Form 20-F
period 2022-12-31
Hongli Group Inc.
filed 2023-05-16
CIK 1855557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-41671

HONGLI GROUP INC.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Beisanli Street, Economic Development Zone

Changle County, Weifang

Shandong, China 262400

Tel: +86 0536-2185222

(Address of principal executive offices)

Jie Liu, Chief Executive Officer

Tel: +86 0535-2180886

Email: zongjingban@hongli-profile.com

Beisanli Street, Economic Development Zone

Changle County, Weifang

Shandong, China 262400

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol (s)	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.0001	HLP	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2022, the issuer had 10,000,000 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically on its corporate Web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this Annual Report are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this Annual Report are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

●	Unless specifically described otherwise, as used in this Annual Report (except in the context of describing our consolidated financial information), the terms “we,” “us,” “our company,” “our”, and “Hongli” refer to Hongli Group Inc., a Cayman Islands holding company, and its subsidiaries;

●	“Controlling Shareholder” refers to Jie Liu;

●	“CRF” refers to cold roll forming.

●	“CNC” refers to computer number control.

●	“Hongli Cayman” refers to Hongli Group Inc., a Cayman Islands holding company.

●	“Hongli Development” refers to Hongli Development Limited, a British Virgin Islands company.

●	“Hongli Technology” refers to Hongli Technology Limited, a British Virgin Islands company.

●	“Hongli HK” refers to Hongli Hong Kong Limited, a Hong Kong company.

●	“Hongli Shandong” and/or “VIE” refer to Shandong Hongli Special Section Tube Company Limited, a PRC company.

●	“Haozhen Beijing” refers to Beijing Haozhen Heavy Industry Technology Company Limited, a PRC company.

●	“Hongli WFOE” refers to Shandong Xiangfeng Heavy Industry Co., Ltd., a PRC company.

●	“Maituo Shandong” refers to Shandong Maituo Heavy Industry Company Limited, a PRC company.

●	“Haozhen Shandong” refers to Shandong Haozhen Heavy Industry Technology Company Limited, a PRC company.

●	“the PRC operating entities” refers to the VIE, Hongli Shandong, and its subsidiaries.

●	“ROP” refers to a rollover protective structure.

●	“China” and “PRC” refer to the People’s Republic of China, including, for the purposes of this Annual Report, Macau and Hong Kong.

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Hongli Group, Inc., par value $0.0001 per share;

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of mainland China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2022 and 2021.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 6.8983 to USD1.00, the year-end spot rate on December 31, 2022 or at the rate of RMB 6.7299 to USD 1.00, the average rate for the year ended December 31, 2022.  Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Contractual Arrangements between Hongli WFOE and Hongli Shandong

Hongli WFOE, a wholly subsidiary of Hongli Cayman, and Hongli Shandong entered into a series of Contractual Arrangements in April 2021. Such Contractual Arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and irrevocable spousal consent letters. Neither Hongli Cayman nor its subsidiaries own any equity interests in the PRC operating entities.

The Contractual Arrangements are designed to allow Hongli Cayman to consolidate Hongli Shandong’s operations and financial results in Hongli Cayman’s financial statements in accordance with U.S. GAAP as the primary beneficiary for accounting purposes.

Due to PRC legal restrictions on foreign ownership in certain sectors or other matters, such as telecommunications and the internet, many China-based operating companies had to list on a U.S. exchange through Contractual Arrangements, or a VIE structure, without a direct ownership in main operating entities. However, even though the business of some other China-based operating companies, including Hongli Shandong, is not within any sensitive sector that Chinese law prohibits direct foreign investment in, some China-based operating companies, as well as Hongli Shandong, at the discretion of the management, still selected to utilize such VIE structure to list overseas to avoid the substantial costs and time. If Hongli Shandong had selected to directly list on a U.S. exchange without such Contractual Arrangements, Hongli Shandong would be required to obtain certain regulatory approvals in connection with the conversion of the PRC operating entities into wholly foreign owned entities which would take the Company approximately 3-6 months to complete, without certainty when the conversion would be completed successfully. As a result, management elected to pursue the VIE structure, at which time that the PRC government did not initiate a series of regulatory actions and statements to regulate business operations in China including enhancing supervision over the use of variable interest entities for overseas listing.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over the use of variable interest entities for overseas listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As we chose such VIE structure, we understand that we are subject to certain risks and uncertainties that may not otherwise exist if we had direct equity ownership in the operating entities. The VIE structure has inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the Contractual Arrangements. See “Item 3. Key Information — D. Risk Factors — We rely on Contractual Arrangements with the VIE and the shareholders of the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.” We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the Contractual Arrangements with Hongli Shandong, its founders and owners, in PRC because all of our Contractual Arrangements are governed by the mainland China laws and provide for the resolution of disputes through arbitration in the PRC, where the legal environment is not as developed as in the United States. See “Item 3. Key Information — D. Risk Factors — Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our results of operation.” Furthermore, these Contractual Arrangements may not be enforceable in China if PRC government authorities or courts take a view that such Contractual Arrangements contravene applicable PRC laws and regulations or are otherwise not enforceable for public policy reasons. See “Item 3. Key Information — D. Risk Factors — The Chinese government exerts substantial influence over the manner in which we and the PRC operating entities must conduct business activities. We or the PRC operating entities are currently not required to obtain permissions or approval from Chinese authorities or agencies to list on U.S. exchanges nor for the execution of Contractual Arrangements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities or agencies to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” In the event we are unable to enforce these Contractual Arrangements, we may not be able to consolidate the financial results of Hongli Shandong, and our results of operation may be materially and adversely affected. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

Permission Required from the PRC Authorities for the VIE’s Operation and to Issue Our Ordinary Shares to Foreign Investors.

The operation of the PRC operating entities is governed by laws and regulations in mainland China. As advised by our PRC counsel, East & Concord, based on their understanding of current laws, regulations and rules in mainland China, the PRC entities have received all requisite permissions and approvals from the government authorities or agencies in mainland China to conduct its current business in mainland China. Hongli Cayman and its subsidiaries as well as the PRC operating entities have not received any denial from the mainland China government authorities or agencies for the VIE’s operation in mainland China. Hongli HK is a holding company with no operation except that Hongli HK holds all of the outstanding equity of Hongli WFOE and may distribute any dividends or payments (if any) received from Hongli WFOE to Hongli Cayman as dividends or transfer the cash proceeds from Hongli Cayman to Hongli WFOE. As of the date hereof, Hongli HK has received all the requisite license or permits from Hong Kong government with regards to its activities.

As further advised by our PRC counsel, East & Concord, based on the understanding of the current law, rules and regulations in mainland China, given that Hongli WFOE was not established by a merger with or an acquisition of any domestic companies in mainland China as defined under the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (“M&A Rules”), as of the date of this Annual Report, permission or approval from any of the authorities or agencies in mainland China is not required for us to issue our Ordinary Shares to investors including foreign investors.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which went effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Ordinary Shares, causing significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factor — Uncertainties with respect to the PRC legal system could have a material adverse effect on us”; “Item 3. Key Information—D. Risk Factor — Our failure to obtain prior approval of the China Securities Regulatory Commission for the listing and trading of our Ordinary Shares on a foreign stock exchange could delay the initial offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our Ordinary Shares”; “Item 3. Key Information—D. Risk Factor — New rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC recently. While such rules have not yet come into effect as of the date of this Annual Report, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless”; and “Regulation — Regulation Related to M&A Regulations and Overseas Listings.”

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with twelve other government agencies in mainland China, published the Measures for Cybersecurity Review which became effective on February 15, 2022, which required that any “network platform operator” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. As the PRC operating entities’ business is engaged in cold roll formed steel profile manufacturing in mainland China and do not involve the collection of personal data of at least 1,000,000 users, implicate cybersecurity, we believe that neither we, nor the PRC operating entities are “network platform operator(s)”, and subject to the cybersecurity review of the CAC. On July 7, 2022, the CAC issued the Security Assessment Measures for Outbound Data Transfers which became effective on September 1, 2022, and it requires that a data processor to provide data abroad under specific circumstances shall apply for the security assessment in respect of the outbound data transfer. As the PRC operating entities do not engage in any operation of information in infrastructure or involve the process of personal data of more than 1,000,000 individual, and have not provided over 100,000 individual’s personal information or over 10,000 individual’s sensitive personal information since January 1 of the last years abroad, further, the PRC entities have not involved the “important data” under the Security Assessment Measures for Outbound Data Transfer. We believe that we, our subsidiaries, or the VIE are not subject to the security assessment of outbound data transfer under the Security Assessment Measures for Outbound Data Transfers. As of the date of this Annual Report, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy, personal information and information and outbound data transfer in all material respects, including the data privacy, personal information and outbound data transfer requirements of the CAC, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review or security assessment of outbound data transfer, and if so, we may not be able to pass such review in relation to the initial offering or such security assessment in relation to outbound data transfer. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. If we (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it may result in fines or other penalties, including suspension of business, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. If we are not able to fully comply with the Measures for Cybersecurity Review, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factor — In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, though such oversight is not applicable to us, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business of the PRC operating entities, our listing on the Nasdaq Capital Market, financial condition, results of operations, and the offering.”

East & Concord, our counsel with respect to mainland China law searched on the National Enterprise Credit Information Publicity System, which displayed that Hongli Shandong and Hongli WFOE are both legitimately established and validly existing under the laws of mainland China. East & Concord has reviewed the Contractual Arrangements among Hongli WFOE, Hongli Shandong and the shareholders of Hongli Shandong, and advised us that that the agreements and contracts under the Contractual Arrangements are in compliance with the laws and regulations in mainland China currently in effect.

Dividend Distributions or Transfers of Cash among the Holding Company, Its Subsidiaries, and the PRC Operating Entities

As of the date of this Annual Report, none of Hongli HK, Hongli WFOE and the PRC operating entities have made any dividends to Hongli Cayman. As of the date of this Annual Report, no dividends or distributions have been made to any U.S. investors. We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As of the date of this Annual Report, Hongli Cayman, Hongli HK, Hongli WFOE as well as the PRC operating entities have not adopted or maintained any other cash management policies and procedures.

Hongli Cayman is a holding company with no material operations of its own and do not generate any revenue. Cash proceeds raised from overseas financing activities, including the cash proceeds from the initial offering, may be transferred by Hongli Cayman to Hongli HK, and then transferred to Hongli WFOE via capital contribution or shareholder loans, as the case may be. Cash proceeds may flow to the VIE from Hongli WFOE pursuant to certain contractual agreements between Hongli WFOE and the VIE as permitted by the applicable PRC regulations. The process for sending such proceeds back to the mainland China may be time-consuming after the closing of the initial offering. We may be unable to use these proceeds to grow the business of the PRC operating entities until the PRC operating entities receive such proceeds in mainland China. Any transfer of funds by the offshore holding company to the entities in the PRC, either as a loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in mainland China. Any foreign loans procured by the PRC operating entities and Hongli WFOE is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) or its local branches or satisfy relevant requirements, and Hongli WFOE may not procure foreign loans which exceed the difference between their respective total project investment amount and registered capital or 2.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of Hongli WFOE, and the VIE may not procure foreign loans which exceed 2.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of the VIE. According to the applicable PRC regulations on foreign-invested enterprises in mainland China, capital contributions to the PRC operating entities are subject to the filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Mainland China regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the initial offering or any future offering to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand the business of the PRC operating entities.”

Under our current corporate structure, we rely on dividend payments from Hongli HK and Hongli WFOE to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to pay any debt we may incur:

●	Hongli WFOE’s ability to distribute dividends is based upon its distributable earnings. Current mainland China regulations permit Hongli WFOE to pay dividends to Hongli HK in accordance with applicable PRC laws and regulations under which Hongli WFOE can only pay dividends to Hongli HK out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Furthermore, Hongli WFOE could make payments to Hongli HK pursuant to the relevant agreements between them as permitted by the applicable PRC regulations. In addition, Hongli WFOE is required to set aside certain after-tax profit to fund a statutory reserve as described below in this section.

●	Based on the Hong Kong laws and regulations, as of the date of this Annual Report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities and some tax restrictions between Hong Kong and mainland China as discussed herein below in this section. As a result, Hongli HK may further distribute any dividends or payments (if any) received from Hongli WFOE to Hongli Cayman as dividends.

●	Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of funds from Hongli HK, which will be dependent on receipt of dividends or payments (if any) from Hongli WFOE, which will be dependent on payments from the VIE in accordance with the laws and regulations of the PRC and the Contractual Arrangements between them.

●	Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if Hongli WFOE, Hongli HK or the VIE incurs debt on its own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If either Hongli WFOE, Hongli HK or the VIE is unable to distribute dividends or make payments directly or indirectly to Hongli Cayman, we may be unable to pay dividends on our Ordinary Shares.

The transfer of funds among the PRC operating entities are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Amendment, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations. As advised by our PRC counsel, East & Concord, the Provisions on Private Lending Cases does not prohibit using cash generated from one PRC operating entity to fund another affiliated PRC operating entity’s operations. We or the PRC operating entities have not been notified of any other restriction which could limit the PRC operating entities’ ability to transfer cash among each other. See “Regulation — Regulations Related to Private Lending.”

In addition, the mainland China government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of mainland China and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China and may adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to utilize our revenues effectively.”

If we are considered a mainland China tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. Certain payments from the VIE, Hongli Shandong, to Hongli WFOE are subject to mainland China taxes, including business taxes and VAT.

In addition, each of Hongli WFOE and the PRC operating entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in mainland China may also set aside a portion of its after-tax profits to fund an optional employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of shareholders. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland China project. However, the 5% withholding tax rate does not automatically apply, and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the mainland China project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower mainland China withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by Hongli WFOE to its immediate holding company, Hongli HK. As of the date of this Annual Report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Hongli HK intends to apply for the tax resident certificate when Hongli WFOE plans to declare and pay dividends to Hongli HK. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Hongli WFOE, and dividends payable by Hongli WFOE to Hongli HK may not qualify to enjoy certain treaty benefits.”

Financial Information Related to the VIE

The following tables present selected condensed consolidating statements of income and comprehensive income, and cash flows for the years ended December 31, 2022, 2021 and 2020, and the selected condensed consolidating balance sheets as of December 31, 2022 and 2021, which showing financial information for parent company, Hongli Cayman, its subsidiaries (Hongli Technology, Hongli HK, and Hongli WFOE), the VIE and its subsidiaries, eliminating entries and consolidated information.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Revenues	$-	$-	$-	$20,283,245	$-	$20,283,245
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$2,932,363	$-	$(2,932,363)	$-
Share of income from subsidiaries	$2,932,363	$2,932,363	$-	$-	$(5,864,726)	$-
Benefits through VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Consulting fee in relation to services rendered by Hongli WFOE	$-	$-	$-	$(2,932,363)	$2,932,363	$-
Net income	$2,932,363	$2,932,363	$2,932,363	$-	$(5,864,726)	$2,932,363
Comprehensive income (loss)	$2,860,779	$2,860,779	$2,860,779	$(874,682)	$(5,721,558)	$1,986,097

	For the Year Ended December 31, 2021
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Revenues	$-	$-	$-	$21,713,138	$-	$21,713,138
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$2,095,301	$-	$(2,095,301)	$-
Share of income from subsidiaries	$2,095,301	$2,095,301	$-	$-	$(4,190,602)	$-
Benefits through VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Consulting fee in relation to services rendered by Hongli WFOE	$-	$-	$-	$(2,095,301)	$2,095,301	$-
Net income	$2,095,301	$2,095,301	$2,095,301	$1,106,911	$(4,190,602)	$3,202,212
Comprehensive income	$2,120,978	$2,120,978	$2,120,978	$1,353,915	$(4,267,633)	$3,449,216

	For the Year Ended December 31, 2020
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Revenues	$-	$-	$-	$11,158,820	$-	$11,158,820
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Share of income from subsidiaries	$-	$-	$-	$-	$-	$-
Benefits through VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-
Consulting fee in relation to services rendered by Hongli WFOE	$-	$-	$-	$-	$-	$-
Net income	$-	$-	$-	$2,423,941	$-	$2,423,941
Comprehensive income	$-	$-	$-	$2,891,935	$-	$2,891,935

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2022
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	$-	$-	$-	$2,085,033	$-	$2,085,033
Consulting fee receivable due from VIE and VIE’s subsidiaries	$-	$-	$4,981,757	$-	$(4,981,757)	$-
Total current assets	$-	$-	$4,981,757	$14,064,401	$(4,981,757)	$14,064,401
Investments in a subsidiary	$4,981,757	$4,981,757	$-	$-	$(9,963,514)	$-
Accumulated benefits through VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Total non-current assets	$4,981,757	$4,981,757	$-	$22,099,738	$(9,963,514)	$22,099,738
Total Assets	$4,981,757	$4,981,757	$4,981,757	$36,164,139	$(14,945,271)	$36,164,139
Consulting fee payable due to Hongli WFOE	$-	$-	$-	$4,981,757	(4,981,757)	$-
Total Liabilities	$-	$-	$-	$27,671,203	$(4,981,757)	$22,689,446
Total Shareholders’ Equity	$4,981,757	$4,981,757	$4,981,757	$8,492,936	$(9,963,514)	$13,474,693
Total Liabilities and Shareholders’ Equity	$4,981,757	$4,981,757	$4,981,757	$36,164,139	$(14,945,271)	$36,164,139

	As of December 31, 2021
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	$-	$-	$-	$484,389	$-	$484,389
Consulting fee receivable due from VIE and VIE’s subsidiaries	$-	$-	$2,120,978	$-	$(2,120,978)	$-
Total current assets	$-	$-	$2,120,978	$11,398,013	$(2,120,978)	$11,398,013
Investments in a subsidiary	$2,120,978	$2,120,978	$-	$-	$(4,241,956)	$-
Accumulated benefits through VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Total non-current assets	$2,120,978	$2,120,978	$-	$10,447,733	$(4,241,956)	$10,447,733
Total Assets	$2,120,978	$2,120,978	$2,120,978	$21,845,746	$(6,362,934)	$21,845,746
Consulting fee payable due to Hongli WFOE	-	-	-	2,120,978	(2,120,978)	-
Total Liabilities	$-	$-	$-	$12,478,128	$(2,120,978)	$10,357,150
Total Shareholders’ Equity	$2,120,978	$2,120,978	$2,120,978	$9,367,618	$(4,241,956)	$11,488,596
Total Liabilities and Shareholders’ Equity	$2,120,978	$2,120,978	$2,120,978	$21,845,746	$(6,362,934)	$21,845,746

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by operating activities	$-	$-	$-	$2,493,024	$-	$2,493,024
Net cash used in investing activities	$-	$-	$-	$(11,670,592)	$-	$(11,670,592)
Net cash provided by financing activities	$-	$-	$-	$10,841,222	$-	$10,841,222

	For the Year Ended December 31, 2021
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by operating activities	$-	$-	$-	$1,139,648	$-	$1,139,648
Net cash used in investing activities	$-	$-	$-	$(3,051,348)	$-	$(3,051,348)
Net cash provided by financing activities	$-	$-	$-	$983,364	$-	$983,364

	For the Year Ended December 31, 2020
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by operating activities	$-	$-	$-	$2,979,086	$-	$2,979,086
Net cash used in investing activities	$-	$-	$-	$(2,011,864)	$-	$(2,011,864)
Net cash provided by financing activities	$-	$-	$-	$108,213	$-	$108,213

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARY AND VIES

Balance, January 1, 2020	$5,147,445
Comprehensive income for the year	2,891,935
Balance, December 31, 2020	8,039,380
Comprehensive income for the year	3,449,216
Balance, December 31, 2021	11,488,596
Comprehensive income for the year	1,986,097
Balance, December 31, 2022	$13,474,693

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

SUMMARY OF RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to the Business and Industry of the PRC Operating Entities

Risks and uncertainties related to the business and industry of the PRC operating entities include, but are not limited to, the following:

●	The operations of the PRC operating entities rely heavily on their workforce, which is exposed to a wide range of operational hazards typical for the steel-making industry. These hazards arise from working at industrial sites, operating heavy machinery and performing other hazardous activities.

●	The PRC operating entities had 3 major customers. However, there can be no assurance that the PRC operating entities will maintain or improve the relationships with customers who do not have long-term contracts with them.

●	The PRC operating entities have been dependent upon bank loans and proceeds received from their shareholders’ equity contributions to meet their capital requirements in the past. We cannot assure you that the PRC operating entities will be able to obtain capital in the future to meet their capital requirements for their products development and to maintain operations and improve financial performance.

●	For effective growth management, the PRC operating entities will be required to continue improving their operations, management, and financial systems and controls. The PRC operating entities’ failure to manage growth effectively may lead to operational and financial inefficiencies, which will have a negative effect on their profitability.

●	One key to the success of the PRC operating entities is their experienced R&D team which enables them to be a “custom-made profile shop” for their customers. The PRC operating entities compete for qualified personnel with other similar products manufacturing companies. Intense competition for these personnel could cause their compensation costs to increase, which could have a material adverse effect on our results of operations and financial performance.

●	The PRC operating entities use a variety of chemicals and produce significant emissions in their manufacturing operations. As such, the PRC operating entities are subject to various national and local environmental laws and regulations in China concerning issues such as air emissions, wastewater discharges, and solid waste management and disposal.

●	We are a Cayman Islands company and substantially all of our assets are located outside of the United States. In addition, all of our directors and officers (except one independent director) are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom (except one independent director) are residents in the United States, and whose significant assets are located outside of the United States.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We have relied and expect to continue to rely on Contractual Arrangements with the VIE to consolidate the financial results of the PRC operating entities. Under the current Contractual Arrangements, we rely on the performance by the consolidated variable interest entities and their shareholders of their obligations under the contracts to consolidate financial results of the VIE.

●	If the VIE or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws.

●	Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the mainland China tax authorities within ten years after the taxable year when the transactions are conducted. We may face material and adverse tax consequences if the mainland China tax authorities determine that the Contractual Arrangements between Hongli WFOE, the VIE, and the shareholders of the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the VIE’s income in the form of a transfer pricing adjustment.

●	The VIE holds certain assets that are material to the operation of its business, including the use right of industrial land and production facilities. We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of its business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

Risks Related to Doing Business in China

The WFOE and PRC operating entities are based in mainland China, Hongli HK is established in Hong Kong as a holding company, and the PRC operating entities have all of their operations in China, and therefore, we and the PRC operating entities face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	A substantial majority of the operations of the PRC operating entities are conducted in China, and a significant portion of our net revenues are derived from customers where the contracting entity is located in China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake may be subject, to a significant extent, to economic, political and legal developments in China. The risk of legal system includes the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

●	China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.

●	The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters.

●	The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to manufacturing, environmental regulations, land use rights, property and other matters. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

●	There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing the business of the PRC operating entities and the enforcement and performance of our arrangements with customers in certain circumstances. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on the business of the PRC operating entities.

●	All of our assets are located outside of the United States and the proceeds of the initial offering will primarily be held in banks outside of the United States. In addition, a majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us.

●	Our Ordinary Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Even though, currently, we are not subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data, these laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

●	Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities.

●	We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, we conduct a significant portion of our operations in China and the majority of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and many are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China.

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares, including, but not limited to, the following:

●	We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

●	Our management will have broad discretion in the application of the net proceeds from the initial offering, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree.

●	We currently intend to retain any future earnings to finance the operation and expansion of the business of the PRC operating entities, and we do not expect to declare or pay any dividends in the foreseeable future.

●	The public offering price of our shares is substantially higher than the pro forma net tangible book value per ordinary share of our Ordinary Shares. You will experience immediate and substantial dilution.

Risks Related to the Business and Industry of the PRC Operating Entities

The business of the PRC operating entities involves occupational hazards to their workforce.

The operations of the PRC operating entities rely heavily on their workforce, which is exposed to a wide range of operational hazards typical for the steel-making industry. These hazards arise from working at industrial sites, operating heavy machinery and performing other hazardous activities. Although the PRC operating entities provide their workforce with occupational health and safety training and believe that their safety standards and procedures are adequate, accidents at their sites and facilities have occurred in the past and may occur in the future as a result of unexpected circumstances, failure of employees to follow proper safety procedures, human error or otherwise. If any of these circumstances were to occur in the future, they could result in personal injury, business interruption, possible legal liability, damage to our business reputation and corporate image and, in severe cases, fatalities, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. The PRC operating entities have general liability and workers’ compensation insurance to protect them against such risks, but recoveries under the insurance coverage that we obtain in the future, if any, may not fully offset their costs in the event of a claim.

The PRC operating entities may not be able to accurately forecast demand for their products.

The PRC operating entities order raw materials and supplies and plan production based on discussions with their customers and internal forecasts of demand. If they are unable to accurately forecast demand for their products, in terms of both overall volume and specific products, they may experience delayed product shipments and customer dissatisfaction which could have an adverse impact on our business, results of operations and financial condition.

The considerable uncertainty in Chinese economic growth could hurt demand of the products of the PRC operating entities.

While China has grown significantly over the past two decades, the growth rate may decrease due to uncertainties with respect to national structural control along with other factors. If China’s growth rate slows, or even declines, demand for the products of the PRC operating entities might be accordingly decreased. Therefore, the business of the PRC operating entities might be adversely affected by the slowdown in the economic conditions, which would negatively affect sales of their products, operations of our company and our financial condition.

Tariffs could materially have a negative impact on demand of the products of the PRC operating entities.

Import tariffs, other trade barriers and protectionist policies could negatively affect steel prices and the PRC operating entities’ exports to international markets, particularly the United States. Such import barriers adversely affect the PRC operating entities’ business by limiting their access to or competitiveness in foreign steel markets. For example, as the PRC operating entities are currently developing the US market, the PRC operating entities might anticipate a significant increase of cost of goods for their sales if any to the United States as a result from tariffs on steel and steel products imports imposed by the U.S. government. The U.S. government imposed a 25% tariff on steel imports in March 2018 under “Section 232” from nearly all foreign countries. In addition to the Section 232 tariff, the U.S. government has imposed hefty anti-dumping and subsidy countervailing duties on a wide range of steel imports from China. With regard to the PRC operating entities in particular, the Section 232 tariff had a limited effect on their U.S. sales, because the tariffs on their exports to the United States had already reached 25% before 2018. There was no additional tariff on their U.S. exports in respect of the Section 232 tariff or the US-China trade war. However, you should not expect that the PRC operating entities’ sales of products would continue to offset the potential increase in the pricing of the steel products due to any increased tariffs. As a result of increasing costs, the potentially increased pricing by the PRC operating entities could have an adverse effect on their operations and financial conditions and our financial conditions.

The PRC operating entities’ business is also affected by global economic conditions.

As the PRC operating entities profile products are applied to different kinds of machineries and equipment manufactured by enterprises in South Korea, Japan, United States and Sweden, the demands of the machineries and equipment in the world will to a certain extent impact the business of the PRC operating entities. Further, the PRC operating entities offer a broad range of products exported to South Korea, Japan, United States and Sweden, so the business of the PRC operating entities also depend upon factors relating to global economic conditions such as business conditions, interest rates, availability of credit, and applicable taxation in regional and local markets where they sell their products.

Our revenue will decrease if the industries in which the customers of the PRC operating entities operate experience a protracted slowdown.

The products of the PRC operating entities mainly serve as key components in projects and machines operated by their customers which are in a broad range of industries. Therefore, the PRC operating entities are subject to the general changes in economic conditions affecting those industry segments of the economy. If the industry segments in which the customers of the PRC operating entities operate do not grow or if there is a contraction in those industries, demand for the PRC operating entities’ products will decrease. Demand for the PRC operating entities’ products is typically affected by a number of overarching economic factors, including, but not limited to, interest rates, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall global economy. If there is a decline in economic activity in China and the other markets in which the PRC operating entities operate or a protracted slowdown in industries on which the PRC operating entities rely for their sales, demand for their products and our revenue will likewise decrease.

The PRC operating entities operate in a competitive industry. If the PRC operating entities are unable to compete successfully, they may lose market share to their competitors.

The domestic market for custom-made profile and related products is highly competitive. The PRC operating entities’ current or potential competitors include major and scaled manufacturers in China and overseas. Some of their competitors may have greater brand recognition, a larger group of customers or vendors, longer operating histories and greater marketing resources than we do. Customers may weight their experience and resources over us in various ways, therefore increasing our competitor’s respective market shares. This competition affects the prices at which the PRC operating entities are able to sell their products, and their ability to retain or attract customers.

You should not expect that the PRC operating entities will be able to compete successfully against current or potential competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations. Failure to compete successfully against existing or new competitors may cause the PRC operating entities to lose market share, customers and other business partners.

Any decline in the availability or increase in the cost of raw materials could materially affect our earnings.

The principal raw material used to manufacture the products of the PRC operating entities is steel. The manufacturing operations of the PRC operating entities depend heavily on the availability of raw materials. The availability of raw materials may decline and their prices may fluctuate greatly. During the fiscal years ended December 31, 2022, December 31, 2021 and 2020, Hongli Shandong, the VIE, purchased a total of approximately $5.2 million, $8.8 million and $3.7 million, respectively, of raw materials from Shanghai Wanhe Supply Chain Management Co., Ltd. (“Shanghai Wanhe”), which accounted for approximately 46%, 65% and 62% of our raw materials, respectively. Hongli Shandong has a procurement framework agreement with Shanghai Wanhe valid until December 31, 2022 or December 31, 2024 if no written dissent to an automatic two-year renewal is received from either party, under which Hongli Shandong may purchase raw materials under specific purchase contracts. Though the PRC operating entities are not dependent on their current suppliers and may be able to find replacement in the market, we cannot assure you that their operations will not be interrupted if their major suppliers are unable or unwilling to provide them with raw materials on terms acceptable to them. This could result in a decrease in profit and damage to our reputation in the industry. In the event the cost of the PRC operating entities’ raw materials increase if they have to use a substitute supplier or even from their existing suppliers, they may not be able to pass these higher costs on to their customers in full or at all. Any increase in the prices for raw materials could materially increase their costs and therefore lower their earnings.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major customers. The PRC operating entities had 3 major customers, LOVOL, South Korean VOLVO and SDLG, who in aggregate accounted for approximately $15.0 million, or 74%, $15.6 million, or 72%, and $8.8 million, or 79% of sales for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. All of these major customers have been with the PRC operating entities for an average of 10 years and we consider that their relationship with them are stable and solid. Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products and services that will be generated by these customers or the future demand for our products by these customers in the marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, the PRC operating entities could be pressured to reduce their product prices or these customers could decrease the purchase quantity of the products of the PRC operating entities, which could have an adverse effect on the margins and financial position, and could negatively affect our revenues and results of operations. If any of these three large customers of the PRC operating entities terminates the purchase of the PRC operating entities’ products, such termination would materially negatively affect our revenues, results of operations and financial condition.

The loss of any of the key customers of the PRC operating entities could reduce our revenues and our profitability.

We consider the major customers of the PRC operating entities in each period to be those customers that accounted for more than 10% of our revenue in such period. The PRC operating entities had 3 major customers, LOVOL, South Korean VOLVO and SDLG, who in aggregate accounted for approximately $15.0 million, or 74%, $15.6 million, or 72%, and $8.8 million, or 79% of sales for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. All of these major customers have been with the PRC operating entities for an average of 10 years and we consider that their relationship with them are stable and solid.

However, there can be no assurance that the PRC operating entities will maintain or improve the relationships with customers who do not have long-term contracts with them. If the PRC operating entities cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

Our inability to raise capital could have material adverse effect on our financial condition and results of operations.

The VIE, Hongli Shandong, is currently undertaking an Expansion Plan with an aggregated estimated cost of $24.9 million which will significantly improve its capacity and profit margin as well as its market shares and scale. If we cannot raise capital and are unable to execute the business plan of the PRC operating entities successfully, the PRC operating entities may not be able to grow effectively as they expected or satisfy the increased demands from their existing customers, or respond to new orders from potential customers, which could have a material adverse effect on our business, financial conditions and results of operation.

The PRC operating entities will require substantial additional funding in the future. There is no assurance that additional financing will be available to the PRC operating entities.

The PRC operating entities have been dependent upon bank loans and proceeds received from their shareholders’ equity contributions to meet their capital requirements in the past. We cannot assure you that the PRC operating entities will be able to obtain capital in the future to meet their capital requirements for their products development and to maintain operations and improve financial performance. If the PRC operating entities were unable to meet their future funding requirements for working capital and for general business purposes, they could experience operating losses and limit their marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. If adequate additional financing is not available on reasonable terms, the PRC operating entities may not be able to undertake their expansion plan or purchase additional equipment for their operations, and they would have to modify their business plans accordingly.

Mainland China regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the initial offering and any future offering to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand the business of the PRC operating entities.

We are an offshore holding company conducting our operations in mainland China through the PRC operating entities pursuant to the Contractual Arrangements. We may make loans to our subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiaries in China.

Any loans to Hongli WFOE in China, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Hongli WFOE in China to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprise or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from the initial offering, to Hongli WFOE, which may adversely affect our liquidity and our ability to fund and expand the business of the PRC operating entities in China.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. Since SAFE Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to PRC subsidiaries in or future capital contributions by us to Hongli WFOE in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from the initial offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand the business of the PRC operating entities.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

All of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC and/or transfer cash out of China to pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. In addition, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

During any growth, the PRC operating entities may encounter problems related to their operational and financial systems and controls, including quality control and delivery and production capacities.

Any significant growth in the market for the products of the PRC operating entities or their entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of the date of this Annual Report, the PRC operating entities have 207 employees. The PRC operating entities would also need to continue to expand, train and manage their employees. Continued future growth will impose significant added responsibilities upon their management to identify, recruit, maintain, integrate, and motivate new employees.

The PRC operating entities may encounter working capital shortage, as they may need additional funds to finance the purchase of materials and supplies, development of new products, and hiring of additional employees.

For effective growth management, the PRC operating entities will be required to continue improving their operations, management, and financial systems and controls. The PRC operating entities’ failure to manage growth effectively may lead to operational and financial inefficiencies, which will have a negative effect on their profitability. We cannot assure investors that the PRC operating entities will be able to timely and effectively meet increased demand and maintain the quality standards required by their existing and potential customers.

Our indebtedness to lenders and other creditors is significant and if we encounter demands for payment that we cannot meet, it could have adverse consequences for our business and future prospects.

As of December 31, 2022, our current assets were approximately $14.1 million, and our current liabilities were approximately $12.4 million. As of December 31, 2021, our current assets were approximately $11.4 million, and our current liabilities were approximately $9.7 million. As of December 31, 2020, our current assets were approximately $8.6 million, and our current liabilities were approximately $5.5 million.

For the fiscal year ended December 31, 2022, the PRC operating entities entered into various loan agreements with the banks for an aggregated amount of approximately $16.6 million to facilitate their operations. Interest rates for the loans outstanding during the fiscal year ended December 31, 2022 range from 4.3% to 6.8% per annum.  All of the bank loans mature within one year. Substantially all outstanding bank loans as of December 31, 2022 were guaranteed by the family members of Mr. Jie Liu, our CEO, and certain third-party companies. For the years ended December 31, 2021 and 2020, the PRC operating entities entered into various loan agreements with the banks for an aggregated amount of approximately $5.66 million and $3.82 million, respectively, to facilitate their operations. Interest rates for the loans outstanding during the years ended December 31, 2021 and 2020 range from 4.35% to 6.95% per annum for both years. All of the bank loans mature within one year. Substantially all outstanding bank loans as of December 31, 2021 and 2020 were guaranteed by the family members of Mr. Jie Liu, our CEO, companies owned by those family members, and certain third-party companies.

Additionally, on December 21, 2022, Hongli Shandong entered into a loan agreement with Bank of Weifang, pursuant to which, Bank of Weifang agreed to loan Hongli Shandong for its Expansion Plan a principal amount of approximately $10.5 million (RMB 70 million) with a fixed 35-month term and an annual interest rate of 6.8%. As of the date hereof, the bank loan from Bank of Weifang has been fully paid off and there is no penalty for prepayment of the bank loan.

Our ability to pay these liabilities and meet our obligations will also depend on our cash reserves, available additional financing and ongoing operating performance. Historically, the PRC operating entities had been using their historical funds to optimize the sales and production of the PRC operating entities and the PRC operating entities have been generating positive cash flows from their business for their ordinary course of operations. In order to further grow and expand the business, the PRC operating entities are seeking bank loans to fund and execute their Expansion Plan, and there can be no assurance that the PRC operating entities will possess or be able to secure the bank loans to meet these payment obligations under the Expansion Plan when they become due. A failure by Hongli Shandong to meet its payment and other obligations, including its financial covenants and security coverage requirement, could lead to defaults under such loan agreements. If Hongli Shandong defaults under its loan agreement, Hongli Shandong may have to cash the deposit of its working capital, which could have material impact on business and results of operation.

The PRC operating entities’ failure to satisfy these obligations when due would have a material adverse effect on their ability to continue in business and could cause them to liquidate, resulting in the total loss of value to our shareholders.

We cannot assure you that the internal growth strategy of the PRC operating entities will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of the strategies of the PRC operating entities is to grow internally through increasing the development of new products and improving the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, the PRC operating entities’ ability to improve their products and product mix to realize the benefits of their research and development efforts, international trade and tariff barriers, unexpected costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. We cannot, therefore, assure you that the PRC operating entities will be able to successfully overcome such obstacles and establish their products in any additional markets. The inability of the PRC operating entities to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

The business of the PRC operating entities depends on the continued efforts of their senior management. If one or more of the key executives of the PRC operating entities were unable or unwilling to continue in their present positions, the business of senior management may be severely disrupted.

The business operations of the PRC operating entities depend on the continued services of their senior management, particularly the executive officers named in this Annual Report. While the PRC operating entities have provided different incentives to their management, we cannot assure you that the PRC operating entities can continue to retain their services. If one or more of their key executives were unable or unwilling to continue in their present positions, the PRC operating entities may not be able to replace them easily, or at all, their future growth may be constrained, their business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and the PRC operating entities may incur additional expenses to recruit, train and retain qualified personnel. In addition, although the PRC operating entities have entered into confidentiality and non-competition agreements with their management, there is no assurance that any member of their management team will not join the competitors of the PRC operating entities or form a competing business. If any dispute arises between the PRC operating entities and their current or former officers, the PRC operating entities may have to incur substantial costs and expenses in order to enforce such agreements in China or the PRC operating entities may be unable to enforce them at all.

The business of the PRC operating entities is substantially dependent upon their key R&D personnel who possess skills that are valuable in this industry, and the PRC operating entities may have to actively compete for their services.

One key to the success of the PRC operating entities is their experienced R&D team which enables them to be a “custom-made profile shop” for their customers. The PRC operating entities compete for qualified personnel with other similar products manufacturing companies. Intense competition for these personnel could cause their compensation costs to increase, which could have a material adverse effect on our results of operations and financial performance. Key R&D personnel and our general managers of the PRC operating entities have entered into non-compete and confidentiality agreements with us, however, we cannot assure you that the PRC operating entities will not lose them because of such contractual obligations. The future success of the PRC operating entities and ability to grow their business will depend in part on the continued service of these individuals and the PRC operating entities’ ability to identify, hire and retain additional qualified personnel. If the PRC operating entities are unable to attract and retain qualified employees, they may not be able to meet their business and financial goals.

The PRC operating entities may not be able to prevent others from unauthorized use of their intellectual property, which could cause a loss of customers, reduce our revenues and harm their competitive position.

The PRC operating entities rely on a combination of copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. To protect their trade secrets and other proprietary information, key R&D personnel and their general managers are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps the PRC operating entities have taken may be inadequate to prevent the misappropriation of their proprietary technology. Unauthorized copying, other misappropriation, or negligent or accidental leakage of their proprietary technologies could enable third parties to benefit from their technologies without obtaining their consent or paying them for doing so, which could harm the business and competitive position of the PRC operating entities. Though the PRC operating entities are not currently involved in any litigation with respect to intellectual property, they may need to enforce their intellectual property rights through litigation. Litigation relating to their intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

The PRC operating entities may face intellectual property infringement claims that could be time-consuming and costly to defend. If the PRC operating entities fail to defend themselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing their existing products.

The success of the PRC operating entities largely depends on their ability to use and develop their technology without infringing the intellectual property rights of third parties, especially patents. The PRC operating entities may be subject to risk related to potential patent infringement claims, regarding the patents of our profile products developed by them used for the production of the profile products for their customers. The PRC operating entities may be subject to litigation involving claims of violation of other intellectual property rights of third parties. The PRC operating entities may be unaware of intellectual property registrations or applications relating to their products that may give rise to potential infringement claims against them. There may also be technologies licensed to and relied on by the PRC operating entities that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. The PRC operating entities are subject to additional risks as a result of their hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent the PRC operating entities from delivering services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claims against the PRC operating entities, whether with or without merit, could, among others things, require them to pay substantial damages, develop non-infringing technology, or re-brand their name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of the PRC operating entities’ products until resolution of such litigation, or could require the PRC operating entities to indemnify their customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether the PRC operating entities ultimately win or lose, could damage the reputation of the PRC operating entities and have a material adverse effect on their business, results of operations or financial condition.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our delivery and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our operations and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We and the PRC operating entities currently do not have any operation or business in Russia or Ukraine, however, we may be potentially indirectly adversely impacted any significant disruption it has caused and may continue to escalate. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks. Even though the PRC operating entities’ business is engaged in CRF profile manufacturing in China and do not have any measure in place to mitigate such potential cyberattacks, it is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

The business of the PRC operating entities could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

Recently, there has been a global pandemic of a novel strain of coronavirus (COVID-19) that first emerged in China in December 2019 and has spread globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half year of 2020. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. The PRC operating entities followed the restrictive measures implemented in China, by suspending onsite operation and having employees work remotely until February 2020, when they started to gradually resume normal operations. The operations, especially international orders, of the PRC operating entities were negatively impacted by the COVID-19 pandemic. Further, the effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, which may have impacts on the business, operation, and financial conditions of the PRC operating entities is uncertain. Further, China’s policy of effecting closures to avoid infections, including the recent lockdown in many provinces and municipalities in China, could negatively impact the business, operation, and financial results of the PRC operating entities.

Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control.

While the number of new COVID-19 cases in China remains low, due to the high uncertainty of the evolving situation, we have limited visibility on the full impact brought upon by the COVID-19 pandemic and the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

The business of the PRC operating entities could be materially and adversely affected by the outbreak of epidemics including but not limited to the 2019 novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance have been adversely affected by epidemics such as the on-going novel coronavirus (COVID-19), natural disasters and other catastrophes. As a result of the on-going novel coronavirus, the PRC operating entities have experienced slowdowns and temporary suspensions in production. The PRC operating entities’ business could be materially and adversely affected in the event that the slowdowns or suspensions last for a long period of time, or decrease demand for their products. During such epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on the PRC operating entities’ business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on the PRC operating entities’ business and results of operations. In addition, the PRC operating entities may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, their operational continuity may be adversely and materially affected, which in turn may harm their reputation.

If the PRC operating entities are not able to continue to innovate or if the PRC operating entities fail to adapt to changes in their industry, our business, financial condition and results of operations would be materially and adversely affected.

The custom-made profile products industry has trends of developing high-end and high-tech products to fulfill the changing customers’ demands. Furthermore, the competitors of the PRC operating entities are constantly developing innovations in different types of steel products to enhance customers’ experience. The PRC operating entities continue to invest significant resources in their infrastructure, research and development and other areas to enhance their existing products as well as to introduce new products that will attract more participants to their marketplaces. The changes and developments taking place in this industry may also require the PRC operating entities to re-evaluate their business model and adopt significant changes to their long-term strategies and business plan. The failure of the PRC operating entities to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

If the PRC operating entities fail to promote and maintain their brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of the PRC operating entities’ brand effectively is critical to attracting new and retaining existing customers. Successful promotion of the PRC operating entities’ brand and their ability to attract customers depend largely on the effectiveness of their marketing efforts and the success of the channels they use to promote their products. It is likely that the PRC operating entities’ future marketing efforts will require them to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If the PRC operating entities fail to successfully promote and maintain their brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair the PRC operating entities’ ability to grow their business.

New lines of business or new products may subject us to additional risks.

From time to time, the PRC operating entities may implement new lines of business or offer new products within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, the PRC operating entities may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product. Furthermore, any new line of business and/or new products could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products could have a material adverse effect on our business, results of operations and financial condition.

Equipment failures or production curtailments or shutdowns could adversely affect the PRC operating entities’ production. A lack of insurance coverage could expose the PRC operating entities to significant costs and business disruption.

The production capacities of the PRC operating entities are subject to equipment failures and to the risk of catastrophic loss due to unanticipated events, such as fires, explosions and adverse weather conditions. None of the PRC operating entities maintain any insurance to cover assets, property and potential liability of their business. The lack of insurance could leave their business inadequately protected from loss. If the PRC operating entities were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the foreign corrupt practices act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We will have operations, agreements with third parties and make sales in South-East Asia, which may experience corruption. The existing business of the PRC operating entities in Asia creates the risk of unauthorized payments or offers of payments by one of the employees, consultants, or sales agents of our Company, because these parties are not always subject to the control of the PRC operating entities. It will be our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or sales agents of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire.

Environmental regulations impose substantial costs and limitations on the PRC operating entities’ operations.

The PRC operating entities use a variety of chemicals and produce significant emissions in their manufacturing operations. As such, the PRC operating entities are subject to various national and local environmental laws and regulations in China concerning issues such as air emissions, wastewater discharges, and solid waste management and disposal. These laws and regulations can restrict or limit their operations and expose them to liability and penalties for non-compliance. While the PRC operating entities believe that their facilities are in material compliance with all applicable environmental laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of the PRC operating entities’ business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While the PRC operating entities believe that they can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated.

Non-compliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

As the operations of the PRC operating entities’ business impact the environment, the PRC operating entities must comply with all applicable national and local environmental laws and regulations in China. The PRC operating entities are required to undertake environmental impact assessment procedures and pass certain inspection and approval procedures before commencing our operations. The PRC operating entities are also required to register with, or obtain approvals from, relevant environmental protection authorities for various environmental matters such as discharging waste generated by their operations.

The PRC operating entities intend to increase their capacity in the future by establishing new facilities. The PRC operating entities will be required to obtain certain environmental, construction and safety approvals and completed certain examination and acceptance procedures for these facilities. They may not be able to obtain such approvals or complete such procedures in a timely manner or at all. If for any reason the relevant government authorities in China determine that the PRC operating entities are not in compliance with environmental and construction laws and regulations, the PRC operating entities may be required to pay fines, suspend or cease their operations in the relevant premises. In addition, because the requirements imposed by environmental, health and safety laws and regulations may change and more stringent regulations may be adopted, the PRC operating entities may be unable to accurately predict the cost of complying with these laws and regulations, which could be substantial.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial majority of our current business operations are conducted in the PRC. In addition, all of our directors and officers (except one independent director) are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom (except one independent director) are residents in the United States, and whose significant assets are located outside of the United States. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment obtained in the federal or state courts in the United States against the Company, under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC, against us or such persons predicated upon the securities laws of the United States or any state.

Potential disruptions in the capital and credit markets may adversely affect the PRC operating entities’ business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in the global economy may affect the availability of business and customer credit. The PRC operating entities may need to rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from their operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect their ability to draw on such short-term bank facilities. The PRC operating entities’ access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to the PRC operating entities if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from the PRC operating entities and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives or failures of financial institutions could adversely affect our access to the liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures, and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows and financial position.

Risks Related to Our Corporate Structure

We rely on Contractual Arrangements with the VIE and the shareholders of the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.

We have relied and expect to continue to rely on the Contractual Arrangements with the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to consolidate financial results of the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to consolidate the financial results of the PRC operating entities through the Contractual Arrangements with the VIE. Although we have the right to replace any shareholder of the VIE under the Contractual Arrangements, if any shareholder of the VIE is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” Therefore, we do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.

Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our results of operation.

If the VIE or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All the agreements under our Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as well established as in some other jurisdictions, such as in the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these Contractual Arrangements. Meanwhile, there are some regulations that are unfavorable to the PRC operating entities. There are also very few precedents and little formal guidance as to how Contractual Arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws and there remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these Contractual Arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to consolidate the financial results of the PRC operating entities, and our results of operation may be negatively affected. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Corporate Structure — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

Our Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual rights over the assets of the PRC operating entities that conduct all or substantially all of our operations.

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we consolidate financial results of the PRC operating entities through Contractual Arrangements with Hongli Shandong and its subsidiaries. We have relied and expect to continue to rely on the Contractual Arrangements with the PRC operating entities, to operate our business. If the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, it would likely result in a material change in our operations and our Ordinary Shares may decline in value or become worthless if we are unable to consolidate the financial results of the PRC operating entities.

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE are currently controlling shareholders of us with 76.83% equity interest. The shareholders of the VIE are Mr. Jie Liu, the Chief Executive Officer and Chairman of Hongli Cayman, who holds 30% of the equity interest, Mr. Yuanqing Liu, who holds 40% of the equity interest, and Ms. Ronglan Sun, who holds 30% of the equity interest, respectively, of the VIE. These three shareholders of the VIE are also the shareholders of Hongli Development, which owns 76.83% equity interest in Hongli Cayman. Mr. Yuangqing Liu is the initial founder of the Hongli Shandong and the father of Mr. Jie Liu, and Ms. Ronglan Sun is the spouse of Mr. Yuangqing Liu and the mother of Mr. Jie Liu. Mr. Yuangqing Liu and Ms. Ronglan Sun have granted their proxy to Mr. Jie Liu to vote their shares in Hongli Development for all corporate transactions requiring shareholders’ approval, and Mr. Jie Liu as such may be deemed to have sole voting and investment discretion with respect to the Ordinary Shares held by Hongli Development. However, we expect their holding be diluted as a result of any potential equity financing that we may contemplate, thus they may have actual or potential conflicts of interest with us. These shareholders may breach, or refuse to renew, the existing Contractual Arrangements we have with them, which may have a material and adverse effect on our ability to effectively consolidate financial results of the PRC operating entities. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals of the VIE, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation (“SAMR”), formerly known as the State Administration for Industry and Commerce. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by department manager and office of the president, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of the office of the president or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Contractual Arrangements in relation to the VIE may be subject to scrutiny by the mainland China tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the mainland China tax authorities within ten years after the taxable year when the transactions are conducted. The mainland China enterprise income tax law requires every enterprise in mainland China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the mainland China tax authorities determine that the Contractual Arrangements among Hongli WFOE, the VIE, and the shareholders of the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for mainland China tax purposes, which could in turn increase its tax liabilities without reducing Hongli WFOE’s tax expenses. In addition, if Hongli WFOE requests the shareholders of the VIE to transfer their equity interests in the VIE at nominal or no value pursuant to these Contractual Arrangements, such transfer could be viewed as a gift and subject our Hongli WFOE and VIE to mainland China income tax. Furthermore, the mainland China tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

If the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding, its ability to operate its business might be materially and adversely hindered, which could materially and adversely affect our results of operations.

The VIE holds certain assets that are material to the operation of its business, including the use right of industrial land and production facilities. Under the Contractual Arrangements, the VIE may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of the VIE breach the Contractual Arrangements and voluntarily liquidate the VIE or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, the VIE may be unable to continue some or all of its business activities, which could materially and adversely affect our results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering its ability to operate business, which could materially and adversely affect our financial condition and results of operations.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years of the closing of the initial offering, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

As described elsewhere in this Annual Report, our management identified a misstatement involving the presentation of changes in payments of deferred offering costs in the consolidated statements of cash flows for the years ended December 31, 2021 and 2020 (collectively, the “Affected Periods”), and concluded that the Company’s previously issued consolidated financial statements for the Affected Periods contained in the amendment No. 9 to Registration Statement on Form F-1 filed with the SEC on October 14, 2022 (the “Form F-1/A9”), should be restated by reclassifying payments of deferred offering costs from the operating activities to the financing activities in the consolidated statements of cash flows in the Affected Periods (the “Restatements”). In connection with the foregoing development and as a result of the Restatements, our management identified a material weakness in the design and operation of our internal controls because:

●	The Company lacked key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures, also we did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements; and

●	The Company lacked sufficient resources and expertise with U.S. GAAP and the SEC reporting experiences in the accounting department to provide accurate information on a timely manner.

As defined under standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In order to address the material weakness in internal control over financial reporting of the Company, we have: (a) continued our efforts to look for an experienced outside consultant with adequate experience with U.S. GAAP and the SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S. GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; and (d) continued our efforts to implement necessary review and controls at related levels and all important documents and contracts will be submitted to the office of its chief executive officer for retention. We plan to allocate up to 5% of the proceeds of the initial offering for recruitment of personnel including but not limited to experienced personnel and/or advisors with expertise in U.S. GAAP and internal control and capital markets experience.

We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our ordinary shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, we are not required to obtain, and therefore you will not be able to depend on, an attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

It is unclear what ramifications, if any, the addition of the Cayman Islands to the “FATF grey list” will have for us.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the “FATF grey list.” When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

It is unclear how long the designation of the Cayman Islands to the EU AML High-Risk Third Countries List will remain in place and what ramifications, if any, the designation will have for us.

On March 13, 2022, the European Commission (“EC”) updated its list of ‘high-risk third countries’ (“EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes. The EC has noted it is committed to greater alignment with the FATF listing process and the addition of the Cayman Islands to the EU AML List is a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for us.

Risks Related to Doing Business in China

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules. As a result, we may not be able to keep ourselves updated with these policies and rules in time. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges or market if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, and thus reduce the time before our securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.

Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our auditor is not identified in the PCAOB’s Determination Report.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed and does not have to wait another year to reassess its determinations.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. Moreover, on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and could have a material adverse effect on the PRC operating entities’ business and the value of our Ordinary Shares.

A substantial majority of the operations of the PRC operating entities are conducted in China, and a significant portion of our net revenues are derived from customers where the contracting entity is located in China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake may be subject, to a significant extent, to economic, political and legal developments in China.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for the products of the PRC operating entities depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause the potential customers of the PRC operating entities to delay or cancel their plans to purchase the PRC operating entities’ products, which in turn could reduce our net revenues.

Although China’s economy has been transitioning from a planned economy to a more market oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations may be quick with little advance notice and could adversely affect the economy in China and could have a material adverse effect on our business and the value of our Ordinary Shares.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our Ordinary Shares may depreciate quickly.

The Chinese government exerts substantial influence over the manner in which we and the PRC operating entities must conduct business activities. We or the PRC operating entities are currently not required to obtain permissions or approval from Chinese authorities or agencies to list on U.S. exchanges nor for the execution of Contractual Arrangements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities or agencies to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of the PRC operating entities to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our and the PRC operating entities’ part to ensure compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that the PRC operating entities are not able to substantially comply with any existing or newly adopted laws and regulations, the business operations of the PRC operating entities may be materially adversely affected and the value of our Ordinary Shares may significantly decrease or become worthless.

Furthermore, as advised by our PRC counsel, as of the date of this Annual Report, permission or approval from any of the PRC authorities or agencies is not required for us to issue our Ordinary Shares to investors including foreign investors as we have already received the approval letter from Nasdaq to list our Ordinary Shares on the Nasdaq Capital Market, and Hongli Cayman and its subsidiaries as well as the PRC operating entities have not received any denial from the PRC government authorities or agencies for the VIE’s operation in China. However, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. It is uncertain when and whether we will be required to obtain permission or approvals from the PRC authorities or agencies to list on U.S. exchanges or enter into Contractual Arrangements (including retroactively), and even when such permission is obtained, whether it will be denied or rescinded. Such actions, if any, taken by the PRC government authorities may intervene or influence the operations of the PRC operating entities at any time, affected, directly or indirectly, which are beyond our control. Therefore, any such action may adversely affect the operations of the PRC operating entities and significantly limit or hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which actions may impact our operations materially and adversely, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of the PRC operating entities to operate in China may be harmed by changes in its laws and regulations, including those relating to manufacturing, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

The business of the PRC operating entities is subject to various government and regulatory interference. The PRC operating entities could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The PRC operating entities’ operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to the business or industry of the PRC operating entities, which could result in further material changes in our operations and could adversely impact the value of our Ordinary Shares.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, although, as advised by our PRC counsel, we are currently not required to obtain permission or approval from any of the PRC authorities or agencies and have not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

The business operation of the PRC operating entities are located in mainland China where laws and regulations governing the current business operations of the PRC operating entities are sometimes vague and uncertain and any changes in such laws and regulations may be quick with little impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing the business of the PRC operating entities and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and the business of the PRC operating entities may be affected if the PRC operating entities rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on the business of the PRC operating entities.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect the business of the PRC operating entities and impede our ability to continue our operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct the business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Hongli WFOE and Hongli Shandong incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the mainland China tax authorities may require our subsidiaries to adjust its taxable income, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, Hongli WFOE, as wholly foreign-owned enterprise in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct the business of the PRC operating entities.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Hongli WFOE, and dividends payable by Hongli WFOE to Hongli HK may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and mainland China of the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Hongli WFOE is wholly-owned by Hongli HK. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the mainland China subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this Annual Report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant mainland China tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. Hongli HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the tax authorities of mainland China will approve the 5% withholding tax rate on dividends received from Hongli HK.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. Gains and losses from the re-measurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The mainland China government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, we rely on dividend payments from Hongli HK and Hongli WFOE to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to pay any debt we may incur. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of mainland China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where the PRC operating entities operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce of China (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we and the PRC operating entities may grow the business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our and the PRC operating entities’ ability to complete such transactions, which could affect the ability to expand the business of the PRC operating entities or maintain their market share.

Our failure to obtain prior approval of the China Securities Regulatory Commission for the listing and trading of our Ordinary Shares on a foreign stock exchange could delay the initial offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our Ordinary Shares.

The M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. However, the application of the M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. We have not chosen to voluntarily request approval under the M&A Rule. Based on the understanding of the current PRC law, rules and regulations, we believe that the CSRC’s approval may not be required for the listing and trading of our ordinary shares on Nasdaq in the context of the initial offering, given that Hongli WFOE was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

If the CSRC requires that we obtain its approval prior to the completion of the initial offering, the offering will be delayed until we obtain CSRC approval, which may take several months. There is also the possibility that we may not be able to obtain such approval. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from the initial offering into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate the initial offering prior to closing.

New rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC recently. While such rules have not yet come into effect as of the date of this Annual Report, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which went effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies, including the domestic entities of overseas listed companies, that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

We have received the approval letter from Nasdaq to list our Ordinary Shares on the Nasdaq Capital Market and expect to complete the offering and listing prior to the effectiveness of Trial Measures. As we completed the listing and the initial offering prior to March 31, 2023, we do not believe that our listing and the initial offering are subject to the requirements provided under the Trial Measures. As the Trial Measures and the Archives Rules were newly published, however, there are substantial uncertainties as to the implementation and interpretation, and how they will affect the initial offering and future financing. Especially, if we are required by the Trial Measures to file with the CSRC, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the share compensation plan will be subject to these regulations when our company becomes an overseas listed company upon the completion of the initial offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our and limit our subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing the SAT Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, and Circular of Strengthening Administration of Corporate Income Tax on Income from Transfer of Equity by Non-resident Enterprises, or Circular 698, which became effective in January 2008, and the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7, in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Circular on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which became effective on December 1, 2017, and Circular 698 was then replaced effective December 1, 2017. Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Circular 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Circular 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 7 and Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 7 and Circular 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of the National People’s Congress, later amended on August 31, 2018 and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax.

Because we are a Cayman Islands corporation and consolidate the financial results of the PRC operating entities through the Contractual Arrangements, which have a substantial majority of their business conducted in the PRC, you may be unable to bring an action against us, our officers and directors, the PRC operating entities or their officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the Cayman Islands. All of our assets are located outside of the United States and the proceeds of the initial offering will primarily be held in banks outside of the United States. In addition, a majority of our directors and officers reside outside of the United States. We are a holding company with no material operation of our own and we consolidate the financial results of the PRC operating entities through the Contractual Arrangements. All of the assets and officers and directors of the PRC operating entities are located in China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors and executive officers named in this Annual Report (except one independent director) may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in the PRC. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as the PRC. We conduct our operations mainly in the PRC and our assets are mainly located in the PRC. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers (except one independent director) or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in the PRC may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers (except one independent director) or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment through contractual arrangements would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

The recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

In addition, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The PCAOB was required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed and does not have to wait another year to reassess its determinations.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The lack of access to the PCAOB inspection in China could prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our auditor is not identified in the PCAOB’s Determination Report.

However, the above recent developments may have added uncertainties to our ability to continue to list on Nasdaq or to offer our securities and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantial all of our operations are conducting in China.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, though such oversight is not applicable to us, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business of the PRC operating entities, our listing on the Nasdaq Capital Market, financial condition, results of operations, and the offering.

Even though, currently, we are not subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data, these laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures,” which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. In addition, the Office of the Central Cyberspace Affairs Commission and the Office of Cybersecurity Review under the CAC, published the Cybersecurity Review Measures (Revised Draft for Comments), or the “Review Measures Draft,” on July 10, 2021, which provides that, aside from CIIOs that intend to purchase internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review by the Cybersecurity Review Office. According to the Review Measures Draft, a cybersecurity review is conducted by the CAC, to assess potential national security risks that may be brought about by any procurement, data processing, or overseas listing. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operators holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof is not yet clear. As of the date of this Annual Report, we have not been informed by any PRC governmental authority of any requirement that we file for approval for the initial offering.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers which became effective on September 1, 2022. The Security Assessment Measures for Outbound Data Transfers requires that a data processor to declare security assessment for its outbound data transfer to the competent authority of cyberspace administration through the local cyberspace administration at the provincial level, in the circumstances where (1) the data processor provides important data abroad; (2) the critical information infrastructure operator or the data processor processing the personal information of more than one million people provides personal information abroad; (3) the data processor that has provided the personal information of over 100,000 individuals or the sensitive personal information of over 10,000 individuals cumulatively since January 1 of the previous year or (4) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is require. Since the Security Assessment Measures for Outbound Data Transfers became into force very recently, the “other circumstances” thereof are not yet clear. The “important data” under the Security Assessment Measures for Outbound Data Transfers refers to any data that, once tampered with, destroyed, leaked, illegally obtained or illegally used, may endanger national security, economic operation, social stability, public health and security, etc.

As the PRC operating entities’ business is engaged in CRF profile manufacturing in China and do not engage in any operation of information in infrastructure or involve the collection of personal data of at least 1,000,000 users, or implicate cybersecurity, do not involve the process of more than 1,000,000 individual’s personal information, have not provided over 100,000 individual’s personal information or over 10,000 individual’s sensitive personal information since January 1 of the last years abroad, and have not involved the “important data” under the Security Assessment Measures for Outbound Data Transfer. Therefore, we believe that we, our subsidiaries, or the VIE are not subject to the cybersecurity review of the CAC under the Cybersecurity Review Measure and the security assessment of outbound data transfer under the Security Assessment Measures for Outbound Data Transfers. As of the date of this Annual Report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date. However, there remains uncertainty as to how the Cybersecurity Review Measure will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measure. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required for our listing on the Nasdaq capital market and the offering as well can be taken in a timely manner, or at all.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

In July 2014, SAFE has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If any PRC shareholder who makes direct or indirect investments in offshore special purpose vehicles, or SPV, fails to make the required registration or to update the previously filed registration, the subsidiaries of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We have requested our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. To our knowledge, all the four beneficial owners of Hongli Cayman who are all PRC residents, completed the initial foreign exchange registration. However, we cannot guarantee that all or any of those shareholders will complete the SAFE Circular 37 registration before the closing of the initial offering. In addition, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as the interpretation and implementation of these foreign exchange regulations has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China against us based on Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, we conduct a significant portion of our operations in mainland China and the majority of our assets are located in mainland China. In addition, all of our senior executive officers reside within mainland China for a significant portion of the time and many are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. In addition, our PRC legal counsel has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

On July 14, 2006, Hong Kong and the PRC entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the PRC and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements Between Parties Concerned, or the 2006 Arrangement, pursuant to which a party with a final court judgment rendered by a Hong Kong court requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing may apply for recognition and enforcement of the judgment in mainland China. Similarly, a party with a final judgment rendered by a mainland China court requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing may apply for recognition and enforcement of the judgment in Hong Kong. A choice of court agreement in writing is defined as any agreement in writing entered into between parties after the effective date of the 2006 Arrangement in which a Hong Kong court or a mainland China court is expressly designated as the court having sole jurisdiction for the dispute. Therefore, it is not possible to enforce a judgment rendered by a Hong Kong court in mainland China if the parties in dispute have not agreed to enter into a choice of court agreement in writing. The 2006 Arrangement became effective on August 1, 2008.

Subsequently on January 18, 2019, Hong Kong and mainland China entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters between the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the Arrangement, pursuant to which, among other things, the scope of application was widened to cover both monetary and non-monetary judgments in most civil and commercial matters, including effective judgments on civil compensation in criminal cases. In addition, the requirement of a choice of court agreement in writing has been removed. It is no longer necessary for parties to agree to enter into a choice of court agreement in writing, as long as it can be shown that there is a connection between the dispute and the requesting place, such as place of the defendant’s residence, place of the defendant’s business or place of performance of the contract or tort. The 2019 Arrangement shall apply to judgments in civil and commercial matters made on or after its effective date by the courts of both sides. The 2006 Arrangement shall be terminated on the same day when the 2019 Arrangement comes into effect. If a “written choice of court agreement” has been signed by parties according to the 2006 Arrangement prior to the effective date of the 2019 Arrangement, the 2006 Arrangement shall still apply. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. Therefore, there are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

Furthermore, shareholder claims that are common in the U.S., including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “Item 3. Key Information—D. Risks Related to Our Ordinary Shares — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Risks Related to Our Ordinary Shares

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our amended and restated memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements; these practices may afford less protection to shareholders than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot continue to satisfy the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Even though our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market after the initial offering.

In addition, following the initial offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we have initially met the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our public offering. If you purchase our Ordinary Shares in our public offering, you may not be able to resell those shares at or above the public offering price. We cannot assure you that the public offering price of our Ordinary Shares, or the market price following our public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds from the initial offering, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of the business of the PRC operating entities, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

There may not be an active, liquid trading market for our ordinary shares.

Prior to the initial offering, there has been no public market for our ordinary shares. Although we have received the approval letter from Nasdaq to list our Ordinary Shares on the NASDAQ Capital Market, an active trading market for our ordinary shares may not develop or be sustained following the initial offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the underwriters based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. All of the shares sold in our initial public offering are freely transferable without restriction or further registration under the Securities Act. The remaining shares are “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

You will experience immediate and substantial dilution.

The public offering price of our shares is substantially higher than the pro forma net tangible book value per ordinary share of our Ordinary Shares. Assuming the completion of the firm commitment offering and no exercise of the over-allotment option by the underwriters, if you purchase shares in the initial offering, you will incur immediate dilution of approximately $2.45 or approximately 61% in the pro forma net tangible book value per Ordinary Share from the price per Ordinary Share that you pay for the shares. Assuming the completion of the firm commitment offering and full exercise of the over-allotment option by the underwriters, if you purchase shares in the initial offering, you will incur immediate dilution of approximately $2.40 or approximately 60% in the pro forma net tangible book value per Ordinary Share from the price per Ordinary Share that you pay for the ordinary shares. Accordingly, if you purchase shares in the initial offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We have incurred and will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

We incurred professional service expenses of approximately $375,000 for the year ended December 31, 2021 and $444,000 for the year ended December 31, 2022 which was primarily due to our efforts made towards preparation of our initial public offering. Upon consummation of the initial offering, we have become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following the initial offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of the initial offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file annual reports with the Securities and Exchange Commission. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

We are a holding company incorporated on February 9, 2021, under the laws of the Cayman Islands, or Hongli Cayman. We have no substantive operations other than holding all of the issued and outstanding shares of Hongli Hong Kong Limited, or Hongli HK, which was established in Hong Kong on March 5, 2021. Hongli HK is also a holding company holding all of the outstanding equity of Shandong Xiangfeng Heavy Industry Co., Ltd., or Hongli WFOE, which was established on April 8, 2021 under the laws of the PRC.

As a holding company with no material operations of our own, pursuant to certain contractual arrangements, we consolidate financial results of VIE, Shandong Hongli Special Section Tube Co., Ltd., or Hongli Shandong, a PRC company, and through its wholly owned subsidiaries, Beijing Haozhen Heavy Industry Technology Co., Ltd., or Beijing Haozhen, a PRC company and Shandong Maituo Heavy Industry Co., Ltd., or Maitou Shandong, a PRC company; and its 70% owned subsidiary Shandong Haozhen Heavy Industry Technology Co., Ltd., or Haozhen Shandong, a PRC company. The VIE commenced our operations under the name Shandong Changle Hongli Steel Tube Co., Ltd. to provide industrial pipes and tubes products. Hongli Shandong was incorporated on September 13, 1999 by Ronglan Sun and Li Liu, who originally held 40% and 60% equity interests in Hongli Shandong, respectively.

On June 20, 2001, Hongli Shandong changed its name to Changle Hongli Steel Tube Co., Ltd.

On March 28, 2005, Hongli Shandong increased its registered capital to RMB 4.8 million, or approximately $0.58 million. Yuanqing Liu, Ronglan Sun, and Li Liu contributed a 40%, 30%, 30% equity interest, respectively. Hongli Shandong changed its name to Shandong Changle Hongli Steel Tube Co., Ltd.

On November 3, 2010, Hongli Shandong increased its registered capital to RMB 5 million, or approximately $0.61 million. Yuanqing Liu, Ronglan Sun, and Jie Liu contributed a 40%, 30%, 30% equity interest, respectively.

On October 28, 2010, Hongli Shandong changed its name to Shandong Hongli Special Section Tube Co., Ltd.

On May 23, 2019, Hongli Shandong established its wholly subsidiary Maituo Shandong. Maituo Shandong engages in production of special-shaped steel pipe, construction machinery processing; mining machinery and agricultural machinery steel, stainless steel and corrosion-resistant alloy, automotive parts steel production, sales; CRF technology research and development and technical services; goods import and export (for projects subject to approval according to law, business activities may be carried out only after approval by relevant departments).

On September 18, 2020, Hongli Shandong and Shengda Technology Co. Ltd, a South Korean company, established Haozhen Shandong. Hongli Shandong owns a 70% equity interest in Haozhen Shandong. Haozhen Shandong engages in metal chain and other metal products manufacturing; metal chain and other metal products sales; metal structure manufacturing; metal structure dales; general parts manufacturing; high-quality special steel materials sales; steel calendering processing (except for items subject to approval according to law, and operating activities independently according to law with business license) permitted items: goods import and export (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments, and the specific business items shall be subject to the approval result).

On February 9, 2021, Hongli Cayman was incorporated in the Cayman Islands. Hongli Cayman issued Ordinary Shares at $0.0001 par value per share to Hongli Development Limited, or Hongli Development, a British Virgin Islands company, owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, three founders of the Company, and issued Ordinary Shares at $0.0001 par value per share to Hongli Technology Limited, or Hongli Technology, a British Virgin Islands company, 100% owned by Haining Wang. Hongli Cayman and Hongli HK were established as the holding companies of Hongli WFOE.

We were advised by our PRC counsel that our holding company, its subsidiaries, and the VIE, Hongli Shandong and its subsidiaries, are not required to obtain permission or approvals from PRC authorities or agencies to list on the U.S. exchange markets, because the PRC operating entities fall outside the sectors subject to key restrictions by the PRC government.

On March 28, 2022, we issued 17,459,903 Ordinary Shares to Hongli Development and 539,997 Ordinary Shares to Hongli Technology, at par value $0.0001 per share, the issuance of which are equivalent to a forward split at a ratio of 180,000-for-1 (the “Forward Split Issuance”). On September 13, 2022, the current shareholders of the Company surrendered 1,500,000 Ordinary Shares in total, of which Hongli Development surrendered 1,455,000 Ordinary Shares and Hongli Technology surrendered 45,000 Ordinary Shares, respectively. On December 1, 2022, Hongli Development surrendered 6,500,000 Ordinary Shares. As a result, we have 10,000,000 Ordinary Shares issued and outstanding as of the date hereof, of which Hongli Development holds 9,505,000 Ordinary Shares and Hongli Technology holds 495,000 Ordinary Shares, respectively.

On March 31, 2023, the Company consummated its initial public offering (the “IPO”) of 2,062,500 Ordinary Shares, par value $0.0001 per share (the Ordinary Shares sold in the IPO is hereafter referred as the “IPO Shares”). The IPO Shares were priced at a price of $4.00 per share, and the IPO was conducted on a firm commitment basis. The Ordinary Shares commenced trading under the symbol “HLP” on March 29, 2023.

On May 2, 2023, upon the underwriter’s exercise of the over-allotment option in full, the Company sold 309,375 ordinary shares at a price of $4.00 per share accordingly.

The following chart summarizes our corporate legal structure and identifies our subsidiaries and the PRC operating entities as of the date of this Annual Report.

Haining Wang
Ronglan Sun
Jie Liu
Yuanqing Liu
100%
30%
30%
40%
Hongli Technology Limited
(British Virgin Islands)
("Hongli Technology")
Hongli Development Limited
(British Virgin Islands)
("Hongli Development")
Public Shareholders
4.00%
76.83%
19.17%
Hongli Group Inc.
(Cayman Islands)
("Hongli Cayman")
100%
Hongli Hong Kong Limited
(Hong Kong)
("Hongli HK")
Offshore
Onshore
100%
Ronglan Sun
Jie Liu
Yuanqing Liu
30%
30%
40%
Shandong Xiangfeng Heavy Industry Co., Ltd.
(China)
("Hongli WFOE")
Shandong Hongli Special Section Tube Co., Ltd.
(China)
("Hongli Shandong")
97%
100%
70%
Beijing Haozhen Heavy Industry Technology Co., Ltd.
(China)
("Haozhen Beijing")
Shandong Maituo Heavy Industry Co., Ltd.
(China)
("Maituo Shandong")
Shandong Haozhen Heavy Industry Technology Co., Ltd.
(China)
("Haozhen Shandong")

*	Mr. Yuangqing Liu is the initial founder of the Company and the father of Mr. Jie Liu and Ms. Ronglan Sun is the spouse of Mr. Yuangqing Liu and the mother of Mr. Jie Liu. Mr. Yuangqing Liu and Ms. Ronglan Sun have granted their proxy to Mr. Jie Liu to vote their shares in Hongli Development for all corporate transactions requiring shareholders’ approval and Mr. Jie Liu as such may be deemed to have sole voting and investment discretion with respect to the Ordinary Shares held by Hongli Development.

Hongli WFOE, a wholly subsidiary of Hongli Cayman, and Hongli Shandong entered into a series of Contractual Arrangements in April 2021. Such Contractual Arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and irrevocable spousal consent letters. This is a public offering of the ordinary shares of Hongli Cayman. Hongli Shandong, the VIE, and its PRC subsidiaries are the entities conducting the operation in the PRC. Neither Hongli Cayman nor its subsidiaries own any equity interests in the PRC operating entities.

The Contractual Arrangements are designed to allow Hongli Cayman to consolidate Hongli Shandong’s operations and financial results in Hongli Cayman’s financial statements in accordance with U.S. GAAP as the primary beneficiary for accounting purposes.

Due to PRC legal restrictions on foreign ownership in certain sectors or other matters, such as telecommunications and the internet, many China-based operating companies had to list on a U.S. exchange through Contractual Arrangements, or a VIE structure, without a direct ownership in main operating entities. However, even though the business of some other China-based operating companies, including Hongli Shandong, is not within any sensitive sector that Chinese law prohibits direct foreign investment in, some China-based operating companies, as well as Hongli Shandong, at the discretion of the management, still selected to utilize such VIE structure to list overseas to avoid the substantial costs and time. If Hongli Shandong had selected to directly list on a U.S. exchange without such Contractual Arrangements, Hongli Shandong would be required to obtain certain regulatory approvals in connection with the conversion of the PRC operating entities into wholly foreign owned entities which would take the Company approximately 3-6 months to complete, without certainty when the conversion would be completed successfully. As a result, management elected to pursue the VIE structure, at which time that the PRC government did not initiate a series of regulatory actions and statements to regulate business operations in China including enhancing supervision over the use of variable interest entities for overseas listing.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over the use of variable interest entities for overseas listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As we chose such VIE structure, we understand that we are subject to certain risks and uncertainties that may not otherwise exist if we had direct equity ownership in the operating entities. The VIE structure has inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors — We rely on Contractual Arrangements with the VIE and the shareholders of the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.” We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the Contractual Arrangements with Hongli Shandong, its founders and owners, in PRC because all of our Contractual Arrangements are governed by the mainland China laws and provide for the resolution of disputes through arbitration in the PRC, where the legal environment is not as developed as in the United States. See “Item 3. Key Information—D. Risk Factors — Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our results of operation.” Furthermore, these Contractual Arrangements may not be enforceable in China if PRC government authorities or courts take a view that such Contractual Arrangements contravene applicable PRC laws and regulations or are otherwise not enforceable for public policy reasons. See “Item 3. Key Information—D. Risk Factors — The Chinese government exerts substantial influence over the manner in which we and the PRC operating entities must conduct business activities. We or the PRC operating entities are currently not required to obtain permissions or approval from Chinese authorities or agencies to list on U.S. exchanges nor for the execution of Contractual Arrangements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities or agencies to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” In the event we are unable to enforce these Contractual Arrangements, we may not be able to consolidate the financial results of Hongli Shandong, and our results of operation may be materially and adversely affected. For more information, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China.”.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation and Management Agreement

Pursuant to the exclusive business cooperation and management agreement between Hongli WFOE and Hongli Shandong, Hongli WFOE has the exclusive right to provide Hongli Shandong with complete business support, operational management, and technical and consulting services, including all services within the business scope of Hongli Shandong as may be determined from time to time by Hongli WFOE, such as but not limited to technical services, business consultations, and marketing consultancy. Additionally, Hongli WFOE has the full and exclusive right to manage and direct all cash flow and assets of Hongli Shandong and to direct and administrate the financial affairs and daily operation of Hongli Shandong. In exchange, Hongli WFOE is entitled to an annual service fee that equals the audited total amount of the net income of such fiscal year of Hongli Shandong. If Hongli Shandong’s annual net income is zero, Hongli Shandong is not required to pay the service fee. If Hongli Shandong sustained losses in any fiscal year, all such losses will be carried over to the next year and deducted from the service fee of the next year.

The exclusive business cooperation agreement remains in effect, unless terminated pursuant to the agreement or upon the mutual consent of the parties thereto. Hongli Shandong may not unilaterally terminate this agreement unless Hongli WFOE commits gross negligence or a fraudulent act against Hongli Shandong. However, Hongli WFOE has the right to terminate this agreement upon giving 30 days’ prior written notice to Hongli Shandong at any time.

Exclusive Option Agreements

Pursuant to the exclusive option agreement among Hongli HK, Hongli Shandong and the shareholders who collectively own all of Hongli Shandong, such shareholders have jointly and severally granted Hongli HK an option to purchase their equity interests in Hongli Shandong. The purchase price shall be equal to the actual capital contributions paid in the registered capital of Hongli Shandong by the shareholders for the portion of equity interests to be purchased by Hongli HK or the lowest price allowed by the applicable PRC laws and regulations. Hongli HK or its designated person may exercise such option at any time to purchase all or part of the equity interests in Hongli Shandong until it has acquired all equity interests of Hongli Shandong, which is irrevocable during the term of the agreements.

The exclusive call option agreement remains in effect for 10 years, and Hongli HK has the right to extend it for an additional 10 years.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement among the shareholders who collectively own all of Hongli Shandong, such shareholders have pledged all of the equity interests in Hongli Shandong to Hongli WFOE as collateral to secure the obligations of Hongli Shandong under the exclusive business cooperation and management agreement and the exclusive option agreement. These shareholders are prohibited or may not transfer the pledged equity interests without prior written consent of Hongli WFOE unless transferring the equity interests in accordance with the performance of the exclusive option agreement.

The equity interest pledge agreement shall be terminated upon the full payment of the consulting and service fees under the business cooperation and management agreement and upon the fulfillment of Hongli Shandong’s obligation under the business cooperation and management agreement. Additionally, Hongli WFOE shall cancel or terminate this equity interest pledge agreement as soon as reasonably practicable.

Shareholders’ POAs

Pursuant to the shareholders’ POAs, the shareholders of Hongli Shandong have given Hongli HK or its subsidiary an irrevocable proxy to act on their behalf on all matters pertaining to Hongli Shandong and to exercise all of their rights as shareholders of Hongli Shandong, including the right to attend shareholders meetings, to exercise voting rights and all of the other rights, and to designate and appoint the legal representative, the executive directors and/or director, supervisor, the chief executive officer and other senior management members of Hongli Shandong, and to sign and execute transfer documents and any other documents pursuant to the exclusive option agreement and the equity interest pledge agreement. The POAs shall remain in effect while the shareholders of Hongli Shandong hold the equity interests in Hongli Shandong.

Irrevocable Spousal Consent Letters

Pursuant to the irrevocable spousal consent letters, the spouses of all the shareholders of Hongli Shandong consent to the execution of the exclusive business cooperation and management agreement, equity interest pledge agreement, exclusive option agreement, and the power of attorneys signed by their spouse. The spouses of the shareholders of Hongli Shandong further undertake not to make any assertions in connection with the equity interests of Hongli Shandong held by the shareholders and confirm no authorization or consent will be required from them for the shareholders’ performance of any transaction documents in connection with these agreements. However, if the spouse of any shareholder obtains any equity interest held by the shareholders for any reason, they commit to be bound by these agreements and comply with the obligation of the shareholders of Hongli Shandong thereunder.

Based on the foregoing contractual arrangements, Hongli Cayman is allowed to consolidate Hongli Shandong’s operations and financial results in Hongli Cayman’s financial statements for the periods presented herein as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented under common control in accordance with Regulation S-X-3A-02 promulgated by the SEC and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Because we do not hold equity interests in Hongli Shandong, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to regulatory review of overseas listing of mainland China companies through a special purpose vehicle and the validity and enforcement of the Contractual Arrangements. As of the date hereof, the agreements under the Contractual Arrangements have not been tested in any courts of law. We are also subject to the risks of uncertainty about any future actions of the mainland China government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of Ordinary Shares to decrease significantly or become worthless.

Neither we nor our subsidiaries own any equity interests in the PRC operating entities. Instead, we are regarded as the primary beneficiary of the PRC operating entities for accounting purpose, and, therefore, we are able to consolidate financial results of Hongli Shandong through the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors — We rely on Contractual Arrangements with the VIE and the shareholders of the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE;” “Item 3. Key Information—D. Risk Factors — Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our results of operation;” “Item 3. Key Information—D. Risk Factors — If the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding, its ability to operate its business might be materially and adversely hindered, which could materially and adversely affect our results of operations;” “Item 3. Key Information—D. Risk Factors — Because we are a Cayman Islands corporation and consolidate the financial results of the PRC operating entities through the Contractual Arrangements, which have a substantial majority of their business conducted in the PRC, you may be unable to bring an action against us, our officers and directors, the PRC operating entities or their officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China” and “Item 3. Key Information—D. Risk Factors — The Chinese government exerts substantial influence over the manner in which we and the PRC operating entities must conduct business activities. We or the PRC operating entities are currently not required to obtain permissions or approval from Chinese authorities or agencies to list on U.S. exchanges nor for the execution of Contractual Arrangements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities or agencies to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations.

Controlled Company

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Marketplace Rules.

For so as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. (See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Corporate Structure — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”)

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Securities and Exchange Commission (“SEC”) filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

In addition, as a holding company with no material operations, we consolidate financial results of the PRC operating entities through the Contractual Arrangements. Furthermore, our Ordinary Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges and on “over-the-counter” markets if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. Our auditor, RBSM LLP, headquartered in New York, NY, is an independent registered public accounting firm with the PCAOB and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. RBSM LLP is not identified in the PCAOB’s Determination Report. Notwithstanding the foregoing, in the future, if either there is any regulatory change or step taken by PRC regulators that does not permit RBSM LLP to provide audit documentation located in mainland China or Hong Kong to the PCAOB for inspection or investigation or the PCAOB expands the scope of the Determination Report so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including on a national exchange and on “over-the-counter” markets, may be prohibited under the HFCA Act. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The PCAOB was required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed and does not have to wait another year to reassess its determinations. See “Item 3. Key Information—D. Risk Factors — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the Holding Foreign Companies Accountable Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges or market if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” for more information.

The Initial Public Offering

On March 31, 2023, the Company consummated its initial public offering (the “IPO”) of 2,062,500 Ordinary Shares, par value $0.0001 per share (the Ordinary Shares sold in the IPO is hereafter referred as the “IPO Shares”). The IPO Shares were priced at a price of $4.00 per share, and the IPO was conducted on a firm commitment basis. The Ordinary Shares commenced trading under the symbol “HLP” on March 29, 2023.

On May 2, 2023, upon the underwriter’s exercise of the over-allotment option in full, the Company sold 309,375 ordinary shares at a price of $4.00 per share accordingly.

B. Business Overview

Overview

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we consolidate financial results of Hongli Shandong, the VIE and its subsidiaries through Contractual Arrangements. Neither we nor our subsidiaries own any equity interests in the PRC operating entities.

This is an offering of the Ordinary Shares of the offshore holding company. You are not investing in the PRC operating entities. Neither we nor our subsidiaries own any equity interest in Hongli Shandong. Instead, we consolidate financial results of Hongli Shandong through a series of Contractual Arrangements dated April 12, 2021.

The PRC operating entities are one of the leading cold roll formed steel profile manufacturers in China with respect to function innovation, performance improvement, and customized manufacturing of their products, according to China Sub-Association for Cold Formed Steel Industries, a professional industrial association. The PRC operating entities’ main business operation focuses on the design, production, deep processing, and sales of custom-made profile for machinery and equipment in a variety of sectors including but not limited in mining and excavation, construction, agriculture, and transportation industries.

With more than a 20 years of operating history, the PRC operating entities have developed customers in more than 30 cities in China and a global network covering South Korea, Japan, the U.S., and Sweden. The customers of the PRC operating entities include large corporations and international enterprises such as Weichai LOVOL Heavy Industry Co. Ltd. (“LOVOL”), SUNGJIN TECH CO., LTD (“South Korean VOLVO”), Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”), and some new customers associated with Katsushiro Machinery Co., Ltd. (“Japan Katsushiro”). Most of the customers of the PRC operating entities have been with us for an average of 10 years. And most of the main customers increased orders with the PRC operating entities during the fiscal years ended 2021 and 2022, and based on their new contracts with the PRC operating entities recently, they will continue to increase their orders in the next 2-3 years.

Innovations of the PRC Operating Entities

The PRC operating entities employ a broad array of manufacturing techniques, most importantly cold roll forming (“CRF”) which is the technique used for manufacturing all their products that differentiates the PRC operating entities from other steel pipe manufacturers that employ alternative forming techniques such as extrusion or pull-trusion. Cold roll formed steel pipe/tubing is widely used for applications where precise dimension and mechanical tolerances are required.

CRF reduces the cost of the material and improves the quality of the product in terms of its surface and size, and allows the PRC operating entities to both customize their products in accordance with customers’ request and deliver products with high quality, increase mechanical properties and strength. CRF expands their product applications to a variety of industries that have demands for roll forming profiles with high precision and low processing cost.

In addition to the manufacturing techniques, the PRC operating entities employ deformed flower designing in their product design which enables visualization of the formation process of the materials, and further ensures the high success rate of their research, development, and design. Currently, the PRC operating entities have applied for more than 36 patents for this technique, 26 of which have been approved, including 23 registered utility patents and 3 invention patents. Among these approved patents, there are especially two patents that the management of the PRC operating entities believes are material to the operations and business of the PRC operating entities. One is a repair treatment method of CRF profiles, providing solutions to fix H-shaped profiles during polish process. This patent requires less labor and increases the polish efficiency, and the management of Hongli Shandong has not seen other similar patents in the market yet. The other one is a fine machining method for reducing profile production and manufacturing, which realizes the automatic and fine machining of customized profiles, reduces the labor requirements, and decreases the cost. These approved patents have been applied to the PRC operating entities’ productions.

Currently, the PRC operating entities are designing and developing a certain type of cross section profile with unequal thickness. Through the changes of thickness of the profile, such cross section profile will be stronger with lighter weight compared to a typical cross section profile. The PRC operating entities are preparing the patent application for such technique, which is expected to be widely used in different applications in five years, including but not limited to, lightweight processing of cabs, high-strength fireproof doors, and window and curtain walls.

Facilities and Products of the PRC Operating Entities

The PRC operating entities have 8 facilities well-equipped with advanced manufacturing equipment, complex production lines, and experienced in-house R&D team, enable them to facilitate their customers’ orders as a “custom-made profile shop” including designing, customizing, manufacturing, and delivery.

The PRC operating entities currently have 11 lines of CRF production lines, 3 units of laser welding coupled with inspection equipment, 3 units for high frequency welding coupled with inspection equipment, 5 units for welding robots, 5 units for 3D laser cutting machines, 3 units for 3D CNC bending machines, a hydraulic press, 2 units of CNC machining and 2D laser cutting machines. In May 2022, the PRC operating entities started to provide CRF profiles with additional electrocoating services to meet their customers’ additional demands. Electrocoating is a method of painting that uses electrical current to deposit paint on a part surface, which is widely used for products, including but not limited to, hardware, sporting equipment, business appliance, and automotive. In connection with the electrocoating services, the PRC operating entities purchased relevant equipment through leasing financing, including 1 unit of dust removal machine, 1 unit of pipe system, 1 unit of electrocoating machine, and 1 unit of Zeolite runner and regenerative catalytic oxidation machine. As of the date of this Annual Report, the PRC operating entities have produced an aggregate of 27,611pieces of electrocoated products, among which, 4,687 are excavator cabs, 17,416 are safety frames for tractors, and 5,508 are weld-on brackets, generating a total revenue of approximately $939,087 (RMB 6,319,963). As of the date hereof, the PRC operating entities have received approximately 27,656 new orders of different types of electrocoated products with an estimated revenue of $0.94 million (RMB 6.32 million). Additionally, as the management is in negotiation with other existing and potential customers, the management of the PRC operating entities estimates that this newly added electrocoating service could generate additional income of the PRC operating entities in future periods.

Product Applications

The PRC operating entities produce a comprehensive range of well-designed and customized profile products applied to different kinds of machineries and equipment that are widely used in a variety of sectors, including but not limited to, mining and excavation, construction, agriculture, and transportation industries.

Applications	Percent of sales (LTM Period)	Major Application/Uses
Mining/Excavation	62%	●	Widely used in mining industry as key components of excavation cabs
Construction	2%	●	Primarily used as key components of construction cabs. Depending on demand, we manufacture products as significant components of windows, door, and walls with certain thermotolerance and extensibility.
Agricultural	35%	●	Primarily for agricultural machinery used as significant components of cabs and ROPs.
Transportation	1%	●	Used as key component of forklift for material transportation industry.

●	Mining/Excavation

- ***Agriculture***

Agricultural Machinery Cabs and ROPs

- ***Transportation***

Forklift Cabs

Products of the PRC Operating Entities

The PRC operating entities currently produce over 2,000 distinct profile products in a broad range of materials, sizes and shapes. Their outstanding CRF experience and technics enable them to design and produce different shapes and dimensions of profile products based on each specific project demand from different customers. The PRC operating entities have always striven to provide product offerings with high quality, precise manufacturing, and on-time delivery.

Below are the selective profile products the PRC operating entities have produced for their customers:

The PRC operating entities’ cold roll formed steel profile products have various forms of shapes, including but not limited to, angles, bows, beams, brackets, channels, cross-members, flanges, hats, panels, plates, posts, rails, stakes, tracks. Below are the cross-sections of the selective profile products they have produced for their customers:

Sales and Marketing

Domestic and International Footprint of the PRC Operating Entities

The PRC operating entities’ customers are mainly concentrated in the Chinese market. The customers of the PRC operating entities cover more than 30 cities in China, covering the major heavy industry machinery and agricultural machinery industry enterprises. The PRC operating entities provide their products directly to, or indirectly to suppliers of, some of the world’s leading original equipment manufacturers, such as XCMG, Caterpillar Inc., and Komatsu Ltd. Enterprises like LOVOL and SDLG are the main customers of the PRC operating entities in China. The 3 major customers of the PRC operating entities, LOVOL, South Korean VOLVO and SDLG, in aggregate accounted for approximately $15.0 million, or 74%, $15.6 million, or 72%, and $8.8 million, or 79% of sales for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. Additionally, the PRC operating entities started to directly and indirectly provide their products to XCMG and Caterpillar Inc. in 2018 and 2017, respectively. For the most recent three years, from 2020 to 2022, the revenues generated from new orders directly to XCMG are approximately $29,935, $508,965, and $604,155, respectively; and the revenues generated from new orders to the supplier of Caterpillar Inc. are approximately $69,597, $49,735, $40 and $62,190, respectively. Being a vendor of international customers such as XCMG and Caterpillar Inc. and establishing potential long-term relationships has been one of the focus areas of the marketing and brand building efforts of the PRC operating entities.

Hongli Shandong has been devoting to its international expansion opportunities. As a part of their international expansion and to facilitate the relationship with the existing South Korean customers, Hongli Shandong designated two employees who speak Korean to constantly visit customers in South Korea to assist with logistics, advertisement, collecting or furnishing of information of the services and products of Hongli Shandong. Hongli Shandong also plans to open a new sales office in Wisconsin, U.S. to be supported with two local salesmen to develop local business in the U.S. However, this plan has been delayed or might even be postponed due to the impact of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Management of Hongli Shandong are currently evaluating the feasibility to open a sales office in the U.S. pending the development of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Hongli Shandong currently has one independent contractor who works closely with Hongli Shandong to conduct market research and development in the U.S. market and respond to inquiry and quotes from potential U.S. customers. In May 2021, Hongli Shandong received an order from a customer in the U.S., for 600 units of D-shaped cold roll formed tubes which were delivered to such customer in November 2021. Hongli Shandong also explored the market in Japan in collaboration with Japan Katsushiro who later purchased from the PRC operating entities through its PRC affiliated entities. In addition, in November 2021, Hongli Shandong has entered into a one-year cooperation agreement with Shengdai Shandong to produce and supply S-shaped plates and C-shaped profiles, the accessories of Shengdai Shandong products to be exported to Japan. Such cooperation agreement automatically extended to an additional one-year term after the expiration of the initial one-year term pursuant to the agreement. As of the date of this Annual Report, Hongli Shandong has provided 16,726 pieces of products to Shengdai Shandong.

During the fiscal year ended December 31, 2022, approximately $15.3 million, or 75% of the sales of the PRC operating entities were sourced from the China market where their manufacturing facilities are located, and approximately $5.0 million or 25% sales of the PRC operating entities were generated by international customers. During each of the fiscal years ended December 31, 2021 and 2020, approximately 78% and 70% of the sales of the PRC operating entities, respectively, were sourced from the China market where their manufacturing facilities are located, respectively, and approximately 22% and 30% of the sales of the PRC operating entities were generated by international customers, respectively.

The below chart details our revenue by percentage generated from top five international markets(1)(2)(3).

	For the Years Ended December 31,
	2022		2021
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$15,285,549	75%	$16,844,113	77.6%	$(1,558,564)	(9.3)%
South Korea	4,997,696	25%	4,808,060	22.1%	189,636	3.9%
Total	$20,283,245	100%	$21,652,173	99.7%	$(1,368,928)	(6.3)%

	For the Years Ended December 31,
	2021		2020
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$16,844,113	77.6%	$7,860,794	70.4%	$8,983,319	114.3%
South Korea	4,808,060	22.1%	3,298,026	29.6%	1,510,034	45.8%
Total	$21,652,173	99.7%	$11,158,820	100.0%	$10,554,318	94.0%

(1)	Starting from 2020, Japan Katsushiro purchases from the PRC operating entities through its PRC affiliated entities and the revenue generated from their orders are included in the revenue generated in China. Aktiebolaget Volvo (publ), (“AB Volvo”), headquartered in Sweden, also purchased from the PRC operating entities through its PRC affiliated entities in 2020 and 2019 and the revenue generated from their orders are included in the revenue generated in China as well.
(2)	As noted elsewhere in this Annual Report, the PRC operating entities are currently expanding their market through developing local business in the U.S. and we received a new order in May 2021 for a total of 600 units of D shaped cold roll formed tubes. Such orders were delivered to the customer in November 2021, and we derived revenues of $60,965 accordingly. Due to the impact of COVID-19, we are currently evaluating the feasibility to open a sales office in the U.S. pending the development of COVID-19, travel restrictions, and the potential market opportunities in the U.S. The revenues from the U.S. market are immaterial to our financial results and are not shown in the table above.
(3)	In addition, in November 2021, Hongli Shandong has entered into a one-year cooperation agreement with Shengdai Shandong to produce and supply S-shaped plates and C-shaped profiles, the accessories of Shengdai Shandong products to be exported to Japan. Such cooperation agreement automatically extended to an additional one-year term after the expiration of the initial one-year term pursuant to the agreement. As of the date of this Annual Report, Hongli Shandong has provided 16,726 pieces of products to Shengdai Shandong, the revenue of which are included in the revenue generated in China.

Customers of the PRC Operating Entities

The PRC operating entities have maintained long-term relationship with their major customers, domestically and globally, some which have been with them for an average of 10 years. We generate revenues from sales of products of the PRC operating entities in the domestic and oversea markets. During the fiscal year ended December 31, 2022, we had sales of approximately $15.3 million, or 75%, from the domestic market and approximately $5.0 million or 25% from our oversea markets. During the fiscal year ended December 31, 2021, we had sales of approximately $16.8 million, or 78%, from the domestic market and approximately $4.9 million or 22% from our oversea markets. During the fiscal year ended December 31, 2020, we had sales of approximately $7.9 million, or 70%, from the domestic market and approximately $3.3 million or 30% from customers from South Korea.

The following table set forth the top customers each of which we generated more than 10% of sales from during the fiscal years ended December 31, 2022, 2021 and 2020:

	For Fiscal Year Ended December 31, 2022		For Fiscal Year Ended December 31, 2021		For Fiscal Year Ended December 31, 2020
Name of Customer	Sales ($)	Percentage	Sales ($)	Percentage	Sales ($)	Percentage
Weichai LOVOL Heavy Industry Co. Ltd (“LOVOL”)	9,716,430	48%	9,942,527	46%	3,920,577	35%
SUNGJIN TECH CO., LTD (“South Korean VOLVO”)	4,586,277	23%	4,157,991	19%	3,028,734	27%
Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”)	696,516	3%	1,491,644	7%	1,854,421	17%
Total	14,999,223	74%	15,592,162	72%	8,803,732	79%

The PRC operating entities are one of the core strategic suppliers to LOVOL. The PRC operating entities started to provide raw materials to LOVOL in 2002 and began to provide various profile products since 2008, primarily used for cabs of excavator and structural parts for agricultural machinery, some of which are cab side, safety frame, axial-roller, and U frame. Under the current sales agreement with LOVOL dated January 1, 2020, Hongli Shandong agrees to provide certain products to LOVOL based the price, amount and quality set forth on a certain procurement list. Hongli Shandong agrees to deliver the demanded products to LOVOL at its factory, the expense of which, as well as the risk during the transportation are bore by Hongli Shandong. Pursuant to this sales agreement, upon the receipt of the invoices, LOVOL is obligated to make payments at the end of the following month thereof. With Hongli Shandong’s consent, LOVOL could have three-month extension to make the payments and would not be demanded for such payments or be liable for any breach of contracts due to such extension during the extension period. This sales agreement remains effective unless (i) there are any new agreements entered into between the two parties thereof; (ii) the agreement is terminated upon the mutual consent; or (iii) the agreement is terminated due to any legal cause. Under this agreement, in the event that Hongli Shandong does not provide service timely as described therein, Hongli Shandong is obligated to bear the liquidated damage of RMB 30,000 for the delay of 24 hours, or no less than RMB 50,000 for the delay of more than 48 hours depending on the negative impact on LOVOL. In the event that the Company fails to provide service or deliver products in a timely manner, Hongli Shandong should make payment for any fees or expenses incurred by LOVOL to take corresponding measures, as well as the liquidated damages for no less than RMB 50,000.

South Korean VOLVO, as the controlling shareholder of SDLG, reached to the PRC operating entities in 2014 for profile product used for its loaders and then continued to engage them in its excavator productions, further, its South Korean and Sweden projects. Based on the 7-year business relationships, Hongli Shandong’s profile products satisfied South Korean VOLVO’s demands and made Hongli Shandong become its global strategic partner, providing certain profile products for all the excavators. Under the supply agreement Hongli Shandong entered in to with South Korean VOLVO on July 23, 2014, Hongli Shandong agrees to deliver on time the correct quantity and identification in accordance with the agreed deliver terms or special supply instructions, and the delivery of the products will be free on board (“FOB”) by ocean shipping. Korean VOLVO agreed to make payment in U.S. dollars to Hongli Shandong three months after the end of the month in which the invoice was received by South Korean VOLVO or the order products were delivered.

The PRC operating entities have worked with SDLG for more than a decade. Hongli Shandong is engaged in the design and production of profile product, as well as deep processing, including but not limited to, formation, laser cutting, and welding. Hongli Shandong was recognized as the outstanding supplier and quality suppliers by SDLG and expect to have increasing orders from SDLG. Pursuant to the sales agreement with SDLG dated May 17, 2020, Hongli Shandong agrees to provide products to SDLG based on the mutually-agreed relevant technics, drawing, technic standard, and other quality related documents. Additionally, Hongli Shandong agrees to deliver the demanded products to SDLG and bear the delivery fees, as well as any loss incurred during the delivery due to delay, products damages and any other related loss. After the receipt and inspection of the products, SDLG should make payments within 60 days upon the receipt of the invoices from Hongli Shandong. This sales agreement remains effective until it is terminated by any party therein upon three-month written notice or email, or new sales agreement becomes effective.

We believe that Hongli Shandong will keep maintain the close relationships with these long-term business partners, while develop new customers and new market in the future.

Suppliers of the PRC Operating Entities

The PRC operating entities’ primary raw material input is strip steel. Depending on each client’s specific needs, the PRC operating entities purchase specific type of stainless steel billet and different manufacturing techniques are used for processing raw materials into finished goods to make sure the products meet customer’s quality standard.

The PRC operating entities purchase their raw materials from a variety of sources and consolidate purchases among their top suppliers to improve cost and delivery terms. The PRC operating entities maintain flexibility to purchase raw materials from a variety of sources based on price, availability and end-user specifications. For example, they maintain active relationships with other suppliers to ensure alternative sources of supply. The PRC operating entities have also developed supply programs with certain of their key suppliers that they believe provide them with reduced lead times for steel purchases relative to their competitors. We believe the PRC operating entities’ scale is a key competitive advantage, as they are able to leverage our purchasing volume and market insights to obtain more favorable terms from their suppliers and drive procurement savings.

The following table sets forth the top suppliers each of which the PRC operating entities purchased more than during the fiscal years ended December 31, 2022, 2021 and 2020:

	For Fiscal Year Ended December 31, 2022		For Fiscal Year Ended December 31, 2021		For Fiscal Year Ended December 31, 2020
Name	Purchase ($)	Percentage	Purchase ($)	Percentage	Purchases ($)	Percentage
Shanghai Wanhe Supply Chain Management Co., Ltd.	5,247,770	50%	8,849,997	65%	3,724,430	62%
Total	5,247,770	50%	8,849,997	65%	3,724,430	62%

Under current procurement framework agreement dated January 1, 2019 Hongli Shandong has with Shanghai Wanhe Supply China Management Co., Ltd. (“Shanghai Wanhe”) which will expire on December 31, 2022, Hongli Shandong purchases the raw materials from Shanghai Wanhe under specific purchase contracts. Under this agreement, Shanghai Wanhe will give Hongli Shandong one-day notice of the goods information and deliver to Hongli Shandong at certain location and time confirmed by Hongli Shandong, and such delivery fees are included in the per unit price indicated in each specific purchase contract. Pursuant to the specific purchase contracts, any objections to quality should be raised by Hongli Shandong within seven days from the date of arrival, and Hongli Shandong should stop processing such raw materials that it has objection to quality of, keeps it as it is, and send a written notice to Shanghai Wanhe. Hongli Shandong should bear the loss of those already processed raw materials. From January 1, 2019 to December 31, 2021, we have purchased hot rolled coil for an aggregate of 17,181 tons in the total amount of approximately $13.5 million from Wanhe. For fiscal year ended December 31, 2022, we have purchased hot rolled coil for an aggregate of 7,331 tons in the total amount of approximately $5.25 million from Wanhe.

The PRC operating entities do not have irreplaceable reliance on these suppliers. Their suppliers are all distributors, who source the raw materials from the raw material manufactories, so there are many other distributors in the market with the same sources of raw material. The PRC operating entities can always find other suppliers as a substitute to meet their purchase requirements of, including but not limited to, quality, volume, price, and delivery.

Expansion Plan

Due to the rapid development of our company in the past several years, the PRC operating entities find that the existing plants capacities have been unable to meet their customers’ demands, especially their long-term development. In order to develop the business, Hongli Shandong has been working to expand our manufacturing capability by (i) purchasing a well-equipped industrial park near its current factory with a parcel of land, four workshops and associated infrastructure; and (ii) purchasing new production facilities for four workshops (“Expansion Plan”).

(i)	A purchase of use right of three parcels of land with a factory building and associated infrastructure on one parcel of the land.

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, building, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately RMB 125.0 million (approximately $18.1 million). On May 5, 2023, Hongli Shandong entered into a supplementary agreement with Yingxuan. Based on the mutual agreement between Hongli Shandong and Yingxuan, on one hand, Hongli Shandong agreed to increase the total consideration of the Yingxuan Assets to RMB 151.4 (approximately US$21.9 million) taken into account of the estimated demolition compensation to be reimbursed by the local government to be assigned to Hongli Shandong, and on the other hand, Yingxuan agreed to waive all payments due in connection with annual interest of 7%. The amount of the demolition compensation is estimated to be approximately RMB 21.6 million ($3.1 million) and the demolition compensation is expected to be available within the next 5 years. Hongli Shandong believes that this parcel along with the building, facilities and infrastructure will satisfy its expansion needs in the next 5 years or more.

In addition, the local government has certain allowance on the maximum amount of industrial land that they can grant use rights to, which results in that the transferor has not obtained the use rights for the other parcel of the land (approximately 31 acres). Hongli Shandong plans to apply the use right for such parcel on as needed basis and within the annual allowance by the local government.

As of the date hereof, the Company paid a total of approximately RMB 109.6 million (approximately $15.9 million), among which approximately RMB 24.4 million (approximately $3.5 million) was recorded as prepayment for the purchase of Yingxuan Assets on the consolidated balance sheets. The remaining payments of approximately RMB 41.8 million (approximately $6.0 million) will be paid by up to 30% of the proceeds from the offering and working capital of the Company, and it is expected to be paid by December 31, 2023. Pursuant to the supplement agreement, the legal title of the remaining Yingxuan Assets will be transferred to the Company within 30 days upon the payment of the remaining RMB 41.8 million (approximately $6.0 million) to Yingxuan.

On December 21, 2022, Hongli Shandong entered into a loan agreement with Bank of Weifang, pursuant to which, Bank of Weifang agreed to loan Hongli Shandong for its Expansion Plan a principal amount of approximately $10.5 million (RMB 70 million) with a fixed 35-month term and an annual interest rate of 6.8%, which was fully paid off without penalty of prepayment as of the date hereof.

In addition, we plan to allocate up to 30% to pay for a portion of the remaining Yingxuan Assets, however, we may adjust this amount if we expect a better return from other uses such as the PRC operating entities need to hire additional employees or speed up the expansion to increase the production of the PRC operating entities if their customers increase their orders more than expected or if they need to adjust their plan to respond to market developments which may be more profitable to them.

In relation to the purchase of Yingxuan Assets, the Company is currently disposing of unnecessary assets in its old factory. On April 1, 2023, the Company entered into a final assets transfer agreement with Changle Youyi Plastic Technology Co., Ltd. (“Changle Youyi”), pursuant to which the Company will sell its old factory, including the land use right of one parcel of industrial land, factory buildings, machinery equipment and tools (collectively, the “Old Factory Assets”) for a total consideration of approximately RMB12.5 million (approximately $1.8 million). As the intention for such purchase, Changle Youyi paid security deposit of RMB10.0 million (approximately $1.4 million) in December 2022, and the amount was recorded as security deposit received for sales of assets on the balance sheet as of December 31, 2022. The completion of this sale of Old Factory Assets is pending on the status of the assets title transfer. The Company expects to complete the assets title transfer by the end of May 2023 and the remaining balance of approximately RMB2.5 million (approximately $0.4 million) is also expected to be received by the end of May 2023.

(ii)	New production facilities.

There are four workshops inside the factory building that Hongli Shandong is purchasing, for which, we have the following plans.

Work Shop #	Size (square feet)		Production Line	Usage	Application in Industry	Costs $, in millions)	Expect Timeline/ Status	Expected Capacity upon Completion
1	101,525		Automatic welding production line	Structural welding production	Evacuation Agriculture	1.22 (RMB 8M)	Completed	Evacuation structural parts 20,000 Agricultural structural parts 30,000
			Testing lab	For all purpose		1.22 (RMB 8M)	End of 2024
2	101,525		Cold roll formed steel profile line	Cold roll forming	Construction Transportation	3.82 (RMB 25M)	Completed	50,000 tons
3	162,212		Components of cabs	Machinery cabs	Evacuation Agriculture	3.82 (RMB 25M)(1)	End of 2022(1)	Evacuation machinery cabs 10,000 Agricultural machinery cabs 10,000
4	164,634	(2)	—	—	—	—	—	—
Total	529,896		—	—	—	10.08 (RMB 66M)	—	—

(1)	Including completion of a coating line $2.4 million (RMB 15M) by first half of 2022, assemble line $0.31 million (RMB 2M) by end of 2022 and a stamping line $1.22 million (RMB 8M) by end of 2022.
(2)	The PRC operating entities currently do not have specific plan for workshop depending the growth of customers’ orders and market trend.

As of December 31, 2022, Hongli Shandong has purchased a total of 147 pieces of facilities for these workshops, for a total amount of $1.48 million (RMB 10 million). Hongli Shandong has made full payments for 138 pieces of these facilities for $1.31 million (RMB 8.8 million) and partial payments for 9 pieces of these facilities for $0.13 million (RMB 0.92 million). The remaining payments of $0.03 million (RMB 0.24 million) are expected to be fully paid by using the deposit of Hongli Shandong’s working capital by December 2023.

Competitive Strengths of the PRC Operation Entities

Solutions provider to customers, committed to one-stop service

The PRC operation entities are committed to offering their customers one-stop service with wide product diversity, high quality and reliability. The PRC operation entities serve as a “custom-made profile shop” for many of their customers. Differentiating from many other suppliers in China who either manufacture very limited profiles, or produce raw material steel, or solely engage in trading profiles, the PRC operation entities have not only an experienced R&D team understanding customers’ needs and specifications but also extensive and diversified manufacturing techniques and facilities to test, design and customize products based on the customers’ demands including bending, cutting, welding, assembling and coating.

Stable customer base

With more than 20 years’ operating history, the PRC operation entities have developed a solid and stable customer base domestically and internationally. Their customers including large corporations and international enterprises such as South Korea VOLVO, LOVOL, and SDLG, and have developed new customers which are four factories set up by Japanese Katsushiro in China. Most of the customers have been with the PRC operation entities for an average of 10 years and most of the main customers have been increasing their orders with the PRC operation entities.

Deep domain knowledge and industry expertise

The PRC operation entities have gained and developed deep domain knowledge and industry expertise from over 20 years of experience in service and production, which is built into and will continue to contribute to the robust and differentiated capabilities of their products. In addition to the strong support from their in-house R&D, the PRC operation entities collaborate with domestic and foreign universities who provide technique assistance, offer advice and guidance, conduct certain research, and develop innovative techniques based on the PRC operation entities’ demands. The PRC operation entities established the school-enterprise cooperative research and development center with Beijing Institute of Technology. Additionally, the PRC operation entities established good cooperative relations with domestic and foreign molding equipment companies. With such support, the PRC operation entities address the continuous innovation demands of their customers.

Diversified market and territory outreach

We believe the PRC operating entities have diversified a customer portfolio and territory outreach to mitigate impact by economic and industry cycles. The PRC operating entities’ customers spread over are in more than 8 industries in more than 4 countries, and the PRC operating entities are still expanding to new areas, and this gives them protection against recession of one industry or one country.

Rigorous quality Control

The PRC operating entities established a comprehensive quality management system, implemented by a quality management system (QMS) in compliance with ISO14001 quality management systems. The PRC operating entities have applied for the IATF16949, which is an international standard for automotive quality management systems. The PRC operating entities apply national standards of product quality testing system to ensure that the products manufactured have a pass rate of 95% to provide their customers with high-quality, highly reliable products.

Experienced and proven Management Team

Our senior management team, as well as the senior management team of the VIE, Hongli Shandong, has decades of leadership experience in the industrial custom-made profile industry, transportation and logistics and other relevant industrial sectors. Our management team and senior management intend to remain with us in the capacity of officers and/or directors, which will provide helpful continuity in advancing our strategic and growth goals.

Business Strategies of the PRC Operating Entities

The primary objective of the PRC operating entities is to expand their production capacity and customer base. In addition, the PRC operating entities will remain flexible in their product portfolio and intend to increase sale volume in newly developed markets or less competitive markets. At the same time, the PRC operating entities consider their relationship with their existing customers important in sustaining growth in earnings and cash flows from operating activities over various economic cycles. To achieve this objective, the PRC operating entities strive to expand their capacity, improve their cost structure, provide high quality service and products, expand their product offerings and increase their market share.

Expand Leading Market Positions

We believe that the leading market position and scale of the PRC operating entities are their most compelling competitive strengths. The PRC operating entities’ management team is focused on expanding market share, which they believe will generate operating leverage and improved financial performance. The PRC operating entities believe this can be accomplished through acquisitions and organic initiatives, including offering new products, serving additional end markets and increasing customer penetration and geographic coverage. As a part of the global sales layout of the PRC operating entities and to facilitate the relationship with the existing South Korean customers, Hongli Shandong designated two employees who speak Korean to constantly visit customers in South Korea to assist with logistics, advertisement, collecting or furnishing of information of the services and products of Hongli Shandong. Hongli Shandong also plans to open a new sales office in Wisconsin, U.S. to be supported with two local salesmen to develop local business in the U.S. However, this plan has been delayed or might even be postponed due to the impact of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Management of Hongli Shandong are currently evaluating the feasibility to open a sales office in the U.S. pending the development of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Hongli Shandong currently has one independent contractor who works closely with Hongli Shandong to conduct market research and development in the U.S. market and respond to inquiry and quotes from potential U.S. customers. In May 2021, Hongli Shandong received an order from a customer in the U.S., for 600 units of D-shaped cold roll formed tubes which were delivered to such customer in November 2021. The long term goal of the PRC operating entities is to become an independent custom-made profile supplier in the heavy machinery industry market, as well as construction industry in the U.S. As part of their business strategy, the PRC operating entities will also evaluate acquisition opportunities from time to time. In addition, in November 2021, Hongli Shandong has entered into a one-year cooperation agreement with Shengdai Shandong to produce and supply S-shaped plates and C-shaped profiles, the accessories of Shengdai Shandong products to be exported to Japan. Such cooperation agreement automatically extended to an additional one-year term after the expiration of the initial one-year term pursuant to the agreement. As of the date of this Annual Report, Hongli Shandong has provided 16,726  pieces of products to Shengdai Shandong.

Expand the product portfolio the PRC operating entities to be responsive to market conditions

The PRC operating entities seek to maintain flexibility to adjust their product mix and rapidly respond to changing market conditions. While prioritizing their high margin products, the PRC operating entities regularly evaluate their portfolio of assets to ensure that their offerings are responsive to prevailing market conditions. The PRC operating entities expect to see an increase in the sales volume of our construction machinery parts in the construction industry in the face of the domestic market trends to replace aluminium profiles for fire protection by steel structure curtain walls. However, the domestic market for steel structure curtain walls is currently dominated by imports. In the near future, it is a part of their business plan to cooperate with architectural design institute to promote domestic steel structure curtain walls. The PRC operating entities have been keeping interested customers in contact and expect to see an increase in their related annual sales in connection with the construction machinery parts. The PRC operating entities will continue to assess and pursue opportunities to utilize, optimize and grow production capacity to capitalize on market opportunities.

Expand the Production Capacity of the PRC Operating Entities

The PRC operating entities intend to further expand their production capacity by purchasing a new facility in Economic Development Zone, Changle County, Weifang, Shandong, the same location as the current factories of Hongli Shandong, in order to cope with the anticipated increase in demand in the future. As of December 31, 2022, Hongli Shandong has purchased a total of 147 pieces of facilities for these workshops, for a total amount of $1.48 million (RMB 10 million). Hongli Shandong has made full payments for 138 pieces of these facilities for $1.31 million (RMB 8.8 million) and partial payments for 9 pieces of these facilities for $0.13 million (RMB 0.92 million). The remaining payments of $0.03 million (RMB 0.24 million) are expected to be fully paid by using the deposit of Hongli Shandong’s working capital by December 2023. For the additional phase of the new facility, the PRC operating entities expect to install more production lines. This will allow them to produce more of their products in-house rather than through third-party contractors, which they believe will help increase their profit margin overall and give them more control and better oversight over our production timeline.

Provide Superior Quality Products and Customer Service

The products of the PRC operating entities play a critical role in a variety of construction, infrastructure, equipment and safety applications. The PRC operating entities’ emphasis on manufacturing processes, quality control testing and product development helps them deliver a high-quality product to their customers. The PRC operating entities focus on providing superior customer service through our geographic manufacturing footprint and continued development of their proprietary, vendor managed system, as well as their experienced sales forces. They also seek to provide high-quality customer service through continued warehouse optimization, including increased digitization and automation of certain systems to debottleneck loading and dispatch logistics and improve truck availability. They believe that warehouse, transportation and shipping logistics and speed of delivery represents a key area of commercial differentiation relative to their competitors.

Focus on Efficient Manufacturing and Cost Management

The PRC operating entities strive for continued operational excellence with the goal of providing high-quality products at competitive prices. The PRC operating entities has adopted single minute exchange of die (“SMED”) to supplement their laser welding at the beginning of 2022. SMED is a tool used in the roll forming manufacture to equip the machines and enable rapid and efficient adjustment of the machines to different manufacture process, or changeover, which can substantially reduce the raw material waste and reduce the adjustment frequency. They also plan to purchase automation equipment to automate the assembly and installation of certain products. The operating personnel of the PRC operating entities continually examine costs and profitability by product, plant and region. Their goal is to maximize operational benchmarks by leveraging skilled manufacturing and supply chain management processes.

Focus on key customer relationships

The PRC operating entities believe that their relationships with key customers provide them with a competitive advantage. Based on each customer’s demands, the PRC operating entities actively engage in the design and development of new profile of each project. They always ensure the quality and delivery of their product provided for their customers. In addition, they maintain close correspondence with their customers to update any new and cost-efficient techniques and adjust the price accordingly, and timely collect customers’ feedback through their sales, quality, and technique staff. It is their mission to continuously improve their equipment, techniques, and production to satisfy their customers’ wide variety of product demands.

Execute Pricing Strategy to Pass Through Underlying Costs

The PRC operating entities believe they have a track record of managing underlying commodity price exposure through their price negotiation, raw material procurement and inventory management program. In addition to managing underlying commodity prices, more recently they have had success in sharing transportation costs with their customers through their product pricing strategies. The PRC operating entities believe there is opportunity to implement this pricing strategy for their other products as well.

Coronavirus (COVID-19) Update

Since early 2020, the epidemic of the novel strain of coronavirus (COVID-19) (the “COVID-19 pandemic”) has spread across China and other countries and has adversely affected businesses and economic activities in the first quarter of 2020 and beyond. The PRC operating entities followed the restrictive measures implemented in China, by suspending onsite operation and having employees work remotely until February 2020, when they started to gradually resume normal operations. The operations, especially international orders, of the PRC operating entities were negatively impacted by the COVID-19 pandemic, but our total revenues increased by approximately $1.9 million, or 20%, to approximately $11.2 million for the year ended December 31, 2020 from approximately $9.3 million for the year ended December 31, 2019. As the spread of COVID-19 slows down domestically and internationally, and the orders of the PRC operating entities have been growing since December 31, 2020, their business was less impacted by COVID-19. Our total revenues increased by approximately $10.5 million, or 95%, to approximately $21.7 million for the year ended December 31, 2021 from approximately $11.2 million for the year ended December 31, 2020. The increase was attributed by the facts that (i) during the year ended December 31, 2021, the PRC operating entities completed the research phase for certain orders placed in 2020 and recognized revenue when control of the products was transferred to the customers, (ii) the domestic CRF steel market was very active during 2021 despite the COVID-19 pandemic which drove increased domestic orders; and (iii) some of the existing customers increased their orders with the PRC operating entities. The PRC operating entities have resumed their efforts on developing offshore markets including planning to open a sales office in the U.S. However, this plan has been delayed or might even be postponed due to the impact of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Management of Hongli Shandong are currently evaluating the feasibility to open a sales office in the U.S. pending the development of COVID-19, travel restrictions, and the potential market opportunities in the U.S.

Due to resurgence of 2022 Outbreak in China, there had been delays in purchase of raw material supplies and deliver products to the customers of the PRC operating entities on a timely basis as a consequence of the travel restrictions. Meanwhile, shipments and customer clearance for the overseas sales were also delayed due to the stricter border control protocols. Although the situation was eased since mid-June 2022, the number of the orders placed by the customers of the PRC operating entities were affected as the business of those customers were negatively impacted by the 2022 Outbreak. Therefore, we expect the 2022 Outbreak might negatively affect the business operating of the PRC operating entities and our financial results. China began to modify its zero-COVID policy in late 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. As a result, there were significant surges of COVID-19 cases in many cities in China during this time, which caused, from December 2022 to January 2023, insufficient production capacity of the PRC operating entities due to a number of employees on sick leave and delays in delivery of raw material supplies and delivery of products to the customers of the PRC operating entities on a timely basis. As of the date hereof, the PRC operating entities resumed normal operations. Due to the high uncertainty of the evolving situation, we have limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

We and the PRC operating entities are monitoring the global outbreak and spread of COVID-19 and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, the business (including but not limited to the PRC operating entities employees, customers, and other business partners) posed by its spread and the governmental and community reactions thereto. The PRC operating entities continue to assess and update their business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforces healthy and safe. The spread of COVID-19 has caused the PRC operating entities to modify their business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and the PRC operating entities expect to take further actions as may be required or recommended by government authorities or as they determine are in the best interests of their employees, customers and other business partners. The PRC operating entities are also working with their suppliers to understand the existing and future negative impacts, and to take actions in an effort to mitigate such impacts. Due to the speed with which the COVID-19 pandemic is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and a related impact on our financial and operating results.

Source and Cost of Revenues

During the fiscal year ended December 31, 2022, approximately $15.3 million, or 75% of the sales of the PRC operating entities were sourced from the China market where their manufacturing facilities are located, and approximately $5.0 million or 25% sales of the PRC operating entities were generated by international customers. During each of the fiscal years ended December 31, 2021 and 2020, approximately 78% and 70% of the sales of the PRC operating entities, respectively, were sourced from the China market where their manufacturing facilities are located, respectively, and approximately 22% and 30% of the sales of the PRC operating entities were generated by international customers, respectively.

Our cost of revenues consists of cost to manufacture our products, primarily includes the cost to purchase raw materials and the related depreciation of our production machinery and equipment. Our cost of revenue remained relatively stable with a decrease of approximately $0.8 million, or 5.6%   for fiscal year ended December 31, 2022 as compared to the same period of 2021. The decrease in cost of revenue was in line with the decrease in revenue. Our cost of revenues increased by approximately $7.4 million or 110% to approximately $14.1 million for the year ended December 31, 2021 from approximately $6.7 million for the year ended December 31, 2020. The increase in cost of revenue was mainly due to increase in revenue. However, the percentage increase in cost of revenue is higher than the percentage increase in revenue, which was mainly due to the significant increased steel price for the year ended December 31, 2021.

Research and Development

The PRC operating entities maintain an internal dedicated engineering and technology team, consisting of design engineers who are responsible for die forming, process engineers who are responsible for production processes, university professors who are responsible for material properties, quality engineers who are responsible for production quality control, technical administrators who are responsible for projection development, and others who are responsible for process technology. As of the date of this Annual Report, the team of the PRC operating entities consists of 27 full-time R&D personnel, which accounts for 13.0% of their employees. The PRC operating entities incurred R&D expenses of approximately $1,412,000, $1,467,000 and $644,000, which included in the selling, general and administrative expenses in the statements of operations and comprehensive income for the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

In June 2018, the PRC operating entities established a laboratory center, focusing on the research and development of roll forming profile. The PRC operating entities strive to further develop and improve their forming process by 1) developing more collaborative application products and services to improve the customer’s service experience; 2) updating their processing equipment to meet the personalized needs of enterprise customers; and 3) strengthening the latest theory and technology research of roll forming profile, to promote the technology development of roll forming profile to a higher level.

Quality Control Procedure of the PRC Operating Entities

The PRC operating entities consider it is essentially important to maintain an efficient and sufficient inspection procedure of their products which is demonstrated as follows:

During the procedures set forth above, the PRC operating entities have implemented the five tools of quality assurance:

●	SPC — Statistical Process Control,

●	MSA — Measurement System Analysis,

●	FMEA — Failure Mode and Effects Analysis,

●	APQP — Advanced Product Quality Planning,

●	PPAP — Production Part Approval Process.

Intellectual Property

The PRC operating entities regard their trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to their success, and they rely on copyright, trademark and patent law in the PRC, as well as confidentiality procedures and contractual provisions with their employees, contractors and others to protect their proprietary rights.

The PRC operating entities currently own 26 patents, including 23 registered utility patents and 3 invention patents, which are valuable and important assets for their operation.

The intellectual property of the PRC operating entities is subject to risks of theft and other unauthorized use, and their ability to protect their intellectual property from unauthorized use is limited. In addition, the PRC operating entities may be subject to claims that they have infringed the intellectual property rights of others. See “Item 3. Key Information—D. Risk Factors — Risks Relating to the Business of the PRC Operating Entities — The PRC operating entities may not be able to prevent others from unauthorized use of their intellectual property, which could cause a loss of customers, reduce our revenues and harm their competitive position.”

Pursuant to the Patent Law of PRC, a patent is valid for a ten-year term for a utility model and a twenty-year term for an invention, respectively, starting from the registration date. The following is a list of our patents that have been authorized in PRC:

No.	Current Owner	Patent Name	Patent Number	Category	Registration Date
1	Hongli Shandong	A new hydraulic system of push bending machine	zl201621253954.4	Utility Model	7/4/2017
2	Hongli Shandong	A new type of automatic shearing Butt Welder	zl201621253949.3	Utility Model	7/4/2017
3	Hongli Shandong	A new type of step feeding device	zl201621253870.0	Utility Model	7/4/2017
4	Hongli Shandong	An excavator in the cab with a cold forming profile	zl201621253950.6	Utility Model	8/4/2017
5	Hongli Shandong	An improved transmission system for cold forming profile	zl201621252915.2	Utility Model	8/18/2017
6	Hongli Shandong	A new type of push bending machine	zl201621253955.9	Utility Model	7/4/2017
7	Hongli Shandong	A profile for excavator door frame	zl201920579330.9	Utility Model	12/6/2019
8	Hongli Shandong	A profile for forklift truck cab door	zl201920579334.7	Utility Model	12/6/2019
9	Hongli Shandong	A back post of an excavator cab	zl201920579337.0	Utility Model	12/27/2019
10	Hongli Shandong	A profile for the front post of the cab of an excavator	zl201920579336.6	Utility Model	12/27/2019
11	Hongli Shandong	A middle supporting column in the cab of an excavator	zl201920579331.3	Utility Model	12/27/2019
12	Hongli Shandong	A profile for the framework of an excavator	zl201920579329.6	Utility Model	12/27/2019
13	Hongli Shandong	A profile for the front column of the cab of a forklift truck	zl201920579333.2	Utility Model	12/27/2019
14	Hongli Shandong	A profile for the front crossbeam on the top of a tractor cab	zl201920579332.8	Utility Model	12/31/2019
15	Hongli Shandong	A special-shaped profile for front column of loader cab	zl2020225376679	Utility Model	11/6/2020
16	Hongli Shandong	A special-shaped profile for 14H excavator cab	zl2020226805544	Utility Model	11/19/2020
17	Hongli Shandong	A profile of V05 excavator cab	zl2020228145799	Utility Model	11/30/2020

No.	Current Owner	Patent Name	Patent Number	Category	Registration Date
18	Hongli Shandong	A profile structure of track machine cab	zl2020228145784	Utility Model	11/30/2020
19	Hongli Shandong	A profile structure of front column of forklift	zl2021201139036	Utility Model	1/16/2021
20	Hongli Shandong	A profile structure of straight out rear column of forklift	zl2021201139002	Utility Model	1/16/2021
21	Hongli Shandong	A special-shaped profile for door frame of loader cab and loader cab	zl2020228146170	Utility Model	11/30/2021
22	Hongli Shandong	A special-shaped structure of excavator side beam	zl2021201138993	Utility Model	1/16/2021
23	Hongli Shandong	A special-shaped profile for the right front leg of a forklift	zl2021201139021	Utility Model	1/16/2021
24	Hongli Shandong	An assembled profile processing equipment at the end of production line	zl2021113745281	Invention	11/19/2021
25	Hongli Shandong	A repair treatment method of cold roll-forming profile	zl2020114281114	Invention	12/9/2020
26	Hongli Shandong	A fine machining method for reducing profile production and manufacturing	zl2021104365103	Invention	4/22/2021

Facilities

The headquarters and executive office of the PRC operating entities are located in Weifang, China and consist of approximately 1,583 square meters of office space. In addition to the headquarters, the PRC operating entities have 8 factories, cafeteria and staff garage for aggregating approximately 12,458 square meters. On September 14, 2022, Hongli Shandong obtained the property ownership certificates for Yingxuan Assets, which are located at Dayi Road No. 777, Building 1, 2, 3, and 4, Changle County, Weifang, Shandong, for approximately 70,186 square meters. For more information, see “Business of the PRC Operating Entities — Expansion Plan.”

The PRC operating entities own properties as follows:

No.	Facility	Address	Size (Square Meter)
1	Office	North Sanli Street No. 487, Building 4 Economic Development District, Changle County, Weifang, Shandong.	Bldg. 4 – 1,583.27
2	Factories	North Sanli Street No. 487, Building 4 Economic Development District, Changle County, Weifang, Shandong.	Bldg. 4 – 3,166.54
3	Factories	North Sanli Street No. 487, Building 1 and 2 Economic Development District, Changle County, Weifang, Shandong.	Bldg. 1 – 2,606.48 Bldg. 2 – 877.47
4	Factories	North Sanli Street No. 487, Building 6, 7, and 8, Economic Development District, Changle County, Weifang, Shandong.	Bldg. 6 – 710.04 Bldg. 7 – 387.55 Bldg. 8 – 4,303.55
5	Cafeteria	North Sanli Street No. 487, Building 3, Economic Development District, Changle County, Weifang, Shandong.	Bldg. 3 – 187.63
6	Staff Garage	North Sanli Street No. 487, Building 5 Economic Development District, Changle County, Weifang, Shandong.	Bldg. 5 – 218.97

Corporate Information

Our principal executive office is located at Beisanli Street, Economic Development Zone, Changle County, Weifang, Shandong, China. Our telephone number is +86 0536-2185222. Our website is https://www.hlyxgg.com. The information on our website is not part of this Annual Report.

Our Corporate Structure

We are a holding company incorporated on February 9, 2021 under the laws of the Cayman Islands. We have no substantive operations other than holding all of the issued and outstanding shares of Hongli Hong Kong Limited, or Hongli HK, which was established in Hong Kong on March 5, 2021. Hongli HK is also a holding company holding all of the outstanding equity of Shandong Xiangfeng Heavy Industry Co., Ltd., or Hongli WFOE, which was established on April 8, 2021 under the laws of the PRC.

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through the variable interest entity, or VIE, Shandong Hongli Special Section Tube Co., Ltd., or Hongli Shandong, a PRC company, and through its wholly owned subsidiary, Beijing Haozhen Heavy Industry Technology Co., Ltd., a PRC company, Shandong Maituo Heavy Industry Co., Ltd., or Maitou Shandong, a PRC company, and its 70% owned subsidiary Shandong Haozhen Heavy Industry Technology Co., Ltd., or Haozhen Shandong, a PRC company. We commenced our operations under the name Shandong Changle Hongli Steel Tube Co., Ltd. to provide industrial pipes and tubes products. Hongli Shandong was incorporated on September 13, 1999 by Ronglan Sun and Li Liu, who originally held 40% and 60% equity interests in Hongli Shandong, respectively.

On June 20, 2001, Hongli Shandong changed its name to Changle Hongli Steel Tube Co., Ltd.

On March 28, 2005, Hongli Shandong increased its registered capital to RMB 4.8 million, or approximately $0.58 million. Yuanqing Liu, Ronglan Sun, and Li Liu contributed a 40%, 30%, 30% equity interest, respectively. Hongli Shandong changed its name to Shandong Changle Hongli Steel Tube Co., Ltd.

On November 3, 2010, Hongli Shandong increased its registered capital to RMB 5 million, or approximately $0.61 million. Yuanqing Liu, Ronglan Sun, and Jie Liu contributed a 40%, 30%, 30% equity interest, respectively.

On October 28, 2010, Hongli Shandong changed its name to Shandong Hongli Special Section Tube Co., Ltd.

On May 23, 2019, Hongli Shandong established its wholly subsidiary Maituo Shandong. Maituo Shandong engages in production of special-shaped steel pipe, construction machinery processing; mining machinery and agricultural machinery steel, stainless steel and corrosion-resistant alloy, automotive parts steel production, sales; CRF technology research and development and technical services; goods import and export (for projects subject to approval according to law, business activities may be carried out only after approval by relevant departments). Maituo Shandong has not commenced its operation since its incorporation.

On September 18, 2020, Hongli Shandong and Shengda Technology Co. Ltd, a South Korean company, established Haozhen Shandong. Hongli Shandong contributed a 70% equity interest in Haozhen Shandong. Haozhen Shandong engages in metal chain and other metal products manufacturing; metal chain and other metal products sales; metal structure manufacturing; metal structure dales; general parts manufacturing; high-quality special steel materials sales; steel calendering processing (except for items subject to approval according to law, and operating activities independently according to law with business license) permitted items: goods import and export (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments, and the specific business items shall be subject to the approval result). Haozhen Shandong has not commenced its operation since its incorporation.

On February 9, 2021, Hongli Cayman was incorporated in the Cayman Islands. Hongli Cayman issued 97 Ordinary Shares at $0.0001 par value per share to Hongli Development Limited, or Hongli Development, a British Virgin Islands company, owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, three founders of the Company, and issued 3 Ordinary Shares at $0.0001 par value per share to Hongli Technology Limited, or Hongli Technology, a British Virgin Islands company, 100% owned by Haining Wang. Hongli Cayman and Hongli HK were established as the holding companies of Hongli WFOE.

We were advised by our PRC counsel that our holding company, its subsidiaries, and the PRC operating entities, are not required to obtain permission or approval from PRC authorities or agencies to list on the U.S. exchange markets, because the PRC operating entities’ fall outside the sectors subject to key restrictions by the PRC government.

On March 28, 2022, we issued an aggregate of 17,999,900 Ordinary Shares at par value $0.0001 per share to the current shareholders of the Company, the issuance of which are equivalent to a forward split at a ratio of 180,000-for-1. On September 13, 2022, the current shareholders of the Company surrendered 1,500,000 Ordinary Shares in total, of which Hongli Development surrendered 1,455,000 Ordinary Shares and Hongli Technology surrendered 45,000 Ordinary Shares, respectively. On December 1, 2022, Hongli Development surrendered 6,500,000 Ordinary Shares. As a result, we have 10,000,000 Ordinary Shares issued and outstanding as of the date hereof, of which Hongli Development holds 9,505,000 Ordinary Shares and Hongli Technology holds 495,000 Ordinary Shares, respectively.

On March 31, 2023, the Company consummated its initial public offering (the “IPO”) of 2,062,500 Ordinary Shares, par value $0.0001 per share (the Ordinary Shares sold in the IPO is hereafter referred as the “IPO Shares”). The IPO Shares were priced at a price of $4.00 per share, and the IPO was conducted on a firm commitment basis. The Ordinary Shares commenced trading under the symbol “HLP” on March 29, 2023.

On May 2, 2023, upon the underwriter’s exercise of the over-allotment option in full, the Company sold 309,375 ordinary shares at a price of $4.00 per share accordingly.

Corporate Structure

The following chart summarizes our corporate legal structure and identifies our subsidiaries and the PRC operating entities as of the date of this Annual Report.

Haining Wang
Ronglan Sun
Jie Liu
Yuanqing Liu
100%
30%
30%
40%
Hongli Technology Limited
(British Virgin Islands)
("Hongli Technology")
Hongli Development Limited
(British Virgin Islands)
("Hongli Development")
Public Shareholders
4.00%
76.83%
19.17%
Hongli Group Inc.
(Cayman Islands)
("Hongli Cayman")
100%
Hongli Hong Kong Limited
(Hong Kong)
("Hongli HK")
Offshore
Onshore
100%
Ronglan Sun
Jie Liu
Yuanqing Liu
30%
30%
40%
Shandong Xiangfeng Heavy Industry Co., Ltd.
(China)
("Hongli WFOE")
Shandong Hongli Special Section Tube Co., Ltd.
(China)
("Hongli Shandong")
97%
100%
70%
Beijing Haozhen Heavy Industry
Technology Co., Ltd.
(China)
("Haozhen Beijing")
Shandong Maituo Heavy Industry Co., Ltd.
(China)
("Maituo Shandong")
Shandong Haozhen Heavy Industry
Technology Co., Ltd.
(China)
("Haozhen Shandong")

*	Mr. Yuangqing Liu is the initial founder of the Company and the father of Mr. Jie Liu and Ms. Ronglan Sun is the spouse of Mr. Yuangqing Liu and the mother of Mr. Jie Liu. Mr. Yuangqing Liu and Ms. Ronglan Sun have granted their proxy to Mr. Jie Liu to vote their shares in Hongli Development for all corporate transactions requiring shareholders’ approval and Mr. Jie Liu as such may be deemed to have sole voting and investment discretion with respect to the Ordinary Shares held by Hongli Development.

Name	Background	Ownership
Hongli Development Limited	● A British Virgin Islands company ● Incorporated on February 8, 2021 ● A holding company	Owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, the founders of Hongli Shandong

Hongli Technology Limited	● A British Virgin Islands company ● Incorporated on February 8, 2021 ● A holding company	100% owned by Haining Wang

Hongli Hong Kong Limited	● A Hong Kong company ● Incorporated on March 5, 2021 ● A holding company	100% owned by Hongli Cayman

Shandong Xiangfeng Heavy Industry Co., Ltd.	● A PRC company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on April 8, 2021 ● Registered capital of $30,000,000 ● A holding company	100% owned by Hongli HK

Shandong Hongli Special Section Tube Co., Ltd.

●   A PRC limited liability company

●   Incorporated on September 13, 1999

●   Registered capital of $764,783 (RMB 5 million)

●  Engage in production and sales of steel profile product; import and export business of mechanical processing, sales and above products (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments.

VIE of Hongli WFOE

Beijing Haozhen Heavy Industry Technology Co., Ltd.

●   A PRC limited liability company

●   Incorporated on February 4, 2021

●   Registered capital of $152,957 (RMB 1 million)

●   Engage in technology development, technology promotion, technology transfer, technology consulting, technical services; product design; model design; sales of self-developed products, metal materials, metal products, non-metal ore, metal ore, building materials; import and export of goods.

97% owned by Hongli Shandong

Shandong Maituo Heavy Industry Co., Ltd.

●   A PRC limited liability company

●   Incorporated on May 23, 2019

●   Registered capital of $5,812,353 (RMB 38 million)

●  Engages in production of special-shaped steel pipe, construction machinery processing; mining machinery and agricultural machinery steel, stainless steel and corrosion-resistant alloy, automotive parts steel production, sales; CRF technology research and development and technical services; goods import and export (for projects subject to approval according to law, business activities may be carried out only after approval by relevant departments).

100% owned by Hongli Shandong

Shandong Haozhen Heavy Industry Technology Co., Ltd.

●   A PRC limited liability company

●   Incorporated on September 18, 2020

●   Registered capital of $5 million

●  Engage in metal chain and other metal products manufacturing; metal chain and other metal products sales; metal structure manufacturing; metal structure dales; general parts manufacturing; high-quality special steel materials sales; steel calendering processing (except for items subject to approval according to law, and operating activities independently according to law with business license) permitted items: goods import and export (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments, and the specific business items shall be subject to the approval result).

70% owned by Hongli Shandong

REGULATIONS

We are a holding company incorporated under the laws of the Cayman Islands. We have no substantive operations other than holding all of the issued and outstanding shares of Hongli HK, which was established in Hong Kong. Hongli HK is a holding company all of the outstanding equity of Hongli WFOE, which was established under the laws of the PRC. We consolidate the financial results of the PRC operating entities through the Contractual Arrangements. We do not have any business or operations in Macau or Hong Kong. However, we will be dependent on receipt of funds from Hongli HK, which will be dependent on receipt of dividends or payments (if any) from Hongli WFOE, which will be dependent on payments from the VIE in accordance with the laws and regulations of the PRC and the Contractual Arrangements between them.

Unless the context otherwise requires, all references in this subsection to the “PRC” or “China” refer to mainland China, excluding, for the purpose of this section only, Macau and Hong Kong.

PRC Regulations

Regulations Related to Foreign Investment

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and National Development and Reform Commission (the “NDRC”). In June 2017, MOFCOM and the NDRC promulgated the Catalog (2017 Revision), which became effective in July 2017 and was amended in June 2018. In June 2018, the Guidance Catalog of Industries for Foreign Investment (2017 Revision) was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Version). In June 2019, Special Administrative Measures (Negative List) for Admission of Foreign Investment (2019 Version) or the Negative List, replaced 2018 Version of the Negative List. In June 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which became effective on July 23, 2020. In December 2021, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. The 2021 version of the Negative list replaced the 2020 version of the Negative list. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

Regulations Related to Intellectual Property Rights

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress, or the SCNPC on September 7, 1990 and became effective from June 1, 1991, and was last amended on November 11, 2020 and effected on June 1, 2021, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

Trademarks are protected by the Trademark Law of the PRC, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 1983 and as most recently amended on April 29, 2014. The Trademark Office of China National Intellectual Property Administration handles trademark registrations. The Trademark Office grants a 10-year term to registered trademarks and the term may be renewed for another 10-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Patent

The Patent Law of the PRC promulgated in March 12, 1984, which became effective on April 1, 1985 and was recently revised by the Standing Committee of the National People’s Congress on October 17, 2020 (which revision became effective on June 1, 2021), provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights under the current Patent Law of the PRC. The protection period has been slightly amended in recent amendment which became effective on June 1, 2021. The terms of protection for invention and utility patents will still be 20 years and 10 years, respectively, in general. The term of protection for a design patent has been extended from 10 years to 15 years. In addition, for invention patents, in situations where a patent is only granted after 4 years or more from its filing date or 3 years or more after a request for substantive examination date, the applicant can request for an extension of protection term for any unreasonable delay.

Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names, or the Domain Name Measures, which was promulgated by the PRC Ministry of Industry and Information Technology, or the MIIT, on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange or SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was most recently amended in 2019 and substantially amends and simplifies the current foreign exchange procedures. Pursuant to SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, pursuant to which, instead of applying for approval regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19. Pursuant to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). In addition, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis. A foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business. Where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

In June 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, pursuant to which, in addition to foreign currency capital, enterprises registered in China may also convert their foreign debts, as well as repatriated fund raised through overseas listing, from foreign currency to Renminbi on a discretional basis. SAFE Circular 16 also reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular 16, the Renminbi funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

In October 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested enterprises, or FIEs, to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how the SAFE and competent banks will carry it out in practice.

Regulations Related to Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37 which was most recently amended on June 15, 2018 and has replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (known as Circular 75). SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or “SPVs,” by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In February 2015, SAFE promulgated the SAFE Circular 13. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

In addition, pursuant to SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration requirements as set forth in SAFE Circular 37 and SAFE Circular 13, misrepresent on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

All of our shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37.

Regulations Related to Foreign Debt

A loan made by foreign investors as shareholders in an FIE is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.

On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, FIEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9 at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises is 200% of its net assets, or the Net Asset Limits. Enterprises must file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and the SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to the PRC subsidiaries.

Regulation Related to M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through Contractual Arrangements or offshore transactions.

On February 17, 2023, the CSRC promulgated the Trail Administrative Measures of the Overseas Securities Offering and Listing by Domestic Company, or the Trail Measures, and five support guidelines, which went effective on March 31, 2023. According to the Trail Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

At the press conference held by the CSRC for the Trail Measures on February 17, 2023, the CSRC clarified that if domestic companies obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States) prior to the effective date of the Trail Measures, and complete the overseas offering and listing no later than September 30, 2023, an immediate filing will not be required. The CSRC further clarified that such domestic companies shall be filed accordance with the Trail Measures if any filing matters such as refinancing involved after the completion of the overseas offering and listing.

Regulations Related to Private Lending

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, (“the Provisions on Private Lending Cases”), which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and December 29, 2020, respectively, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violations of mandatory provisions of laws or administrative regulations; or (vi) the lending is violations of public orders or good morals.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into.

Regulations Related to Tax

Enterprise Income Tax

Enterprise Income Tax Law, or the EIT Law, which was recently amended on December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law. Under the EIT Law and relevant implementation regulations, both resident enterprises and non-resident enterprises are subject to the enterprise income tax so long as their income is generated within the territory of PRC. “Resident enterprises” are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. “Non-resident enterprises” are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, however, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate.

According to the Administrative Rules for the Certification of High Tech Enterprises, effective on January 1, 2008 and amended on January 29, 2016 (effective as of January 1, 2016), for each entity accredited as High Tech Enterprise, such status is valid for three years if it meets the qualifications for High Tech Enterprise on a continuing basis during such period.

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993, and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the MOF on December 25, 1993, and were recently amended on October 28, 2011 (collectively with the VAT Regulations, the VAT Law). On April 4, 2018, MOF and the State Administration of Taxation, or the SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or MOF and SAT Circular 32. On March 20, 2019, MOF, SAT and General Administration of Customs, or GAC, jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, or MOF, SAT and GAC Circular 39, which became effective from April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Standing Committee of the National People’s Congress issued the Value-added Tax Law (Draft) on December 30, 2022, or the draft, for public comments within thirty days from the issuing date. According to the draft, the VAT tax rates are the same as stipulated in the currently valid VAT Law. The draft is in the legislative procedure, and it will take time to become effective.

Withholding Tax

The Enterprise Income Tax Law of the PRC provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent mainland China tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5%. Based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, however, if the relevant mainland China tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such mainland China tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the transferee fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Related to Employment and Social Welfare

Employment

The Labor Law of the PRC, which was promulgated on July 5, 1994, effective since January 1, 1995, and most recently amended on December 29, 2018, the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, and amended on December 28, 2012, and the Implementation Regulations of the Labor Contract Law of the PRC, which was promulgated on September 18, 2008, are the principal regulations that govern employment and labor matters in the PRC. Under the above regulations, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, and came into force as of July 1, 2011, and was most recently amended on December 29, 2018 (also the effective date), together with other laws and regulations, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. When an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and most recently amended in March 2019 (which became effective as of March 24th 2019), employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Companies, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Product Liability

Pursuant to the PRC Product Quality Law, which was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009, and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes personal injury or property damage, the aggrieved party may make a claim for compensation from the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines. Earnings from sales in violation of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Regulations Related to Environmental Protection and Work Safety

Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the Standing Committee of the National People’s Congress on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Tort Law. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2002, amended on August 31, 2014 and June 10, 2021, and effective on September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards.

Regulations Related to Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, amended on October 28, 2008, April 23, 2019, April 29, 2021, and effective on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 (approximately $4,000) and RMB300,000 (approximately $43,000).

Regulations Related to Import and Export Trade

Customs Law

Pursuant to the PRC Customs Law, which was promulgated by the Standing Committee of the National People’s Congress on January 22, 1987, amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016, November 4, 2017, and April 29, 2021 and effective on April 29, 2021, unless otherwise stipulated, the consignee or consignor of import and export goods may take import and export goods through Customs declaration procedures and pay duties themselves, and Customs clearing enterprises which are authorized by the consignee or consignor of import and export goods and have been granted registration by Customs may also take import and export goods through Customs declaration procedures and pay duties. Where a consignee or consignor of import or export goods or a Customs clearing enterprise handles Customs declaration procedures, they shall be subject to registration by Customs in accordance with law. Customs clearing personnel shall obtain the occupational qualifications for Customs clearances in accordance with law. Where an enterprise has not been registered by Customs in accordance with law, and where personnel have not obtained their professional qualifications for Customs clearances in accordance with law, they must not engage in Customs declarations.

Import and Export Commodity Inspection Law

Pursuant to the PRC Import and Export Commodity Inspection Law, which was promulgated by the Standing Committee of the National People’s Congress on February 21, 1989, amended on April 28, 2002, June 29, 2013, April 27, 2018, December 29, 2018 and April 29, 2021 and effective on April 29, 2021, and the Implementing Regulation for the PRC Import and Export Commodity Inspection Law, which was promulgated by the State Council on August 31, 2005, amended on February 6, 2016, March 1, 2017, March 2, 2019 and March 29, 2022 and effective on May 1, 2022, the General Administration of Customs of China is in charge of the inspection of import and export commodities nationwide, the formulation and adjustment of the catalogue of import and export commodities that must be inspected, and the announcement and implementation of the catalogue. The import and export commodities listed in the catalogue must be inspected, otherwise the related bodies may be confiscated of their illegal income and subjected to a fine ranging from 5% to 20% of the value of the goods, where the case constitutes a criminal offence, criminal liability shall be pursued in accordance with the law.

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating results

Overview

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we consolidate financial results of Hongli Shandong, the VIE and its subsidiaries through Contractual Arrangements. Neither we nor our subsidiaries own any equity interests in the PRC operating entities.

Neither we nor our subsidiaries own any equity interest in Hongli Shandong. Instead, we consolidate financial results of Hongli Shandong through a series of Contractual Arrangements dated April 12, 2021.

The PRC operating entities are one of the leading cold roll formed steel profile manufacturers in China with respect to function innovation, performance improvement, and customized manufacturing of their products, according to China Sub-Association for Cold Formed Steel Industries, a professional industrial association. The PRC operating entities’ main business operation focuses on the design, production, deep processing, and sales of custom-made profile for machinery and equipment in a variety of sectors including but not limited in mining and excavation, construction, agriculture, and transportation industries.

With more than a 20 years of operating history, the PRC operating entities have developed customers in more than 30 cities in China and a global network covering South Korea, Japan, the U.S., and Sweden. The customers of the PRC operating entities include large corporations and international enterprises such as Weichai LOVOL Heavy Industry Co. Ltd. (“LOVOL”), SUNGJIN TECH CO., LTD (“South Korean VOLVO”), Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”), and new customers associated with Katsushiro Machinery Co., Ltd. (“Japan Katsushiro”). Most of the customers of the PRC operating entities have been with us for an average of 10 years. And most of the main customers increased orders with the PRC operating entities during the fiscal years ended 2022 and 2021, and based on their new contracts with the PRC operating entities recently, they will continue to increase their orders in the next 2-3 years.

Recent Factors Affecting Our Results of Operations

As Hongli Cayman has consolidated the financial results of PRC operating entities under the Contractual Arrangements, we believe the following key factors affect our financial condition and results of operations:

Fluctuations in Prices of Steel — The main raw material of the PRC operating entities’ products is steel. Fluctuations in steel prices can lead to volatility in the pricing of their products, which influences the buying patterns of their customers. Because the cost of raw materials represents over half of our total cost of sales, higher or lower cost steel affects our gross margins. Increases in the market price of steel typically enable us to raise our selling prices. For instance, as a result of significant increase in steel prices during fiscal year 2021, the price of the steel that the PRC operating entities purchased during the fiscal year 2021 was increased by approximately 28%. We implemented operating strategies on both the sales-side and cost-side to mitigate the negative impact of the fluctuation in steel prices. The PRC operating entities entered into framework agreements with their customers. As the PRC operating entities produce customized products based on the customers’ demands, the PRC operating entities will negotiate price and number of products with their customers when a specific order is placed under the framework agreements based on the then market conditions. Once an order is placed, the price and number of products will not change. On the cost side, the PRC operating entities limit the purchasing cost of their steel material by placing orders to purchase steel material in customized length, which is shorter than the standardized length. The lesser usage of steel in producing the customized steel material leads to a lower purchase cost. In addition, the PRC operating entities have been constantly improving their production process which ultimately reduces the amount of steel material used. We and the PRC operating entities are able to contain the overall negative impact of the operation of the PRC operating entities due to the significant increase in steel price in 2021 to be within 5% as a result of their operating strategy. Despite the significant increase in steel price in 2021, the market demands for cold roll formed steel profile remain strong and the PRC operating entities have received more orders from customers in 2021 as compared to 2020. In 2022, the steel price began to fall, and the average steel price in 2022 in Shanghai, China, the city where the PRC operating entities’ major supplier Shanghai Wanhe is located, was approximately $660 (RMB 4,564) per ton, which was 16% lower than the average price in the period of last year. In the first quarter of 2023, the steel price has shown a stabilized trend. (Source: www.zgw.com). It is hard to predict the steel price given the current market condition and the impact by COVID-19, however, we do not think that the regular fluctuation of steel price will have a material impact on our results of operations or liquidity due to the operating strategies on the sales-side and cost-side discussed above. Nevertheless, we cannot assure you that in the future, the market will be stabilized or drive the steel price up significantly to the extent that our operating strategy may not be able to successfully mitigate such impact and we and the PRC operating entities will continue monitoring market trends and adjust the operating strategies as needed. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of equipment, transportation and labor.

Development of the Customer Industries — The PRC operating entities produce a comprehensive range of well-designed and customized profile products applied to different kinds of machineries and equipment that are widely used in a variety of sectors, including but not limited to, mining and excavation, construction, agriculture, and transportation industries. At the same time, the PRC operating entities are also actively developing the market expansion of products in other fields. If the customers of the PRC operating entities could not improve their products and compete over their competitors in such sectors, their business operation and financial condition could impact their demands from the PRC operating entities, which impacts our revenues.

Company Scale — The future development of the PRC operating entities depends on the Company’s scale. The current manufacturing capacity of the PRC operating entities is saturated. If the PRC operating entities expect to increase their sales volume, enhance their R&D ability to develop more products, and increase their production volumes, they need to expand our scale, by purchasing more facilities, expanding the factories, hiring more employees, etc. Please see “Expansion Plan.”

We generate our revenue mainly from the sale of custom-made profiles. Currently, the PRC operating entities’ customers come from the industries of mining and excavation, construction, agriculture, and transportation. Geographically, the PRC operating entities’ main market focus is in PRC with expanding market outreach globally.

Currently, the PRC operating entities are seeking to expand their manufacturing facility to accommodate increasing orders.

Our main cost driver is the cost of raw materials. The change in price of the raw materials would significantly impact our profits. The price of the PRC operating entities’ products will be adjusted along with such change to mitigate the risk.

Key Financial Performance Indicators

We consider a variety of financial and operating measures in assessing the performance of the business of the PRC operating entities. The key financial performance measures we use are revenue and gross profit and gross margin. Our review of these indicators facilitates timely evaluation of the performance of the business of the PRC operating entities and effective communication of results and key decisions, allowing the business of the PRC operating entities to respond promptly to competitive market conditions and different demands and preferences from the PRC operating entities’ customers. The key measures that we use to evaluate the performance of the business of the PRC operating entities are set forth below and are discussed in greater details under “Results of Operations”:

Revenue

Our revenue is derived primarily from sales of cold roll formed steel profiles. We have experienced stable growth, resulting from the PRC operating entities’ focus on maintaining business and market relationships with their existing customers, such as LOVOL and South Korean VOLVO, and our expanding market reaches as well. Our revenue is affected by the PRC operating entities’ ability to establish new relationships and maintain relationships with existing customers. In addition, revenue is also impacted by competition, current economic conditions, pricing, inflation, and fluctuations in foreign currencies.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and the cost of revenue. Our cost of revenue consists of the cost of raw materials, direct labor and related production overhead. Raw materials account for the largest portion of our cost of revenue. Supplies and prices of the PRC operating entities’ various raw materials can be affected by worldwide supply and demand factors, as well as other factors beyond control such as financial market trends. The PRC operating entities purchase, directly and indirectly through third-party suppliers, significant amounts of steels and other raw materials annually. The prices of the PRC operating entities’ raw materials are highly dependent on the steel price in the market, since the steel price had begun to fall during the year ended December 31, 2022, we expect improved gross margins in the future as the steel prices are to be stabilized in the near term (www.zgw.com).

To protect our operation from such volatility, from time to time, we purchase and store major raw materials, such as steel and aluminum, in advance to provide economic buffers regarding portions of our pricing and supply, for the majority of our raw material purchases we do not typically enter into any fixed-price contracts and may not be able to accurately anticipate future raw material prices for those inputs. Over the past years, the PRC operating entities have implemented certain operating strategies to achieve cost reduction and productivity improvement in our supply chain. Some of the major operating strategies the PRC operating entities have implemented on reducing raw materials costs are volume buying, direct purchasing, and price negotiations. In addition, the PRC operating entities achieve manufacturing efficiency by standardizing and optimizing certain procedures across our production cycles such as procurement, engineering and product development, manufacturing, dealer management, and pricing. On the other hand, labor is a primary component in the cost of operating the business of the PRC operating entities. Increased labor costs due to competition, increased minimum wage or employee benefits costs, or otherwise, would adversely impact our operating expenses. And our success also depends on the PRC operating entities’ ability to attract, motivate, and retain qualified employees, including senior management and technically competent employees, to keep pace with our growth strategy.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether we are selling our products at an appropriate gross profit. Our gross margin is impacted mainly by the price of our raw material and labor, as well as the products of the PRC operating entities. We consider many factors such as cost of revenue increases and competitive pricing strategies. To maintain the current gross margin and to achieve a higher gross margin, the PRC operating entities seek to maintain continued focus on their R&D efforts that we believe will enhance their existing market positions and allow them to compete in the steel profile product category.

The COVID-19 Pandemic

Since early 2020, the epidemic of the novel strain of coronavirus (COVID-19) (the “COVID-19 pandemic”) has spread across China and other countries and has adversely affected businesses and economic activities in the first quarter of 2020 and beyond. The PRC operating entities followed the restrictive measures implemented in China, by suspending onsite operation and having employees work remotely until February 2020, when they started to gradually resume normal operations. The operations, especially international orders, of the PRC operating entities were negatively impacted by the COVID-19 pandemic. As the spread of COVID-19 slows down domestically and internationally, and the orders of the PRC operating entities have been growing since December 31, 2020, their business was less impacted by COVID-19. Our total revenues increased by approximately $10.5 million, or 95%, to approximately $21.7 million for the year ended December 31, 2021 from approximately $11.2 million for the year ended December 31, 2020. See “—Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020.”

Due to resurgence of new COVID-19 variants (“2022 Outbreak”), there had been delays in purchase of raw material supplies and deliver products to the customers of the PRC operating entities on a timely basis as a consequence of the travel restrictions. Meanwhile, shipments and customer clearance for the overseas sales were also delayed due to the stricter border control protocols. The situation was eased from mid-June 2022 to November 2022 with certain restrictive measures restored in November and December 2022 responding to a national outbreak.. Our total revenues decreased by approximately $1.4 million, or 7%, to approximately $20.3 million for the year ended December 31, 2022 from approximately $21.7 million for the year ended December 31, 2021. See “—Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021.”

China began to modify its zero-COVID policy in late 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. As a result, there were significant surges of COVID-19 cases in many cities in China during this time, which caused, from December 2022 to January 2023, insufficient production capacity of the PRC operating entities due to a number of employees on sick leave and delays in delivery of raw material supplies and delivery of products to the customers of the PRC operating entities on a timely basis. The PRC operating entities resumed normal operations in February 2023, we have been gradually recovered from the 2022 Outbreak. Although the spread of the COVID-19 appeared to be under control currently, due to the high uncertainty of the evolving situation, we have limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

The PRC operating entities have resumed their efforts on developing offshore markets including planning to open a sales office in the U.S. However, this plan has been delayed or might even be postponed due to the impact of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Management of Hongli Shandong are currently evaluating the feasibility to open a sales office in the U.S. pending the development of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Even though we believe the COVID-19 pandemic is currently under control in China, due to the high uncertainty of the evolving situation, we have limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

We and the PRC operating entities are monitoring the global outbreak and spread of COVID-19 and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, the business (including but not limited to the PRC operating entities’ employees, customers, and other business partners) posed by its spread and the governmental and community reactions thereto. The PRC operating entities continue to assess and update their business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforces healthy and safe. The spread of COVID-19 has caused the PRC operating entities to modify their business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and the PRC operating entities expect to take further actions as may be required or recommended by government authorities or as they determine are in the best interests of their employees, customers and other business partners. The PRC operating entities are also working with their suppliers to understand the existing and future negative impacts, and to take actions in an effort to mitigate such impacts. Due to the speed with which the COVID-19 pandemic is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and a related impact on our financial and operating results.

Results of Operations

We, a Cayman Islands holding company, do not conduct any substantive operations of our own, rather, we consolidate financial results of the VIE through the Contractual Arrangement.

For the Years Ended December 31, 2022 and 2021

The following table summarizes the results of our operations for the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year Ended December 31, 2022	Year Ended December 31, 2021	Amount Increase (Decrease)	% Increase (Decrease)
Revenues, net	$20,283,245	$21,713,138	$(1,429,893)	(7)%
Cost of revenues	13,274,752	14,058,830	(784,078)	(6)%
Gross profit	7,008,493	7,654,308	(645,815)	(8)%
Operating expenses
Selling, general and administrative	4,087,171	3,718,897	368,274	10%
Total operating expenses	4,087,171	3,718,897	368,274	10%

Income from operations	2,921,322	3,935,411	(1,014,089)	(26)%

Other income (expenses)
Other income	601,071	69,466	531,605	765%
Financial expenses	(244,005)	(537,521)	293,516	(55)%
Other expenses	(65,956)	(2,064)	(63,892)	3,096%
Total other income (expenses), net	291,110	(470,119)	761,229	(162)%
Income before income taxes	3,212,432	3,465,292	(252,860)	(7)%
Income tax expense	280,069	263,080	16,989	6%
Net income	$2,932,363	$3,202,212	$(269,849)	(8)%

Revenue

We derive revenues from sales of products in the domestic and overseas markets. The following table presents our revenues by geographical regions.

	For the Years Ended December 31,
	2022		2021
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$15,285,549	75%	$16,844,113	78%	$(1,558,564)	(9)%
Overseas	4,997,696	25%	4,869,025	22%	128,671	3%
Total	$20,283,245	100%	$21,713,138	100%	$(1,429,893)	(7)%

Our total revenues decreased by approximately $1.4 million, or 7%, to approximately $20.3 million for the year ended December 31, 2022 from approximately $21.7 million for the year ended December 31, 2021. The decrease was mainly attributable to (i) a decrease in domestic sales of approximately $1.5 million to approximately $15.3 million for the year ended December 31, 2022 from approximately $16.8 million for the year ended December 31, 2021, which was primarily due to 2022 Outbreak, as there had been delays in purchase of raw material supplies and deliver products to the customers of the PRC operating entities on a timely basis as a consequence of the quarantine and travel restrictions; and partially offset by (ii) a slight increase in overseas sales of approximately $0.1 million to approximately $5.0 million for the year ended December 31, 2022 from approximately $4.9 million for the year ended December 31, 2021, due to the increased orders from our overseas customers.

Cost of revenues

Our cost of revenues consists of cost to manufacture our products, primarily includes the cost to purchase raw materials, direct labor costs and the related depreciation of our production machinery and equipment. Our cost of revenue decreased by approximately $0.8 million, or 6% for the year ended December 31, 2022 as compared to the same period of 2021. The decrease in cost of revenue was in line with the decrease in revenue.

Gross profit

Our gross profit decreased by approximately $0.7 million, or 8%, to approximately $7.0 million for the year ended December 31, 2022 from approximately $7.7 million for the year ended December 31, 2021. As a percentage of revenues, our gross margin decreased slightly to 34.6% for the year ended December 31, 2022 from 35.3% for the year ended December 31, 2021, which was resulted from the increased direct labor costs, which was partially offset by the decreased raw material costs as the steel price dropped during the year ended December 31, 2022.

Selling, general and administrative (“SG&A”) expenses

SG&A expenses primarily consisted of salary expenses and related employee benefits relating to our sales and marketing, finance, legal, human resources and executive office personnel, and included research and development expenses, shipping and handling expenses, depreciation and amortization expenses, office overhead, professional service expenses and travel and transportation costs.

SG&A expenses increased by approximately $0.4 million or 10% from approximately $3.7 million for the year ended December 31, 2021 to approximately $4.1 million for the year ended December 31, 2022. The increase in the SG&A expenses was primarily attributable to (i) an increase in general and administrative expenses; (ii) a decrease in sales and marketing expenses and research and development expenses, which will be discussed in greater detail below.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salary expenses and related employee benefits for sales and marketing personnel, shipping and handling expenses, port and custom clearance costs, storage expense, promotion and marketing expenses and other expenses in associated with sales and marketing activities, which decreased by approximately $45,000 or 7% from approximately $642,000 for the year ended December 31, 2021 to approximately $597,000 for the year ended December 31, 2022. The decrease in sales and marketing expenses was mainly due to (i) a decrease in advertising and business promotion fee of approximately $39,000 for the year ended December 31, 2022 as compared to the same period last year, which was primarily due to the impact of 2022 Outbreak and travel restriction during the year ended December 31, 2022; (ii) a decrease in the shipping and handling expenses of approximately $29,000 to approximately $325,000 for the year ended December 31, 2022 from approximately $354,000 for the year ended December 31, 2021, which was primarily due to the decreased sales, as well as improved efficiency of our transportation and logistics by optimizing transportation route and loading capacity of our transportation vehicle and shipping container; and the decrease was partially offset by (iii) an increase in port and custom clearance costs of approximately $26,000 to approximately $$73,000 for the year ended December 31, 2022 from approximately $47,000 for the year ended December 31, 2021, which was primarily due to the increased oversea sales as well as the increased port and custom clearance charges during the year ended December 31, 2022.

General and administrative expenses

Our general and administrative expenses consist of primarily salary expenses and related employee benefits, repair and maintenance expenses, professional service expenses, depreciation and amortization, travel and entertainment expense, and office supply and other expenses, which increased by approximately $468,000 or 29% from approximately $1,610,000 for the year ended December 31, 2021 to approximately $2,078,000 for the year ended December 31, 2022. The increase in general and administrative expenses was mainly due to (i) an increase in salary expenses and related employee benefits of approximately $268,000 to approximately $941,000 for the year ended December 31, 2022 from approximately $673,000 for the year ended December 31, 2021, which was primarily due to the increased number of headcounts as the new manufacturing factory began production; (ii) an increase in professional service expenses of approximately $69,000 to approximately $444,000 for the year ended December 31, 2022 from approximately $375,000 for the year ended December 31, 2021, which was primarily due to the Company’s effort made towards preparation of our initial public offering; (iii) an increase in transportation expenses of approximately $45,000 to approximately $67,000 for the year ended December 31, 2022 from approximately $22,000 for the year ended December 31, 2021, which was primarily due to increased moving costs incurred when we relocated to the new factory; (iv) an increase in repair and maintenance expenses of approximately $41,000 to approximately $177,000 for the year ended December 31, 2022 from approximately $136,000 for the year ended December 31, 2021, which was primarily due to the increased repair and maintenance costs on our property and equipment when we moved our equipment to the new factory; and (v) an increase in office supply expenses of approximately $35,000 to approximately $47,000 for the year ended December 31, 2022 from approximately $12,000 for the year ended December 31, 2021, which was in line with the increased number of headcounts in order to support our administration activities of our new factory.

Research and development (“R&D”) expenses

Substantially all research and development costs represent the Company’s spending on product development activities. For the years ended December 31, 2022 and 2021, the Company recorded research and development expense of approximately $1,412,000 and $1,467,000, respectively, a slight decrease of approximately $55,000 or 4%.

Our research and development expenses (excluding the impact of foreign currency translation) remained relatively stable with a slight increase by 0.5% for the year ended December 31, 2022 as compared to the same period of last year. However, due to the appreciation of the U.S. dollars against RMB, the average translation rate for the year ended December 31, 2022 and 2021 was at $1=RMB6.7299 and $1=RMB6.4512, respectively, a slight increase of 4.3%.

Other income

Other income was primarily comprised of income from sale of scrapped materials, government subsidies and others, which increased by approximately $532,000 or 765% from approximately $69,000 for the year ended December 31, 2021 to approximately $601,000 for the year ended December 31, 2022. The increase was mainly due to the increased sale of scrapped materials of approximately $517,000 as well increased government subsidies received of approximately $20,000 for the year ended December 31, 2022 as compared to the same period of last year.

Financial expenses

Financial expenses primarily comprised of gain or loss recognized from foreign currency transactions and interest incurred on loans, finance leases and financial liabilities, as well as interest expenses on discounting our notes receivable prior to their maturity. Financial expenses decreased by approximately $294,000 or 55% from approximately $538,000 for the year ended December 31, 2021 to approximately $244,000 for the year ended December 31, 2022. The decrease in financial expenses was mainly due to (i) an increase in gain from foreign currency transactions recognized of approximately $240,000 or 558% from a loss from foreign currency transactions of approximately $43,000 for the year ended December 31, 2021 to a gain from foreign currency transactions of approximately $197,000 for the year ended December 31, 2022; (ii) interest expenses from discounting note receivables decreased by approximately $107,000 or 76% from approximately $141,000 for the year ended December 31, 2021 to approximately $34,000 for the year ended December 31, 2022. The decrease was due to the decreased notes receivable the Company received from the customers of the operating entities, and when the Company cashed in these notes receivable before their maturity dates with the financial institutions when there were capital needs, a discount interest of 1% to 3% was charged by the financial institutions; and the decrease was partially offset by (iii) the increase in interest expenses on loans, finance lease obligation and financing liabilities by approximately $52,000 or 15% from approximately $356,000 for the year ended December 31, 2021 to approximately $408,000 for the year ended December 31, 2022.

Income before income taxes

Our income before income taxes was approximately $3.2 million for the year ended December 31, 2022, a decrease of approximately $0.3 million, or 7%, as compared to approximately $3.5 million for the year ended December 31, 2021.

Income tax expense

Our income tax expense was approximately $0.28 million for the year ended December 31, 2022, compared to approximately $0.26 million for the year ended December 31, 2021, an increase of approximately $0.02 million. The increase in income tax expenses was mainly attributable to the increase in deferred income tax expense which was derived from the timing difference in recognizing the advance payment for professional service fees. The increase was partially offset by the deceased current income tax expense which was due to the decreased taxable income during the year ended December 31, 2022.

Net Income

As a result of foregoing, our net income was approximately $2.9 million, or $0.29 per basic and diluted share for the year ended December 31, 2022, compared to approximately $3.2 million, or $0.32 per basic and diluted share for the same period of 2021.

Foreign Currency Translation

Our principal country of operations is the PRC. The financial position and results of our operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

The spot rate of U.S. Dollar against RMB increased to 6.8983 as of December 31, 2022 from 6.3731 as of December 31, 2021; the average rate increased to 6.7299 for the year ended December 31, 2022 from 6.4512 for the year ended December 31, 2021. As a result of the fluctuation in the foreign currency exchange rate, we have recognized other comprehensive loss of approximately $0.9 million, which resulted from currency translation adjustments.

Comprehensive Income

Our comprehensive income was approximately $2.0 million and $3.4 million for the years ended December 31, 2022 and 2021, respectively, due to reasons discussed above.

For the Years Ended December 31, 2021 and 2020

The following table summarizes the results of our operations for the years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year Ended December 31, 2021	Year Ended December 31, 2020	Amount Increase (Decrease)	% Increase (Decrease)
Revenues, net	$21,713,138	$11,158,820	$10,554,318	95%
Cost of revenues	14,058,830	6,706,303	7,352,527	110%
Gross profit	7,654,308	4,452,517	3,201,791	72%
Operating expenses
Selling, general and administrative	3,718,897	1,983,013	1,735,884	88%
Total operating expenses	3,718,897	1,983,013	1,735,884	88%

Income from operations	3,935,411	2,469,504	1,465,907	59%

Other income (expenses)
Other income	69,466	643,775	(574,309)	(89)%
Financial expenses	(537,521)	(372,546)	(164,975)	44%
Other expenses	(2,064)	(77,296)	75,232	(97)%
Total other income (expenses), net	(470,119)	193,933	(664,052)	(342)%
Income before income taxes	3,465,292	2,663,437	801,855	30%
Income tax expense	263,080	239,496	23,584	10%
Net Income	$3,202,212	$2,423,941	$778,271	32%

Revenue

We derive revenues from sales of products in the domestic and overseas markets. The following table presents our revenues by geographical regions.

	For the Years Ended December 31,
	2021		2020
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$16,844,113	78%	$7,860,794	70%	$8,983,319	114%
Overseas	4,869,025	22%	3,298,026	30%	1,570,999	48%
Total	$21,713,138	100%	$11,158,820	100%	$10,554,318	95%

Our total revenues increased by approximately $10.5 million, or 95%, to approximately $21.7 million for the year ended December 31, 2021 from approximately $11.2 million for the year ended December 31, 2020. The increase was attributed by the facts that (i) during the year ended December 31, 2021, the PRC operating entities completed the research phase for certain orders placed in 2020 and recognized revenue when control of the products was transferred to the customers, (ii) the CRF steel market was very active during 2021 despite the COVID-19 pandemic which drove increased domestic orders; and (iii) some of the existing customers increased their orders with the PRC operating entities. Therefore, with the increase in demand of the products of the PRC operating entities, the PRC operating entities sold approximately 1,932,000 products during the year ended December 31, 2021, an increase of 948,000 products, or 96%, from approximately 984,000 products during the year ended December 31, 2020, which led to a significant increase in our revenue for the year ended December 31, 2021 as compared to the same period last year.

Cost of revenues

Our cost of revenues consists of cost to manufacture our products, primarily includes the cost to purchase raw materials and the related depreciation of our production machinery and equipment. Our cost of revenues increased by approximately $7.4 million or 110% to approximately $14.1 million for the year ended December 31, 2021 from approximately $6.7 million for the year ended December 31, 2020. The increase in cost of revenue was mainly due to increase in revenue. However, the percentage increase in cost of revenue is higher than the percentage increase in revenue, which was mainly due to the significant increased steel price for the year ended December 31, 2021.

Gross profit

Our gross profit increased by approximately $3.2 million, or 72%, to approximately $7.7 million for the year ended December 31, 2021 from approximately $4.5 million for the year ended December 31, 2020, which was due to the increase in revenue. As a percentage of revenues, our gross margin decreased to 35.3% for the year ended December 31, 2021 from 39.9% for the year ended December 31, 2020 as a result of the significant increase in steel price as mentioned above.

Selling, general and administrative (“SG&A”) expenses

SG&A expenses primarily consisted of salary expenses and related employee benefits relating to our sales and marketing, finance, legal, human resources and executive office personnel, and included research and development expenses, shipping and handling expenses, depreciation and amortization expenses, office overhead, professional service expenses and travel and transportation costs.

SG&A expenses increased by approximately $1.7 million or 88% from approximately $2.0 million for the year ended December 31, 2020 to approximately $3.7 million for the year ended December 31, 2021. The increase in the SG&A expenses was primarily attributable to (i) the increase of the sales and marketing expense; (ii) the increase in the general and administrative expenses; and (iii) the increase in our R&D expenses, which will be discussed in greater detail below.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salary expenses and related employee benefits for sales and marketing personnel, shipping and handling expenses, port and custom clearance costs, storage expense, promotion and marketing expenses and other expenses in associated with sales and marketing activities, which increased by approximately $350,000 or 120% from approximately $292,000 for the year ended December 31, 2020 to approximately $642,000 for the year ended December 31, 2021. The increase in sales and marketing expenses was mainly due to (i) the increase in our shipping and handling of approximately $150,000 to approximately $354,000 for the year ended December 31, 2021 from approximately $204,000 for the year ended December 31, 2020, which was primarily due to the increase in our sales; (ii) the increase in our salary expenses and related employee benefits of approximately $115,000 to approximately $125,000 for the year ended December 31, 2021 from approximately $10,000 for the year ended December 31, 2020, which was primarily due to increased number of headcounts as well as the salary increment. The increase was also due to increased commission payments given to the sales personnel as a result of the increase in our revenue; (iii) the increase in our port and custom clearance costs of approximately $31,000 to approximately $47,000 for the year ended December 31, 2021 from approximately $16,000 for the year ended December 31, 2020, which was primarily due to the increased in our oversea revenue as well as the increased port and custom clearance charges during the year ended December 31, 2021; and (iv) the increase in our storage and logistic costs of approximately $27,000 to approximately $31,000 for the year ended December 31, 2021 from approximately $4,000 for the year ended December 31, 2020. One of the customers of the PRC operating entities requires for delivery of products on a daily basis, in order to satisfy their customer’s daily demand and save the transportation cost, the PRC operating entities deliver their products in batch to a third-party logistic operator and this third-party logistic operator will deliver the products to the customer based on customer’s demand daily. As the sales order from this customer increased during the year ended December 31, 2021, storage and logistic costs increased accordingly as compared to the same period last year.

General and administrative expenses

Our general and administrative expenses consist of primarily salary expenses and related employee benefits, repair and maintenance expenses, professional service expenses, depreciation and amortization, travel and entertainment expense, and office supply and other expenses, which increased by approximately $563,000 or 54% from approximately $1,047,000 for the year ended December 31, 2020 to approximately $1,610,000 for the year ended December 31, 2021. The increase in general and administrative expenses was mainly due to (i) the increase in our salary expenses and related employee benefits of approximately $334,000 to approximately $673,000 for the year ended December 31, 2021 from approximately $339,000 for the year ended December 31, 2020, which was primarily due to the increased number of headcounts as well as the salary increment; (ii) the increase in our repair and maintenance expenses of approximately $122,000 to approximately $136,000 for the year ended December 31, 2021 from approximately $14,000 for the year ended December 31, 2020, which was primarily due to the increased repair and maintenance costs on our property and equipment; and (iii) the increase in our professional service expenses of approximately $86,000 to approximately $375,000 for the year ended December 31, 2021 from approximately $289,000 for the year ended December 31, 2020, which was primarily due to our effort made towards preparation of our initial public offering in 2021.

Research and development (“R&D”) expenses

Substantially all research and development costs represent the Company’s spending on product development activities. For the years ended December 31, 2021 and 2020, the Company recorded research and development expense of approximately $1,467,000 and $644,000, respectively, an increase of approximately $823,000 or 128%.

The increase in our R&D expenses is primarily attributable to the increase of our R&D activity towards product prototype development. As the PRC operating entities manufacture a customized product for their customers, the PRC operating entities commence product R&D before some of the new customization can be finalized. For the year ended December 31, 2021, the PRC operating entities have developed 911 prototypes, an increase of 359, from 552 prototypes developed for the year ended December 31, 2020. In conducting these R&D activities, we incurred approximately $859,000 in material cost in the year ended December 31, 2021, an increase of approximately $537,000 material cost as compared to the amount incurred for the year ended December 31, 2020. In addition, we also incurred approximately $347,000 in labor costs for the year ended December 31, 2021, an increase of $184,000 as compared to the amount incurred for the year ended December 31, 2020.

Other income

Other income was primarily comprised of income from sale of scrapped materials, government subsidies and others, which decreased by approximately $574,000 or 89% from approximately $644,000 for the year ended December 31, 2020 to approximately $70,000 for the year ended December 31, 2021. The decrease was mainly due to the decreased government subsidies, as we received tax subsidy of approximately $0.5 million during the year ended December 31, 2020, however, no such tax subsidy was received during the year ended December 31, 2021.

Financial expenses

Financial expenses primarily comprised of gain or loss recognized from foreign currency transactions and interest incurred on short-term loans, finance leases and financial liabilities, as well as interest expenses on discounting our notes receivable prior to their maturity. Financial expenses increased by approximately $165,000 or 44% from approximately $373,000 for the year ended December 31, 2020 to approximately $538,000 for the year ended December 31, 2021. The increase in financial expenses was mainly due to (i) interest expenses from discounting note receivables increased by approximately $127,000 or 907% from approximately $14,000 for the year ended December 31, 2020 to approximately $141,000 for the year ended December 31, 2021. The increase was due to the increased notes receivable we received from the customers of the operating entities, and when we cashed in these notes receivable before their maturity dates with the financial institutions when there were capital needs, a discount interest of 1% to 3% was charged by the financial institutions; (ii) interest expenses on short-term loans, finance lease obligation and financing liabilities increased by approximately $98,000 or 38% from approximately $258,000 for the year ended December 31, 2020 to approximately $356,000 for the year ended December 31, 2021, which was in line with increased amount of outstanding balances of short-term borrowings, finance lease obligation and financing liabilities we carried during the year ended December 31, 2021 as compared to the same period last year. We maintained our level of debt financing as we believe that under the global low interest rate environment for borrowing, utilizing additional capital for the development of our businesses may be beneficial to the Company as well as to our shareholders; and (iii) the increase was partially offset by the decrease in loss from foreign currency transactions recognized by approximately $59,000 or 58% from approximately $102,000 for the year ended December 31, 2020 to approximately $43,000 for the year ended December 31, 2021.

Other expenses

Other expenses were primarily comprised of loss on disposals of property and equipment, penalties, donation and others, which decreased by approximately $75,000 or 97% from approximately $77,000 for the year ended December 31, 2020 to approximately $2,000 for the year ended December 31, 2021. The decrease was mainly due to the loss on disposals of property and equipment of approximately $77,000 for the year ended December 31, 2020.

Income before income taxes

Our income before income taxes was approximately $3.5 million for the year ended December 31, 2021, an increase of 30%, as compared to $2.7 million for the year ended December 31, 2020.

Income tax expense

Our income tax expense was approximately $0.26 million for the year ended December 31, 2021, compared to approximately $0.24 million for the year ended December 31, 2020, an increase of approximately $0.02 million. The increase in income tax expenses was in line with the increase in net income before income tax.

Net Income

As a result of foregoing, our net income was approximately $3.2 million for the year ended December 31, 2021, an increase of $0.8 million from $2.4 million for the year ended December 31, 2020.

Foreign Currency Translation

Our principal country of operations is the PRC. The financial position and results of our operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

The spot rate of U.S. Dollar against RMB decreased to 6.3731 as of December 31, 2021 from 6.5378 as of December 31, 2020; the average rate decreased to 6.4512 for the year ended December 31, 2021 from 6.9003 for the year ended December 31, 2020. As a result of the fluctuation in the foreign currency exchange rate, we have recognized other comprehensive income of approximately $0.2 million, which resulted from currency translation adjustments.

Comprehensive Income

Our comprehensive income was approximately $3.4 million and $2.9 million for the years ended December 31, 2021 and 2020, respectively, due to reasons discussed above.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to our consolidated financial statements appearing elsewhere in this report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Revenue Recognition

The Company has adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented. Under ASC 606, the Company recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Company expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. Revenue is recognized net of value-added tax.

The Company’s revenue is principally derived from sales of products in domestic and overseas markets. Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the products have been transferred to the customers, which generally occurs upon shipment for overseas customers and acceptance for domestic customers based on the terms of the sales contracts.

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for selling products to customers. The Company does not offer or agree on terms that result in variable consideration during the periods presented. Amounts billed and due from customers are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due. The Company does not grant payment terms greater than one year. Additionally, the Company does not offer promotional payments, customer coupons, rebates or other cash redemptions offers to its customers.

The Company does not have any contract asset. Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2022 and 2021, the Company recorded contract liabilities, included in accrued expenses and other payables, of $57,906 and $169,087, respectively. The Company recognized $124,687, $16,127 and $36,026 of beginning contract liabilities as revenue for the years ended December 31, 2022, 2021 and 2020, respectively. The Company is expected to recognize the December 31, 2022’s ending contract liabilities of $57,906 during the year ended December 31, 2023 as revenues.

The Company’s net revenue segregated by geographic regions is as follows:

	For the Years Ended December 31,
	2022	2021	2020
PRC	$15,285,549	$16,844,113	$7,860,794
Overseas	4,997,696	4,869,025	3,298,026
Total	$20,283,245	$21,713,138	$11,158,820

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventory write-down, useful lives of property, plant and equipment and intangible assets, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

Lease Commitments

The Company has adopted the new lease standard, ASC 842, Leases (Topic 842) for all periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheets for any new or existing lease arrangements with lease terms of twelve months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes optional renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the ROU asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into a sale and leaseback transaction which qualified as failed sale and leaseback transaction as the Company has a purchase obligation to acquire the machinery at the end of the lease term. The asset has been included in the property, plant and equipment, and the amortization is computed based on the shorter of the financing terms or the estimated useful life.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred. Gain (loss) from foreign currency transactions recognized and included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2022, 2021 and 2020, amounted to approximately $197,000, $(43,000) and $(102,000), respectively.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31, 2022	December 31, 2021	December 31, 2020
Year-end spot rate	US$1 = 6.8983 RMB	US$1 = 6.3731 RMB	US$1 = 6.5378 RMB
Average rate	US$1 = 6.7299 RMB	US$1 = 6.4512 RMB	US$1 = 6.9003 RMB

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company has adopted this ASU starting January 1, 2020. The adoption did not pose material impact to the Company’s financial presentation.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for fiscal years beginning after December 15, 2020 and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Company has adopted this ASU starting January 1, 2021. The adoption did not pose material impact to the Company’s financial presentation.

B.	Liquidity and capital resources

PRC implements strict foreign exchange control policies. The main regulation of PRC’s foreign exchange control is the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. For the foreign exchange payments under current account items, under existing PRC foreign exchange regulations, such as the Foreign Exchange Administration Regulations; the Guidelines on Foreign Exchange Business under Current Account (Edition 2020), which was promulgated by SAFE and became effective on August 28, 2020; the Supplementary Announcement of State Taxation Administration and State Administration of Foreign Exchange on Issues Relating to Tax Filing for Outbound Payments under Trade in Services and Other Items, which was promulgated by State Administration of Taxation and SAFE and became effective on June 29, 2021, it shall be based on true and legitimate transactions. For a single transaction of payments which exceeds $50,000, domestic institutions shall complete the tax record-filing formalities prior to making the first foreign exchange payment, and before the bank making payment, the bank shall review the documentation including the relevant contracts, settlement list and the electronic tax record-filing form. The foreign exchange payment under current account times is made legitimately only if the formalities of tax filing are completed by the domestic institutions and the documentation review is completed by the bank.

There are no regulatory restrictions with regards to cash transfers in RMB between the entities in China, however, cash transfer, if any, between the PRC entities and/or Hongli WFOE, is subject to reasonable business purpose, relevant management approval and applicable internal control procedures and booking, and with respect to Hongli WFOE and Hongli Shandong, pursuant to Contractual Arrangements.

We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if Hongli WFOE and Hongli Shandong incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. If either Hongli WFOE, Hongli HK or the VIE is unable to distribute dividends or make payments directly or indirectly to Hongli Cayman, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a mainland China tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to mainland China withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from Hongli Shandong to Hongli WFOE, pursuant to Contractual Arrangements between them, and the distribution of such payments to Hongli HK as dividends from Hongli WFOE. Certain payments from the VIE, Hongli Shandong, to Hongli WFOE are subject to PRC taxes, including business taxes and VAT.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland China project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the mainland China project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower mainland China withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by Hongli WFOE to its immediate holding company, Hongli HK. As of the date of this Annual Report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Hongli HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to Hongli HK. See “Risk Factors — Risks Related to Doing Business in China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Hongli WFOE, and dividends payable by Hongli WFOE to Hongli HK may not qualify to enjoy certain treaty benefits.”

Any transfer of funds by the holding company to the PRC operating entities, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in mainland China. Any foreign loans procured by the PRC operating entities and Hongli WFOE is required to be registered with SAFE or its local branches or satisfy relevant requirements, and Hongli WFOE may not procure foreign loans which exceed the difference between their respective total project investment amount and registered capital or 2.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of Hongli WFOE, and the VIE may not procure foreign loans which exceed 2.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of the VIE. According to the relevant PRC regulations on foreign-invested enterprises in mainland China, capital contributions to the PRC operating entities are subject to the filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

Additionally, pursuant to the exclusive business cooperation and management agreement between Hongli WFOE and Hongli Shandong, Hongli WFOE has the full and exclusive right to manage all cash flow and assets of Hongli Shandong and to administrate the financial affairs and daily operation of Hongli Shandong. There are no terms in the Contractual Arrangements that may restrict the transfer of funds between Hongli Shandong and Hongli WFOE.

On March 31, 2023, we closed our offering of 2,062,500 Ordinary Shares at a public offering price of $4.00 per share for total gross proceeds of $8.25 million before deducting underwriting discounts and offering expenses. Net proceeds of our offering were approximately $7.2 million. In addition, we granted the underwriters a 45-day option to purchase up to an additional 309,375 Ordinary Shares at the public offering price. On May 2, 2023, the underwriter exercised the over-allotment option in full for total gross proceeds of $1,237,500 before deducting underwriting discounts and commissions. Net proceeds of our over-allotment option were approximately $1.1 million. Our Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “HLP” on March 29, 2023.

As the date of this report, all the net proceeds of approximately $8.3 million (including exercise of over-allotment options) had been transferred from Hongli Cayman to Hongli HK, and Hongli HK, via the WOFE, further transferred cash of approximately $7.2 million to Hongli Shandong. We have used $5 million of the proceeds to repay the bank loan from Bank of Weifang in connection with the Expansion Plan, and plan to use up to 30% of the proceeds of our initial public offering to pay for a portion of the remaining Yingxuan Assets.

As of December 31, 2021, we had cash and cash equivalents of approximately $0.5 million, and our current assets were approximately $11.4 million, and our current liabilities were approximately $9.7 million. Total shareholders’ equity as of December 31, 2021 was approximately $11.5 million. As of December 31, 2022, we had cash and cash equivalents of approximately $2.1 million, and our current assets were approximately $14.1 million, and our current liabilities were approximately $12.4 million. Total shareholders’ equity as of December 31, 2022 was approximately $13.5 million. Substantially all of our current operations are conducted in the PRC and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. Substantially all of our cash and cash equivalents were held by the Company in the PRC.

In assessing our liquidity, we monitor and analyze our cash on hand and held in the bank, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings, additional capital contributions from shareholders, as well as the proceeds we received from the IPO. For the years ended December 31, 2022, 2021 and 2020, we had (incurred) positive cash flow of approximately $2.5 million, $1.1 million and $3.0 million from operations, respectively. Our working capital requirements are affected by the efficiency of the PRC operating entities’ operations, the numerical volume and dollar value of their sales contracts, the progress or execution on their customer contracts, and the timing of accounts receivable collections. Historically, the PRC operating entities had been using their historical funds to optimize our sales and production and the PRC operating entities had been generating positive cash flows from their business for their ordinary course of operations. In order to further grow and expand the business, the PRC operating entities are seeking bank loans and equity financing to fund and execute their Expansion Plan, and there can be no assurance that the PRC operating entities will possess or be able to secure the bank loans to meet these payment obligations under the Expansion Plan when they become due. See “Risk Factors — Our indebtedness to lenders and other creditors is significant and if we encounter demands for payment that we cannot meet, it could have adverse consequences for our business and future prospects.”

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2022	2021	2020
Net cash provided by operating activities	$2,493,024	$1,139,648	$2,979,086
Net cash used in investing activities	(11,670,592)	(3,051,348)	(2,011,864)
Net cash provided by financing activities	10,841,222	983,364	108,213
Net increase (decrease) in cash and cash equivalents	1,582,577	(902,647)	1,153,265
Cash and cash equivalents at beginning of the year	531,462	1,434,109	280,844
Cash and cash equivalents at end of the year	2,114,039	531,462	1,434,109

Operating Activities

Net cash provided by operating activities was approximately $2.5 million for the year ended December 31, 2022, including net income of approximately $2.9 million, adjusted for non-cash items of approximately $0.7 million and negative changes in operating assets and liabilities of approximately $1.1 million. The changes in operating assets and liabilities mainly included an increase in accounts receivable of approximately $2.9 million, a decrease in notes receivable of approximately $0.5 million, an increase in accounts payable of approximately $0.5 million and an increase in accrued expenses and other payables of approximately $0.3 million.

Net cash provided by operating activities was approximately $1.1 million for the year ended December 31, 2021, including net income of approximately $3.2 million, adjusted for non-cash items of approximately $0.7 million and negative changes in operating assets and liabilities of approximately $2.8 million. The changes in operating assets and liabilities mainly included an increase in accounts receivable of approximately $1.8 million, an increase in notes receivable of approximately $0.3 million, an increase in inventory of approximately $1.5 million, an increase in prepaid expenses and other current assets of approximately $0.7 million, an increase in accounts payable of approximately $1.4 million.

Net cash provided by operating activities was approximately $3.0 million for the year ended December 31, 2020, including net income of approximately $2.4 million, adjusted for non-cash items of approximately $0.8 million and negative changes in operating assets and liabilities of approximately $0.2 million. The changes in operating assets and liabilities mainly included an increase in accounts receivable of approximately $0.6 million, an increase in inventory of approximately $0.4 million, an increase in other assets of approximately $0.1 million, a decrease in notes receivable of approximately $0.7 million and an increase in accounts payable of approximately $0.4 million.

Investing Activities

Net cash used in investing activities was approximately $11.7 million for the year ended December 31, 2022, which were primarily the result of payment made to acquire property and equipment of approximately $5.1 million, payment made to acquire intangible assets of approximately $4.4 million and prepayments made for purchase of Yingxuan Assets of approximately $3.6 million, which was partially offset by the security deposit received for sales of properties of approximately $1.5 million.

Net cash used in investing activities was approximately $3.1 million for the year ended December 31, 2021, which were primarily the result of prepayments made for purchase of Yingxuan Assets of approximately $2.0 million and payment made to acquire property and equipment of approximately $1.0 million.

Net cash used in investing activities was approximately $2.0 million for the year ended December 31, 2020, which were primarily the result of prepayments made for purchase of Yingxuan Assets of approximately $1.4 million and payment made to acquire property and equipment of approximately $0.6 million.

Financing Activities

Net cash provided by financing activities was approximately $10.8 million for the year ended December 31, 2022, which were primarily the result of borrowings from long term loans of approximately $10.4 million and borrowings from short term loans of approximately $6.7 million, which was partially offset by the repayments of short-term loans of approximately $5.9 million during the year ended December 31, 2022.

Net cash provided by financing activities was approximately $1.0 million for the year ended December 31, 2021, which were primarily the result of borrowings from short term loans of approximately $5.9 million, proceeds from financing liabilities of approximately $0.5 million, which was partially offset by the repayments of short term loans of approximately $4.2 million, and payments for financing liabilities and finance leases obligation of approximately $0.9 million during the year ended December 31, 2021.

Net cash provided by financing activities was approximately $0.1 million for the year ended December 31, 2020, which were primarily the result of advances received from related parties of approximately $5.4 million, repayments made to related parties of approximately $5.0 million, payments made for finance lease obligation and financing liabilities of approximately $0.2 million and payment made for offering costs of approximately $0.2 million. We also borrowed approximately $3.8 million of short term loans, and made repayment of approximately $3.8 million to the outstanding short term loans.

Loans, Guarantees and Pledges

Loans represent amounts due to various banks and financial institution on scheduled payment dates set out in the loan agreements. These loans are secured by pledge or guarantees and are classified as short term or long term based on their maturities. Substantially all of the loans are used for the purchase of raw materials. Substantially all outstanding loans as of December 31, 2022 and 2021 were guaranteed by the CEO, the family members of the CEO, companies owned by those family members, and certain third-party companies.

As of December 31, 2022, short term loans and long-term loan, and third party and related party companies, personal guarantees and pledges provided for the outstanding loans were as follows:

Lender	As of December 31, 2022
Short-term loan
Rural Commercial Bank of Shandong	$2,754,301	Secured by guarantees provided by the CEO, his family members, a company controlled by family members of the CEO, and pledge of the Company’s buildings and patents
Postal Savings Bank of China	724,816	Jointly borrowed together with the CEO’s family members and secured by pledge of the Company’s patents
Industrial and Commercial Bank of China	652,335	Secured by guarantees provided by the CEO’s family members
Shandong Heavy Industry Group Finance Co., Ltd.	1,159,706	Pledged of the Company accounts receivable
Bank of Beijing	434,890	Secured by guarantees provided by the CEO and his family member
Zheshang Bank	289,927	Secured by guarantees provided by the CEO’s family members
Total	$6,015,975

Long-term loan
Bank of Weifang	$10,147,428	Secured by guarantees provided by the CEO, his family members and a third-party company, and pledge of the Company’s properties and land use rights
	$10,147,428

Existing Commitment under Expansion Plan

As of December 31, 2022, the Company’s existing commitment under Expansion Plan was as follows:

Projects	Total	Installments	Payment Schedule	Source of Funds	Status	Notes
Yingxuan Assets (1)	$18.12 million	$2.17 million	Deposit	Working capital	Paid	As of December 31, 2022, the total unpaid installments are $2.23 million (approximately RMB 15.4 million ).
		$7.54 million	December 31, 2021	Working capital and bank loan	Paid
		$6.81 million	December 31, 2022	Bank loan and proceeds from our initial public offering	$6.18 million has been paid
		$1.60 million	December 31, 2023	Proceeds from our initial public offering	Not yet paid
New facilities	$1.45 million	$1.42 million	Paid	Working capital	Paid
		$0.03 million	June, 2023	Working capital	Not yet paid
Facility finance leasing	$1.55 million	$1.17 million	Paid	Working capital	Paid
		$0.33 million	December 31, 2023	Working capital	Not yet paid
		0.05 million	October, 2024	Working capital	Not yet paid

(1) The information set forth herein reflects the status of Yingxuan Assets as of December 31, 2022 based on the original asset transfer agreements signed in January 2021, and does not reflect modifications provided in the supplementary agreement dated May 5, 2023. See below “(i) Yingxuan Assets” for updated information as of the date hereof.

(i) Yingxuan Assets

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, buildings, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately RMB 125.0 million (approximately $18.1 million). During the year ended December 31, 2021, Hongli Shandong paid the deposit of RMB 15.0 million (approximately $2.2 million) from its working capital.

Following the signing of the letter of intent, in January 2021, Hongli Shandong signed asset transfer agreements with Yingxuan regarding the acquisition of the Yingxuan Assets. Pursuant to the asset transfer agreements, Hongli Shandong agreed to pay total acquisition price in installments including RMB 52.0 million (approximately $7.5 million) payable by end of 2021, RMB 47.0 million (approximately $6.8 million) payable by end of 2022 and RMB 11.0 million (approximately $1.6 million) payable by end of 2023. The installments bear an annual interest of 7%. However, as mutually agreed, Hongli Shandong did not pay the agreed installment in fiscal year 2021 due to the delay of the acquisition of Yingxuan Assets, and Hongli Shandong made a prepayment of RMB 7.8 million (approximately $1.1 million) for the year ended December 31, 2021. The title of use rights of two parcels of industrial land, buildings, facilities and infrastructure for consideration of approximately RMB 85.2 million (approximately $12.4 million) were transferred to Hongli Shandong on June 13, 2022.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement with Yingxuan. Based on the mutual agreement between Hongli Shandong and Yingxuan, the annual interest of 7% was waived as the transfer of Yingxuan Assets was delayed due to impact of the COVID-19 pandemic and the total consideration was adjusted to RMB 151.4 million (approximately $21.9 million) given effect of the demolition compensation to be assigned to Hongli Shandong. Meanwhile, both parties also agreed that the demolition compensation to be reimbursed by the local government in relation to Yingxuan Assets will belong to Hongli Shandong.

As of December 31, 2022, Hongli Shandong paid a total of approximately RMB 109.6 million (approximately $15.9 million). As of the date hereof, the remaining balance of the purchase of Yingxuan Asset is approximately RMB 41.8 million (approximately $6.0 million).  Pursuant to the supplement agreement, the legal title of the remaining Yingxuan Assets will be transferred to Hongli Shandong within 30 days upon the payment of the remaining RMB 41.8 million (approximately $6.0 million) to Yingxuan.

(ii) New production facilities

As of December 31, 2022, Hongli Shandong had purchased a total of 147 pieces of facilities for these workshops, for a total amount of $1.45 million (RMB 10.0 million). Hongli Shandong has made full payments for 138 pieces of these facilities for $1.28 million (RMB 8.8 million) and partial payments for 9 pieces of these facilities for $0.14 million (RMB 1.0 million). The remaining payments of $0.03 million (RMB 0.2 million) are expected to be fully paid by using the deposit of Hongli Shandong’s working capital by June 2023.

(iii) Facility finance leasing

Hongli Shandong entered into several finance leasing agreements to lease several facilities with a total of amount of $1.55 million (RMB 10.7 million) for terms range from 13 months to 36 months. As of December 31, 2022, Hongli Shandong has made payments of $1.17 million (RMB 8.1 million) for the leased facilities by using its working capital. The remaining payment of $0.38 million (RMB 2.6 million) are expected to be fully paid by using the Hongli Shandong’s working capital by October 2024.

C.	Research and development, Patents and License, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2022, 2021 and 2020, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F.	Tabular Disclosure of Contractual Obligations

Lease commitments

Finance Lease

The Company acquired certain machineries on finance lease. The amortization of the finance lease asset was approximately $11,000, $116,000 and $163,000 for the years ended December 31, 2022, 2021 and 2020, respectively. The amortization of finance lease asset is included in depreciation and amortization expense. The interest expense on finance lease was approximately $29,000, $20,000 and $10,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

The future minimum lease payments under non-cancelable leases as of December 31, 2022 are as follows:

Finance Lease Payments
2023	$326,081
2024	47,186
Total	$373,267
Less imputed interest	(10,864)
Total capital lease obligation	362,403
Less: current obligation	315,780
Long-term lease obligation	$46,623

Failed sale and leaseback

For the years ended December 31, 2022 and 2021, the Company entered into three sale and leaseback agreements for a 2-year lease of four machineries. The lease agreement offers the Company a bargain purchase option to purchase the machineries at the end of lease term for RMB100. The management evaluated the carrying amount of the underlying assets at the end of lease term and their difference between the bargain purchase consideration, and concluded that the Company is reasonably certain to exercise the bargain purchase option. This qualifies the leases as failed sale and leaseback transactions and the Company accounts for leases as financing transactions. One machinery leased pursuant to such sale and leaseback agreement entered in November 2021 is associated with the new production facilities for the workshops under the Expansion Plan. See “Business of the PRC Operating Entities — Expansion Plan.”

The related current portion financing liabilities as of December 31, 2022 and 2021 of $245,532 and $175,428, respectively, are included in accrued expenses and other payables. The non-current portion of $42,220 and $378,799 as of December 31, 2022 and 2021, respectively, are presented as long-term payables on the accompanying consolidated balance sheets.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is Beisanli Street, Economic Development Zone Changle County, Weifang Shandong, China 262400.

Name	Age	Position(s)
Jie Liu	35	Chief Executive Officer, Director and Chairman
Yachun (Daisy) Wang	37	Chief Financial Officer
Chenlong Yang (1)	33	Independent Director
Qian (Hebe) Xu (2)	40	Independent Director
Yizhao Zhang (3)	51	Independent Director

(1)	Chair of the Compensation Committee.

(2)	Chair of the Nominating and Corporate Governance Committee.

(3)	Chair of the Audit Committee financial expert.

Jie Liu, is the Chief Executive Officer (“CEO”) and Chairman of the Board of Hongli Cayman. He has been working at Hongli Shandong for more than 10 years. He has served as the manager of Hongli Shandong from November 2016 to present. From September 2014 to October 2016, he worked as the vice manager of Hongli Shandong. He was working as the production manager from August 2013 to August 2014, the technique manager from October 2011 to August 2013, and the sales managers from October 2009 to October 2011 at Hongli Shandong. Mr. Liu holds a bachelor’s degree in business administration from Nanjing Artillery Academy in July 2009.

Yachun (Daisy) Wang, is the Chief Financial Officer (“CFO”) of Hongli Cayman. Since January 2019, Ms. Wang has served as the founding partner at Jiangsu Zhengzhe Financial Management & Consulting Co., Ltd., a consulting company providing multiple consulting services, including but not limited to U.S. IPO consulting and financial services, M&A financial consulting, audit and tax services. From January 2012 to December 2018, Ms. Wang worked at Brook & Partners CPAs LLP (Beijing office) (“B&P”), an UK-based consulting firm, where she first served at the project manager until 2014 and later as the business partner until 2018. During her stay at B&P, Ms. Wang provided pre-auditing services for companies to be listed overseas, assisted in preparing financial reporting services in accordance with US Generally Accepted Accounting Principles (“U.S. GAAP”) or International Financial Reporting Standards (“IFRS”), as well as provided internal control & risk advisory services. From January 2011 to December 2011, Ms. Wang served as the project manager at the consulting division of Ruihua CPA, in charge of preparing financial reporting services pursuant to U.S. GAAP or IFRS, and assisting with internal control & risk advisory services. From June 2008 to December 2010, Ms. Wang served as the audit project manager at Marzars (Shanghai) Co., Ltd. (Beijing branch), a branch of Mazars Group, an international audit, tax and advisory firm, where she was responsible for annual audit, tax audit, financial consulting services for foreign-owned enterprises. Ms. Wang received her bachelor degree of accounting from Hunan Agricultural University in 2008 in China. Ms. Wang’s qualifications to serve as Chief Financial Officer include her deep understanding of the compliance requirements of public companies, rich experience in accounting and auditing and her deep knowledge of U.S. GAAP and IFRS.

Chenglong Yang, Independent Director. Mr. Yang has served as the managing partner at Weidi (Shanghai) Investment Co., Ltd., which engages in early-stage equity investment, mergers and acquisitions (“M&A”), equity consulting services since March 2019. From June 2016 to November 2018, Mr. Yang served as the senior investment manager at ZHJ Group, managing various funds and venture capital investment. Mr. Yang received his Bachelor’s degree in Business Administration from California State University, Chico in 2014.

Yizhao Zhang, Independent Director. Mr. Zhang has more than 10 years’ experience in financial management. From June 2017 to July 2021, Mr. Zhang served as an independent director at XT Energy Group, Inc. (OTC: XTEG), a company engaged in a variety of energy-related businesses in China. From December 2009 to July 2021, Mr. Zhang served as an independent director at Kaisa Group Holdings LTD. (HKSE: 1638), a China-based integrated property developer. From August 2009 to July 2021, Mr. Zhang served as an independent director at China Carbon Graphite Group, Inc. (OTC: CHGI), engaged in the research and development, rework and sales of graphene and graphene oxide and graphite bipolar plates in China. He is a Certified Public Accountant of the State of Delaware, and a member of the American Institute of Certified Public Accountants. He also has the Chartered Global Management Accountant designation. Mr. Zhang received his Bachelor’s degree in Economics from Fudan University, Shanghai in 1992 and an MBA degree from State University of New York, University at Buffalo in 2003.

Qian (Hebe) Xu, Independent Director. Ms. Xu has more than 10 years’ experience in the financial markets as an investment banker, specializing in US-China cross border transactions. Since October 2018, Ms. Xu has served as the founder of HB International Consulting LLC, a firm providing business consulting and financial advisory services. From November 2008 to October 2018, Ms. Xu worked at TriPoint Global Equities LLC (“TriPoint”), an investment banking firm, as an analyst (November 2008 to April 2013), the vice president of investment banking (from April 2013 to May 2017) and the senior vice president (from May 2017 to October 2018), leading effort of the US-China cross border investment, mergers & acquisitions, and initial public offerings. Ms. Xu received her Bachelor’s degree in Telecommunication Engineering from Sun Yat-Sen (Zhongshan) University in 2004 and a Master’s degree in Economics from New York University in 2009.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Limitation on Liability and Other Indemnification Matters

The Companies Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid to the officers, directors and the executive officers of Hongli Shandong for the fiscal year ended December 31, 2022.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Jie Liu(1)	2022	$28,529	—	$—	$28,529
Yachun (Daisy) Wang(2)	2022	$37,459	—	$—	$37,459
Hongyu Hao(3)	2022	$28,321	—	$—	$28,321
Shufa Liu(4)	2022	$18,263	—	$—	$18,263
Yuanqing Liu(5)	2022	$28,529	—	$—	$28,529
Huimin Lv(6)	2022	$18,668	—	$—	$18,668
Ronglan Sun(7)	2022	$28,529	—	$—	$28,529

(1)	Appointed as the CEO and Chairman effective as of June 2021.
(2)	Appointed as the CFO effective as of June 2021.
(3)	Vice President of Purchase Department of Hongli Shandong.
(4)	Vice President of R&D Department of Hongli Shandong.
(5)	The Founder and Legal Representative of Hongli Shandong.
(6)	Vice President of Human Resources & Administration of Hongli Shandong and CEO Assistance.
(7)	The Director of the Board of Hongli Shandong.

We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our subsidiaries and the PRC operating entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund. As of the date hereof, we have not issued any options, shares or other equity awards to our officers, directors or employees and we do not intend to issue any compensation awards in conjunction with the completion of the initial offering under our 2022 Share Compensation Plan. For compensation share and option grants to our officers and directors, see “2022 Share Compensation Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, we agree to employ each of our executive officers for a specified time period, which may be automatically renewed for successive 1 year unless either party gives the other party a written notice to terminate the agreement three months prior to the expiration of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insider Participation Concerning Executive Compensation

Our CEO, Mr. Jie Liu, has been making all determinations regarding executive officer compensation from the inception of our Company. Our Compensation Committee is making all determination regarding executive officer compensation (please see below).

2022 Share Compensation Plan (the “2022 Plan”)

We have adopted a 2022 Share Compensation Plan (the “Plan”). The Plan provides for discretionary grants of Awards (as defined in the Plan) to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. No grants have been made under the plan as of the date hereof. Further, we do not intend to grant any equity Awards under the Plan in conjunction with the closing of the initial offering.

The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration

The Plan is administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Ordinary Shares

The number of Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 120,625 Ordinary Shares (or up to 123,718 Ordinary Shares if the underwriters fully exercise the over-allotment option) (1% of the total issued and outstanding Ordinary Shares immediately after the consummation of the initial offering) and (ii) on each January 1, starting with January 1, 2022 until December 31, 2027, an additional number of Ordinary Shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by the Committee, subject in all cases to adjustment as provided in. If an Award (or any portion thereof) (as described in the Plan) terminates, expires or lapses or is cancelled for any reason, any Ordinary Shares subject to the Award (or such portion thereof) shall again be available for the grant of an Award pursuant to the Plan (unless the Plan has terminated). If any Award (in whole or in part) is settled in cash or other property in lieu of Ordinary Shares, then the number of Ordinary Shares subject to such Award (or such part) shall again be available for grant pursuant to the Plan. Ordinary Shares that have actually been issued under the Plan, pursuant to Awards under the Plan shall not be returned to the Plan and shall not cause the number of Ordinary Shares available to be subject to Awards under the Plan to be increased. Subject to any required action by the shareholders of the Company, the number of Ordinary Shares covered by each outstanding Award, the number of Ordinary Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, and the number of Ordinary Shares subject to grant as Incentive Stock Options (as described in the Plan), as well as the price per Ordinary Shares covered by each such outstanding Award and any other affected terms of such Awards, shall be proportionally and equitably adjusted for any increase or decrease in the number of issued Ordinary Shares resulting from a subdivision or consolidation, share dividend, amalgamation, spin-off, arrangement or consolidation, combination or reclassification of Ordinary Shares. Except as the board of director or the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Ordinary Shares subject to an Award.

Types of Awards

The 2022 Plan permits the granting of any or all of the following types of awards to all grantees:

●	share options, including incentive share options, or ISOs;

●	hare appreciation rights, or SARs;

●	restricted shares;

●	restricted share units; and

●	share payments

Awards granted under the 2022 Plan may, in the discretion of the Committee, be granted alone or in addition to, in tandem with or in substitution for, any other award under the 2022 Plan. The material terms of each Award will be set forth in a written award agreement between the grantee and us.

Share Options and SARs

The Committee is authorized to grant SARs and share options (including ISOs except that an ISO may only be granted to an employee of ours or one of our subsidiary corporations). A share option allows a grantee to purchase a specified number of our Ordinary Shares at a predetermined price per share (the “exercise price”) during a fixed period measured from the date of grant. An SAR entitles the grantee to receive the excess of the fair market value of a specified number of Ordinary Shares on the date of exercise over a predetermined exercise price per share. The exercise price of an option or an SAR will be determined by the Committee and set forth in the award agreement but the exercise price may not be less than the fair market value of a share on the grant date. The term of each option or SAR is determined by the Committee and set forth in the award agreement, except that the term may not exceed 10 years. Options may be exercised by payment of the purchase price through one or more of the following means: payment in cash, payment in check, payment in promissory note, with the approval of the Committee, by delivery of our Ordinary Shares acquired upon the exercise of such option; consideration received by the Company under a broker-assisted or similar cashless exercise program implemented by the Company in connection with the Plan; payment by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable laws; or any combination of the foregoing methods of payment.

Restricted Shares

The Committee may award restricted shares consisting of our Ordinary Shares which remain subject to a risk of forfeiture and may not be disposed of by grantees until certain restrictions established by the Committee lapse. A grantee receiving restricted shares will have all of the rights of a shareholder, including the right to vote the shares and the right to receive any dividends, except as otherwise provided in the award agreement. If the price for the restricted shares was paid in services, then upon termination as a service provider, the grantee shall no longer have any right in the unvested restricted shares and such restricted shares shall be and thereupon either cancelled or surrendered to the Company without consideration. If a purchase price was paid by the grantee for the restricted shares (other than in services), then upon the grantee’s termination as a service provider, the Company shall have the right to repurchase from the grantee the unvested restricted shares then subject to restrictions at a cash price per share equal to the price paid by the grantee for such restricted shares or such other amount as may be specified in the award agreement.

Restricted Share Units

The Committee may also grant restricted share unit awards. A restricted share unit award is the grant of a right to receive a specified number of our Ordinary Shares upon lapse of a specified forfeiture condition. If the condition is not satisfied during the restriction period, the award will lapse without the issuance of the Ordinary Shares underlying such award.

Restricted share units carry no voting or other rights associated with share ownership until the Ordinary Shares underlying the award are delivered in settlement of the award. The Company shall cause such Ordinary Shares to be evidenced as issued by entry in the Company’s register of shareholders promptly after the restricted share unit vests.

Share Payments

The Committee may grant share payments to any service provider in the manner determined from time to time by the Committee; provided, that unless otherwise determined by the Committee such share payments shall be made in lieu of base salary, bonus, or other cash compensation otherwise payable to such grantee, including any such compensation that has been deferred at the election of the grantee; provided, further, that not less than the par value of any Ordinary Share shall be received by the Company in connection with its issue pursuant to any such share payment. In accordance with applicable law, such par value may be paid through the provision of services. The number of Ordinary Shares issuable as a share payment shall be determined by the Committee and may be based upon satisfaction of such specific criteria as determined appropriate by the Committee, including specified dates for electing to receive such share payment at a later date and the date on which such share payment is to be made.

Change in Control

If there is a merger or consolidation of us with or into another corporation or a sale of substantially all of our ordinary shares, or, collectively, a Change in Control, the Company as determined in the sole discretion of the Committee and without the consent of the grantee may take any of the following actions:

(i)	accelerate or not accelerate the vesting, in whole or in part, of any award, or some or all awards, of any grantee, some grantees or all grantees;

(ii)	purchase any award for an amount of cash or ordinary shares equal to the value that could have been attained upon the exercise of such award or realization of the grantee’s rights had such award been currently exercisable or payable or fully vested (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such award or realization of the grantee’s rights, then such award may be terminated by the Company without payment); or

(iii)	provide for the assumption, conversion or replacement of any award by the successor or surviving company or a parent or subsidiary of the successor or surviving company with other rights (including cash) or property selected by the Committee in its sole discretion or the assumption or substitution of such award by the successor or surviving company, or a parent or subsidiary thereof, with such appropriate adjustments as to the number and kind of ordinary shares and prices as the Committee deems, in its sole discretion, reasonable, equitable and appropriate. In the event the successor or surviving company refuses to assume, convert or replace outstanding awards, the awards shall fully vest and the grantee shall have the right to exercise or receive payment as to all of the Ordinary Shares subject to the award, including Ordinary Shares as to which it would not otherwise be vested, exercisable or otherwise issuable (including at the time of the Change in Control).

Amendment to and Termination of the 2022 Plan

The Board of Directors in its sole discretion may terminate this 2022 Plan at any time. The Board of Directors may amend this 2022 Plan at any time in such respects as the Board of Directors may deem advisable; provided, that, if required to comply with applicable laws or stock exchange rules or the rules of any automated quotation systems (other than any requirement which may be disapplied by the Company following any available home country exemption), the Company shall obtain shareholder approval of any 2022 Plan amendment in such a manner and to such a degree as required.

In addition, subject to the terms of the 2022 Plan, no amendment or termination of the 2022 Plan may materially and adversely affect the right of a grantee under any award granted under the 2022 Plan.

C. Board Practices

Composition of Board; Risk Oversight

Our Board of Directors consists of four (4) directors as of this Annual Report. Pursuant to our Amended and Restated Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board. There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our board of directors shall hold meetings on at least a quarterly basis.

As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s Amended and Restated Memorandum and Articles of Association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors.

Our board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Ms. Qian (Hebe) Xu, Mr. Chenglong Yang, and Mr. Yizhao Zhang is “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors are serving on each of the committees. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of our three independent director, Yizhao Zhang is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yizhao Zhang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of our three independent directors, Chenglong Yang is the chairperson of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors, Qian (Hebe) Xu is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors have adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of the initial offering.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Diversity Matrix

Board Diversity Matrix (As of May 15, 2022)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	3	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D. Employees

As of the date of this Annual Report, we have a total of 207 full-time employees, of which 144 are in manufacturing department, 25 are in research and development department, and 36 are in administrative department.

We have standard employment, comprehensive confidentiality and non-compete agreements with our management and standard confidentiality and non-compete terms with all other employees. As required by laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employee is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

E. Share Ownership

See Item 7 below.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our Ordinary Shares for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Ordinary Shares issuable pursuant to share options that are exercisable within 60 days of the date of this Annual Report. Ordinary Shares issuable pursuant to share options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of the date of this Annual Report, there were no Ordinary Shares issuable pursuant to share options exercisable within 60 days thereof.

The percentage of beneficial ownership owned is based on 12,371,875 Ordinary Shares outstanding as of the date of this Annual Report.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Jie Liu(2)(3)	9,505,000	76.83%
Yachun (Daisy) Wang
Qian (Hebe) Xu
Chenglong Yang
Yizhao Zhang
All directors and executive officers as a group (5 individuals):	9,505,000	76.83%
5% Shareholders:
Hongli Development Limited(3)	9,505,000	76.83%

(1)	Unless otherwise indicated, the business address of each of the individuals is Beisanli Street, Economic Development Zone, Changle County, Weifang, Shandong, China 262400.
(2)	Jie Liu is the CEO and Chairman of the Board of Hongli Cayman.
(3)	The number of Ordinary Shares beneficially owned represents 9,505,000 Ordinary Shares held by Hongli Development Limited, a British Virgin Islands company. The registered address of Hongli Development Limited is Ritter House, Wickham Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands. Mr. Yuanqing Liu, Mr. Jie Liu, and Mrs. Ronglan Sun owns 40%, 30%, and 30% of Ordinary Shares, respectively. Pursuant to certain proxy agreements, the person having voting, dispositive or investment powers over Hongli Development Limited is Mr. Jie Liu.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

As of the date of this Annual Report, there were two  holders of record entered in our ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

Contractual Arrangements among the Hongli HK, Hongli WFOE and Hongli Shandong.

See “Corporate Information — Our Corporate Structure.”

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Share Compensation Plan

See “Management — 2022 Share Compensation Plan.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Name of the related parties	Nature of relationship
Jie Liu	CEO of the Company
Yuanqing Liu	Family member of the CEO, Father of the CEO
Ronglan Sun	Family member of the CEO, Mother of the CEO
Hongyu Hao	Family member of the CEO and Vice President of Purchase Department
Huimin Lv	CEO assistant of the Company and Vice President of HR & Administration.
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Li Liu	Family member of the CEO, Sister of the CEO
Yongqing Dong	Family member of the CEO

Amount due from a related party:

	As of December 31,
	2022	2021
Huimin Lv	$-	$1,503
Total	$-	$1,503

Amount due to related parties:

	As of December 31,
	2022	2021
Jie Liu	$56,762	$22,392
Hongyu Hao	545,054	73,850
Yuanqing Liu	-	22,328
Yongqing Dong	5,362	2,410
Huimin Lv	58	-
Total	$607,236	$120,980

As of December 31, 2022 and 2021, balance due from and due to related parties primarily represent monetary advancements and repayments by the related parties for its normal course of business. The amount advanced from and repaid to related parties for the years ended December 31, 2022, 2021 and 2020 were $1,768,123 and $1,258,835, $993,359 and $1,052,223, and $5,423,445 and $4,971,887, respectively. All the amount due to related parties were fully repaid by the Company as the date of this report.

For the years ended December 31, 2022, 2021 and 2020, the Company entered into various loan agreements with the banks and financial institution for an aggregated amount of approximately $6.69 million, $5.94 million and $3.82 million, respectively, to facilitate its operations. Interest rates for the loans outstanding during the years ended December 31, 2022 and 2021 range from 4.35% to 8.00% per annum for these three years.

Substantially all outstanding short-term loans as of December 31, 2022 and 2021 were guaranteed by the CEO and the family members of the CEO, companies owned by those family members, and certain third-party companies. The Company engages companies in other industries to provide guarantees for its short-term loans. The Company agrees to provide guarantees for the short-term loans borrowed by these third-party companies in exchange for their guarantee provided to the Company.

Additionally, in connection with the Expansion Plan, on December 21, 2022, Hongli Shandong entered into a loan agreement with Bank of Weifang, pursuant to which, Bank of Weifang agreed to loan Hongli Shandong for its Expansion Plan a principal amount of approximately $10.1 million (RMB 70 million) with a fixed 35-month term and an annual interest rate of 6.8%. Such loan was guaranteed by the CEO and the family members of the CEO, and certain third-party company . In addition, Hongli Shandong pledged its properties and land use rights recorded at approximately $6.5 million and $4.3 million as collaterals to secure this loan, respectively. The loan was subsequently fully repaid in April 2023. For more details of the Expansion Plan, see “Business of the PRC Operating Entities — Expansion Plan.”

On January 6, 2023, the Company entered into a loan agreement with Bank of Beijing to borrow approximately $0.4 million (RMB3.0 million) as working capital for one year, with a maturity date of January 6, 2024. The loan bears a fixed interest rate of 4.3% per annum. The loan was guaranteed by the CEO and the family member of the CEO.

On February 14, 2023, the Company entered into a loan agreement with Bank of Rizhao to borrow approximately $0.1 million (RMB1.0 million) as working capital for one year, with a maturity date of February 14, 2024. The loan bears a fixed interest rate of 5.5% per annum. The loan was guaranteed by the CEO and the family members of the CEO.

On March 9, 2023, the Company entered into a loan agreement with Industrial and Commercial Bank of China to borrow approximately $0.7 million (RMB4.5 million) as working capital for one year, with a maturity date of March 8, 2024. The loan bears a fixed interest rate of 4.35% per annum. The loan was guaranteed by the family members of the CEO.

On March 20, 2023, the Company entered into a loan agreement with Zhongjin Jiarun (Beijing) Jewellery Co., Ltd., a third party, to borrow approximately $0.7 million (RMB5.0 million) as working capital for one year, with a maturity date of March 20, 2024. The loan bears a fixed interest rate of 7.0% per annum.

On April 21, 2023, Hongli Shandong entered an entrusted loan agreement with Bank of Weifang (the “Entrustee”) and WFOE (the “Entruster”) to borrow approximately $7.2 million (RMB49.8 million) as working capital for three years, with a maturity date of April 20, 2026. The loan bears a fixed interest rate of 2.0% per annum. The loan is required to be repaid in 6 semi-annually instalment payments within the loan terms. Each payment of the first five instalments is $1,450 (RMB10,000) and the final instalment is approximately $7.2 million (RMB49.75 million).

On April 23, 2023, the Company entered into a loan agreement with Bank of Weifang to borrow approximately $1.45 million (RMB10.0 million) as working capital for three years, with a maturity date of April 22, 2026. The loan bears a fixed interest rate of 4.0% per annum. The loan is required to be repaid in 6 semi-annually instalment payments within the loan terms. Each payment of the first five instalments is approximately $0.01 million (RMB0.1 million) and the final instalment is approximately $1.4 million (RMB9.5 million). The loan is guaranteed by the CEO, the family members of the CEO, and Jiekenuosen (Shandong) Lubricating Oil Technology Co., Ltd., a related-party that is controlled by the family member of the CEO.

On April 28, 2023, the Company entered into a loan agreement with Rural Commercial Bank of Shandong to borrow approximately $2.0 million (RMB14.0 million) as working capital for three years, with a maturity date of April 27, 2026. The loan bears a fixed interest rate of 4.1% per annum. The loan is required to make the first instalment payment in June 2023, then 5 semi-annually instalment payments within the remaining term of the loan, and the last instalment to be paid at the maturity date. Each payment of the first six instalments is $1,450 (RMB10,000) and the final instalment is approximately $2.0 million (RMB13.94 million). The loan was guaranteed by the CEO and the family members of the CEO. In addition, the Company pledged its properties as collaterals to secure this loan.

In April 2023, to repay the long-term bank loan from Bank of Weifang, the Company borrowed an aggregate of approximately $4.1 million (approximately RMB 28.0 million) from Jie Liu, the CEO of the Company. The borrowings are unsecured, non-interest bearing, and due on demand. As of the date of this annual report, approximately $2.8 million (approximately RMB 19.3 million) has been returned to Jie Liu, and the remaining balance is expected to be repaid before December 31, 2023.

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2022 to the filing date of these consolidated financial statements, and has determined that, there are no additional material subsequent events to disclose in these consolidated financial statements other than as disclosed above.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We intend to keep any future earnings to finance the expansion of the business of the PRC operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of funds from Hongli HK, which will be dependent on receipt of dividends from Hongli WFOE, which will be dependent on payments from the VIE in accordance with the laws and regulations of the PRC and the Contractual Arrangements between them. Pursuant to the PRC Enterprise Income Tax Law, or the “EIT Law” and its implementation rules, any dividends paid by Hongli WFOE to Hongli HK will be subject to a withholding tax rate of 10%. However, if the Hongli WFOE is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends Hongli HK receives from Hongli WFOE may be reduced to 5%. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in China — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct the business.”

Current PRC regulations permit Hongli WFOE to pay dividends to Hongli HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of Hongli WFOE and the PRC operating entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, if Hongli WFOE and Hongli Shandong incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. If either Hongli WFOE, Hongli HK or the VIE is unable to distribute dividends or make payments directly or indirectly to Hongli Cayman, we may be unable to pay dividends on our Ordinary Shares.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies, without prior approval of SAFE, by complying with certain procedural requirements. Specifically, without prior approval of SAFE, cash generated from the operations in PRC may be used to pay dividends to our Company.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

The Registration Statement on Form F-1 (File No. 333- 333-261945, “Registration Statement”) became effective on March 28, 2023. Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol HLP.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol HLP.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement, which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed as Exhibit 3.1 to the Registration Statement and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in our Registration Statement, which sections are incorporated herein by reference.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of mainland China tax law, it represents the opinion of East & Concord, our PRC counsel. To the extent that the discussion relates to matters of U.S. Federal Income Taxation, it represents the opinion of Messina Madrid Law P.A., our U.S. counsel. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier (Cayman) LLP, our Cayman Islands counsel.

Mainland China Enterprise Taxation

Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. If non-resident enterprises have not formed permanent establishments or premises in mainland China, or if they have formed permanent establishment or premises in mainland China but there is no actual relationship between the relevant income derived in mainland China and the established institutions or premises set up by them, however, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside mainland China.

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive changes. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

U.S. Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperative;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in the initial offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in the initial offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the initial offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in the initial offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the UFG Entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the UFG Entities, and as a result, we are treating the UFG Entities as our wholly-owned subsidiaries for U.S. federal income tax purposes. If we are not treated as owning the UFG Entities for U.S. federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in the initial offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in the initial offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed the Registration Statement with the SEC.

Documents concerning us that are referred to in this document may be inspected at c/o Beisanli Street, Economic Development Zone, Changle County, Weifang, Shandong, China 262400. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our services do not increase with such increased costs.

Interest rate risk

As of December 31, 2022, we had aggregate variable-rate borrowings, including the term-loans borrowings, factoring loan, and the revolving credit loan from various banks and financial institution. The following table depicts the outstanding balance of the term-loans, factoring loan and revolving loan from each bank and financial institution.

	As of	Impact on Interest Expenses
Lender	December 31, 2022	Interest Rate +1%	Interest Rate +3%	Interest Rate +5%
Term-Loans
Short-term Loans
Rural Commercial Bank of Shandong	$2,754,301	$27,543	$82,629	$137,715
Industrial and Commercial Bank of China	$652,335	$6,523	$19,570	$32,617
Bank of Beijing	$434,890	$4,349	$13,047	$21,745
Zheshang Bank	$289,927	$2,899	$8,698	$14,496
Long term loans
Bank of Weifang	$10,147,428	$101,474	$304,423	$507,371

Factoring loan
Shandong Heavy Industry Group Finance Co., Ltd.	$1,159,706	$11,597	$34,791	$57,985

Revolving Credit
Postal Savings Bank of China	$724,816	$7,248	$21,744	$36,241
TOTAL	$16,163,403	$161,633	$484,902	$808,170

Substantially all loans are borrowed with a fixed interest rate. The table above indicates the total interest expenses for the increase of interest rate by 1%, 3% and 5% on an annual basis of our total outstanding bank loans. The increase of the amount of interest expenses will have an adverse impact on our income.

Our exposure to interest rate risk primarily relates to the interest rate on our outstanding loans above-mentioned. Our deposited cash raised by our initial public offering can earn income, on the other hand. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and in the future.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our initial public offering of 2,371,875 Ordinary Shares (including exercise of over-allotment option). The Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $9.49 million, and net proceeds of approximately $8.3  million.

We have earmarked and have been using the proceeds of the initial public offering as follows: $5 million to repay the bank loan from Bank of Weifang in connection with the Expansion Plan, up to 30% of the proceeds of this offering will be used to pay for a portion of the remaining Yingxuan Assets, approximately 5% of the proceeds will be used for product research and development, and approximately 5% of the proceeds will be used for recruitment of personnel including not only experienced personnel with solid industry background for the growth of business but experienced personnel and/or advisors with expertise in U.S. GAAP and internal control and capital markets experience.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2022 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2022, we identified two material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2022. We have already taken some steps and have continued to implement measures to remediate the material weakness identified. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. For more details, see “Item 3. Key Information—D. Risk Factors— We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Notwithstanding the material weaknesses identified as described above, we believe that our consolidated financial statements contained in this Annual Report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects, in accordance with U.S. GAAP.

Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2022, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

●	The Company lacked key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedures. The Company also did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements; and

●	The Company lacked sufficient resources and expertise with US GAAP and SEC reporting in the accounting department to provide accurate information on a timely manner.

To remediate the material weakness and significant deficiency described above, we have undertaken the following actions:

●	Hired an experienced outside consultant with adequate experience with US GAAP and the SEC reporting and compliance requirements

●	Continued our efforts to provide ongoing training courses in US GAAP to existing personnel, including our Chief Financial Officer

●	Continued our efforts to setup the internal audit department, and enhance the effectiveness of the internal control system

●	Continued our efforts to implement necessary review and controls at related levels and the submission of all important documents and contracts to the office of our Chief Executive Officer for retention

As defined under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Yizhao Zhang is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. See Exhibit 11.1 to this Annual Report for the Code of Business Conduct and Ethics.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by RBSM LLP for the periods indicated:

	December 31, 2022	December 31, 2021
	USD’000	USD’000
Audit Fees	$275	$300
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$275	$300

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this Annual Report.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Hongli Group Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	First Amended and Restated Memorandum and Articles of Association (Previously filed; incorporated by reference to Exhibit 3.2 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
2.1*	Description of Securities
2.2	Specimen Certificate for Ordinary Shares (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
2.3*	Underwriting Agreement
4.1	Form of Employment Agreement by and between executive officers and the Registrant (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (Previously filed; incorporated by reference to Exhibit 10.2 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.3	Exclusive Business and Cooperation and Management Agreement between Hongli WFOE and Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.3 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.4	Exclusive Option Agreement between Hongli HK and Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.4 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.5	Equity Interest Pledge Agreement among Hongli WFOE, Hongli Shandong, and the shareholders of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.5 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.6	Power of Attorneys of the shareholders of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.6 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.7	Spousal Consent Letters granted by the spouse of each shareholder of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.7 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.8	Form of Director Offer Letter between Hongli Group Inc. the directors (Previously filed; incorporated by reference to Exhibit 10.8 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.9	English Translation of Procurement Agreement between Hongli Shandong and Shanghai Wanhe Supply Chain Co., Ltd., dated as of January 1, 2019 (Previously filed; incorporated by reference to Exhibit 10.9 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.10	English Translation of form of Purchase Contract between Hongli Shandong and Shanghai Wanhe Supply Chain Co., Ltd (Previously filed; incorporated by reference to Exhibit 10.10 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.11	English Translation of Sales Agreement between Hongli Shandong and Weichai LOVOL Heavy Industry Co. Ltd., dated as of January 1, 2020 (Previously filed; incorporated by reference to Exhibit 10.11 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)

4.12	Supply Agreement between Hongli Shandong and SUNGJIN TECH CO., LTD, dated as of July 23, 2014 (Previously filed; incorporated by reference to Exhibit 10.12 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.13	English Translation of Sales Agreement between Hongli Shandong and Shandong Lingong Construction Machinery Co., Ltd., dated as of May 17, 2020 (Previously filed; incorporated by reference to Exhibit 10.13 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.14	2022 Share Compensation Plan (Previously filed; incorporated by reference to Exhibit 10.14 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.15	English Translation of Assets Transfer Agreements between Hongli Shandong and Yingxuan, dated as of January 1, 2021 (Previously filed; incorporated by reference to Exhibit 10.15 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.16	English Translation of Loan Agreement between Hongli Shandong and Bank of Weifang, dated as of December 21, 2022 (Previously filed; incorporated by reference to Exhibit 10.16 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.17*	English Translation of Supplementary Agreement between Hongli Shandong and Yingxuan, dated as of May 5, 2023
4.18*	English Translation of Assets Transfer Agreement between Hongli Shandong and Changle Youyi Plastic Technology Co., Ltd., dated as of April 1, 2023
8.1	List of Subsidiaries of the Registrant (Previously filed; incorporated by reference to Exhibit 21.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
11.2*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1**	Certifications of Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350
101.INS**	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Scheme Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hongli Group Inc.

By:	/s/ Jie Liu
Name:	Jie Liu
Title:	Chief Executive Officer
(Principal Executive Officer)

Dated:	May 15, 2023

HONGLI GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Hongli Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hongli Group Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP

We have served as the Company’s auditors since 2020.

New York, New York

May 15, 2023

HONGLI GROUP INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalent	$2,085,033	$484,389
Restricted cash	29,006	47,073
Accounts receivable	7,429,904	5,009,547
Notes receivable	302,775	892,507
Inventories, net	2,613,549	2,967,987
Due from a related party	-	1,503
Prepaid expense and other current assets	1,604,134	1,995,007
Total current assets	14,064,401	11,398,013
Non-current assets
Property, plant and equipment, net	12,300,491	4,623,153
Prepayment for purchase of Yingxuan Assets	3,535,975	3,640,859
Intangible assets, net	4,961,881	722,359
Finance lease right-of-use assets, net	1,299,217	1,372,169
Other non-current assets	2,174	89,193
TOTAL ASSETS	$36,164,139	$21,845,746

LIABILITIES
Current liabilities
Short-term loans	$6,015,975	$5,655,019
Accounts payable	2,957,110	2,447,982
Security deposit received for sales of properties	1,449,633	-
Due to related parties	607,236	120,980
Income tax payable	136,544	119,958
Finance lease obligation, current	315,780	533,808
Accrued expenses and other payables	955,676	808,474
Total current liabilities	12,437,954	9,686,221

Long-term loans	10,147,428	-
Long-term payable	42,220	378,799
Finance lease obligation, non-current	46,623	292,130
Deferred tax liability	15,221	-
TOTAL LIABILITIES	22,689,446	10,357,150

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2022 and 2021*	1,000	1,000
Additional paid-in capital	609,601	609,601
Statutory reserve	370,683	370,683
Retained earnings	12,740,983	9,808,620
Accumulated other comprehensive income (loss)	(247,574)	698,692
TOTAL SHAREHOLDERS’ EQUITY	13,474,693	11,488,596
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,164,139	$21,845,746

*	The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2022	2021	2020
Revenues, net	$20,283,245	$21,713,138	$11,158,820
Cost of revenues	13,274,752	14,058,830	6,706,303
Gross Profit	7,008,493	7,654,308	4,452,517

Operating expenses:
Selling, general and administrative expenses	4,087,171	3,718,897	1,983,013
Total operating expenses	4,087,171	3,718,897	1,983,013

Income from operations	2,921,322	3,935,411	2,469,504

Other income (expense)
Other income	601,071	69,466	643,775
Financing expenses	(244,005)	(537,521)	(372,546)
Other expenses	(65,956)	(2,064)	(77,296)
Total other income (expenses), net	291,110	(470,119)	193,933
Income before income taxes	3,212,432	3,465,292	2,663,437
Income tax expense	280,069	263,080	239,496
Net income	$2,932,363	$3,202,212	$2,423,941

Comprehensive income
Net income	$2,932,363	$3,202,212	$2,423,941
Other comprehensive income (loss)
Foreign currency translation adjustment	(946,266)	247,004	467,994
Comprehensive income	$1,986,097	$3,449,216	$2,891,935

Earnings per share
Basic and diluted	$0.29	$0.32	$0.24

Weighted average common shares outstanding*
Basic and diluted	10,000,000	10,000,000	10,000,000

*	The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Ordinary Shares*		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income (loss)	Total equity
Balance, December 31, 2019	10,000,000	$1,000	$609,601	$370,683	$4,182,467	$(16,306)	$5,147,445

Net income for the year	-	-	-	-	2,423,941	-	2,423,941
Foreign currency translation adjustment	-	-	-	-	-	467,994	467,994
Balance, December 31, 2020	10,000,000	$1,000	$609,601	$370,683	$6,606,408	$451,688	$8,039,380

Net income for the year	-	-	-	-	3,202,212	-	3,202,212
Foreign currency translation adjustment	-	-	-	-	-	247,004	247,004
Balance, December 31, 2021	10,000,000	$1,000	$609,601	$370,683	$9,808,620	$698,692	$11,488,596

Net income for the period	-	-	-	-	2,932,363	-	2,932,363
Foreign currency translation adjustment	-	-	-	-	-	(946,266)	(946,266)
Balance, December 31, 2022	10,000,000	$1,000	$609,601	$370,683	$12,740,983	$(247,574)	$13,474,693

*	The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net income	$2,932,363	$3,202,212	$2,423,941
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	644,668	585,835	520,685
Accounts receivable written off	7,296	-	-
Amortization of operating lease right-of-use assets	10,744	115,954	162,611
Loss on disposals of property and equipment	-	-	77,203
Reversal of inventory write-down	-	(3,011)	-
Deferred tax provision	15,602	-	-
Changes in operating assets and liabilities:
Accounts receivable	(2,879,161)	(1,842,182)	(619,950)
Notes receivable	534,838	(308,166)	675,379
Inventories	131,687	(1,461,782)	(445,420)
Prepaid expense and other current assets	165,028	(680,924)	(36,990)
Other non-current assets	82,236	107,242	(139,380)
Due from related parties	1,482	(1,485)	(52,871)
Due to related parties	20,726	(57,379)	13,295
Accounts payable	523,898	1,402,786	387,514
Accrued expenses and other payables	255,432	141,578	76,433
Income tax payable	46,185	(61,030)	(63,364)
Net cash provided by operating activities	2,493,024	1,139,648	2,979,086

Cash flows from investing activities
Purchase of property and equipment	(5,100,448)	(1,004,666)	(584,613)
Purchase of intangible assets	(4,431,596)	-	-
Prepayments for purchase of Yingxuan Assets	(3,624,454)	(2,046,682)	(1,449,212)
Security deposit received for sales of properties	1,485,906	-	-
Proceeds from sale of property and equipment	-	-	21,961
Loans made to third parties	-	(206,784)	-
Repayments of loans from third parties	-	206,784	-
Loans made to related parties	-	(904,328)	-
Repayment of loans from related parties	-	904,328	-
Net cash used in investing activities	(11,670,592)	(3,051,348)	(2,011,864)

Cash flows from financing activities
Proceeds from financing liabilities	135,217	503,782	-
Payments for financing liabilities	(278,320)	(93,076)	(73,032)
Payments for finance leases	(581,549)	(770,242)	(119,014)
Advances from related parties	1,640,143	-	5,423,445
Repayments to related parties	(1,153,063)	-	(4,971,887)
Payments of deferred offering costs	(133,854)	(368,409)	(214,366)
Borrowings from short term loans	6,689,550	5,943,080	3,827,396
Repayments of short term loans	(5,878,245)	(4,231,771)	(3,764,329)
Borrowings from long term loans	10,401,343	-	-
Net cash provided by financing activities	10,841,222	983,364	108,213

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(81,077)	25,689	77,830

Net change in cash, cash equivalents and restricted cash	1,582,577	(902,647)	1,153,265
Cash, cash equivalents and restricted cash, beginning of the year	531,462	1,434,109	280,844
Cash, cash equivalents and restricted cash, end of the year	$2,114,039	$531,462	$1,434,109

Reconciliation of cash, cash equivalents and restricted cash, beginning of the year
Cash, cash equivalents	$484,389	$1,434,109	$280,844
Restricted cash	47,073	-	-
Cash, cash equivalents and restricted cash, beginning of the year	$531,462	$1,434,109	$280,844

Reconciliation of cash, cash equivalents and restricted cash, end of the year
Cash, cash equivalents	$2,085,033	$484,389	$1,434,109
Restricted cash	29,006	47,073	-
Cash, cash equivalents and restricted cash, end of the year	$2,114,039	$531,462	$1,434,109

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$371,214	$313,679	$258,238
Cash paid for income taxes	$72,524	$324,111	$302,860

Non-cash investing and financing activities
Right-of-use assets obtained in exchange for lease obligations	$151,048	$1,355,557	$-
Right-of-use assets transfer to Property and equipment upon exercise of purchase option	107,998	-	-
Property and equipment acquired on credit as liabilities	$189,010	$52,163	$36,218
Property and equipment acquired by prepayments for purchase of Yingxuan Assets	$3,447,831	$63,019	$-
Purchase of inventories by a related party on behalf of the Company	$-	$21,882	$-
Security deposits applied to lease payments	$-	$22,872	$15,616
Proceeds of finance liabilities deducted by security deposits	$-	$171,047	$-
Security deposits applied to payments of long-term payable	$86,788	$34,236	$-

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Hongli Group Inc. (“Hongli Cayman”) was incorporated in Cayman Islands as an exempted company with limited liability on February 9, 2021. Hongli Cayman serves as a holding company and conducts its businesses through its subsidiaries and the consolidated variable interest entity (the “VIE”) and the subsidiaries of the VIE. Hongli Cayman, its subsidiaries, the VIE and the subsidiaries of the VIE are collectively referred to herein as the “Company”, “we”, “our”, “us” or “Hongli Group”, unless specific reference is made to an entity. The Company is engaged in a business in providing solutions, including the manufacturing and selling of customized metal profiles in the People’s Republic of China (“PRC” or “China”). The Company’s on-going research and development, customer support and continuous quality control help its customers remain competitive.

The Company includes the following subsidiaries and the consolidated VIE and the subsidiaries of the VIE in the consolidated financial statements as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented (see “Reorganization under common control through VIE structure” below):

Name	Date of Organization	Place of Organization
Subsidiaries
Hongli Hong Kong Limited (“Hongli HK”)	March 5, 2021	Hong Kong SAR
Shandong Xiangfeng Heavy Industry Co., Ltd. (“WFOE”)	April 8, 2021	People’s Republic of China (“PRC”)
VIE and Its Subsidiaries
Shandong Hongli Special Section Tube Co., Ltd., (“Hongli Shandong”)	September 13, 1999	PRC
Shandong Maituo Heavy Industry Co., Ltd. (“Maituo”)(1)	May 23, 2019	PRC
Shandong Haozhen Heavy Industry Co., Ltd. (“Haozhen Shandong”)(2)	September 18, 2020	PRC

(1)	Wholly owned subsidiary of Hongli Shandong
(2)	Haozhen Shandong is jointly established by Hongli Shandong and Sungda Tech Co., Ltd., a 30% owner of Haozhen Shandong

Reorganization under common control through VIE structure

The Company does not conduct any substantive operations of its own, rather, it conducts its primary business operations through WFOE, which in turn, conducts its business substantially through Hongli Shandong. Effective power to direct activities of Hongli Shandong was transferred to the Company through the series of contractual arrangements without transferring legal ownership in Hongli Shandong (“restructuring” or “reorganization”). Neither the Company nor any of its subsidiaries have any equity ownership in the VIE and the subsidiaries of VIE. As a result of these contractual arrangements and for accounting reporting purposes, the Company is able to consolidate the financial results of Hongli Shandong and its subsidiaries through WFOE, as the primary beneficiary in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Under the laws and regulations of the PRC, foreign persons and foreign companies are restricted from investing directly in certain businesses within the PRC. Though the business of the PRC operating entities is not within any sensitive sector that PRC law prohibits direct foreign investment in, to avoid the substantial costs and time for regulatory approval to convert the PRC operating entities into wholly foreign owned entities, on April 12, 2021, Hongli Shandong and its shareholders entered into a series of contractual arrangements with WFOE which allows WFOE, the primary beneficiary of the VIE for accounting reporting purposes in accordance with U.S. GAAP, to consolidate the financial results of Hongli Shandong and its subsidiaries.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

Agreements that Consolidate the Financial Results of the VIE

Hongli Shandong entered into an exclusive business cooperation and management agreement with WFOE, pursuant to which the WFOE will provide a series of consulting and technical support services to Hongli Shandong and are entitled to consolidate the financial results of Hongli Shandong. The service fee is paid annually. The term of this agreement shall be continuously effective unless mutually terminated by both parties in writing. Hongli Shandong shall not accept any similar consultations and/or services provided by any third party and shall not establish similar corporation relationship with any third party regarding the matters contemplated in the agreement without a written consent from WFOE.

Agreements that Provide Effective Power to Direct Activities of VIE

WFOE entered into an equity interest pledge agreement with Hongli Shandong’s shareholders, who pledged all their equity interests in these entities to WFOE. The equity interest pledge agreement, which was entered into by Hongli Shandong’s shareholders, pledged their equity interests in WFOE as a guarantee for the payment and performance under the exclusive business cooperation and management agreement by Hongli Shandong. WFOE is entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity interest pledge agreement, the shareholders of Hongli Shandong cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Hongli Shandong without the prior written consent from WFOE. The equity pledge right will expire upon the termination of the exclusive business cooperation and management agreement between WFOE and Hongli Shandong and a full settlement of service fees related therewith. The equity pledges of Hongli Shandong have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

WFOE also entered into an exclusive option purchase agreement with Hongli Shandong’s shareholders. Pursuant to the agreement, the shareholders have granted an irrevocable and unconditional option to WFOE their designees to acquire all or part of such shareholders’ equity interests in Hongli Shandong at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition will be equal to the registered capital of Hongli Shandong, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The term of this agreement is valid for ten years upon execution of the agreement and may be extended for an additional ten years at WFOE’s election.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements between WFOE and Hongli Shandong are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Hongli Shandong may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Hongli Shandong not to pay the service fees when required to do so.

Hongli Cayman’s ability to direct the activities of Hongli Shandong also depends on the power of attorney WFOE has to vote on all matters requiring shareholders’ approval in Hongli Shandong. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, WFOE or Hongli Shandong.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

Hongli Cayman, through its subsidiaries, its WFOE and through the contractual arrangements, has (1) the power to direct the activities of Hongli Shandong and its subsidiaries that most significantly affect the VIE and its subsidiaries’ economic performance, and (2) the obligation to absorb losses, or the right to receive benefits from Hongli Shandong and its subsidiaries that could be significant to the VIE and subsidiaries. Accordingly, the Company, through WFOE in which is the primary beneficiary of Hongli Shandong and its subsidiaries for accounting reporting purposes, and has consolidated the financial results of Hongli Shandong and its subsidiaries in accordance with U.S. GAAP.

The accompanying consolidated financial statements present the historical financial position, results of operations and cash flows of Hongli Shandong and its subsidiaries and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying consolidated financial statements have been prepared as if the reorganization had been in existence throughout the periods presented (see Note 16 for the 100 ordinary shares of Hongli Cayman issued on February 9, 2021 in connection with the reorganization and anticipation of the initial public offering (“IPO”) of the Company’s equity security).

As of December 31, 2022 and 2021, the Company did not record any asset or liability relating to Hongli Cayman, Hongli HK and WFOE as these entities were incorporated in the year 2021 with minimal activities.

The following consolidated financial information of the VIE and VIE’s subsidiaries as a whole as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 were included in the accompanying consolidated financial statements of the Company. Transactions between VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$2,085,033	$484,389
Restricted cash	29,006	47,073
Accounts receivable	7,429,904	5,009,547
Notes receivable	302,775	892,507
Inventories, net	2,613,549	2,967,987
Due from a related party	-	1,503
Prepaid expense and other current assets	1,604,134	1,995,007
Total current assets	14,064,401	11,398,013
Non-current assets
Property, plant and equipment, net	12,300,491	4,623,153
Prepayment for purchase of Yingxuan Assets	3,535,975	3,640,859
Intangible assets, net	4,961,881	722,359
Finance lease right-of-use assets, net	1,299,217	1,372,169
Other non-current assets	2,174	89,193
TOTAL ASSETS	$36,164,139	$21,845,746
Net Assets	$13,474,693	$11,488,596

LIABILITIES
Current liabilities
Short-term loans	$6,015,975	$5,655,019
Accounts payable	2,957,110	2,447,982
Security deposit received for sales of properties	1,449,633	-
Due to related parties	607,236	120,980
Income tax payable	136,544	119,958
Finance lease obligation, current	315,780	533,808
Accrued expenses and other payables	955,676	808,474
Total current liabilities	12,437,954	9,686,221
Long-term loans	10,147,428	-
Long-term payable	42,220	378,799
Finance lease obligation, non-current	46,623	292,130
Deferred tax liability	15,221	-
TOTAL LIABILITIES	$22,689,446	$10,357,150

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

	For the Years Ended December 31,
	2022	2021	2020
Revenues, net	$20,283,245	$21,713,138	$11,158,820
Gross profit	$7,008,493	$7,654,308	$4,452,517
Income from operations	$2,921,322	$3,935,411	$2,469,504
Net income	$2,932,363	$3,202,212	$2,423,941

The revenue-producing assets held by VIE and VIE’s subsidiaries comprise mainly of property, plant and equipment, and intangible assets that consist of land use rights. The VIE and VIE’s subsidiaries contributed an aggregate of 100% of the Company’s consolidated revenues for the years ended December 31, 2022, 2021 and 2020.

Initial Public Offering

On March 31, 2023, the Company closed its initial public offering (the “Offering”) of 2,062,500 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $8.25 million before deducting underwriting discounts and offering expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 309,375 Ordinary Shares at the public offering price. On May 2, 2023, the underwriter exercised the over-allotment option in full for total gross proceeds of $1,237,500 before deducting underwriting discounts and commissions. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “HLP” on March 29, 2023.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Noncontrolling Interest

Noncontrolling interest on the consolidated balance sheets results from the consolidation of Haozhen, a 70% owned subsidiary starting from September 18, 2020. For the years ended December 31, 2022, 2021 and 2020, Haozhen did not commence any operation and the portion of the income or loss applicable to the noncontrolling interest in subsidiary for the years ended December 31, 2022, 2021 and 2020 is nil.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventory write-down, useful lives of property, plant and equipment and intangible assets, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred. Gain (loss) from foreign currency transactions recognized and included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2022, 2021 and 2020, amounted to approximately $197,000, $(43,000) and $(102,000), respectively.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31, 2022	December 31, 2021	December 31, 2020
Year-end spot rate	US$1 = 6.8983 RMB	US$1 = 6.3731 RMB	US$1 = 6.5378 RMB
Average rate	US$1 = 6.7299 RMB	US$1 = 6.4512 RMB	US$1 = 6.9003 RMB

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value Measurement

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, and other current assets, accounts payable, short-term bank borrowings and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — Quoted prices in active markets for identical assets and liabilities.

●	Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, notes receivable, accounts receivable, net, inventories, net, prepaid expense and other current assets, accounts payables, income tax payable, accrued expenses and other current liabilities and short-term loans approximate the fair value of the respective assets and liabilities as of December 31, 2022 and 2021 owing to their short-term or present value nature or present value of the assets and liabilities.

Earnings per Share

Under the provisions of ASC 260, “Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of ordinary shares outstanding for the periods presented. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that would then share in the income of the company, subject to anti-dilution limitations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC.

Restricted Cash

Restricted cash consists of cash deposited with the PRC bank and used as collateral to secure the Company’s note receivable payments. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. The Company adopted the updated guidance and presented restricted cash within the ending cash, cash equivalents, and restricted cash balance on the Company’s consolidated statement of cash flows for the periods presented.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management’s review of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts, when account receivables are deemed uncollectible, after all means of collection efforts have been exhausted and the potential for recovery is considered remote. The Company has written off an account receivable balance of $7,296 and $nil as of December 31, 2022 and 2021, respectively. The Company had no allowance for doubtful accounts as of December 31, 2022 and 2021.

Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the weighted average basis. Work-in-progress inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. Finished goods included inventory finished in the Company’s own warehouse and goods in transit, which has not met the criteria of revenue recognition. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or net realizable value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. A write down of potentially obsolete or slow-moving inventory is recorded based on management’s analysis of inventory levels.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Useful Lives
Buildings	30 Years
Machinery equipment	10 Years
Vehicles	4 – 5 Years
Office equipment	5 Years
Tools	3 – 5 Years
Electronic devices	3 – 5 Years

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property, Plant and Equipment, Net (cont.)

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances indicate a change in estimates of useful lives.

Intangible Assets, Net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in the PRC is owned by the government; however, the government grants “land use rights.” The Company has obtained rights to use various parcels of land for between 42 and 46 years. The Company amortizes the cost of the land use rights over their useful life using the straight-line method.

Impairment for Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. There was no impairment of long-lived assets recognized for the years ended December 31, 2022, 2021 and 2020, respectively.

Lease Commitments

The Company has adopted the new lease standard, ASC 842, Leases (Topic 842) for all periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheets for any new or existing lease arrangements with lease terms of twelve months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes optional renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the ROU asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease Commitments (cont.)

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into a sale and leaseback transaction which qualified as failed sale and leaseback transaction as the Company has a purchase obligation to acquire the machinery at the end of the lease term. The asset has been included in the property, plant and equipment, and the amortization is computed based on the shorter of the financing terms or the estimated useful life.

Revenue Recognition

The Company has adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented. Under ASC 606, the Company recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Company expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. Revenue is recognized net of value-added tax.

The Company’s revenue is principally derived from sales of products in domestic and overseas markets. Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the products have been transferred to the customers, which generally occurs upon shipment for overseas customers and acceptance for domestic customers based on the terms of the sales contracts.

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for selling products to customers. The Company does not offer or agree on terms that result in variable consideration during the periods presented. Amounts billed and due from customers are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due. The Company does not grant payment terms greater than one year. Additionally, the Company does not offer promotional payments, customer coupons, rebates or other cash redemptions offers to its customers.

The Company does not have any contract asset. Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2022 and 2021, the Company recorded contract liabilities, included in accrued expenses and other payables, of $57,906 and $169,087, respectively. The Company recognized $124,687, $16,127 and $36,026 of beginning contract liabilities as revenue for the years ended December 31, 2022, 2021 and 2020, respectively. The Company is expected to recognize the December 31, 2022’s ending contract liabilities of $57,906 during the year ended December 31, 2023 as revenues.

The Company’s net revenue segregated by geographic regions is as follows:

	For the Years Ended December 31,
	2022	2021	2020
PRC	$15,285,549	$16,844,113	$7,860,794
Overseas	4,997,696	4,869,025	3,298,026
Total	$20,283,245	$21,713,138	$11,158,820

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Value Added Tax

Hongli Shandong and its subsidiaries are subject to a VAT of 13% for its business practice. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of the product sold. The Company reports revenue net of PRC’s VAT for all the periods presented on the consolidated statements of operations and comprehensive income.

Cost of Revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs, including costs of raw material, contract manufacturers for production, shipping and handling costs, manufacturing and tooling equipment depreciation.

Research and Development Expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, consulting and contractor expenses, testing and tooling materials and other expenses in associated with research and development personnel. The Company recognizes research and development expenses as expense when incurred. Research and development expenses were $1,412,355, $1,466,682 and $643,958 for the years ended December 31, 2022, 2021 and 2020, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses in associated with sales and marketing personnel. The Company recognized $596,620, $641,778 and $291,534 of sales and marketing expenses for the years ended December 31, 2022, 2021 and 2020, respectively.

Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence; it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in the tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expense. No such expenses incurred during the years ended December 31, 2022, 2021 and 2020.

Government Subsidy

Government grants include cash subsidies as well as other subsidies received from various government agencies by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of income and comprehensive income when the relevant performance criteria specified in the grant are met, for instance, locating contact centers in their jurisdictions or helping local employment needs. The government subsidy granted to the Company was $37,740, $18,214 and $530,410 for the years ended December 31, 2022, 2021 and 2020, respectively and included in other income in the consolidated statements of operations and comprehensive income.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Statutory Reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income for the years ended December 31, 2022, 2021 and 2020 consisted of net income and unrealized gain (loss) from foreign currency translation adjustment.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by customer. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued and assesses the impacts on the Company’s consolidated financial position and/or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company has adopted this ASU starting January 1, 2020. The adoption did not pose material impact to the Company’s financial presentation.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for fiscal years beginning after December 15, 2020 and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Company has adopted this ASU starting January 1, 2021. The adoption did not pose material impact to the Company’s financial presentation.

The Company does not believe other recently issued but not yet effective accounting standards would have a material effect on its consolidated financial position, statements of operations and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2022	2021
Accounts receivable, gross	$7,429,904	$5,009,547
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$7,429,904	$5,009,547

As of December 31, 2022, accounts receivable due from Weichai LOVOL Heavy Industry Co. Ltd (“LOVOL”) recorded at approximately RMB13.5 million (or $2.0 million), was pledged as collaterals to secure the factoring loan with recourse with Shandong Heavy Industry Finance (see Note 9).

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 4 — NOTES RECEIVABLE

Notes receivable consisted of the following bank acceptance notes:

	As of December 31,
	2022	2021
Due in the first quarter of 2022	$-	$49,378
Due in the second quarter of 2022	-	761,537
Due in the third quarter of 2022	-	81,592
Due in the first quarter of 2023	116,280	-
Due in the second quarter of 2023	94,589	-
Due in the third quarter of 2023	91,906	-
Total	$302,775	$892,507

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full-face amounts from the financial institution at maturity, which bears no interest and generally ranges from six to twelve months from the date of issuance.

NOTE 5 — INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2022	2021
Raw materials	$896,766	$664,329
Work in progress	1,324,655	1,956,206
Finished goods	399,022	354,914
Subtotal	2,620,443	2,975,449
Reserve for obsolete inventory	(6,894)	(7,462)
Total	$2,613,549	$2,967,987

The Company recognized reversal of inventory reserve of nil, $3,011 and nil for the years ended December 31, 2022, 2021 and 2020, respectively. The write-down in the value of inventory was based on the management’s specific analysis of future product cycle and was included in the cost of revenues.

NOTE 6 — PREPAID EXPENSE AND OTHER CURRENT ASSETS

The current portions of prepaid expense and other current assets consist of the following:

	As of December 31,
	2022	2021
Prepaid operating cost	$511,453	$839,417
Prepaid service cost	1,024,386	912,494
Deductible input VAT	-	134,111
Others	68,295	108,985
Total	$1,604,134	$1,995,007

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2022	2021
Buildings	$9,165,874	$1,971,463
Machinery equipment and tools	5,158,903	4,867,159
Electronic devices	104,020	74,206
Office equipment	21,829	14,337
Vehicles	387,780	352,921
Construction in progress	1,057,565	574,016
Subtotal	15,895,971	7,854,102
Less: accumulated depreciation	(3,595,480)	(3,230,949)
Property, plant and equipment, net	$12,300,491	$4,623,153

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $615,050, $563,120 and $499,449, of which $546,305, $507,072 and $354,618 were included in cost of revenues, respectively, and of which $68,745, $56,048 and $144,831 were included selling, general and administrative expenses, respectively.

As of December 31, 2022 and 2021, certain properties were pledged as collaterals to secure the Company’s bank loans from Rural Commercial Bank of Shandong and Bank of Weifang (see Note 9).

During the years ended December 31, 2022, 2021 and 2020, respectively, the Company did not record impairment to its property, plant and equipment.

NOTE 8 — INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2022	2021
Land use rights	$5,212,049	$961,868
Less: accumulated amortization	(250,168)	(239,509)
Intangible assets, net	$4,961,881	$722,359

Amortization expense for the years ended December 31, 2022, 2021 and 2020 amounted to $29,618, $22,715 and $21,236, of which $16,074, $10,222 and $9,556 were included in cost of revenues, respectively, and of which $13,544, $12,493 and $11,680 were included selling, general and administrative expenses, respectively.

As of December 31, 2022, certain land use rights were pledged as collaterals to secure the Company’s bank loan from Bank of Weifang (see Note 9).

During the years ended December 31, 2022, 2021 and 2020, the Company had no impaired intangible assets.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 8 — INTANGIBLE ASSETS, NET (cont.)

Amortization of intangible assets attributable to future periods as of December 31, 2022 is as follows:

Amortization amount
2023	$115,400
2024	115,400
2025	115,400
2026	115,400
2027	115,400
Thereafter	4,384,881
Total	$4,961,881

NOTE 9 — LOANS

Loans represent amounts due to various banks and financial institution on scheduled payment dates set out in the loan agreements. These loans are secured by collaterals or guarantees and are classified as short term or long term based on their respective maturities.

Short-term loans

Short-term loans consisted of the following at December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Rural Commercial Bank of Shandong*(1)	$2,754,301	$2,981,280
Bank of Weifang*	-	470,729
Postal Savings Bank of China (“PSBC”)* (2)	724,816	313,819
Industrial and Commercial Bank of China*	652,335	784,548
Shandong Heavy Industry Group Finance Co., Ltd. (“Shandong Heavy Industry Finance”)(3)	1,159,706	1,104,643
Bank of Beijing*	434,890	-
Zheshang Bank	289,927	-
Total	$6,015,975	$5,655,019

*	The loans outstanding as of December 31, 2022 and 2021 that were matured were fully repaid upon their maturity.

For the years ended December 31, 2022 and 2021, the Company entered into various loan agreements with the aforementioned banks and financial institution for an aggregated amount of approximately $6.69 million and $5.94 million, respectively, to facilitate its operations. Interest rates for the loans outstanding during the years ended December 31, 2022 and 2021 range from 4.35% to 8.00% per annum for both periods. All of the short-term loans mature within one year.

(1)	As of December 31, 2022 and 2021, properties recorded at approximately $3.04 million and $3.29 million, respectively, was pledged as collaterals to secure one of the short-term loans from Rural Commercial Bank of Shandong (see Note 7). In addition, the Company pledged its patents as collaterals to secure the other short-term loans from Rural Commercial Bank of Shandong.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 9 — LOANS (cont.)

(2)	The balance payable to the PSBC as of December 31, 2021 pertains to borrowings under a line of credit arrangements for purchase of raw materials, which allow the Company to borrow revolving loans, which, upon borrowing, reduce the amount available for other extensions of credit up to a cumulative total RMB2.0 million, or approximately $314,000, from November 30, 2021 to November 29, 2023, the agreement was terminated in November 2022. On November 30, 2022, the Company and two of its related parties, jointly entered into a line of credit loan agreement with PSBC, which allow the Company to borrow revolving loans, which, upon borrowing, reduce the amount available for other extensions of credit up to a cumulative total RMB5.0 million, or approximately $725,000, from November 30, 2022 to November 29, 2024.

(3)	In August 2021, the Company entered into a factoring contract with recourse with Shandong Heavy Industry Finance, pursuant to which the Company may borrow from Shandong Heavy Industry Finance up to a cumulative total RMB10 million, or approximately $1.6 million, from August 9, 2021 to July 28, 2022 at an annual effective interest rate of 6.2%. On July 25, 2022, the Company renewed a factoring contract with recourse with Shandong Heavy Industry Finance, pursuant to which the Company may borrow from Shandong Heavy Industry Finance up to a cumulative total RMB23 million, or approximately $3.4 million, from July 25, 2022 to July 24, 2023 at an annual effective interest rate of 5.7%. As of December 31, 2022, the Company obtained loans under the factoring agreement at the total amount of RMB8.0 million (or approximately $1.2 million) by factoring the account receivables due from the Company’s largest customer, LOVOL. Shandong Heavy Industry Finance has the right of recourse to the Company, and as a result, these transactions were recognized as short-term loans. The loans are secured by up to RMB13.5 million (or $2.0 million) of the Company’s accounts receivable due from LOVOL.

Substantially all outstanding short-term loans as of December 31, 2022 and 2021 were guaranteed by the CEO and the family members of the CEO, companies owned by those family members, and certain third-party companies. The Company engages companies in other industries to provide guarantees for its short-term loans. The Company agrees to provide guarantees for the short-term loans borrowed by these third-party companies in exchange for their guarantee provided to the Company. See Note 15.

Interest expense pertaining to the above short-term loans for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $317,000, $288,000 and $237,000, respectively, which included in the financing expenses in the Company’s consolidated statements of operations and comprehensive income.

Long-term loan

On December 21, 2022, the Company entered into a loan agreement with Bank of Weifang to borrow approximately $10.1 million (RMB 70 million) for the acquisition of Yingxuan Assets. The loan has a fixed 35-month term with a maturity date on November 4, 2025, and bears an annual interest rate of 6.8%. The loan is required to be repaid in 6 semi-annually instalment payments within the loan terms. The loan was guaranteed by the CEO and the family members of the CEO, and certain third-party company. In addition, the Company pledged its properties and land use rights recorded at approximately $6.5 million and $4.3 million as collaterals to secure this loan, respectively. The loan was subsequently fully repaid in April 2023 without penalty of prepayment of the date thereof.

The future maturities of the long-term loan as of December 31, 2022 were as follows:

Twelve months ending December 31,	Future repayment
2023	$2,899,265
2024	2,899,265
2025	4,348,898
Total	$10,147,428

Interest expense pertaining to the above loan for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $22,000, $nil and $nil, respectively, which included in the financing expenses in the Company’s consolidated statements of operations and comprehensive income.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 10 — SECURITY DEPOSIT RECEIVED FOR SALES OF ASSETS

On April 1, 2023, the Company entered into a final assets transfer agreement with Changle Youyi Plastic Technology Co., Ltd. (“Changle Youyi”), pursuant to which the Company will sell its old factory, including the land use right of one parcel of industrial land, factory buildings, machinery equipment and tools (collectively, the “Old Factory Assets”) for a total consideration of approximately RMB12.5 million (approximately $1.8 million). As the intention for such purchase, Changle Youyi paid security deposit of RMB10.0 million (approximately $1.4 million) in December 2022, and the amount was recorded as security deposit received for sales of assets on the balance sheet as of December 31, 2022. The completion of this sale of Old Factory Assets is pending on the status of the assets title transfer. The Company expects to complete the assets title transfer by the end of May 2023 and the remaining balance of approximately RMB2.5 million (approximately $0.4 million) is also expected to be received by the end of May 2023.

NOTE 11 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2022	2021
Salary and welfare payable	$192,832	$425,879
VAT and other taxes payables	396,451	24,974
Interest payable	34,565	1,898
Deferred revenue	57,906	169,087
Other accrued expenses	273,922	186,636
Total	$955,676	$808,474

Failed sale and leaseback

For the years ended December 31, 2022 and 2021, the Company entered into three sale and leaseback agreements for a 2-year lease of four machineries. The lease agreement offers the Company a bargain purchase option to purchase the machineries at the end of lease term for RMB100. The management evaluated the carrying amount of the underlying assets at the end of lease term and their difference between the bargain purchase consideration, and concluded that the Company is reasonably certain to exercise the bargain purchase option. This qualifies the leases as failed sale and leaseback transactions and the Company accounts for leases as financing transactions.

The related current portion financing liabilities as of December 31, 2022 and 2021 of $245,532 and $175,428, respectively, are included in accrued expenses and other payables. The non-current portion of $42,220 and $378,799 as of December 31, 2022 and 2021, respectively, are presented as long-term payables on the accompanying consolidated balance sheets.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 12 — LEASES

The Company entered into several lease agreements to lease machineries to facilitate its manufacturing. The original lease terms range from 13 months to three years. The lease granted the Company an option to purchase the underlying asset at the end of the lease term at a consideration of RMB0 or RMB100. The Company assessed the purchase price in relation to the value of the leased assets and accounted for the leases as finance leases.

The Components of lease expenses were as follows:

	For the Years Ended December 31,
	2022	2021	2020
Finance lease Cost:
Amortization of right-of-use assets	$10,744	$115,954	$162,611
Interest on lease liabilities	28,549	20,207	10,415
Total finance lease cost	$39,293	$136,161	$173,026

Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from finance leases	$28,549	$20,207	$10,415
Financing cash flow from finance leases	$581,549	$770,242	$119,014

Right-of-use assets obtained in exchange for lease obligations:
Finance leases	$151,048	$1,355,557	$-

Supplemental balance sheet information related to leases was as follows:

	December 31, 2022	December 31, 2021
Finance lease right-of-use assets	$1,299,217	$1,372,169
Finance lease liabilities-current	$315,780	$533,808
Finance lease liabilities, non-current	46,623	292,130
Total finance lease liabilities	$362,403	$825,938
Weighted-average remaining lease term (years)	1.14	2.02
Weighted-average discount rate	5.44%	5.75%

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 12 — LEASES (cont.)

The following table summarizes the maturity of our finance lease liabilities as of December 31, 2022:

2023	$326,081
2024	47,186
Total	373,267
Less imputed interest	(10,864)
Total lease liabilities	$362,403

NOTE 13 — INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Hongli HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 on its taxable income generated from operations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

United States

The Company and its Subsidiaries have no presence in the United States and does not conduct business in the United States, accordingly no United States Income Tax should be imposed upon the Company and its Subsidiaries.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all PRC companies, including both domestic and foreign-invested companies.

Hongli Shandong obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2017. Therefore, Hongli Shandong is eligible to enjoy a preferential tax rate of 15% from 2017 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Hongli Shandong has further extended its HNTE qualification at the end of 2020 for another three years.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 13 — INCOME TAXES (cont.)

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income were as follows:

	For the Years Ended December 31,
	2022	2021	2020
Current tax provision	$264,467	$263,080	$239,496
Deferred tax provision	15,602	-	-
Income tax expense	$280,069	$263,080	$239,496

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the Years Ended December31,
	2022	2021	2020
PRC statutory income tax rate	25%	25%	25%
Effect of income tax exemptions and reliefs	(10)%	(10)%	(10)%
Effect of deferred offering costs deducted for tax purpose	-	(1)%	-
Effect of additional deduction allowed for tax purposes	(6)%	(6)%	(6)%
Effective tax rate	9%	8%	9%

The tax effects of temporary differences that give rise to the deferred liability were as follows:

	December 31, 2022	December 31, 2021
Advance payment for professional service	$15,221	$-
Deferred tax liability	$15,221	$-

Aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC that are available for distribution at December 31, 2022 and 2021 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC.

The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2022 and 2021, the Company has not declared any dividends.

As of December 31, 2022 and 2021, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of December 31, 2022, income tax returns for the tax years ended December 31, 2018 through December 31, 2022 remain open for statutory examination by PRC tax authorities.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 13 — INCOME TAXES (cont.)

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2022 and 2021. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company’s management has evaluated the Company’s tax positions and concluded that provision for uncertainty in income taxes was not necessary as of December 31, 2022 and 2021.

NOTE 14 — CONCENTRATIONS

Customer concentration risk

For the years ended December 31, 2022, 2021 and 2020, three customers accounted for 48%, 46% and 35%; 23%, 19% and 27%; and *%, *% and 17%, respectively, of the Company’s total revenues. As of December 31, 2022 and 2021, the two customers accounted for 49% and 63%; and 13% and 15%, respectively, of the Company’s total outstanding balance of accounts receivable.

*	represents less than 10%.

Vendor concentration risk

For the years ended December 31, 2022, 2021 and 2020, one vendor accounted for 50%, 65%, and 62% of the Company’s total purchase, respectively. One vendor accounted for 37% and 47% of the Company’s total outstanding accounts payable as of December 31, 2022 and 2021, respectively.

Exchange Rate Risks

The Company’s PRC subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of December 31, 2022 and 2021, the RMB denominated cash and cash equivalents amounted to $1,669,235 and $216,754, respectively.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 14 — CONCENTRATIONS (cont.)

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and trade accounts receivable. All of our cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 for each financial institution. The Company’s total unprotected cash held in bank amounted to approximately $1,781,000 and $232,000 as of December 31, 2022 and 2021, respectively. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

NOTE 15 — RELATED PARTY

The related parties had transactions for the years ended December 31, 2022 and 2021 consist of the following:

Name of the related parties	Nature of relationship
Jie Liu	CEO of the Company
Yuanqing Liu	Family member of the CEO, Father of the CEO
Ronglan Sun	Family member of the CEO, Mother of the CEO
Hongyu Hao	Family member of the CEO and Vice President of Purchase Department
Huimin Lv	CEO assistant of the Company and Vice President of HR & Administration.
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Li Liu	Family member of the CEO, Sister of the CEO
Yongqing Dong	Family member of the CEO

Amount due from a related party:

	As of December 31,
	2022	2021
Huimin Lv	$-	$1,503
Total	$-	$1,503

Amount due to related parties:

	As of December 31,
	2022	2021
Jie Liu	$56,762	$22,392
Hongyu Hao	545,054	73,850
Yuanqing Liu	-	22,328
Yongqing Dong	5,362	2,410
Huimin Lv	58	-
Total	$607,236	$120,980

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 15 — RELATED PARTY (cont.)

As of December 31, 2022 and 2021, balance due from and due to related parties primarily represent monetary advancements and repayments by the related parties for its normal course of business. The amount advanced from and repaid to related parties for the years ended December 31, 2022, 2021 and 2020 were $1,768,123 and $1,258,835, $993,359 and $1,052,223, and $5,423,445 and $4,971,887, respectively. All the amount due to related parties were fully repaid by the Company as the date of this report.

NOTE 16 — SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of December 31, 2022 and 2021 were presented after giving retroactive effect to the reorganization of the Company that was completed on April 12, 2021. Immediately before and after the reorganization, the shareholders of Hongli Shandong controlled Hongli Group or the Company. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control.

Ordinary shares

On February 9, 2021, Hongli Cayman was incorporated in the Cayman Islands. Hongli Cayman issued 97 Ordinary Shares at $0.0001 par value per share to Hongli Development Limited (“Hongli Development”) and issued 3 Ordinary Shares at $0.0001 par value per share to Hongli Technology Limited (“Hongli Technology”).

On March 28, 2022, the Company’s shareholders approved an issuance of 17,999,900 new Ordinary Shares at par value $0.0001 per share, among which, 17,459,903 new Ordinary Shares were issued to Hongli Development and 539,997 new Ordinary Shares were issued to Hongli Technology, which share issuances were equivalent to a forward split of the Company’s outstanding Ordinary Shares at an approximate or rounded ratio of 180,000-for-1 share. As a result, the Company had $50,000 divided into 500,000,000 Ordinary Shares with a par value of $0.0001 per share.

On September 13, 2022, the current existing shareholders of the Company surrendered 1,500,000 Ordinary Shares in total, of which Hongli Development Limited surrendered 1,455,000 Ordinary Shares and Hongli Technology Limited surrendered 45,000 Ordinary Shares, respectively. Furthermore, Hongli Development Limited surrendered another 6,500,000 Ordinary Shares on December 1, 2022. As a result, 10,000,000 Ordinary Shares were issued and outstanding as of December 31, 2022 and 2021, respectively, among which, Hongli Development Limited holds 9,505,000 Ordinary Shares and Hongli Technology Limited holds 495,000 Ordinary Shares, respectively. The shares and per share data are presented on a retroactive basis as if the reorganization, share issuance, and share surrender made by the current existing shareholders of the Company had been in existence from the earliest period presented.

Initial Public Offering

On March 31, 2023, the Company closed its Offering of 2,062,500 Ordinary Shares at a public offering price of $4.00 per share for total gross proceeds of $8.25 million before deducting underwriting discounts and offering expenses. Net proceeds of the Company’s Offering were approximately $7.2 million. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 309,375 Ordinary Shares at the public offering price. On May 2, 2023, the underwriter exercised the over-allotment option in full for total gross proceeds of $1,237,500 before deducting underwriting discounts and commissions. Net proceeds of our over-allotment option were approximately $1.1 million. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “HLP” on March 29, 2023.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 17 — SURPLUS RESERVE

The surplus reserves in the consolidated balance sheets mainly include the Company’s statutory reserve. In accordance with the relevant laws and regulations of the PRC, the Company is required to set aside at least 10% of its respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of its respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. During the years ended December 31, 2022, 2021 and 2020, no earnings were appropriated to surplus reserve.

The statutory reserve of Hongli Shandong amounted to $370,683 and $370,683 as of December 31, 2022 and 2021.

NOTE 18 — Commitment

Yingxuan Acquisition

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, buildings, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately RMB 125.0 million (approximately $18.1 million). During the year ended December 31, 2021, Hongli Shandong paid the deposit of RMB 15.0 million (approximately $2.2 million) from its working capital.

Following the signing of the letter of intent, in January 2021, Hongli Shandong signed asset transfer agreements with Yingxuan regarding the acquisition of the Yingxuan Assets. Pursuant to the asset transfer agreements, Hongli Shandong agreed to pay for the acquisition price in installments for approximately RMB 52.0 million (approximately $7.5 million), RMB 47.0 million (approximately $6.8 million) and RMB 11.0 million (approximately $1.6 million), respectively, by the end of December 31, 2021, 2022 and 2023. The installments bear an annual interest of 7%. However, as mutually agreed, Hongli Shandong did not pay the agreed installment in fiscal year 2021 due to the delay of the acquisition of Yingxuan Assets, and Hongli Shandong made a prepayment of RMB 7.8 million (approximately $1.1 million) for the year ended December 31, 2021. The title of use rights of two parcels of industrial land, buildings, facilities and infrastructure for consideration of approximately RMB 85.2 million (approximately $12.4 million) were transferred to Hongli Shandong on June 13, 2022.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement with Yingxuan. Based on the mutual agreement between the Hongli Shandong and Yingxuan, the annual interest of 7% was waived as the transfer of Yingxuan Assets was delayed due to the impact of the COVID-19 pandemic and the total consideration was adjusted to RMB 151.4 million (approximately $21.9 million) given effect of the demolition compensation to be assigned to Hongli Shandong. Meanwhile, both parties also agreed that the demolition compensation to be reimbursed by the local government in relation to Yingxuan Assets will belong to the Hongli Shandong.

As of December 31, 2022, Hongli Shandong paid a total of approximately RMB 109.6 million (approximately $15.9 million), among which approximately RMB 24.4 million (approximately $3.5 million) was recorded as prepayment for the purchase of Yingxuan Assets on the consolidated balance sheets. The remaining payments of approximately RMB 41.8 million (approximately $6.0 million) will be paid by up to 30% of the proceeds from the offering and working capital of Hongli Shandong, and it is expected to be paid by December 31, 2023. Pursuant to the supplement agreement, the legal title of the remaining Yingxuan Assets will be transferred to Hongli Shandong within 30 days upon the payment of the remaining RMB 41.8 million (approximately $6.0 million) to Yingxuan.

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 19 — RESTRICTED NET ASSETS OR PARENT COMPANY’S CONDENSED FINANCIAL STATEMENTS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries.

	As of December 31,
	2022	2021
PRC entities
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2022 and 2021*	$1,000	$1,000
Additional paid-in capital	609,601	609,601
Statutory reserves	370,683	370,683
Total restricted net assets	$981,284	$981,284

*	The share amounts are presented on a retroactive basis

There were no reportable transactions as of December 31, 2022 and 2021 as the parent company was formed in 2021 and only serves as a holding company with minimal transactions.

NOTE 20 — SUBSEQUENT EVENTS

On January 6, 2023, the Company entered into a loan agreement with Bank of Beijing to borrow approximately $0.4 million (RMB3.0 million) as working capital for one year, with a maturity date of January 6, 2024. The loan bears a fixed interest rate of 4.3% per annum. The loan was guaranteed by the CEO and the family member of the CEO.

On February 14, 2023, the Company entered into a loan agreement with Bank of Rizhao to borrow approximately $0.1 million (RMB1.0 million) as working capital for one year, with a maturity date of February 14, 2024. The loan bears a fixed interest rate of 5.5% per annum. The loan was guaranteed by the CEO and the family members of the CEO.

On March 9, 2023, the Company entered into a loan agreement with Industrial and Commercial Bank of China to borrow approximately $0.7 million (RMB4.5 million) as working capital for one year, with a maturity date of March 8, 2024. The loan bears a fixed interest rate of 4.35% per annum. The loan was guaranteed by the family members of the CEO.

On March 20, 2023, the Company entered into a loan agreement with Zhongjin Jiarun (Beijing) Jewellery Co., Ltd., a third party, to borrow approximately $0.7 million (RMB5.0 million) as working capital for one year, with a maturity date of March 20, 2024. The loan bears a fixed interest rate of 7.0% per annum.

On April 21, 2023, Hongli Shandong entered an entrusted loan agreement with Bank of Weifang (the “Entrustee”) and WFOE (the “Entruster”) to borrow approximately $7.2 million (RMB49.8 million) as working capital for three years, with a maturity date of April 20, 2026. The loan bears a fixed interest rate of 2.0% per annum. The loan is required to be repaid in 6 semi-annually instalment payments within the loan terms. Each payment of the first five instalments is $1,450 (RMB10,000) and the final instalment is approximately $7.2 million (RMB49.75 million).

HONGLI GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 20 — SUBSEQUENT EVENTS (cont.)

On April 23, 2023, the Company entered into a loan agreement with Bank of Weifang to borrow approximately $1.45 million (RMB10.0 million) as working capital for three years, with a maturity date of April 22, 2026. The loan bears a fixed interest rate of 4.0% per annum. The loan is required to be repaid in 6 semi-annually instalment payments within the loan terms. Each payment of the first five instalments is approximately $0.01 million (RMB0.1 million) and the final instalment is approximately $1.4 million (RMB9.5 million). The loan is guaranteed by the CEO, the family members of the CEO, and Jiekenuosen (Shandong) Lubricating Oil Technology Co., Ltd., a related-party that is controlled by the family member of the CEO.

On April 28, 2023, the Company entered into a loan agreement with Rural Commercial Bank of Shandong to borrow approximately $2.0 million (RMB14.0 million) as working capital for three years, with a maturity date of April 27, 2026. The loan bears a fixed interest rate of 4.1% per annum. The loan is required to make the first instalment payment in June 2023, then 5 semi-annually instalment payments within the remaining term of the loan, and the last instalment to be paid at the maturity date. Each payment of the first six instalments is $1,450 (RMB10,000) and the final instalment is approximately $2.0 million (RMB13.94 million). The loan was guaranteed by the CEO and the family members of the CEO. In addition, the Company pledged its properties as collaterals to secure this loan.

In April 2023, to repay the long-term bank loan from Bank of Weifang, the Company borrowed an aggregate of approximately $4.1 million (approximately RMB 28.0 million) from Jie Liu, the CEO of the Company. The borrowings are unsecured, non-interest bearing, and due on demand. As of the date of this annual report, approximately $2.8 million (approximately RMB 19.3 million) has been returned to Jie Liu, and the remaining balance is expected to be repaid before December 31, 2023.

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2022 to the filing date of these consolidated financial statements, and has determined that, there are no additional material subsequent events to disclose in these consolidated financial statements other than as disclosed above.