Form 20-F
period 2023-12-31
Hongli Group Inc.
filed 2024-04-30
CIK 1855557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

Tel: +86 0536-2185222

(Address of principal executive offices)

Jie Liu, Chief Executive Officer

Tel: +86 0535-2180886

Email: zongjingban@hongli-profile.com

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

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

As of December 31, 2023, the issuer had 12,238,750 Ordinary Shares issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

●	Unless specifically described otherwise, as used in this Annual Report (except in the context of describing our consolidated financial information), the terms “we,” “us,” “our company,” “our”, and “Hongli” refer to Hongli Group Inc., a Cayman Islands holding company, and its subsidiaries;

●	“Controlling Shareholder” refers to Jie Liu;

●	“CRF” refers to cold roll forming.

●	“CNC” refers to computer number control.

●	“Hongli Cayman” refers to Hongli Group Inc., a Cayman Islands exempted company.

●	“Hongli Development” refers to Hongli Development Limited, a British Virgin Islands company.

●	“Hongli Technology” refers to Hongli Technology Limited, a British Virgin Islands company.

●	“Hongli HK” refers to Hongli Hong Kong Limited, a Hong Kong company.

●	“Hongli Shandong” and/or “VIE” refer to Shandong Hongli Special Section Tube Company Limited, a PRC company.

●	“Haozhen Beijing” refers to Beijing Haozhen Heavy Industry Technology Company Limited, a PRC company.

●	“Hongli WFOE” refers to Shandong Xiangfeng Heavy Industry Co., Ltd., a PRC company.

●	“Maituo Shandong” refers to Shandong Maituo Heavy Industry Company Limited, a PRC company.

●	“Haozhen Shandong” refers to Shandong Haozhen Heavy Industry Technology Company Limited, a PRC company.

●	“the PRC operating entities” refers to the VIE, Hongli Shandong, and its subsidiaries.

●	“ROP” refers to a rollover protective structure.

●	“China” and “PRC” refer to the People’s Republic of China, including, for the purposes of this Annual Report, Macau and Hong Kong.

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Hongli Group, Inc., par value $0.0001 per share;

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of mainland China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023 and 2022.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 7.0999 to USD 1, the year-end spot rate on December 31, 2023 or at the rate of RMB 7.0809 to USD 1, the average rate for the year ended December 31, 2023.    Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used in this Annual Report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

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

Due to PRC legal  restrictions on foreign ownership in certain sectors or other matters, such as telecommunications and the internet, many China-based operating companies had to list on a U.S. exchange through Contractual Arrangements, or a VIE structure, without a direct ownership in main operating entities. However, even though the business of some other China-based operating companies, including Hongli Shandong, is not within any sensitive sector that Chinese law prohibits or restricts direct foreign investment in, some China-based operating companies, as well as Hongli Shandong, at the discretion of the management, still selected to utilize such VIE structure to list overseas to avoid the substantial costs and time. If Hongli Shandong had selected to directly list on a U.S. exchange without such Contractual Arrangements, Hongli Shandong would be required to obtain certain regulatory approvals in connection with the conversion of the PRC operating entities into wholly foreign owned entities which would take the Company approximately 3-6 months to complete, without certainty when the conversion would be completed successfully. As a result, management elected to pursue the VIE structure, at which time that the PRC government did not initiate a series of regulatory actions and statements to regulate business operations in China including enhancing supervision over the use of variable interest entities for overseas listing.

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over the use of variable interest entities for overseas listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As we chose such VIE structure, we understand that we are subject to certain risks and uncertainties that may not otherwise exist if we had direct equity ownership in the operating entities. The VIE structure has inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the Contractual Arrangements. See “Item 3. Key Information — D. Risk Factors — We rely on Contractual Arrangements with the VIE and the shareholders of the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.” We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the Contractual Arrangements with Hongli Shandong, its founders and owners, in PRC because all of our Contractual Arrangements are governed by the mainland China laws and provide for the resolution of disputes through arbitration in the PRC, where the legal environment is not as developed as in the United States. See “Item 3. Key Information — D. Risk Factors — Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our results of operation.” Furthermore, these Contractual Arrangements may not be enforceable in China if PRC government authorities or courts take a view that such Contractual Arrangements contravene applicable PRC laws and regulations or are otherwise not enforceable for public policy reasons. See “Item 3. Key Information — D. Risk Factors — The Chinese government exerts substantial influence over the manner in which we and the PRC operating entities must conduct business activities. We or the PRC operating entities are currently not required to obtain permissions or approval from Chinese authorities or agencies to list on U.S. exchanges nor for the execution of Contractual Arrangements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities or agencies to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” In the event we are unable to enforce these Contractual Arrangements, we may not be able to consolidate the financial results of Hongli Shandong, and our results of operation may be materially and adversely affected. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

Permission Required from the PRC Authorities for the VIE’s Operation.

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

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which went effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, but they shall be required to file with the CSRC within three working days from the completion of any subsequent offerings.

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

Dividend Distributions or Transfers of Cash among Hongli Cayman, Its Subsidiaries, and the PRC Operating Entities

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

Hongli Cayman is a holding company with no material operations of its own and does not directly generate any revenue. Cash proceeds raised from overseas financing activities, including the cash proceeds from any securities offering, may be transferred by Hongli Cayman to Hongli HK, and then transferred to Hongli WFOE via capital contribution or shareholder loans, as the case may be. Cash proceeds may flow to the VIE from Hongli WFOE pursuant to certain contractual agreements between Hongli WFOE and the VIE as permitted by the applicable PRC regulations. The process for sending such proceeds back to the mainland China may be time-consuming after the closing of the offering. We may be unable to use these proceeds to grow the business of the PRC operating entities until the PRC operating entities receive such proceeds in mainland China. Any transfer of funds by the offshore holding company to the entities in the PRC, either as a loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in mainland China. Any foreign loans procured by the PRC operating entities and Hongli WFOE is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) or its local branches or satisfy relevant requirements, and Hongli WFOE may not procure foreign loans which exceed the difference between their respective total project investment amount and registered capital or 2.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of Hongli WFOE, and the VIE may not procure foreign loans which exceed 2.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of the VIE. According to the applicable PRC regulations on foreign-invested enterprises in mainland China, capital contributions to the PRC operating entities are subject to the filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Mainland China regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the initial offering or any future offering to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand the business of the PRC operating entities.”

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

Financial Information Related to the VIE

The following tables present selected condensed consolidating statements of income and comprehensive income, and cash flows for the years ended December 31, 2023 and 2022, and the selected condensed consolidating balance sheets as of December 31, 2023 and 2022, which showing financial information for parent company, Hongli Cayman, its subsidiaries (Hongli HK and Hongli WFOE), the VIE and its subsidiaries, eliminating entries and consolidated information.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2023
	Hongli Cayman (Cayman Islands)		Subsidiary (Hong Kong)		Hongli WFOE (Mainland China)		VIE and Its Subsidiaries		Eliminations		Consolidated Total
Revenues	$		$		$			$15,997,954	$			$15,997,954
Consulting fee income from VIE and VIE’s subsidiaries	$		$			$800,491	$			$(800,491)	$
Share of income from VIE		$800,491		$800,491	$		$			$(1,600,982)	$
Share of income from subsidiary		$64,242		$299		$(64,541)	$
Benefits through VIE and VIE’s subsidiaries	$		$		$			$-	$		$
Consulting fee in relation to services rendered by Hongli WFOE	$		$		$			$(800,491)		$800,491	$
Net income		$864,722		$800,491		$800,491		$-		$(1,600,982)		$864,722
Comprehensive income (loss)		$590,315		$526,084		$526,084		$(384,754)		$(1,052,168)		$205,561

	For the Year Ended December 31, 2022
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Revenues	$-	$-	$-	$20,283,245	$-	$20,283,245
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$2,932,363	$-	$(2,932,363)	$-
Share of income from subsidiaries	$2,932,363	$2,932,363	$-	$-	$(5,864,726)	$-
Benefits through VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Consulting fee in relation to services rendered by Hongli WFOE	$-	$-	$-	$(2,932,363)	$2,932,363	$-
Net income	$2,932,363	$2,932,363	$2,932,363	$-	$(5,864,726)	$2,932,363
Comprehensive income (loss)	$2,860,779	$2,860,779	$2,860,779	$(874,682)	$(5,721,558)	$1,986,097

	For the Year Ended December 31, 2021
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Revenues	$-	$-	$-	$21,713,138	$-	$21,713,138
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$2,095,301	$-	$(2,095,301)	$-
Share of income from subsidiaries	$2,095,301	$2,095,301	$-	$-	$(4,190,602)	$-
Benefits through VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Consulting fee in relation to services rendered by Hongli WFOE	$-	$-	$-	$(2,095,301)	$2,095,301	$-
Net income	$2,095,301	$2,095,301	$2,095,301	$1,106,911	$(4,190,602)	$3,202,212
Comprehensive income	$2,120,978	$2,120,978	$2,120,978	$1,353,915	$(4,267,633)	$3,449,216

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2023
	Hongli Cayman (Cayman Islands)		Subsidiary (Hong Kong)		Hongli WFOE (Mainland China)		VIE and Its Subsidiaries		Eliminations		Consolidated Total
Cash and cash equivalents		$4,676		$1,766		$74,805		$734,422		$-		$815,669
Consulting fee receivable due from VIE and VIE’s subsidiaries	$		$		$		$		$		$
Total current assets		$7,427,289		$8,368,666		$8,197,189		$11,702,178		$(24,878,430)		$10,816,892
Investments in VIE		$13,890,430		$13,890,430		$13,890,430	$			$(41,671,290)	$
Investments in subsidiaries		$64,242		$64,541						$(128,783)
Exchange adjustments		$(274,407)								$274,407
Accumulated benefits through VIE and VIE’s subsidiaries	$		$		$		$		$		$
Total non-current assets	$		$		$			$21,311,778	$			$21,311,778
Total Assets		$21,107,554		$22,323,637		$22,087,619		$33,013,956		$(66,404,096)		$32,128,670
VIE and subsidiaries profit shared with parent and pledged equity	$			$13,954,672		$13,954,797		$13,890,430		$(41,799,899)	$
Total Liabilities		$1		$22,323,637		$22,087,619		$33,013,956		$(66,404,096)		$11,021,117
Total Shareholders’ Equity		$21,107,553		$-		$-		$-		$-		$21,107,553
Total Liabilities and Shareholders’ Equity		$21,107,554		$22,323,637		$22,087,619		$33,013,956		$(66,404,096)		$32,128,670

	As of December 31, 2022
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	$-	$-	$-	$2,085,033	$-	$2,085,033
Consulting fee receivable due from VIE and VIE’s subsidiaries	$-	$-	$4,981,757	$-	$(4,981,757)	$-
Total current assets	$-	$-	$4,981,757	$14,064,401	$(4,981,757)	$14,064,401
Investments in a subsidiary	$4,981,757	$4,981,757	$-	$-	$(9,963,514)	$-
Accumulated benefits through VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Total non-current assets	$4,981,757	$4,981,757	$-	$22,099,738	$(9,963,514)	$22,099,738
Total Assets	$4,981,757	$4,981,757	$4,981,757	$36,164,139	$(14,945,271)	$36,164,139
Consulting fee payable due to Hongli WFOE	$-	$-	$-	$4,981,757	(4,981,757)	$-
Total Liabilities	$-	$-	$-	$27,671,203	$(4,981,757)	$22,689,446
Total Shareholders’ Equity	$4,981,757	$4,981,757	$4,981,757	$8,492,936	$(9,963,514)	$13,474,693
Total Liabilities and Shareholders’ Equity	$4,981,757	$4,981,757	$4,981,757	$36,164,139	$(14,945,271)	$36,164,139

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2023
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)		Hongli WFOE (Mainland China)		VIE and Its Subsidiaries	Eliminations	Consolidated Total
Net (used in) cash provided by operating activities	$(10)		$(299)		$84,568	$1,517,288	$(716,630)	$884,917
Net cash used in investing activities	$(8,368,965)		$2,065		$(9,562)	$(2,253,634)	$8,376,462	$(2,253,634)
Net cash provided by (used in) financing activities	$8,373,652	$		$		$(586,781)	$(7,404,776)	$382,094

	For the Year Ended December 31, 2022
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by operating activities	$-	$-	$-	$2,493,024	$-	$2,493,024
Net cash used in investing activities	$-	$-	$-	$(11,670,592)	$-	$(11,670,592)
Net cash provided by financing activities	$-	$-	$-	$10,841,222	$-	$10,841,222

	For the Year Ended December 31, 2021
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by operating activities	$-	$-	$-	$1,139,648	$-	$1,139,648
Net cash used in investing activities	$-	$-	$-	$(3,051,348)	$-	$(3,051,348)
Net cash provided by financing activities	$-	$-	$-	$983,364	$-	$983,364

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIE

Balance, January 1, 2021	$8,039,380
Comprehensive income for the year	3,449,216
Balance, December 31, 2021	11,488,596
Comprehensive income for the year	1,986,097
Balance, December 31, 2022	13,474,693
Comprehensive income for the year	1,986,097
Balance, December 31, 2023	13,680,265
Comprehensive income for the year	$205,561

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

Risks Related to the Business and Industry of the PRC Operating Entities

Risks and uncertainties related to the business and industry of the PRC operating entities include, but are not limited to, the following:

●	The business of our PRC operating entities rely heavily on their workforce, which is exposed to a wide range of operational hazards typical for the steel-making industry. These hazards arise from working at industrial sites, operating heavy machinery and performing other hazardous activities.

●	The PRC operating entities had 3 major customers. However, there can be no assurance that the PRC operating entities will maintain or improve the relationships with customers who do not have long-term contracts with them.

●	The PRC operating entities have been dependent upon bank loans and proceeds received from their shareholders’ equity contributions to meet their capital requirements in the past. We cannot assure you that the PRC operating entities will be able to obtain capital in the future to meet their capital requirements for their products development and to maintain operations and improve financial performance.

●	For effective growth management, the PRC operating entities will be required to continue improving their operations, management, and financial systems and controls. The PRC operating entities’ failure to manage growth effectively may lead to operational and financial inefficiencies, which will have a negative effect on their profitability.

●	One key to the success of the PRC operating entities is their experienced R&D team which enables them to be a “custom-made profile shop” for their customers. The PRC operating entities compete for qualified personnel with other similar products manufacturing companies. Intense competition for these personnel could cause their compensation costs to increase, which could have a material adverse effect on our results of operations and financial performance.

●	The PRC operating entities use a variety of chemicals and produce significant emissions in their manufacturing operations. As such, the PRC operating entities are subject to various national and local environmental laws and regulations in China concerning issues such as air emissions, wastewater discharges, and solid waste management and disposal.

●	We are an exempted Cayman Islands company and substantially all of our assets are located outside of the United States. In addition, all of our directors and officers (except one independent director) are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom (except one independent director) are residents in the United States, and whose significant assets are located outside of the United States.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We have relied and expect to continue to rely on Contractual Arrangements with the VIE to consolidate the financial results of the PRC operating entities. Under the current Contractual Arrangements, we rely on the performance by the consolidated variable interest entities and their shareholders of their obligations under the contracts to consolidate financial results of the VIE.

●	If the VIE or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws.

●	Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the mainland China tax authorities within ten years after the taxable year when the transactions are conducted. We may face material and adverse tax consequences if the mainland China tax authorities determine that the Contractual Arrangements between Hongli WFOE, the VIE, and the shareholders of the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the VIE’s income in the form of a transfer pricing adjustment.

●	The VIE holds certain assets that are material to the operation of its business, including the use right of industrial land and production facilities. We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of its business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

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

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares, including, but not limited to, the following:

●	We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies.

●	We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

●	Our management will have broad discretion in the application of the net proceeds from the initial offering, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree.

●	We currently intend to retain any future earnings to finance the operation and expansion of the business of the PRC operating entities, and we do not expect to declare or pay any dividends in the foreseeable future.

●	The public offering price of our shares is substantially higher than the pro forma net tangible book value per ordinary share of our Ordinary Shares. You will experience immediate and substantial dilution.

Risks Related to the Business and Industry of the PRC Operating Entities

The business of our PRC operating entities involves occupational hazards to their workforce.

The operations of our PRC operating entities rely heavily on their workforce, which is exposed to a wide range of operational hazards typical for the steel-making industry. These hazards arise from working at industrial sites, operating heavy machinery and performing other hazardous activities. Although the PRC operating entities provide their workforce with occupational health and safety training and believe that their safety standards and procedures are adequate, accidents at their sites and facilities have occurred in the past and may occur in the future as a result of unexpected circumstances, failure of employees to follow proper safety procedures, human error or otherwise. If any of these circumstances were to occur in the future, they could result in personal injury, business interruption, possible legal liability, damage to our business reputation and corporate image and, in severe cases, fatalities, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. The PRC operating entities have general liability and workers’ compensation insurance to protect them against such risks, but recoveries under the insurance coverage that we obtain in the future, if any, may not fully offset their costs in the event of a claim.

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

The principal raw material used to manufacture the products of the PRC operating entities is steel. The manufacturing operations of the PRC operating entities depend heavily on the availability of raw materials. The availability of raw materials may decline and their prices may fluctuate greatly. During the fiscal years ended December 31, 2023, 2022 and 2021, Hongli Shandong, the VIE, purchased a total of approximately $3.58 million, $5.20 million and $8.8 million, respectively, of raw materials from Shanghai Wanhe Supply Chain Management Co., Ltd. (“Shanghai Wanhe”), which accounted for approximately 48%, 50% and 65% of our raw materials, respectively.     Hongli Shandong has a procurement framework agreement with Shanghai Wanhe valid until December 31, 2024   with an automatic two-year renewal is received from either party, under which Hongli Shandong may purchase raw materials under specific purchase contracts. Though the PRC operating entities are not dependent on their current suppliers and may be able to find replacement in the market, we cannot assure you that their operations will not be interrupted if their major suppliers are unable or unwilling to provide them with raw materials on terms acceptable to them. This could result in a decrease in profit and damage to our reputation in the industry. In the event the cost of the PRC operating entities’ raw materials increase if they have to use a substitute supplier or even from their existing suppliers, they may not be able to pass these higher costs on to their customers in full or at all. Any increase in the prices for raw materials could materially increase their costs and therefore lower their earnings.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major customers. The PRC operating entities had 3 major customers, LOVOL, South Korean VOLVO and SDLG, who in aggregate accounted for approximately $12.0 million, or 75% and $15.0 million, or 74% of sales and $15.6 million, or 72% for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.   All of these major customers have been with the PRC operating entities for an average of 10 years and we consider that their relationship with them are stable and solid. Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products and services that will be generated by these customers or the future demand for our products by these customers in the marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, the PRC operating entities could be pressured to reduce their product prices or these customers could decrease the purchase quantity of the products of the PRC operating entities, which could have an adverse effect on the margins and financial position, and could negatively affect our revenues and results of operations. If any of these three large customers of the PRC operating entities terminates the purchase of the PRC operating entities’ products, such termination would materially negatively affect our revenues, results of operations and financial condition.

The loss of any of the key customers of the PRC operating entities could reduce our revenues and our profitability.

We consider the major customers of the PRC operating entities in each period to be those customers that accounted for more than 10% of our revenue in such period. The PRC operating entities had 3 major customers, LOVOL, South Korean VOLVO and SDLG, who in aggregate accounted for approximately $12 million, or 75%, $15 million, or 74% of sales and $15.6 million, or 72% for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.    All of these major customers have been with the PRC operating entities for an average of 10 years and we consider that their relationship with them are stable and solid.

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

The PRC operating entities have been dependent upon bank loans and proceeds received from their shareholders’ equity contributions to meet their capital requirements in the past. We cannot assure you that the PRC operating entities will be able to obtain capital in the future to meet their capital requirements for their product development and to maintain operations and improve financial performance. If the PRC operating entities were unable to meet their future funding requirements for working capital and for general business purposes, they could experience operating losses and limit their marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. If adequate additional financing is not available on reasonable terms, the PRC operating entities may not be able to undertake their expansion plan or purchase additional equipment for their operations, and they would have to modify their business plans accordingly.

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

Hongli Cayman is an offshore holding company conducting operations in mainland China through the PRC operating entities pursuant to the Contractual Arrangements. We may make loans to our subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiaries in China.

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

Any significant growth in the market for the products of the PRC operating entities or their entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of April 10, 2024, the PRC operating entities have 163 employees. The PRC operating entities would also need to continue to expand, train and manage their employees. Continued future growth will impose significant added responsibilities upon their management to identify, recruit, maintain, integrate, and motivate new employees.

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

As of December 31, 2023, our current assets were approximately $10.8 million, and our current liabilities were approximately $7.7 million. As of December 31, 2022, our current assets were approximately $14.0 million, and our current liabilities were approximately $12.4 million.

For the fiscal year ended December 31, 2023, the PRC operating entities entered into various loan agreements with the banks for an aggregated amount of approximately $9.06 million to facilitate their operations. As of December 31, 2023, short-term loan balance was approximately $5.72 million, long-term loan balance was $3.34 million. Interest rates for the loans outstanding during the fiscal year ended December 31, 2023 range from 2% to 6.8% per annum.  Substantially all outstanding bank loans as of December 31, 2023 were guaranteed by the family members of Mr. Jie Liu, our CEO, and certain third-party companies. For the years ended December 31, 2022, the PRC operating entities entered into various loan agreements with the banks for an aggregated amount of approximately $16.6 million, to facilitate their operations. Interest rates for the loans outstanding during the years ended December 31, 2022 range from 4.3% to 6.8% per annum.   All of the bank loans mature within one year. Substantially all outstanding bank loans as of December 31, 2022 were guaranteed by the family members of Mr. Jie Liu, our CEO, companies owned by those family members, and certain third-party companies.  For the years ended December 31, 2021, the PRC operating entities entered into various loan agreements with the banks for an aggregated amount of approximately $5.66 million to facilitate their operations. Interest rates for the loans outstanding during the years ended December 31, 2021 range from 4.35% to 6.95% per annum. All of the bank loans mature within one year. Substantially all outstanding bank loans as of December 31, 2021 were guaranteed by the family members of Mr. Jie Liu, our CEO, companies owned by those family members, and certain third-party companies.

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

The success of the PRC operating entities largely depends on their ability to use and develop their technology without infringing the intellectual property rights of third parties, especially patents. The PRC operating entities may be subject to risk related to potential patent infringement claims, regarding the patents of our profile products developed by them used for the production of the profile products for their customers. The PRC operating entities may be subject to litigation involving claims of violation of other intellectual property rights of third parties. The PRC operating entities may be unaware of intellectual property registrations or applications relating to their products that may give rise to potential infringement claims against them. There may also be technologies licensed to and relied on by the PRC operating entities that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. The PRC operating entities are subject to additional risks as a result of their hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent the PRC operating entities from delivering services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claims against the PRC operating entities, whether with or without merit, could, among others, require them to pay substantial damages, develop non-infringing technology, or re-brand their name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of the PRC operating entities’ products until resolution of such litigation, or could require the PRC operating entities to indemnify their customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether the PRC operating entities ultimately win or lose, could damage the reputation of the PRC operating entities and have a material adverse effect on their business, results of operations or financial condition.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our delivery and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our operations and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We and the PRC operating entities currently do not have any operation or business in Russia or Ukraine, however, we may be potentially indirectly adversely impacted any significant disruption it has caused and may continue to escalate. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks. Even though the PRC operating entities’ business is engaged in CRF profile manufacturing in China and do not have any measure in place to mitigate such potential cyberattacks, it is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

The business of the PRC operating entities could be materially and adversely affected by the outbreak of epidemics, including but not limited to COVID-19, swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance have been adversely affected by COVID-19, natural disasters and other catastrophes. As a result of COVID-19, the PRC operating entities have experienced slowdowns and temporary suspensions in production. The PRC operating entities’ business could be materially and adversely affected in the event that the slowdowns or suspensions last for a long period of time, or decrease demand for their products. During such epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on the PRC operating entities’ business operations.

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

Hongli Cayman is an exempted Cayman Islands company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial majority of our current business operations are conducted in the PRC. In addition, all of our directors and officers (except one independent director) are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom (except one independent director) are residents in the United States, and whose significant assets are located outside of the United States.

We have been advised by our Cayman Islands legal counsel, Ogier (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States. The courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal, punitive in nature. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We are an offshore holding company incorporated and registered in the Cayman Islands. As a holding company with no material operations of our own, we consolidate financial results of the PRC operating entities through Contractual Arrangements with Hongli Shandong and its subsidiaries. We have relied and expect to continue to rely on the Contractual Arrangements with the PRC operating entities, to operate our business. If the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, it would likely result in a material change in our operations and our Ordinary Shares may decline in value or become worthless if we are unable to consolidate the financial results of the PRC operating entities.

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE are currently controlling shareholders of us with 61.42% equity interest. As of the date of this report, the shareholders of the VIE are Mr. Jie Liu, the Chief Executive Officer and Chairman of Hongli Cayman, who holds 30% of the equity interest, Mr. Yuanqing Liu, who holds 40% of the equity interest, and Ms. Ronglan Sun, who holds 30% of the equity interest, respectively, of the VIE. As of the date of this report, these three shareholders of the VIE are also the shareholders of Hongli Development, which owns 61.42% equity interest in Hongli Cayman. Mr. Yuangqing Liu is the founder of the Hongli Shandong and the father of Mr. Jie Liu, and Ms. Ronglan Sun is the spouse of Mr. Yuangqing Liu and the mother of Mr. Jie Liu. Mr. Yuangqing Liu and Ms. Ronglan Sun have granted their proxy to Mr. Jie Liu to vote their shares in Hongli Development for all corporate transactions requiring shareholders’ approval, and Mr.  Jie Liu as such may be deemed to have sole voting and investment discretion with respect to the Ordinary Shares held by Hongli Development. However, we expect their holding to be diluted as a result of any potential equity financing that we may contemplate, and thus they may have actual or potential conflicts of interest with us. These shareholders may breach, or refuse to renew, the existing Contractual Arrangements we have with them, which may have a material and adverse effect on our ability to effectively consolidate financial results of the PRC operating entities. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

We have identified material weaknesses and significant deficiencies in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

As defined under standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. As described elsewhere in our Annual Report for the fiscal year ended December 31, 2023, our management identified material weaknesses in the design and operation of our internal controls because:

●	The Company lacked key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures;

●	The Company did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements; and

●	The Company lacked sufficient resources and expertise with U.S. GAAP and the SEC reporting experiences in the accounting department to provide accurate information on a timely manner.

We also identified the following deficiencies that we believe to be significant deficiencies. As defined in standards established by the PCAOB, a “significant deficiency” is deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting as follows:

●	Lack of formal internal controls over financial closing and reporting processes; and

●	Lack of formal risk assessment process

As defined under standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In order to address the material weaknesses and significant deficiencies in internal control over financial reporting of the Company, we have: (a) continued our efforts to look for an experienced outside consultant with adequate experience with U.S. GAAP and the SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S. GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; and (d) continued our efforts to implement necessary review and controls at related levels and all important documents and contracts will be submitted to the office of its chief executive officer for retention. We plan to allocate up to 5% of the proceeds of the initial offering for recruitment of personnel including but not limited to experienced personnel and/or advisors with expertise in U.S. GAAP and internal control and capital markets experience.

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

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (HFCA Act) if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.

Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our auditor was not identified in the PCAOB’s Determination Report.

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

Any uncertainty related to our auditor and related regulatory developments could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

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

In the future, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. It is uncertain when and whether we will be required to obtain other permission or approvals from the PRC authorities or agencies to list additional securities on U.S. exchanges or enter into Contractual Arrangements (including retroactively), and even when such permission is obtained, whether it will be denied or rescinded. Such actions, if any, taken by the PRC government authorities may intervene or influence the operations of the PRC operating entities at any time, affected, directly or indirectly, which are beyond our control. Therefore, any such action may adversely affect the operations of the PRC operating entities and significantly limit or hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

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

The business of the PRC operating entities is subject to various government and regulatory interference. The PRC operating entities could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The PRC operating entities’ operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to the business or industry of the PRC operating entities, which could result in further material changes in our operations and could adversely impact the value of our Ordinary Shares.

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

Hongli Cayman is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Hongli WFOE and Hongli Shandong incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the mainland China tax authorities may require our subsidiaries to adjust its taxable income, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

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

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws requires such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce of China (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we and the PRC operating entities may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our and the PRC operating entities’ ability to complete such transactions, which could affect the ability to expand the business of the PRC operating entities or maintain their market share.

Our failure to obtain prior approval of the China Securities Regulatory Commission for the listing and trading of our Ordinary Shares on a foreign stock exchange could delay the initial offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our Ordinary Shares.

The M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. However, the application of the M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. We have not chosen to voluntarily request approval under the M&A Rule. Based on the understanding of the current PRC law, rules and regulations, we believe that the CSRC’s approval may not be required for the listing and trading of our ordinary shares on Nasdaq in the context of our initial public offering, given that Hongli WFOE was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

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

New rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC recently. Such rules may subject us to additional compliance requirements in the future.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which went effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, but they shall be required to file with the CSRC within three working days from the completion of any subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

As we completed the listing and the initial offering prior to March 31, 2023, we do not believe that our listing and the initial offering are subject to the requirements provided under the Trial Measures. As the Trial Measures and the Archives Rules were newly published, however, there are substantial uncertainties as to the implementation and interpretation, and how they will affect the future financing. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

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

On October 17, 2017, the SAT promulgated the Circular on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which became effective on December 1, 2017, and Circular 698 was then replaced effective December 1, 2017. Certain provisions of the SAT Circular 37 were revised by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018. Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

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

Because we are a Cayman Islands exempted company and consolidate the financial results of the PRC operating entities through the Contractual Arrangements, which have a substantial majority of their business conducted in the PRC, you may be unable to bring an action against us, our officers and directors, the PRC operating entities or their officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

Hongli Cayman is incorporated and registered in the Cayman Islands. All of our assets are located outside of the United States and the proceeds of our initial public offering and future financings will primarily be held in banks outside of the United States. In addition, a majority of our directors and officers reside outside of the United States. We are a holding company with no material operation of our own and we consolidate the financial results of the PRC operating entities through the Contractual Arrangements. All of the assets and officers and directors of the PRC operating entities are located in China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in the PRC. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as the PRC. We conduct our operations mainly in the PRC and our assets are mainly located in the PRC. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in the PRC may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers (except one independent director) or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

The joint statement by the SEC and the PCAOB, Nasdaq listing rules, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing and future offerings.

Furthermore, the Holding Foreign Companies Accountable Act, or HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

In addition, on June 22, 2021, the U.S. Senate passed the AHFCAA, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The PCAOB was required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed and does not have to wait another year to reassess its determinations.

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

Our auditor, RBSM LLP, is an independent registered public accounting firm registered with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our auditor is not identified in the PCAOB’s Determination Report.

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

We have requested our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. To our knowledge, all of the initial beneficial owners of Hongli Cayman who are all PRC residents, completed the initial foreign exchange registration. However, we cannot guarantee that all or any of those shareholders will complete the SAFE Circular 37 registration before the closing of the initial offering. In addition, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Hongli Cayman is an exempted company with limited liability incorporated and registered under the laws of the Cayman Islands, we conduct a significant portion of our operations in mainland China and the majority of our assets are located in mainland China. In addition, all of our senior executive officers reside within mainland China for a significant portion of the time and many are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. In addition, our PRC legal counsel has advised us that mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated and registered under Cayman Islands law.

Hongli Cayman is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on courts in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our amended and restated memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Pursuant to our amended and restated articles of association, shareholders will not have any right to inspect any account or book or document of the Company except as conferred by Companies Act or as authorized by our directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Nasdaq may apply additional and more stringent criteria for our continued listing because insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering was relatively small and the insiders of our Company will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our continued listing, which may affect our continued listing on Nasdaq and the trading prices and liquidity of our shares.

If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

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

We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any share-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

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

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

Our management has broad discretion in the application of the net proceeds from our initial public offering and any future financing, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

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

We incurred professional service expenses of approximately $1,225,000 for the year ended December 31, 2023 and $444,000 for the year ended December 31, 2022. The increase in professional fees was primarily due to our efforts made towards preparation of our initial public offering. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

Hongli Cayman is an exempted company incorporated on February 9, 2021, under the laws of the Cayman Islands. We have no substantive operations other than holding all of the issued and outstanding shares of Hongli Hong Kong Limited, or Hongli HK, which was established in Hong Kong on March 5, 2021. Hongli HK is also a holding company holding all of the outstanding equity of Shandong Xiangfeng Heavy Industry Co., Ltd., or Hongli WFOE, which was established on April 8, 2021 under the laws of the PRC.

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

On February 9, 2021, Hongli Cayman was incorporated as an exempted company in the Cayman Islands. Hongli Cayman issued Ordinary Shares at $0.0001 par value per share to Hongli Development Limited, or Hongli Development, a British Virgin Islands company, owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, three founders of the Company, and issued Ordinary Shares at $0.0001 par value per share to Hongli Technology Limited, or Hongli Technology, a British Virgin Islands company, 100% owned by Haining Wang. Hongli Cayman and Hongli HK were established as the holding companies of Hongli WFOE.

We were advised by our PRC counsel that our holding company, its subsidiaries, and the VIE, Hongli Shandong and its subsidiaries, are not required to obtain permission or approvals from PRC authorities or agencies to list on the U.S. exchange markets, because the PRC operating entities fall outside the sectors subject to key restrictions by the PRC government.

On March 28, 2022, we issued 17,459,903 Ordinary Shares to Hongli Development and 539,997 Ordinary Shares to Hongli Technology, at par value $0.0001 per share, the issuance of which was equivalent to a forward split at a ratio of 180,000-for-1 (the “Forward Split Issuance”). On September 13, 2022, the then current shareholders of the Company surrendered 1,500,000 Ordinary Shares in total, of which Hongli Development surrendered 1,455,000 Ordinary Shares and Hongli Technology surrendered 45,000 Ordinary Shares, respectively. On December 1, 2022, Hongli Development surrendered 6,500,000 Ordinary Shares.

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

On December 13, 2023, Hongli Technology surrendered 133,125 Ordinary Shares to Hongli Cayman. Hongli Technology has sold all of its remaining Ordinary Shares on the open market and is no longer a shareholder of the Company. As of April 10, 2024 and December 31, 2023, we have 12,238,750 Ordinary Shares issued and outstanding as of the date hereof, of which Hongli Development holds 7,516,820 Ordinary Shares.

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

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over the use of variable interest entities for overseas listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As we chose such VIE structure, we understand that we are subject to certain risks and uncertainties that may not otherwise exist if we had direct equity ownership in the operating entities. The VIE structure has inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors — We rely on Contractual Arrangements with the VIE and the shareholders of the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.” We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the Contractual Arrangements with Hongli Shandong, its founders and owners, in PRC because all of our Contractual Arrangements are governed by the mainland China laws and provide for the resolution of disputes through arbitration in the PRC, where the legal environment is not as developed as in the United States. See “Item 3. Key Information—D. Risk Factors — Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our results of operation.” Furthermore, these Contractual Arrangements may not be enforceable in China if PRC government authorities or courts take a view that such Contractual Arrangements contravene applicable PRC laws and regulations or are otherwise not enforceable for public policy reasons. See “Item 3. Key Information—D. Risk Factors — The Chinese government exerts substantial influence over the manner in which we and the PRC operating entities must conduct business activities. We or the PRC operating entities are currently not required to obtain permissions or approval from Chinese authorities or agencies to list on U.S. exchanges nor for the execution of Contractual Arrangements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities or agencies to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” In the event we are unable to enforce these Contractual Arrangements, we may not be able to consolidate the financial results of Hongli Shandong, and our results of operation may be materially and adversely affected. For more information, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China.”.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation and Management Agreement

Pursuant to the exclusive business cooperation and management agreement between Hongli WFOE and Hongli Shandong dated as of April 12, 2021, Hongli WFOE has the exclusive right to provide Hongli Shandong with complete business support, operational management, and technical and consulting services, including all services within the business scope of Hongli Shandong as may be determined from time to time by Hongli WFOE, such as but not limited to technical services, business consultations, and marketing consultancy. Additionally, Hongli WFOE has the full and exclusive right to manage and direct all cash flow and assets of Hongli Shandong and to direct and administrate the financial affairs and daily operation of Hongli Shandong. In exchange, Hongli WFOE is entitled to an annual service fee that equals the audited total amount of the net income of such fiscal year of Hongli Shandong. If Hongli Shandong’s annual net income is zero, Hongli Shandong is not required to pay the service fee. If Hongli Shandong sustained losses in any fiscal year, all such losses will be carried over to the next year and deducted from the service fee of the next year.

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

Exclusive Option Agreements

Pursuant to the exclusive option agreement among Hongli HK, Hongli Shandong and the shareholders who collectively own all of Hongli Shandong dated as of April 12, 2021, such shareholders have jointly and severally granted Hongli HK an option to purchase their equity interests in Hongli Shandong. The purchase price shall be equal to the actual capital contributions paid in the registered capital of Hongli Shandong by the shareholders for the portion of equity interests to be purchased by Hongli HK or the lowest price allowed by the applicable PRC laws and regulations. Hongli HK or its designated person may exercise such option at any time to purchase all or part of the equity interests in Hongli Shandong until it has acquired all equity interests of Hongli Shandong, which is irrevocable during the term of the agreements.

The exclusive call option agreement remains in effect for 10 years, and Hongli HK has the right to extend it for an additional 10 years.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement among the shareholders who collectively own all of Hongli Shandong dated as of April 12, 2021, such shareholders have pledged all of the equity interests in Hongli Shandong to Hongli WFOE as collateral to secure the obligations of Hongli Shandong under the exclusive business cooperation and management agreement and the exclusive option agreement. These shareholders are prohibited or may not transfer the pledged equity interests without prior written consent of Hongli WFOE unless transferring the equity interests in accordance with the performance of the exclusive option agreement.

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

Shareholders’ POAs

Pursuant to the shareholders’ POAs dated as of April 12, 2021, the shareholders of Hongli Shandong have given Hongli HK or its subsidiary an irrevocable proxy to act on their behalf on all matters pertaining to Hongli Shandong and to exercise all of their rights as shareholders of Hongli Shandong, including the right to attend shareholders meetings, to exercise voting rights and all of the other rights, and to designate and appoint the legal representative, the executive directors and/or director, supervisor, the chief executive officer and other senior management members of Hongli Shandong, and to sign and execute transfer documents and any other documents pursuant to the exclusive option agreement and the equity interest pledge agreement. The POAs shall remain in effect while the shareholders of Hongli Shandong hold the equity interests in Hongli Shandong.

Irrevocable Spousal Consent Letters

Pursuant to the irrevocable spousal consent letters dated as of April 12, 2021, the spouses of all the shareholders of Hongli Shandong consent to the execution of the exclusive business cooperation and management agreement, equity interest pledge agreement, exclusive option agreement, and the power of attorneys signed by their spouse. The spouses of the shareholders of Hongli Shandong further undertake not to make any assertions in connection with the equity interests of Hongli Shandong held by the shareholders and confirm no authorization or consent will be required from them for the shareholders’ performance of any transaction documents in connection with these agreements. However, if the spouse of any shareholder obtains any equity interest held by the shareholders for any reason, they commit to be bound by these agreements and comply with the obligation of the shareholders of Hongli Shandong thereunder.

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

Neither we nor our subsidiaries own any equity interests in the PRC operating entities. Instead, we are regarded as the primary beneficiary of the PRC operating entities for accounting purposes, and, therefore, we are able to consolidate financial results of Hongli Shandong through the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors — We rely on Contractual Arrangements with the VIE and the shareholders of the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE;” “Item 3. Key Information—D. Risk Factors — Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our results of operation;” “Item 3. Key Information—D. Risk Factors — If the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding, its ability to operate its business might be materially and adversely hindered, which could materially and adversely affect our results of operations;” “Item 3. Key Information—D. Risk Factors — Because we are a Cayman Islands corporation and consolidate the financial results of the PRC operating entities through the Contractual Arrangements, which have a substantial majority of their business conducted in the PRC, you may be unable to bring an action against us, our officers and directors, the PRC operating entities or their officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China” and “Item 3. Key Information—D. Risk Factors — The Chinese government exerts substantial influence over the manner in which we and the PRC operating entities must conduct business activities. We or the PRC operating entities are currently not required to obtain permissions or approval from Chinese authorities or agencies to list on U.S. exchanges nor for the execution of Contractual Arrangements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities or agencies to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations.

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

Foreign Private Issuer Status

We are incorporated and registered in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

In addition, as a holding company with no material operations, we consolidate financial results of the PRC operating entities through the Contractual Arrangements. Furthermore, our Ordinary Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to inspect our auditors for two consecutive years.

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

The Initial Public Offering

On March 31, 2023, the Company consummated its initial public offering (the “IPO”) of 2,062,500 Ordinary Shares, par value $0.0001 per share (the “IPO Shares”). The IPO Shares were priced at a price of $4.00 per share, and the IPO was conducted on a firm commitment basis. The Ordinary Shares commenced trading under the symbol “HLP” on March 29, 2023.

On May 2, 2023, upon the underwriter’s exercise of the over-allotment option in full, the Company sold 309,375 ordinary shares at a price of $4.00 per share accordingly.

B. Business Overview

Overview

Hongli Cayman is an offshore holding company incorporated in the Cayman Islands as an exempted company with limited liability. As a holding company with no material operations of our own, we consolidate financial results of Hongli Shandong, the VIE and its subsidiaries through Contractual Arrangements. Neither we nor our subsidiaries own any equity interests in the PRC operating entities. Instead, we consolidate financial results of Hongli Shandong through a series of Contractual Arrangements dated April 12, 2021.

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

With more than twenty years of operating history, the PRC operating entities have developed customers in more than 30 cities in China and a global network covering South Korea, Japan, the U.S., and Sweden. The customers of the PRC operating entities include large corporations and international enterprises such as Weichai LOVOL Heavy Industry Co. Ltd. (“LOVOL”), SUNGJIN TECH CO., LTD (“South Korean VOLVO”), Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”), and some new customers associated with Katsushiro Machinery Co., Ltd. (“Japan Katsushiro”). The majority of the customers of our PRC operating entities have maintained business with us for an average of 10 years. As the date of year ended December 31, 2023, our principal customers increased orders with the PRC operating entities. Given the recent trend of increased new contracts, we anticipate a continued increase in orders over the next two or three years.

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

In addition to the manufacturing techniques, the PRC operating entities employ deformed flower designing in their product design which enables visualization of the formation process of the materials, and further ensures the high success rate of their research, development, and design. Currently, the PRC operating entities have applied for more than 68 patents for this technique, 49 of which have been approved, including 42 registered utility patents and 7 invention patents. Among these approved patents, there are especially two patents that the management of the PRC operating entities believes are material to the operations and business of the PRC operating entities.   One is a repair treatment method of CRF profiles, providing solutions to fix H-shaped profiles during polish process. This patented technology requires less labor and increases the polish efficiency, and the management of Hongli Shandong has not seen other similar patents in the market as of the date of this report. The other one is a fine machining method for reducing profile production and manufacturing, which realizes the automatic and fine machining of customized profiles, reduces the labor requirements, and decreases the cost. These approved patents have been applied to the PRC operating entities’ productions.

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

Facilities and Products of the PRC Operating Entities

The PRC operating entities have a total of 8 facilities well-equipped with advanced manufacturing equipment, complex production lines, and experienced in-house R&D teams, enable them to facilitate their customers’ orders as a “custom-made profile shop” including designing, customizing, manufacturing, and delivery.

The PRC operating entities currently have 11 lines of CRF production lines, 3 units of laser welding coupled with inspection equipment, 3 units for high frequency welding coupled with inspection equipment, 5 units for welding robots, 5 units for 3D laser cutting machines, 3 units for 3D CNC bending machines, a hydraulic press, 2 units of CNC machining and 2D laser cutting machines. In May 2022, the PRC operating entities started to provide CRF profiles with additional electrocoating services to meet their customers’ additional demands. Electrocoating is a method of painting that uses electrical current to deposit paint on a part surface, which is widely used for products, including but not limited to, hardware, sporting equipment, business appliance, and automotive. In connection with the electrocoating services, the PRC operating entities purchased relevant equipment through leasing financing, including 1 unit of dust removal machine, 1 unit of pipe system, 1 unit of electrocoating machine, and 1 unit of Zeolite runner and regenerative catalytic oxidation machine. As of the date of this Annual Report, the PRC operating entities have produced various electrocoated products, among excavator cabs, safety frames for tractors, and weld-on brackets, generating a total revenue of approximately $1.22 (RMB 8.6 million). As of the date hereof, the PRC operating entities have received approximately 37,268 new orders of different types of electrocoated products with an estimated revenue of $1.23 million (RMB 8.7 million). Additionally, as the management is in negotiation with other existing and potential customers, the management of the PRC operating entities estimates that this newly added electrocoating service could generate additional income of the PRC operating entities in the future.

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

Sales and Marketing

Domestic and International Footprint of the PRC Operating Entities

The PRC operating entities’ customers are mainly concentrated in the Chinese market. The customers of the PRC operating entities cover more than 30 cities in China, covering the major heavy industry machinery and agricultural machinery industry enterprises. The PRC operating entities provide their products directly to, or indirectly to suppliers of, some of the world’s leading original equipment manufacturers, such as XCMG, Caterpillar Inc., and Komatsu Ltd. Enterprises like LOVOL and SDLG are the main customers of the PRC operating entities in China. The 3 major customers of the PRC operating entities, LOVOL, South Korean VOLVO and SDLG, in aggregate accounted for approximately $12.0 million, or 75%, $15 million, or 74% and $15.6 million, or 72% of sales for the fiscal years ended December 31, 2023 and 2022, respectively. Additionally, the PRC operating entities started to directly and indirectly provide their products to XCMG from 2017. The revenue from XCMG amounted to $1.1 million, $0.6 million and $0.5 million for the year ended December 31, 2023, 2022 and 2021, respectively. As a supplier of XCMG, we have established long-term cooperative relationships with four business units under XCMG Group. Currently, this is one of our key focus areas for the marketing and brand-building efforts of our operating entities in China. Due to the pandemic’s impact, we ceased supplying products to Caterpillar in 2023. Nonetheless, as a supplier for international clients, maintaining strong long-term relationships remains a central focus of our business strategy.

Hongli Shandong has been devoting to its international expansion opportunities. As a part of their international expansion and to facilitate the relationship with the existing South Korean customers, Hongli Shandong designated two employees who speak Korean to constantly visit customers in South Korea to assist with logistics, advertisement, collecting or furnishing of information of the services and products of Hongli Shandong. Hongli Shandong also plans to open a new sales office in Wisconsin, U.S. to be supported with two local salesmen to develop local business in the U.S. However, this plan has been delayed or might even be postponed due to the impact of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Management of Hongli Shandong are currently evaluating the feasibility to open a sales office in the U.S. pending the development of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Hongli Shandong currently has one independent contractor who works closely with Hongli Shandong to conduct market research and development in the U.S. market and respond to inquiry and quotes from potential U.S. customers. In May 2021, Hongli Shandong received an order from a customer in the U.S., for 600 units of D-shaped cold roll formed tubes which were delivered to such customer in November 2021. Hongli Shandong also explored the market in Japan in collaboration with Japan Katsushiro who later purchased from the PRC operating entities through its PRC affiliated entities. In addition, in November 2021, Hongli Shandong has entered into a one-year cooperation agreement with Shengdai Shandong to produce and supply S-shaped plates and C-shaped profiles, the accessories of Shengdai Shandong products to be exported to Japan. Such cooperation agreement automatically extended to an additional one-year term after the expiration of the initial one-year term pursuant to the agreement. As of the date of this Annual Report, Hongli Shandong has provided 44,044 pieces of products, an increase of 27,318 pieces from 16,726 pieces in 2022, to Shengdai Shandong.

During the fiscal year ended December 31, 2023, approximately $12.1 million, or 76% of the sales of the PRC operating entities were sourced from the China market where their manufacturing facilities are located, and approximately $3.9 million or 24% sales of the PRC operating entities were generated by international customers. During the fiscal year ended December 31, 2022, approximately $15.3 million, or 75% of the sales were sourced from the China market where their manufacturing facilities are located, and approximately $5.0 million, or 25% of the sales of the PRC operating entities were generated by international customers.   During the fiscal year ended December 31, 2021, approximately 78% of the sales of the PRC operating entities were sourced from the China market where their manufacturing facilities are located, and approximately 22% of the sales of the PRC operating entities were generated by international customers, respectively.

The below chart details our revenue by percentage generated from top five international markets.

	For the Years Ended December 31,
	2023		2022
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$12,117,240	75.74%	$15,285,549	75.4%	$(3,168,309)	(20.7)%
International	$3,880,714	24.26%	$4,997,696	24.6%	$(1,116,982)	(22.4)%
Total	$15,997,954	100%	$20,283,245	100%	$(4,285,291)	(21.1)%

The following table set forth the top customers each of which we generated more than 10% of sales from during the fiscal years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021
	Sales ($)%		Sales ($)%		Sales ($)%
Weichai LOVOL Heavy Industry Co. Ltd (“LOVOL”)	$7,707,045	48%	$9,716,430	48%	$9,942,527	46%
SUNGJIN TECH CO., LTD (“South Korean VOLVO”)	3,441,899	22%	4,586,277	23%	4,157,991	19%
Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”)	839,058	5%	696,516	3%	1,491,644	7%
Total	$11,988,002	75%	$14,999,223	74%	$15,592,162	72%

	For the Years Ended December 31,
	2022		2021
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$15,285,549	75%	$16,844,113	77.6%	$(1,558,564)	(9.3)%
Overseas	4,997,696	25%	4,808,060	22.1%	189,636	3.9%
Total	$20,283,245	100%	$21,652,173	99.7%	$(1,368,928)	(6.3)%

	For the Years Ended December 31,
	2021		2020
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$16,844,113	77.6%	$7,860,794	70.4%	$8,983,319	114.3%
South Korea	4,808,060	22.1%	3,298,026	29.6%	1,510,034	45.8%
Total	$21,652,173	99.7%	$11,158,820	100.0%	$10,554,318	94.0%

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

We believe that Hongli Shandong will maintain the close relationships with these long-term business partners, while developing new customers in the new market in the future.

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

The following table sets forth the top suppliers each of which the PRC operating entities purchased more than during the fiscal years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021
Name	Purchase in US$	% of Total Purchase	Purchase in US$	% of Total Purchase	Purchase in US$	% of Total Purchase
Shanghai Wanhe Supply Chain Management Co., Ltd.	$3,585,131	48%	$5,247,770	50%	$8,849,997	65%
Total	$3,585,131	48%	$5,247,770	50%	$8,849,997	65%

Under current procurement framework agreement dated January 1, 2019 Hongli Shandong has with Shanghai Wanhe Supply China Management Co., Ltd. (“Shanghai Wanhe”) which will expire on December 31, 2022, Hongli Shandong purchases the raw materials from Shanghai Wanhe under specific purchase contracts. Under this agreement, Shanghai Wanhe will give Hongli Shandong one-day notice of the goods information and deliver to Hongli Shandong at certain location and time confirmed by Hongli Shandong, and such delivery fees are included in the per unit price indicated in each specific purchase contract. Pursuant to the specific purchase contracts, any objections to quality should be raised by Hongli Shandong within seven days from the date of arrival, and Hongli Shandong should stop processing such raw materials that it has objection to quality of, keeps it as it is, and send a written notice to Shanghai Wanhe. Hongli Shandong should bear the loss of those already processed raw materials. From January 1, 2019 to December 31, 2022, we have purchased hot rolled coil for an aggregate of 24,512 tons in the total amount of approximately $18.75 million from Wanhe. For fiscal year ended December 31, 2023, we have purchased hot rolled coil for an aggregate of 5,507 tons in the total amount of approximately $4.0 million from Wanhe.

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

Expansion Plan

Due to the rapid development of our company in the past several years, the PRC operating entities find that the existing manufacturing capacities have been unable to meet their customers’ demands, especially their long-term development. In order to develop the business, Hongli Shandong has been working to expand our manufacturing capability by (i) purchasing a well-equipped industrial park near its current factory with a parcel of land, four workshops and associated infrastructure; and (ii) purchasing new production facilities for the four workshops (“Expansion Plan”).

(i)	A purchase of use right of three parcels of land with a factory building and associated infrastructure on one parcel of the land from Yingxuan

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, building, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately RMB 125.0 million (approximately $18.1 million, the “Purchase Price for Yingxuan Assets”). On January 1, 2021, Hongli Shandong and Yingxuan entered into three asset transfer agreements (the “YX Asset Transfer Agreements”), pursuant to which Hongli Shandong has made various payments towards the Purchase Price for Yingxuan Assets according to the payment schedule and Yingxuan has transferred the titles to part of the Yingxuan Assets to Hongli Shandong, pending the full payment for the Purchase Price for Yingxuan Assets.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement (the “YX Supplementary Agreement”) to the YX Asset Transfer Agreements with Yingxuan, pursuant to which Hongli Shandong, on one hand, agreed to increase the Purchase Price for Yingxuan Assets to RMB 151.4 (approximately US$21.9 million) (the “Amended Purchase Price for Yingxuan Assets”) taking into account of the anticipated demolition reimbursement to be assigned to and received by Hongli Shandong from the local government, and on the other hand, Yingxuan agreed to waive all interest payments accrued and to be accrued based on the annual interest rate of 7% for the Purchase Price as set forth in the YX Asset Transfer Agreements. Hongli Shandong believes that the amount of the demolition compensation is estimated to be RMB 21.6 million ($3.1 million) and such governmental reimbursement is expected to be available within the next 5 years. Hongli Shandong believes that this parcel along with the building, facilities and infrastructure will satisfy its expansion needs in the next 5 years or more.

In addition, the local government has certain allowance on the maximum amount of industrial land that they can grant use rights to, which results in that the transferor has not obtained the use rights for the other parcel of the land (approximately 31 acres). Hongli Shandong plans to apply the use right for such parcel on an as-needed basis and within the annual allowance by the local government.

As of December 31, 2023, Hongli had cumulatively paid Yingxuan approximately $17.2 million (equivalent to RMB 122.2 million) towards the Amended Purchase Price for Yingxuan Assets, and received the real estate and land use rights transferred from Yingxuan of the corresponding Purchase Price in the amount of approximately $12.0 million (RMB 85.2 million). As of December 31, 2023, the remaining balance payable towards the Amended Purchase Price for Yingxuan Assets had been approximately $4.1 million (RMB 29.2 million) in accordance with the YX Supplementary Agreement. In January 2024, the Company made a payment of approximately $0.3 million (RMB 2.0 million) to Yingxuan, and the remaining balance of the Amended Purchase Price for Yingxuan Assets was lowered to approximately $3.8 million (RMB 27.2 million) as of the date of this report.

On December 21, 2022, Hongli Shandong entered into a loan agreement with Bank of Weifang, pursuant to which, Bank of Weifang agreed to loan Hongli Shandong for its Expansion Plan a principal amount of approximately $10.5 million (RMB 70 million) with a fixed 35-month term and an annual interest rate of 6.8%. The Company paid off this loan without penalty on April 21, 2023.

In addition, we planned to allocate up to 30%  of the IPO proceed to pay for a portion of the remaining Yingxuan Assets, however, we may adjust this amount if we expect a better return from other uses such as the PRC operating entities need to hire additional employees or speed up the expansion to increase the production of the PRC operating entities if their customers increase their orders more than expected or if they need to adjust their plan to respond to market developments which may be more profitable to them.

In relation to the purchase of Yingxuan Assets, the Company is currently disposing of unnecessary assets in its old factory. On April 1, 2023, the Company entered into a final assets transfer agreement with Changle Youyi Plastic Technology Co., Ltd. (“Changle Youyi”), pursuant to which the Company would sell its old factory, including the land use right of one parcel of industrial land, factory buildings, machinery equipment and tools (collectively, the “Old Factory Assets”) for a total consideration of approximately RMB12.5 million (approximately $1.8 million, the “Sale Price for the Old Factory Assets”). To show sincerity for such purchase, Changle Youyi paid a security deposit of RMB10.0 million (approximately $1.4 million) in December 2022, and the amount was recorded as security deposit received for sales of assets on the Company’s balance sheet as of December 31, 2022. On May 9, 2023, the Company received the balance of the Sale Price for the Old Factory Assets and completed the assets title transfer to Changele Youyi. This transaction resulted in a net gain of $337,941 of the Company.

(ii)	New production facilities.

There are four workshops inside the factory building that Hongli Shandong is purchasing from Yingxuan, for which we have certain manufacturing plans. The following table lists certain features, current manufacturing capacity and expected capacity of each workshop we have acquired or are in the process of acquiring from Yingxuan.

Work Shop No.	Size (square feet)	Production Line	Usage	Application in Industry	Costs (in millions)	Expected Completion Timeline/ Current Status	Expected Capacity upon Completion
1	101,525	Automatic welding production line	Structural welding production	Evacuation Agriculture	$1.22	Completed	20,000 Evacuation structural parts and 30,000 Agricultural structural parts
		Testing lab	For all purpose		$1.22	End of 2024	n/a
2	101,525	Cold roll formed steel profile line	Cold roll forming	Construction Transportation	$3.82	Completed	50,000 tons
3	162,212	Components of cabs	Machinery cabs	Evacuation Agriculture	$3.82 (1)	Completed in 2022(1)	10,000 Evacuation machinery cabs and 10,000 Agricultural machinery cabs
4	164,634	Cold roll formed steel profile line	Cold roll forming	Construction and Transportation	$0.01	End of 2024	50,000 tons
Total	529,896	—	—	—	$10.08 (RMB 66M)	—	—

(1)	Including completion of a coating line $2.4 million (RMB 15M) by first half of 2022, assemble line $0.31 million (RMB 2M) by end of 2022 and a stamping line $1.22 million (RMB 8M) by end of 2022.
(2)	The PRC operating entities currently do not have specific plan for workshop depending on the growth of customers’ orders and market trend.

During the year of 2022, Hongli Shandong has purchased a total of 147 pieces of facilities for these four workshops, for a total purchase price of $1.48 million (RMB 10 million). Hongli Shandong has made full payments for those 147 pieces of the facilities as of December 31, 2023.

Competitive Strengths of the PRC Operating Entities

Solutions provider to customers, committed to one-stop service

The PRC operation entities are committed to offering their customers one-stop services with wide product diversity, high quality and reliability. The PRC operation entities serve as a “custom-made profile shop” for many of their customers. Differentiating from many other suppliers in China who either manufacture very limited profiles, or produce raw material steel, or solely engage in trading profiles, the PRC operation entities have not only an experienced R&D team understanding customers’ needs and specifications but also extensive and diversified manufacturing techniques and facilities to test, design and customize products based on the customers’ demands including bending, cutting, welding, assembling and coating.

Stable customer base

With more than 20 years of operating history, the PRC operation entities have developed a solid and stable customer base domestically and internationally. Their customers including large corporations and international enterprises such as South Korea VOLVO, LOVOL, and SDLG, and have developed new customers which are four factories set up by Japanese Katsushiro in China. Most of the customers have been with the PRC operation entities for an average of 10 years and most of the main customers have been increasing their orders with the PRC operation entities.

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

Expand Leading Market Positions

We believe that the leading market position and scale of the PRC operating entities are their most compelling competitive strengths. The PRC operating entities’ management team is focused on expanding market share, which they believe will generate operating leverage and improved financial performance. The PRC operating entities believe this can be accomplished through acquisitions and organic initiatives, including offering new products, serving additional end markets and increasing customer penetration and geographic coverage. As a part of the global sales layout of the PRC operating entities and to facilitate the relationship with the existing South Korean customers, Hongli Shandong designated two employees who speak Korean to constantly visit customers in South Korea to assist with logistics, advertisement, collecting or furnishing of information of the services and products of Hongli Shandong. Hongli Shandong also plans to open a new sales office in Wisconsin, U.S. to be supported with two local salesmen to develop local business in the U.S. However, this plan has been delayed or might even be postponed due to the impact of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Management of Hongli Shandong are currently evaluating the feasibility to open a sales office in the U.S. pending the development of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Hongli Shandong currently has one independent contractor who works closely with Hongli Shandong to conduct market research and development in the U.S. market and respond to inquiry and quotes from potential U.S. customers. In May 2021, Hongli Shandong received an order from a customer in the U.S., for 600 units of D-shaped cold roll formed tubes which were delivered to such customer in November 2021. The long term goal of the PRC operating entities is to become an independent custom-made profile supplier in the heavy machinery industry market, as well as construction industry in the U.S. As part of their business strategy, the PRC operating entities will also evaluate acquisition opportunities from time to time. In addition, in November 2021, Hongli Shandong has entered into a one-year cooperation agreement with Shengdai Shandong to produce and supply S-shaped plates and C-shaped profiles, the accessories of Shengdai Shandong products to be exported to Japan. Such cooperation agreement automatically extended to an additional one-year term after the expiration of the initial one-year term pursuant to the agreement. As of the date of this Annual Report, Hongli Shandong has provided 44,044  pieces of products to Shengdai Shandong.

Expand the product portfolio the PRC operating entities to be responsive to market conditions

The PRC operating entities seek to maintain flexibility to adjust their product pipeline and rapidly respond to changing market conditions. While prioritizing their high margin products, the PRC operating entities regularly evaluate their portfolio of assets to ensure that their offerings are responsive to prevailing market conditions. The PRC operating entities expect to see an increase in the sales volume of our construction machinery parts in the construction industry in the face of the domestic market trends to replace aluminum profiles for fire protection by steel structure curtain walls. However, the domestic market for steel structure curtain walls is currently dominated by imports. In the near future, it is a part of their business plan to cooperate with architectural design institute to promote domestic steel structure curtain walls. The PRC operating entities have been keeping interested customers in contact and expect to see an increase in their related annual sales in connection with the construction machinery parts. The PRC operating entities will continue to assess and pursue opportunities to utilize, optimize and grow production capacity to capitalize on market opportunities.

Expand the Production Capacity of the PRC Operating Entities

The PRC operating entities intend to further expand their production capacity by purchasing a new facility in Economic Development Zone, Changle County, Weifang, Shandong, the same location as the current factories of Hongli Shandong, in order to cope with the anticipated increase in demand in the future. As of December 31, 2023, Hongli Shandong had purchased a total of 386 pieces of facilities for these workshops, for a total amount of approximately $3.0 million (RMB 21.0 million). Hongli Shandong has made total payments of these facilities for $2.8 million (RMB 20 million). The remaining payments balance is approximately $148,000 (RMB 1.0 million) are expected to be fully paid by using the deposit of Hongli Shandong’s working capital. For the additional phase of the new facility, the PRC operating entities expect to install more production lines. This will allow them to produce more of their products in-house rather than through third-party contractors, which they believe will help increase their profit margin overall and give them more control and better oversight over our production timeline.

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

Research and Development

The PRC operating entities maintain an internal dedicated engineering and technology team, consisting of design engineers who are responsible for die forming, process engineers who are responsible for production processes, university professors who are responsible for material properties, quality engineers who are responsible for production quality control, technical administrators who are responsible for projection development, and others who are responsible for process technology. As of April 10, 2024, the team of the PRC operating entities consisted 31 full-time R&D personnel, which accounted for 19% of total employee headcounts. The PRC operating entities incurred R&D expenses of approximately $1.0 million, $1.4 million and $1.5 million during the fiscal years ended December 31, 2023, 2022 and 2021, respectively, which were included in the selling, general and administrative expenses in the statements of operations and comprehensive income for the for the corresponding fiscal years.

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

Quality Control Procedure of the PRC Operating Entities

The PRC operating entities consider it is essentially important to maintain an efficient and sufficient inspection procedure of their products which is demonstrated as follows:

During the procedures set forth above, the PRC operating entities have implemented the five steps of quality assurance:

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

As of the date of this annual report, the PRC operating entities currently own 49 patents, including 42 registered utility patents and 7 invention patents, which are valuable and important assets for their operations.

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

Pursuant to the Patent Law of PRC, a patent is valid for a ten-year term for a utility model and a twenty-year term for an invention, respectively, starting from the registration date. The following is a list of our patents that have been authorized in PRC:

No.	Current Owner	Patent Name	Patent Number	Category	Registration Date

1	Hongli Shandong	A new hydraulic system of push bending machine	zl2016212539544	Utility Model	7/4/2017
2	Hongli Shandong	A new type of automatic shearing Butt Welder	zl2016212539493	Utility Model	7/4/2017
3	Hongli Shandong	A new type of step feeding device	zl2016212538700	Utility Model	7/4/2017
4	Hongli Shandong	An excavator in the cab with a cold forming profile	zl2016212539506	Utility Model	8/4/2017
5	Hongli Shandong	An improved transmission system for cold forming profile	zl2016212529152	Utility Model	8/18/2017
6	Hongli Shandong	A new type of push bending machine	zl2016212539559	Utility Model	7/4/2017
7	Hongli Shandong	A profile for excavator door frame	zl2019205793309	Utility Model	12/6/2019
8	Hongli Shandong	A profile for forklift truck cab door	zl2019205793347	Utility Model	12/6/2019
9	Hongli Shandong	A back post of an excavator cab	zl2019205793370	Utility Model	12/27/2019
10	Hongli Shandong	A profile for the front post of the cab of an excavator	zl2019205793366	Utility Model	12/27/2019
11	Hongli Shandong	A middle supporting column in the cab of an excavator	zl2019205793313	Utility Model	12/27/2019
12	Hongli Shandong	A profile for the framework of an excavator	zl2019205793296	Utility Model	12/27/2019
13	Hongli Shandong	A profile for the front column of the cab of a forklift truck	zl2019205793332	Utility Model	12/27/2019
14	Hongli Shandong	A profile for the front crossbeam on the top of a tractor cab	zl2019205793328	Utility Model	12/31/2019
15	Hongli Shandong	A special-shaped profile for front column of loader cab	zl2020225376679	Utility Model	11/6/2020
16	Hongli Shandong	A special-shaped profile for 14H excavator cab	zl2020226805544	Utility Model	11/19/2020
17	Hongli Shandong	A profile of V05 excavator cab	zl2020228145799	Utility Model	11/30/2020
18	Hongli Shandong	A profile structure of track machine cab	zl2020228145784	Utility Model	11/30/2020
19	Hongli Shandong	A profile structure of front column of forklift	zl2021201139036	Utility Model	1/16/2021
20	Hongli Shandong	A profile structure of straight out rear column of forklift	zl2021201139002	Utility Model	1/16/2021

No.	Current Owner	Patent Name	Patent Number	Category	Registration Date
21	Hongli Shandong	A special-shaped profile for door frame of loader cab and loader cab	zl2020228146170	Utility Model	11/30/2021
22	Hongli Shandong	A special-shaped structure of excavator side beam	zl2021201138993	Utility Model	1/16/2021
23	Hongli Shandong	A special-shaped profile for the right front leg of a forklift	zl2021201139021	Utility Model	1/16/2021
24	Hongli Shandong	A type of road machinery profile	ZL2022232244264	Utility Model	3/7/2023
25	Hongli Shandong	A type of side S-type plate for construction machinery	ZL2022232902235	Utility Model	3/7/2023
26	Hongli Shandong	A type of agricultural machinery cab profile	ZL2022232234991	Utility Model	6/9/2023
27	Hongli Shandong	A type of panoramic cab profile structure for road machinery	ZL2023202771520	Utility Model	8/1/2023
28	Hongli Shandong	A type of rail structure for subway door	ZL2023202771516	Utility Model	8/1/2023
29	Hongli Shandong	A type of new anti-roll column structure	ZL2023202771427	Utility Model	11/10/2023
30	Hongli Shandong	A type of bracket structure for rice machine	ZL202320277154X	Utility Model	1/16/2024
31	Hongli Shandong	A type of cab profile for rice machine	ZL2023204901590	Utility Model	7/21/2023
32	Hongli Shandong	A type of frame structure for construction machinery	ZL2023204901567	Utility Model	7/7/2023
33	Hongli Shandong	A type of electric vehicle battery pack profile structure	ZL2023204901514	Utility Model	7/7/2023
34	Hongli Shandong	A type of new energy construction machinery cab profile	ZL202223366020X	Utility Model	3/7/2023
35	Hongli Shandong	A type of road machinery cab skeleton structure	ZL2023205034225	Utility Model	8/1/2023
36	Hongli Shandong	A type of new shaped steel pipe	ZL2023222139533	Utility Model	1/22/2024
37	Hongli Shandong	A type of steel pipe internal polishing device	ZL2023221433638	Utility Model	1/19/2024
38	Hongli Shandong	A type of descaling device for steel pipe processing	ZL2023223894709	Utility Model	3/29/2024
39	Hongli Shandong	A type of steel pipe automatic packing device	ZL2023221433623	Utility Model	4/9/2024
40	Hongli Shandong	A type of steel pipe oiling treatment equipment	ZL2023222934164	Utility Model	3/26/2024
41	Hongli Shandong	A type of seamless steel pipe perforation processing equipment	ZL2023223893918	Utility Model	4/5/2024
42	Hongli Shandong	A type of skid steer loader cab door frame	ZL202322500650X	Utility Model	3/22/2024
43	Hongli Shandong	A repair treatment method of cold roll-forming profile	zl2020114281114	Invention	12/9/2020
44	Hongli Shandong	A fine machining method for reducing profile production and manufacturing	zl2021104365103	Invention	4/22/2021
45	Hongli Shandong	A type of stamping equipment for the production and processing of reducer pipe	2023109870377	Invention	10/27/2023
46	Hongli Shandong	A type of profiled steel pipe forming mold for easy replacement	ZL2023112128819	Invention	12/26/2023
47	Hongli Shandong	A type of profiled steel pipe forming and positioning structure	ZL2023111878254	Invention	12/12/2023
48	Hongli Shandong	A type of automatic push-bending molding machine	ZL2023115946119	Invention	2/13/2023
49	Hongli Shandong	A type of profiled steel pipe polishing device	ZL2023115946392	Invention	2/23/2023

Facilities

The headquarters and executive office of the PRC operating entities are located in Weifang, China. On September 14, 2022, Hongli Shandong obtained the property ownership certificates for Yingxuan Assets, which are located at 777 Dayi Road, Building 1, 2, 3, and 4, Changle County, Weifang, Shandong, for approximately 70,186 square meters. For more information, see “Our Business Overview — Expansion Plan.”

The PRC operating entities own certain real properties set forth as follows:

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

Corporate Information

Our principal executive office is located at 777 Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400. Our telephone number is +86 0536-2185222. Our website is hongliprofile.com.  The information on our website does not form part of this Annual Report.

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

We are an offshore holding company incorporated and registered in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through the variable interest entity, or VIE, Shandong Hongli Special Section Tube Co., Ltd., or Hongli Shandong, a PRC company, and through its wholly owned subsidiary, Beijing Haozhen Heavy Industry Technology Co., Ltd., a PRC company, Shandong Maituo Heavy Industry Co., Ltd., or Maitou Shandong, a PRC company, and its 70% owned subsidiary Shandong Haozhen Heavy Industry Technology Co., Ltd., or Haozhen Shandong, a PRC company. We commenced our operations under the name Shandong Changle Hongli Steel Tube Co., Ltd. to provide industrial pipes and tubes products. Hongli Shandong was incorporated on September 13, 1999 by Ronglan Sun and Li Liu, who originally held 40% and 60% equity interests in Hongli Shandong, respectively.

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

On September 18, 2020, Hongli Shandong and Shengda Technology Co. Ltd, a South Korean company, established Haozhen Shandong. Hongli Shandong contributed a 70% equity interest in Haozhen Shandong. Haozhen Shandong engages in metal chain and other metal products manufacturing; metal chain and other metal products sales; metal structure manufacturing; metal structure dales; general parts manufacturing; high-quality special steel materials sales; steel calendering processing (except for items subject to approval according to law, and operating activities independently according to law with business license) permitted items: goods import and export (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments, and the specific business items shall be subject to the approval result). Haozhen Shandong has not commenced its operation as of today.

On February 9, 2021, Hongli Cayman was incorporated in the Cayman Islands as an exempted company with limited liability. One Ordinary Share of par value US$0.0001 was issued to the Cayman Islands incorporation agent upon Hongli Cayman’s incorporation, which on February 9, 2021 was transferred to Hongli Development Limited, or Hongli Development, a British Virgin Islands company, owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, three founders of the Company at the same time as a further 97 Ordinary Shares were issued to Hongli Development at $0.0001 par value per share to Hongli Development Limited, or Hongli Development, a British Virgin Islands company, owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, three founders of the Company, and issued 3 Ordinary Shares at $0.0001 par value per share to Hongli Technology Limited, or Hongli Technology, a British Virgin Islands company, 100% owned by Haining Wang. Hongli Cayman and Hongli HK were established as the holding companies of Hongli WFOE.

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

On December 13, 2023, Hongli Technology surrendered 133,125 Ordinary Shares to Hongli Cayman. Hongli Technology has sold all of its remaining Ordinary Shares on the open market and is no longer a shareholder of the Company. As of April 10, 2024 and December 31, 2023, we have 12,238,750 Ordinary Shares issued and outstanding as of the date hereof, of which Hongli Development holds 7,516,820 Ordinary Shares.

Corporate Structure

The following chart summarizes our corporate legal structure and identifies our subsidiaries and the PRC operating entities as of the date of this Annual Report.

*	Mr. Yuangqing Liu is the initial founder of the Company and the father of Mr. Jie Liu and Ms. Ronglan Sun is the spouse of Mr. Yuangqing Liu and the mother of Mr. Jie Liu. Mr. Yuangqing Liu and Ms. Ronglan Sun have granted their proxy to Mr. Jie Liu to vote their shares in Hongli Development for all corporate transactions requiring shareholders’ approval and Mr. Jie Liu as such may be deemed to have sole voting and investment discretion with respect to the Ordinary Shares held by Hongli Development.

Name		Background	Ownership
Hongli Development Limited	● ● ●	A British Virgin Islands company Incorporated on February 8, 2021 A holding company	Owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, the founders of Hongli Shandong

Hongli Hong Kong Limited	● ● ●	A Hong Kong company Incorporated on March 5, 2021 A holding company	100% owned by Hongli Cayman

Shandong Xiangfeng Heavy Industry Co., Ltd.	● ● ● ●	A PRC company and deemed a wholly foreign owned enterprise (“WFOE”) Incorporated on April 8, 2021 Registered capital of $30,000,000 A holding company	100% owned by Hongli HK

Shandong Hongli Special Section Tube Co., Ltd.	● ● ● ●

A PRC limited liability company

Incorporated on September 13, 1999

Registered capital of $764,783 (RMB 5 million)

Engage in production and sales of steel profile product; import and export business of mechanical processing, sales and above products (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments.

VIE of Hongli WFOE

Beijing Haozhen Heavy Industry Technology Co., Ltd.	● ● ● ●

A PRC limited liability company

Incorporated on February 4, 2021

Registered capital of $152,957 (RMB 1 million)

Engage in technology development, technology promotion, technology transfer, technology consulting, technical services; product design; model design; sales of self-developed products, metal materials, metal products, non-metal ore, metal ore, building materials; import and export of goods.

97% owned by Hongli Shandong

Shandong Maituo Heavy Industry Co., Ltd.	● ● ● ●

A PRC limited liability company

Incorporated on May 23, 2019

Registered capital of $5,812,353 (RMB 38 million)

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

100% owned by Hongli Shandong

Shandong Haozhen Heavy Industry Technology Co., Ltd.	● ● ● ●

A PRC limited liability company

Incorporated on September 18, 2020

Registered capital of $5 million

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

70% owned by Hongli Shandong

REGULATIONS

Hongli Cayman is a holding company incorporated and registered under the laws of the Cayman Islands. We have no substantive operations other than holding all of the issued and outstanding shares of Hongli HK, which was established in Hong Kong. Hongli HK is a holding company all of the outstanding equity of Hongli WFOE, which was established under the laws of the PRC. We consolidate the financial results of the PRC operating entities through the Contractual Arrangements. We do not have any business or operations in Taiwan or Macau or Hong Kong. However, we will be dependent on receipt of funds from Hongli HK, which will be dependent on receipt of dividends or payments (if any) from Hongli WFOE, which will be dependent on payments from the VIE in accordance with the laws and regulations of the PRC and the Contractual Arrangements between them.

Unless the context otherwise requires, all references in this subsection to the “PRC” or “China” refer to mainland China, excluding, for the purpose of this section only, Taiwan and Macau and Hong Kong.

PRC Regulations

Regulations Related to Foreign Investment

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council promulgated the Implementing Regulations of the PRC Foreign Investment Law, which became effective on January 1, 2020. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

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

On April 10, 2020, SAFE issued the Notice of the State Administration of Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business. This notice provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Related to Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2019, and the 2023 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, but they shall be required to file with the CSRC within three working days from the completion of any subsequent offerings.

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

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993, and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the MOF on December 25, 1993, and were recently amended on October 28, 2011 (collectively with the VAT Regulations, the VAT Law). On April 4, 2018, MOF and the State Administration of Taxation, or the SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or MOF and SAT Circular 32. On March 20, 2019, MOF, SAT and General Administration of Customs, or GAC, jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, or MOF, SAT and GAC Circular 39, which became effective from April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Standing Committee of the National People’s Congress issued the Value-added Tax Law (Second Revised Draft) on September 1, 2023, or the draft, for public comments within thirty days from the issuing date. According to the draft, the VAT tax rates are the same as stipulated in the currently valid VAT Law. The draft is in the legislative procedure, and it will take time to become effective.

Withholding Tax

The Implementing Rules of the Enterprise Income Tax Law of the PRC provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

C. Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, plants and equipment.

See “Item 4. Information on the Company – B. Business Overview – Facilities.”

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

Overview

Hongli Cayman is an offshore holding company incorporated and registered in the Cayman Islands. As a holding company with no material operations of our own, we consolidate financial results of Hongli Shandong, the VIE and its subsidiaries through Contractual Arrangements. Neither we nor our subsidiaries own any equity interests in the PRC operating entities.

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

Fluctuations in Prices of Steel — The main raw material of the PRC operating entities’ products is steel. Fluctuations in steel prices can lead to volatility in the pricing of their products, which influences the buying patterns of their customers. Because the cost of raw materials represents over half of our total cost of sales, higher or lower cost steel affects our gross margins. Increases in the market price of steel typically enable us to raise our selling prices. For instance, as a result of significant increase in steel prices during fiscal year 2021, the price of the steel that the PRC operating entities purchased during the fiscal year 2021 was increased by approximately 28%. We implemented operating strategies on both the sale-side and cost-side to mitigate the negative impact of the fluctuation in steel prices. The PRC operating entities entered into framework agreements with their customers. As the PRC operating entities produce customized products based on the customers’ demands, the PRC operating entities will negotiate price and number of products with their customers when a specific order is placed under the framework agreements based on the then market conditions. Once an order is placed, the price and number of products will not change. On the cost side, the PRC operating entities limit the purchasing cost of their steel material by placing orders to purchase steel material in customized length, which is shorter than the standardized length. The lesser usage of steel in producing the customized steel material leads to a lower purchase cost. In addition, the PRC operating entities have been constantly improving their production process which ultimately reduces the amount of steel material used. We and the PRC operating entities are able to contain the overall negative impact of the operation of the PRC operating entities due to the significant increase in steel price in 2021 to be within 5% as a result of their operating strategy. Despite the significant increase in steel price in 2021, the market demands for cold roll formed steel profile remain strong and the PRC operating entities have received more orders from customers in 2021 as compared to 2020. In 2022, the steel price began to fall, and the average steel price in 2022 in Shanghai, China, the city where the PRC operating entities’ major supplier Shanghai Wanhe is located, was approximately $660 (RMB 4,564) per ton, which was 16% lower than the average price in the period of last year. During the year of 2023, the steel price decrease by 10% from 2022 levels with a decline continuing into the first quarter of 2024.   (Source: www.zgw.com). It is hard to predict the steel price given the current market condition and the impact by COVID-19, however, we do not think that the regular fluctuation of steel price will have a material impact on our results of operations or liquidity due to the operating strategies on the sales-side and cost-side discussed above. Nevertheless, we cannot assure you that in the future, the market will be stabilized or drive the steel price up significantly to the extent that our operating strategy may not be able to successfully mitigate such impact and we and the PRC operating entities will continue monitoring market trends and adjust the operating strategies as needed. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of equipment, transportation and labor.

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

Gross Profit and Gross Margin

Gross profit is the difference between revenue and the cost of revenue. Our cost of revenue consists of the cost of raw materials, direct labor and related production overhead. Raw materials account for the largest portion of our cost of revenue. Supplies and prices of the PRC operating entities’ various raw materials can be affected by worldwide supply and demand factors, as well as other factors beyond control such as financial market trends. The PRC operating entities purchase, directly and indirectly through third-party suppliers, significant amounts of steels and other raw materials annually. The prices of the PRC operating entities’ raw materials are highly dependent on the steel price in the market, the fluctuation in steel prices will directly impact our gross margin rate.

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

The COVID-19 Pandemic

Our PRC operating entities resumed normal level of operations in February 2023, and we have gradually recovered from the effects of COVID-19. The PRC operating entities have resumed their efforts on developing offshore markets including planning to open a sales office in the U.S. However, this plan has been delayed or might even be postponed due to the impact of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Management of Hongli Shandong are currently evaluating the feasibility to open a sales office in the U.S. pending the development of COVID-19, travel restrictions, and the potential market opportunities in the U.S.

The PRC operating entities continue to assess and update their business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforce healthy and safe. The spread of COVID-19 has caused the PRC operating entities to modify their business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and the PRC operating entities expect to take further actions as may be required or recommended by government authorities or as they determine are in the best interests of their employees, customers and other business partners. The PRC operating entities are also working with their suppliers to understand the existing and future negative impacts, and to take actions in an effort to mitigate such impacts. However, any future pandemic could lead to extended disruption of economic activity and a related impact on our financial and operating results.

Results of Operations

We, a Cayman Islands holding company, do not conduct any substantive operations of our own, rather, we consolidate financial results of the VIE through the Contractual Arrangement.

For the Years Ended December 31, 2023 and 2022

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year Ended December 31, 2023	Year Ended December 31, 2022	Amount Increase (Decrease)	% Increase (Decrease)
Revenues, net	$15,997,954	$20,283,245	$(4,285,291)	(21.13)%
Cost of revenues	10,752,114	13,274,752	(2,522,638)	(19.00)%
Gross profit	5,245,840	7,008,493	(1,762,653)	(25.15)%
Operating expenses
Selling, general and administrative	4,225,405	4,087,171	138,234	3.38%
Total operating expenses	4,225,405	4,087,171	138,214	3.38%

Income from operations	1,020,435	2,921,322	(1,900,887)	(65.07)%

Other income (expenses)
Other income	602,884	601,071	1,813	0.30%
Financial expenses	(643,002)	(244,005)	(398,997)	163.52%
Other expenses	(47,855)	(65,956)	18,101	(27.44)%
Total other income (expenses), net	(87,973)	291,110	(379,083)	(130.22)%
Income before income taxes	932,462	3,212,432	(2,279,970)	(70.97)%
Income tax expense	67,740	280.69	(212,329)	(75.81)%
Net income	$864,722	$2,932,363	$(2,067,641)	(70.51)%

Revenue

We derive revenues from sales of products in the domestic and overseas markets. The following table presents our revenues by geographical regions.

	For the Years Ended December 31,
	2023		2022
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$12,117,240	75.74%	$15,285,549	75.36%	$(3,168,309)	(20.73)%
Overseas	3,880,714	24.26%	4,997,696	24.64%	(1,116,982)	(22.35)%
Total	$15,997,954	100%	$20,283,245	100%	$(4,285,291)	(21.13)%

In 2023, Chinese manufacturers contended with a series of critical hurdles, notably an economic deceleration driven by diminished global demand and ongoing repercussions from COVID-19. These factors negatively impacted our revenue streams. Our total revenues decreased by approximately $4.3 million, or 21%, to approximately $16.0 million for the year ended December 31, 2023 from approximately $20.2 million for the year ended December 31, 2022. The decrease was mainly attributable to (i) a decrease in domestic sales of approximately $3.2 million to approximately $12.1 million for the year ended December 31, 2023 from approximately $15.3 million for the year ended December 31, 2022, which was primarily due to a decrease in construction machinery orders caused by the decline of the Chinese real estate industry, leading to a decrease in construction machinery orders; and (ii) a decrease in overseas sales of approximately $1.1 million to approximately $3.9 million for the year ended December 31, 2023 from approximately $5.0 million for the year ended December 31, 2022, due to the decreased orders from our overseas customers.

Cost of revenues

Our cost of revenues consists of cost to manufacture our products, primarily includes the cost to purchase raw materials, direct labor costs and the related depreciation of our production machinery and equipment. Our cost of revenue decreased by approximately $2.5 million, or 19% for the year ended December 31, 2023 as compared to the same period of 2022. The decrease in cost of revenue was in line with the decrease in revenue.

Gross profit

Our gross profit decreased by approximately $1.8 million, or 25%, to approximately $5.2 million for the year ended December 31, 2023 from approximately $7.0 million for the year ended December 31, 2022. As a percentage of revenues, our gross margin decreased to 32.8% for the year ended December 31, 2023 from 34.6% for the year ended December 31, 2022, which was resulted from the decrease in the selling price of our products.

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

SG&A expenses increased by approximately $0.1 million or 3% from approximately $4.1 million for the year ended December 31, 2022 to approximately $4.2 million for the year ended December 31, 2023. The increase in the SG&A expenses was primarily attributable to (i) an increase in sales and marketing expenses, (ii) an increase in general and administrative expenses; and offset by (iii) a decrease in research and development expenses, which will be discussed in greater detail below.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salary expenses and related employee benefits for sales and marketing personnel, shipping and handling expenses, port and custom clearance costs, storage expense, promotion and marketing expenses and other expenses in associated with sales and marketing activities, which increased in approximately $35,000, or 6% from approximately $597,000 for the year ended December 31, 2022 to approximately $631,000 for the year ended December 31, 2023. The increase in sales and marketing expenses was mainly due to (i) a $75,000 increase in freight, storage and transportation costs to $430,000 for the year ended December 31, 2023, as compared to $355,000 in the same period of last year; (ii) a $18,000 increase in show and advertisement expense to $23,000 as compared to $5,000 in the same period of 2022, (iii) an increase in repair and services costs of $23,000 to $32,000 in 2023 compared to $9,000 in the same period of last year; (iv) the increase was offset by the decrease of $34,000 in wages and benefits expenses and $47,000 in other sales related expenses.

General and administrative expenses

Our general and administrative expenses, primarily composed of salaries, employee benefits, repair and maintenance, professional services, depreciation, amortization, travel, entertainment, and office supplies, increased by approximately $542,000, or 26%, from $2.1 million for the year ended December 31, 2022, to $2.6 million for the year ended December 31, 2023. The rise in expenses was primarily due to several factors: (i) Consulting and professional fees surged by approximately $575,000, related to our initial public offering in 2023. These fees totaled about $1.2 million, compared to $0.7 million in the previous year. (ii) Salary and related employee benefits increased slightly by about $11,000, reaching approximately $746,000 for the year ended December 31, 2023, up from $735,000 in 2022. (iii) Transportation and vehicle expenses rose by approximately $14,000 to $129,000 for the year ended December 31, 2023, from $115,000 in the prior year. (iv) Depreciation and amortization expenses increased by approximately $53,000 to $135,000 for the year ended December 31, 2023, compared to $82,000 in the previous year. (v) The allowance for CECL (Current Expected Credit Loss) increased by approximately $53,000 to $60,000 for the year ended December 31, 2023, from $7,000 in the prior year. (vi) These increases were partially offset by a decrease of approximately $163,000 in other G&A expenses, which fell from $479,000 in 2022 to $315,000 for the year ended December 31, 2023.

Research and development (“R&D”) expenses

Substantially all research and development costs represent the Company’s spending on product development activities. For the years ended December 31, 2023 and 2022, the Company recorded research and development expense of approximately $1.0 and $1.4 million, respectively, a decrease of approximately $0.4 million or 32%. The decrease was mainly due to the slowdown in demand of construction machinery.

Other income, Net

Other income, net was primarily comprised of income from sale of scrapped materials, government subsidies, gain or loss on sale of properties, gain or loss recognized from foreign currency tranactions and others, which increased by approximately $2,000 or 0.3% from approximately $601,000 for the year ended December 31, 2022 to approximately $603,000 for the year ended December 31, 2023.

Financial expenses

Financial expenses primarily comprised of interest incurred on loans, finance leases and financial liabilities, as well as interest expenses on discounting our notes receivable prior to their maturity. Financial expenses increased by approximately $400,000 or 164% from approximately $244,000 for the year ended December 31, 2022 to approximately $643,000 for the year ended December 31, 2023. The increase in financial expenses was mainly due to a increase in interest expense in 2023. Interest expense amounted to $606,000, an increase of $272,000, or 81%, compared to the interest expense of $334,766 in 2022.

Income before income taxes

Our income before income taxes was approximately $0.9 million for the year ended December 31, 2023, a decrease of approximately $2.3 million, or 71%, as compared to approximately $3.2 million for the year ended December 31, 2022. The decrease was mainly due to declined sales and increased selling, general and administrative expenses.

Income tax expense

Our income tax expense was approximately $68,000 for the year ended December 31, 2023, compared to approximately $280,000 for the year ended December 31, 2022, a decrease of approximately $212,000. The decrease in income tax expenses was mainly attributable to the decreased sales and decreased net income.

Net Income

As a result of foregoing, our net income was approximately $0.9 million, or $0.07 per basic and diluted share for the year ended December 31, 2023, compared to approximately $2.9 million, or $0.29 per basic and diluted share for the same period of 2022.

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

The spot rate of U.S. Dollar against RMB increased to 7.0999 as of December 31, 2023 from 6.8983 as of December 31, 2022; the average rate increased to 7.0809 for the year ended December 31, 2023 from 6.7299 for the year ended December 31, 2022. As a result of the fluctuation in the foreign currency exchange rate, we have recognized other comprehensive loss of approximately $660,000, which resulted from currency translation adjustments.

Comprehensive Income

Our comprehensive income was approximately $205,561 and $2.0 million for the years ended December 31, 2023 and 2022, respectively, due to reasons discussed above.

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

Other income

Other income was primarily comprised of income from sale of scrapped materials, government subsidies and others, which increased by approximately $531,000 or 765% from approximately $70,000 for the year ended December 31, 2021 to approximately $601,000 for the year ended December 31, 2022. The increase was mainly due to the increased sale of scrapped materials of approximately $517,000 as well increased government subsidies received of approximately $20,000 for the year ended December 31, 2022 as compared to the same period of last year.

Financial expenses

Financial expenses primarily comprised of gain or loss recognized from foreign currency transactions and interest incurred on short-term loans, finance leases and financial liabilities, as well as interest expenses on discounting our notes receivable prior to their maturity. Financial expenses decreased by approximately $294,000 or 55% from approximately $538,000 for the year ended December 31, 2021 to approximately $244,000 for the year ended December 31, 2022. The decrease in financial expenses was mainly due to (i) an increase in gain from foreign currency transactions recognized of approximately $240,000 or 558% from a loss from foreign currency transactions of approximately $43,000 for the year ended December 31, 2021 to a gain from foreign currency transactions of approximately $197,000 for the year ended December 31, 2022; (ii) interest expenses from discounting note receivables decreased by approximately $107,000 or 76% from approximately $141,000 for the year ended December 31, 2021 to approximately $34,000 for the year ended December 31, 2022. The decrease was due to the decreased notes receivable the Company received from the customers of the operating entities, and when the Company cashed in these notes receivable before their maturity dates with the financial institutions when there were capital needs, a discount interest of 1% to 3% was charged by the financial institutions; and the decrease was partially offset by (iii) the increase in interest expenses on short-term loans, finance lease obligation and financing liabilities by approximately $52,000 or 15% from approximately $356,000 for the year ended December 31, 2021 to approximately $408,000 for the year ended December 31, 2022.

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

The Company does not have any contract asset. Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2023 and 2022, the Company recorded contract liabilities, included in accrued expenses and other payables, of $178,135 and $57,906, respectively. The Company recognized $45,800, $124,687 and $16,127 of beginning contract liabilities as revenue for the years ended December 31, 2023, 2022 and 2021, respectively. The Company is expected to recognize the December 31, 2023’s ending contract liabilities of $178,135 during the year ended December 31, 2024 as revenues.

The Company’s net revenue segregated by geographic regions is as follows:

	For the Years Ended December 31,
	2023	2022	2021
PRC	$12,117,240	$15,285,549	$16,844,113
Overseas	3,880,714	4,997,696	4,869,025
Total	$15,997,954	$20,283,245	$21,713,138

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

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred. Gain (loss) from foreign currency transactions recognized and included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2023, 2022 and 2021, incurred approximately a gain of $54,000, a gain of $197,000 and a loss of $43,000 loss, respectively.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31, 2023	December 31, 2022	December 31, 2021
1 US$ = RMB
Year-end spot rate	7.0999	6.8983	6.3731
Average rate	7.0809	6.7299	6.4512

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company has adopted this ASU effective January 1, 2020. The adoption did not pose material impact to the Company’s financial presentation.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for fiscal years beginning after December 15, 2020 and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Company has adopted this ASU effective January 1, 2021. The adoption did not pose material impact to the Company’s financial presentation.

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

On March 31, 2023, we closed our initial public offering of 2,062,500 Ordinary Shares at the offering price of $4.00 per share for total gross proceeds of $8.25 million before deducting underwriting discounts and offering expenses. Net proceeds of our offering were approximately $7.2 million. In addition, we granted the underwriters a 45-day option to purchase up to an additional 309,375 Ordinary Shares at the public offering price. On May 2, 2023, the underwriter exercised the over-allotment option in full for total gross proceeds of $1,237,500 before deducting underwriting discounts and commissions. Net proceeds of our over-allotment option were approximately $1.1 million. Our Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “HLP” on March 29, 2023.

As of the date of this report, all the net proceeds of approximately $8.4 million (including exercise of over-allotment options) had been transferred from Hongli Cayman to Hongli HK, and from Hongli HK to the WOFE. The WOFE loaned a total of $8.1 million (RMB 57.7 million) to Hongli Shangdong through an entrusted loan from Weifang Bank. Hongli Shandong used these proceeds to repay part of a $10.5 million (RMB 70 million) bank loan.

As of December 31, 2023, we had cash and cash equivalents of approximately $0.8 million, and our current assets were approximately $11.0 million, and our current liabilities were approximately $7.7 million.   Total shareholders’ equity as of December 31, 2023 was approximately $21.1 million. As of December 31, 2022, we had cash and cash equivalents of approximately $2.1 million, and our current assets were approximately $14.1 million, and our current liabilities were approximately $12.4 million. Total shareholders’ equity as of December 31, 2022 was approximately $13.5 million. Substantially all of our current operations are conducted in the PRC and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. Substantially all of our cash and cash equivalents were held by the Company in the PRC.

In assessing our liquidity, we monitor and analyze our cash on hand and held in the bank, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings, additional capital contributions from shareholders, as well as the proceeds we received from the IPO. For the years ended December 31, 2023, 2022 and 2021, we had generated positive cash flow of approximately $0.9 million, $2.5 million, and $1.1 million from operating activities. Our working capital requirements are affected by the efficiency of the PRC operating entities’ operations, the numerical volume and dollar value of their sales contracts, the progress or execution on their customer contracts, and the timing of accounts receivable collections. Historically, the PRC operating entities had been using their historical funds to optimize our sales and production and the PRC operating entities had been generating positive cash flows from their business for their ordinary course of operations. In order to further grow and expand the business, the PRC operating entities are seeking bank loans and equity financing to fund and execute their Expansion Plan, and there can be no assurance that the PRC operating entities will possess or be able to secure the bank loans to meet these payment obligations under the Expansion Plan when they become due. See “Risk Factors — Our indebtedness to lenders and other creditors is significant and if we encounter demands for payment that we cannot meet, it could have adverse consequences for our business and future prospects.”

The following table sets forth summary of our cash flows for the periods indicated:

	2023	2022	2021
Net cash provided by operating activities	$884,917	$2,493,024	$1,139,648
Net cash used in investing activities	(2,253,634)	(11,670,592)	(3,051,348)
Net cash provided by financing activities	382,094	10,841,222	983,364
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,298,370)	1,582,577	(902,647)
Cash, cash equivalents and restricted cash at beginning of the year	2,114,039	531,462	1,434,109
Cash, cash equivalents and restricted cash at end of the year	$815,669	$2,114,039	531,,462

Operating Activities

Net cash provided by operating activities was approximately $0.9 million for the year ended December 31, 2023, including net income of approximately $0.9 million, adjusted for non-cash items of approximately $0.7 million and negative changes in operating assets and liabilities of approximately $2.2 million and positive changes of $1.5 million. The negative changes in operating assets and liabilities mainly included an increase in prepaid expenses of $0.1 million, a decrease in accounts payable, accrued expenses and income tax payable of $2.0 million. The positive changes in operating assets and liabilities mainly included a decrease of accounts receivable of approximately $1.2 million, a decrease in notes receivable of approximately $0.06 million, a decrease in inventory of $0.2 million, and a decrease in due from related parties of $0.1 million.

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

Net cash provided by operating activities was approximately $1.1 million for the year ended December 31, 2021, including net income of approximately $3.2 million, adjusted for non-cash items of approximately $0.7 million and negative changes in operating assets and liabilities of approximately $2.8 million. The changes in operating assets and liabilities mainly included an increase in accounts receivable of approximately $1.8 million, an increase in notes receivable of approximately $0.3 million, an increase in inventory of approximately $1.4 million, an increase in prepaid expenses and other current assets of approximately $0.7 million, an increase in accounts payable of approximately $1.4 million.

Investing Activities

Net cash used in investing activities was approximately $2.3 million for the year ended December 31, 2023, which were primarily the result of payment made to acquire property and equipment of approximately $0.3 million, payment made to acquire intangible assets of approximately $0.6 million and prepayments made for purchase of Yingxuan Assets of approximately $1.8 million, which was partially offset by the proceeds received for sales of properties of approximately $0.7 million, and a loan made to a related party of $0.4 million.

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

Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was approximately $0.4 million. This amount includes: (i) net proceeds from the initial public offering of $8.4 million, (ii) proceeds from long and short-term loans totaling $6.4 million, (iii) repayments of long and short-term loans totaling $13.1 million, (iv) repayments of financing liabilities and finance leases amounting to $0.5 million, and (v) net repayments to related parties of $0.6 million.

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

Loans, Guarantees and Pledges

Loans represent amounts due to various banks and financial institution on scheduled payment dates set out in the loan agreements. These loans are secured by pledge or guarantees and are classified as short term or long term based on their maturities. Substantially all of the loans are used for the purchase of raw materials. Substantially all outstanding loans as of December 31, 2023 and 2022 were guaranteed by the CEO, the family members of the CEO, companies owned by those family members, and certain third-party companies.

As of December 31, 2023, short term loans and long-term loans, and third party and related party companies, personal guarantees and pledges provided for the outstanding loans were as follows:

Lender	As of December 31, 2023	Guarantees and Collateral
Rural Commercial Bank of Shandong	$704,235	The loan is secured through guarantees provided by the CEO, his family members, and the pledging of the company’s various patents as collateral
Postal Savings Bank of China	704,235	The loan is secured through guarantees provided by the CEO family members
Industrial and Commercial Bank of China	633,812	The loan is secured through guarantees provided by the CEO family members
Bank of Beijing	845,082	The loan is secured by guarantees from the CEO’s family members and by the pledge of the company’s land use rights
Bank of Rizhao	690,151	The loan is secured through guarantees provided by the CEO family members, and the pledging of the Company’s real properties as collateral
Industrial Bank	760,574	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s accounts receivable
Agricultural Bank of China	1,352,132	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Add: Current portion of long-term loans	36,620
Short-term loans total	$5,726,841

Long-term loans
Bank of Weifang	$140,847	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Bank of Weifang	1,264,807	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Rural Commercial Bank of Shandong	1,969,041	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Less: Current portion of long-term loans	(36,620)
Long-term loans total	$3,338,075

Existing Commitment under Expansion Plan

The Company’s existing commitment under Expansion Plan was as follows as of various dates set forth below:

Projects	Total	Installments	Payment Schedule	Source of Funds	Status	Notes
Yingxuan Assets (1)	$18.12 million	$2.17 million	Deposit	Working capital	Paid	As of December 31, 2022, the total unpaid installments are $2.23 million (approximately RMB 15.4 million).
		$7.54 million	December 31, 2021	Working capital and bank loan	Paid
		$6.81 million	December 31, 2022	Bank loan and proceeds from our initial public offering	$6.18 million has been paid
		$1.60 million	December 31, 2023	Proceeds from our initial public offering	Not yet paid

New facilities(2)	$1.45 million	$1.42 million	Paid	Working capital	Paid	As of December 31, 2023
		$0.03 million	June, 2023	Working capital	Not yet paid

Facility finance leasing(3)	$1.55 million	$1.17 million	Paid	Working capital	Paid	As of December 31, 2023
		$0.33 million	December 31, 2023	Working capital	Not yet paid
		0.05 million	October, 2024	Working capital	Not yet paid

(1)	The information set forth herein reflects the installment payment status of Yingxuan Assets as of December 31, 2022 based on the YX Asset Transfer Agreements dated January 1, 2021, and does not reflect modifications provided in the YX Supplementary Agreement dated May 5, 2023. See below “(i) Yingxuan Assets” for the updated status of that transaction.
(2)

As of December 31, 2023, Hongli Shandong had purchased a total of 386 pieces of facilities for these workshops, for a total amount of approximatly $3.0 million (RMB 21.0 million). Hongli Shandong has made total payments of these facilities for $2.8 million (RMB 20 million). The payments for the remaining balance of approximately $148,000 (RMB 1.0 million) are expected to be fully paid from Hongli Shandong’s working capital.

(3)

Hongli Shandong entered into several finance leasing agreements to lease various facilities for a total amount of $1.55 million (RMB 10.7 million), with lease terms ranging from 13 to 36 months. For the year ended December 31, 2023, the Company paid a total of approximately $308,000 towards these finance leases. As of December 31, 2023, two facility finance leases remained unpaid, with a total lease liability of $45,300, which is scheduled to be paid off in 2024.

(i) Yingxuan Assets

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, building, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately RMB 125.0 million (approximately $18.1 million, the “Purchase Price for Yingxuan Assets”). On January 1, 2021, Hongli Shandong and Yingxuan entered into three asset transfer agreements (the “YX Asset Transfer Agreements”), pursuant to which Hongli Shandong has made various payments towards the Purchase Price for Yingxuan Assets according to the payment schedule and Yingxuan has transferred the titles to part of the Yingxuan Assets to Hongli Shandong, pending the full payment for the Purchase Price for Yingxuan Assets. During the year ended December 31, 2021, Hongli Shandong paid the deposit of RMB 15.0 million (approximately $2.2 million) to Yingxuan from its working capital, which was used towards the Purchase Price for Yingxuan Assets.

Pursuant to the YX Asset Transfer Agreements, Hongli Shandong had agreed to pay Purchase Price for Yingxuan Assets in installments, including RMB 52.0 million (approximately $7.5 million) payable by end of 2021, RMB 47.0 million (approximately $6.8 million) payable by end of 2022 and RMB 11.0 million (approximately $1.6 million) payable by end of 2023. The installments had bore an annual interest of 7%. However, as mutually agreed by Yingxuan and Hongli Shandong, Hongli Shandong did not pay the agreed installment in fiscal year 2021 due to the delay of the acquisition of Yingxuan Assets, and Hongli Shandong made a prepayment of RMB 7.8 million (approximately $1.1 million) for the year ended December 31, 2021. The title of use rights of two parcels of industrial land, buildings, facilities and infrastructure for consideration of approximately RMB 85.2 million (approximately $12.4 million) were transferred to Hongli Shandong on June 13, 2022.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement (the “YX Supplementary Agreement”) to the YX Asset Transfer Agreements with Yingxuan, pursuant to which Hongli Shandong, on one hand, agreed to increase the Purchase Price for Yingxuan Assets to RMB 151.4 (approximately US$21.9 million) (the “Amended Purchase Price for Yingxuan Assets”) taking into account of the anticipated demolition reimbursement to be assigned to and received by Hongli Shandong from the local government, and on the other hand, Yingxuan agreed to waive all interest payments accrued and to be accrued based on the annual interest rate of 7% for the Purchase Price as set forth in the YX Asset Transfer Agreements.

As of December 31, 2022, Hongli Shandong paid a total of approximately $15.9 million (or approximately RMB 109.6 million) towards the Purchase Price for Yingxuan Assets. As of December 31, 2023, Hongli had cumulatively paid Yingxuan approximately $17.2 million (equivalent to RMB 122.2 million) towards the Amended Purchase Price for Yingxuan Assets, and received the real estate and land use rights transferred from Yingxuan of the corresponding Purchase Price in the amount of approximately $12.0 million (RMB 85.2 million). As of December 31, 2023, the remaining balance payable towards the Amended Purchase Price for Yingxuan Assets had been approximately $4.1 million (RMB 29.2 million) in accordance with the YX Supplementary Agreement. In January 2024, the Company made a payment of approximately $0.3 million (RMB 2.0 million) to Yingxuan, and the remaining balance of the Amended Purchase Price for Yingxuan Assets was lowered to approximately $3.8 million (RMB 27.2 million) as of the date of this report. Pursuant to the YX Supplementary Agreement, the legal title of the remaining Yingxuan Assets will be transferred to Hongli Shandong within 30 days upon the full payment of the Amended Purchase Price for Yingxuan Assets to Yingxuan.

Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2023 and 2022, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Tabular Disclosure of Contractual Obligations

Lease commitments

Finance Lease

The Company acquired certain machineries on finance lease. The amortization of the finance lease asset was approximately $73,000, $11,000 and $116,000 for the years ended December 31, 2023, 2022 and 2021, respectively. The amortization of finance lease asset is included in depreciation and amortization expense. The interest expense on finance lease was approximately $10,000 and $29,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

The future minimum lease payments under non-cancelable leases as of December 31, 2023 are as follows:

Finance Lease Payments
2024	$45,832
2025	-
Total	$45,832
Less imputed interest	546
Total capital lease obligation	45,286
Less: current obligation	45,286
Long-term lease obligation	$-

Failed sale and leaseback

For the years ended December 31, 2023 and 2022, the Company entered into three sale and leaseback agreements for a 2-year lease of four machineries. The lease agreement offers the Company a bargain purchase option to purchase the machineries at the end of lease term for RMB100. The management evaluated the carrying amount of the underlying assets at the end of lease term and their difference between the bargain purchase consideration, and concluded that the Company is reasonably certain to exercise the bargain purchase option. This qualifies the leases as failed sale and leaseback transactions and the Company accounts for leases as financing transactions. One machinery leased pursuant to such sale and leaseback agreement entered in November 2021 is associated with the new production facilities for the workshops under the Expansion Plan. See “Business of the PRC Operating Entities — Expansion Plan.”

The related current portion financing liabilities as of December 31, 2023 and 2022 of $44,244  and $245,532, respectively, are included in accrued expenses and other payables. The non-current portion of $0 and $42,220 as of December 31, 2023 and 2022, respectively, are presented as long-term payables on the accompanying consolidated balance sheets.

C. Research and development, Patents and License, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

See the section “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” in this Annual Report.

F. Safe Harbor

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is No. 777, Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400.

Name	Age	Position(s)
Jie Liu	37	Chief Executive Officer, Director and Chairman
Xiangmei Zeng	38	Chief Financial Officer
Chenlong Yang (1)	36	Independent Director
Qian (Hebe) Xu (2)	42	Independent Director
Yizhao Zhang (3)	54	Independent Director

(1)	Chair of the Compensation Committee.
(2)	Chair of the Nominating and Corporate Governance Committee.
(3)	Chair of the Audit Committee financial expert.

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

Xiangmei Zeng, is the Chief Financial Officer (“CFO”) of Hongli Cayman. Ms. Xiangmei Zeng is a financial services executive and consultant, experienced in financial management for publicly traded corporations. Since August 2020, Ms. Zeng has acted as financial manager of the Company, where she manages and coordinates daily accounting activities. From December 2014 to December 2019, Ms. Zeng served as financial manager of North China region in Guangdong HAID Group Co., Ltd. (SHE: 002311), an agricultural and animal husbandry high-tech enterprise, where she led an accounting team of 23 members. From December 2012 to December 2014, Ms. Zeng acted as financial manager in Jiangxi GETO New Material Co., Ltd (SZ:300986), a listed company in construction material industry, where she led the company’s overall IPO strategy and relevant accounting management. From October 2009 to August 2012, Ms. Zeng was financial manager in Byvin Corporation, a Chinese manufacturer of electric vehicles, where she managed overall accounting activities. Ms. Zeng studied at Jinan Vocational College and Shandong University.

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

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers. There are no family relationships  between each of our directors and officers. There were no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which persons referred to above were selected as a director or member of our senior management.

Limitation on Liability and Other Indemnification Matters

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the fiscal year ended December 31, 2023 and 2022, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Jie Liu(1) CEO and Chairman	2023	$27,115	-	-	-	-	-	-	$27,115
	2022	$28,529	-	-	-	-	-	-	$28,529
Xiangmei Zeng(2) CFO	2023	$12,498	-	-	-	-	-	-	$12,498
	2022	$12,296	-	-	-	-	-	-	$12,296
Yachun (Daisy) Wang(3) Former CFO	2023	$37,622		-		-	-	-	$37,622
	2022	$37,459	-	-	-	-	-	-	$37,459

(1)	Appointed as the CEO and Chairman effective as of June 2021.
(2)	Appointed as the CFO effective as of October 2023.
(3)	Replaced by Xiangmei Zeng, effective as of October 2023.

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

Share Incentive Plans

2022 Share Compensation Plan (the “2022 Plan”)

We have adopted a 2022 Share Compensation Plan (the “2022 Plan”). The Plan provides for discretionary grants of Awards (as defined in the Plan) to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company.

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

The Plan is administered by our board of directors or the Compensation Committee of the board of directors. The Board of Directors in its sole discretion may terminate this 2022 Plan at any time. The Board of Directors may amend this 2022 Plan at any time in such respects as the Board of Directors may deem advisable.

No grants have been made under the plan as of the date of this Annual Report.

2024 Equity Incentive Plan (the “2024 Plan”)

We have adopted a 2024 Equity Incentive Plan (the “2024 Plan”), which will expire on March 19, 2034. The maximum number of our Ordinary Shares issuable under the 2024 Plan is 1,200,000. The purpose of the 2024 Plan is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Company’s shareholders. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

This Plan shall be administered by board of directors or one or more its committees (or subcommittees, as the case may be) appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this 2024 Plan.

No grants have been made under the plan   as of the date of this Annual Report.

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

Our board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight or the Company. As a company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

Board Diversity Matrix

Board Diversity Matrix (As of April 10, 2024)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	3	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	4
LGBTQ+	-
Did Not Disclose Demographic Background	-

D. Employees

As of April 10, 2024, we have a total of 163 full-time employees, of which 87 are in the manufacturing department, 31 are in research and development department, and 45 are in administrative department.

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

E. Share Ownership

See Item 7 below.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after our last completed fiscal year ended December 31, 2023, no requirement arose to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our compensation recovery policy. There was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the compensation recovery policy to a prior restatement.

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

The percentage of beneficial ownership owned is based on 12,238,750 Ordinary Shares outstanding as of the date of April 10, 2024.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Jie Liu(2)(3)	7,516,820	61.42%
Xiangmei Zeng
Qian (Hebe) Xu
Chenglong Yang
Yizhao Zhang
All directors and executive officers as a group (5 individuals):	7,516,820	61.42%
5% Shareholders:
Hongli Development Limited(3)	7,516,820	61.42%

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 777, Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400.
(2)	Jie Liu is the CEO and Chairman of the Board of Hongli Cayman.
(3)	Representing 7,516,820 Ordinary Shares held by Hongli Development Limited, a British Virgin Islands company, which is owned by Mr. Yuanqing Liu, Mr. Jie Liu, and Mrs. Ronglan Sun. Pursuant to certain proxy agreements, the person having voting, dispositive or investment powers over Hongli Development Limited is Mr. Jie Liu. The registered address of Hongli Development Limited is Ritter House, Wickham Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B. Related Party Transactions

Contractual Arrangements among the Hongli HK, Hongli WFOE and Hongli Shandong.

See “Corporate Information — Our Corporate Structure.”

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Share Compensation Plan

See “Management — 2022 Share Compensation Plan.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Name of the related parties	Nature of relationship
Jie Liu	CEO of the Company
Yuanqing Liu	Family member of the CEO, Father of the CEO
Ronglan Sun	Family member of the CEO, Mother of the CEO
Hongyu Hao	Family member of the CEO and Vice President of Purchase Department
Huimin Lv	CEO assistant of the Company and Vice President of HR & Administration.
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Li Liu	Family member of the CEO, Sister of the CEO
Yongqing Dong	Family member of the CEO

Amount due from a related party:

	As of December 31,
	2023	2022
Jie Liu	$350,983	$-
Total	$350,983	$-

Amount due to related parties:

	As of December 31,
	2023	2022
Jie Liu	$-	$56,762
Hongyu Hao	68	545,054
Yongqing Dong	8,862	5,362
Huimin Lv	-	58
Total	$8,930	$607,236

As of December 31, 2023 and 2022, balance due from and due to related parties primarily represent monetary advancements and repayments by the related parties for its normal course of business. The amount advanced from and repaid to related parties for the years ended December 31, 2023 and 2022 were $4,683,578 and $5,266,202, $1,768,123 and $1,258,835, respectively. In addition, the Company advanced $351,294 to Mr. Jie Liu during 2023 and the amount due from Mr. Jie Liu has been repaid in full as of the date of this report. All the amount due to related parties were fully repaid by the Company as of the date of this report.

Substantially all outstanding short-term loans as of December 31, 2023 and 2022 were guaranteed by the CEO and the family members of the CEO, companies owned by those family members, and certain third-party companies. The CEO and the family members of the CEO provided guarantees for the following short-term and long-term loans.

Lender	As of December 31, 2023	Guarantees and Collateral
Rural Commercial Bank of Shandong	$704,235	The loan is secured through guarantees provided by the CEO, his family members, and the pledging of the company’s various patents as collateral
Postal Savings Bank of China	704,235	The loan is secured through guarantees provided by the CEO family members
Industrial and Commercial Bank of China	633,812	The loan is secured through guarantees provided by the CEO family members
Bank of Beijing	845,082	The loan is secured by guarantees from the CEO’s family members and by the pledge of the company’s land use rights
Bank of Rizhao	690,151	The loan is secured through guarantees provided by the CEO family members, and the pledging of the Company’s real properties as collateral
Industrial Bank	760,574	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s accounts receivable
Agricultural Bank of China	1,352,132	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Add: Current portion of long-term loans	36,620
Short-term loans total	$5,726,841

Long-term loans
Bank of Weifang	$140,847	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Bank of Weifang	1,264,807	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Rural Commercial Bank of Shandong	1,969,041	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Less: Current portion of long-term loans	(36,620)
Long-term loans total	$3,338,075

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See our audited consolidated financial statements commencing at page F-1 of this Annual Report.

Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

In November 2023, Hongli Cayman filed a lawsuit against Hongli Technology Limited (“Hongli Technology”), Longchang Management Consulting (Shandong) Co., Ltd. (“Longchang Management”), and Transhare Corporation, the transfer agent, regarding a dispute involving the validity of the issuance of certain shares to and stock ownership of Hongli Technology. Both Hongli Technology and Longchang Management are owned and controlled by a former financial advisor of Hongli Shandong. Hongli Cayman has requested that Transhare Corporation, among others, be restrained and enjoined from taking any actions regagarding the shares in dispute. On November 23, 2023, Hongli Cayman, Hongli Technology and Longchang Management entered into a settlement agreement to settle the dispute. On December 20, 2023, the lawsuit has been dismissed with prejudice.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Registration Statement on Form F-1 (File No. 333-261945, “Registration Statement”) in respect of our initial public offering became effective on March 28, 2023. Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “HLP”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol HLP.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in Exhibits 1.1 and 2.1 to this Annual Report which is hereby incorporated by reference.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Item 4 — Information on the Company,” “Item 6 —Directors, Senior Management and Employees,” “Item 7 — Major Shareholders and Related Party Transactions,” and Exhibits 4.1 to 4.19 in this Annual Report, which sections are incorporated herein by reference.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of mainland China tax law, it represents the opinion of Beijing Dacheng Law Offices, LLP (Shanghai), our PRC counsel. To the extent that the discussion relates to matters of U.S. Federal Income Taxation, it represents the opinion of Sichenzia Ross Ference Carmel LLP, our U.S. counsel. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier (Cayman) LLP, our Cayman Islands counsel.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to in this document may be inspected at c/o No. 777, Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company” and Exhibit 8.1 to this Annual Report.

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

Interest rate risk

As of December 31, 2023, we had aggregate variable-rate borrowings, including the term-loans borrowings, factoring loan, and the revolving credit loan from various banks and financial institution. The following table depicts the outstanding balance of the term-loans, factoring loan and revolving loan from each bank and financial institution.

	As of
	December 31,	Interest Rate Impact on Expense
Financial Institutions	2023	1%	3%	5%
Short term loans
Rural Commercial Bank of Shandong	$704,235	$7,042	$21,127	$35,212
Postal Savings Bank of China	704,235	7,042	21,127	35,212
Industrial and Commercial Bank of China	633,812	6,338	19,014	31,691
Shandong Heavy Industry Group Finance Co., Ltd. (“Shandong Heavy Industry Finance”)	-	-	-	-
Bank of Beijing	845,082	8,451	25,352	42,254
Zheshang Bank	-	-	-	-
Bank of Rizhao	690,151	6,902	20,705	34,508
Industrial Bank	760,574	7,606	22,817	38,029
Agricultural Bank of China	1,352,132	13,521	40,564	67,607
Total short term loans	$5,690,221	$56,902	$170,706	$284,513
Long term
Bank of Weifan	140,847	1,408	4,225	7,042
Bank of Weifan	1,264,807	12,648	37,944	63,240
Rural Commercial Bank of Shandong	1,969,042	19,690	59,071	98,452
Total long term loans	3,374,695	33,746	101,240	168,734

Total	$9,064,916	$90,648	$271,946	$453,247

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

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our initial public offering of 2,371,875 Ordinary Shares (including exercise of over-allotment option). The initial public offering was consummated on March 31, 2023 and the over-allotment option was exercised on May 2, 2023. The managing underwriter was EF Hutton, division of Benchmark Investments, LLC. The Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $9.49 million, and net proceeds of approximately $8.3 million.

We have earmarked and have used and have been using the proceeds of the initial public offering as follows: $5 million to repay the bank loan from Bank of Weifang in connection with the Expansion Plan, up to 30% of the proceeds of our initial public offering were used to pay for a portion of the remaining Yingxuan Assets, approximately 5% of the proceeds were used for product research and development, and approximately 5% of the proceeds were used for recruitment of personnel including not only experienced personnel with solid industry background for the growth of business but experienced personnel and/or advisors with expertise in U.S. GAAP and internal control and capital markets experience.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2023 were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2023, our internal control over financial reporting was not effective due to material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

In the course of preparing our consolidated financial statements for the year ended December 31, 2023, we identified several control deficiencies, which include material weaknesses and significant deficiencies, in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States (the “PCAOB”), as of December 31, 2023. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that we have identified were as follows:

●	The Company lacked key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedures.

●	The Company also did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements; and

●	The Company lacked sufficient resources and expertise with US GAAP and SEC reporting in the accounting department to provide accurate information on a timely manner.

We also identified the following deficiencies that we believe to be significant deficiencies. As defined in standards established by the PCAOB, a “significant deficiency” is deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting as follows:

●	Lack of formal internal controls over financial closing and reporting processes; and

●	Lack of formal risk assessment process

We have already taken some steps and have continued to implement measures to remediate the material weaknesses and significant deficiencies identified. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

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

In light of the material weaknesses and significant deficiencies identified, our management, accounting and financial reporting staff performed additional analyses and procedures in order to conclude that our consolidated financial statements as of December 31, 2023, and for the year then ended included in this Annual Report on Form 20-F are fairly stated in accordance with U.S. GAAP. Accordingly, our management believes that the Company’s consolidated financial statements as of December 31, 2023, and for the year then ended are fairly stated, in all material respects, in accordance with U.S. GAAP.

Attestation Report of the Registered Public Accounting Firm

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by RBSM LLP for the periods indicated:

	December 31, 2023	December 31, 2022
	USD’000	USD’000
Audit Fees	$355	$275
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$355	$275

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

Item 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Hongli Group Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	First Amended and Restated Memorandum and Articles of Association (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on FormS-8 (File No. 333-278321), filed with the Securities and Exchange Commission on March 28, 2024)
2.1	Description of Securities (Previously filed; incorporated by reference to Exhibit 2.1 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
2.2	Specimen Certificate for Ordinary Shares (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
2.3	Underwriting Agreement (Previously filed; incorporated by reference to Exhibit 2.3 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
3.1*	Voting agreement between Yuanqing Liu and Jie Liu dated on July 7, 2022
3.2*	Voting agreement between Ronglan Sun and Jie Liu dated on July 7, 2022
4.1	Form of Employment Agreement by and between executive officers and the Registrant (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (Previously filed; incorporated by reference to Exhibit 10.2 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.3	Exclusive Business and Cooperation and Management Agreement between Hongli WFOE and Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.3 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.4	Exclusive Option Agreement between Hongli HK and Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.4 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.5	Equity Interest Pledge Agreement among Hongli WFOE, Hongli Shandong, and the shareholders of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.5 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.6	Power of Attorneys of the shareholders of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.6 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.7	Spousal Consent Letters granted by the spouse of each shareholder of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.7 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.8	Form of Director Offer Letter between Hongli Group Inc. the directors (Previously filed; incorporated by reference to Exhibit 10.8 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.9	English Translation of Procurement Agreement between Hongli Shandong and Shanghai Wanhe Supply Chain Co., Ltd., dated as of January 1, 2019 (Previously filed; incorporated by reference to Exhibit 10.9 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.10	English Translation of form of Purchase Contract between Hongli Shandong and Shanghai Wanhe Supply Chain Co., Ltd (Previously filed; incorporated by reference to Exhibit 10.10 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.11	English Translation of Sales Agreement between Hongli Shandong and Weichai LOVOL Heavy Industry Co. Ltd., dated as of January 1, 2020 (Previously filed; incorporated by reference to Exhibit 10.11 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)

4.12	Supply Agreement between Hongli Shandong and SUNGJIN TECH CO., LTD, dated as of July 23, 2014 (Previously filed; incorporated by reference to Exhibit 10.12 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.13	English Translation of Sales Agreement between Hongli Shandong and Shandong Lingong Construction Machinery Co., Ltd., dated as of May 17, 2020 (Previously filed; incorporated by reference to Exhibit 10.13 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.14	2022 Share Compensation Plan (Previously filed; incorporated by reference to Exhibit 10.14 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.15	English Translation of Assets Transfer Agreements between Hongli Shandong and Yingxuan, dated as of January 1, 2021 (Previously filed; incorporated by reference to Exhibit 10.15 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.16	English Translation of Loan Agreement between Hongli Shandong and Bank of Weifang, dated as of December 21, 2022 (Previously filed; incorporated by reference to Exhibit 10.16 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.17	English Translation of Supplementary Agreement between Hongli Shandong and Yingxuan, dated as of May 5, 2023 (Previously filed; incorporated by reference to Exhibit 4.17 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
4.18	English Translation of Assets Transfer Agreement between Hongli Shandong and Changle Youyi Plastic Technology Co., Ltd., dated as of April 1, 2023 (Previously filed; incorporated by reference to Exhibit 4.18 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
4.19	Hongli 2024 Equity Incentive Plan (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form S-8 (File No. 333-278321), as amended, initially filed with the Securities and Exchange Commission on March 28, 2024)
8.1	List of Subsidiaries of the Registrant (Previously filed; incorporated by reference to Exhibit 21.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
11.2	Insider Trading Policy (Previously filed; incorporated by reference to Exhibit 11.2 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
12.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1**	Certifications of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350
13.2**	Certifications of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350
15.1*	Consent of Ogier (Cayman) LLP
15.2*	Consent of Beijing Dacheng Law Offices, LLP (Shanghai)
15.3*	Consent of RBSM LLP, an independent registered public accounting firm
97.1*	Compensation Recovery Policy of the Company
101.INS**	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Scheme Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hongli Group Inc.

By:	/s/ Jie Liu
Name:	Jie Liu
Title:	Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Xiangmei Zeng
Name:	Xiangmei Zeng
Title:	Chief Financial Officer

Dated:	April 30, 2024

HONGLI GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Hongli Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hongli Group Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 29, 2024

HONGLI GROUP INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalent	$775,686	$2,085,033
Restricted cash	39,983	29,006
Accounts receivable	6,013,536	7,429,904
Notes receivable	236,654	302,775
Inventories, net	2,349,705	2,613,549
Due from related parties - officers	342,053	-
Prepaid expense and other current assets	1,059,275	1,604,134
Total current assets	10,816,892	14,064,401
Non-current assets
Property, plant and equipment, net	10,752,745	12,300,491
Prepayment for purchase of Yingxuan Assets	5,207,346	3,535,975
Intangible assets, net	4,659,569	4,961,881
Finance lease right-of-use assets, net	681,845	1,299,217
Deferred tax assets	10,273	-
Other non-current assets	-	2,174
TOTAL ASSETS	$32,128,670	$36,164,139

LIABILITIES
Current liabilities
Short-term loans	$5,726,841	$6,015,975
Accounts payable	1,379,161	2,957,110
Security deposit received for sales of properties	-	1,449,633
Due to related parties	-	607,236
Income tax payable	36,708	136,544
Finance lease obligation, current	45,300	315,780
Accrued expenses and other payables	495,032	955,676
Total current liabilities	7,683,042	12,437,954

Long-term loans	3,338,075	10,147,428
Long-term payable	-	42,220
Finance lease obligation, non-current	-	46,623
Deferred tax liability	-	15,221
TOTAL LIABILITIES	11,021,117	22,689,446

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 12,238,750 and 10,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively*	1,224	1,000
Additional paid-in capital	8,036,676	609,601
Statutory reserve	370,683	370,683
Retained earnings	13,605,705	12,740,983
Accumulated other comprehensive loss	(906,735)	(247,574)
TOTAL SHAREHOLDERS’ EQUITY	21,107,553	13,474,693
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,128,670	$36,164,139

*	The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2023	2022	2021
Revenues, net	$15,997,954	$20,283,245	$21,713,138
Cost of revenues	10,752,114	13,274,752	14,058,830
Gross Profit	5,245,840	7,008,493	7,654,308

Operating expenses:
Selling, general and administrative expenses	4,225,405	4,087,171	3,718,897
Total operating expenses	4,225,405	4,087,171	3,718,897

Income from operations	1,020,435	2,921,322	3,935,411

Other income (expense)
Other income	602,884	601,071	69,466
Interest and financing expenses	(643,002)	(244,005)	(537,521)
Other expenses	(47,855)	(65,956)	(2,064)
Total other income (expenses), net	(87,973)	291,110	(470,119)
Income before income taxes	932,462	3,212,432	3,465,292
Income tax expense	67,740	280,069	263,080
Net income	$864,722	$2,932,363	$3,202,212

Comprehensive income
Net income	$864,722	$2,932,363	$3,202,212
Other comprehensive income (loss)
Foreign currency translation adjustment	(659,161)	(946,266)	247,004
Comprehensive income	$205,561	$1,986,097	$3,449,216

Earnings per share
Basic and diluted	$0.07	$0.29	$0.32

Weighted average common shares outstanding*
Basic and diluted	11,752,180	10,000,000	10,000,000

*	The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Ordinary Shares*		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income (loss)	Total equity

Balance, December 31, 2020	10,000,000	$1,000	$609,601	$370,683	$6,606,408	$451,688	$8,039,380
Net income for the year	-	-	-	-	3,202,212	-	3,202,212
Foreign currency translation adjustment	-	-	-	-	-	247,004	247,004
Balance, December 31, 2021	10,000,000	$1,000	$609,601	$370,683	$9,808,620	$698,692	$11,488,596

Net income for the year	-	-	-	-	2,932,363	-	2,932,363
Foreign currency translation adjustment	-	-	-	-	-	(946,266)	(946,266)
Balance, December 31, 2022	10,000,000	$1,000	$609,601	$370,683	$12,740,983	$(247,574)	$13,474,693

Initial public offering - March 31, 2023	2,062,500	206	8,249,794	-	-	-	8,250,000
Initial public offering costs	-	-	(1,967,388)	-	-	-	(1,967,388)
Underwriter’s option exercised - May 2, 2023	309,375	31	1,237,469	-	-	-	1,237,500
Exercise costs	-	-	(92,813)	-	-	-	(92,813)
Surrender of shares - November 23, 2023	(133,125)	(13)	13	-	-	-	-
Net income for the year	-	-	-	-	864,722	-	864,722
Foreign currency translation adjustment	-	-	-	-	-	(659,161)	(659,161)
Balance, December 31, 2023	12,238,750	$1,224	$8,036,676	$370,683	$13,605,705	$(906,735)	$21,107,553

*	The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net income	$864,722	$2,932,363	$3,202,212
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	871,445	644,668	585,835
Allowance for current expected credit losses	52,914	7,296	-
Amortization of operating lease right-of-use assets	73,422	10,744	115,954
Amortization of intangible assets - land use rights	100,689	-	-
Gain on disposals of property and equipment	(339,117)	-	-
Reversal of inventory write-down	-	-	(3,011)
Deferred tax provision (benefit)	(25,129)	15,602	-
Changes in operating assets and liabilities:
Accounts receivable	1,155,718	(2,879,161)	(1,842,182)
Notes receivable	57,678	534,838	(308,166)
Inventories	190,141	131,687	(1,461,782)
Prepaid expense and other current assets	(134,308)	165,028	(680,924)
Other non-current assets	2,118	82,236	107,242
Due from related parties	117,210	1,482	(1,485)
Due to related parties	(138,951)	20,726	(57,379)
Accounts payable	(1,557,271)	523,898	1,402,786
Accrued expenses and other payables	(310,147)	255,432	141,578
Income tax payable	(96,217)	46,185	(61,030)
Net cash provided by operating activities	884,917	2,493,024	1,139,648

Cash flows from investing activities
Purchase of property and equipment	(302,393)	(5,100,448)	(1,004,666)
Purchase of intangible assets	(561,395)	(4,431,596)	-
Prepayments for purchase of Yingxuan Assets	(1,776,529)	(3,624,454)	(2,046,682)
Security deposit received for sales of properties	-	1,485,906	-
Proceeds from sale of property and equipment	738,607	-	-
Loans made to third parties	-	-	(206,784)
Repayments of loans received from third parties	-	-	206,784
Loans made to related parties	(351,924)	-	(904,328)
Repayment of loans received from related parties	-	-	904,328
Net cash used in investing activities	(2,253,634)	(11,670,592)	(3,051,348)

Cash flows from financing activities
Proceeds from financing liabilities	-	135,217	503,782
Payments for financing liabilities	(235,969)	(278,320)	(93,076)
Payments for finance leases	(307,637)	(581,549)	(770,242)
Advances from related parties	4,566,368	1,640,143	-
Repayments to related parties	(5,127,251)	(1,153,063)	-
Payments of offering costs	(229,723)	(133,854)	(368,409)
Borrowings from short term loans	1,765,312	6,689,550	5,943,080
Repayments of short term loans	(1,883,941)	(5,878,245)	(4,231,771)
Borrowings from long term loans	4,660,425	10,401,343	-
Repayments of long term loans	(11,199,141)	-	-
Proceeds from initial public offering, net of costs	7,228,964	-	-
Proceeds from the underwriter’s option exercised, net of costs	1,144,687	-	-
Net cash provided by financing activities	382,094	10,841,222	983,364

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(311,747)	(81,077)	25,689

Net change in cash, cash equivalents and restricted cash	(1,298,370)	1,582,577	(902,647)
Cash, cash equivalents and restricted cash, beginning of the year	2,114,039	531,462	1,434,109
Cash, cash equivalents and restricted cash, end of the year	$815,669	$2,114,039	$531,462

Reconciliation of cash, cash equivalents and restricted cash, beginning of the year
Cash and cash equivalents	$2,085,033	$484,389	$1,434,109
Restricted cash	29,006	47,073	-
Cash, cash equivalents and restricted cash, beginning of the year	$2,114,039	$531,462	$1,434,109

Reconciliation of cash, cash equivalents and restricted cash, end of the year
Cash and cash equivalents	$775,686	$2,085,033	$484,389
Restricted cash	39,983	29,006	47,073
Cash, cash equivalents and restricted cash, beginning of the period	$815,669	$2,114,039	$531,462

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$650,803	$371,214	$313,679
Cash paid for income taxes	$374,487	$72,524	$324,111

Non-cash investing and financing activities
Right-of-use assets obtained in exchange for lease obligations	$-	$151,048	$1,355,557
Right-of-use assets transferred to property and equipment upon exercise of purchase option	$508,617	$107,998	$-
Property and equipment acquired on credit as liabilities	$-	$189,010	$52,163
Property and equipment acquired by prepayments for purchase of Yingxuan Assets	$-	$3,447,831	$63,019
Purchase of inventories by a related party on behalf of the Company	$-		$$21,882
Security deposits applied to lease payments	$-	$-	$22,872
Proceeds of finance liabilities deducted by security deposits	$-		$171,047
Security deposits applied to payments of long-term payable	$-	$86,788	$34,236

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

The Company includes the following subsidiaries and the consolidated VIE and the subsidiaries of the VIE in the consolidated financial statements as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented (see “Reorganization under common control through VIE structure” below):

Name	Date of Organization	Place of Organization
Subsidiaries
Hongli Hong Kong Limited (“Hongli HK”)	March 5, 2021	Hong Kong SAR
Shandong Xiangfeng Heavy Industry Co., Ltd. (“WFOE”)	April 8, 2021	People’s Republic of China(“PRC”)
VIE and Its Subsidiaries
Shandong Hongli Special Section Tube Co., Ltd., (“Hongli Shandong”)	September 13, 1999	PRC
Shandong Maituo Heavy Industry Co., Ltd. (“Maituo”) (1)	May 23, 2019	PRC
Shandong Haozhen Heavy Industry Co., Ltd. (“Haozhen Shandong”) (2)	September 18, 2020	PRC

(1)	Wholly owned subsidiary of Hongli Shandong
(2)	Haozhen Shandong is jointly established by Hongli Shandong and Sungda Tech Co., Ltd., a 30 % owner of Haozhen Shandong

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

As of December 31, 2022, the Company did not record any asset or liability relating to Hongli Cayman, Hongli HK and WFOE as these entities were incorporated in the year 2021 with minimal activities.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

The following consolidated financial information of the VIE and VIE’s subsidiaries as a whole as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 were included in the accompanying consolidated financial statements of the Company. Transactions between VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivlants	$694,439	$2,085,033
Restricted cash	39,983	29,006
Accounts receivable	6,013,536	7,429,904
Notes receivable	236,654	302,775
Inventories, net	2,349,705	2,613,549
Due from parent company	966,533	-
Due from a related party	342,053	-
Prepaid expense and other current assets	1,059,275	1,604,134
Total current assets	11,702,178	14,064,401
Non-current assets
Property, plant and equipment, net	10,752,745	12,300,491
Prepayment for purchase of Yingxuan Assets	5,207,346	3,535,975
Intangible assets, net	4,659,569	4,961,881
Finance lease right-of-use assets, net	681,845	1,299,217
Deferred tax assets	10,273	-
Other non-current assets	-	2,174
Total Assets	$33,013,956	$36,164,139

Net Assets	$13,890,430	$13,474,693

Liabilities
Current liabilities
Short-term loans	$5,726,841	$6,015,975
Accounts payable	1,379,161	2,957,110
Security deposit received for sales of properties	-	1,449,633
Due to related parties	-	607,236
Income tax payable	33,778	136,544
Finance lease obiligation, current	45,300	315,780
Accrued expenses and other payables	477,987	955,676
Total current liabilities	7,663,067	12,437,954
Long-term loans	3,338,075	10,147,428
Loang-term loans - related party	8,122,384	-
Long-term payable	-	42,220
Finance lease obiligation, non-current	-	46,623
Deferred tax liability	-	15,221
Total Liabilities	$19,123,526	$22,689,446

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

	2023	2022	2021
Revenues, net	$15,997,954	$20,283,245	$21,713,138
Gross profit	$5,245,840	$7,008,493	$7,654,308
Income from operations	$1,101,095	$2,921,322	$3,935,411
Net income	$780,491	$2,932,363	$3,202,212

The revenue-producing assets held by VIE and VIE’s subsidiaries comprise mainly of property, plant and equipment, and intangible assets that consist of land use rights. The VIE and VIE’s subsidiaries contributed an aggregate of 100% of the Company’s consolidated revenues for the years ended December 31, 2023, 2022 and 2021.

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

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter- company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Noncontrolling Interest

Noncontrolling interest on the consolidated balance sheets results from the consolidation of Haozhen, a 70% owned subsidiary starting from September 18, 2020. For the years ended December 31, 2023, 2022 and 2021, Haozhen did not commence any operation and the portion of the income or loss applicable to the noncontrolling interest in subsidiary for the years ended December 31, 2023, 2022, and 2021 is nil.

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

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred. Gain (loss) from foreign currency transactions recognized and included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2023, 2022 and 2021, amounted to $54,076, $197,000, and $(43,000), respectively.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31,	December 31,	December 31,
	2023	2022	2021
1 US$ = RMB
Year-end spot rate	7.0999	6.8983	6.3731
Average rate	7.0809	6.7299	6.4512

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, notes receivable, accounts receivable, net, inventories, net, prepaid expense and other current assets, accounts payables, income tax payable, accrued expenses and other current liabilities and short-term loans approximate the fair value of the respective assets and liabilities as of December 31, 2023 and 2022 owing to their short-term or present value nature or present value of the assets and liabilities.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings per Share

Under the provisions of ASC 260, “Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of ordinary shares outstanding for the periods presented. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that would then share in the income of the company, subject to anti- dilution limitations.

	December 31, 2023	December 31, 2022	December 31, 2021
Numerator for earnings per share:
Net income attributable to the Company’s ordinary shareholders	$864,722	$2,932,363	$3,202,212
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	11,752,180	10,000,000	10,000,000
Per share amount
Per share - basic and diluted	$0.07	$0.29	$0.32

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

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance expected credit losses. ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses to all financial assets held at amortized cost. CECL model requires measurement of the expected credit loss even if that risk of loss is remote. Management believes that historical collection information is a reasonable base on which to determine expected credit losses because the composition of the accounts receivables at the reporting date is consistent with that used in developing the historical credit-loss percentages. That is, the similar risk characteristics of the customers and its payment practices have not changed significantly over time. However, the foreseeable economic conditions will have a significant impact on our collectability of the accounts receivable. The Management believes that the loan prime rate (LPR) is an useful indicator to reflect the future cost of the credit and the trend of economic at the time of reporting. The Company combined treasury bill rate and our historical loss rate to determine the rates of expected estimated credit losses. The accounts receivable sharing similar risk characteristics be pooled when the CECL is calculated.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the weighted average basis. Work-in- progress inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. Finished goods included inventory finished in the Company’s own warehouse and goods in transit, which has not met the criteria of revenue recognition. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or net realizable value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. A write down of potentially obsolete or slow-moving inventory is recorded based on management’s analysis of inventory levels.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. The Company consummated its IPO on March 31, 2023 and the underwriter exercised the over-allocation option on May 2, 2023. The deferred offering costs incurred in connection with the IPO and the underwriter’s option exercised have been charged to additional capital.

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Estimated Useful Life
Buildings	30 years
Machinery equipment	10 years
Vehicles	4 - 5 years
Office equipment	5 years
Tools	3 - 5 years
Electronic devices	3 - 5 years

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

Impairment for Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. There was no impairment of long-lived assets recognized for the years ended December 31, 2023, 2022 and 2021, respectively.

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

The Company does not have any contract asset. Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2023 and 2022, the Company recorded contract liabilities, included in accrued expenses and other payables, of $178,135 and $57,906, respectively. The Company recognized $45,800, $124,687 and $16,127 of beginning contract liabilities as revenue for the years ended December 31, 2023, 2022 and 2021, respectively. The Company is expected to recognize the December 31, 2023’s ending contract liabilities of $178,135 during the year ending December 31, 2024 as revenues.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s net revenue segregated by geographic regions is as follows:

	For the Years Ended December 31,
	2023	2022	2021
PRC	$12,117,240	$15,285,549	$16,844,113
Overseas	3,880,714	4,997,696	4,869,025
Total	$15,997,954	$20,283,245	$21,713,138

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

Research and Development Expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, consulting and contractor expenses, testing and tooling materials and other expenses in associated with research and development personnel. The Company recognizes research and development expenses as expense when incurred. Research and development expenses were $962,963, $1,412,355, and $1,466,682 for the years ended December 31, 2023, 2022, and 2021, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses in associated with sales and marketing personnel. The Company recognized $$631,361, $596,620, and $641,778 of sales and marketing expenses for the years ended December 31, 2023, 2022 and 2021, respectively.

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

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expense. No such expenses incurred during the years ended December 31, 2023, 2022 and 2021.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government Subsidy

Government grants include cash subsidies as well as other subsidies received from various government agencies by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of income and comprehensive income when the relevant performance criteria specified in the grant are met, for instance, locating contact centers in their jurisdictions or helping local employment needs. The government subsidy granted to the Company was $25,919, $37,740, and $18,214 for the years ended December 31, 2023, 2022 and 2021, respectively and included in other income in the consolidated statements of operations and comprehensive income.

Statutory Reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after- tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income for the years ended December 31, 2023, 2022 and 2021 consisted of net income and unrealized gain (loss) from foreign currency translation adjustment.

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

In December 2023, the Financial Accounting Standards Board (FASB or Board) issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 largely follows the proposed ASU issued earlier in 2023 with several important modifications and clarifications. Key features of ASU 2023-09 include: rate reconciliation disclosures, disaggregate income taxes paid by federal, state, and foreign jurisdictions, and removes the need for certain disclosures previously required. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later; early adoption is permitted. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The adoption of ASU 2023-09 is not expected to have a material impact on the Company’s financial statements and disclosures.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company does not believe other recently issued but not yet effective accounting standards would have a material effect on its consolidated financial position, statements of operations and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2023	2022
Accounts receivable, gross	$6,066,309	$7,429,904
Less: allowance for current expected credit loss	(52,773)	-
Accounts receivable, net	$6,013,536	$7,429,904

Following CECL rates were used to calculate current expected credit losses:

Age of accounts receivable	Current	31-60 days	61-90 days	91-120 days	121-180 days	181-270 days	271-360 days	Over 360 days
Historical loss rate	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Adjustment	0.288%	0.575%	0.863%	1.150%	1.725%	2.588%	3.450%	3.795%
CECL rate	0.288%	0.575%	0.863%	1.150%	1.725%	2.588%	3.450%	3.795%

As of December 31, 2023, accounts receivable due from Weichai LOVOL Heavy Industry Co. Ltd (“LOVOL”) recorded at approximately $1.1 million (or RMB 7.8 million), was pledged as collateral to secure the working capital loan of 760,574 from China Industrial Bank.

As of December 31, 2022, accounts receivable due from Weichai LOVOL Heavy Industry Co. Ltd (“LOVOL”) recorded at approximately RMB13.5 million (or $2.0 million), was pledged as collaterals to secure the factoring loan with recourse with Shandong Heavy Industry Finance (see Note 9).

NOTE 4 — NOTES RECEIVABLE

Notes receivable consisted of the following bank acceptance notes:

	As of December 31,
	2023	2022
Due in the first quarter of 2023	$-	$116,280
Due in the second quarter of 2023	-	94,589
Due in the third quarter of 2023	-	91,906
Due in the first quarter of 2024	70,830	-
Due in the second quarter of 2024	165,824	-
Total	$236,654	$302,775

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full-face amounts from the financial institution at maturity, which bears no interest and generally ranges from six to twelve months from the date of issuance.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 5 — INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2023	2022
Raw materials	$434,179	$896,766
Work in progress	1,688,000	1,324,655
Finished goods	227,526	399,022
Subtotal	2,349,705	2,620,443
Reserve for obsolete inventory	-	(6,894)
Total	$2,349,705	$2,613,549

The write-down in the value of inventory was based on the management’s specific analysis of future product cycle and was included in the cost of revenues.

NOTE 6 — PREPAID EXPENSE AND OTHER CURRENT ASSETS

The current portions of prepaid expense and other current assets consist of the following:

	As of December 31,
	2023	2022
Prepaid operating cost	$978,444	$511,453
Prepaid service cost	52,363	1,024,386
Others	28,468	68,295
Total	$1,059,275	$1,604,134

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2023	2022
Buildings	$7,135,962	$9,165,874
Machinery equipment and tools	5,545,278	5,158,903
Electronic devices	98,839	104,020
Office equipment	21,645	21,829
Vehicles	315,714	387,780
Construction in progress	1,084,596	1,057,565
Subtotal	14,202,034	15,895,971
Less: accumulated depreciation	(3,449,289)	(3,595,480)
Total	$10,752,745	$12,300,491

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET (cont.)

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $871,445, $615,050, and $563,120, of which $777,291, $546,305 and $507,072 were included in cost of revenues, respectively, and of which $94,154, $68,745, and $56,048 were included selling, general and administrative expenses, respectively.

The Company completed the sale of a portion of its manufacturing buildings during 2023, and the Company received total cash proceeds of approximately $2.1 million (RMB 15.2 million) during 2023 and 2022. The Company received approximately $734,000 and $1,486,000 cash proceeds during the years ended December 31, 2023 and 2022, respectively. Consequently, fixed asset costs totaling $2.8 million and the related accumulated depreciation of $1.1 million were eliminated from the Company’s books. This transaction resulted in a net gain of $337,941 recognized for the year ended December 31, 2023. In addition, the Company sold a vehicle and recognized a gain of $1,176 during the year ended December 31, 2023.

As of December 31, 2023 and 2022, certain properties were pledged as collaterals to secure the Company’s bank loans from Rural Commercial Bank of Shandong and Bank of Weifang (see Note 9).

During the years ended December 31, 2023, 2022 and 2021, respectively, the Company did not record impairment to its property, plant and equipment.

NOTE 8 — INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2023	2022
Land use rights	$4,760,543	$5,212,049
Less: accumulated amortization	(100,974)	(250,168)
Intangible assets, net	$4,659,569	$4,961,881

Amortization expense for the years ended December 31, 2023, 2022 and 2021 amounted to $100,689, $29,618, and $22,715, and of which $76,952, $16,074, and $10,222 were included in cost of revenues, respectively, and of which $23,737, $13,544, and $12,493 were included selling, general and administrative expenses, respectively.

As of December 31, 2023 and 2022, certain land use rights were pledged as collaterals to secure the Company’s bank loan from Bank of Weifang (see Note 9).

During the years ended December 31, 2023, 2022 and 2021, the Company had no impaired intangible assets.

During the 2023, the Company sold part of its manufacturing buildings with a net gain of $337,941 (see Note 7). A piece of land use right was sold with the sale of manufacturing buildings. Consequently, land cost of $865,720 and accumulated amortization of $243,160 were removed from the intangible assets. In 2023, the Company acquired two pieces of land use rights for a total consideration of $559,893. The land is reserved for future development.

Amortization of intangible assets attributable to future periods as of December 31, 2023 is as follows:

For the Year	Amortization Amount
2024	$102,675
2025	102,675
2026	102,675
2027	102,675
2028	102,675
Therafter	4,146,194
Total	$4,659,569

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 9 — LOANS

Loans represent amounts due to various banks and financial institutions on scheduled payment dates set out in the loan agreements.

These loans are secured by collaterals or guarantees and are classified as short term or long term based on their respective maturities.

Short-term loans

Short-term loans consisted of the following:

		As of December 31,
	Financial Institutions	2023	2022
1	Rural Commercial Bank of Shandong	$704,235	$2,754,301
2	Postal Savings Bank of China	704,235	724,816
3	Industrial and Commercial Bank of China	633,812	652,335
4	Shandong Heavy Industry Group Finance Co., Ltd. (“Shandong Heavy Industry Finance”)(3)	-	1,159,706
5	Bank of Beijing	845,082	434,890
6	Zheshang Bank	-	289,927
7	Bank of Rizhao	690,151	-
8	Industrial Bank	760,574	-
9	Agricultural Bank of China	1,352,132	-
	Add: Current portion of long-term loans	36,620	-
	Total	$5,726,841	$6,015,975

For the years ended December 31, 2023 and 2022, the Company entered into various credit line and loan agreements with the aforementioned banks and financial institutions for an aggregated amount of approximately $5.69 million (excluded the current portion of long-term loans) and $6.02 million, respectively. Interest rates for the loans outstanding during the years ended December 31, 2023 and 2022 range from 2.00% to 6.80% per annum. Substantially all outstanding short-term loans are guaranteed by the CEO and the family members of the CEO, companies owned by those family members, and certain third-party companies.

(1)	On November 22, 2023, the Company obtained a short-term loan of $704,235 (RMB 5,000,000) from the Rural Commercial Bank of Shandong (“RCBS”). The loan bears interest of 4.35% per annum and is due by November 21, 2024. The use of loan proceeds is restricted to purchasing raw materials for production. Security for this loan was provided through the pledging of various patents valued at $2.25 million (RMB 16,000,000). Additionally, CEO and three family members have provided personal guarantees for this loan. All loans previously acquired from RCBS in 2022 were matured and repaid in full on time.

(2)	On November 30, 2022, the Company and two of its related parties, jointly entered into a line of credit loan agreement with Postal Savings Bank of China (“PSBC”), which allow the Company to borrow revolving loans of $704,235 (RMB 5,000,000) from PSBC. The revolving loan bears interest of 5% per annum and is to expire on November 29, 2024. The revolving loan needs to be repaid in one year from the borrowing and only can be used as working capital for production.

(3)	On March 9, 2023, the Company obtained a short-term small business loan of $633,812 (RMB 4,500,000) from the Industrial and Commercial Bank of China (“ICBC”). The loan bears interest of 4.35% per annum and is due by March 8, 2024. The use of loan proceeds was designated for working capital. The loan was also guaranteed by the two family members of the CEO. The Company repaid the loan in full amount on March 8, 2024.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 9 — LOANS (cont.)

(4)	In August 2021, the Company entered into a factoring contract with recourse with Shandong Heavy Industry Finance, pursuant to which the Company may borrow from Shandong Heavy Industry Finance up to a cumulative total RMB10 million, or approximately $1.6 million, from August 9, 2021 to July 28, 2022 at an annual effective interest rate of 6.2%. On July 25, 2022, the Company renewed a factoring contract with recourse with Shandong Heavy Industry Finance, pursuant to which the Company may borrow from Shandong Heavy Industry Finance up to a cumulative total RMB23 million, or approximately $3.4 million, from July 25, 2022 to July 24, 2023 at an annual effective interest rate of 5.7%. As of December 31, 2022, the Company obtained loans under the factoring agreement at the total amount of RMB8.0 million (or approximately $1.2 million) by factoring the account receivables due from the Company’s largest customer, LOVOL. Shandong Heavy Industry Finance has the right of recourse to the Company, and as a result, these transactions were recognized as short-term loans. The loans are secured by up to RMB13.5 million (or $2.0 million) of the Company’s accounts receivable due from LOVOL. The Company repaid in full amount before the due date in 2023.

(5)

On January 6, 2023, the Company obtained a $422,541 (RMB 3,000,000) short-term loan from the Bank of Beijing. The loan bore an interest of 4.3% per annum and was set to mature on January 6, 2024. The Company repaid this loan in full on January 5, 2024.

On December 29, 2023, the Company acquired a $422,541 (RMB 3,000,000) short-term loan from the Bank of Beijing. The loan bears interest of 4.30% per annum and is to mature on December 28, 2024. The use of loan proceeds is restricted to working capital for production. The loan is guaranteed by two family members of the CEO. Land use rights and construction in progress valued at $1.94 million (RMB14,000,000) was pledged to secure this short-term loan. (see Note 7)

(6)	The loan from the Zheshang Bank was matured and repaid in full amount in 2023.

(7)	On February 14, 2023, the Company obtained $704,235 (RMB 5,000,000) from the Bank of Rizhao. Among $704,235, $140,847 (RMB 1,000,000) was a short-term loan for working capital only, $563,388 (RMB 4,000,000) was a short-term loan for purchase raw materials only. This loan, with an interest rate of 5.50% per annum, is set to mature on February 14, 2024. To secure the loan, the Company pledged real properties valued at $2.09 million (RMB 14,805,100). Moreover, CEO and three other family members of the CEO have provided personal guarantees for this loan. During January and February of 2024, the Company repaid full amount of the loan balance $690,151.

(8)	On August 14, 2023, the Company secured a short-term loan amounting to $760,574 (RMB 5,400,000) from Industrial Bank Co., Ltd. (“IBC”). This loan, accruing interest at an annual rate of 4.35%, is slated for repayment on August 13, 2024. The funds obtained from this loan are earmarked exclusively for the Company’s working capital needs, particularly to support production activities. To secure the loan, the Company pledged accounts receivable valued at $1.10 million (RMB 7,800,000). Additionally, a family member of the CEO provides a personal guarantee for this financial obligation. (Refer to Note 3 for further details).

(9)	On October 21, 2023, the Company obtained a $1,352,132 (RMB 9,600,000) short-term loan from the Agricultural Bank of China (“ABC”) This loan, with an interest rate of 3.80% per annum, is set to mature on September 21, 2024. The proceeds from this loan are designated solely for the purchase of raw materials for production purposes. To secure the loan, the Company pledged real properties valued at $2.09 million (RMB 14,805,100). Moreover, a family member of the CEO has provided personal guarantees for this loan.

Interest expense pertaining to the above short-term loans for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $450,929, $317,000, and $288,000, respectively, which included in the financing expenses in the Company’s consolidated statements of operations and comprehensive income. The weighted average interest rate for short-term loans was 5.70% for the year ended December 31, 2023.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 9 — LOANS (cont.)

Long-term loan

On April 23, 2023, the Company entered into a loan agreement with the Bank of Weifang, securing approximately $1.41 million (RMB 10 million) aimed at bolstering working capital. The loan, bearing a 4.0% annual interest rate, is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $14,085 (RMB 100,000) each, culminating in a balloon payment of $1.34 million (RMB 9.5 million) at the term’s end. As security for the loan, the Company has pledged real estate worth $1.41 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqin Liu and two other individuals. During 2023, the Company repaid a total of $1.27 million (RMB 9 million), resulting in a remaining loan balance of approximately $141,000 (RMB 1 million) as of December 31, 2023.

On May 10, 2023, the Company entered into a loan agreement with the Bank of Weifang, securing approximately $1.27 million (RMB 9 million) aimed at bolstering working capital. The loan, bearing a 4.0% annual interest rate, is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $2,817 (RMB 20,000) each, culminating in a balloon payment of $1.25 million (RMB 8.9 million) at the term’s end. As security for the loan, the Company has pledged real estate worth $1.41 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqin Liu and three other individuals.

On April 28, 2023, the Company entered into a loan agreement with the Rural Commercial Bank of Shandong, securing approximately $1.97 million (RMB 14 million) aimed at bolstering working capital. The loan, bearing a 4.1% annual interest rate, is scheduled for maturity on April 27, 2026. The repayment plan is organized into six equal semi-annual installments of $1,408 (RMB 10,000) each, culminating in a balloon payment of $1.96 million (RMB 13.94 million) at the maturity date. As security for the loan, the Company has pledged real estate worth $4.35 million (RMB 30.85 million). Additionally, personal guarantees have been provided by Mr. Yuanqin Liu and three other individuals.

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

The future maturities of the long-term loan as of December 31, 2023 were as follows:

For the Years ended December 31,	Future Repayment
2024	$36,620
2025	36,620
2026	3,301,455
Subtotal	3,374,695
Less: Current portion	36,620
Long-term loans – non-current portion	$3,338,075

Interest expense pertaining to the above loans for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $91,135, $22,000, and $nil, respectively, which included in the financing expenses in the Company’s consolidated statements of operations and comprehensive income.

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

The sale of Old Factory Assets was completed in May 2023. The Company received the remaining sales consideration of $2.1 million in 2023. Initial fixed assets costs of $2.8 million with accumulated depreciation of $1.1 million were eliminated from the Company’s book. This transaction resulted in a realized gain of $0.3 million.

NOTE 11 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2023	2022
Salary and welfare payable	$125,426	$192,832
VAT and other taxes payables	56,110	396,451
Interest payable	44,597	34,565
Deferred revenue	178,135	57,906
Other accrued expenses	90,764	273,922
Total	$495,032	$955,676

Failed sale and leaseback

In 2021 and 2022, the Company engaged in three sale and leaseback transactions involving the 2-year leasing of four pieces of machinery. These agreements provided the Company with an option to buy the machinery at the lease’s conclusion for RMB100, a price significantly below market value. Upon reviewing the value of the assets at the end of the lease term and comparing it to the nominal purchase price, management determined that it was highly likely the Company would exercise this purchase option. As a result, these transactions do not meet the criteria for sale and leaseback transactions and are instead treated as financing arrangements by the Company.

The current portion of these financing liabilities were $44,244 and $245,532, respectively as of December 31, 2023 and 2022. The short-term financing liabilities are included in the caption of “Other accrued expenses”. The non-current portion of $0 and $42,220 as of December 31, 2023 and 2022, respectively, are presented as long-term payables on the accompanying consolidated balance sheets.

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

The Components of lease expenses were as follows:

	For the Years Ended December 31,
	2023	2022	2021
Finance Lease Cost:
Amortiztion of right-of-use assets	$73,422	$10,744	$115,954
Interest on lease liabilities	10,036	28,549	20,207
Total finance lease cost	$83,458	$39,293	$136,161

Supplemental cash flows information related to leases was as follows:

	For the Years Ended December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$10,036	$28,549	$20,207
Financing cash flows from finance leases	$307,637	$581,549	$770,242

Right-of-use assets obtained in exchange for lease obligations:
Finance leases	$-	$151,048	$1,355,557

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2023	2022
Finance lease right-of-use assets	$681,845	$1,299,217

Finance lease liabilities, current	$45,300	$315,780
Finance lease liabilities, non-current	-	46,623
Total	$45,300	$362,403

Weighted-average remaining lease term (years)	0.46	1.14
Weighted-average discount rate	5.84%	5.44%

The following table summarizes the maturity of our finance lease liabilities as of December 31, 2023:

2024	$45,300
Total	$45,300

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

Hongli Shandong obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2017. Therefore, Hongli Shandong is eligible to enjoy a preferential tax rate of 15% from 2017 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Hongli Shandong further extended its HNTE qualification at the end of 2020 for another three years. On December 7, 2023, the Company obtained a new certificate of HNTE further extended for another three years.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income were as follows:

	For the Years Ended December 31,
	2023	2022	2021
Current tax provision	$92,869	$264,467	$263,080
Deferred tax provision	(25,129)	15,602	-
Income tax expense	$67,740	$280,069	$263,080

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 13 — INCOME TAXES (cont.)

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the Years Ended December 31,
	2023	2022	2021
PRC statutory income tax rate	25%	25%	25%
Effect of income tax exemptions and reliefs	(10)%	(10)%	(10)%
Effect of deferred offering costs deducted for tax purpose	-%	-%	(1)%
Effect of additional deduction allowed for tax purposes	(8)%	(6)%	(6)%
Effective tax rate	7%	9%	8%

The tax effects of temporary differences that give rise to the deferred assets and liabilities were as follows:

	As of December 31,
Deferred Tax Assets and (Liabilities)	2023	2022
Advance payment for professional service	$-	$(15,221)
Depreciation and amortization	2,357	-
Allowance for CECL	7,916	-
Deferred tax liability	$10,273	$(15,221)

Aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC that are available for distribution at December 31, 2023, 2022 and 2021 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC.

The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2023 and 2022, the Company has not declared any dividends.

As of December 31, 2023 and 2022, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of December 31, 2023, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2023 and 2022. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding $14,085 (RMB100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company’s management has evaluated the Company’s tax positions and concluded that provision for uncertainty in income taxes was not necessary as of December 31, 2023 and 2022.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 14 — CONCENTRATIONS

Customer concentration risk

For the years ended December 31, 2023, 2022 and 2021, the revenue from the largest customers accounted for 44%, 48% and 46%, of the Company’s total revenue, respectively; the revenue from the second largest customers accounted for 20%, 23% and 19%, of the Company’s total revenue, respectively. As of December 31, 2023 and 2022, the outstanding accounts receivable balance of the largest customers accounted for 48% and 49% of the total accounts receivable, respectively; the outstanding accounts receivable of the second largest customers accounted for 13% and 13%, of the total accounts receivable, respectively.

Vendor concentration risk

For the years ended December 31, 2023, 2022 and 2021, purchase from one supplier accounted for 48%, 50%, and 65%, of our total purchase, respectively. As of December 31, 2023, the Company had a prepaid balance of $296,976 to this supplier, accounted for 29% of the Company’s total prepaid expenses. As of December 31, 2022, the accounts payable balance to this supplier accounted for 37% of the Company’s total outstanding accounts payable.

Exchange Rate Risks

The Company’s PRC subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of December 31, 2023 and 2022, the RMB denominated cash and cash equivalents amounted to $809,199 and $1,669,235, respectively.

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

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and trade accounts receivable. All of our cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is $70,424 (RMB500,000) for each financial institution and for each entity. The Company’s total unprotected cash held in bank amounted to approximately $430,000 and $1,781,000 as of December 31, 2023 and 2022, respectively. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

NOTE 15 — RELATED PARTY

The related parties had transactions for the years ended December 31, 2023 and 2022 consist of the following:

Name of the related parties	Nature of the relationship
Jie Liu	CEO of the Company
Yuanqing Liu	Family member of the CEO, Father of the CEO
Ronglan Sun	Family member of the CEO, Mother of the CEO
Hongyu Hao	Family member of the CEO and Vice President of Purchase Department
Huimin Lv	CEO assistant of the Company and Vice President of HR & Administration
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Li Liu	Family member of the CEO, Sister of the CEO
Yongqing Dong	Family member of the CEO

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 15 — RELATED PARTY (cont.)

Amount due from (due to) related parties:

	As of December 31,
	2023	2022
Jie Liu	$350,983	$(56,762)
Hongyu Hao	(68)	(545,054)
Yongqing Dong	(8,862)	(5,362)
Huimin Lv	-	(58)
Due from (due to) related parties, net	$342,053	$(607,236)

Balance due from and due to related parties primarily represents monetary advancements and repayments by the related parties for its normal course of business. The amount advanced from and repaid to related parties for the years ended December 31, 2023, 2022 and 2021 were $4,683,578 and $5,266,202, and $1,768,123 and $1,258,835, respectively. The Company advanced $351,924 to Mr. Jie Liu during 2023 and the amount due from Mr. Jie Liu has been repaid in full as of the date of this report.

NOTE 16 — SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of December 31, 2023 and 2022 were presented after giving retroactive effect to the reorganization of the Company that was completed on April 12, 2021. Immediately before and after the reorganization, the shareholders of Hongli Shandong controlled Hongli Group or the Company. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control.

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

On September 13, 2022, the current existing shareholders of the Company surrendered 1,500,000 Ordinary Shares in total, of which Hongli Development Limited surrendered 1,455,000 Ordinary Shares and Hongli Technology Limited surrendered 45,000 Ordinary Shares, respectively. Furthermore, Hongli Development Limited surrendered another 6,500,000 Ordinary Shares on December 1, 2022. As a result, 10,000,000 Ordinary Shares were issued and outstanding as of December 31, 2022, among which, Hongli Development Limited holds 9,505,000 Ordinary Shares and Hongli Technology Limited holds 495,000 Ordinary Shares, respectively. The shares and per share data are presented on a retroactive basis as if the reorganization, share issuance, and share surrender made by the current existing shareholders of the Company had been in existence from the earliest period presented. The Company issued 2,062,500 Ordinary Shares in connection with the initial public offering closed on March 31, 2023. The Company issued 309,375 Ordinary Shares in connection with the underwriter’s exercise of the over-allotment option on May 2, 2023. On November 23, 2023, Hongli Technology Limited surrendered 133,125 ordinary shares to the Company. As of December 31, 2023 and 2022, the Company’s issued and outstanding ordinary shares were 12,238,750 and 10,000,000 shares, respectively. As of December 31, 2023 and the date of this report, Hongli Development holds 7,516,820 Ordinary Shares.

Initial Public Offering

On March 31, 2023, the Company closed its Offering of 2,062,500 Ordinary Shares at a public offering price of $4.00 per share for total gross proceeds of $8.25 million before deducting underwriting discounts and offering expenses. Net proceeds of the Company’s Offering were approximately $7.2 million. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 309,375 Ordinary Shares at the public offering price. On May 2, 2023, the underwriter exercised the over-allotment option in full for total gross proceeds of $1,237,500 before deducting underwriting discounts and commissions. Net proceeds of our over- allotment option were approximately $1.1 million. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “HLP” on March 29, 2023.

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

The statutory reserve of Hongli Shandong amounted to $370,683 and $370,683 as of December 31, 2023 and 2022.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

Yingxuan Acquisition

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, buildings, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately $18.1 million (RMB 125.0 million). During the year ended December 31, 2021, Hongli Shandong paid the deposit of approximately $2.2 million (RMB 15.0 million) from its working capital.

Following the signing of the letter of intent, in January 2021, Hongli Shandong signed asset transfer agreements with Yingxuan regarding the acquisition of the Yingxuan Assets. Pursuant to the asset transfer agreements, Hongli Shandong agreed to pay for the acquisition price in installments for approximately $7.5 million (RMB 52.0 million), $6.8 million (RMB 47.0 million) and $1.6 million (RMB 11.0 million), respectively, by the end of December 31, 2021, 2022 and 2023. The installments bear an annual interest of 7%. However, as mutually agreed, Hongli Shandong did not pay the agreed installment in fiscal year 2021 due to the delay of the acquisition of Yingxuan Assets, and Hongli Shandong made a prepayment of approximately $1.1 million (RMB 7.8 million) in 2021. The title of use rights of two parcels of industrial land, buildings, facilities and infrastructure for consideration of approximately $12.4 million (RMB 85.2 million) were transferred to Hongli Shandong on June 13, 2022.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement with Yingxuan. Based on the mutual agreement between the Hongli Shandong and Yingxuan, the annual interest of 7% was waived as the transfer of Yingxuan Assets was delayed due to the impact of the COVID-19 pandemic and the total consideration was adjusted to approximately $21.9 million (RMB 151.4 million) given effect of the demolition compensation to be assigned to Hongli Shandong. Meanwhile, both parties also agreed that the demolition compensation to be reimbursed by the local government in relation to Yingxuan Assets will belong to the Hongli Shandong.

As of December 31, 2022, Hongli Shandong paid a total of approximately $15.9 million (RMB 109.6 million), among which approximately $3.5 million (RMB 24.4 million) was recorded as prepayment for the purchase of Yingxuan Assets on the consolidated balance sheets. The remaining payments of approximately $6.0 million (RMB 41.8 million) will be paid by up to 30% of the proceeds from the offering and working capital of Hongli Shandong, and it is expected to be paid by December 31, 2023. Pursuant to the supplement agreement, the legal title of the remaining Yingxuan Assets will be transferred to Hongli Shandong within 30 days upon the payment of the remaining $6.0 million (RMB 41.8 million) to Yingxuan.

As of December 31, 2023, Hongli has cumulatively paid Yingxuan approximately $17.2 million (RMB 122.2 million), of which, the real estate and land use rights transferred from Yingxuan to Hongli is approximately $12.0 million (RMB 85.2 million). Hongli has prepaid approximately $5.2 million (RMB 37.0 million). The total amount of assets not yet transferred to Hongli is $9.3 million (RMB 66.2 million). As of December 31, 2023, the remaining balance payable is approximately $4.1 million (RMB 29.2 million). The Company made a payment of approximately $0.3 (RMB 2.0 million) to Yingxuan in January 2024, and the remaining balance payable is approximately $3.8 million (RMB 27.2 million) as of the date of this report.

Litigation

In November 2023, Hongli Cayman filed a lawsuit against Hongli Technology Limited (“Hongli Technology”), Longchang Management Consulting (Shandong) Co., Ltd. (“Longchang Management”), and Transhare Corporation, the transfer agent, regarding a dispute involving the validity of the issuance of certain shares to and stock ownership of Hongli Technology. Both Hongli Technology and Longchang Management are owned and controlled by a former financial advisor of Hongli Shandong. Hongli Cayman has requested that Transhare Corporation, among others, be restrained and enjoined from taking any actions regagarding the shares in dispute. On November 23, 2023, Hongli Cayman, Hongli Technology and Longchang Management entered into a settlement agreement to settle the dispute. On December 13, 2023, Hongli Technology surrendered 133,125 Ordinary Shares to Hongli Cayman. Hongli Technology has sold all of its remaining Ordinary Shares on the open market and is no longer a shareholder of the Company.

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 19 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the filing of this Form 20F and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the transactions we have disclosed below.

On January 23, 2024, the Company secured a $563,388 (RMB 4,000,000) short-term loan from the Bank of Beijing. The loan carries an interest rate of 3.7% per annum and is scheduled to mature on January 22, 2025. The proceeds from this loan are designated for working capital to support production activities. The loan is guaranteed by the CEO and a family member. Additionally, land use rights and construction in progress, valued at $1.94 million (RMB 14,000,000), have been pledged as collateral to secure the loan.

On February 29, 2024, the Company secured a short-term loan amounting to $1,126,776 (RMB 8,000,000) from the Weihai City Commercial Bank. The proceeds from this loan are designated solely for purchasing raw materials. The loan carries an interest rate of 3.7% per annum and is set to mature on February 25, 2025. The CEO and three family members of the CEO have provided personal guarantees for this loan.

On April 17, 2024, the Company acquired a short-term loan amounting to $1,126,776 (RMB 8,000,000) from the Bank of Rizhao. The proceeds from this loan are designated solely for purchasing raw materials. The loan, with an interest rate of 3.7% per annum, is set to mature on April 10, 2025. To secure the loan, the Company pledged real estate valued at $681,110 (RMB 4,835,808). Additionally, the CEO and three family members of the CEO have provided personal guarantees for this loan.

On January 30, 2024, the Company secured three 24-month loans totaling $422,541 (RMB 3,000,000) from Shenzhen Qianhai WeBank Co., Ltd. The proceeds from these loans are designated solely for working capital. The loans carry an interest rate of 6.2856% per annum and are set to mature on February 1, 2026. The CEO has provided personal guarantees for these loans.

NOTE 20 — RESTRICTED NET ASSETS OR PARENT COMPANY’S CONDENSED FINANCIAL STATEMENTS

The following condensed financial statements present the financial position and results of operations of Hongli Group Inc. (the Parent Company), which is a holding company with several subsidiaries. The condensed financial information is provided in accordance with Schedule I of Article 5-04 of Regulation S-X, issued by the U.S. Securities and Exchange Commission.

HONGLI GROUP INC.

CONDENSED BALANCE SHEETS (UNAUDITED)

As of December 31,
2023
Assets
Cash	$4,676
Due from subsidiaries, net	7,422,613
Investment in subsidiaries	13,680,265
Total Assets	$21,107,554

Labilities and Equity
Current liability	$1
Total Liabilities	1
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 11,752,180 and 10,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1,224
Additional paid-in capital	8,036,676
Statutory reserves	370,683
Retained earnings	13,605,705
Accumulated other comprehensive loss	(906,735)
Total Hongli Group Inc. stockholders’ equity	21,107,553
Total Liabilities and Equity	$21,107,554

HONGLI GROUP INC.

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

For the Year Ended December 31,

2023
Revenue
Share of profit in subsidiaries	$864,733
Total operating expenses	(11)
Net income	864,722
Other comprehensive income:
Foreign currency translation adjustments	(274,407)
Comprehensive income	$590,315

HONGLI GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 20 — RESTRICTED NET ASSETS OR PARENT COMPANY’S CONDENSED FINANCIAL STATEMENTS (cont.)

HONGLI GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Years Ended December 31,

2023
Cash Flows from Operating Activities
Net income	$864,722
Non cash adjustment	(864,733)
Adjustments to reconcile net income to net cash used in operating activities:
Increase in accrued liabilities	1
Net Cash Used in Operating Activities	(10)

Cash Flows from Investing Activities:
Advance to subsidiary	(8,368,965)
Net Cash Used in Investing Activities	(8,368,965)

Cash Flows from Financing Activities:
Proceeds from initial public offering, net of costs	7,228,964
Proceeds from exercise of option, net of costs	1,144,687
Net Cash Provided by Financing Activities	8,373,651

Net increase in cash and cash equivalents	4,676
Cash and cash equivalents - beginning of the period	-
Cash and cash equivalents - end of the period	$4,676

Non-cash investing and financing activities:
Offering costs paid by subsidiary	$946,352

*	The share amounts are presented on a retroactive basis

There were no reportable transactions as of December 31, 2022 and 2021 as the parent company was formed in 2021 and only serves as a holding company with minimal transactions.