Form 20-F
period 2024-12-31
Hongli Group Inc.
filed 2025-05-12
CIK 1855557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to _____________

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

As of December 31, 2024, the issuer had 73,438,750 Ordinary Shares issued and outstanding.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

●	Unless specifically described otherwise, as used in this Annual Report (except in the context of describing our consolidated financial information), the terms “we,” “us,” “our company,” “our”, and “Hongli” refer to Hongli Group Inc., a Cayman Islands holding company, and its subsidiaries;

●	“Controlling Shareholder” refers to Jie Liu;

●	“CRF” refers to cold roll forming;

●	“CNC” refers to computer number control;

●	“Hongli Cayman” refers to Hongli Group Inc., a Cayman Islands exempted company;

●	“Hongli Development” refers to Hongli Development Limited, a British Virgin Islands company;

●	“Hongli Technology” refers to Hongli Technology Limited, a British Virgin Islands company;

●	“Hongli HK” refers to Hongli Hong Kong Limited, a Hong Kong company;

●	“Hongli Shandong” and/or “VIE” refer to Shandong Hongli Special Section Tube Company Limited, a PRC company;

ii

●	“Haozhen Beijing” refers to Beijing Haozhen Heavy Industry Technology Company Limited, a PRC company;

●	“Hongli WFOE” refers to Shandong Xiangfeng Heavy Industry Co., Ltd., a PRC company;

●	“Maituo Shandong” refers to Shandong Maituo Heavy Industry Company Limited, a PRC company;

●	“Haozhen Shandong” refers to Shandong Haozhen Heavy Industry Technology Company Limited, a PRC company;

●	“the PRC operating entities” refers to the VIE, Hongli Shandong, and its subsidiaries;

●	“ROP” refers to a rollover protective structure;

●	“China” and “PRC” refer to the People’s Republic of China, including, for the purposes of this Annual Report, Macau and Hong Kong;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Hongli Group, Inc., par value $0.0001 per share; and

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of mainland China, all references to “HKD” are to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2024 and 2023.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB7.2993 to USD 1, the year-end spot rate on December 31, 2024 or at the rate of RMB7.1957 to USD 1, the average rate for the year ended December 31, 2024. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

iii

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

After the completion of the private placement offering of 60,000,000 Ordinary Shares of the Company on December 5, 2024, we submitted a CSRC filing for correspondence on December 11, 2024 and later submitted a formal CSRC filing on January 2, 2025. As of the date of this report, the CSRC filing is still under review by CSRC.

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

Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Ordinary Shares, causing significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factor — Uncertainties with respect to the PRC legal system could have a material adverse effect on us”; “Item 3. Key Information—D. Risk Factor — Our failure to obtain prior approval of the China Securities Regulatory Commission for the listing and trading of our Ordinary Shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our Ordinary Shares”; “Item 3. Key Information—D. Risk Factor — New rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC recently”; and “Regulation — Regulation Related to M&A Regulations and Overseas Listings.”

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with twelve other government agencies in mainland China, published the Measures for Cybersecurity Review which became effective on February 15, 2022, which required that any “network platform operator” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. As the PRC operating entities’ business is engaged in cold roll formed steel profile manufacturing in mainland China and do not involve the collection of personal data of at least 1,000,000 users, implicate cybersecurity, we believe that neither we, nor the PRC operating entities are “network platform operator(s)”, and subject to the cybersecurity review of the CAC. On July 7, 2022, the CAC issued the Security Assessment Measures for Outbound Data Transfers which became effective on September 1, 2022, and it requires that a data processor to provide data abroad under specific circumstances shall apply for the security assessment in respect of the outbound data transfer. As the PRC operating entities do not engage in any operation of information in infrastructure or involve the process of personal data of more than 1,000,000 individual, and have not provided over 100,000 individual’s personal information or over 10,000 individual’s sensitive personal information since January 1 of the last years abroad, further, the PRC entities have not involved the “important data” under the Security Assessment Measures for Outbound Data Transfer. We believe that we, our subsidiaries, or the VIE are not subject to the security assessment of outbound data transfer under the Security Assessment Measures for Outbound Data Transfers. As of the date of this Annual Report, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy, personal information and information and outbound data transfer in all material respects, including the data privacy, personal information and outbound data transfer requirements of the CAC, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review or security assessment of outbound data transfer. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. If we (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it may result in fines or other penalties, including suspension of business, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. If we are not able to fully comply with the Measures for Cybersecurity Review, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factor — In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, though such oversight is not applicable to us, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business of the PRC operating entities, our listing on the Nasdaq Capital Market, financial condition, results of operations, and the offering.”

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

Hongli Cayman is a holding company with no material operations of its own and does not directly generate any revenue. Cash proceeds raised from overseas financing activities, including the cash proceeds from any securities offering, may be transferred by Hongli Cayman to Hongli HK, and then transferred to Hongli WFOE via capital contribution or shareholder loans, as the case may be. Cash proceeds may flow to the VIE from Hongli WFOE pursuant to certain contractual agreements between Hongli WFOE and the VIE as permitted by the applicable PRC regulations. The process for sending such proceeds back to the mainland China may be time-consuming after the closing of the offering. We may be unable to use these proceeds to grow the business of the PRC operating entities until the PRC operating entities receive such proceeds in mainland China. Any transfer of funds by the offshore holding company to the entities in the PRC, either as a loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in mainland China. Any foreign loans procured by the PRC operating entities and Hongli WFOE is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) or its local branches or satisfy relevant requirements, and Hongli WFOE may not procure foreign loans which exceed the difference between their respective total project investment amount and registered capital or 2.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of Hongli WFOE, and the VIE may not procure foreign loans which exceed 2.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of the VIE. According to the applicable PRC regulations on foreign-invested enterprises in mainland China, capital contributions to the PRC operating entities are subject to the filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Mainland China regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of future offering to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand the business of the PRC operating entities.”

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

If we are considered a mainland China tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. Certain payments from the VIE, Hongli Shandong, to Hongli WFOE are subject to mainland China taxes, including VAT.

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

Financial Information Related to the VIE

The following tables present selected condensed consolidating statements of operations and comprehensive income (loss), and cash flows for the years ended December 31, 2024, 2023 and 2022, and the selected condensed consolidating balance sheets as of December 31, 2024 and 2023, which showing financial information for parent company, Hongli Cayman, its subsidiaries (Hongli HK and Hongli WFOE), the VIE and its subsidiaries, eliminating entries and consolidated information.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2024
	Hongli Cayman (Cayman Islands)		Subsidiary (Hong Kong)		Hongli WFOE (Mainland China)		VIE and Its Subsidiaries		Eliminations		Consolidated Total
Revenues	$		$		$			$(14,105,620)	$		$(14,105,620)
Consulting fee income from VIE and VIE’s subsidiaries	$		$			$146,528	$			$(146,528)	$-
Share of income from VIE		$146,528		$146,528	$		$			$(293,056)	$-
Share of income from subsidiary		$60,143		$(1)		$(60,142)	$
Benefits through VIE and VIE’s subsidiaries	$		$		$			$-	$		$-
Consulting fee in relation to services rendered by Hongli WFOE	$		$		$			$(146,528)		$146,528	$-
Net income (loss)		$(1,761,351)		$146,528		$26,244		$-		$(293,056)	$(1,881,635)
Comprehensive income (loss)		$(1,761,351)		$146,528		$299,572		$(381,527)		$(293,056)	$(2,582,258)

	For the Year Ended December 31, 2023
	Hongli Cayman (Cayman Islands)		Subsidiary (Hong Kong)		Hongli WFOE (Mainland China)		VIE and Its Subsidiaries		Eliminations		Consolidated Total
Revenues	$		$		$			$15,997,954	$			$15,997,954
Consulting fee income from VIE and VIE’s subsidiaries	$		$			$800,491	$			$(800,491)		$-
Share of income from VIE		$800,491		$800,491	$		$			$(1,600,982)		$-
Share of income from subsidiary		$64,242		$299		$(64,541)	$
Benefits through VIE and VIE’s subsidiaries	$		$		$			$-	$			$-
Consulting fee in relation to services rendered by Hongli WFOE	$		$		$			$(800,491)		$800,491	$
Net income		$864,722		$800,491		$800,491		$-		$(1,600,982)		$864,722
Comprehensive income (loss)		$590,315		$526,084		$526,084		$(384,754)		$(1,052,168)		$205,561

	For the Year Ended December 31, 2022
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Revenues	$-	$-	$-	$20,283,245	$-	$20,283,245
Consulting fee income from VIE and VIE’s subsidiaries	$-	$-	$2,932,363	$-	$(2,932,363)	$-
Share of income from subsidiaries	$2,932,363	$2,932,363	$-	$-	$(5,864,726)	$-
Benefits through VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Consulting fee in relation to services rendered by Hongli WFOE	$-	$-	$-	$(2,932,363)	$2,932,363	$-
Net income	$2,932,363	$2,932,363	$2,932,363	$-	$(5,864,726)	$2,932,363
Comprehensive income (loss)	$2,860,779	$2,860,779	$2,860,779	$(874,682)	$(5,721,558)	$1,986,097

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2024
	Hongli Cayman (Cayman Islands)		Subsidiary (Hong Kong)		Hongli WFOE (Mainland China)		VIE and Its Subsidiaries		Eliminations		Consolidated Total
Cash, cash equivalents and restricted cash		$4,654		$1,767		$46,083		$872,282		$-	$924,786
Consulting fee receivable due from VIE and VIE’s subsidiaries	$		$		$		$		$		$-
Total current assets		$40,427,266		$8,368,667		$7,941,103		$12,790,141		$(57,591,796)	$11,935,381
Investments in VIE		$13,655,431		$13,655,431		$13,655,431	$			$(40,966,293)	$-
Investments in subsidiaries		$3,022		$3,320						$(6,342)	-
Exchange adjustments		$(592,424)								$592,424	-
Accumulated benefits through VIE and VIE’s subsidiaries	$		$		$		$		$		$-
Total non-current assets	$		$			$32,877,029		$20,157,238		$40,773	$53,075,040
Total Assets		$53,493,295		$22,027,418		$54,473,563		$32,947,379		$(97,931,234)	$65,010,421
VIE and subsidiaries profit shared with parent and pledged equity	$			$13,658,453		$13,658,751		$13,655,431		$(40,972,635)	$-
Total Liabilities		$1		$22,027,418		$54,473,563		$32,947,379		$(97,931,235)	$11,517,126
Total Shareholders’ Equity		$53,493,294		$-		$-		$-		$1	$53,493,295
Total Liabilities and Shareholders’ Equity		$53,493,295		$22,027,418		$54,473,563		$32,947,379		$(97,931,234)	$65,010,421

	As of December 31, 2023
	Hongli Cayman (Cayman Islands)		Subsidiary (Hong Kong)		Hongli WFOE (Mainland China)		VIE and Its Subsidiaries		Eliminations		Consolidated Total
Cash, cash equivalents and restricted cash		$4,676		$1,766		$74,805		$734,422		$-	$815,669
Consulting fee receivable due from VIE and VIE’s subsidiaries	$		$		$		$		$		$-
Total current assets		$7,427,289		$8,368,666		$8,197,189		$11,702,178		$(24,878,430)	$10,816,892
Investments in VIE		$13,890,430		$13,890,430		$13,890,430	$			$(41,671,290)	$-
Investments in subsidiaries		$64,242		$64,541						$(128,783)	-
Exchange adjustments		$(274,407)								$274,407	-
Accumulated benefits through VIE and VIE’s subsidiaries	$		$		$		$		$		$-
Total non-current assets	$		$		$			$21,311,778	$		$21,311,778
Total Assets		$21,107,554		$22,323,637		$22,087,619		$33,013,956		$(66,404,096)	$32,128,670
VIE and subsidiaries profit shared with parent and pledged equity	$			$13,954,672		$13,954,797		$13,890,430		$(41,799,899)	$-
Total Liabilities		$1		$22,323,637		$22,087,619		$33,013,956		$(66,404,096)	$11,021,117
Total Shareholders’ Equity		$21,107,553		$-		$-		$-		$-	$21,107,553
Total Liabilities and Shareholders’ Equity		$21,107,554		$22,323,637		$22,087,619		$33,013,956		$(66,404,096)	$32,128,670

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)		Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations		Consolidated Total
Net cash (used in) provided by operating activities	$(33,000,022)		$1	$33,317,754	$(381,391)		$(350,376)	$(414,034)
Net cash (used in) provided by investing activities	$-		$-	$(33,350,376)	$38,567		$-	$(33,311,809)
Net cash provided by (used in) financing activities	$33,000,000	$		$5,559	$503,018	$		$33,508,577

	For the Year Ended December 31, 2023
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)		Hongli WFOE (Mainland China)		VIE and Its Subsidiaries	Eliminations	Consolidated Total
Net cash (used in) provided by operating activities	$(10)		$(299)		$84,568	$1,517,288	$(716,630)	$884,917
Net cash (used in) provided by investing activities	$(8,368,965)		$2,065		$(9,562)	$(2,253,634)	$8,376,462	$(2,253,634)
Net cash provided by (used in) financing activities	$8,373,652	$		$		$(586,781)	$(7,404,776)	$382,094

	For the Year Ended December 31, 2022
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by operating activities	$-	$-	$-	$2,493,024	$-	$2,493,024
Net cash used in investing activities	$-	$-	$-	$(11,670,592)	$-	$(11,670,592)
Net cash provided by financing activities	$-	$-	$-	$10,841,222	$-	$10,841,222

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIE

Balance, December 31, 2022	13,474,693
Comprehensive income for the year	1,986,097
Balance, December 31, 2023	13,680,265
Comprehensive income for the year	$205,561
Balance, December 31, 2024	13,066,029
Comprehensive loss for the year	$(2,582,258)

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

Risks Related to the Business and Industry of the PRC Operating Entities

Risks and uncertainties related to the business and industry of the PRC operating entities include, but are not limited to, the following:

●	Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations. (see page 13)

●	The business of our PRC operating entities involves occupational hazards to their workforce. (see page 14)

●	The PRC operating entities may not be able to accurately forecast demand for their products. (see page 14)

●	The considerable uncertainty in Chinese economic growth could hurt demand of the products of the PRC operating entities. (see page 15)

●	Tariffs could materially have a negative impact on demand of the products of the PRC operating entities. (see page 15)

●	The PRC operating entities’ business is also affected by global economic conditions. (see page 15)

●	Our revenue will decrease if the industries in which the customers of the PRC operating entities operate experience a protracted slowdown. (see page 15)

●	The PRC operating entities operate in a competitive industry. If the PRC operating entities are unable to compete successfully, they may lose market share to their competitors. (see page 16)

●	Any decline in the availability or increase in the cost of raw materials could materially affect our earnings. (see page 16)

●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues. (see page 16)

●	The loss of any of the key customers of the PRC operating entities could reduce our revenues and our profitability. (see page 17)

●	Our inability to raise capital could have material adverse effect on our financial condition and results of operations. (see page 17)

●	The PRC operating entities will require substantial additional funding in the future. There is no assurance that additional financing will be available to the PRC operating entities. (see page 17)

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We rely on Contractual Arrangements with the VIE and the shareholders of the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. (see page 27)

●	If the VIE or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. (see page 27)

●	Contractual Arrangements in relation to the VIE may be subject to scrutiny by the mainland China tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment. (see page 30)

●	If the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding, its ability to operate its business might be materially and adversely hindered, which could materially and adversely affect our results of operations. (see page 30)

Risks Related to Doing Business in China

Hongli WFOE and PRC operating entities are based in mainland China, Hongli HK is established in Hong Kong as a holding company, and the PRC operating entities have all of their operations in China, and therefore, we and the PRC operating entities face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us. (see page 33)

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us. (see page 33)

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (HFCA Act) if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. (see page 34)

●	China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and could have a material adverse effect on the PRC operating entities’ business and the value of our Ordinary Shares. (see page 35)

●	The Chinese government exerts substantial influence over the manner in which we and the PRC operating entities must conduct business activities. We or the PRC operating entities are currently not required to obtain permissions or approval from Chinese authorities or agencies to list on U.S. exchanges nor for the execution of Contractual Arrangements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities or agencies to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Ordinary Shares to significantly decline or be worthless. (see page 35)

●	The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which actions may impact our operations materially and adversely, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Ordinary Shares to significantly decline or be worthless. (see page 36)

●	The business operation of the PRC operating entities are located in mainland China where laws and regulations governing the current business operations of the PRC operating entities are sometimes vague and uncertain and any changes in such laws and regulations may be quick with little impair our ability to operate profitably. (see page 37)

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct the business. (see page 38)

●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Hongli WFOE, and dividends payable by Hongli WFOE to Hongli HK may not qualify to enjoy certain treaty benefits. (see page 39)

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares. (see page 39)

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment. (see page 40)

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties. (see page 41)

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. (see page 41)

●	Our failure to obtain prior approval of the China Securities Regulatory Commission for the listing and trading of our Ordinary Shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our Ordinary Shares. (see page 42)

●	New rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC recently. Such rules may subject us to additional compliance requirements in the future. (see page 42)

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. (see page 43)

●	We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future. (see page 44)

●	Because we are a Cayman Islands exempted company and consolidate the financial results of the PRC operating entities through the Contractual Arrangements, which have a substantial majority of their business conducted in the PRC, you may be unable to bring an action against us, our officers and directors, the PRC operating entities or their officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. (see page 45)

●	The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors and executive officers named in this Annual Report (except one independent director) may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies. (see page 46)

●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. (see page 46)

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, though such oversight is not applicable to us, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business of the PRC operating entities, our listing on the Nasdaq Capital Market, financial condition, results of operations, and the offering. (see page 48)

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us. (see page 50)

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China against us based on Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited. (see page 51)

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares, including, but not limited to, the following:

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. (see page 52)

●	We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. (see page 55)

●	Our Management has broad discretion in the use of the net proceeds from our financing activities and may not use them effectively. (see page 55)

●	We do not intend to pay dividends for the foreseeable future. (see page 56)

●	The public offering price of our shares is substantially higher than the pro forma net tangible book value per ordinary share of our Ordinary Shares. You will experience immediate and substantial dilution.

Risks Related to the Business and Industry of the PRC Operating Entities

Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.

We may face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our supply chain, operations, and consumer demand. Recently, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Since February 2025, the U.S. administration has proposed to increase the total tariff level for imported Chinese goods to 125%, and additional tariff increases could be imposed as the trade tension between the two countries continues to heighten. On April 9, 2025, China responded by hiking its levies on U.S. imports to 84% from 34%. On April 10, 2025, the U.S. imposed a 34% “reciprocal tariff” on top of existing levies, effectively raising the minimum tariff on Chinese goods to 54%. On April 11, 2025, the U.S. announced that consumer electronics would be exempt from tariffs imposed on most countries, but a 20% tariff would remain in place for electronics imported from China. Later that same day, in a further retaliatory move, China increased tariffs on U.S. imports to 125%.

Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based companies (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Such geopolitical developments could materially and adversely affect our overall financial performance and prices of our Ordinary Shares.

Moreover, such tensions may lead to consumer boycotts, increased security measures, and travel restrictions, all of which could negatively affect our ability to conduct business, maintain supply chain operations, and expand into new markets. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations. However, our current business operations are primarily focused on the domestic Chinese and South Korean markets, and we have not exported products to the United States in the near future. Our revenues from South Korean market have remained stable, with business volume increasing compared to the same period last year. In the first quarter of 2025, sales in South Korea reached RMB4.7 million ($0.65 million), representing an increase of RMB1.7 million ($0.23 million), or 55%, from RMB3.01 million ($0.42 million) in the same period last year. Orders have continued to grow in the second quarter of 2025 as well. As such, the recent changes in the international trade landscape are not expected to have a material impact on our day-to-day operations.

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

Import tariffs, other trade barriers and protectionist policies could negatively affect steel prices and the PRC operating entities’ exports to international markets, particularly the United States. Such import barriers adversely affect the PRC operating entities’ business by limiting their access to or competitiveness in foreign steel markets. The U.S. government imposed a 25% tariff on steel imports in March 2018 under “Section 232” from nearly all foreign countries. In addition to the Section 232 tariff, the U.S. government has imposed hefty anti-dumping and subsidy countervailing duties on a wide range of steel imports from China. With regard to the PRC operating entities in particular, the Section 232 tariff had a limited effect on their U.S. sales, because the tariffs on their exports to the United States had already reached 25% In February 2025, the U.S. government expanded the scope of Section 232 tariffs by removing previously granted country exemptions, including those for Canada, Mexico, the European Union, South Korea, and Japan, and terminated the product exclusion process and General Approved Exclusions (GAEs). These changes, which took effect in March 2025, extended the 25% tariff uniformly to virtually all steel imports and their derivatives. While Chinese steel exports were already subject to high duties before 2018 and thus experienced minimal additional impact from these updates, the broader application of Section 232 signals a more aggressive and comprehensive U.S. protectionist stance, which may contribute to further volatility in global steel markets and supply chains. However, you should not expect that the PRC operating entities’ sales of products would continue to offset the potential increase in the pricing of the steel products due to any increased tariffs. As a result of increasing costs, the potentially increased pricing by the PRC operating entities could have an adverse effect on their operations and financial conditions and our financial conditions.

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

The principal raw material used to manufacture the products of the PRC operating entities is steel. The manufacturing operations of the PRC operating entities depend heavily on the availability of raw materials. The availability of raw materials may decline and their prices may fluctuate greatly. During the fiscal years ended December 31, 2024, 2023 and 2022, Hongli Shandong, the VIE, purchased a total of approximately $1.1 million, $3.58 million and $5.20 million, respectively, of raw materials from Shanghai Wanhe Supply Chain Management Co., Ltd. (“Shanghai Wanhe”), which accounted for approximately 15.2%, 48% and 50% of our raw materials, respectively. Hongli Shandong has a procurement framework agreement with Shanghai Wanhe valid until January 4, 2026 with an automatic two-year renewal is received from either party, under which Hongli Shandong may purchase raw materials under specific purchase contracts. Though the PRC operating entities are not dependent on their current suppliers and may be able to find replacement in the market, we cannot assure you that their operations will not be interrupted if their major suppliers are unable or unwilling to provide them with raw materials on terms acceptable to them. This could result in a decrease in profit and damage to our reputation in the industry. In the event the cost of the PRC operating entities’ raw materials increase if they have to use a substitute supplier or even from their existing suppliers, they may not be able to pass these higher costs on to their customers in full or at all. Any increase in the prices for raw materials could materially increase their costs and therefore lower their earnings.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major customers. The PRC operating entities had 3 major customers, who in aggregate accounted for approximately $9.5 million, or 67% of the sales, and $12.0 million, or 75% of sales and $15.0 million, or 74% for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. All of these major customers have been with the PRC operating entities for an average of 10 years and we consider that their relationship with them are stable and solid. Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products and services that will be generated by these customers or the future demand for our products by these customers in the marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, the PRC operating entities could be pressured to reduce their product prices or these customers could decrease the purchase quantity of the products of the PRC operating entities, which could have an adverse effect on the margins and financial position, and could negatively affect our revenues and results of operations. If any of these three large customers of the PRC operating entities terminates the purchase of the PRC operating entities’ products, such termination would materially negatively affect our revenues, results of operations and financial condition.

The loss of any of the key customers of the PRC operating entities could reduce our revenues and our profitability.

We consider the major customers of the PRC operating entities in each period to be those customers that accounted for more than 10% of our revenue in such period. The PRC operating entities had 3 major customers, who in aggregate accounted for approximately $9.5 million, or 67% of the sales, $12 million, or 75% of sales and $15 million, or 74% for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. All of these major customers have been with the PRC operating entities for an average of 10 years and we consider that their relationship with them is stable and solid.

However, there can be no assurance that the PRC operating entities will maintain or improve relationships with customers who do not have long-term contracts with them. If the PRC operating entities cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

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

Mainland China regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of future offering to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand the business of the PRC operating entities.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to Hongli WFOE, which may adversely affect our liquidity and our ability to fund and expand the business of the PRC operating entities in China.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to PRC subsidiaries in or future capital contributions by us to Hongli WFOE in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand the business of the PRC operating entities.

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

Any significant growth in the market for the products of the PRC operating entities or their entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of April 10, 2025, the PRC operating entities have 167 employees. The PRC operating entities would also need to continue to expand, train and manage their employees. Continued future growth will impose significant added responsibilities upon their management to identify, recruit, maintain, integrate, and motivate new employees.

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

As of December 31, 2024, our current assets were approximately $11.9 million, and our current liabilities were approximately $8.2 million. As of December 31, 2023, our current assets were approximately $10.8 million, and our current liabilities were approximately $7.7 million.

For the fiscal year ended December 31, 2024, the PRC operating entities entered into various loan agreements with the banks for an aggregated amount of approximately $9.38 million to facilitate their operations. As of December 31, 2024, short-term loan balance was approximately $6.08 million, long-term loan balance was $3.30 million. Interest rates for the loans outstanding during the fiscal year ended December 31, 2024 range from 2.0% to 6.3% per annum. For the fiscal year ended December 31, 2023, the PRC operating entities entered into various loan agreements with the banks for an aggregated amount of approximately $9.06 million to facilitate their operations. As of December 31, 2023, short-term loan balance was approximately $5.72 million, long-term loan balance was $3.34 million. Interest rates for the loans outstanding during the fiscal year ended December 31, 2023 range from 2% to 6.8% per annum. Substantially all outstanding bank loans as of December 31, 2024 were guaranteed by the family members of Mr. Jie Liu, our CEO.

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

The shareholders of the VIE are currently controlling shareholders of us with 9.242% equity interest. As of the date of this report, the shareholders of the VIE are Mr. Jie Liu, the Chief Executive Officer and Chairman of Hongli Cayman, who holds 30% of the equity interest, Mr. Yuanqing Liu, who holds 40% of the equity interest, and Ms. Ronglan Sun, who holds 30% of the equity interest, respectively, of the VIE. As of the date of this report, these three shareholders of the VIE are also the shareholders of Hongli Development, which owns 9.242% equity interest in Hongli Cayman. Mr. Yuangqing Liu is the founder of the Hongli Shandong and the father of Mr. Jie Liu, and Ms. Ronglan Sun is the spouse of Mr. Yuangqing Liu and the mother of Mr. Jie Liu. Mr. Yuangqing Liu and Ms. Ronglan Sun have granted their proxy to Mr. Jie Liu to vote their shares in Hongli Development for all corporate transactions requiring shareholders’ approval, and Mr. Jie Liu as such may be deemed to have sole voting and investment discretion with respect to the Ordinary Shares held by Hongli Development. However, we expect their holding to be diluted as a result of any potential equity financing that we may contemplate, and thus they may have actual or potential conflicts of interest with us. These shareholders may breach, or refuse to renew, the existing Contractual Arrangements we have with them, which may have a material and adverse effect on our ability to effectively consolidate financial results of the PRC operating entities. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

As defined under standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. As described elsewhere in our Annual Report for the fiscal year ended December 31, 2024, our management, together with our independent registered public accounting firm identified material weaknesses in the design and operation of our internal controls because:

●	The Company lacked key monitoring mechanisms, including an internal control department, to oversee and monitor risk management, business strategies and financial reporting processes.

●	The Company did not have adequately designed and documented management review controls to effectively identify and prevent delays in account reconciliations.

●	The Company lacked accounting personnel with sufficient knowledge of U.S. GAAP and the SEC reporting requirements, which resulted in several adjustments being identified and proposed by our independent registered public accounting firm.

We also identified the following deficiencies that we believe to be significant deficiencies. As defined in standards established by the PCAOB, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting as follows:

●	Lack of formal internal controls over financial closing and reporting processes.

●	Lack of formal risk assessment process.

As defined under standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In order to address the material weaknesses and significant deficiencies in internal control over financial reporting of the Company, we have: (a) hired an experienced outside consultant with adequate experience with U.S. GAAP and the SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S. GAAP to existing personnel, including our Chief Financial Officer, as well as establishing a regular assessment mechanism; (c) continued our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; and (d) continued our efforts to implement necessary review and controls at related levels and all important documents and contracts will be submitted to the office of its chief executive officer for retention.

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

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in early 2023, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed and does not have to wait another year to reassess its determinations.

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

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and mainland China of the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Hongli WFOE is wholly-owned by Hongli HK. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the mainland China subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this Annual Report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

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

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from financing. Gains and losses from the re-measurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

Our failure to obtain prior approval of the China Securities Regulatory Commission for the listing and trading of our Ordinary Shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our Ordinary Shares.

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

After the completion of the private placement offering of 60,000,000 Ordinary Shares of the Company on December 5, 2024, we submitted a CSRC filing for correspondence on December 11, 2024 and later submitted a formal CSRC filing on January 2, 2025. As of the date of this report, the CSRC filing is still under review by CSRC.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the share compensation plan will be subject to these regulations Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries and limit our subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. In addition, the Office of the Central Cyberspace Affairs Commission and the Office of Cybersecurity Review under the CAC, published the Cybersecurity Review Measures (Revised Draft for Comments), or the “Review Measures Draft,” on July 10, 2021, which provides that, aside from CIIOs that intend to purchase internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review by the Cybersecurity Review Office. According to the Review Measures Draft, a cybersecurity review is conducted by the CAC, to assess potential national security risks that may be brought about by any procurement, data processing, or overseas listing. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operators holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof are not yet clear.

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

We have requested our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. To our knowledge, all of the initial beneficial owners of Hongli Cayman who are all PRC residents, completed the initial foreign exchange registration. However, we cannot guarantee that all or any of those shareholders will complete the SAFE Circular 37 registration in a timely manner. In addition, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. However, we currently rely on home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

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

Even though our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we have initially met the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

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

Our Management has broad discretion in the use of the net proceeds from our financing activities and may not use them effectively.

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

We have incurred and will incur additional costs as a result of being a public company, which could negatively impact our net income and liquidity.

We incurred professional service expenses of approximately $1.21 million for the year ended December 31, 2024 and $1.23 million for the year ended December 31, 2023. Professional fees, including payments to attorneys, auditors, and consultants, were primarily incurred in connection with our efforts to prepare for our initial public offering and ongoing SEC filings. As a public company, we expect to incur significant legal, accounting, and other professional expenses that were not required while operating as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of being a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised from the initial offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we will be required to file annual reports with the Securities and Exchange Commission. In some cases, we will need to disclose material agreements or the results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

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

On June 20, 2001, Hongli Shandong changed its name to Changle Hongli Steel Tube Co., Ltd.

On March 28, 2005, Hongli Shandong increased its registered capital to RMB4.8 million, or approximately $0.58 million. Yuanqing Liu, Ronglan Sun, and Li Liu contributed 40%, 30%, and 30% equity interest, respectively. Hongli Shandong changed its name to Shandong Changle Hongli Steel Tube Co., Ltd.

On November 3, 2010, Hongli Shandong increased its registered capital to RMB5 million, or approximately $0.61 million. Yuanqing Liu, Ronglan Sun, and Jie Liu contributed 40%, 30%, and 30% equity interest, respectively.

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

On March 31, 2023, the Company consummated its initial public offering (the “IPO”) of 2,062,500 Ordinary Shares, par value $0.0001 per share (the Ordinary Shares sold in the IPO is hereafter referred as the “IPO Shares”). The IPO Shares were priced at $4.00 per share, and the IPO was conducted on a firm commitment basis. The Ordinary Shares commenced trading under the symbol “HLP” on March 29, 2023.

On May 2, 2023, upon the underwriter’s exercise of the over-allotment option in full, the Company sold 309,375 ordinary shares at a price of $4.00 per share accordingly.

On December 13, 2023, Hongli Technology surrendered 133,125 Ordinary Shares to Hongli Cayman. Hongli Technology has sold all of its remaining Ordinary Shares on the open market and is no longer a shareholder of the Company.

On November 13, 2024, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreement, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 60,000,000 Ordinary Shares of the Company, par value US$0.0001 per share, at a purchase price of $0.55 per share, and for an aggregate purchase price of $33,000,000. On December 5, 2024, the transaction contemplated by the Securities Purchase Agreement was closed. Upon closing, the Company issued a total of 60,000,000 Ordinary Shares to the Purchasers following receipt of gross proceeds of RMB239,984,300, equivalent to US$33,000,000. The new Ordinary Shares were registered for resale under the Company’s registration statement on Form F-3 (File No. 333-284050), initially filed with the U.S. Securities and Exchange Commission on December 5, 2024 and declared effective on February 4, 2025.

As of May 5, 2025 and December 31, 2024, we have 73,438,750 and 73,438,750 Ordinary Shares issued and outstanding as of the date hereof, of which Hongli Development holds 6,787,517 Ordinary Shares.

The following chart summarizes our corporate legal structure and identifies our subsidiaries and the PRC operating entities as of the date of this Annual Report.

13 Minority Share Holders
Betty Chen Limited
Hongli Development Limited
Well Fancy Development Limited
Public Shareholders
55.667%
9.804%
9.242%
8.238%
17.159%
Equity Interests
Contractual Interests
Hongli Group Inc. (Cayman Islands)
Cayman Islands
100%
Hongli Hong Kong Limited (Hong Kong)
Hong Kong
100%
Outside PRC
Inside PRC
Shandong Xianfeng Heavy Industry Co., Ltd
PRC (WOEF)
VIE Control
Shandong Hongli Special Section Tube Co., Ltd.
PRC (VIE)
30%
Ronglan Sun
30%
Jie Liu
40%
Yuanqing Liu
97%
100%
70%
Beijing Haozhen Heavy Industry Technology Company Limited
Shandong Maituo Heavy Industry Company Limited
Shandong Haozhen Heavy Industry Technology Company Limited

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

With more than twenty years of operating history, the PRC operating entities have developed customers in more than 30 cities in China and a global network covering South Korea, Japan, the U.S., and Sweden. The customers of the PRC operating entities include large corporations and international enterprises such as Weichai LOVOL Heavy Industry Co. Ltd. (“LOVOL”), SUNGJIN TECH CO., LTD (“South Korean VOLVO”), Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”), and some new customers associated with Katsushiro Machinery Co., Ltd. (“Japan Katsushiro”). The majority of the customers of our PRC operating entities have maintained business with us for an average of 10 years. In 2024, orders from domestic customers remained stable, while orders from foreign customers declined. We expect to maintain positive relationships with our principal customers going forward. We anticipate that XCMG Group (“XCMG”) will serve as a key driver of our business growth over the next five years. Currently, we have ongoing business relationships with several of its subsidiaries, including XCMG Loader Co., Ltd., XCMG Road Machinery Co., Ltd., XCMG Agricultural Equipment Co., Ltd., and XCMG Forklift Co., Ltd. Orders from XCMG are projected to grow by approximately 50% on a continuing basis.

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

In addition to the manufacturing techniques, the PRC operating entities employ deformed flower designing in their product design which enables visualization of the formation process of the materials, and further ensures the high success rate of their research, development, and design. Currently, the PRC operating entities have applied for more than 68 patents for this technique, 62 of which have been approved, including 55 registered utility patents and 7 invention patents. Among these approved patents, there are especially two patents that the management of the PRC operating entities believes are material to the operations and business of the PRC operating entities. One is a repair treatment method of CRF profiles, providing solutions to fix H-shaped profiles during polish process. This patented technology requires less labor and increases the polish efficiency, and the management of Hongli Shandong has not seen other similar patents in the market as of the date of this report. The other one is a fine machining method for reducing profile production and manufacturing, which realizes the automatic and fine machining of customized profiles, reduces the labor requirements, and decreases the cost. These approved patents have been applied to the PRC operating entities’ productions.

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

The PRC operating entities currently have 11 lines of CRF production lines, 3 units of laser welding coupled with inspection equipment, 3 units for high frequency welding coupled with inspection equipment, 5 units for welding robots, 5 units for 3D laser cutting machines, 3 units for 3D CNC bending machines, a hydraulic press, 2 units of CNC machining and 2D laser cutting machines. In May 2022, the PRC operating entities started to provide CRF profiles with additional electrocoating services to meet their customers’ additional demands. Electrocoating is a method of painting that uses electrical current to deposit paint on a part surface, which is widely used for products, including but not limited to, hardware, sporting equipment, business appliance, and automotive. In connection with the electrocoating services, the PRC operating entities purchased relevant equipment through leasing financing, including 1 unit of dust removal machine, 1 unit of pipe system, 1 unit of electrocoating machine, and 1 unit of Zeolite runner and regenerative catalytic oxidation machine. As of the date of this Annual Report, the PRC operating entities have produced various electrocoated products, among excavator cabs, safety frames for tractors, and weld-on brackets, generating a total revenue of approximately $1.54 million (RMB11.2 million). As of the date hereof, the PRC operating entities have received approximately 47,891 new orders of different types of electrocoated products with an estimated revenue of $1.54 million (RMB11.2 million). Additionally, as the management is in negotiation with other existing and potential customers, the management of the PRC operating entities estimates that this newly added electrocoating service could generate additional income from the PRC operating entities in the future.

Product Applications

The PRC operating entities produce a comprehensive range of well-designed and customized profile products applied to different kinds of machineries and equipment that are widely used in a variety of sectors, including but not limited to, mining and excavation, construction, agriculture, and transportation industries.

Applications	Percent of sales (LTM Period)	Major Application/Uses
Mining/Excavation	49%	●	Widely used in mining industry as key components of excavation cabs
Doors and windows category	2%	●	Primarily used as key components of construction cabs. Depending on demand, we manufacture products as significant components of windows, door, and walls with certain thermotolerance and extensibility.
Agricultural	47%	●	Primarily for agricultural machinery used as significant components of cabs and ROPs.
Transportation	2%	●	Used as key component of forklift for material transportation industry.

●	Mining/Excavation

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

Sales and Marketing

Domestic and International Footprint of the PRC Operating Entities

The PRC operating entities’ customers are mainly concentrated in the Chinese market. The customers of the PRC operating entities cover more than 30 cities in China, covering the major heavy industry machinery and agricultural machinery industry enterprises. The PRC operating entities provide their products directly to, or indirectly to suppliers of, some of the world’s leading original equipment manufacturers, such as XCMG, Caterpillar Inc., and Komatsu Ltd. Enterprises like LOVOL and SDLG are the main customers of the PRC operating entities in China. The three major customers of the PRC operating entities, LOVOL, South Korean VOLVO and SDLG, in aggregate accounted for approximately, $8.8 million, or 62% and $12.0 million, or 15% of sales for the fiscal years ended December 31, 2024 and 2023, respectively. Additionally, the PRC operating entities started to directly and indirectly provide their products to XCMG from 2017. The revenue from XCMG amounted to $1.8 million, $1.1 million and $0.6 million for the year ended December 31, 2024, 2023 and 2022, respectively. As a supplier of XCMG, we have established long-term cooperative relationships with four business units under XCMG. Currently, this is one of our key focus areas for the marketing and brand-building efforts of our operating entities in China. Due to the pandemic’s impact, we ceased supplying products to Caterpillar in 2023. Nonetheless, as a supplier for international clients, maintaining strong long-term relationships remains a central focus of our business strategy.

Hongli Shandong has been devoting to its international expansion opportunities. As a part of their international expansion and to facilitate the relationship with the existing South Korean customers, Hongli Shandong designated two employees who speak Korean to constantly visit customers in South Korea to assist with logistics, advertisement, collecting or furnishing of information of the services and products of Hongli Shandong. Hongli Shandong also plans to open a new sales office in Wisconsin, U.S. to be supported with two local salesmen to develop local business in the U.S. However, this plan has been delayed or might even be postponed due to the impact of ongoing geopolitical tensions around the world, which may have a material adverse effect on our business, financial condition, and results of operations. Management of Hongli Shandong are currently evaluating the feasibility to open a sales office in the U.S. pending the development of U.S. tariff policy and the potential market opportunities in the U.S. Hongli Shandong currently has one independent contractor who works closely with Hongli Shandong to conduct market research and development in the U.S. market and respond to inquiry and quotes from potential U.S. customers. In May 2021, Hongli Shandong received an order from a customer in the U.S., for 600 units of D-shaped cold roll formed tubes which were delivered to such customer in November 2021.

Hongli Shandong also explored the market in Japan in collaboration with Japan Katsushiro who later purchased from the PRC operating entities through its PRC affiliated entities. In addition, in November 2021, Hongli Shandong has entered into a one-year cooperation agreement with Shengdai Shandong to produce and supply S-shaped plates and C-shaped profiles, the accessories of Shengdai Shandong products to be exported to Japan. Such cooperation agreement automatically extended to an additional one-year term after the expiration of the initial one-year term pursuant to the agreement. As of the date of this Annual Report, Hongli Shandong has provided 62,601 pieces of products, an increase of 18,557 pieces from 44,044 pieces in 2023, to Shengdai Shandong.

In 2024, orders from XCMG Group for loaders, agricultural machinery, road machinery, and forklifts have continued to increase, which generated approximately $1.8 million in sales.

During the fiscal year ended December 31, 2024, approximately $12.2 million, or 86% of the sales of the PRC operating entities were sourced from the China market where their manufacturing facilities are located, and approximately $1.9 million or 14% sales of the PRC operating entities were generated by international customers. During the fiscal year ended December 31, 2023, approximately $12.1 million, or 76% of the sales of the PRC operating entities were sourced from the China market where their manufacturing facilities are located, and approximately $3.9 million or 24% sales of the PRC operating entities were generated by international customers. During the fiscal year ended December 31, 2022, approximately $15.3 million, or 75% of the sales were sourced from the China market where their manufacturing facilities are located, and approximately $5.0 million, or 25% of the sales of the PRC operating entities were generated by international customers.

The chart below details our revenue by percentage generated from top five international markets.

	For the Years Ended December 31,
	2024		2023
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$12,196,548	86.5%	$12,117,240	75.7%	$79,308	0.7%
International	$1,909,072	13.5%	$3,880,714	24.3%	$(1,971,642)	(50.8)%
Total	$14,105,620	100%	$15,997,954	100%	$(1,892,334)	(11.8)%

	For the Years Ended December 31,
	2023		2022
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$12,117,240	75.74%	$15,285,549	75.4%	$(3,168,309)	(20.7)%
International	$3,880,714	24.26%	$4,997,696	24.6%	$(1,116,982)	(22.4)%
Total	$15,997,954	100%	$20,283,245	100%	$(4,285,291)	(21.1)%

The following table set forth the top customers each of which we generated more than 10% of sales from during the fiscal years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022
	Sales ($)%		Sales ($)%		Sales ($)%
Weichai LOVOL Heavy Industry Co. Ltd (“LOVOL”)	$6,056,622	43%	$7,707,045	48%	$9,716,430	48%
SUNGJIN TECH CO., LTD (“South Korean VOLVO”)	1,654,578	12%	3,441,899	22%	4,586,277	23%
Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”) *			839,058	5%	696,516	3%
XCMG Group. **	1,750,970	12%
Total	$9,462,170	67%	$11,988,002	75%	$14,999,223	74%

*	Sales to SDLG less than 10% of revenue in 2024

**	Sales to XCMG exceeded 10% of total revenues for the first time in 2024.

The PRC operating entities are one of the core strategic suppliers to LOVOL. The PRC operating entities started to provide raw materials to LOVOL in 2002 and began to provide various profile products since 2008, primarily used for cabs of excavator and structural parts for agricultural machinery, some of which are cab side, safety frame, axial-roller, and U frame. Under the current sales agreement with LOVOL dated January 1, 2020, Hongli Shandong agrees to provide certain products to LOVOL based the price, amount and quality set forth on a certain procurement list. Hongli Shandong agrees to deliver the demanded products to LOVOL at its factory, the expense of which, as well as the risk during the transportation are bore by Hongli Shandong. Pursuant to this sales agreement, upon the receipt of the invoices, LOVOL is obligated to make payments at the end of the following month thereof. With Hongli Shandong’s consent, LOVOL could be granted a four-month extension to make the payments and would not be demanded for such payments or be liable for any breach of contracts due to such extension during the extension period. This sales agreement remains effective unless (i) there are any new agreements entered into between the two parties thereof; (ii) the agreement is terminated upon mutual consent; or (iii) the agreement is terminated due to any legal cause. Under this agreement, in the event that Hongli Shandong does not provide service timely as described therein, Hongli Shandong is obligated to bear the liquidated damage of RMB30,000 for the delay of 24 hours, or no less than RMB50,000 for the delay of more than 48 hours depending on the negative impact on LOVOL. In the event that the Company fails to provide service or deliver products in a timely manner, Hongli Shandong should make payment for any fees or expenses incurred by LOVOL to take corresponding measures, as well as the liquidated damages for no less than RMB50,000.

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

We believe that Hongli Shandong will maintain close relationships with these long-term business partners, while developing new customers in the new market in the future.

Suppliers of the PRC Operating Entities

The PRC operating entities’ primary raw material input is strip steel. Depending on each client’s specific needs, the PRC operating entities purchase specific type of stainless steel billet and different manufacturing techniques are used for processing raw materials into finished goods to make sure the products meet the customer’s quality standard.

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

 The following table sets forth the top suppliers, each of which the PRC operating entities purchased more than during the fiscal years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022
Name	Purchase in US$	% of Total Purchase	Purchase in US$	% of Total Purchase	Purchase in US$	% of Total Purchase
Shanghai Wanhe Supply Chain Management Co., Ltd.	$1,095,406	15%	$3,585,131	48%	$5,247,770	50%
Shandong Jixi Pipe Industry Co., Ltd.*	1,421,490	20%
Total	$2,516,896	35%	$3,585,131	48%	$5,247,770	50%

*	2024 was the first year in which purchases from Shandong Jixi Pipe Industry Co., Ltd. exceeded 10% of total purchases.

Hongli Shandong has established a stable, long-term supply relationship with Shanghai Wanhe Supply Chain Management Co., Ltd. (“Shanghai Wanhe”). The purchase framework agreement between the parties is renewable every two years, with the current agreement set to expire on January 4, 2026. Hongli Shandong purchases the raw materials from Shanghai Wanhe under specific purchase contracts. Under this agreement, Shanghai Wanhe will give Hongli Shandong one-day notice of the goods information and deliver to Hongli Shandong at certain location and time confirmed by Hongli Shandong, and such delivery fees are included in the per unit price indicated in each specific purchase contract. Pursuant to the specific purchase contracts, any objections to quality should be raised by Hongli Shandong within seven days from the date of arrival, and Hongli Shandong should stop processing such raw materials that it has objection to quality of, keeps it as it is, and send a written notice to Shanghai Wanhe. Hongli Shandong should bear the loss of those already processed raw materials. From January 1, 2019, to December 31, 2022, we purchased hot rolled coil for an aggregate of 24,512 tons in the total amount of approximately $18.75 million from Wanhe. For the fiscal year ended December 31, 2023, we have purchased hot rolled coil for an aggregate of 5,507 tons in the total amount of approximately $4.0 million from Wanhe. For the fiscal year ended December 31, 2024, we purchased approximately 1,825 tons of production raw materials from Wanhe, in the total amount of approximately $1.1 million.

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

(i)	A purchase of use right of three parcels of land with a factory building and associated infrastructure on one parcel of the land from Yingxuan

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) for the planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, building, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately RMB125.0 million (approximately $18.1 million, the “Purchase Price for Yingxuan Assets”). On January 1, 2021, Hongli Shandong and Yingxuan entered into three asset transfer agreements (the “YX Asset Transfer Agreements”), under which Hongli Shandong made various payments towards the Purchase Price in accordance with the payment schedule. As of the filing date of this report, legal title to only one parcel of the Yingxuan Assets has been transferred to Hongli Shandong. The remaining balance of the Purchase Price is contractually payable only upon completion of the legal title transfers for the remaining Yingxuan Assets.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement (the “YX Supplementary Agreement”) to the YX Asset Transfer Agreements with Yingxuan, pursuant to which Hongli Shandong, on one hand, agreed to increase the Purchase Price for Yingxuan Assets to RMB151.4 (approximately US$21.9 million) (the “Amended Purchase Price for Yingxuan Assets”) taking into account of the anticipated demolition reimbursement to be assigned to and received by Hongli Shandong from the local government, and on the other hand, Yingxuan agreed to waive all interest payments accrued and to be accrued based on the annual interest rate of 7% for the Purchase Price as set forth in the YX Asset Transfer Agreements. Hongli Shandong believes that the amount of the demolition compensation is estimated to be RMB21.6 million ($3.1 million) and such governmental reimbursement is expected to be available within the next 5 years. Hongli Shandong believes that this parcel along with the building, facilities and infrastructure will satisfy its expansion needs in the next 5 years or more.

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

As of December 31, 2024, Hongli had cumulatively paid Yingxuan approximately $17.0 million (equivalent to RMB124.2 million) towards the Amended Purchase Price for Yingxuan Assets, and received the real estate and land use rights transferred from Yingxuan of the corresponding Purchase Price in the amount of approximately $11.7 million (RMB85.2 million). The remaining assets, valued at approximately $9.1 million (RMB 66.2 million), have not yet been transferred as of the filing date of this report. A remaining balance of approximately $3.7 million (RMB 27.2 million) is contractually payable only upon the completion of the transfer of legal titles for the remaining real estate and land use rights.

On December 21, 2022, Hongli Shandong entered into a loan agreement with Bank of Weifang, pursuant to which, Bank of Weifang agreed to loan Hongli Shandong for its Expansion Plan a principal amount of approximately $10.5 million (RMB70 million) with a fixed 35-month term and an annual interest rate of 6.8%. The Company paid off this loan without penalty on April 21, 2023.

In relation to the purchase of Yingxuan Assets, the Company is currently disposing of unnecessary assets in its old factory. On April 1, 2023, the Company entered into a final assets transfer agreement with Changle Youyi Plastic Technology Co., Ltd. (“Changle Youyi”), pursuant to which the Company would sell its old factory, including the land use right of one parcel of industrial land, factory buildings, machinery equipment and tools (collectively, the “Old Factory Assets”) for a total consideration of approximately RMB12.5 million (approximately $1.8 million, the “Sale Price for the Old Factory Assets”). To show sincerity for such purchase, Changle Youyi paid a security deposit of RMB10.0 million (approximately $1.4 million) in December 2022, and the amount was recorded as security deposit received for sales of assets on the Company’s balance sheet as of December 31, 2022. On May 9, 2023, the Company received the balance of the Sale Price for the Old Factory Assets and completed the assets title transfer to Changele Youyi. This transaction resulted in a net gain of $337,941 for the Company.

(ii)	Yingxuan production facilities.

There are four workshops inside the factory building that Hongli Shandong is purchasing from Yingxuan, for which we have certain manufacturing plans. The following table lists certain features, current manufacturing capacity and expected capacity of each workshop we have acquired or are in the process of acquiring from Yingxuan.

Work Shop No.	Size (square feet)	Production Line	Usage	Application in Industry	Costs (in millions)		Expected Completion Timeline/ Current Status	Expected Capacity upon Completion
1	105,379	Automatic welding production line	Structural welding production	Evacuation Agriculture	$1.79		Completed	20,000 Evacuation structural parts and 30,000 Agricultural structural parts
2	98,107	Cold roll formed steel profile line	Cold roll forming	Construction Transportation	$1.67		Completed	50,000 tons
3	164,419	Components of cabs	Machinery cabs	Evacuation Agriculture	$2.80	(1)	Completed	10,000 Evacuation machinery cabs and 10,000 Agricultural machinery cabs
4	171,690	Cold roll formed steel profile line	Cold roll forming	Construction and Transportation	$2.70		Completed	50,000 tons
Total	539,595	—	—	—	$8.96 (RMB65 M)		—	—

During the year 2022, Hongli Shandong has purchased a total of 147 pieces of facilities for these four workshops, for a total purchase price of $1.48 million (RMB10 million). Hongli Shandong has made full payments for those 147 pieces of the facilities as of December 31, 2024.

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

Expand Leading Market Positions

We believe that the leading market position and scale of the PRC operating entities are their most compelling competitive strengths. The PRC operating entities’ management team is focused on expanding market share, which they believe will generate operating leverage and improved financial performance. The PRC operating entities believe this can be accomplished through acquisitions and organic initiatives, including offering new products, serving additional end markets and increasing customer penetration and geographic coverage. As a part of the global sales layout of the PRC operating entities and to facilitate the relationship with the existing South Korean customers, Hongli Shandong designated two employees who speak Korean to constantly visit customers in South Korea to assist with logistics, advertisement, collecting or furnishing of information of the services and products of Hongli Shandong. Hongli Shandong also plans to open a new sales office in Wisconsin, U.S. to be supported with two local salesmen to develop local business in the U.S. However, this plan has been delayed or might even be postponed due to the impact of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Management of Hongli Shandong are currently evaluating the feasibility to open a sales office in the U.S. pending the development of COVID-19, travel restrictions, and the potential market opportunities in the U.S. Hongli Shandong currently has one independent contractor who works closely with Hongli Shandong to conduct market research and development in the U.S. market and respond to inquiry and quotes from potential U.S. customers. In May 2021, Hongli Shandong received an order from a customer in the U.S., for 600 units of D-shaped cold roll formed tubes which were delivered to such customer in November 2021. The long-term goal of the PRC operating entities is to become an independent custom-made profile supplier in the heavy machinery industry market, as well as construction industry in the U.S. As part of their business strategy, the PRC operating entities will also evaluate acquisition opportunities from time to time. In addition, in November 2021, Hongli Shandong has entered into a one-year cooperation agreement with Shengdai Shandong to produce and supply S-shaped plates and C-shaped profiles, the accessories of Shengdai Shandong products to be exported to Japan. Such cooperation agreement automatically extended to an additional one-year term after the expiration of the initial one-year term pursuant to the agreement. As of the date of this Annual Report, Hongli Shandong has provided 62,601 pieces of products to Shengdai Shandong.

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

Expand the Production Capacity of the PRC Operating Entities

The PRC operating entities intend to further expand their production capacity by purchasing a new facility in Economic Development Zone, Changle County, Weifang, Shandong, the same location as the current factories of Hongli Shandong, in order to cope with the anticipated increase in demand in the future. As of December 31, 2024, Hongli Shandong had purchased a total of 407 pieces of facilities for these workshops, for a total amount of approximately $3.2 million (RMB23.3 million). Hongli Shandong has made total payments of these facilities for $3.2 million (RMB23.3 million). The remaining payments balance is approximately $9,590 (RMB70,000) are expected to be fully paid by using Hongli Shandong’s working capital. For the additional phase of the new facility, the PRC operating entities expect to install more production lines. This will allow them to produce more of their products in-house rather than through third-party contractors, which they believe will help increase their profit margin overall and give them more control and better oversight over our production timeline.

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

Execute Pricing Strategy to Pass Through Underlying Costs

The PRC operating entities believe they have a track record of managing underlying commodity price exposure through their price negotiation, raw material procurement and inventory management program. In addition to managing underlying commodity prices, more recently they have had success in sharing transportation costs with their customers through their product pricing strategies. We believe there are opportunities to implement this pricing strategy for their other products as well.

Research and Development

The PRC operating entities maintain an internal dedicated engineering and technology team, consisting of design engineers who are responsible for die forming, process engineers who are responsible for production processes, university professors who are responsible for material properties, quality engineers who are responsible for production quality control, technical administrators who are responsible for projection development, and others who are responsible for process technology. As of May 5, 2025, the team of the PRC operating entities consisted of 29 full-time R&D personnel, which accounted for 17% of total employee headcounts. The PRC operating entities incurred R&D expenses of approximately $0.8 million, $1.0 million and $1.4 million during the fiscal years ended December 31, 2024, 2023 and 2022, respectively, which were included in the selling, general and administrative expenses in the statements of operations and comprehensive income for the for the corresponding fiscal years.

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

As of the date of this annual report, the PRC operating entities currently own 62 patents, including 55 registered utility patents and 7 invention patents, which are valuable and important assets for their operations.

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

Pursuant to the Patent Law of PRC, a patent is valid for a ten-year term for a utility model and a twenty-year term for an invention, respectively, starting from the registration date. The following is a list of our patents that have been authorized in PRC:

No.	Current Owner	Patent Name	Patent Number	Category	Registration Date
1	Hongli Shandong	A new hydraulic system of push bending machine	zl2016212539544	Utility Model	7/4/2017
2	Hongli Shandong	A new type of automatic shearing Butt Welder	zl2016212539493	Utility Model	7/4/2017
3	Hongli Shandong	A new type of step feeding device	zl2016212538700	Utility Model	7/4/2017
4	Hongli Shandong	An excavator in the cab with a cold forming profile	zl2016212539506	Utility Model	8/4/2017
5	Hongli Shandong	An improved transmission system for cold forming profile	zl2016212529152	Utility Model	8/18/2017
6	Hongli Shandong	A new type of push bending machine	zl2016212539559	Utility Model	7/4/2017
7	Hongli Shandong	A profile for excavator door frame	zl2019205793309	Utility Model	12/6/2019
8	Hongli Shandong	A profile for forklift truck cab door	zl2019205793347	Utility Model	12/6/2019
9	Hongli Shandong	A back post of an excavator cab	zl2019205793370	Utility Model	12/27/2019
10	Hongli Shandong	A profile for the front post of the cab of an excavator	zl2019205793366	Utility Model	12/27/2019
11	Hongli Shandong	A middle supporting column in the cab of an excavator	zl2019205793313	Utility Model	12/27/2019
12	Hongli Shandong	A profile for the framework of an excavator	zl2019205793296	Utility Model	12/27/2019
13	Hongli Shandong	A profile for the front column of the cab of a forklift truck	zl2019205793332	Utility Model	12/27/2019
14	Hongli Shandong	A profile for the front crossbeam on the top of a tractor cab	zl2019205793328	Utility Model	12/31/2019
15	Hongli Shandong	A special-shaped profile for front column of loader cab	zl2020225376679	Utility Model	11/6/2020
16	Hongli Shandong	A special-shaped profile for 14H excavator cab	zl2020226805544	Utility Model	11/19/2020
17	Hongli Shandong	A profile of V05 excavator cab	zl2020228145799	Utility Model	11/30/2020
18	Hongli Shandong	A profile structure of track machine cab	zl2020228145784	Utility Model	11/30/2020
19	Hongli Shandong	A profile structure of front column of forklift	zl2021201139036	Utility Model	1/16/2021
20	Hongli Shandong	A profile structure of straight out rear column of forklift	zl2021201139002	Utility Model	1/16/2021

No.	Current Owner	Patent Name	Patent Number	Category	Registration Date
21	Hongli Shandong	A special-shaped profile for door frame of loader cab and loader cab	zl2020228146170	Utility Model	11/30/2021
22	Hongli Shandong	A special-shaped structure of excavator side beam	zl2021201138993	Utility Model	1/16/2021
23	Hongli Shandong	A special-shaped profile for the right front leg of a forklift	zl2021201139021	Utility Model	1/16/2021
24	Hongli Shandong	A type of road machinery profile	ZL2022232244264	Utility Model	3/7/2023
25	Hongli Shandong	A type of side S-type plate for construction machinery	ZL2022232902235	Utility Model	3/7/2023
26	Hongli Shandong	A type of agricultural machinery cab profile	ZL2022232234991	Utility Model	6/9/2023
27	Hongli Shandong	A type of panoramic cab profile structure for road machinery	ZL2023202771520	Utility Model	8/1/2023
28	Hongli Shandong	A type of rail structure for subway door	ZL2023202771516	Utility Model	8/1/2023
29	Hongli Shandong	A type of new anti-roll column structure	ZL2023202771427	Utility Model	11/10/2023
30	Hongli Shandong	A type of bracket structure for rice machine	ZL202320277154X	Utility Model	1/16/2024
31	Hongli Shandong	A type of cab profile for rice machine	ZL2023204901590	Utility Model	7/21/2023
32	Hongli Shandong	A type of frame structure for construction machinery	ZL2023204901567	Utility Model	7/7/2023
33	Hongli Shandong	A type of electric vehicle battery pack profile structure	ZL2023204901514	Utility Model	7/7/2023
34	Hongli Shandong	A type of new energy construction machinery cab profile	ZL202223366020X	Utility Model	3/7/2023
35	Hongli Shandong	A type of road machinery cab skeleton structure	ZL2023205034225	Utility Model	8/1/2023
36	Hongli Shandong	A type of new shaped steel pipe	ZL2023222139533	Utility Model	1/22/2024
37	Hongli Shandong	A type of steel pipe internal polishing device	ZL2023221433638	Utility Model	1/19/2024
38	Hongli Shandong	A type of descaling device for steel pipe processing	ZL2023223894709	Utility Model	3/29/2024
39	Hongli Shandong	A type of steel pipe automatic packing device	ZL2023221433623	Utility Model	4/9/2024
40	Hongli Shandong	A type of steel pipe oiling treatment equipment	ZL2023222934164	Utility Model	3/26/2024
41	Hongli Shandong	A type of seamless steel pipe perforation processing equipment	ZL2023223893918	Utility Model	4/5/2024
42	Hongli Shandong	A type of skid steer loader cab door frame	ZL202322500650X	Utility Model	3/22/2024
43	Hongli Shandong	A type of steel pipe cutting machine	ZL2023225205151	Utility Model	05/10/2024
44	Hongli Shandong	A type of steel pipe positioning mechanism	ZL2023226077697	Utility Model	06/07/2024
45	Hongli Shandong	A type of automatic stacking device for special-shaped steel pipes	ZL2023226645765	Utility Model	06/25/2024
46	Hongli Shandong	A type of weld seam inspection device for special-shaped steel pipes	ZL2023226796093	Utility Model	05/03/2024
47	Hongli Shandong	A type of skid steer loader cab door frame	ZL202322500650X	Utility Model	03/22/2024
48	Hongli Shandong	A type of skid steer loader cab door frame	ZL2023225004260	Utility Model	03/16/2024
49	Hongli Shandong	A type of right-side frame for skid steer loader cab	ZL2023225004311	Utility Model	03/15/2024
50	Hongli Shandong	A type of pillar profile for skid steer loader cab	ZL2024207992609	Utility Model	12/13/2024
51	Hongli Shandong	A type of special-shaped pickled steel plate	ZL2024207601484	Utility Model	12/13/2024
52	Hongli Shandong	A type of special-shaped tube for skid steer loader cab	ZL2024207601499	Utility Model	12/13/2024
53	Hongli Shandong	A type of cross-sectional structure of the right-side frame of loader cab	ZL2024206967050	Utility Model	12/13/2024
54	Hongli Shandong	A type of hollow frame cross-section structure for pickled steel plates	ZL2024206967065	Utility Model	12/13/2024
55	Hongli Shandong	A type of special-shaped tube for skid steer loader cab pillar	ZL2024206967597	Utility Model	12/13/2024
56	Hongli Shandong	A repair treatment method of cold roll-forming profile	zl2020114281114	Invention	12/9/2020
57	Hongli Shandong	A fine machining method for reducing profile production and manufacturing	zl2021104365103	Invention	4/22/2021
58	Hongli Shandong	A type of stamping equipment for the production and processing of reducer pipe	2023109870377	Invention	10/27/2023
59	Hongli Shandong	A type of profiled steel pipe forming mold for easy replacement	ZL2023112128819	Invention	12/26/2023
60	Hongli Shandong	A type of profiled steel pipe forming and positioning structure	ZL2023111878254	Invention	12/12/2023
61	Hongli Shandong	A type of automatic push-bending molding machine	ZL2023115946119	Invention	2/13/2023
62	Hongli Shandong	A type of profiled steel pipe polishing device	ZL2023115946392	Invention	2/23/2023

Facilities

The headquarters and executive office of the PRC operating entities are located in Weifang, China. On September 14, 2022, Hongli Shandong obtained the property ownership certificates for Yingxuan Assets, which are located at 777 Dayi Road, Building 1, 2, 3, and 4, Changle County, Weifang, Shandong, for approximately 70,186 square meters (755,476 square feet). For more information, see “Our Business Overview — Expansion Plan.”

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

On June 20, 2001, Hongli Shandong changed its name to Changle Hongli Steel Tube Co., Ltd.

On March 28, 2005, Hongli Shandong increased its registered capital to RMB4.8 million, or approximately $0.58 million. Yuanqing Liu, Ronglan Sun, and Li Liu contributed 40%, 30%, and 30% equity interest, respectively. Hongli Shandong changed its name to Shandong Changle Hongli Steel Tube Co., Ltd.

On November 3, 2010, Hongli Shandong increased its registered capital to RMB5million, or approximately $0.61 million. Yuanqing Liu, Ronglan Sun, and Jie Liu contributed 40%, 30%, and 30% equity interest, respectively.

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

On February 9, 2021, Hongli Cayman was incorporated in the Cayman Islands as an exempted company with limited liability. One Ordinary Share of par value US$0.0001 was issued to the Cayman Islands incorporation agent upon Hongli Cayman’s incorporation, which on February 9, 2021 was transferred to Hongli Development Limited, or Hongli Development, a British Virgin Islands company, owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, three founders of the Company at the same time as a further 97 Ordinary Shares were issued to Hongli Development at par value, and 3 Ordinary Shares were issued at par value to Hongli Technology Limited, or Hongli Technology, a British Virgin Islands company, 100% owned by Haining Wang. Hongli Cayman and Hongli HK were established as the holding companies of Hongli WFOE.

We were advised by our PRC counsel that our holding company, its subsidiaries, and the PRC operating entities, are not required to obtain permission or approval from PRC authorities or agencies to list on the U.S. exchange markets, because the PRC operating entities’ fall outside the sectors subject to key restrictions by the PRC government.

On March 28, 2022, we issued an aggregate of 17,999,900 Ordinary Shares at par value to the then current shareholders of the Company, the issuance of which are equivalent to a forward split at a ratio of 180,000-for-1. On September 13, 2022, the then current shareholders of the Company surrendered 1,500,000 Ordinary Shares in total, of which Hongli Development surrendered 1,455,000 Ordinary Shares and Hongli Technology surrendered 45,000 Ordinary Shares, respectively. On December 1, 2022, Hongli Development surrendered 6,500,000 Ordinary Shares.

On March 31, 2023, the Company consummated its initial public offering (the “IPO”) of 2,062,500 Ordinary Shares, par value $0.0001 per share (the Ordinary Shares sold in the IPO is hereafter referred as the “IPO Shares”). The IPO Shares were priced at $4.00 per share, and the IPO was conducted on a firm commitment basis. The Ordinary Shares commenced trading under the symbol “HLP” on March 29, 2023.

On May 2, 2023, upon the underwriter’s exercise of the over-allotment option in full, the Company sold 309,375 ordinary shares at a price of $4.00 per share accordingly.

On December 13, 2023, Hongli Technology surrendered 133,125 Ordinary Shares to Hongli Cayman. Hongli Technology has sold all of its remaining Ordinary Shares on the open market and is no longer a shareholder of the Company. As of May 5, 2025 and December 31, 2024, we have 73,438,750 and 73,438,750 Ordinary Shares issued and outstanding as of the date hereof, of which Hongli Development holds 6,787,517 Ordinary Shares.

Corporate Structure

The following chart summarizes our corporate legal structure and identifies our subsidiaries and the PRC operating entities as of the date of this Annual Report.

13 Minority Share Holders
Betty Chen Limited
Hongli Development Limited
Well Fancy Development Limited
Public Shareholders
55.667%
9.804%
9.242%
8.238%
17.159%
Equity Interests
Contractual Interests
Hongli Group Inc. (Cayman Islands)
Cayman Islands
100%
Hongli Hong Kong Limited (Hong Kong)
Hong Kong
100%
Outside PRC
Inside PRC
Shandong Xianfeng Heavy Industry Co., Ltd
PRC (WOEF)
VIE Control
Shandong Hongli Special Section Tube Co., Ltd.
PRC (VIE)
30%
Ronglan Sun
30%
Jie Liu
40%
Yuanqing Liu
97%
100%
70%
Beijing Haozhen Heavy Industry Technology Company Limited
Shandong Maituo Heavy Industry Company Limited
Shandong Haozhen Heavy Industry Technology Company Limited

*	Mr. Yuangqing Liu is the initial founder of the Company and the father of Mr. Jie Liu and Ms. Ronglan Sun is the spouse of Mr. Yuangqing Liu and the mother of Mr. Jie Liu. Mr. Yuangqing Liu and Ms. Ronglan Sun have granted their proxy to Mr. Jie Liu to vote their shares in Hongli Development for all corporate transactions requiring shareholders’ approval and Mr. Jie Liu as such may be deemed to have sole voting and investment discretion with respect to the Ordinary Shares held by Hongli Development.

Name		Background	Ownership
Hongli Development Limited	● ● ●	A British Virgin Islands company Incorporated on February 8, 2021 A holding company	Owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, the founders of Hongli Shandong

Hongli Hong Kong Limited	● ● ●	A Hong Kong company Incorporated on March 5, 2021 A holding company	100% owned by Hongli Cayman

Shandong Xiangfeng Heavy Industry Co., Ltd.	● ● ● ●	A PRC company and deemed a wholly foreign owned enterprise (“Hongli WFOE”) Incorporated on April 8, 2021 Registered capital of $30,000,000 A holding company	100% owned by Hongli HK

Shandong Hongli Special Section Tube Co., Ltd.	● ● ● ●

A PRC limited liability company

Incorporated on September 13, 1999

Registered capital of $764,783 (RMB5 million)

Engage in production and sales of steel profile product; import and export business of mechanical processing, sales and above products (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments.

VIE of Hongli WFOE

Beijing Haozhen Heavy Industry Technology Co., Ltd.	● ● ● ●

A PRC limited liability company

Incorporated on February 4, 2021

Registered capital of $152,957 (RMB1 million)

Engage in technology development, technology promotion, technology transfer, technology consulting, technical services; product design; model design; sales of self-developed products, metal materials, metal products, non-metal ore, metal ore, building materials; import and export of goods.

97% owned by Hongli Shandong

Shandong Maituo Heavy Industry Co., Ltd.	● ● ● ●

A PRC limited liability company

Incorporated on May 23, 2019

Registered capital of $5,812,353 (RMB38 million)

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

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to a negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

After the completion of the private placement offering of 60,000,000 Ordinary Shares of the Company on December 5, 2024, we submitted a CSRC filing for correspondence on December 11, 2024 and later submitted a formal CSRC filing on January 2, 2025. As of the date of this report, the CSRC filing is still under review by CSRC.

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

With more than 20 years of operating history, the PRC operating entities have developed customers in more than 30 cities in China and a global network covering South Korea, Japan, the U.S., and Sweden. The customers of the PRC operating entities include large corporations and international enterprises such as Weichai LOVOL Heavy Industry Co. Ltd. (“LOVOL”), SUNGJIN TECH CO., LTD (“South Korean VOLVO”), XCMG Group., Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”), and new customers associated with Katsushiro Machinery Co., Ltd. (“Japan Katsushiro”). Most of the customers of the PRC operating entities have been with us for an average of 10 years. As of December 31, 2024, our key customers have increased their order volumes with the PRC operating entities. The Company continues to maintain strong and growing business relationships with several subsidiaries of XCMG, including XCMG Loader Co., Ltd., XCMG Road Machinery Co., Ltd., XCMG Agricultural Machinery Co., Ltd., and XCMG Forklift Co., Ltd., with a steady increase in order volume.

Recent Factors Affecting Our Results of Operations

As Hongli Cayman has consolidated the financial results of PRC operating entities under the Contractual Arrangements, we believe the following key factors affect our financial condition and results of operations:

Fluctuations in Prices of Steel — The main raw material of the PRC operating entities’ products is steel. Fluctuations in steel prices can lead to volatility in the pricing of their products, which influences the buying patterns of their customers. Because the cost of raw materials represents over half of our total cost of sales, higher or lower cost steel affects our gross margins. Increases in the market price of steel typically enable us to raise our selling prices. For instance, as a result of significant increase in steel prices during fiscal year 2021, the price of the steel that the PRC operating entities purchased during the fiscal year 2021 was increased by approximately 28%. We implemented operating strategies on both the sale-side and cost-side to mitigate the negative impact of the fluctuation in steel prices. The PRC operating entities entered into framework agreements with their customers. As the PRC operating entities produce customized products based on the customers’ demands, the PRC operating entities will negotiate price and number of products with their customers when a specific order is placed under the framework agreements based on the then market conditions. Once an order is placed, the price and number of products will not change. On the cost side, the PRC operating entities limit the purchasing cost of their steel material by placing orders to purchase steel material in customized length, which is shorter than the standardized length. The lesser usage of steel in producing the customized steel material leads to a lower purchase cost. In addition, the PRC operating entities have been constantly improving their production process which ultimately reduces the amount of steel material used. We and the PRC operating entities are able to contain the overall negative impact of the operation of the PRC operating entities due to the significant increase in steel price in 2021 to be within 5% as a result of their operating strategy. Despite the significant increase in steel price in 2021, the market demands for cold roll formed steel profile remain strong and the PRC operating entities have received more orders from customers in 2021 as compared to 2020. In 2022, the steel price began to fall, and the average steel price in 2022 in Shanghai, China, the city where the PRC operating entities’ major supplier Shanghai Wanhe is located, was approximately $634 (RMB4,564) per ton, which was 16% lower than the average price in the period of last year. The steel prices continued to fall in 2023 and 2024, and the average steel price in 2023 and 2024 were approximately $652 (RMB4,616) per ton and $603 (RMB4,336) per ton, respectively, in Shanghai, China, the city where the PRC operating entities’ major supplier Shanghai Wanhe is located, which were 15% and 6% lower than the average price, respectively. During the year 2024, the overall steel price decreased by 8% from 2023. (Source: www.zgw.com). It is hard to predict the steel price given the current market condition and the impact by COVID-19, however, we do not think that the regular fluctuation of steel price will have a material impact on our results of operations or liquidity due to the operating strategies on the sales-side and cost-side discussed above. Nevertheless, we cannot assure you that in the future, the market will be stabilized or drive the steel price up significantly to the extent that our operating strategy may not be able to successfully mitigate such impact and we and the PRC operating entities will continue monitoring market trends and adjust the operating strategies as needed. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of equipment, transportation and labor.

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

Revenue

Our revenue is primarily derived from the sale of various cold roll-formed steel profiles, including agricultural machinery cab assemblies, construction machinery cab assemblies, excavator cab assemblies, and special-shaped steel pipes. Our revenue primarily depends on the PRC operating entities’ ability to maintain relationships with key customers such as LOVOL, South Korean VOLVO, and XCMG, as well as to develop new customer relationships. Revenue is also influenced by market competition, overall economic conditions, pricing strategies, inflationary pressures, and fluctuations in foreign exchange rates. ..

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

The COVID-19 Pandemic

Our PRC operating entities resumed normal level of operations in February 2023, and we have gradually recovered from the effects of COVID-19. The PRC operating entities have resumed their efforts on developing offshore markets including planning to open a sales office in the U.S. However, this plan has been delayed or might even be postponed due to ongoing geopolitical tensions around the world,which may have a material adverse effect on our business, financial condition, and results of operations. Management of Hongli Shandong are currently evaluating the feasibility to open a sales office in the U.S. pending the development of potential market opportunities in the U.S.

Results of Operations

We, a Cayman Islands holding company, do not conduct any substantive operations of our own, rather, we consolidate financial results of the VIE through the Contractual Arrangement.

For the Years Ended December 31, 2024 and 2023

The following table summarizes the results of our operations for the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year Ended December 31, 2024	Year Ended December 31, 2023	Amount Increase (Decrease)	% Increase (Decrease)
Revenues, net	$14,105,620	$15,997,954	$(1,892,334)	-11.83%
Cost of revenues	9,585,873	10,752,114	(1,166,241)	-10.85%
Gross profit	4,519,747	5,245,840	(726,093)	-13.84%
Operating expenses
Selling expenses	564,964	631,361	(66,397)	-10.52%
Research and development	818,315	962,963	(144,648)	-15.02%
Share-based compensation	1,968,000	-	1,968,000	100%
Other G&A expenses	2,751,764	2,631,081	120,683	4.59%
Total operating expenses	6,103,043	4,225,405	1,877,638	44.44%
(Loss) Income from operation	(1,583,296)	1,020,435	(2,603,731)	-255.16%

Other income and (expenses)
Other income	185,299	591,440	(406,141)	-68.67%
Interest and financing expenses, net	(466,386)	(631,558)	(165,172)	-26.15%
Other expenses	(8,860)	(47,855)	38,995	-81.49%
Total other income and (expenses), net	(289,947)	(87,973)	(201,974)	229.59%
(Loss) income before income taxes	(1,873,243)	932,462	(2,805,705)	-300.89%
income tax expense	8,392	67,740	(59,348)	-87.61%
Net (loss) income	$(1,881,635)	$864,722	$(2,746,357)	-317.60%

Gross margin rate	32.0%	32.8%	-0.8%	-2.4%

Revenue

We derive revenues from sales of products in the domestic and overseas markets. The following table presents our revenues by geographical regions.

	For the Years Ended December 31,
	2024		2023
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$12,196,548	86.5%	$12,117,240	75.7%	$79,308	0.7%
International	$1,909,072	13.5%	$3,880,714	24.3%	$(1,971,642)	(50.8)%
Total	$14,105,620	100%	$15,997,954	100%	$(1,892,334)	(11.8)%

In 2024, Chinese manufacturers faced a series of significant challenges, particularly an economic slowdown triggered by weakening global demand. These factors adversely affected our revenue performance. For the year ended December 31, 2024, our total revenues declined by approximately $1.9 million, or 12%, to $14.1 million, compared to $16.0 million for the year ended December 31, 2023.

The decrease was primarily driven by a reduction in international sales, which fell by approximately $2.0 million to $1.9 million in 2024, from $3.9 million in 2023, mainly due to decreased orders from our overseas customers. In contrast, domestic sales remained stable, reaching $12.2 million in 2024, an increase of $0.1 million, or 0.7%, from $12.1 million in the prior year.

Cost of revenues

Our cost of revenues consists primarily of expenses incurred to manufacture our products, including the cost of raw materials, direct labor, and depreciation of production machinery and equipment. For the year ended December 31, 2024, the cost of revenues decreased by approximately $1.2 million, or 11%, compared to the same period in 2023. This decrease was generally in line with the decline in total revenues.

Gross profit

Our gross profit was approximately $4.5 million in 2024, representing a decrease of $0.7 million, or 14%, compared to $5.2 million in 2023. As a percentage of revenues, our gross margin declined to 32.0% in 2024 from 32.8% in 2023, a decrease of 0.8 percentage points or representing a 2.4% relative decrease.

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

SG&A expenses were approximately $6.1 million for the year ended December 31, 2024, representing an increase of $1.9 million, or 44%, compared to $4.2 million in 2023. The increase was primarily driven by $2.0 million in share-based compensation recognized in 2024. On May 7, 2024, the Company issued 1,200,000 Ordinary Shares to three employees as part of their 2024 compensation packages. The Ordinary Shares were valued at $1.64 per share, based on the closing market price on May 6, 2024, resulting in $1,968,000 recognized as share-based compensation expense during the year.

Sales and marketing expenses

Our sales and marketing expenses primarily consist of salaries and related employee benefits for sales and marketing personnel, as well as shipping and handling costs, port and customs clearance fees, storage expenses, promotional and marketing expenditures, and other costs associated with sales and marketing activities. For the year ended December 31, 2024, sales and marketing expenses were approximately $0.56 million, representing a decrease of $0.07 million, or 11%, compared to $0.63 million in 2023. The decrease was generally in line with the decline in sales during 2024.

Research and development (“R&D”) expenses

Substantially all research and development (R&D) costs reflect the Company’s efforts in product development activities. In response to the slowdown in the construction machinery market, the Company reduced its R&D spending accordingly. In 2024, R&D expenses were approximately $0.82 million, representing a decrease of $0.14 million, or 15%, compared to $0.96 million in 2023. The Company plans to increase R&D investment as needed in the future to support the development of new products.

Other General and administrative expenses

Our other general and administrative (G&A) expenses primarily consist of salaries and employee benefits, repair and maintenance, professional services, depreciation and amortization, travel, entertainment, and office supplies. In 2024, other G&A expenses were approximately $2.75 million, an increase of $0.12 million, or 5%, compared to $2.63 million in 2023. The increase was mainly attributable to a $0.06 million rise in depreciation and amortization expenses, driven by new buildings placed into operation and increased allocation of depreciation. Additionally, transportation expenses increased by $0.04 million in 2024, contributing to the overall rise.

Interest and financing expenses, net

Interest and financing expenses, net primarily consist of interest expenses on loans, finance leases, and other financial liabilities, as well as expenses related to the discounting of notes receivable prior to maturity, net of insignificant interest income. Interest and financing expenses, net were approximately $466,000 in 2024, a decrease of $165,000, or 26%, compared to approximately $632,000 in 2023. The decrease was mainly attributable to lower interest expenses in 2024, as the Company refinanced its short-term loans at more favorable interest rates. The weighted average interest rate on short-term loans was 4.35% in 2024, compared to 5.70% in 2023.

Other income

Other income primarily consists of proceeds from the sale of scrapped materials, government subsidies, foreign currency exchange gains or losses, gains or losses on the disposal of property and equipment, and other miscellaneous items. In 2024, the Company recorded other income of approximately $185,000, representing a decrease of $406,000, or 69%, compared to $591,000 in 2023. The decrease was mainly due to a loss of approximately $106,000 on the disposal of equipment in 2024, compared to a gain of approximately $339,000 recognized in 2023 from similar transactions.

Total Other Income and Expenses, Net

Total other income and expenses, net, amounted to a net expense of approximately $290,000 in 2024, an increase of $202,000, or 230%, compared to $88,000 in 2023. This increase was primarily attributable to the changes in interest and financial expenses, net and other income, as discussed in the respective sections above.

(Loss) income before income taxes

Our loss before income taxes was approximately $1.9 million for the year ended December 31, 2024, representing a decrease of approximately $2.8 million compared to income before income taxes of approximately $0.9 million in 2023. This decline was primarily attributable to a decrease in sales, the recognition of non-cash share-based compensation, and other factors discussed in the sections above.

Income tax expense

Income tax consisted of the following:

	For the Years Ended December 31,
	2024	2023
Current tax provision	$39,615	$92,869
Deferred tax provision (benefit)	(31,223)	(25,129)
Income tax expense	$8,392	$67,740

For the year ended December 31, 2024, the Company recorded a current tax provision of approximately $39,615 and a deferred tax benefit of $31,223, resulting in a net income tax expense of $8,392. In comparison, for the year ended December 31, 2023, the Company recorded a current tax provision of approximately $92,869 and a deferred tax benefit of $25,129, resulting in a total income tax expense of $67,740.

Net Income (Loss)

As a result of the foregoing, we reported a net loss of approximately $1.9 million, or $0.11 per basic and diluted share, for the year ended December 31, 2024, compared to net income of approximately $0.9 million, or $0.07 per basic and diluted share, for the same period in 2023.

Foreign Currency Translation

Our principal country of operations is the PRC. The financial position and results of our operations are determined by using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

The spot exchange rate of the U.S. Dollar against the RMB increased to 7.2993 as of December 31, 2024, compared to 7.0999 as of December 31, 2023. The average exchange rate for the year ended December 31, 2024, also increased to 7.1957, from 7.0809 in 2023. As a result of these foreign currency exchange rate fluctuations, we recorded a foreign currency translation adjustment loss of approximately $701,000 in other comprehensive loss for the year ended December 31, 2024, compared to a foreign currency translation adjustment loss of approximately $660,000 in other comprehensive income for the year ended December 31, 2023.

Comprehensive Income

Our comprehensive loss was approximately $2.6 million for the year ended December 31, 2024, compared to comprehensive income of approximately $0.2 million for the year ended December 31, 2023.

For the Years Ended December 31, 2023 and 2022

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year Ended December 31, 2023	Year Ended December 31, 2022	Amount Increase (Decrease)	% Increase (Decrease)
Revenues, net	$15,997,954	$20,283,245	$(4,285,291)	(21.13)%
Cost of revenues	10,752,114	13,274,752	(2,522,638)	(19.00)%
Gross profit	5,245,840	7,008,493	(1,762,653)	(25.15)%
Operating expenses
Selling, general and administrative	4,225,405	4,087,171	138,234	3.38%
Total operating expenses	4,225,405	4,087,171	138,214	3.38%

Income from operations	1,020,435	2,921,322	(1,900,887)	(65.07)%

Other income (expenses)
Other income	591,440	601,071	9,631	1.60%
Interest and financing expenses, net	(631,558)	(244,005)	(387,553)	158.83%
Other expenses	(47,855)	(65,956)	18,101	(27.44)%
Total other income (expenses), net	(87,973)	291,110	(379,083)	(130.22)%
Income before income taxes	932,462	3,212,432	(2,279,970)	(70.97)%
Income tax expense	67,740	280,069	(212,329)	(75.81)%
Net income	$864,722	$2,932,363	$(2,067,641)	(70.51)%

Revenue

We derive revenues from sales of products in the domestic and overseas markets. The following table presents our revenues by geographical regions.

	For the Years Ended December 31,
	2023		2022
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$12,117,240	75.74%	$15,285,549	75.36%	$(3,168,309)	(20.73)%
Overseas	3,880,714	24.26%	4,997,696	24.64%	(1,116,982)	(22.35)%
Total	$15,997,954	100%	$20,283,245	100%	$(4,285,291)	(21.13)%

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

Gross profit

Our gross profit decreased by approximately $1.8 million, or 25%, to approximately $5.2 million for the year ended December 31, 2023 from approximately $7.0 million for the year ended December 31, 2022. As a percentage of revenues, our gross margin decreased to 32.8% for the year ended December 31, 2023 from 34.6% for the year ended December 31, 2022, which resulted from the decrease in the selling price of our products.

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

Other income, Net

Other income, net was primarily comprised of income from sale of scrapped materials, government subsidies, gain or loss on sale of properties, gain or loss recognized from foreign currency transactions and others, which decreased by approximately $9,600 or 1.6% from approximately $601,000 for the year ended December 31, 2022 to approximately $591,000 for the year ended December 31, 2023.

Interest and financing expenses, net

Interest and financing expenses, net primarily comprised of interest expenses on loans, finance leases and financial liabilities, as well as expenses related to the discounting our notes receivable prior to their maturity, net of insignificant interest income. Interest and financing expenses, net increased by approximately $388,000 or 159% from approximately $244,000 for the year ended December 31, 2022 to approximately $632,000 for the year ended December 31, 2023. The increase in interest and financing expenses, net was mainly due to an increase in interest expense in 2023. Interest expense amounted to approximately $606,000, an increase of $271,000, or 81%, compared to the interest expense of $335,000 in 2022.

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

The spot rate of U.S. Dollar against RMB increased to 7.0999 as of December 31, 2023 from 6.8983 as of December 31, 2022; the average rate increased to 7.0809 for the year ended December 31, 2023 from 6.7299 for the year ended December 31, 2022. As a result of these foreign currency exchange rate fluctuations in the foreign currency exchange rate, we have recognized a foreign currency translation adjustment loss of approximately $660,000 in other comprehensive income (loss) for the year ended December 31, 2023, which resulted from currency translation adjustments, compared to a foreign currency translation adjustment loss of approximately $946,000 in other comprehensive income (loss) for the year ended December 31, 2022.

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

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. GAAP and with the rules and regulations of the SEC.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All significant inter-company transactions and balances between the Company, its subsidiaries and VIE have been eliminated upon consolidation.

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

The Company’s revenue is principally derived from sales of products in domestic and overseas markets. Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the products has been transferred to the customers, which generally occurs upon shipment for overseas customers and acceptance for domestic customers based on the terms of the sales contracts.

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for selling products to customers. The Company does not offer or agree on terms that result in variable consideration during the periods presented. Amounts billed and due from customers are short-term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due. The Company does not grant payment terms greater than one year. Additionally, the Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

The Company does not have any contract assets. Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2024 and 2023, the Company recorded contract liabilities, included in accrued expenses and other payables, of $219,933 and $178,135, respectively. The Company recognized $24,484, $45,800 and $124,687 of beginning contract liabilities as revenue for the years ended December 31, 2024, 2023 and 2022, respectively. The Company is expected to recognize the December 31, 2024’s ending contract liabilities of $219,933 in the next twelve months ending December 31, 2025 as revenues.

The Company’s net revenue segregated by geographic regions is as follows:

	For the Years Ending December 31,
	2024	2023	2022
PRC	$12,196,548	$12,117,240	$15,285,549
Overseas	1,909,072	3,880,714	4,997,696
Total	$14,105,620	$15,997,954	$20,283,245

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventory write-down and reserves, useful lives of property, plant and equipment and intangible assets, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

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

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred. Gain (loss) from foreign currency transactions recognized and included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2024, 2023 and 2022 amounted to $31,407, $54,076 and $197,000, respectively.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31,	December 31,	December 31,
1 US$ = RMB	2024	2023	2022
Spot rate	7.2993	7.0999	6.8983
Average rate	7.1957	7.0809	6.7299

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued and assesses the impacts on the Company’s consolidated financial position and/or results of operations.

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU requires public entities to disclose significant segment expense categories and other information used by the Chief Operating Decision Maker (CODM) in assessing segment performance, even if the entity has only one reportable segment. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024 and for its interim periods beginning January 1, 2025. The Company adopted ASU 2023-07 on January 1, 2024. Adoption of the ASU did not affect the determination of the Company’s operating or reportable segments. However, it resulted in expanded disclosures regarding significant expense categories regularly reviewed by the CODM. These disclosures are included in Note 19 – Segment Reporting to the consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 largely follows the proposed ASU issued earlier in 2023 with several important modifications and clarifications. Key features of ASU 2023-09 include: rate reconciliation disclosures, disaggregate income taxes paid by federal, state, and foreign jurisdictions, and removes the need for certain disclosures previously required. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later; early adoption is permitted. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The adoption of ASU 2023-09 is not expected to have a material impact on the Company’s consolidated financial statements and disclosures.

On November 4, 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The DISE does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. DISE is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements and disclosures.

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

In order for us to pay dividends to our shareholders, we will rely on payments made from Hongli Shandong to Hongli WFOE, pursuant to Contractual Arrangements between them, and the distribution of such payments to Hongli HK as dividends from Hongli WFOE. Certain payments from the VIE, Hongli Shandong, to Hongli WFOE are subject to PRC taxes, including VAT.

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

Following the completion of the IPO, all net proceeds of approximately $8.4 million—including the exercise of over-allotment options—were transferred from Hongli Cayman to Hongli HK, and subsequently from Hongli HK to the wholly foreign-owned enterprise (“WOFE”). The WOFE loaned a total of $8.1 million (RMB57.7 million, based on the 2023 exchange rate) to Hongli Shandong through an entrusted loan arrangement with Weifang Bank. Hongli Shandong utilized these proceeds to repay a portion of a $10.5 million (RMB70 million, based on the 2023 exchange rate) bank loan.

On November 13, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”) for a private placement offering, pursuant to which the Company agreed to sell and issue 60,000,000 ordinary shares, par value $0.0001 per share, at a purchase price of $0.55 per share, for an aggregate purchase price of $33,000,000. The transaction closed on December 5, 2024. Upon closing, the Company issued 60,000,000 ordinary shares to the Purchasers and received gross proceeds of RMB239,984,300, equivalent to $33,000,000. The ordinary shares issued in this transaction were offered and sold in reliance on the exemption from registration provided by Rule 903 of Regulation S under the Securities Act of 1933, as amended. The 60,000,000 new Ordinary Shares were registered for resale under the Company’s registration statement on Form F-3 (File No. 333-284050), initially filed with the U.S. Securities and Exchange Commission on December 5, 2024 and declared effective on February 4, 2025.

As of December 31, 2024, we had cash and cash equivalents of approximately $0.9 million, and our current assets were approximately $11.9 million, and our current liabilities were approximately $8.2 million. Total shareholders’ equity as of December 31, 2024 was approximately $53.5 million. As of December 31, 2023, we had cash and cash equivalents of approximately $0.8 million, and our current assets were approximately $11.0 million, and our current liabilities were approximately $7.7 million. Total shareholders’ equity as of December 31, 2023 was approximately $21.1 million. Substantially all of our current operations are conducted in the PRC and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. Substantially all of our cash and cash equivalents were held by the Company in the PRC.

In assessing our liquidity, we monitor and analyze our cash on hand and held in the bank, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings, additional capital contributions from shareholders, as well as the proceeds we received from the IPO. For the years ended December 31, 2024, we had used $0.4 million in operating activities. For years ended December 31, 2023 and 2022, we generated positive cash flow of approximately $0.9 million, and $2.5 million from operating activities. Our working capital requirements are affected by the efficiency of the PRC operating entities’ operations, the numerical volume and dollar value of their sales contracts, the progress or execution on their customer contracts, and the timing of accounts receivable collections. Historically, the PRC operating entities had been using their historical funds to optimize our sales and production and the PRC operating entities had been generating positive cash flows from their business for their ordinary course of operations. In order to further grow and expand the business, the PRC operating entities are seeking bank loans and equity financing to fund and execute their Expansion Plan, and there can be no assurance that the PRC operating entities will possess or be able to secure the bank loans to meet these payment obligations under the Expansion Plan when they become due. See “Risk Factors — Our indebtedness to lenders and other creditors is significant and if we encounter demands for payment that we cannot meet, it could have adverse consequences for our business and future prospects.”

The following table sets forth summary of our cash flows for the periods indicated:

	2024	2023	2022
Net cash (used in) provided by operating activities	$(414,034)	$884,917	$2,493,024
Net cash used in investing activities	(33,311,809)	(2,253,634)	(11,670,592)
Net cash provided by financing activities	33,508,577	382,094	10,841,222
Net increase (decrease) in cash and cash equivalents	109,117	(1,298,370)	1,582,577
Cash, cash equivalents and restricted cash at beginning of the year	815,669	2,114,039	531,462
Cash, cash equivalents and restricted cash at end of the year	$924,786	$815,669	$2,114,039

Operating Activities

Net cash used in operating activities was approximately $0.4 million for the year ended December 31, 2024. This amount included a net loss of approximately $1.9 million, adjusted for non-cash items totaling approximately $3.0 million, and negative changes in operating assets and liabilities of approximately $1.5 million. The unfavorable changes in working capital were primarily due to an increase in prepaid expenses of $1.1 million, an increase in inventory of $0.4 million, and an increase in notes receivable of $0.4 million. These negative impacts were partially offset by an increase in accounts payable and accrued expenses of $0.3 million, along with other minor changes.

For the year ended December 31, 2023, net cash provided by operating activities was approximately $0.9 million, including net income of approximately $0.9 million, adjusted for non-cash items of approximately $0.7 million and negative changes in operating assets and liabilities of approximately $2.2 million and positive changes of $1.5 million. The negative changes in operating assets and liabilities mainly included an increase in prepaid expenses of $0.1 million, a decrease in accounts payable, accrued expenses and income tax payable of $2.0 million. The positive changes in operating assets and liabilities mainly included a decrease of accounts receivable of approximately $1.2 million, a decrease in notes receivable of approximately $0.06 million, a decrease in inventory of $0.2 million, and a decrease in due from related parties of $0.1 million.

For the year ended December 31, 2022, net cash provided by operating activities was approximately $2.5 million, including net income of approximately $2.9 million, adjusted for non-cash items of approximately $0.7 million and negative changes in operating assets and liabilities of approximately $1.1 million. The changes in operating assets and liabilities mainly included an increase in accounts receivable of approximately $2.9 million, a decrease in notes receivable of approximately $0.5 million, an increase in accounts payable of approximately $0.5 million and an increase in accrued expenses and other payables of approximately $0.3 million.

Investing Activities

Net cash used in investing activities was approximately $33.3 million for the year ended December 31, 2024. During the year, the Company paid $33.4 million as a deposit for investment in joint venture, prepaid approximately $0.3 million for the acquisition of the Yingxuan Assets, and spent approximately $0.03 million on purchase of property and equipment. These investment expenditures were partially offset by approximately $0.35 million loan repayment received from a related party, along with minor cash proceeds from the sale of equipment.

For the year ended December 31, 2023, net cash used in investing activities was approximately $2.3 million, which were primarily the result of payment made to acquire property and equipment of approximately $0.3 million, payment made to acquire intangible assets of approximately $0.6 million and prepayments made for purchase of Yingxuan Assets of approximately $1.8 million, which was partially offset by the proceeds received for sales of properties of approximately $0.7 million, and a loan made to a related party of approximately $0.4 million.

For the year ended December 31, 2022, net cash used in investing activities was approximately $11.7 million, which were primarily the result of payment made to acquire property and equipment of approximately $5.1 million, payment made to acquire intangible assets of approximately $4.4 million and prepayments made for purchase of Yingxuan Assets of approximately $3.6 million, which was partially offset by the security deposit received for sales of properties of approximately $1.5 million.

Financing Activities

Net cash provided by financing activities was approximately $33.5 million for the year ended December 31, 2024. This was primarily driven by proceeds from a private placement of $33.0 million; net proceeds from long-term loans of approximately $0.3 million (borrowings of approximately $0.4 million offset by repayments of approximately $0.1 million); net proceeds from short-term loans of approximately $0.3 million (borrowings of approximately $7.2 million offset by repayments of approximately $6.9 million); and net proceeds of approximately $0.02 million from related parties (advances of approximately $1.06 million offset by repayments of approximately $1.04 million). These inflows were partially offset by payments totaling of approximately $0.09 million related to finance leases and other financing liabilities.

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

For the year ended December 31, 2022, net cash provided by financing activities was approximately $10.8 million, which were primarily the result of borrowings from long term loans of approximately $10.4 million and borrowings from short term loans of approximately $6.7 million, which was partially offset by the repayments of short-term loans of approximately $5.9 million during the year ended December 31, 2022.

Loans, Guarantees and Pledges

Loans represent amounts due to various banks and financial institutions on scheduled payment dates set out in the loan agreements. These loans are secured by pledge or guarantees and are classified as short term or long term based on their maturities. Substantially all of the loans are used for the purchase of raw materials. Substantially all outstanding loans as of December 31, 2024 and 2023 were guaranteed by the CEO, the family members of the CEO, companies owned by those family members.

As of December 31, 2024, short term loans and long-term loans, and third party and related party companies, personal guarantees and pledges provided for the outstanding loans were as follows:

Lender	As of December 31, 2024	Guarantees and Collateral
Rural Commercial Bank of Shandong	$684,997	The loan is secured through guarantees provided by the CEO, his family members, and the pledging of the company’s various patents as collateral
China Minsheng Bank	684,997	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s accounts receivable
Weihai City Commercial Bank	1,095,996	The loan is secured through guarantees provided by the CEO family members
Bank of Beijing	958,996	The loan is secured by guarantees from the CEO’s family members and by the pledge of the company’s land use rights and construction in progress
Bank of Rizhao	1,095,996	The loan is secured through guarantees provided by the CEO family members, and the pledging of the Company’s real properties as collateral
Agricultural Bank of China	1,315,195	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Short-term loans	5,836,177
Add: Current portion of long-term loans	243,075
Short-term loans total	$6,079,252

Long-term loans:
Bank of Weifang	$136,999	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Bank of Weifang	1,224,775	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Rural Commercial Bank of Shandong	1,912,512	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Shenzhen Qianhai WeBank Co., Ltd.	273,998
Long-term loans	3,548,284
Less: Current portion of long-term loans	(243,075)
Long-term loans total	$3,305,209

Existing Commitment under Expansion Plan

The Company’s existing commitment under Expansion Plan was as follows as of various dates set forth below:

Projects	Total	Installments	Payment Schedule	Source of Funds	Status	Notes
Yingxuan Assets(1)	$20.7 million	$1.37 million	2020	Working capital	Paid	Upon completion of the legal title transfer for the remaining real estate and land use rights
		0.7 million	2021	Working capital and bank loan	Paid
		$12.9 million	2022	Working capital and bank loan	Paid
		$1.7 million	2023	Working capital and bank loan	Paid
		$0.3 million	2024	Working capital and bank loan	Paid
		$3.7 million		Working capital and bank loan	Pending

New facilities(2)	$3.20 million	$3.19 million	Paid	Working capital	Paid	As of December 31, 2024
		$0.01 million	2025	Working capital	Not yet paid

Facility finance leasing(3)	$1.55 million	$1.17 million		Working capital	Paid	As of December 31, 2024
		$0.33 million		Working capital	Paid
		0.05 million		Working capital	Paid

(1)

The total consideration was adjusted to approximately $20.7 million (RMB 151.4 million). As of December 31, 2024, the Company had made cumulative payments of approximately $17.0 million (RMB124.2 million) to Yingxuan in connection with the acquisition of real estate and land use rights. Of the assets covered by these payments, approximately $11.7 million (RMB 85.2 million) had been legally transferred to the Company while the remaining assets, valued at approximately $9.1 million (RMB66.2 million), had not yet been transferred as of the filing date of this report. A remaining balance of approximately $3.7 million (RMB27.2 million) is contractually payable only upon completion of the legal title transfer for the remaining real estate and land use rights.

(2)	As of December 31, 2024, Hongli Shandong had purchased a total of 407 pieces of facilities for these workshops, for a total amount of approximately $3.2 million (RMB23.3 million). Hongli Shandong has made total payments of these facilities for $3.19 million (RMB23.3 million). The payments for the remaining balance of approximately $10,000 (RMB70,000) are expected to be fully paid from Hongli Shandong’s working capital.

(3)	Hongli Shandong entered into several finance leasing agreements to lease various facilities for a total amount of $1.55 million (RMB10.7 million), with lease terms ranging from 13 to 36 months. For the year ended December 31, 2023, the Company paid a total of approximately $308,000 towards these finance leases. As of December 31, 2023, two facility finance leases remained unpaid, with a total lease liability of $45,300, which is scheduled to be paid off in 2024. The Company fully repaid all finance lease liabilities as scheduled in 2024. Upon completion of these payments, the Company obtained full ownership of the related facilities.

(i) Yingxuan Assets

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, building, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately RMB125.0 million (approximately $18.1 million, the “Purchase Price for Yingxuan Assets”). On January 1, 2021, Hongli Shandong and Yingxuan entered into three asset transfer agreements (the “YX Asset Transfer Agreements”), pursuant to which Hongli Shandong has made various payments towards the Purchase Price for Yingxuan Assets according to the payment schedule and Yingxuan has transferred the titles to part of the Yingxuan Assets to Hongli Shandong, pending the full payment for the Purchase Price for Yingxuan Assets. During the year ended December 31, 2021, Hongli Shandong paid the deposit of RMB15.0 million (approximately $2.2 million) to Yingxuan from its working capital, which was used towards the Purchase Price for Yingxuan Assets.

Pursuant to the YX Asset Transfer Agreements, Hongli Shandong had agreed to pay Purchase Price for Yingxuan Assets in installments, including RMB52.0 million (approximately $7.5 million) payable by end of 2021, RMB47.0 million (approximately $6.8 million) payable by end of 2022 and RMB11.0 million (approximately $1.6 million) payable by end of 2023. The installments had borne an annual interest of 7%. However, as mutually agreed by Yingxuan and Hongli Shandong, Hongli Shandong did not pay the agreed installment in fiscal year 2021 due to the delay of the acquisition of Yingxuan Assets, and Hongli Shandong made a prepayment of RMB7.8 million (approximately $1.1 million) for the year ended December 31, 2021. The title of use rights of two parcels of industrial land, buildings, facilities and infrastructure for consideration of approximately RMB85.2 million (approximately $12.4 million) were transferred to Hongli Shandong on June 13, 2022.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement (the “YX Supplementary Agreement”) to the YX Asset Transfer Agreements with Yingxuan, pursuant to which Hongli Shandong, on one hand, agreed to increase the Purchase Price for Yingxuan Assets to RMB151.4 (approximately US$21.9 million) (the “Amended Purchase Price for Yingxuan Assets”) taking into account of the anticipated demolition reimbursement to be assigned to and received by Hongli Shandong from the local government, and on the other hand, Yingxuan agreed to waive all interest payments accrued and to be accrued based on the annual interest rate of 7% for the Purchase Price as set forth in the YX Asset Transfer Agreements.

The Company made a payment of approximately $0.3 (RMB2.0 million) to Yingxuan in January 2024.

As of December 31, 2024, the Company had made cumulative payments of approximately $17.0 million (RMB 124.2 million) to Yingxuan in connection with the acquisition of real estate and land use rights. Of this amount, assets totaling approximately $11.7 million (RMB 85.2 million) had been legally transferred to the Company. The remaining assets, valued at approximately $9.1 million (RMB 66.2 million), had not yet been transferred as of the filing date of this report. A remaining balance of approximately $3.7 million (RMB 27.2 million) is contractually payable only upon completion of the legal title transfer for the remaining real estate and land use rights. As this payment obligation is contingent on the occurrence of a future event, no liability has been recognized as of December 31, 2024.

Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2024 and 2023, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Tabular Disclosure of Contractual Obligations

Lease commitments

Finance Lease

The Company acquired certain machineries on finance lease. The amortization of the finance lease asset was approximately $37,335, $73,000 and $11,000 for the years ended December 31, 2024, 2023 and 2022, respectively. The amortization of finance lease asset is included in depreciation and amortization expense. The interest expense on finance lease was approximately $500, $10,000 and $29,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

All of lease liabilities were fully paid off in 2024. As a result, right-of-use assets totaling $626,414 were reclassified to property and equipment. As of December 31, 2024, the Company had no outstanding lease obligations.

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

The current portion of financing liabilities was $0 as of December 31, 2024, compared to $44,244 as of December 31, 2023. All financing liabilities were fully repaid during 2024, and as of December 31, 2024, the Company had no outstanding financing obligations.

C. Research and development, Patents and License, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Name	Age	Position(s)
Jie Liu	38	Chief Executive Officer, Director and Chairman
Xiangmei Zeng	39	Chief Financial Officer
Chenlong Yang (1)	36	Independent Director
Qian (Hebe) Xu (2)	43	Independent Director
Yizhao Zhang (3)	54	Independent Director

(1)	Chair of the Compensation Committee.

(2)	Chair of the Nominating and Corporate Governance Committee.

(3)	Chair of the Audit Committee financial expert.

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

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the fiscal year ended December 31, 2024 and 2023, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Jie Liu(1)	2024	$50,030	-	-	-	-	-	-	$50,030
CEO and Chairman	2023	$27,115	-	-	-	-	-	-	$27,115
Xiangmei Zeng(2)	2024	$16,677	-	-	-	-	-	-	$16,677
CFO	2023	$12,498	-	-	-	-	-	-	$12,498
Yachun (Daisy) Wang(3) Former CFO	2023	$37,622		-		-	-	-	$37,622

(1)	Appointed as the CEO and Chairman effective as of June 2021.
(2)	Appointed as the CFO effective as of October 2023.
(3)	Replaced by Xiangmei Zeng, effective as of October 2023.

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

Audit Committee. Our audit committee consists of our three independent directors. Yizhao Zhang is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yizhao Zhang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of our three independent directors. Chenglong Yang is the chairperson of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors. Qian (Hebe) Xu is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website.

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

Board Diversity Matrix (As of May 5, 2025)
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

D. Employees

As of May 5, 2025, we have a total of 167 full-time employees, of which 99 are in the manufacturing department, 29 are in research and development department, and 39 are in administrative department.

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

During and after our last completed fiscal year ended December 31, 2024, no requirement arose to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our compensation recovery policy. There was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the compensation recovery policy to a prior restatement.

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

The percentage of beneficial ownership owned is based on 73,438,750 Ordinary Shares outstanding as of the date of May 5, 2025.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Jie Liu(2)(3)	6,787,517	9.242%
Xiangmei Zeng
Qian (Hebe) Xu
Chenglong Yang
Yizhao Zhang
All directors and executive officers as a group (5 individuals):	6,787,517	9.242%
5% Shareholders:
Hongli Development Limited(3)	6,787,517	9.242%
BETTY CHEN LIMITED	7,200,000	9.804%
WELL FANCY DEVELOPMENT LTD.	6,050,000	8.238%

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 777, Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400.

(2)	Jie Liu is the CEO and Chairman of the Board of Hongli Cayman.

(3)

Representing 6,787,517 Ordinary Shares held by Hongli Development Limited, a British Virgin Islands company, which is owned by Mr. Yuanqing Liu, Mr. Jie Liu, and Mrs. Ronglan Sun. Pursuant to certain proxy agreements, the person having voting, dispositive or investment powers over Hongli Development Limited is Mr. Jie Liu. The registered address of Hongli Development Limited is Ritter House, Wickham Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands.

(4)

Represents 7,200,000 ordinary shares held by BETTY CHEN LIMITED, which is 100% owned by Zhicheng Jiang. The address of BETTY CHEN LIMITED is No. 126, Huihe Road, Binhu District, Wuxi City, Jiangsu Province, China.

(5)	Represents 6,050,000 ordinary shares held by WELL FANCY DEVELOPMENT LTD., which is 100% owned by Pau Hung To. The address of WELL FANCY DEVELOPMENT LTD. is RM 12B, 12/F, LOCKHART CENTRE, 301 LOCKHART ROAD,WANCHAI, HONG KONG.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B. Related Party Transactions

Contractual Arrangements among the Hongli HK, Hongli WFOE and Hongli Shandong.

See “Corporate Information — Our Corporate Structure.”

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Share Compensation Plan

See “Management — 2022 Share Compensation Plan.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Name of the related parties	Nature of relationship
Jie Liu	CEO of the Company
Yuanqing Liu	Family member of the CEO, Father of the CEO
Ronglan Sun	Family member of the CEO, Mother of the CEO
Hongyu Hao	Family member of the CEO and Vice President of Purchase Department
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Li Liu	Family member of the CEO, Sister of the CEO
Yongqing Dong	Family member of the CEO

Amount due from a related party:

	As of December 31,
	2024	2023
Jie Liu	$-	$350,983
Total	$-	$350,983

Amount due to related parties:

	As of December 31,
	2024	2023
Jie Liu	$17,875	$-
Hongyu Hao	629	68
Yongqing Dong	2,743	8,862
Total	$21,247	$8,930

Balances due from and due to related parties primarily represent monetary advances and repayments made in the normal course of business. The amount advanced from and repaid to related parties for the years ended December 31, 2024, 2023 and 2022 were $1,064,327 and $1,051,514, $4,683,578 and $5,266,202, and $1,662,351 and $1,153,063, respectively. The Company advanced $351,924 to Mr. Jie Liu during 2023 and the amount due from Mr. Jie Liu has been repaid in full in 2024. For the four months ending April 30, 2025, the Company received advances totaling $1.03 million from related parties and repaid $0.62 million during the same period.

Substantially all outstanding short-term loans as of December 31, 2024 and 2023 were guaranteed by the CEO and the family members of the CEO, companies owned by those family members. The CEO and the family members of the CEO provided guarantees for the following short-term and long-term loans.

Lender	As of December 31, 2024	Guarantees and Collateral
Rural Commercial Bank of Shandong	$684,997	The loan is secured through guarantees provided by the CEO, his family members, and the pledging of the company’s various patents as collateral
China Minsheng Bank	684,997	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s accounts receivable
Weihai City Commercial Bank	1,095,996	The loan is secured through guarantees provided by the CEO family members
Bank of Beijing	958,996	The loan is secured by guarantees from the CEO’s family members and by the pledge of the company’s land use rights and construction in progress
Bank of Rizhao	1,095,996	The loan is secured through guarantees provided by the CEO family members, and the pledging of the Company’s real properties as collateral
Agricultural Bank of China	1,315,195	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Short-term loans	5,836,177
Add: Current portion of long-term loans	243,075
Short-term loans total	$6,079,252
Long-term loans:
Bank of Weifang	$136,999	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Bank of Weifang	1,224,775	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Rural Commercial Bank of Shandong	1,912,512	The loan is secured through guarantees provided by the CEO family members, and the pledging of the company’s buildings as collateral
Shenzhen Qianhai WeBank Co., Ltd.	273,998
Long-term loans	3,548,284
Less: Current portion of long-term loans	(243,075)
Long-term loans total	$3,305,209

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See our audited consolidated financial statements commencing on page F-1 of this Annual Report.

Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

In November 2023, Hongli Cayman filed a lawsuit against Hongli Technology Limited (“Hongli Technology”), Longchang Management Consulting (Shandong) Co., Ltd. (“Longchang Management”), and Transhare Corporation, the transfer agent, regarding a dispute involving the validity of the issuance of certain shares to and stock ownership of Hongli Technology. Both Hongli Technology and Longchang Management are owned and controlled by a former financial advisor of Hongli Shandong. Hongli Cayman has requested that Transhare Corporation, among others, be restrained and enjoined from taking any actions regarding the shares in the dispute. On November 23, 2023, Hongli Cayman, Hongli Technology and Longchang Management entered into a settlement agreement to settle the dispute. On December 20, 2023, the lawsuit has been dismissed with prejudice.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. First Amended and Restated Memorandum and Articles of Association

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

Interest rate risk

As of December 31, 2024, we had aggregate variable-rate borrowings, including the term-loans borrowings, factoring loan, and the revolving credit loan from various banks and financial institutions. The following table depicts the outstanding balance of the term-loans, factoring loan and revolving loan from each bank and financial institution.

	As of
	December 31,	Interest Rate Impact on Expense
Financial Institutions	2024	1%	3%	5%
Short term loans
Rural Commercial Bank of Shandong	$684,997	$6,850	$20,550	$34,250
China Minsheng Bank	684,997	6,850	20,550	34,250
Weihai City Commercial Bank	1,095,996	10,960	32,880	54,800
Bank of Beijing	958,996	9,590	28,770	47,950
Bank of Rizhao	1,095,996	10,960	32,880	54,800
Industrial Bank		-	-	-
Agricultural Bank of China	1,315,195	13,152	39,456	65,760
Total short term loans	$5,836,177	$58,362	$175,086	$291,810
Long term
Bank of Weifan	136,999	1,370	4,110	6,850
Bank of Weifan	1,224,775	12,248	36,743	61,239
Rural Commercial Bank of Shandong	1,912,512	19,125	57,375	95,626
Shenzhen Qianhai WeBank Co., Ltd	273,998	2,740	8,220	13,700
Total long term loans	3,548,284	35,483	106,448	177,415

Total	$9,384,461	$93,845	$281,534	$469,225

Substantially all loans are borrowed with a fixed interest rate. The table above indicates the total interest expenses for the increase of interest rate by 1%, 3% and 5% on an annual basis of our total outstanding bank loans. The increase in the amount of interest expenses will have an adverse impact on our income.

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

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2024 were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2024, our internal control over financial reporting was not effective due to material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

In the course of preparing our consolidated financial statements for the year ended December 31, 2024, we identified several control deficiencies, which include material weaknesses and significant deficiencies, in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States (the “PCAOB”), as of December 31, 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by management, together with our independent registered public accounting firm, were as follows:

●	The Company lacked key monitoring mechanisms, including an internal control department, to oversee and monitor risk management, business strategies, and financial reporting processes.

●	The Company did not have adequately designed and documented management review controls to effectively detect and prevent delays in account reconciliations.

●	The Company lacked accounting personnel with sufficient knowledge of U.S. GAAP and SEC reporting requirements, which resulted in several adjustments being identified and proposed by our independent registered public accounting firm.

We also identified the following deficiencies that we believe to be significant deficiencies. As defined in standards established by the PCAOB, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting as follows:

●	Lack of formal internal controls over financial closing and reporting processes.

●	Lack of formal risk assessment process.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses and significant deficiencies identified. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

To remediate the material weakness and significant deficiency described above, we have undertaken the following actions:

●	Hired an experienced outside consultant with adequate experience with U.S. GAAP and the SEC reporting and compliance requirements

●	Continued our efforts to provide ongoing training courses in U.S. GAAP to existing personnel, including our Chief Financial Officer

●	Continued our efforts to setup the internal audit department, and enhance the effectiveness of the internal control system

●	Continued our efforts to implement necessary review and controls at related levels and the submission of all important documents and contracts to the office of our Chief Executive Officer for retention

In light of the material weaknesses and significant deficiencies identified, our management, accounting and financial reporting staff, and outsourced financial reporting consultant performed additional analyses and procedures in order to conclude that our consolidated financial statements as of December 31, 2024, and for the year then ended included in this Annual Report on Form 20-F are fairly stated in accordance with U.S. GAAP. Accordingly, our management believes that the Company’s consolidated financial statements as of December 31, 2024, and for the year then ended are fairly stated, in all material respects, in accordance with U.S. GAAP.

Attestation Report of the Registered Public Accounting Firm

We did not include an attestation report of the Company’s registered public accounting firm in this annual report on Form 20-F as registrants that are non-accelerated filers, or “emerging growth companies” are not required to provide such auditor attestation report.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by RBSM LLP for the periods indicated:

	December 31, 2024	December 31, 2023
	USD’000	USD’000
Audit Fees	$488	$355
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$488	$355

“Audit fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of our comparative interim condensed consolidated financial statements or services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules.

Pursuant to Nasdaq Rule 5615(a)(3) (Exemptions from Certain Corporate Governance Requirements), the Company intends to adopt and follow certain Cayman Islands practices in lieu of certain requirements under Nasdaq Rules 5605(b)(2), 5620, 5635, 5250(b)(3) and 5250(d). As such, in lieu of Nasdaq corporate governance requirements, the Company intends:

●	not to have regularly scheduled meetings at which only independent directors (as defined under Nasdaq Marketplace Rule 5605(a)(2)) are present;

●	not to hold annual meeting of shareholders;

●	to issue securities in connection with (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings, each of the foregoing as defined under Nasdaq Rules 5635(a)(b)(c)(d) without shareholders’ approval;

●	not to disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company, relating to compensation or other payment in connection with such person’s candidacy or service as a director of the Company; and

●	not to distribute annual and interim reports to shareholders.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Hongli Group Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	First Amended and Restated Memorandum and Articles of Association (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on FormS-8 (File No. 333-278321), filed with the Securities and Exchange Commission on March 28, 2024)
2.1	Description of Securities (Previously filed; incorporated by reference to Exhibit 2.1 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
2.2	Specimen Certificate for Ordinary Shares (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
2.3	Underwriting Agreement (Previously filed; incorporated by reference to Exhibit 2.3 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
3.1	Voting agreement between Yuanqing Liu and Jie Liu dated July 7, 2022 (Previously filed; incorporated by reference to Exhibit 3.1 filed with the Annual Report on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on April 30, 2024)
3.2	Voting agreement between Ronglan Sun and Jie Liu dated July 7, 2022 (Previously filed; incorporated by reference to Exhibit 3.2 filed with the Annual Report on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on April 30, 2024)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (Previously filed; incorporated by reference to Exhibit 10.2 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.3	Exclusive Business and Cooperation and Management Agreement between Hongli WFOE and Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.3 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.4	Exclusive Option Agreement between Hongli HK and Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.4 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.5	Equity Interest Pledge Agreement among Hongli WFOE, Hongli Shandong, and the shareholders of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.5 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.6	Power of Attorneys of the shareholders of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.6 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.7	Spousal Consent Letters granted by the spouse of each shareholder of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.7 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.8	Form of Director Offer Letter between Hongli Group Inc. the directors (Previously filed; incorporated by reference to Exhibit 10.8 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.9	English Translation of Procurement Agreement between Hongli Shandong and Shanghai Wanhe Supply Chain Co., Ltd., dated as of January 1, 2019 (Previously filed; incorporated by reference to Exhibit 10.9 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.10	English Translation of form of Purchase Contract between Hongli Shandong and Shanghai Wanhe Supply Chain Co., Ltd (Previously filed; incorporated by reference to Exhibit 10.10 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.11	English Translation of Sales Agreement between Hongli Shandong and Weichai LOVOL Heavy Industry Co. Ltd., dated as of January 1, 2020 (Previously filed; incorporated by reference to Exhibit 10.11 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)

4.12	Supply Agreement between Hongli Shandong and SUNGJIN TECH CO., LTD, dated as of July 23, 2014 (Previously filed; incorporated by reference to Exhibit 10.12 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.13	English Translation of Sales Agreement between Hongli Shandong and Shandong Lingong Construction Machinery Co., Ltd., dated as of May 17, 2020 (Previously filed; incorporated by reference to Exhibit 10.13 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.14	2022 Share Compensation Plan (Previously filed; incorporated by reference to Exhibit 10.14 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.15	English Translation of Assets Transfer Agreements between Hongli Shandong and Yingxuan, dated as of January 1, 2021 (Previously filed; incorporated by reference to Exhibit 10.15 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.16	English Translation of Loan Agreement between Hongli Shandong and Bank of Weifang, dated as of December 21, 2022 (Previously filed; incorporated by reference to Exhibit 10.16 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.17	English Translation of Supplementary Agreement between Hongli Shandong and Yingxuan, dated as of May 5, 2023 (Previously filed; incorporated by reference to Exhibit 4.17 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
4.18	English Translation of Assets Transfer Agreement between Hongli Shandong and Changle Youyi Plastic Technology Co., Ltd., dated as of April 1, 2023 (Previously filed; incorporated by reference to Exhibit 4.18 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
4.19	Hongli 2024 Equity Incentive Plan (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form S-8 (File No. 333-278321), as amended, initially filed with the Securities and Exchange Commission on March 28, 2024)
4.20	Securities Purchase Agreement by and among the Company and Selling Shareholders dated November 13, 2024 (Previously filed; incorporated by reference to Exhibit 10.1 filed with the current report on Form 6-K, filed with the Securities and Exchange Commission on November 14, 2024)
4.21	Registration Rights Agreement by and among the Company and Selling Shareholders dated November 13, 2024 (Previously filed; incorporated by reference to Exhibit 10.2 filed with the current report on Form 6-K, filed with the Securities and Exchange Commission on November 14, 2024)
8.1	List of Subsidiaries of the Registrant (Previously filed; incorporated by reference to Exhibit 21.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
11.2	Insider Trading Policy (Previously filed; incorporated by reference to Exhibit 11.2 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
12.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1**	Certifications of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350
13.2**	Certifications of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350
15.1*	Consent of Ogier (Cayman) LLP
15.2*	Consent of Beijing Dacheng Law Offices, LLP (Shanghai)
15.3*	Consent of RBSM LLP, an independent registered public accounting firm
97.1	Compensation Recovery Policy of the Company (Previously filed; incorporated by reference to Exhibit 97.1 filed with the Annual Report on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on April 30, 2024)
101.INS**	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Scheme Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hongli Group Inc.

By:	/s/ Jie Liu
Name:	Jie Liu
Title:	Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Xiangmei Zeng
Name:	Xiangmei Zeng
Title:	Chief Financial Officer

Dated:	May 12, 2025

HONGLI GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Hongli Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hongli Group Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

May 12, 2025

HONGLI GROUP INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalent	$909,716	$775,686
Restricted cash	15,070	39,983
Accounts receivable, net	5,809,374	6,013,536
Notes receivable	522,331	236,654
Inventories, net	2,674,001	2,349,705
Due from related parties - officers	-	342,053
Prepaid expense and other current assets	2,004,889	1,059,275
Total current assets	11,935,381	10,816,892
Non-current assets
Property, plant and equipment, net	10,385,742	10,752,745
Prepayment for purchase of Yingxuan Assets	5,339,093	5,207,346
Intangible assets, net	4,432,403	4,659,569
Deposit for Investment in Joint Venture	32,877,029	-
Finance lease right-of-use assets, net	-	681,845
Deferred tax assets	40,773	10,273
TOTAL ASSETS	$65,010,421	$32,128,670

LIABILITIES
Current liabilities
Short-term loans	$6,079,252	$5,726,841
Accounts payable	1,380,201	1,379,161
Due to related parties - officers	21,247	-
Income tax payable	36,505	36,708
Finance lease obligation, current	-	45,300
Accrued expenses and other payables	694,712	495,032
Total current liabilities	8,211,917	7,683,042

Long-term loans	3,305,209	3,338,075
TOTAL LIABILITIES	11,517,126	11,021,117

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 73,438,750 and 12,238,750 shares issued and outstanding as of December 31, 2024, and 2023, respectively	7,344	1,224
Additional paid-in capital	42,998,556	8,036,676
Statutory reserve	370,683	370,683
Retained earnings	11,724,070	13,605,705
Accumulated other comprehensive loss	(1,607,358)	(906,735)
TOTAL SHAREHOLDERS’ EQUITY	53,493,295	21,107,553
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$65,010,421	$32,128,670

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2024	2023	2022
Revenues, net	$14,105,620	$15,997,954	$20,283,245
Cost of revenues	9,585,873	10,752,114	13,274,752
Gross Profit	4,519,747	5,245,840	7,008,493

Operating expenses:
Selling, general and administrative expenses	6,103,043	4,225,405	4,087,171
Total operating expenses	6,103,043	4,225,405	4,087,171

Income from operations	(1,583,296)	1,020,435	2,921,322

Other income and (expense)
Other income	185,299	591,440	601,071
Interest and financing expenses, net	(466,386)	(631,558)	(244,005)
Other expenses	(8,860)	(47,855)	(65,956)
Total other income (expenses), net	(289,947)	(87,973)	291,110
Income (loss) before income taxes	(1,873,243)	932,462	3,212,432
Income tax expense	8,392	67,740	280,069
Net income (loss)	$(1,881,635)	$864,722	$2,932,363

Comprehensive income (loss)
Net income	$(1,881,635)	$864,722	$2,932,363
Other comprehensive income (loss)
Foreign currency translation adjustment	(700,623)	(659,161)	(946,266)
Comprehensive income (loss)	$(2,582,258)	$205,561	$1,986,097

Earnings (loss) per share
Basic and diluted	$(0.11)	$0.07	$0.29

Weighted average common shares outstanding*
Basic and diluted	17,451,865	11,752,180	10,000,000

*	The share amounts in 2022 were presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Ordinary Shares*		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income (loss)	Total equity
Balance, December 31, 2021	10,000,000	$1,000	$609,601	$370,683	$9,808,620	$698,692	$11,488,596
Net income for the year	-	-	-	-	2,932,363	-	2,932,363
Foreign currency translation adjustment	-	-	-	-	-	(946,266)	(946,266)
Balance, December 31, 2022*	10,000,000	$1,000	$609,601	$370,683	$12,740,983	$(247,574)	$13,474,693

Initial public offering - March 31, 2023	2,062,500	206	8,249,794	-	-	-	8,250,000
Initial public offering costs	-	-	(1,967,388)	-	-	-	(1,967,388)
Underwriter’s option exercised - May 2, 2023	309,375	31	1,237,469	-	-	-	1,237,500
Exercise costs	-	-	(92,813)	-	-	-	(92,813)

Surrender of shares - November 23, 2023	(133,125)	(13)	13	-	-	-	-
Net income for the year	-	-	-	-	864,722	-	864,722
Foreign currency translation adjustment	-	-	-	-	-	(659,161)	(659,161)
Balance, December 31, 2023	12,238,750	$1,224	$8,036,676	$370,683	$13,605,705	$(906,735)	$21,107,553

Share-based compensation	1,200,000	120	1,967,880	-	-	-	1,968,000
Private placement, December 5, 2024	60,000,000	6,000	32,994,000	-	-	-	33,000,000
Net loss for the year	-	-	-	-	(1,881,635)	-	(1,881,635)
Foreign currency translation adjustment	-	-	-	-	-	(700,623)	(700,623)
Balance, December 31, 2024	73,438,750	$7,344	$42,998,556	$370,683	$11,724,070	$(1,607,358)	$53,493,295

*	The share amounts in 2022 were presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net income (loss)	$(1,881,635)	$864,722	$2,932,363
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	804,395	871,445	644,668
Amortization of operating lease right-of-use assets	37,335	73,422	10,744
Amortization of intangible assets - land use rights	101,315	100,689	-
Allowance for current expected credit losses	(4,935)	52,914	7,296
(Gain) loss on disposals of property and equipment	105,954	(339,117)	-
Share-based compensation	1,968,000	-	-
Change in inventory reserve	(4,299)	10,877	27,538
Deferred tax provision (benefit)	(31,223)	(25,129)	15,602
Changes in operating assets and liabilities:
Accounts receivable	45,396	1,155,718	(2,879,161)
Notes receivable	(385,084)	57,678	534,838
Inventories	(389,778)	179,264	104,149
Prepaid expense and other current assets	(1,070,397)	(134,308)	165,028
Other non-current assets	-	2,118	82,236
Due from related parties	-	117,210	1,482
Due to related parties	(10,417)	(138,951)	20,726
Accounts payable	39,274	(1,557,271)	523,898
Accrued expenses and other payables	261,255	(310,147)	255,432
Income tax payable	810	(96,217)	46,185
Net cash (used in) provided by operating activities	(414,034)	884,917	2,493,024

Cash flows from investing activities
Purchase of property and equipment	(32,506)	(302,393)	(5,100,448)
Purchase of intangible assets	-	(561,395)	(4,431,596)
Prepayments for purchase of Yingxuan Assets	(277,944)	(1,776,529)	(3,624,454)
Security deposit received for sales of properties	-	-	1,485,906
Proceeds from sale of property and equipment	2,779	738,607	-
Deposit for Investment in Joint Venture	(33,350,376)	-	-
Loans made of related parties	-	(351,924)	-
Repayment of loan from related parties	346,238	-	-
Net cash used in investing activities	(33,311,809)	(2,253,634)	(11,670,592)

Cash flows from financing activities
Proceeds from financing liabilities	-	-	135,217
Payments for financing liabilities	(44,763)	(235,969)	(278,320)
Payments for finance leases	(45,235)	(307,637)	(581,549)
Advances from related parties	1,064,327	4,566,368	1,640,143
Repayments to related parties	(1,041,097)	(5,127,251)	(1,153,063)
Payments of offering costs	-	(229,723)	(133,854)
Borrowings from short term loans	7,172,270	1,765,312	6,689,550
Repayments of short term loans	(6,866,531)	(1,883,941)	(5,878,245)
Borrowings from long term loans	416,916	4,660,425	10,401,343
Repayments of long term loans	(147,310)	(11,199,141)	-
Proceeds from initial public offering, net of costs	-	7,228,964	-
Proceeds from exercised of option, net of costs	-	1,144,687	-
Proceeds from private placement	33,000,000	-	-
Net cash provided by financing activities	33,508,577	382,094	10,841,222

Effect of exchange rate changes on cash, cash equivalents and restricted cash	326,383	(311,747)	(81,077)

Net change in cash, cash equivalents and restricted cash	109,117	(1,298,370)	1,582,577
Cash, cash equivalents and restricted cash, beginning of the year	815,669	2,114,039	531,462
Cash, cash equivalents and restricted cash, end of the year	$924,786	$815,669	$2,114,039

Reconciliation of cash, cash equivalents and restricted cash, beginning of the year

Cash, cash equivalents	$775,686	$2,085,033	$484,389
Restricted cash	39,983	29,006	47,073
Cash, cash equivalents and restricted cash, beginning of the year	$815,669	$2,114,039	$531,462

Reconciliation of cash, cash equivalents and restricted cash, end of the year

Cash and cash equivalents	$909,716	$775,686	$2,085,033
Restricted cash	15,070	39,983	29,006
Cash, cash equivalents and restricted cash, end of the year	$924,786	$815,669	$2,114,039

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$599,524	$650,803	$371,214
Cash paid for income taxes	$38,805	$374,487	$72,524

Non-cash investing and financing activities
Property, plant and equipment transferred from construction in progress	$795,566	$-	$-
Property, plant and equipment acquired in exchange of notes receivable	$87,477	$-	$-
Property, plant and equipment acquired and applied from prepaid expenses	$80,654	$-	$-
Right-of-use assets obtained in exchange for lease obligations	$-	$-	$151,048
Right-of-use assets transferred to property and equipment upon exercise of purchase option	$626,414	$508,617	$107,998
Property and equipment acquired on credit as liabilities	$-	$-	$189,010
Property and equipment acquired by prepayments for purchase of Yingxuan Assets	$-	$-	$3,447,831
Security deposits applied to payments of long-term payable	$-	$-	$86,788

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company includes the following subsidiaries and the consolidated VIE and the subsidiaries of the VIE in the consolidated financial statements as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented (see “Reorganization under common control through VIE structure” below):

Name	Date of Organization	Place of Organization
Subsidiaries
Hongli Hong Kong Limited (“Hongli HK”)	March 5, 2021	Hong Kong SAR
Shandong Xiangfeng Heavy Industry Co., Ltd. (“WFOE”)	April 8, 2021	People’s Republic of China (“PRC”)
VIE and Its Subsidiaries
Shandong Hongli Special Section Tube Co., Ltd., (“Hongli Shandong”)	September 13, 1999	PRC
Shandong Maituo Heavy Industry Co., Ltd. (“Maituo”) (1)	May 23, 2019	PRC
Shandong Haozhen Heavy Industry Co., Ltd. (“Haozhen Shandong”) (2)	September 18, 2020	PRC
Beijing Haozhen Heavy Industry Technology Company Limited (“Haozhen Beijing”) (3)	February 4, 2021	PRC

(1)	Wholly owned subsidiary of Hongli Shandong

(2)	Haozhen Shandong was jointly established by Hongli Shandong and Sungda Tech Co., Ltd., with Sungda Tech holding a 30 % ownership interest in Haozhen Shandong. As of December 31, 2024, Haozhen Shangdong had not commenced operations, and no portion of income or loss was attributable to the noncontrolling interest in the subsidiary. Therefore, no noncontrolling interest was reported in the consolidated financial statements for the years ended December 31, 2024, 2023, and 2022.

(3)	Haozhen Beijing was jointly established by Hongli Shandong and an individual, who holding a 3 % ownership interest in Haozhen Beijing. As of December 31, 2024, Haozhen Beijing had not commenced operations, and no portion of income or loss was attributable to the noncontrolling interest in the subsidiary. Therefore, no noncontrolling interest was reported in the consolidated financial statements for the years ended December 31, 2024, 2023, and 2022.

Reorganization under common control through VIE structure

The Company does not conduct any substantive operations of its own, rather, it conducts its primary business operations through its WFOE, which in turn, conducts its business substantially through Hongli Shandong. Effective power to direct activities of Hongli Shandong was transferred to the Company through the series of contractual arrangements without transferring legal ownership in Hongli Shandong (“restructuring” or “reorganization”). Neither the Company nor any of its subsidiaries have any equity ownership in the VIE and the subsidiaries of VIE. As a result of these contractual arrangements and for accounting reporting purposes, the Company is able to consolidate the financial results of Hongli Shandong and its subsidiaries through its WFOE, as the primary beneficiary in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Under the laws and regulations of the PRC, foreign persons and foreign companies are restricted from investing directly in certain businesses within the PRC. Though the business of the PRC operating entities is not within any sensitive sector that PRC law prohibits direct foreign investment in, to avoid the substantial costs and time for regulatory approval to convert the PRC operating entities into wholly foreign owned entities, on April 12, 2021, Hongli Shandong and its shareholders entered into a series of contractual arrangements with the WFOE which allows the WFOE, the primary beneficiary of the VIE for accounting reporting purposes in accordance with U.S. GAAP, to consolidate the financial results of Hongli Shandong and its subsidiaries.

Agreements that Consolidate the Financial Results of the VIE

Hongli Shandong entered into an exclusive business cooperation and management agreement with the WFOE, pursuant to which the WFOE will provide a series of consulting and technical support services to Hongli Shandong and are entitled to consolidate the financial results of Hongli Shandong. The service fee is paid annually. The term of this agreement shall be continuously effective unless mutually terminated by both parties in writing. Hongli Shandong shall not accept any similar consultations and/or services provided by any third party and shall not establish similar corporation relationship with any third party regarding the matters contemplated in the agreement without a written consent from the WFOE.

Agreements that Provide Effective Power to Direct Activities of VIE

The WFOE entered into an equity interest pledge agreement with Hongli Shandong’s shareholders, who pledged all their equity interests in these entities to the WFOE. The equity interest pledge agreement, which was entered into by Hongli Shandong’s shareholders, pledged their equity interests in the WFOE as a guarantee for the payment and performance under the exclusive business cooperation and management agreement by Hongli Shandong. The WFOE is entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity interest pledge agreement, the shareholders of Hongli Shandong cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Hongli Shandong without the prior written consent from the WFOE. The equity pledge right will expire upon the termination of the exclusive business cooperation and management agreement between the WFOE and Hongli Shandong and a full settlement of service fees related therewith. The equity pledges of Hongli Shandong have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

The WFOE also entered into an exclusive option purchase agreement with Hongli Shandong’s shareholders. Pursuant to the agreement, the shareholders have granted an irrevocable and unconditional option to the WFOE their designees to acquire all or part of such shareholders’ equity interests in Hongli Shandong at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition will be equal to the registered capital of Hongli Shandong, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The term of this agreement is valid for ten years upon execution of the agreement and may be extended for an additional ten years at the WFOE’s election.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements between the WFOE and Hongli Shandong are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Hongli Shandong may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Hongli Shandong not to pay the service fees when required to do so.

Hongli Cayman’s ability to direct the activities of Hongli Shandong also depends on the power of attorney the WFOE has to vote on all matters requiring shareholders’ approval in Hongli Shandong. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, the WFOE or Hongli Shandong.

Hongli Cayman, through its subsidiaries, its WFOE and through the contractual arrangements, has (1) the power to direct the activities of Hongli Shandong and its subsidiaries that most significantly affect the VIE and its subsidiaries’ economic performance, and (2) the obligation to absorb losses, or the right to receive benefits from Hongli Shandong and its subsidiaries that could be significant to the VIE and subsidiaries. Accordingly, the Company, through the WFOE in which is the primary beneficiary of Hongli Shandong and its subsidiaries for accounting reporting purposes, and has consolidated the financial results of Hongli Shandong and its subsidiaries in accordance with U.S. GAAP.

The accompanying consolidated financial statements present the historical financial position, results of operations and cash flows of Hongli Shandong and its subsidiaries and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying consolidated financial statements have been prepared as if the reorganization had been in existence throughout the periods presented (see Note 16 for the 100 ordinary shares of Hongli Cayman issued on February 9, 2021 in connection with the reorganization and anticipation of the initial public offering of the Company’s equity security).

The following information of the VIE and VIE’s subsidiaries as a whole as of December 31, 2024 and 2023 were included in the accompanying consolidated financial statements of the Company. Transactions between VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	December 31,	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$857,212	$694,439
Restricted cash	15,070	39,983
Accounts receivable	5,809,374	6,013,536
Notes receivable	522,331	236,654
Inventories, net	2,674,001	2,349,705
Due from parent company	940,130	966,533
Due from a related party	-	342,053
Prepaid expense and other current assets	2,004,889	1,059,275
Total current assets	12,823,007	11,702,178
Non-current assets
Property, plant and equipment, net	10,385,742	10,752,745
Prepayment for purchase of Yingxuan Assets	5,339,093	5,207,346
Intangible assets, net	4,432,403	4,659,569
Finance lease right-of-use assets, net	-	681,845
Deferred tax assets	40,773	10,273
Total Assets	$33,021,018	$33,013,956

Liabilities
Current liabilities
Short-term loans	$6,079,252	$5,726,841
Accounts payable	1,380,202	1,379,161
Due to related parties	32,866	-
Income tax payable	34,428	33,778
Finance lease obligation, current	-	45,300
Accrued expenses and other payables	638,610	477,987
Total current liabilities	8,165,358	7,663,067
Long-term loans	3,305,209	3,338,075
Long-term loans - related party	7,895,020	8,122,384
Total Liabilities	$19,365,587	$19,123,526

Net Assets	$13,655,431	$13,890,430

	2024	2023	2022
Revenue, net	$14,105,620	$15,997,954	$20,283,245
Gross profit	$4,519,747	$5,245,840	$7,008,493
Income from operations	$606,308	$1,101,095	$2,921,322
Net income	$146,528	$780,491	$2,932,363

The revenue-producing assets held by the VIE and its subsidiaries comprise 100% of the Company’s fixed assets, which mainly consist of property, plant, equipment, and intangible assets, including land use rights. The VIE and its subsidiaries contributed 100% of the Company’s consolidated revenues for the years ended December 31, 2024, 2023, and 2022.

Initial Public Offering

On March 31, 2023, the Company closed its initial public offering of 2,062,500 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $8.25 million before deducting underwriting discounts and offering expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 309,375 Ordinary Shares at the public offering price. On May 2, 2023, the underwriter exercised the over-allotment option in full for total gross proceeds of $1,237,500 before deducting underwriting discounts and commissions. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “HLP” on March 29, 2023.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. GAAP and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All significant inter- company transactions and balances between the Company, its subsidiaries and VIE have been eliminated upon consolidation.

Noncontrolling Interest

Haozhen Shandong was jointly established by Hongli Shandong, the Company’s VIE, which holds a 70% ownership interest, and Sungda Tech Co., Ltd., which holds the remaining 30%. As of December 31, 2024, Haozhen had not commenced operations. For the years ended December 31, 2024, 2023, and 2022, there was no income or loss attributable to the noncontrolling interest. Accordingly, noncontrolling interest is not presented as a separate line item in the accompanying consolidated financial statements.

Haozhen Beijing was jointly established by Hongli Shandong and an individual, who holding a 3 % ownership interest in Haozhen Beijing. As of December 31, 2024, Haozhen Beijing had not commenced operations, and no portion of income or loss was attributable to the noncontrolling interest in the subsidiary. Therefore, no noncontrolling interest was reported in the consolidated financial statements for the years ended December 31, 2024, 2023, and 2022.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for doubtful accounts, inventory write-down and reserves, useful lives of property, plant and equipment, intangible assets, valuation allowance of deferred tax assets and share-based compensations. Actual results could differ from those estimates.

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

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred. Gain (loss) from foreign currency transactions recognized and included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2024, 2023 and 2022 amounted to $31,407, $54,076 and $197,000, respectively.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31,	December 31,	December 31,
	2024	2023	2022
1 US$ = RMB
Spot rate	7.2993	7.0999	6.8983
Average rate	7.1957	7.0809	6.7299

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

The Company considers the carrying amounts of its financial assets and liabilities, which primarily include cash and cash equivalents, restricted cash, notes receivable, accounts receivable, net, inventories, net, prepaid expense and other current assets, accounts payables, income tax payable, accrued expenses and other current payables, short-term loans, and current portion of finance lease obligation, to approximate their fair values as of December 31, 2024 and 2023, due to their short-term maturities or because they are recorded at present value.

Earnings (Loss) per Share

Under the provisions of ASC 260, “Earnings Per Share”, basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of ordinary shares outstanding for the periods presented. Diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that would then share in the income of the company, subject to anti- dilution limitations.

	December 31, 2024	December 31, 2023	December 31, 2022
Numerator for earnings (loss) per share:
Net income (loss) attributable to the Company’s ordinary shareholders	$(1,881,635)	$864,722	$2,932,363
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	17,451,865	11,752,180	10,000,000
Per share amount
Per share - basic and diluted	$(0.11)	$0.07	$0.29

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

Accounts Receivable, Net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance expected credit losses. ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses to all financial assets held at amortized cost. CECL model requires measurement of the expected credit loss even if that risk of loss is remote. The management believes that historical collection information is a reasonable base on which to determine expected credit losses because the composition of the accounts receivables at the reporting date is consistent with that used in developing the historical credit-loss percentages. That is, the similar risk characteristics of the customers and its payment practices have not changed significantly over time. However, the foreseeable economic conditions will have a significant impact on our collectability of the accounts receivable. The Management believes that the loan prime rate (LPR) is an useful indicator to reflect the future cost of the credit and the trend of economic at the time of reporting. The Company combined treasury bill rate and our historical loss rate to determine the rates of expected estimated credit losses. The accounts receivable sharing similar risk characteristics be pooled when the CECL is calculated.

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

Intangible Assets, Net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in the PRC is owned by the government; however, the government grants “land use rights.” The Company has obtained rights to use various parcels of land for 46 years. The Company amortizes the cost of the land use rights over their useful life using the straight-line method.

Impairment for Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. There was no impairment of long-lived assets recognized for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The Company does not have any contract asset. Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2024 and 2023, the Company recorded contract liabilities, included in accrued expenses and other payables, of $219,933 and $178,135, respectively. The Company recognized $24,484, $45,800 and $124,687 of beginning contract liabilities as revenue for the years ended December 31, 2024, 2023 and 2022, respectively. The Company is expected to recognize the December 31, 2024’s ending contract liabilities of $219,933 in the next twelve months ending December 31, 2025 as revenues.

The Company’s net revenue segregated by geographic regions is as follows:

	For the Years Ending December 31,
	2024	2023	2022
PRC	$12,196,548	$12,117,240	$15,285,549
Overseas	1,909,072	3,880,714	4,997,696
Total	$14,105,620	$15,997,954	$20,283,245

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

Research and Development Expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, consulting and contractor expenses, testing and tooling materials and other expenses associated with research and development personnel. The Company recognizes research and development expenses as expenses when incurred. Research and development expenses were $818,315, $962,963 and $1,412,355 for the years ended December 31, 2024, 2023 and 2022, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses associated with sales and marketing personnel. The Company recognized $564,964, $631,361 and $596,620 of sales and marketing expenses for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expense. No such expenses incurred during the years ended December 31, 2024, 2023 and 2022.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation. These reclassifications were made to enhance consistency and comparability and had no impact on previously reported results of operations, financial position, or cash flows. For the year ended December 31, 2024, the Company reclassified interest income previously presented separately within other income to be included in “Interest and financing expenses, net” in the consolidated statements of operations and comprehensive income (loss). This reclassification reflects a change in presentation policy to report financing-related income and expenses on a net basis. Prior periods have been reclassified accordingly for comparative purposes, and the reclassification was immaterial.

Government Subsidy

Government grants include cash subsidies as well as other subsidies received from various government agencies by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of income and comprehensive income when the relevant performance criteria specified in the grant are met, for instance, locating contact centers in their jurisdictions or helping local employment needs. The government subsidy granted to the Company was $99,351, $25,919 and $37,740 for the years ended December 31, 2024, 2023 and 2022, respectively and included in other income in the consolidated statements of operations and comprehensive income.

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

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022 consisted of net income (loss) and unrealized gain (loss) from foreign currency translation adjustment.

Segment Reporting

The Company follows the ‘management approach’ in determining its reportable operating segments, as prescribed by ASC 280. Under this approach, the Company’s chief operating decision maker (“CODM”)—identified as the Chief Executive Officer—uses internal financial information to make operating decisions and assess performance.

The CODM reviews revenue information analyzed by customer; however, this information is presented only at the revenue level, without allocation of associated costs or resources. As such, these customer-level views do not constitute separate operating segments under U.S. GAAP. Accordingly, the Company has determined that it operates as a single operating and reportable segment.

Refer to Note 19 – Segment Reporting for additional disclosures related to the segment reporting requirements under ASU 2023-07.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued and assesses the impacts on the Company’s consolidated financial position and/or results of operations.

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU requires public entities to disclose significant segment expense categories and other information used by the Chief Operating Decision Maker (CODM) in assessing segment performance, even if the entity has only one reportable segment. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024 and for its interim periods beginning January 1, 2025. The Company adopted ASU 2023-07 on January 1, 2024. Adoption of the ASU did not affect the determination of the Company’s operating or reportable segments. However, it resulted in expanded disclosures regarding significant expense categories regularly reviewed by the CODM. These disclosures are included in Note 19 – Segment Reporting to the consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 largely follows the proposed ASU issued earlier in 2023 with several important modifications and clarifications. Key features of ASU 2023-09 include: rate reconciliation disclosures, disaggregate income taxes paid by federal, state, and foreign jurisdictions, and removes the need for certain disclosures previously required. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later; early adoption is permitted. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The adoption of ASU 2023-09 is not expected to have a material impact on the Company’s consolidated financial statements and disclosures.

On November 4, 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The DISE does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. DISE is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements and disclosures.

The Company does not believe other recently issued but not yet effective accounting standards would have a material effect on its consolidated financial position, statements of operations and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31,	December 31,
	2024	2023
Accounts receivable, gross	$5,898,773	$6,066,309
Less: allowance for current expected credit loss	(89,399)	(52,773)
Accounts receivable, net	$5,809,374	$6,013,536

The following CECL rates are used to determine the allowance for current expected credit losses.

Age of accounts receivable	Current	31-60 days	61-90 days	91-120 days	121-180 days	181-270 days	271-360 days	Over 360 days
Historical loss rate	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Adjustment	0.258%	0.517%	0.775%	1.033%	1.550%	2.325%	3.100%	3.100%
CECL rate	0.258%	0.517%	0.775%	1.033%	1.550%	2.325%	3.100%	3.100%

As of December 31, 2024, accounts receivable totaling $2,435,520 (RMB 17,777,592) were pledged as collateral to secure a short-term loan of $1,369,994 (RMB 10,000,000) from China Minsheng Bank (see Note 9)

As of December 31, 2023, accounts receivable of approximately $1.1 million (RMB 7.8 million) were pledged as collateral to secure a working capital loan of $760,574 from China Industrial Bank (see Note 9).

NOTE 4 — NOTES RECEIVABLES

Notes receivable consisted of the following:

	December 31,	December 31,
Maturity Date	2024	2023
Within the first quarter of 2024	$-	$70,830
Within the second quarter of 2024	-	165,824
Within the first quarter of 2025	161,413	-
Within the second quarter of 2025	360,918	-
Total	$522,331	$236,654

Notes receivable consist of bank acceptance notes received from customers in connection with the sale of the Company’s products. These notes are issued by financial institutions and represent an unconditional obligation of the issuing bank to pay the full-face value at maturity. The notes are non-interest bearing and generally mature within six to twelve months from the date of issuance.

NOTE 5 — INVENTORIES, NET

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

	December 31,	December 31,
	2024	2023
Raw materials	$848,123	$434,179
Work in progress	1,633,948	1,726,415
Finished goods	224,297	227,526
Subtotal	2,706,368	2,388,120
Reserve for obsolete inventory	(32,367)	(38,415)
Total	$2,674,001	$2,349,705

The Company evaluates inventories for excess and obsolescence on a regular basis, based on management’s assessment of product life cycles, historical and forecasted demand, and market conditions. A write-down is recognized when the carrying amount of inventory exceeds its estimated net realizable value. For the years ended December 31, 2024, 2023 and 2022, the Company recorded inventory write-downs of $55,176, $15,108, and $30,089, respectively. Additionally, the Company established inventory valuation allowances of $32,367, $38,415, and $27,538 for the years ended December 31, 2024, 2023, and 2022, respectively.

NOTE 6 — PREPAID EXPENSE AND OTHER CURRENT ASSETS

The current portions of prepaid expense and other current assets consist of the following:

	December 31,	December 31,
	2024	2023
Prepaid operating cost	$1,939,706	$978,444
Prepaid service cost	51,730	52,363
Others	13,453	28,468
Total	$2,004,889	$1,059,275

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31,	December 31,
	2024	2023
Buildings	$7,620,784	$7,135,962
Machinery equipment and tools	6,244,008	5,545,278
Electronic devices	96,866	98,839
Office equipment	21,054	21,645
Vehicles	324,888	315,714
Construction in progress	230,966	1,084,596
Subtotal	14,538,566	14,202,034
Less: accumulated depreciation	(4,152,824)	(3,449,289)
Total	$10,385,742	$10,752,745

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $804,395, $871,445 and 615,050, respectively, of which $671,603, $777,291 and $546,305 were included in cost of revenues, respectively, and of which $132,792, $94,154 and $68,745 were included selling, general and administrative expenses, respectively.

During the year ended December 31, 2024, the Company disposed of certain portions of its manufacturing buildings and received cash proceeds of $2,779 (RMB 20,000). As a result, fixed assets with a costs basis of $158,739 (RMB 1,142,241) and related accumulated depreciation of $79,171 (RMB 569,693) were derecognized. This transaction resulted in a net loss of $77,109, which included a value-added tax (VAT) of $320. In addition, during 2024, the Company wrote off certain assets totaling $28,845 (RMB 207,556) that had previously been included in construction in progress.

Throughout 2023, the Company disposed of portions of its manufacturing buildings, resulting in cash proceeds of approximately $2.1 million (RMB 15.2 million). Consequently, fixed asset costs totaling $2.8 million and accumulated depreciation of $1.1 million were eliminated from the Company’s records. This transaction resulted in a net gain of $337,941. In addition, the Company sold a vehicle and recognized a gain of $1,176 during the year ended December 31, 2023.

As of December 31, 2024 and 2023, certain properties were pledged as collaterals to secure the Company’s bank loans from Rural Commercial Bank of Shandong and Bank of Weifang (see Note 10).

During the years ended December 31, 2024, 2023 and 2022, the Company did not recognize any impairment losses on its property, plant and equipment.

NOTE 8 — INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	December 31,	December 31,
	2024	2023
Land use rights	$4,630,496	$4,760,543
Less: accumulated amortization	(198,093)	(100,974)
Intangible assets, net	$4,432,403	$4,659,569

Amortization expense for the years ended December 31, 2024, 2023, and 2022 was $101,315, $100,689, and $29,618, respectively. Of these amounts, $77,737, $76,952, and $16,074 were included in cost of revenues, and $23,578, $23,737, and $13,544 were included in selling, general and administrative expenses, respectively.

As of December 31, 2024 and 2023, certain land use rights were pledged as collaterals to secure the Company’s bank loan from Bank of Weifang and Bank of Beijing (see Note 10).

During the years ended December 31, 2024, 2023 and 2022, the Company did not recognize any impairment losses on its intangible assets.

During the 2023, the Company sold part of its manufacturing buildings, resulting in a net gain of $337,941 (see Note 7). In connection with this transaction, a parcel of land use right was sold. As a result, land use right with a cost of $865,720 and related accumulated amortization of $243,160 was derecognized from the intangible assets. In 2023, the Company acquired two parcels of land use rights for a total consideration of $559,893. The land was reserved for future development.

Amortization of intangible assets attributable to future periods as of December 31, 2024 is as follows:

Twelve months ended	Amortization Amount
2025	$99,877
2026	99,877
2027	99,877
2028	99,877
2029	99,877
Thereafter	3,933,018
Total	$4,432,403

NOTE 9 — DEPOSIT FOR INVESTMENT IN JOINT VENTURE

On December 6, 2024, the Company deposited its capital contribution of approximately $32.9 million (RMB 239,979,300) into the bank account of Jinan Langchi Heavy Industry Co., Ltd. (“Langchi”), in anticipation of a joint venture investment. The deposit was funded with proceeds from a private placement completed on December 5, 2024. The Company plans to develop a new business with Langchi in Shandong Province, China. This amount is presented in the consolidated balance sheet as of December 31, 2024, under the line item “Deposit for Investment in Joint Venture.”

The joint venture agreement was executed on March 10, 2025, see Note 19 – Subsequent Events for details.

NOTE 10 — LOANS

Loans represent amounts payable to various banks and financial institutions in accordance with the scheduled payment terms outlined in the respective loan agreements. These loans are secured by collateral or guarantees and are classified as either short-term or long-term based on their respective maturities.

Short-term loans

Short-term loans consisted of the following:

		December 31,	December 31,
	Financial Institutions	2024	2023
1	Rural Commercial Bank of Shandong	$684,997	$704,235
2	Postal Savings Bank of China	-	704,235
3	Industrial and Commercial Bank of China	-	633,812
4	Bank of Beijing	958,996	845,082
5	Bank of Rizhao	1,095,996	690,151
6	Industrial Bank	-	760,574
7	Agricultural Bank of China	1,315,195	1,352,132
8	China Minsheng Bank	684,997	-
9	Weihai City Commercial Bank	1,095,996	-
	Short-term loans	5,836,177	5,690,221
	Add: current portion of long-term loans	243,075	36,620
	Total	$6,079,252	$5,726,841

For the years ended December 31, 2024 and 2023, the Company entered into various credit line and loan agreements with the aforementioned banks and financial institutions for an aggregated amount of approximately $5.84 million (excluded the current portion of long-term loans) and $5.69 million, respectively. Interest rates for the loans outstanding during the years ended December 31, 2024 and 2023 range from 2.00% to 6.29% per annum. Substantially all outstanding short-term loans are guaranteed by the CEO, the family members of the CEO, and the companies owned by those family members.

(1)	On November 22, 2023, the Company obtained a short-term loan of $704,235 (RMB 5,000,000) from the Rural Commercial Bank of Shandong (“RCBS”). The loan bore interest of 4.35% per annum and was due by November 21, 2024. The use of loan proceeds was restricted to purchasing raw materials for production. Security for this loan was provided through the pledging of various patents valued approximately at $2.2 million (RMB 16,000,000). Additionally, CEO and three family members provided personal guarantees for this loan. The loan was paid in full on November 21, 2024. On December 2, 2024, the Company obtained a new short-term loan of $684,997 (RMB5,000,000) from RCBS. The loan bears interest of 4.35% per annum and was due by November 26, 2025. The use of loan proceeds was restricted to purchasing raw materials for production. Security for this loan was provided through the pledging of various patents valued approximately at $2.2 million (RMB 16,000,000). Additionally, CEO and three family members provided personal guarantees for this loan.

(2)	On November 30, 2022, the Company and two of its related parties, jointly entered into a line of credit loan agreement with Postal Savings Bank of China (“PSBC”), which allow the Company to borrow revolving loans of $704,235 (RMB 5,000,000) from PSBC. The revolving loan bore interest of 5% per annum and was to expire on November 29, 2024. The loan was paid in full on November 2, 2024.

(3)	On March 9, 2023, the Company obtained a short-term small business loan of $633,812 (RMB 4,500,000) from the Industrial and Commercial Bank of China (“ICBC”). The loan bore interest of 4.35% per annum and was due by March 8, 2024. The use of loan proceeds was designated for working capital. The loan was also guaranteed by the two family members of the CEO. The Company repaid the loan in full amount on March 8, 2024.

(4)	On January 6, 2023, the Company obtained a $422,541 (RMB 3,000,000) short-term loan from the Bank of Beijing. The loan bore an interest of 4.3% per annum and was set to mature on January 6, 2024. The Company repaid this loan in full on January 5, 2024. On December 29, 2023, the Company acquired a second $422,541 (RMB 3,000,000) short-term loan from the Bank of Beijing. The loan bore interest of 4.30% per annum and was to mature on December 28, 2024. The loan was paid in full on December 20, 2024. On December 25, 2024, the Company obtained a new short-term loan of $958,996 (RMB7,000,000) from the Bank of Beijing. The loan bears interest of 3.10% per annum and is to mature on December 25, 2025. The use of loan proceeds is restricted to working capital for production. The loan is guaranteed by CEO and one family member of CEO. Land use rights and construction in progress valued approximately at $729,000 (RMB5,320,000) was pledged to secure this short-term loan. (see Note 8)

(5)	On February 14, 2023, the Company obtained $704,235 (RMB 5,000,000) from the Bank of Rizhao. Among $704,235, $140,847 (RMB 1,000,000) was a short-term loan for working capital only, $563,388 (RMB 4,000,000) was a short-term loan for purchase raw materials only. The loan bore interest of 5.50% per annum, and was set to mature on February 14, 2024. During January and February of 2024, the Company repaid the full amount of the loan. On April 17, 2024, the Company acquired a new short-term loan of $1,095,996 (RMB 8,000,000) from the Bank of Rizhao. The proceeds from this loan are designated solely for purchasing raw materials. The loan, with an interest rate of 3.7% per annum, is set to mature on April 10, 2025. To secure the loan, the Company pledged real estate valued approximately at $663,000 (RMB 4,836,000). Additionally, the CEO and three family members of the CEO have provided personal guarantees for this loan.

(6)	On August 14, 2023, the Company secured a short-term loan amounting to $760,574 (RMB 5,400,000) from Industrial Bank Co., Ltd. (“IBC”). This loan bore an interest rate of 4.35% per annum, was due for repayment on August 13, 2024. The funds obtained from this loan were earmarked exclusively for the Company’s working capital needs, particularly to support production activities. To secure the loan, the Company pledged accounts receivable valued approximately at $1.10 million (RMB 7,800,000). Additionally, a family member of the CEO provided a personal guarantee for this financial obligation. (Refer to Note 3 for further details). The Company repaid the loan in full amount on August 7, 2024.

(7)	On October 21, 2023, the Company obtained a $1,352,132 (RMB 9,600,000) short-term loan from the Agricultural Bank of China (“ABC”) The loan with an interest rate of 3.80% per annum was set to mature on September 21, 2024. The Company repaid the loan on September 21, 2024. The Company acquired a new short-term loan of $1,315,195 (RMB9,600,000) from the ABC on September 29, 2024. The new short-term loan bears an interest rate of 3.90 per annum and is set to mature on September 28, 2025. The proceeds from this loan are designated solely for the purchase of raw materials for production purposes. To secure the loan, the Company pledged real properties valued at $2.03 million (RMB 14,805,100). Moreover, a family member of the CEO has provided personal guarantees for this loan.

(8)

On August 30, 2024, the Company obtained a short-term loan of $1,369,994 (RMB 10,000,000) from China Minsheng Bank. The loan bears interest at an annual rate of 4.0% and is scheduled to mature on August 30, 2025. The proceeds were designated for working capital to purchase raw materials. On December 9, 2024, the Company repaid $684,997 (RMB 5,000,000). As of December 31, 2024, the outstanding loan balance was $684,997. The loan is secured by accounts receivable totaling $2,435,520 (RMB 17,777,592) and is personally guaranteed by two family members of the CEO.

(9)	On February 29, 2024, the Company secured a short-term loan amounting to $1,095,996 (RMB 8,000,000) from the Weihai City Commercial Bank. The proceeds from this loan are designated solely for purchasing raw materials. The loan carries an interest rate of 3.75% per annum and is set to mature on February 25, 2025. The CEO and three family members of the CEO have provided personal guarantees for this loan.

Interest expense pertaining to the above short-term loans for the years ended December 31, 2024, 2023 and 2022 amounted to $281,139, $450,929, and $317,000, respectively, which included in the “Interest and financing expenses, net” in the Company’s consolidated statements of operations and comprehensive income (loss). The weighted average interest rate for short-term loans was 4.35% and 5.70% for the years ended December 31, 2024 and 2023, respectively.

Long-term loans

		December 31,	December 31,
	Financial Institutions	2024	2023
1	Bank of Weifang	$136,999	$140,847
2	Bank of Weifang	1,224,775	1,264,807
3	Rural Commercial Bank of Shandong	1,912,512	1,969,041
4	Shenzhen Qianhai WeBank Co., Ltd.	273,998	-
	Long-term loans	3,548,284	3,374,695
	Less: current portion of long-term loans	(243,075)	(36,620)
	Total	$3,305,209	$3,338,075

On April 23, 2023, the Company entered into a loan agreement with the Bank of Weifang, securing approximately $1.37 million (RMB 10 million) aimed at bolstering working capital. The loan, bearing a 4.0% annual interest rate, is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $13,700 (RMB 100,000) each, culminating in a balloon payment of $1.30 million (RMB 9.5 million) at the term’s end. As security for the loan, the company has pledged real estate worth $1.37 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqin Liu and two family members. During 2023, the Company repaid a total of $1.23 million (RMB 9 million), resulting in a remaining loan balance of approximately $137,000 (RMB 1 million) as of December 31, 2024.

On May 10, 2023, the Company entered into a loan agreement with the Bank of Weifang, securing approximately $1.23 million (RMB 9 million) aimed at bolstering working capital. The loan, bearing a 4.0% annual interest rate, is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $2,740 (RMB 20,000) each, culminating in a balloon payment of $1.22 million (RMB 8.9 million) at the end of the term. As security for the loan, the company has pledged real estate worth $1.37 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqin Liu and three family members. The loan balance was approximately $1.22 million (RMB 8.9 million) as of December 31, 2024.

On April 28, 2023, the Company entered into a loan agreement with the Rural Commercial Bank of Shandong, securing approximately $1.92 million (RMB 14 million) aimed at bolstering working capital. The loan, bearing a 4.1% annual interest rate, is scheduled for maturity on April 27, 2026. The repayment plan is organized into six equal semi-annual installments of $1,370 (RMB 10,000) each, culminating in a balloon payment of $1.91 million (RMB 13.94 million) at the term’s end. As security for the loan, the company has pledged real estate worth $4.23 million (RMB 30.85 million). Additionally, personal guarantees have been provided by Mr. Yuanqin Liu and three family members. The loan balance is approximately $1.91 million (RMB 13.96 million) as of December 31, 2024.

On December 21, 2022, the Company entered into a loan agreement with Bank of Weifang to borrow approximately $9.6 million (RMB 70 million) for the acquisition of Yingxuan Assets. The loan had a fixed 35-month term with a maturity date on November 4, 2025, and bore an annual interest rate of 6.8%. The loan was required to be repaid in 6 semi-annually instalment payments within the loan terms. The loan was guaranteed by the CEO and the family members of the CEO, and certain third-party company. In addition, the Company pledged its properties and land use rights recorded at approximately $6.5 million and $4.3 million as collaterals to secure this loan, respectively. The loan was subsequently fully repaid in April 2023 without penalty of prepayment of the date thereof.

On January 30, 2024, the Company secured three 24-month loans totaling $410,998 (RMB 3.0 million) from Shenzhen Qianhai WeBank Co., Ltd. The proceeds from these loans are designated solely for working capital. The loans carry an interest rate of 6.29% per annum and are set to mature on February 1, 2026. Mr. Yuanqing Liu has provided personal guarantees for these loans. The loan balance is approximately $274,000 (RMB 2.0 million) as of December 31, 2024.

The future maturities of the long-term loan as of December 31, 2024 were as follows:

December 31,	Future Repayment
2025	$243,075
2026	3,305,209
Thereafter	-
Total	$3,548,284

Interest expense pertaining to the above long term loans for the years ended December 31, 2024, 2023 and 2022 amounted to $155,472, $91,135, and $22,000, respectively, which included in the “Interest and financing expenses, net” in the Company’s consolidated statements of operations and comprehensive income (loss).

NOTE 11 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	December 31,	December 31,
	2024	2023
Salary and welfare payable	$285,195	$125,426
VAT and other taxes payables	114,114	56,110
Interest payable	21,398	44,597
Deferred revenue	219,933	178,135
Other accrued expenses	54,072	90,764
Total	$694,712	$495,032

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

As of December 31, 2024 and 2023, the current portion of these financing liabilities was $0 and $44,244, respectively, and was included under “Other accrued expenses”. There were no non-current portion of financing liabilities as of December 31, 2024 and 2023, respectively. All financing liabilities were fully paid off as of December 31, 2024.

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

Finance lease right-of-use assets and liability were as follows:

	December 31,	December 31,
	2024	2023
Finance lease right-of-use assets	$-	$681,845

Finance lease liabilities, current	$-	$45,300
Finance lease liabilities, non-current	-	-
Total	$-	$45,300

Weighted-average remaining lease term (years)	0	0.46
Weighted-average discount rate	0.00%	5.84%

For the years ended December 31, 2024 and 2023, right-of-use assets of $626,414 and $508,617, respectively, were transferred to property and equipment upon full repayment of the related leases. As of December 31, 2024, the Company had no outstanding lease obligations.

The Components of lease expenses were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Finance Lease Cost:
Amortization of right-of-use assets	$37,335	$73,422	$10,744
Interest on lease liabilities	539	10,036	28,549
Total finance lease cost	$37,874	$83,458	$39,293

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

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, the current corporate income tax rate of 25% is applicable to all PRC companies, including both domestic and foreign-invested companies.

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

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Current tax provision	$39,615	$92,869	$264,467
Deferred tax provision (benefit)	(31,223)	(25,129)	15,602
Income tax expense	$8,392	$67,740	$280,069

The following table reconciles the statutory rates to the Company’s effective tax rate in the PRC:

	For the Years Ended December 31,
	2024	2023	2022
PRC statutory income tax rate	25%	25%	25%
Effect of income tax exemptions and reliefs	(10)%	(10)%	(10)%
Effect of additional deduction allowed for tax purposes	(6)%	(8)%	(6)%
Effective tax rate	9%	7%	9%

The tax effects of temporary differences that give rise to the deferred assets and liabilities were as follows:

	December 31,
Deferred Tax Assets	2024	2023
Depreciation and amortization	$28,948	$2,357
Allowance for CECL	6,971	7,916
Inventory reserve	4,854	-
Deferred tax assets	$40,773	$10,273

Aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC that are available for distribution at December 31, 2024 and 2023 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC.

The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2024 and 2023, the Company has not declared any dividends.

As of December 31, 2024 and 2023, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of December 31, 2024, income tax returns for the tax years ended December 31, 2020 through December 31, 2024 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2024 and 2023. In addition, the outcome of these examinations may impact on the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding $13,700 (RMB100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company’s management has evaluated the Company’s tax positions and concluded that provision for uncertainty in income taxes was not necessary as of December 31, 2024 and 2023.

NOTE 14 — CONCENTRATIONS

Customer concentration risk

For the years ended December 31, 2024, 2023 and 2022, the revenue from the largest customers accounted for 43%, 44%, and 48% of the Company’s total revenue, respectively; the revenue from the second largest customers accounted for 12%, 20%, and 23% of the Company’s total revenue, respectively. As of December 31, 2024 and 2023, the outstanding accounts receivable balance of the largest customers accounted for 42% and 48% of the total accounts receivable, respectively; the outstanding accounts receivable of the second largest customers accounted for 17% and 13% of the total accounts receivable, respectively.

Vendor concentration risk

For the years ended December 31, 2024, 2023 and 2022, purchase from one largest supplier accounted for 20%, 48%, and 50%, of our total purchase, respectively. As of December 31, 2024, the Company had neither an accounts payable balance, nor a prepaid balance with its largest supplier. As of December 31, 2023, the Company had a prepaid balance of $296,976 to its largest supplier, accounted for 29% of the Company’s total prepaid expenses.

Exchange Rate Risks

The Company’s PRC subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of December 31, 2024 and 2023, the RMB denominated cash and cash equivalents amounted to $903,228 and $809,199, respectively.

Concentration of Credit Risks

The Company’s operations are conducted in the People’s Republic of China (“PRC”). As such, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, as well as by the overall state of the PRC economy. The Company’s operations are subject to specific considerations and significant risks not typically associated with companies operating in North America. These risks include changes in governmental policies regarding laws and regulations, anti-inflationary measures, currency conversion and remittance restrictions, and tax rates and methods, among other factors. Such changes could have a material adverse effect on the Company’s results of operations and financial condition.

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and accounts receivable arising from its normal business activities. The Company places its cash with financial institutions it believes to be creditworthy. All cash is maintained with the banks in the PRC. Under PRC regulations, the maximum insured amount per financial institution per entity is approximately $69,000 (RMB 500,000). As of December 31, 2024 and 2023, the Company’s uninsured cash balances totaled approximately $546,000 and $430,000, respectively. The Company has not experienced any losses related to these bank deposits and believes it is not exposed to significant credit risk with respect to its cash balances.

The Company routinely evaluates the financial condition of its customers and establishes an allowance for doubtful accounts based on expected credit losses and other relevant risk factors. As a result, the Company believes its exposure to credit risk on accounts receivable, beyond the recorded allowance, is not significant.

NOTE 15 — RELATED PARTY

The related parties had transactions for the years ended December 31, 2024 and 2023 consist of the following:

Name of the related parties	Nature of the relationship
Jie Liu	CEO of the Company
Yuanqing Liu	Family member of the CEO, Father of the CEO
Ronglan Sun	Family member of the CEO, Mother of the CEO
Hongyu Hao	Family member of the CEO and Vice President of Purchase Department
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Li Liu	Family member of the CEO, Sister of the CEO
Yongqing Dong	Family member of the CEO

Amount due from (due to) a related party:

	December 31,	December 31,
	2024	2023
Jie Liu	$(17,875)	$350,983
Hongyu Hao	(629)	(68)
Yongqing Dong	(2,743)	(8,862)
Due from (due to) related parties, net	$(21,247)	$342,053

Balances due from and due to related parties primarily represent monetary advances and repayments made in the normal course of business. The amount advanced from and repaid to related parties for the years ended December 31, 2024, 2023 and 2022 were $1,064,327 and $1,051,514; $4,683,578 and $5,266,202; and $1,662,351 and $1,153,063, respectively. The Company advanced $351,924 to Mr. Jie Liu during 2023, and the amount due from him was fully repaid in 2024.

NOTE 16 — SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of December 31, 2024 and 2023 were presented after giving retroactive effect to the reorganization of the Company that was completed on April 12, 2021. Immediately before and after the reorganization, the shareholders of Hongli Shandong controlled Hongli Group or the Company. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control.

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

Share Based Compensation

On May 7, 2024, the Company issued 1,200,000 shares of its ordinary shares to three employees and officers as part of their 2024 compensation package. The shares were valued at $1.64 per share, based on the closing market price on May 6, 2024. As a result, $1,968,000 was recognized as wages and employment benefits expenses for the year ended December 31, 2024. Additionally, $120 was recorded as common stock and $1,967,880 as additional paid-in capital in the equity section of the consolidated financial statements.

Private Placement

On November 13, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”) for a private placement offering, pursuant to which the Company agreed to sell and issue 60,000,000 ordinary shares, par value $0.0001 per share, at a purchase price of $0.55 per share, for an aggregate purchase price of $33,000,000. The transaction closed on December 5, 2024. Upon closing, the Company issued 60,000,000 ordinary shares to the Purchasers and received gross proceeds of RMB239,984,300, equivalent to $33,000,000. The ordinary shares issued in this transaction were offered and sold in reliance on the exemption from registration provided by Rule 903 of Regulation S under the Securities Act of 1933, as amended.

NOTE 17 — SURPLUS RESERVE

The surplus reserves in the consolidated balance sheets mainly include the Company’s statutory reserve. In accordance with the relevant laws and regulations of the PRC, the Company is required to set aside at least 10% of its respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of its respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. During the years ended December 31, 2024 and 2023, no earnings were appropriated to surplus reserve. The statutory reserve of Hongli Shandong amounted to $370,683 and $370,683 as of December 31, 2024 and December 31, 2023.

NOTE 18 — COMMITMENT AND CONTINGENCIES

Yingxuan Acquisition

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, buildings, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately $17.1 million (RMB 125.0 million). During the year ended December 31, 2021, Hongli Shandong paid the deposit of approximately $2.1 million (RMB 15.0 million) from its working capital.

Following the signing of the letter of intent, in January 2021, Hongli Shandong signed asset transfer agreements with Yingxuan regarding the acquisition of the Yingxuan Assets. Pursuant to the asset transfer agreements, Hongli Shandong agreed to pay for the acquisition price in installments for approximately $7.1 million (RMB 52.0 million), $6.4 million (RMB 47.0 million) and $1.5 million (RMB 11.0 million), respectively, by the end of December 31, 2021, 2022 and 2023. The installments bear an annual interest of 7%. However, as mutually agreed, Hongli Shandong did not pay the agreed installment in fiscal year 2021 due to the delay of the acquisition of Yingxuan Assets, and Hongli Shandong made a prepayment of approximately $1.1 million (RMB 7.8 million) in 2021. The title of use rights of two parcels of industrial land, buildings, facilities and infrastructure for consideration of approximately $11.7 million (RMB 85.2 million) were transferred to Hongli Shandong on June 13, 2022.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement with Yingxuan. Based on the mutual agreement between the Hongli Shandong and Yingxuan, the annual interest of 7% was waived as the transfer of Yingxuan Assets was delayed due to the impact of the COVID-19 pandemic and the total consideration was adjusted to approximately $20.7 million (RMB 151.4 million) given effect of the demolition compensation to be assigned to Hongli Shandong. Meanwhile, both parties also agreed that the demolition compensation to be reimbursed by the local government in relation to Yingxuan Assets will belong to the Hongli Shandong.

The Company made a payment of approximately $0.3 million (RMB 2.0 million) to Yingxuan in January 2024.

As of December 31, 2024, the Company had made cumulative payments of approximately $17.0 million (RMB 124.2 million) to Yingxuan in connection with the acquisition of real estate and land use rights. Of this amount, assets totaling approximately $11.7 million (RMB 85.2 million) had been legally transferred to the Company. The remaining assets, valued at approximately $9.1 million (RMB 66.2 million), had not yet been transferred as of the filing date of this report. A remaining balance of approximately $3.7 million (RMB 27.2 million) is contractually payable only upon completion of the legal title transfer for the remaining real estate and land use rights. As this payment obligation is contingent on the occurrence of a future event, no liability has been recognized as of December 31, 2024.

Management is actively working with Yingxuan and relevant government authorities to facilitate the completion of the legal title transfer. The Company expects the transfer to be finalized, but the timing may be impacted by legal or administrative delays. The Company continues to monitor developments and evaluate any potential financial or operational impact.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

NOTE 19 – SEGMENT REPORTING

The Company adopted Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures on January 1, 2024. This update enhances segment reporting by requiring disclosure of significant expense categories and other items regularly reviewed by the chief operating decision maker (“CODM”), even for entities with a single reportable segment.

The Company operates as a single reportable segment. The CODM, identified as the Chief Executive Officer, reviews consolidated financial information and manages the business as a single unit. The Company manufactures and sells agricultural machinery cab assemblies, construction machinery cab assemblies, excavator cab assemblies, and special-shaped steel pipes. All products are manufactured at a single facility located in China.

During the year ended December 31, 2024, approximately 14% of revenue was derived from export sales to South Korea, with the remainder from customers in China. The CODM does not evaluate performance based on geographic region, as the products, production processes, customer base, and distribution channels are consistent across all markets.

The measure of segment profit or loss used by the CODM is operating income. The following significant expense categories are regularly provided to and reviewed by the CODM:

●	Cost of revenues
●	Research and development expenses
●	Sales and marketing expenses
●	General and administrative expenses

The CODM does not review information on segment assets, liabilities, or capital expenditures; therefore, such information is not disclosed.

NOTE 20 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were issued. Based on this evaluation, and except as disclosed below, the Company did not identify any subsequent events that require adjustment to, or disclosure in, the financial statements in accordance with U.S. GAAP.

Short-Term Loans

On February 11, 2025, the Company obtained a short-term loan of $274,000 (RMB 2,000,000) from China Minsheng Bank. The loan bears interest at an annual rate of 3.3% per annum and is scheduled to mature on February 11, 2026. The proceeds were designated for working capital to purchase raw materials. The loan is secured by accounts receivable totaling $2,435,520 (RMB 17,777,592) and is personally guaranteed by the CEO and two family members.

On April 10, 2025, the Company repaid a short-term loan of $1,095,996 (RMB 8,000,000) to the Bank of Rizhao and obtained a new short-term loan of $685,000 (RMB 5,000,000) from the same bank. The proceeds from the new loan are designated solely for the purchase of raw materials. The loan bears interest at an annual rate of 3.5% per annum and is scheduled to mature on April 10, 2026. To secure the loan, the Company pledged real estate with an approximate value of $663,000 (RMB 4,836,000). In addition, the CEO and three of the CEO’s family members provided personal guarantees for the loan.

Investment in Joint Venture

On March 10, 2025, Shandong Xiangfeng Heavy Industry Co., Ltd. (“WFOE”) entered into an Investment Framework Agreement (the “Agreement”) with Zhongke Hongyuan (Beijing) Holdings Co., Ltd. (“Zhongke”). Pursuant to the Agreement, WFOE and Zhongke agreed to establish a joint venture entity named Jinan Langchi Heavy Industry Co., Ltd. (“Langchi”). Zhongke will hold a 60% equity interest in Langchi, while WFOE will hold the remaining 40%. Zhongke committed to contribute capital totaling approximately $41.1 million (RMB 300 million), and WFOE committed to contribute approximately $32.9 million (RMB 239.98 million). WFOE will act solely as an investor and will not participate in the management or operations of the joint venture. Both parties are required to transfer their respective capital contributions to Langchi by June 30, 2025. The initial term of the Agreement is effective from March 10, 2025 through December 31, 2025, and may be renewed upon mutual consent. On December 6, 2024, WFOE deposited its capital contribution of approximately $32.9 million (RMB 239,979,300) following the receipt of proceeds from a private placement completed by the Company. This amount is presented in the consolidated balance sheet as December 31, 2024, under the line item, “Deposit for investment in joint venture”.

Related Party Transaction

For the four months ending April 30, 2025, the Company received advances totaling $1.03 million from its related parties and repaid $0.62 million during the same period.

NOTE 21 — RESTRICTED NET ASSETS OR PARENT COMPANY’S CONDENSED FINANCIAL STATEMENTS

The following condensed financial statements present the financial position and results of operations of Hongli Group Inc. (the Parent Company), which is a holding company with several subsidiaries. The condensed financial information is provided in accordance with Schedule I of Article 5-04 of Regulation S-X, issued by the U.S. Securities and Exchange Commission.

HONGLI GROUP INC.

CONDENSED BALANCE SHEETS (UNAUDITED)

	As of December 31,
	2024	2023
Assets
Cash	$4,654	$4,676
Due from subsidiaries, net	40,422,613	7,422,613
Investment in subsidiaries	13,066,029	13,680,265
Total Assets	$53,493,296	$21,107,554

Liabilities and Equity
Current liability	$1	$1
Total Liabilities	1	1
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 73,438,750 and 12,238,750 shares issued and outstanding as of December 31, 2024 and 2023, respectively	7,344	1,224
Additional paid-in capital	42,998,556	8,036,676
Statutory reserves	370,683	370,683
Retained earnings	11,724,070	13,605,705
Accumulated other comprehensive loss	(1,607,358)	(906,735)
Total Hongli Group Inc. stockholders’ equity	53,493,295	21,107,553
Total Liabilities and Equity	$53,493,296	$21,107,554

HONGLI GROUP INC.

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

For the Years Ended December 31,

	2024	2023
Revenue	$-	$-
Share of profit in subsidiaries	86,387	864,733
Share based compensation	(1,968,000)	-
Other general and administrative expenses	(22)	(11)
Total operating expenses	(1,968,022)	(11)
Net (loss) income	(1,881,635)	864,722
Other comprehensive income (loss):
Foreign currency translation adjustments	(700,623)	(659,161)
Comprehensive income (loss)	$(2,582,258)	$205,561

HONGLI GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Years Ended December 31,

	2024	2023
Cash Flows from Operating Activities
Net (loss) income	$(1,881,635)	$864,722
Non cash adjustment	(86,387)	(864,733)
Share based compensation	1,968,000	-
Adjustments to reconcile net income to net cash used in operating activities:
Increase in accrued liabilities	-	1
Net Cash Used in Operating Activities	(22)	(10)

Cash Flows from Investing Activities:
Advance to subsidiary		(8,368,965)
Net Cash Used in Investing Activities	-	(8,368,965)

Cash Flows from Financing Activities:
Proceeds from initial public offering, net of costs	-	7,228,964
Proceeds from exercise of option, net of costs	-	1,144,687
Net Cash Provided by Financing Activities	-	8,373,651

Net (decrease) increase in cash and cash equivalents	(22)	4,676
Cash and cash equivalents - beginning of the year	4,676	-
Cash and cash equivalents - end of the year	$4,654	$4,676

Non-cash investing and financing activities:
Offering costs paid by subsidiary	$-	$946,352
Proceeds of private placement deposited into WOFE account	$33,000,000	$-

There were no reportable transactions as of December 31, 2022 and for the year then ended as the parent company was formed in 2021 and only serves as a holding company with minimal transactions.