Form 20-F
period 2025-12-31
Hongli Group Inc.
filed 2026-05-13
CIK 1855557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

No. 777, Daiyi Road

Changle County, Weifang City

Shandong Province, China, 262400

Tel: +86 0536-2180886

(Address of principal executive offices)

Jie Liu, Chief Executive Officer

Tel: +86 0536-2180886

Email: zongjingban@hongli-profile.com

No. 777, Daiyi Road

Changle County, Weifang City

Shandong Province, China, 262400

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

As of December 31, 2025, the issuer had 73,438,750 Ordinary Shares issued and outstanding.

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

●	Unless specifically described otherwise, as used in this Annual Report (except in the context of describing our consolidated financial information), the terms “we,” “us,” “our company,” “our”, and “Hongli” refer to Hongli Group Inc., a Cayman Islands holding company, and its subsidiaries;

●	“CRF” refers to cold roll forming;

●	“CNC” refers to computer number control;

●	“Hongli Cayman” refers to Hongli Group Inc., a Cayman Islands exempted company;

●	“Hongli Development” refers to Hongli Development Limited, a British Virgin Islands company;

●	“Hongli HK” refers to Hongli Hong Kong Limited, a Hong Kong company and a direct wholly owned subsidiary of Hongli Cayman;

●	“Hongli Shandong” and/or “VIE” refer to Shandong Hongli Special Section Tube Company Limited, a PRC company;

●	“Haozhen Beijing” refers to Beijing Haozhen Heavy Industry Technology Company Limited, a PRC company and a direct 97% owned subsidiary of VIE;

●	“Hongli WFOE” refers to Shandong Xiangfeng Heavy Industry Co., Ltd., a PRC company and a direct wholly owned subsidiary of Hongli HK;

●	“Maituo Shandong” refers to Shandong Maituo Heavy Industry Company Limited, a PRC company and a direct wholly owned subsidiary of VIE;

●	“Haozhen Shandong” refers to Shandong Haozhen Heavy Industry Technology Company Limited, a PRC company and a direct 70% owned subsidiary of VIE;

●	“the PRC operating entities” refers to the VIE and its subsidiaries;

●	“ROP” refers to a rollover protective structure;

●	“China” and “PRC” refer to the People’s Republic of China, including, for the purposes of this Annual Report, Macau and Hong Kong;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Hongli Group, Inc., par value $0.0001 per share; and

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of mainland China, all references to “HKD” are to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2024 and 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB7.1875 to USD 1, the year-end spot rate on December 31, 2025 or at the rate of RMB6.9931 to USD 1, the average rate for the year ended December 31, 2025. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information-D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Contractual Arrangements between Hongli WFOE and Hongli Shandong

Hongli WFOE, a wholly subsidiary of Hongli Cayman, and Hongli Shandong entered into a series of contractual arrangements in April 2021 (the “Contractual Arrangements”). Such Contractual Arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and irrevocable spousal consent letters. Neither Hongli Cayman nor its subsidiaries own any equity interests in the PRC operating entities.

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

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over the use of variable interest entities for overseas listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As we chose such VIE structure, we understand that we are subject to certain risks and uncertainties that may not otherwise exist if we had direct equity ownership in the operating entities. The VIE structure has inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the Contractual Arrangements. See “Item 3. Key Information - D. Risk Factors - We rely on Contractual Arrangements with the VIE and the shareholders of the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.” We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the Contractual Arrangements with Hongli Shandong, its founders and owners, in PRC because all of our Contractual Arrangements are governed by the mainland China laws and provide for the resolution of disputes through arbitration in the PRC, where the legal environment is not as developed as in the United States. See “Item 3. Key Information - D. Risk Factors - Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our results of operation.” Furthermore, these Contractual Arrangements may not be enforceable in China if PRC government authorities or courts take a view that such Contractual Arrangements contravene applicable PRC laws and regulations or are otherwise not enforceable for public policy reasons. See “Item 3. Key Information - D. Risk Factors - The Chinese government exerts substantial influence over the manner in which we and the PRC operating entities must conduct business activities.” In the event we are unable to enforce these Contractual Arrangements, we may not be able to consolidate the financial results of Hongli Shandong, and our results of operation may be materially and adversely affected. For more information, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Corporate Structure” and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China.”

Permission Required from the PRC Authorities for the VIE’s Operation.

The operation of the PRC operating entities is governed by laws and regulations in mainland China. The PRC operating entities have received all requisite permissions and approvals from the government authorities or agencies in mainland China to conduct its current business in mainland China. Hongli Cayman and its subsidiaries as well as the PRC operating entities have not received any denial from the mainland China government authorities or agencies for the VIE’s operation in mainland China. Hongli HK is a holding company with no operation except that Hongli HK holds all of the outstanding equity of Hongli WFOE and may distribute any dividends or payments (if any) received from Hongli WFOE to Hongli Cayman as dividends or transfer the cash proceeds from Hongli Cayman to Hongli WFOE. As of the date hereof, Hongli HK has received all the requisite license or permits from Hong Kong government with regards to its activities.

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

Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Ordinary Shares, causing significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless. See “Item 3. Key Information-D. Risk Factor - Uncertainties with respect to the PRC legal system could have a material adverse effect on us”; “Item 3. Key Information-D. Risk Factor - Our failure to obtain prior approval of the China Securities Regulatory Commission for the listing and trading of our Ordinary Shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our Ordinary Shares”; “Item 3. Key Information-D. Risk Factor - New rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC recently”; and “Regulation - Regulation Related to M&A Regulations and Overseas Listings.”

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with twelve other government agencies in mainland China, published the Measures for Cybersecurity Review which became effective on February 15, 2022, which required that any “network platform operator” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. As the PRC operating entities’ business is engaged in cold roll formed steel profile manufacturing in mainland China and do not involve the collection of personal data of at least 1,000,000 users, implicate cybersecurity, we believe that neither we, nor the PRC operating entities are “network platform operator(s)”, and subject to the cybersecurity review of the CAC. On July 7, 2022, the CAC issued the Security Assessment Measures for Outbound Data Transfers which became effective on September 1, 2022, and it requires that a data processor to provide data abroad under specific circumstances shall apply for the security assessment in respect of the outbound data transfer. As the PRC operating entities do not engage in any operation of information in infrastructure or involve the process of personal data of more than 1,000,000 individual, and have not provided over 100,000 individual’s personal information or over 10,000 individual’s sensitive personal information since January 1 of the last years abroad, further, the PRC operating entities have not involved the “important data” under the Security Assessment Measures for Outbound Data Transfer. We believe that we, our subsidiaries, or the VIE are not subject to the security assessment of outbound data transfer under the Security Assessment Measures for Outbound Data Transfers. As of the date of this Annual Report, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy, personal information and information and outbound data transfer in all material respects, including the data privacy, personal information and outbound data transfer requirements of the CAC, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review or security assessment of outbound data transfer. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. If we (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it may result in fines or other penalties, including suspension of business, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. If we are not able to fully comply with the Measures for Cybersecurity Review, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless. See “Item 3. Key Information-D. Risk Factor - In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, though such oversight is not applicable to us, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business of the PRC operating entities, our listing on the Nasdaq Capital Market, financial condition, results of operations, and the offering.”

Dividend Distributions or Transfers of Cash among Hongli Cayman, Its Subsidiaries, and the PRC Operating Entities

As of the date of this Annual Report, none of Hongli HK, Hongli WFOE have made any dividends to Hongli Cayman. As of the date of this Annual Report, no dividends or distributions have been made to any U.S. investors. We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As of the date of this Annual Report, Hongli Cayman, Hongli HK, Hongli WFOE as well as the PRC operating entities have not adopted or maintained any other cash management policies and procedures.

Hongli Cayman is a holding company with no material operations of its own and does not directly generate any revenue. Cash proceeds raised from overseas financing activities, including the cash proceeds from any securities offering, may be transferred by Hongli Cayman to Hongli HK, and then transferred to Hongli WFOE via capital contribution or shareholder loans, as the case may be. Cash proceeds may flow to the VIE from Hongli WFOE pursuant to certain contractual agreements between Hongli WFOE and the VIE as permitted by the applicable PRC regulations. The process for sending such proceeds back to the mainland China may be time-consuming after the closing of the offering. We may be unable to use these proceeds to grow the business of the PRC operating entities until the PRC operating entities receive such proceeds in mainland China. Any transfer of funds by the offshore holding company to the entities in the PRC, either as a loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in mainland China. Any foreign loans procured by the PRC operating entities and Hongli WFOE is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) or its local branches or satisfy relevant requirements, and Hongli WFOE may not procure foreign loans which exceed the difference between their respective total project investment amount and registered capital or 3.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of Hongli WFOE, and the VIE may not procure foreign loans which exceed 3.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of the VIE. According to the applicable PRC regulations on foreign-invested enterprises in mainland China, capital contributions to the PRC operating entities are subject to registration with the competent market regulation authority, reporting of foreign investment information through the enterprise registration system and the National Enterprise Credit Information Publicity System, and foreign exchange registration with a qualified bank, to the extent applicable. See “Item 3. Key Information-D. Risk Factors - Risks Related to Doing Business in China - Mainland China regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of future offering to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand the business of the PRC operating entities.”

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

In addition, the mainland China government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of mainland China and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China and may adversely affect our business, financial condition and results of operations. See “Item 3. Key Information-D. Risk Factors - Risks Related to Doing Business in China - Restrictions on currency exchange may limit our ability to utilize our revenues effectively.”

If we are considered a mainland China tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. Certain payments from the VIE, Hongli Shandong, to Hongli WFOE are subject to mainland China taxes, including VAT.

In addition, each of Hongli WFOE and the PRC operating entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund its statutory reserve until such reserve reaches 50% of its registered capital. After making allocations to the statutory reserve, each such entity may, upon approval by its shareholders’ meeting, set aside a portion of its after-tax profits to fund a discretionary reserve. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland China project. However, the 5% withholding tax rate does not automatically apply, and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the mainland China project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower mainland China withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by Hongli WFOE to its immediate holding company, Hongli HK. As of the date of this Annual Report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Hongli HK intends to apply for the tax resident certificate when Hongli WFOE plans to declare and pay dividends to Hongli HK. See “Item 3. Key Information-D. Risk Factors - Risks Related to Doing Business in China - There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Hongli WFOE, and dividends payable by Hongli WFOE to Hongli HK may not qualify to enjoy certain treaty benefits.”

Financial Information Related to the VIE

The following tables present selected condensed consolidating statements of operations and comprehensive income (loss), and cash flows for the years ended December 31, 2025, 2024 and 2023, and the selected condensed consolidating balance sheets as of December 31, 2025 and 2024, which showing financial information for parent company, Hongli Cayman, its subsidiaries (Hongli HK and Hongli WFOE), the VIE and its subsidiaries, eliminating entries and consolidated information.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2025
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
	US$	US$	US$	US$	US$	US$
Revenues	-	-	-	19,600,691	-	19,600,691
Consulting fee income from VIE and VIE’s subsidiaries	-	-	1,952,276	-	(1,952,276)	-
Share of income from VIE	1,952,276	1,952,276	-	-	(3,904,552)	-
Share of income from subsidiary	(9,414)	23	9,391	-	-	-
Benefits through VIE and VIE’s subsidiaries	-	-	-	-	-	-
Consulting fee in relation to services rendered by Hongli WFOE	-	-	-	(1,952,276)	1,952,276	-
Net income (loss)	1,942,840	1,952,276	1,952,276	-	(3,904,552)	1,942,840
Comprehensive income (loss)	3,686,640	3,696,076	3,696,076	652,188	(7,392,152)	4,338,828

	For the Year Ended December 31, 2024
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
	US$	US$	US$	US$	US$	US$
Revenues	-	-	-	14,105,620		14,105,620
Consulting fee income from VIE and VIE’s subsidiaries	-	-	146,528		(146,528)	-
Share of income from VIE	146,528	146,528	-	-	(293,056)	-
Share of income from subsidiary	60,143	(1)	(60,142)	-	-	-
Benefits through VIE and VIE’s subsidiaries	-	-	-	-	-	-
Consulting fee in relation to services rendered by Hongli WFOE	-	-	-	(146,528)	146,528	-
Net income (loss)	(1,761,351)	146,528	26,244	-	(293,056)	(1,881,635)
Comprehensive income (loss)	(1,761,351)	146,528	299,572	(381,527)	(293,056)	(2,582,258)

	For the Year Ended December 31, 2023
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
	US$	US$	US$	US$	US$	US$
Revenues	-	-	-	15,997,954	-	15,997,954
Consulting fee income from VIE and VIE’s subsidiaries	-	-	780,491	-	(780,491)	-
Share of income from VIE	780,491	780,491	-	-	(1,560,982)	-
Share of income from subsidiary	64,242	299	(64,541)	-	-	-
Benefits through VIE and VIE’s subsidiaries	-	-	-	-	-	-
Consulting fee in relation to services rendered by Hongli WFOE	-	-	-	(780,491)	780,491	-
Net income	864,722	780,491	780,491	-	(1,560,982)	864,722
Comprehensive income (loss)	590,315	526,084	526,084	(384,754)	(1,052,168)	205,561

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2025
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
	US$	US$	US$	US$	US$	US$
Cash, cash equivalents and restricted cash	4,632	1,744	41,819	1,836,972	-	1,885,167
Consulting fee receivable due from VIE and VIE’s subsidiaries	-	-	-	-	-	-
Total current assets	40,427,244	8,368,644	8,279,201	17,016,567	(58,007,596)	16,084,060
Investments in VIE	16,259,895	16,259,895	16,259,895	-	(48,779,685)	-
Investments in subsidiaries	(5,314)	(4,993)	-	-	10,307	-
Exchange adjustments	1,150,299	-	-	-	(1,150,298)	-
Accumulated benefits through VIE and VIE’s subsidiaries	-	-	-	-	-	-
Total non-current assets	-	-	34,316,583	21,790,002	-	56,106,585
Total Assets	57,832,124	24,623,546	58,855,679	38,806,569	(107,927,273)	72,190,645
VIE and subsidiaries profit shared with parent and pledged equity	1	16,254,581	16,308,533	16,259,895	(48,823,009)	-
Total Liabilities	-	24,623,546	58,855,679	38,806,569	(107,927,273)	14,358,522
Total Shareholders’ Equity	57,832,123	-	-	-	-	57,832,123
Total Liabilities and Shareholders’ Equity	57,832,124	24,623,546	58,855,679	38,806,569	(107,927,273)	72,190,645

	As of December 31, 2024
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
	US$	US$	US$	US$	US$	US$
Cash, cash equivalents and restricted cash	4,654	1,767	46,083	872,282	-	924,786
Consulting fee receivable due from VIE and VIE’s subsidiaries	-	-	-	-	-	-
Total current assets	40,427,266	8,368,667	7,941,103	12,823,007	(57,624,662)	11,935,381
Investments in VIE	13,655,431	13,655,431	13,655,431	-	(40,966,293)	-
Investments in subsidiaries	4,101	4,399	-	-	(8,500)	-
Exchange adjustments	(593,502)	-	-	-	593,502	-
Accumulated benefits through VIE and VIE’s subsidiaries	-	-	-	-	-	-
Total non-current assets	-	-	32,877,029	20,198,011	-	53,075,040
Total Assets	53,493,296	22,028,497	54,473,563	33,021,018	(98,005,953)	65,010,421
VIE and subsidiaries profit shared with parent and pledged equity	-	13,659,532	13,701,989	13,655,431	(41,016,952)	-
Total Liabilities	1	22,028,497	54,473,563	33,021,018	(98,005,953)	11,517,126
Total Shareholders’ Equity	53,493,295	-	-	-	-	53,493,295
Total Liabilities and Shareholders’ Equity	53,493,296	22,028,497	54,473,563	33,021,018	(98,005,953)	65,010,421

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2025
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(22)	(23)	(6,112)	907,258	(22,834)	878,267
Net cash (used in) provided by investing activities	-	-	-	(1,261,573)	-	(1,261,573)
Net cash provided by (used in) financing activities	-	-	-	1,255,752	-	1,255,752

	For the Year Ended December 31, 2024
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(33,000,022)	1	33,317,755	(381,390)	(350,378)	(414,034)
Net cash (used in) provided by investing activities	-	-	(33,350,376)	38,567	-	(33,311,809)
Net cash provided by (used in) financing activities	33,000,000	-	5,559	503,018	-	33,508,577

	For the Year Ended December 31, 2023
	Hongli Cayman (Cayman Islands)	Subsidiary (Hong Kong)	Hongli WFOE (Mainland China)	VIE and Its Subsidiaries	Eliminations	Consolidated Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(10)	(299)	84,567	1,517,286	(716,627)	884,917
Net cash (used in) provided by investing activities	(8,368,965)	2,065	(9,561)	(2,253,634)	8,376,461	(2,253,634)
Net cash provided by (used in) financing activities	8,373,651	-	-	(586,781)	(7,404,776)	382,094

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIE

Balance, December 31, 2023	$13,680,265
Comprehensive income for the year	205,561
Balance, December 31, 2024	13,066,030
Comprehensive loss for the year	$(2,582,258)
Balance, December 31, 2025	17,404,880
Comprehensive loss for the year	$4,338,828

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

Foreign Private Issuer Status

We are incorporated and registered in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be subject to the insider short-swing profit disclosure and recovery regime.

Implication of The Holding Foreign Companies Accountable Act

Our Ordinary Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to inspect our auditors for two consecutive years.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. Our auditor, HTL International, LLC, headquartered in Houston, Texas, is an independent registered public accounting firm with the PCAOB, subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL is subject to inspection by the PCAOB on a regular basis, and HTL is not subject to the PCAOB determinations as of the date of this annual report. Notwithstanding the foregoing, in the future, if either there is any regulatory change or step taken by PRC regulators that does not permit HTL International, LLC to provide audit documentation located in mainland China or Hong Kong to the PCAOB for inspection or investigation or the PCAOB expands the scope of the Determination Report so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including on a national exchange and on “over-the-counter” markets, may be prohibited under the HFCA Act. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The PCAOB was required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. See “Item 3. Key Information-D. Risk Factors - Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” for more information.

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

Risks Related to the Business and Industry

Risks and uncertainties related to the business and industry of the PRC operating entities include, but are not limited to, the following:

●	Our entrusted investment arrangement relating to a potential investment project may not result in a completed transaction or the timely recovery of our deposit, which could adversely affect our liquidity and results of operations. (see page 12)

●	Our acquisition of the Yingxuan Assets may be delayed or may not be completed as expected, which could adversely affect our expansion plans, operations and financial condition. (see page 12)

●	Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations. (see page 13)

●	The business of our PRC operating entities involves occupational hazards to their workforce. (see page 13)

●	The PRC operating entities may not be able to accurately forecast demand for their products. (see page 15)

●	Environmental regulations impose substantial costs and limitations on the PRC operating entities’ operations. (see page 13)

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We rely on Contractual Arrangements with the VIE and the shareholders of the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. (see page 22)

●	Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our results of operation. (see page 22)

●	Contractual Arrangements in relation to the VIE may be subject to scrutiny by the mainland China tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment. (see page 24)

●	If the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding, its ability to operate its business might be materially and adversely hindered, which could materially and adversely affect our results of operations. (see page 25)

Risks Related to Doing Business in China

Hongli WFOE and PRC operating entities are based in mainland China, Hongli HK is established in Hong Kong as a holding company, and the PRC operating entities have all of their operations in China, and therefore, we and the PRC operating entities face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us. (see page 27)

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. (see page 36)

●	China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and could have a material adverse effect on the PRC operating entities’ business and the value of our Ordinary Shares. (see page 28)

●	The Chinese government exerts substantial influence over the manner in which we and the PRC operating entities must conduct business activities. (see page 29)

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares, including, but not limited to, the following:

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. (see page 43)

●	We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. (see page 45)

Risks Related to the Business and Industry

Our entrusted investment arrangement relating to a potential investment project may not result in a completed transaction or the timely recovery of our deposit, which could adversely affect our liquidity and results of operations.

On December 6, 2024, Hongli WFOE deposited approximately $32.9 million (RMB239.98 million) in anticipation of a proposed investment project. After the related framework agreement expired on December 31, 2025 without completion of the contemplated investment, the investment amount was transferred to an account designated by Shanghai Zhuofan Industrial Co., Ltd. in connection with a new entrusted investment arrangement. Shanghai Zhuofan, SBI China Mega Asset Management Limited and Hongli WFOE also entered into a project investment entrustment service agreement under which potential investment projects are to be sourced and screened. As of the date of this annual report, no investment project has been completed. There can be no assurance that any suitable investment opportunity will be identified, that any transaction will be completed on acceptable terms or at all, or that the deposited amount will be returned in a timely manner if no transaction is consummated. Any delay, dispute or failure in connection with this arrangement could adversely affect our liquidity, business, financial condition and results of operations.

Our acquisition of the Yingxuan Assets may be delayed or may not be completed as expected, which could adversely affect our expansion plans, operations and financial condition.

In November 2020, Hongli Shandong began the acquisition of the Yingxuan Assets, consisting of certain industrial land use rights, buildings, facilities and infrastructure, and later amended the total consideration to approximately $21.9 million. As of December 31, 2025, we had made cumulative payments of approximately $18.9 million in connection with this acquisition. However, assets with a value of approximately $7.7 million had not yet been legally transferred to us as of the filing date of this annual report. In addition, a remaining balance of approximately $2.8 million is contractually payable only upon completion of the legal title transfer for the remaining real estate and land use rights. See “Item 4. Information on the Company – B. Business Overview – Facilities and Equipment of the PRC Operating Entities – Yingxuan Assets Purchase.”

The completion of the transfer of the remaining Yingxuan Assets is subject to legal, administrative and other uncertainties, including the timely completion of title transfer procedures and coordination with the relevant counterparties and government authorities. If the transfer of the remaining Yingxuan Assets is significantly delayed or cannot be completed on acceptable terms, our expansion plans may be delayed or adversely affected, and we may not realize the expected operational or strategic benefits of the acquisition. Any such delay or failure could adversely affect our production planning, business operations, financial condition and results of operations.

Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.

We may face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our supply chain, operations, and consumer demand. In particular, trade tensions between the United States and China have resulted in, and may continue to result in, changes in tariff policies, import and export restrictions, sanctions, trade barriers and other protectionist measures. In 2025, the United States and China announced multiple rounds of tariff increases and retaliatory measures, although some of those measures were later suspended, reduced or otherwise modified. As of the date of this annual report, U.S.-China trade measures, including reciprocal tariffs, tariffs imposed in connection with the fentanyl-related national emergency, Section 301 tariffs, Section 232 tariffs and related exclusions and suspensions, continue to evolve and remain subject to further change.

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

Moreover, such tensions may lead to consumer boycotts, increased security measures, and travel restrictions, all of which could negatively affect our ability to conduct business, maintain supply chain operations, and expand into new markets. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations. However, our current business operations are primarily focused on the domestic Chinese and South Korean markets, and we have not exported products to the United States in the near future. Our revenues from South Korean market have remained stable, with business volume increasing compared to the same period last year. In the first quarter of 2026, sales in South Korea reached RMB5.4 million ($0.75 million), representing an increase of RMB0.8 million ($0.11 million), or 16%, from RMB4.7 million ($0.65 million) in the same period last year. Orders have continued to grow in the second quarter of 2026 as well. As such, the recent changes in the international trade landscape are not expected to have a material impact on our day-to-day operations.

The business of our PRC operating entities involves occupational hazards to their workforce.

The operations of our PRC operating entities rely heavily on their workforce, which is exposed to a wide range of operational hazards typical for the steel-making industry. These hazards arise from working at industrial sites, operating heavy machinery and performing other hazardous activities. Although the PRC operating entities provide their workforce with occupational health and safety training and believe that their safety standards and procedures are adequate, accidents at their sites and facilities have occurred in the past and may occur in the future as a result of unexpected circumstances, failure of employees to follow proper safety procedures, human error or otherwise. If any of these circumstances were to occur in the future, they could result in personal injury, business interruption, possible legal liability, damage to our business reputation and corporate image and, in severe cases, fatalities, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. The PRC operating entities have job-related injury insurance to protect them against such risks, but recoveries under the insurance coverage that we obtain in the future, if any, may not fully offset their costs in the event of a claim.

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

As the PRC operating entities profile products are applied to different kinds of machineries and equipment manufactured by enterprises in South Korea, Japan, and United States, the demands of the machineries and equipment in the world will to a certain extent impact the business of the PRC operating entities. Further, the PRC operating entities offer a broad range of products exported to South Korea, Japan, and United States, so the business of the PRC operating entities also depend upon factors relating to global economic conditions such as business conditions, interest rates, availability of credit, and applicable taxation in regional and local markets where they sell their products.

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

If the PRC operating entities fail to manage their growth effectively, their business, financial condition and results of operations could be materially and adversely affected.

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

The principal raw material used to manufacture the products of the PRC operating entities is steel. The manufacturing operations of the PRC operating entities depend heavily on the availability of raw materials. The availability of raw materials may decline and their prices may fluctuate greatly. During the fiscal years ended December 31, 2025, 2024 and 2023, Hongli Shandong, the VIE, purchased a total of approximately $4.4 million, $2.5 million, and $3.6 million, respectively, of raw materials from our top four suppliers, which accounted for approximately 45%, 35%, and 48% of our raw materials purchase, respectively. Though the PRC operating entities are not dependent on their current suppliers and may be able to find replacement in the market, we cannot assure you that their operations will not be interrupted if their major suppliers are unable or unwilling to provide them with raw materials on terms acceptable to them. This could result in a decrease in profit and damage to our reputation in the industry. If the cost of raw materials used by the PRC operating entities increase, whether because they have to use a substitute supplier or because their existing suppliers raise prices, the PRC operating entities may not be able to pass these higher costs on to their customers in full or at all. Any increase in the prices for raw materials could materially increase their costs and therefore lower their earnings.

Equipment failures or production curtailments or shutdowns could adversely affect the PRC operating entities’ production.

The production capacities of the PRC operating entities are subject to equipment failures and to the risk of catastrophic loss due to unanticipated events, such as fires, explosions and adverse weather conditions. Any such event could disrupt their operations, delay production and delivery, and adversely affect their business, financial condition and results of operations.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major customers. The PRC operating entities had 3 major customers, who in aggregate accounted for approximately $13.9 million, or 71% of the sales, $9.5 million, or 67% of the sales, and $12.0 million, or 75% of sales for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. All of these major customers have been with the PRC operating entities for an average of 10 years and we consider that their relationship with them are stable and solid. However, there can be no assurance that the PRC operating entities will maintain or improve relationships with customers who do not have long-term contracts with them. If the PRC operating entities cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

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

The PRC operating entities may require substantial additional funding in the future. There can be no assurance that such financing will be available to the PRC operating entities. If we are unable to raise additional capital, our financial condition and results of operations could be materially and adversely affected.

The PRC operating entities have been dependent upon bank loans to meet their capital requirements in the past. We cannot assure you that the PRC operating entities will be able to obtain capital in the future to meet their capital requirements for their product development and to maintain operations and improve financial performance. If the PRC operating entities were unable to meet their future funding requirements for working capital and for general business purposes, they could experience operating losses and limit their marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. If adequate additional financing is not available on reasonable terms, the PRC operating entities may not be able to undertake their expansion plan, purchase additional equipment for their operations, satisfy the increased demands from their existing customers, or respond to new orders from potential customers, purchase necessary materials and supplies, develop new products, or hire additional employees. In that event, they would have to modify their business plans accordingly, which could have a material adverse effect on our business, financial conditions and results of operation.

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

As of December 31, 2025, our current assets were approximately $16.1 million, and our current liabilities were approximately $14.4 million. As of December 31, 2024, our current assets were approximately $11.9 million, and our current liabilities were approximately $8.2 million.

For the fiscal year ended December 31, 2025, the PRC operating entities entered into various loan agreements with the banks for an aggregated amount of approximately $8.93 million to facilitate their operations. As of December 31, 2025, short-term loan balance was approximately $11.5 million, long-term loan balance was nil million. Interest rates for the loans outstanding during the fiscal year ended December 31, 2025 range from 2.80% to 6.28% per annum. For the fiscal year ended December 31, 2024, the PRC operating entities entered into various loan agreements with the banks for an aggregated amount of approximately $9.38 million to facilitate their operations. As of December 31, 2024, short-term loan balance was approximately $6.08 million, long-term loan balance was $3.30 million. Interest rates for the loans outstanding during the fiscal year ended December 31, 2024 range from 2.0% to 6.3% per annum. Substantially all outstanding bank loans as of December 31, 2025 were guaranteed by Jie Liu and the family members of Mr. Jie Liu, our CEO and certain loans were secured by patents, land use rights, construction in progress, real estate and accounts receivable.

Our ability to pay these liabilities and meet our obligations will also depend on our cash reserves, available additional financing and ongoing operating performance. Although we generated net cash provided by operating activities of approximately $0.9 million in 2025, there can be no assurance that we will continue to generate sufficient cash flow or be able to obtain additional financing on acceptable terms, or at all. In addition, we may continue to require bank borrowings and other financing to support our working capital needs and fund our Expansion Plan. If we are unable to meet our payment obligations when due or obtain sufficient financing as needed, our operations, Expansion Plan, business, financial condition and future prospects could be materially and adversely affected.

The business of the PRC operating entities depends on the continued efforts of their senior management. If one or more of the key executives of the PRC operating entities were unable or unwilling to continue in their present positions, the business of senior management may be severely disrupted.

The business operations of the PRC operating entities depend on the continued services of their senior management, particularly the executive officers named in this Annual Report. While the PRC operating entities have provided different incentives to their management, we cannot assure you that the PRC operating entities can continue to retain their services. If one or more of their key executives were unable or unwilling to continue in their present positions, the PRC operating entities may not be able to replace them easily, or at all, their future growth may be constrained, their business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and the PRC operating entities may incur additional expenses to recruit, train and retain qualified personnel. In addition, although the PRC operating entities have entered into confidentiality and non-competition agreements with certain management, there is no assurance that any member of their management team will not join the competitors of the PRC operating entities or form a competing business. If any dispute arises between the PRC operating entities and their current or former officers, the PRC operating entities may have to incur substantial costs and expenses in order to enforce such agreements in China or the PRC operating entities may be unable to enforce them at all.

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

The PRC operating entities may be unable to hire, train and retain sufficient personnel to support their growth.

Any significant growth in the market for the products of the PRC operating entities or their entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of April 27, 2026, the PRC operating entities have 176 full-time employees. The PRC operating entities would also need to continue to expand, train and manage their employees. Continued future growth will impose significant added responsibilities upon their management to identify, recruit, maintain, integrate, and motivate new employees.

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

Global pandemics, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, swine influenza, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our operations and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Historically, our financial and operating performance has been adversely affected by COVID-19, natural disasters and other catastrophes. As a result of COVID-19, the PRC operating entities have experienced slowdowns and temporary suspensions in production. The PRC operating entities’ business could be materially and adversely affected in the event that the slowdowns or suspensions last for a long period of time, or decrease demand for their products. During such epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on the PRC operating entities’ business operations.

Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. These events may disrupt supply chains, increase energy and raw material costs, contribute to inflation, impair customer demand, disrupt financial markets and increase overall economic uncertainty. In addition, such events may increase the risk of cyberattacks or other disruptions affecting critical infrastructure, financial institutions and global markets, which could adversely affect the operations of the PRC operating entities. The PRC operating entities may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, their operational continuity may be adversely and materially affected, which in turn may harm their reputation. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

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

As defined under standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. As described elsewhere in our Annual Report for the fiscal year ended December 31, 2025, our management, together with our independent registered public accounting firm identified material weaknesses in the design and operation of our internal controls because:

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

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to consolidate financial results of the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we consolidate the financial results of the PRC operating entities through the Contractual Arrangements with the VIE. Although we have the right to replace any shareholder of the VIE under the Contractual Arrangements, if any shareholder of the VIE is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Item 3. Key Information-D. Risk Factors - Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” Therefore, we do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.

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

The shareholders of the VIE are currently controlling shareholders of us with 9.242% equity interest. As of the date of this report, the shareholders of the VIE are Mr. Jie Liu, the Chief Executive Officer and Chairman of Hongli Cayman, who holds 30% of the equity interest, Mr. Yuanqing Liu, who holds 40% of the equity interest, and Ms. Ronglan Sun, who holds 30% of the equity interest, respectively, of the VIE. As of the date of this report, these three shareholders of the VIE are also the shareholders of Hongli Development, which owns 9.242% equity interest in Hongli Cayman. Mr. Yuanqing Liu is the founder of the Hongli Shandong and the father of Mr. Jie Liu, and Ms. Ronglan Sun is the spouse of Mr. Yuanqing Liu and the mother of Mr. Jie Liu. Mr. Yuanqing Liu and Ms. Ronglan Sun have granted their proxy to Mr. Jie Liu to vote their shares in Hongli Development for all corporate transactions requiring shareholders’ approval, and Mr. Jie Liu as such may be deemed to have sole voting and investment discretion with respect to the Ordinary Shares held by Hongli Development. However, we expect their holding to be diluted as a result of any potential equity financing that we may contemplate, and thus they may have actual or potential conflicts of interest with us. These shareholders may breach, or refuse to renew, the existing Contractual Arrangements we have with them, which may have a material and adverse effect on our ability to effectively consolidate financial results of the PRC operating entities. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China against us based on foreign laws.

Hongli Cayman is an exempted company with limited liability incorporated and registered under the laws of the Cayman Islands, we conduct a significant portion of our operations in mainland China and the majority of our assets are located in mainland China. In addition, all of our senior executive officers reside within mainland China for a significant portion of the time and are PRC nationals. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States or to effect service of process upon us or those persons inside mainland China in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against our assets or the assets of our directors and officers.

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

You may have difficulty enforcing judgments obtained against us in Cayman Islands.

Ogier (Cayman) LLP, our counsel with respect to the laws of the Cayman Islands, has advised us that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of the United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

Ogier (Cayman) LLP has further advised us that, in those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments, the courts of the Cayman Islands may recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without a retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the amount for which the judgment was issued, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes, a fine, or a penalty, inconsistent with a Cayman Islands judgment on the same matter, impeachable on the grounds of fraud, or obtained in a manner or of a kind that would be contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act, where the liabilities imposed by those provisions are penal in nature or otherwise contrary to Cayman Islands public policy. Ogier (Cayman) LLP has informed us that whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands to be unenforceable, due to it being penal or punitive in nature or otherwise, will be fact specific. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors and executive officers named in this Annual Report may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in the PRC. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as the PRC. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. Shareholder claims that are common in the U.S., including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. We conduct our operations mainly in the PRC and our assets are mainly located in the PRC. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing outside China or otherwise with respect to foreign entities.

In addition, local authorities in the PRC may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information-D. Risks Related to Our Ordinary Shares - You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, including, but not limited to, the laws and regulations governing the business of the PRC operating entities and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and the business of the PRC operating entities may be affected if the PRC operating entities rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on the business of the PRC operating entities.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be able to keep ourselves updated with these policies and rules in time and be aware of our violation of any of these policies and rules until sometime after the violation.

These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy, and the growth rate may decrease due to uncertainties with respect to national structural control along with other factors. Demand for the products of the PRC operating entities depends, in large part, on economic conditions in China. If China’s growth rate slows, or even declines, demand for the products of the PRC operating entities might be accordingly decreased. Any slowdown in China’s economic growth may cause the potential customers of the PRC operating entities to delay or cancel their plans to purchase the PRC operating entities’ products, which in turn could reduce our net revenues. Therefore, the business of the PRC operating entities might be adversely affected by the slowdown in the economic conditions, which would negatively affect sales of their products, operations of our company and our financial condition.

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

The Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which actions may impact our operations materially and adversely, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Ordinary Shares to significantly decline or be worthless.

In July, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. In particular, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, which became effective on March 31, 2023 and established a filing-based regime for direct and indirect overseas securities offerings and listings by domestic companies. These rules and measures may subject us to additional compliance requirements in connection with this offering and our listing.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, although, as advised by our PRC counsel, we or the PRC operating entities are currently not required to obtain permission or approval from any of the PRC authorities or agencies to list on U.S. exchanges nor for the execution of Contractual Arrangements, and have not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges or enter into Contractual Arrangements (including retroactively) in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless. If the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities or agencies to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Our failure to obtain prior approval of the China Securities Regulatory Commission for the listing and trading of our Ordinary Shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our Ordinary Shares.

The M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by a SPV seeking CSRC approval of overseas listings. However, the application of the M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. We have not chosen to voluntarily request approval under the M&A Rule. Based on the understanding of the current PRC law, rules and regulations, we believe that the CSRC’s approval may not be required for the listing and trading of our ordinary shares on Nasdaq in the context of our initial public offering, given that Hongli WFOE was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

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

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and mainland China of the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Hongli WFOE is wholly-owned by Hongli HK. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the mainland China subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Announcement on Issues concerning “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018 and superseded the previous rules on the recognition of “beneficial owner” status under tax treaties. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this Annual Report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

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

Restrictions on currency exchange may limit our ability to utilize our revenues effectively and affect the value of your investment.

The mainland China government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Most of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries.

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

Most of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from financing. Gains and losses from the re-measurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The joint statement by the SEC and the PCAOB, Nasdaq listing rules, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing and future offerings. Furthermore, the Holding Foreign Companies Accountable Act, or HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.

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

Our auditor, HTL International, LLC, headquartered in Houston, Texas, is also an independent registered public accounting firm with the PCAOB, subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL is subject to inspection by the PCAOB on a regular basis, and HTL is not subject to the PCAOB determinations as of the date of this annual report.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the share compensation plan will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries and limit our subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

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

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, though such oversight is not applicable to us, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business of the PRC operating entities, our listing on the Nasdaq Capital Market, financial condition, and results of operations.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. In addition, on December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022, superseding the previous version promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators purchasing network products and services are required to apply for cybersecurity review if such products and services, after being put into use, affect or may affect national security. Online platform operators carrying out data processing activities are also required to apply for cybersecurity review if such activities affect or may affect national security. The Cybersecurity Review Measures further require any online platform operator holding personal information of more than one million users to apply to the Cybersecurity Review Office for cybersecurity review before listing abroad. There remain uncertainties as to the interpretation and implementation of the Cybersecurity Review Measures in certain respects.

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

We have requested our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. To our knowledge, all of our shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we cannot guarantee that all or any of those shareholders will complete the SAFE Circular 37 registration in a timely manner. In addition, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Risks Related to Our Ordinary Shares

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

In addition, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we have initially met the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. On July 10, 2025, the Company received a deficiency letter from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The KETTER informed the Company that, based upon the closing bid price of the Company’s Ordinary Shares over the 30 consecutive business day period between May 27, 2025 and July 9, 2025, the Company is not in compliance with the requirement to maintain a minimum bid price of $1.00 per share of its Ordinary Shares for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). On October 3, 2025, the Company received a notification letter from Nasdaq, dated October 2, 2025, stating that the Company has regained compliance with the Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Ordinary Shares has been trading at $1.00 per share or greater for the last 12 consecutive business days from September 16, 2025 to October 1, 2025. Accordingly, Nasdaq has considered that the Company has regained compliance with the Minimum Bid Price Requirement and this matter is now closed.

However, if we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing in the future, our securities could be subject to delisting.

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

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering was relatively small and the insiders of our Company hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our continued listing, which may affect our continued listing on Nasdaq and the trading prices and liquidity of our shares.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

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

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years of the closing of the initial offering, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years from our IPO in March 2023, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

Our management has broad discretion in the application of the net proceeds from our initial public offering and any future financing, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our financing in a manner that does not produce income or that loses value.

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

We incurred professional service expenses of approximately $1.21 million for the year ended December 31, 2024 and $0.84 million for the year ended December 31, 2025. Professional fees, including payments to attorneys, auditors, and consultants, were primarily incurred in connection with our efforts to prepare for our initial public offering and ongoing SEC filings. As a public company, we expect to incur significant legal, accounting, and other professional expenses that were not required while operating as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

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

As a holding company with no material operations of our own, pursuant to certain Contractual Arrangements, we consolidate financial results of VIE, Shandong Hongli Special Section Tube Co., Ltd., or Hongli Shandong, a PRC company, and through its 97% owned subsidiary, Beijing Haozhen Heavy Industry Technology Co., Ltd., or Haozhen Beijing, a PRC company; its wholly owned subsidiary, Shandong Maituo Heavy Industry Co., Ltd., or Maitou Shandong, a PRC company; and its 70% owned subsidiary Shandong Haozhen Heavy Industry Technology Co., Ltd., or Haozhen Shandong, a PRC company. The VIE was incorporated on September 13, 1999 and commenced our operations under the name Shandong Changle Hongli Steel Tube Co., Ltd. to provide industrial pipes and tubes products.

On September 13, 1999, Hongli Shandong was incorporated as a PRC limited liability company. It engages in production and sales of steel profile product; import and export business of mechanical processing, sales and above products (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments.

On May 23, 2019, Hongli Shandong established its wholly owned subsidiary Maituo Shandong. Maituo Shandong’s registered business scope includes production of special-shaped steel pipe, construction machinery processing; mining machinery and agricultural machinery steel, stainless steel and corrosion-resistant alloy, automotive parts steel production, sales; CRF technology research and development and technical services; goods import and export (for projects subject to approval according to law, business activities may be carried out only after approval by relevant departments). As of the date of this annual report, Maituo Shandong has not commenced operations.

On September 18, 2020, Hongli Shandong and Shengda Technology Co. Ltd, a South Korean company, established Haozhen Shandong. Hongli Shandong owns a 70% equity interest in Haozhen Shandong. Haozhen Shandong’s registered business scope includes metal chain and other metal products manufacturing; metal chain and other metal products sales; metal structure manufacturing; metal structure dales; general parts manufacturing; high-quality special steel materials sales; steel calendering processing (except for items subject to approval according to law, and operating activities independently according to law with business license); goods import and export (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments, and the specific business items shall be subject to the approval result). Haozhen Shandong has not commenced its operation as of today.

On February 4, 2021, Hongli Shandong established its 97% owned subsidiary Haozhen Beijing. Its registered business scope includes technology development, technology promotion, technology transfer, technology consulting, technical services; product design; model design; sales of self-developed products, metal materials, metal products, non-metal ore, metal ore, building materials; import and export of goods. Haozhen Beijing has not commenced its operation as of today.

We were advised by our PRC counsel that our holding company, its subsidiaries, and the VIE, Hongli Shandong and its subsidiaries, are not required to obtain permission or approvals from PRC authorities or agencies to list on the U.S. exchange markets, because the PRC operating entities fall outside the sectors subject to key restrictions by the PRC government.

As of May 13, 2026 and December 31, 2025, we have 74,738,750 and 73,438,750 Ordinary Shares issued and outstanding, respectively, of which Hongli Development holds 6,787,517 Ordinary Shares.

The following chart summarizes our corporate legal structure and identifies our subsidiaries and the PRC operating entities as of the date of this Annual Report.

*	Mr. Yuanqing Liu is the initial founder of the Company and the father of Mr. Jie Liu. Ms. Ronglan Sun is the spouse of Mr. Yuanqing Liu and the mother of Mr. Jie Liu. Mr. Yuanqing Liu and Ms. Ronglan Sun have granted their proxy to Mr. Jie Liu to vote their shares in Hongli Development for all corporate transactions requiring shareholders’ approval and Mr. Jie Liu as such may be deemed to have sole voting and investment discretion with respect to the Ordinary Shares held by Hongli Development.

Hongli WFOE, a wholly subsidiary of Hongli Cayman, Hongli Shandong and its shareholders, and Hongli HK entered into a series of Contractual Arrangements in April 2021. Such Contractual Arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and irrevocable spousal consent letters. Hongli Shandong, the VIE, and its PRC subsidiaries are the entities conducting the operation in the PRC. Neither Hongli Cayman nor its subsidiaries own any equity interests in the PRC operating entities.

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

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over the use of variable interest entities for overseas listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As we chose such VIE structure, we understand that we are subject to certain risks and uncertainties that may not otherwise exist if we had direct equity ownership in the operating entities. The VIE structure has inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the Contractual Arrangements. See “Item 3. Key Information-D. Risk Factors - We rely on Contractual Arrangements with the VIE and the shareholders of the VIE to consolidate the financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.” We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the Contractual Arrangements with Hongli Shandong, its founders and owners, in PRC because all of our Contractual Arrangements are governed by the mainland China laws and provide for the resolution of disputes through arbitration in the PRC, where the legal environment is not as developed as in the United States. See “Item 3. Key Information-D. Risk Factors - Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our results of operation.” Furthermore, these Contractual Arrangements may not be enforceable in China if PRC government authorities or courts take a view that such Contractual Arrangements contravene applicable PRC laws and regulations or are otherwise not enforceable for public policy reasons. See “Item 3. Key Information-D. Risk Factors - The Chinese government exerts substantial influence over the manner in which we and the PRC operating entities must conduct business activities.” In the event we are unable to enforce these Contractual Arrangements, we may not be able to consolidate the financial results of Hongli Shandong, and our results of operation may be materially and adversely affected. For more information, see “Item 3. Key Information-D. Risk Factors - Risks Related to Our Corporate Structure” and “Item 3. Key Information-D. Risk Factors - Risks Related to Doing Business in China.”

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

The exclusive option agreement remains in effect for 10 years, and Hongli HK has the right to extend it for an additional 10 years.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement among Hongli WFOE, Hongli Shandong, and the shareholders who collectively own all of Hongli Shandong dated as of April 12, 2021, such shareholders have pledged all of the equity interests in Hongli Shandong to Hongli WFOE as collateral to secure the obligations of Hongli Shandong under the exclusive business cooperation and management agreement and the exclusive option agreement. These shareholders are prohibited or may not transfer the pledged equity interests without prior written consent of Hongli WFOE unless transferring the equity interests in accordance with the performance of the exclusive option agreement.

The equity interest pledge agreement shall be terminated upon the full payment of the consulting and service fees under the exclusive business cooperation and management agreement and upon the fulfillment of Hongli Shandong’s obligation under the exclusive business cooperation and management agreement. Additionally, Hongli WFOE shall cancel or terminate this equity interest pledge agreement as soon as reasonably practicable.

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

Recent Developments

April 2026 Private Placement

On April 11, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a U.S. investor (the “Investor”) for a private placement offering, providing the sale and issuance of 1,300,000 ordinary shares of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.25 per Share, for aggregate gross proceeds of $325,000. The Securities Purchase Agreement contains customary representations and warranties of the Company and the Investor and customary indemnification and obligations of the parties. The closing of the private placement occurred on April 24, 2026. The offer and sale of the Shares were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder.

Nasdaq Notice of Deficiency and Regained Compliance

On July 10, 2025, the Company received a deficiency letter (the “Notice”) from the Staff of Nasdaq. The Notice informed the Company that, based upon the closing bid price of the Ordinary Shares over the 30 consecutive business day period between May 27, 2025 and July 9, 2025, the Company was not in compliance with the requirement to maintain a minimum bid price of $1.00 per share of its Ordinary Shares for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

On October 3, 2025, the Company received a notification letter from Nasdaq, dated October 2, 2025, stating that the Company has regained compliance with the Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Ordinary Shares has been trading at $1.00 per share or greater for the last 12 consecutive business days from September 16, 2025 to October 1, 2025. Accordingly, Nasdaq has considered that the Company has regained compliance with the Minimum Bid Price Requirement and this matter is now closed.

Investment Framework Agreement with Zhongke Beijing

On March 10, 2025, Hongli WFOE entered into an investment framework agreement (“Framework Agreement”) with Zhongke Hongyuan (Beijing) Holding Co. Ltd. (“Zhongke Beijing”), under which Hongli WFOE and Zhongke Beijing proposed to establish a new company, Jinan Langchi Heavy Industry Co., Ltd (“Jinan Langchi”), in Jinan, Shandong Province, China, for the purpose of potentially establishing a new factory in Xuzhou, Jiangsu Province, China. Pursuant to the Framework Agreement, Zhongke Beijing agreed to invest approximately $41.1 million (RMB 300 million), along with relevant patented processes and equipment and obligation to purchase land in Xuzhou for no more than RMB100,000 per mu (1 mu = approximately 0.165 acre), in exchange for a 60% equity interest in Jinan Langchi; and Hongli WFOE agreed to invest approximately $32.9 million (RMB 239.98 million), along with its customer base and market resources, in exchange for a 40% equity interest in Jinan Langchi. Hongli WFOE was expected to serve as the managing entity while Zhongke Beijing was expected to act as the investing shareholder of Jinan Langchi. The parties further agreed that the Company’s VIE entity, Hongli Shandong, would not participate in Jinan Langchi’s operations or management. The respective capital contributions were to be made no later than the end of June 2025. The term of the Framework Agreement commenced on March 10, 2025 and expired on December 31, 2025. Under the Framework Agreement, Zhongke Beijing was required to complete the land purchase in Xuzhou and obtain the relevant land certificate by the due date; otherwise, the project cooperation would terminate and the joint investment funds would be returned to the respective accounts.

On December 6, 2024, in anticipation of the proposed investment, Hongli WFOE deposited approximately $32.9 million (RMB 239,979,300) with Jinan Langchi. Because Zhongke Beijing did not complete the land purchase in Xuzhou and obtain the relevant land certificate before December 31, 2025, the Framework Agreement terminated in accordance with its terms.

On December 31, 2025, Hongli WFOE, Jinan Langchi and Shanghai Zhuofan Industrial Co., Ltd. (“Shanghai Zhuofan”) entered into an agreement confirming the termination of the Framework Agreement and providing for the transfer of the investment amount of approximately $32.9 million (RMB239.98 million) previously invested by Hongli WFOE from Jinan Langchi to an account designated by Shanghai Zhuofan. Hongli WFOE appointed Shanghai Zhuofan as the new entrusted party in connection with a potential investment project relating to such investment amount, for a term from December 31, 2025 to December 31, 2026.

In connection with that arrangement, on December 31, 2025, Shanghai Zhuofan, as the entrusting party, SBI China Mega Asset Management Limited, as the entrusted party, and Hongli WFOE, as the ultimate investor, entered into a project investment entrustment service agreement, pursuant to which Shanghai Zhuofan entrusted SBI China Mega Asset Management Limited to source and screen investment projects that satisfy Shanghai Zhuofan’s specified investment requirements. Under the agreement, Hongli WFOE is entitled to receive project-related information and exercise supervision rights. The contemplated investment amount is approximately $32.9 million (RMB239.98 million), and the agreement has a term from December 15, 2025 to December 14, 2026.

As of the date of this annual report, no investment project had been completed.

Corporate Information

Our principal executive office is located at 777 Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400. Our telephone number is +86 0536-2180886. Our website is hongliprofile.com. The information on our website does not form part of this Annual Report. Our registered office is situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

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

The PRC operating entities are a cold roll formed steel profile manufacturer in China with respect to function innovation, performance improvement, and customized manufacturing of their products. The PRC operating entities’ main business operation focuses on the design, production, deep processing, and sales of custom-made profile for machinery and equipment in a variety of sectors, including but not limited in mining and excavation, construction, agriculture, and transportation industries.

In addition to the manufacturing techniques, the PRC operating entities employ deformed flower designing in their product design which enables visualization of the formation process of the materials, and further ensures the high success rate of their research, development, and design.

In May 2022, the PRC operating entities started to provide CRF profiles with additional electrocoating services to meet their customers’ additional demands. Electrocoating is a method of painting that uses electrical current to deposit paint on a part surface, which is widely used for products, including but not limited to, hardware, sporting equipment, business appliance, and automotive. As of the date of this Annual Report, the PRC operating entities have produced various electrocoated products, among excavator cabs, safety frames for tractors, and weld-on brackets, generating a total revenue of approximately $1.81 million (RMB13.18 million). As of the date hereof, the PRC operating entities have received approximately 56,346 new orders of different types of electrocoated products with an estimated revenue of $1.81 million (RMB1318 million). Additionally, as the management is in negotiation with other existing and potential customers, the management of the PRC operating entities estimates that this newly added electrocoating service could generate additional income from the PRC operating entities in the future.

With more than 25 years of operating history, the PRC operating entities have developed customers in more than 30 cities in China and a global network covering South Korea, Japan, and the U.S.. The customers of the PRC operating entities include large corporations and international enterprises such as Weichai LOVOL Heavy Industry Co. Ltd. (“LOVOL”), SUNGJIN TECH CO., LTD (“South Korean VOLVO”), XCMG Group (“XCMG”), and some new customers associated with Katsushiro Machinery Co., Ltd. (“Japan Katsushiro”). The majority of the customers of our PRC operating entities have maintained business with us for an average of 10 years. In 2025, orders from both domestic and foreign customers increased. We expect to maintain positive relationships with our principal customers going forward. We anticipate that XCMG will serve as a key driver of our business growth over the next five years. Currently, we have ongoing business relationships with several of its subsidiaries, including XCMG Loader Co., Ltd., XCMG Road Machinery Co., Ltd., XCMG Agricultural Equipment Co., Ltd., and XCMG Forklift Co., Ltd. Orders from XCMG are projected to grow by approximately 50% on a continuing basis.

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

Currently, the PRC operating entities have applied for more than 73 patents for this technique, 67 of which have been approved, including 59 registered utility patents and 8 invention patents. Among these approved patents, there are especially two patents that the management of the PRC operating entities believes are material to the operations and business of the PRC operating entities. One is a repair treatment method of CRF profiles, providing solutions to fix H-shaped profiles during polish process. This patented technology requires less labor and increases the polish efficiency, and the management of Hongli Shandong has not seen other similar patents in the market as of the date of this report. The other one is a fine machining method for profile production and manufacturing, which realizes the automatic and fine machining of customized profiles, reduces the labor requirements, and decreases the cost. These approved patents have been applied to the PRC operating entities’ productions.

Product Applications

The PRC operating entities produce a comprehensive range of well-designed and customized profile products applied to different kinds of machineries and equipment that are widely used in a variety of sectors, including but not limited to, mining and excavation, construction, agriculture, and transportation industries.

Applications	Percent of sales (LTM Period)	Major Application/Uses
Mining/Excavation	45%	●	Widely used in mining industry as key components of excavation cabs
Construction - Doors and windows category	2%	●	Primarily used as key components of construction cabs. Depending on demand, we manufacture products as significant components of windows, door, and walls with certain thermotolerance and extensibility.
Agricultural	52%	●	Primarily for agricultural machinery used as significant components of cabs and ROPs.
Transportation	1%	●	Used as key component of forklift for material transportation industry.

●	Mining/Excavation

*Profile for Payloader and Other Engineering Machinery Cabs*

- ***Construction***

*Profile and Set for SDLG & VOLVO*

SDLG

- ***Agriculture***

*Agricultural Machinery Cabs and ROPs*

- ***Transportation***

*Forklift Cabs*

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

Sales and Marketing

Domestic and International Footprint of the PRC Operating Entities

The PRC operating entities’ customers are mainly concentrated in the Chinese market. The customers of the PRC operating entities cover more than 30 cities in China, covering the major heavy industry machinery and agricultural machinery industry enterprises. The PRC operating entities provide their products directly to, or indirectly to suppliers of, some of the world’s leading original equipment manufacturers, such as XCMG and Komatsu Ltd. Enterprises.

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

Hongli Shandong also plans to open a new sales office in Wisconsin, U.S. to be supported with two local salesmen to develop local business in the U.S. However, this plan has been delayed or might even be postponed due to the impact of ongoing geopolitical tensions around the world, the development of U.S. tariff policy and the potential market opportunities in the U.S., which may have a material adverse effect on our business, financial condition, and results of operations. Hongli Shandong currently has one independent contractor who works closely with Hongli Shandong to conduct market research and development in the U.S. market and respond to inquiry and quotes from potential U.S. customers. In May 2021, Hongli Shandong received an order from a customer in the U.S., for 600 units of D-shaped cold roll formed tubes which were delivered to such customer in November 2021.

Hongli Shandong also explored the market in Japan in collaboration with Japan Katsushiro who later purchased from the PRC operating entities through its PRC affiliated entities. In addition, on March 29, 2024, Hongli Shandong entered into a Basic Transaction Contract and Quality Assurance Contract with Shengdai Machinery (Shandong) Co., Ltd. (“Shengdai Shandong”), pursuant to which Hongli Shandong supplies profile materials, ancillary materials, components, semi-finished products and assemblies to Shengdai Shandong under individual purchase orders, to be exported to Japan. The agreement has a term of one year and automatically renews for successive one-year periods unless either party provides written notice of termination at least three months prior to the expiration of the then-current term. As of the date of this Annual Report, Hongli Shandong has provided 73,182 pieces of products, an increase of 10,581 pieces from 62,601 pieces in 2024, to Shengdai Shandong.

The chart below details our revenue by percentage generated from PRC and international markets.

	For the Years Ended December 31,
	2025		2024
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$16,581,343	84.6%	$12,196,548	86.5%	$4,384,795	36.0%
International	$3,019,348	15.4%	$1,909,072	13.5%	$1,110,276	58.2%
Total	$19,600,691	100%	$14,105,620	100%	$5,495,071	39.0%

	For the Years Ended December 31,
	2024		2023
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
PRC	$12,196,548	86.5%	$12,117,240	75.7%	$79,308	0.7%
International	$1,909,072	13.5%	$3,880,714	24.3%	$(1,971,642)	(50.8)%
Total	$14,105,620	100%	$15,997,954	100%	$(1,892,334)	(11.8)%

The major customers of the PRC operating entities accounted for approximately $13.9 million, or 71%, $9.5 million, or 67% and $12.0 million, or 75% of sales for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. The following table set forth the top customers each of which we generated more than 10% of sales from during the fiscal years ended December 31, 2025, 2024 and 2023:

	2025		2024		2023
	Sale	%	Sales	%	Sales	%
Weichai LOVOL Heavy Industry Co. Ltd (“LOVOL”)	$6,839,280	35%	$6,056,622	43%	$7,707,045	48%
SUNGJIN TECH CO., LTD (“South Korean VOLVO”)	2,598,767	13%	1,654,578	12%	3,441,899	22%
Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”) *	-	-	-	-	839,058	5%
XCMG Group. **	4,478,023	23%	2,389,467	17%	-	-
Total	$13,916,070	71%	$10,100,667	72%	$11,988,002	75%

*	Sales to SDLG less than 10% of revenue in 2025 and 2024

**	Sales to XCMG exceeded 10% of total revenues for the first time in 2024.

The PRC operating entities are one of the core strategic suppliers to LOVOL. The PRC operating entities started to provide raw materials to LOVOL in 2002 and began to provide various profile products since 2008, primarily used for cabs of excavator and structural parts for agricultural machinery, some of which are cab side, safety frame, axial-roller, and U frame. Under the current sales agreement with LOVOL, Hongli Shandong agrees to provide certain products to LOVOL based the price, amount and quality set forth on a certain procurement list. Hongli Shandong agrees to deliver the demanded products to LOVOL at its factory, the expense of which, as well as the risk during the transportation are bore by Hongli Shandong. Payment is made in accordance with LOVOL’s financial policies and the agreed account period arrangements. The contract is long-term effective unless superseded by a new contract or appendix or otherwise terminated in accordance with its terms, and it also contains detailed provisions regarding quality assurance, after-sales service, indemnification and liquidated damages.

South Korean VOLVO, as the controlling shareholder of SDLG, reached to the PRC operating entities in 2014 for profile product used for its loaders and then continued to engage them in its excavator productions, further, its South Korean and Sweden projects. Based on the 12-year business relationships, Hongli Shandong’s profile products satisfied South Korean VOLVO’s demands and made Hongli Shandong become its global strategic partner, providing certain profile products for all the excavators. Under the current supply agreement Hongli Shandong entered in to with South Korean VOLVO, Hongli Shandong agrees to deliver on time the correct quantity and identification in accordance with the agreed deliver terms or special supply instructions, and to comply with South Korean VOLVO’s transport, packaging and labeling requirements. South Korean VOLVO agreed to make payment in U.S. dollars to Hongli Shandong three months after the end of the month in which the invoice was received by South Korean VOLVO or the order products were delivered.

The PRC operating entities have worked with SDLG for more than a decade. Hongli Shandong is engaged in the design and production of profile product, as well as deep processing, including but not limited to, formation, laser cutting, and welding. Hongli Shandong was recognized as the outstanding supplier and quality suppliers by SDLG and expect to have increasing orders from SDLG. Pursuant to the current sales agreement with SDLG, Hongli Shandong agrees to provide products to SDLG based on the mutually-agreed relevant technics, drawing, technic standard, and other quality related documents. Additionally, Hongli Shandong agrees to deliver the demanded products to SDLG and bear the delivery fees, as well as any loss incurred during the delivery due to delay, products damages and any other related loss. After the receipt and inspection of the products, SDLG should make payments within 60 days upon the receipt of the invoices from Hongli Shandong. This sales agreement remains effective until it is terminated by any party therein upon three-month written notice or email, or new sales agreement becomes effective.

Additionally, the PRC operating entities started to directly and indirectly provide their products to XCMG from 2017. In 2025, orders from XCMG Group for loaders, agricultural machinery, road machinery, and forklifts have continued to increase, which generated approximately $3.4 million in sales. The revenue from XCMG amounted to $3,4 million, $1.8 million, and $1.1 million for the year ended December 31, 2025, 2024 and 2023, respectively. As a supplier of XCMG, we have established long-term cooperative relationships with four business units under XCMG. Currently, this is one of our key focus areas for the marketing and brand-building efforts of our operating entities in China.

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

The following table sets forth the top suppliers, each of which the PRC operating entities purchased more than 10% of total purchases during the fiscal years ended December 31, 2025, 2024 and 2023:

	2025		2024		2023
Name	Purchase	% of Total Purchase	Purchase	% of Total Purchase	Purchase	% of Total Purchase
	US$		US$		US$
Jinan Lainuo Heavy Industry Co., Ltd.*	3,175,707	33%	-	-	-	-
Shandong Daming Xiehe Metal Technology Co., Ltd.*	1,188,398	12%	-	-	-	-
Shanghai Wanhe Supply Chain Management Co., Ltd.**	-	-	1,095,406	15%	3,585,131	48%
Shandong Jixi Pipe Industry Co., Ltd.***	-	-	1,421,490	20%	-	-
Total	4,364,106	45%	2,516,896	35%	3,585,131	48%

*	2025 was the first year in which purchases from Jinan Lainuo Heavy Industry Co., Ltd. and Shandong Daming Xiehe Metal Technology Co., Ltd. exceeded 10% of total purchases.
**	Purchase from Shanghai Wanhe Supply Chain Management Co., Ltd. less than 10% of purchase in 2025.
***	Purchase from Shandong Jixi Pipe Industry Co., Ltd. less than 10% of purchase in 2023 and 2025.

During 2025, Hongli Shandong established a supply relationship with Jinan Lainuo Heavy Industry Co., Ltd. (“Jinan Lainuo”) and purchased steel coils and slit steel strip products from Jinan Lainuo under a series of individual purchase contracts. Under these contracts, the applicable products, including their material, place of origin, width, weight, quantity, unit price and total amount, are specified in the relevant contract. The contract price is the price for pickup by Hongli Shandong and includes value-added tax at a rate of 13%. Jinan Lainuo is required to provide the certificate of conformity and relevant material quality certificate for each batch of goods. Hongli Shandong may conduct sampling tests upon receipt and must raise any quality objection within seven days. The goods are accepted by weight, with the original mill weighbridge slip serving as the basis for inspection. Jinan Lainuo is required to supply goods that meet national quality standards and, if the goods fail to meet such standards, Jinan Lainuo is responsible for returns or replacement. The contracts generally provide for delivery within 25 to 40 days after the contract date, and payment is made by wire transfer, with prepayment required for orders and final settlement based on the actual delivered quantity.

During 2025, Hongli Shandong also purchased steel materials from Shandong Daming Xiehe Metal Technology Co., Ltd. (“Daming Xiehe”) under a series of individual sales contracts. Under these contracts, the applicable steel grade, surface treatment, specifications, width, quantity, weight, unit price and total contract amount are set forth in the relevant contract, and the contract price includes value-added tax at a rate of 13%. Daming Xiehe is required to provide product quality certificates, and acceptance is based on the applicable quality certificates and agreed technical standards. Delivery dates and delivery locations are specified in the relevant contracts. Daming Xiehe is responsible for arranging transportation and bearing the freight cost, as well as unloading at the delivery location. Where applicable, Hongli Shandong may also entrust Daming Xiehe to process the materials in accordance with drawings and dimensions provided by Hongli Shandong. Hongli Shandong may raise written quality objections within 180 days after taking delivery with respect to quality issues discovered after processing, although losses resulting from improper storage by Hongli Shandong are borne by Hongli Shandong. Payment is made by wire transfer in accordance with the schedule set forth in the relevant contract, title to the goods remains with Daming Xiehe until full payment is received, and Hongli Shandong is required to take delivery within the applicable pickup period or may become responsible for related risks and storage charges.

Hongli Shandong has established a stable, long-term supply relationship with Shanghai Wanhe Supply Chain Management Co., Ltd. (“Shanghai Wanhe”). Hongli Shandong purchases the raw materials from Shanghai Wanhe under specific purchase contracts. Under these contracts, the specifications, quantity, unit price and total amount of the raw materials are set forth in the relevant contract, and the actual quantity delivered is determined based on the delivery note, with settlement made on an actual basis. Shanghai Wanhe is responsible for arranging transportation of the goods to Hongli Shandong, and the contract price includes value-added tax, processing fees, loading charges and transportation costs. Quantity or packaging objections must be raised upon arrival, and quality objections must be raised within seven days after arrival.

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

Facilities and Equipment of the PRC Operating Entities

The headquarter and executive office of the PRC operating entities is located in Weifang, China. On September 14, 2022, Hongli Shandong obtained the property ownership certificates for Yingxuan Assets, which are located at 777 Dayi Road, Building 1, 2, 3, and 4, Changle County, Weifang, Shandong, for approximately 70,186 square meters (755,476 square feet).

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

The PRC operating entities intend to further expand their production capacity by purchasing a new facility in Economic Development Zone, Changle County, Weifang, Shandong, the same location as the current factories of Hongli Shandong, in order to cope with the anticipated increase in demand in the future. See “Business Strategies of the PRC Operating Entities - Expand the Production Capacity of the PRC Operating Entities.”

Yingxuan Assets Purchase

Due to the rapid development of our company in the past several years, the PRC operating entities find that the existing manufacturing capacities have been unable to meet their customers’ demands, especially their long-term development. In order to develop the business, Hongli Shandong has been working to expand our manufacturing capability by (i) purchasing a use right of three parcels of land with a factory building and associated infrastructure on one parcel of the land ; and (ii) purchasing new production facilities for the four workshops (“Expansion Plan”).

(i)	A purchase of use right of three parcels of land with a factory building and associated infrastructure on one parcel of the land from Yingxuan

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) for the planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, building, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately RMB125.0 million (approximately $17.1 million, the “Purchase Price for Yingxuan Assets”).

On January 1, 2021, Hongli Shandong and Yingxuan entered into three asset transfer agreements (the “YX Asset Transfer Agreements”), under which Hongli Shandong made various payments towards the Purchase Price in accordance with the payment schedule.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement (the “YX Supplementary Agreement”) to the YX Asset Transfer Agreements with Yingxuan, pursuant to which Hongli Shandong, on one hand, agreed to increase the Purchase Price for Yingxuan Assets to RMB151.4 million (approximately $21.9 million) (the “Amended Purchase Price for Yingxuan Assets”) taking into account of the anticipated demolition reimbursement to be assigned to and received by Hongli Shandong from the local government, and on the other hand, Yingxuan agreed to waive all interest payments accrued and to be accrued based on the annual interest rate of 7% for the Purchase Price as set forth in the YX Asset Transfer Agreements. Hongli Shandong believes that the amount of the demolition compensation is estimated to be RMB21.6 million ($3.1 million) and such governmental reimbursement is expected to be available within the next 5 years.

As of the date of this report, legal title to two parcels of the Yingxuan Assets has been transferred to Hongli Shandong. The remaining balance of the Purchase Price is contractually payable only upon completion of the legal title transfers for the remaining Yingxuan Assets. Hongli Shandong believes that this parcel along with the building, facilities and infrastructure will satisfy its expansion needs in the next 5 years or more. In addition, the local government has certain allowance on the maximum amount of industrial land that they can grant use rights to, which results in that the transferor has not obtained the use rights for the other parcel of the land (approximately 31 acres). Hongli Shandong plans to apply the use right for such parcel on an as-needed basis and within the annual allowance by the local government.

As of December 31, 2025, Hongli has cumulatively paid Yingxuan approximately $18.9 million (equivalent to RMB132.1 million) towards the Amended Purchase Price for Yingxuan Assets, and received the real estate and land use rights transferred from Yingxuan of the corresponding Purchase Price in the amount of approximately $13.9 million (RMB97.5 million). The remaining assets, valued at approximately $7.7 million (RMB 53.9 million), have not yet been transferred as of the filing date of this report. A remaining balance of approximately $2.8 million (RMB19.3 million) is contractually payable only upon the completion of the transfer of legal titles for the remaining real estate and land use rights.

(ii)	Yingxuan production facilities.

There are four workshops inside the factory building that Hongli Shandong is purchasing from Yingxuan, for which we have certain manufacturing plans. The following table lists certain features and manufacturing capacity of each workshop we have acquired or are in the process of acquiring from Yingxuan.

Work Shop No.	Size (square feet)	Production Line	Usage	Application in Industry	Costs (in millions)		Capacity
1	105,379	Automatic welding production line	Structural welding production	Evacuation Agriculture	$1.79		20,000 Evacuation structural parts and 30,000 Agricultural structural parts
2	98,107	Cold roll formed steel profile line	Cold roll forming	Construction Transportation	$1.67		50,000 tons
3	164,419	Components of cabs	Machinery cabs	Evacuation Agriculture	$2.80	(1)	10,000 Evacuation machinery cabs and 10,000 Agricultural machinery cabs
4	171,690	Cold roll formed steel profile line	Cold roll forming	Construction and Transportation	$2.70		50,000 tons
Total	539,595	-	-	-	$8.96(RMB65M	)	-

As of December 31, 2025, Hongli Shandong had purchased a total of 407 pieces of facilities for these workshops, for a total amount of approximately $3.2 million (RMB23.3 million). Hongli Shandong has made total payments of these facilities for $3.2 million (RMB23.3 million).

Competitive Strengths of the PRC Operating Entities

Solutions provider to customers, committed to one-stop service

The PRC operating entities are committed to offering their customers one-stop services with wide product diversity, high quality and reliability. The PRC operating entities serve as a “custom-made profile shop” for many of their customers. Differentiating from many other suppliers in China who either manufacture very limited profiles, or produce raw material steel, or solely engage in trading profiles, the PRC operating entities have not only an experienced R&D team understanding customers’ needs and specifications but also extensive and diversified manufacturing techniques and facilities to test, design and customize products based on the customers’ demands including bending, cutting, welding, assembling and coating.

Stable customer base

With more than 25 years of operating history, the PRC operating entities have developed a solid and stable customer base domestically and internationally. Their customers including large corporations and international enterprises such as South Korea VOLVO, LOVOL, and SDLG, and have developed new customers which are four factories set up by Japanese Katsushiro in China, XCMG Group, Weifang Hengxin Machinery Co., Ltd., Volvo Brazil and Heilongjiang Beidahuang Lovol. Most of the customers have been with the PRC operating entities for an average of 10 years and most of the main customers have been increasing their orders with the PRC operating entities.

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

Deep domain knowledge and industry expertise

The PRC operating entities have gained and developed deep domain knowledge and industry expertise from over 25 years of experience in service and production, which is built into and will continue to contribute to the robust and differentiated capabilities of their products. In addition to the strong support from their in-house R&D, the PRC operating entities collaborate with domestic and foreign universities who provide technique assistance, offer advice and guidance, conduct certain research, and develop innovative techniques based on the PRC operating entities’ demands. The PRC operating entities established the school-enterprise cooperative research and development center with Beijing Institute of Technology. Additionally, the PRC operating entities established good cooperative relations with domestic and foreign molding equipment companies. With such support, the PRC operating entities address the continuous innovation demands of their customers.

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

Expand Market Positions

We believe that the market position and scale of the PRC operating entities are their most compelling competitive strengths. The PRC operating entities’ management team is focused on expanding market share, which they believe will generate operating leverage and improved financial performance. The PRC operating entities believe this can be accomplished through acquisitions and organic initiatives, including offering new products, serving additional end markets and increasing customer penetration and geographic coverage.

As a part of the global sales layout of the PRC operating entities and to facilitate the relationship with the existing South Korean customers, Hongli Shandong designated two employees who speak Korean to constantly visit customers in South Korea to assist with logistics, advertisement, collecting or furnishing of information of the services and products of Hongli Shandong.

Hongli Shandong also plans to open a new sales office in Wisconsin, U.S. to be supported with two local salesmen to develop local business in the U.S. However, this plan has been delayed or might even be postponed due to the impact of ongoing geopolitical tensions around the world, the development of U.S. tariff policy and the potential market opportunities in the U.S., which may have a material adverse effect on our business, financial condition, and results of operations. Hongli Shandong currently has one independent contractor who works closely with Hongli Shandong to conduct market research and development in the U.S. market and respond to inquiry and quotes from potential U.S. customers. In May 2021, Hongli Shandong received an order from a customer in the U.S., for 600 units of D-shaped cold roll formed tubes which were delivered to such customer in November 2021. The long-term goal of the PRC operating entities is to become an independent custom-made profile supplier in the heavy machinery industry market, as well as construction industry in the U.S. As part of their business strategy, the PRC operating entities will also evaluate acquisition opportunities from time to time.

Hongli Shandong also explored the market in Japan in collaboration with Japan Katsushiro who later purchased from the PRC operating entities through its PRC affiliated entities. In addition, in November 2021, Hongli Shandong has entered into a one-year cooperation agreement with Shengdai Shandong to produce and supply S-shaped plates and C-shaped profiles, the accessories of Shengdai Shandong products to be exported to Japan. Such cooperation agreement automatically extended to an additional one-year term after the expiration of the initial one-year term pursuant to the agreement. As of the date of this Annual Report, Hongli Shandong has provided 73,182 pieces of products, an increase of 10,581 pieces from 62,601 pieces in 2024, to Shengdai Shandong.

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

Expand the Production Capacity of the PRC Operating Entities

The PRC operating entities intend to further expand their production capacity by purchasing a new facility in Economic Development Zone, Changle County, Weifang, Shandong, the same location as the current factories of Hongli Shandong, in order to cope with the anticipated increase in demand in the future. As of December 31, 2025, Hongli Shandong had purchased a total of 425 pieces of facilities for these workshops, for a total amount of approximately $4.0 million (RMB27.9 million). The remaining payments balance is approximately $1.9 million (RMB13.0 million) are expected to be fully paid by using Hongli Shandong’s working capital. For the additional phase of the new facility, the PRC operating entities expect to install more production lines. This will allow them to produce more of their products in-house rather than through third-party contractors, which they believe will help increase their profit margin overall and give them more control and better oversight over our production timeline.

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

Focus on Efficient Manufacturing and Cost Management

The PRC operating entities strive for continued operational excellence with the goal of providing high-quality products at competitive prices. The PRC operating entities has adopted single minute exchange of die (“SMED”) to supplement their laser welding at the beginning of 2022. SMED is a tool used in the roll forming manufacture to equip the machines and enable rapid and efficient adjustment of the machines to different manufacture process, or changeover, which can substantially reduce the raw material waste and reduce the adjustment frequency. They have also purchased, and expect to continue purchasing, automation equipment to improve the automation of the assembly and installation of certain products. The operating personnel of the PRC operating entities continually examine costs and profitability by product, plant and region. Their goal is to maximize operational benchmarks by leveraging skilled manufacturing and supply chain management processes.

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

Research and Development

The PRC operating entities maintain an internal dedicated engineering and technology team, consisting of design engineers who are responsible for die forming, process engineers who are responsible for production processes, university professors who are responsible for material properties, quality engineers who are responsible for production quality control, technical administrators who are responsible for projection development, and others who are responsible for process technology. As of April 20, 2026, the team of the PRC operating entities consisted of 31 full-time R&D personnel, which accounted for 18% of total employee headcounts. The PRC operating entities incurred R&D expenses of approximately $1.0 million, $0.8 million, $1.0 million during the fiscal years ended December 31, 2025, 2024 and 2023, respectively, which were included in the selling, general and administrative expenses in the statements of operations and comprehensive income for the corresponding fiscal years.

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

As of the date of this annual report, the PRC operating entities currently own 67 patents, including 59 registered utility patents and 8 invention patents, which are valuable and important assets for their operations.

The intellectual property of the PRC operating entities is subject to risks of theft and other unauthorized use, and their ability to protect their intellectual property from unauthorized use is limited. In addition, the PRC operating entities may be subject to claims that they have infringed the intellectual property rights of others. See “Item 3. Key Information-D. Risk Factors - Risks Relating to the Business of the PRC Operating Entities - The PRC operating entities may not be able to prevent others from unauthorized use of their intellectual property, which could cause a loss of customers, reduce our revenues and harm their competitive position” and “Item 3. Key Information-D. Risk Factors - Risks Relating to the Business of the PRC Operating Entities - The PRC operating entities may face intellectual property infringement claims that could be time-consuming and costly to defend. If the PRC operating entities fail to defend themselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing their existing products.”

Pursuant to the Patent Law of PRC, a patent is valid for a ten-year term for a utility model and a twenty-year term for an invention, respectively, starting from the registration date. The following is a list of our patents that have been authorized in PRC:

No.	Current Owner	Patent Name	Patent Number	Category	Registration Date
1	Hongli Shandong	A new hydraulic system of push bending machine	zl2016212539544	Utility Model	7/4/2017
2	Hongli Shandong	A new type of automatic shearing Butt Welder	zl2016212539493	Utility Model	7/4/2017
3	Hongli Shandong	A new type of step feeding device	zl2016212538700	Utility Model	7/4/2017
4	Hongli Shandong	An excavator in the cab with a cold forming profile	zl2016212539506	Utility Model	8/4/2017
5	Hongli Shandong	An improved transmission system for cold forming profile	zl2016212529152	Utility Model	8/18/2017
6	Hongli Shandong	A new type of push bending machine	zl2016212539559	Utility Model	7/4/2017
7	Hongli Shandong	A profile for excavator door frame	zl2019205793309	Utility Model	12/6/2019
8	Hongli Shandong	A profile for forklift truck cab door	zl2019205793347	Utility Model	12/6/2019
9	Hongli Shandong	A back post of an excavator cab	zl2019205793370	Utility Model	12/27/2019
10	Hongli Shandong	A profile for the front post of the cab of an excavator	zl2019205793366	Utility Model	12/27/2019
11	Hongli Shandong	A middle supporting column in the cab of an excavator	zl2019205793313	Utility Model	12/27/2019
12	Hongli Shandong	A profile for the framework of an excavator	zl2019205793296	Utility Model	12/27/2019
13	Hongli Shandong	A profile for the front column of the cab of a forklift truck	zl2019205793332	Utility Model	12/27/2019
14	Hongli Shandong	A profile for the front crossbeam on the top of a tractor cab	zl2019205793328	Utility Model	12/31/2019
15	Hongli Shandong	A special-shaped profile for front column of loader cab	zl2020225376679	Utility Model	11/6/2020
16	Hongli Shandong	A special-shaped profile for 14H excavator cab	zl2020226805544	Utility Model	11/19/2020
17	Hongli Shandong	A profile of V05 excavator cab	zl2020228145799	Utility Model	11/30/2020
18	Hongli Shandong	A profile structure of track machine cab	zl2020228145784	Utility Model	11/30/2020
19	Hongli Shandong	A profile structure of front column of forklift	zl2021201139036	Utility Model	1/16/2021
20	Hongli Shandong	A profile structure of straight out rear column of forklift	zl2021201139002	Utility Model	1/16/2021

No.	Current Owner	Patent Name	Patent Number	Category	Registration Date
21	Hongli Shandong	A special-shaped profile for door frame of loader cab and loader cab	ZL2020228146170	Utility Model	11/30/2021
22	Hongli Shandong	A special-shaped structure of excavator side beam	ZL2021201138993	Utility Model	1/16/2021
23	Hongli Shandong	A special-shaped profile for the right front leg of a forklift	ZL2021201139021	Utility Model	1/16/2021
24	Hongli Shandong	A type of road machinery profile	ZL2022232244264	Utility Model	3/7/2023
25	Hongli Shandong	A type of side S-type plate for construction machinery	ZL2022232902235	Utility Model	3/7/2023
26	Hongli Shandong	A type of agricultural machinery cab profile	ZL2022232234991	Utility Model	6/9/2023
27	Hongli Shandong	A type of panoramic cab profile structure for road machinery	ZL2023202771520	Utility Model	8/1/2023
28	Hongli Shandong	A type of rail structure for subway door	ZL2023202771516	Utility Model	8/1/2023
29	Hongli Shandong	A type of new anti-roll column structure	ZL2023202771427	Utility Model	11/10/2023
30	Hongli Shandong	A type of bracket structure for rice machine	ZL202320277154X	Utility Model	1/16/2024
31	Hongli Shandong	A type of cab profile for rice machine	ZL2023204901590	Utility Model	7/21/2023
32	Hongli Shandong	A type of frame structure for construction machinery	ZL2023204901567	Utility Model	7/7/2023
33	Hongli Shandong	A type of electric vehicle battery pack profile structure	ZL2023204901514	Utility Model	7/7/2023
34	Hongli Shandong	A type of new energy construction machinery cab profile	ZL202223366020X	Utility Model	3/7/2023
35	Hongli Shandong	A type of road machinery cab skeleton structure	ZL2023205034225	Utility Model	8/1/2023
36	Hongli Shandong	A type of new shaped steel pipe	ZL2023222139533	Utility Model	1/22/2024
37	Hongli Shandong	A type of steel pipe internal polishing device	ZL2023221433638	Utility Model	1/19/2024
38	Hongli Shandong	A type of descaling device for steel pipe processing	ZL2023223894709	Utility Model	3/29/2024
39	Hongli Shandong	A type of steel pipe automatic packing device	ZL2023221433623	Utility Model	4/9/2024
40	Hongli Shandong	A type of steel pipe oiling treatment equipment	ZL2023222934164	Utility Model	3/26/2024
41	Hongli Shandong	A type of seamless steel pipe perforation processing equipment	ZL2023223893918	Utility Model	4/5/2024
42	Hongli Shandong	A type of skid steer loader cab door frame	ZL202322500650X	Utility Model	3/22/2024
43	Hongli Shandong	A type of steel pipe cutting machine	ZL2023225205151	Utility Model	05/10/2024
44	Hongli Shandong	A type of steel pipe positioning mechanism	ZL2023226077697	Utility Model	06/07/2024
45	Hongli Shandong	A type of automatic stacking device for special-shaped steel pipes	ZL2023226645765	Utility Model	06/25/2024
46	Hongli Shandong	A type of weld seam inspection device for special-shaped steel pipes	ZL2023226796093	Utility Model	05/03/2024
47	Hongli Shandong	A type of skid steer loader cab door frame	ZL2023225004260	Utility Model	03/16/2024
48	Hongli Shandong	A type of right-side frame for skid steer loader cab	ZL2023225004311	Utility Model	03/15/2024
49	Hongli Shandong	A type of pillar profile for skid steer loader cab	ZL2024207992609	Utility Model	12/13/2024
50	Hongli Shandong	A type of special-shaped pickled steel plate	ZL2024207601484	Utility Model	12/13/2024
51	Hongli Shandong	A type of special-shaped tube for skid steer loader cab	ZL2024207601499	Utility Model	12/13/2024
52	Hongli Shandong	A type of cross-sectional structure of the right-side frame of loader cab	ZL2024206967050	Utility Model	12/13/2024
53	Hongli Shandong	A type of hollow frame cross-section structure for pickled steel plates	ZL2024206967065	Utility Model	12/13/2024
54	Hongli Shandong	A type of special-shaped tube for skid steer loader cab pillar	ZL2024206967597	Utility Model	12/13/2024
55	Hongli Shandong	A repair treatment method of cold roll-forming profile	ZL2020114281114	Invention	12/9/2020
56	Hongli Shandong	A fine machining method for reducing profile production and manufacturing	ZL2021104365103	Invention	4/22/2021
57	Hongli Shandong	A type of stamping equipment for the production and processing of reducer pipe	ZL2023109870377	Invention	10/27/2023
58	Hongli Shandong	A type of profiled steel pipe forming mold for easy replacement	ZL2023112128819	Invention	12/26/2023
59	Hongli Shandong	A type of profiled steel pipe forming and positioning structure	ZL2023111878254	Invention	12/12/2023
60	Hongli Shandong	A type of automatic push-bending molding machine	ZL2023115946119	Invention	2/13/2023
61	Hongli Shandong	A type of profiled steel pipe polishing device	ZL2023115946392	Invention	2/23/2023
62	Hongli Shandong	A special-shaped profile for the front pillar of a work equipment loader safety cab	ZL2025210000000	Utility Model	4/14/2026
63	Hongli Shandong	A special-shaped profile for the rear pillar of a work equipment safety cab	ZL2025211385834	Utility Model	4/14/2026
64	Hongli Shandong	A special-shaped steel pipe polishing device	ZL2025108036476	Invention	9/23/2025
65	Hongli Shandong	A seamless special-shaped profile for a skid steer loader cab	ZL2024207601501	Invention	1/21/2025
66	Hongli Shandong	A special-shaped door frame profile with built-in sealing strip for industrial loaders	ZL2025210798219	Utility Model	4/29/2026
67	Hongli Shandong	A high-sealing door frame profile for construction machinery	ZL2025210798168	Utility Model	4/29/2026

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

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and National Development and Reform Commission (the “NDRC”). In June 2017, MOFCOM and the NDRC promulgated the Catalog (2017 Revision), which became effective in July 2017 and was amended in June 2018. In June 2018, the Guidance Catalog of Industries for Foreign Investment (2017 Revision) was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Version). In June 2019, Special Administrative Measures (Negative List) for Admission of Foreign Investment (2019 Version) or the Negative List, replaced 2018 Version of the Negative List. In June 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which became effective on July 23, 2020. In December 2021, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. The 2021 version of the Negative list replaced the 2020 version of the Negative list. In September 2024, the NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), which became effective on November 1, 2024. The 2024 version of the Negative List replaced the 2021 version of the Negative List. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

Regulations Related to Intellectual Property Rights

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress, or the SCNPC on September 7, 1990 and became effective from June 1, 1991, and was last amended on November 11, 2020 and effected on June 1, 2021, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of reproduction and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

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

Patent

The Patent Law of the PRC promulgated on March 12, 1984, which became effective on April 1, 1985 and was recently revised by China National Intellectual Property Administrations is on October 17, 2020 (which revision became effective on June 1, 2021), provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. China National Intellectual Property Administration is responsible for examining and approving patent applications. The protection period is 20 years for inventions, 10 years for utility models and 15 years for designs, all of which commence from the date of application of patent rights under the current Patent Law of the PRC. In addition, for invention patents, in situations where a patent is only granted after 4 years or more from its filing date and 3 years or more after a request for substantive examination date, the patentee can request for an extension of protection term for any unreasonable delay.

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

Regulations Related to Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, which was adopted in 1993, amended in 1999, 2004, 2013 and 2018, and most recently revised in 2023, and the PRC Foreign Investment Law and its Implementation Regulations, which came into effect on January 1, 2020. Under the current regulatory framework in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless otherwise provided by applicable PRC laws. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37 and has replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (known as Circular 75). SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or “SPVs,” by PRC residents, including PRC institutions and PRC resident individuals, to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, including the establishment or acquisition of foreign-invested enterprises or projects in China to obtain ownership, control rights, management rights and other interests. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In February 2015, SAFE promulgated the SAFE Circular 13. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents, including PRC institutions and PRC resident individuals to register with qualified banks instead of SAFE or its local branch in connection with their establishment or control of an SPV.

In addition, pursuant to SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration requirements as set forth in SAFE Circular 37 and SAFE Circular 13, misrepresentation or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

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

On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, FIEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9 at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises is 350% of its net assets, or the Net Asset Limits. Enterprises must file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

In 2024, SAFE promulgated the Guidelines on Capital Account Foreign Exchange Operations, which cover, among other things, the operational procedures for capital account foreign exchange registration, account opening, inward and outward remittance of funds, foreign exchange settlement, and the utilization of funds by enterprises.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries or the PRC operating entities through shareholder loans, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and the SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to the PRC subsidiaries.

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

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that concentrations of undertakings meeting the applicable turnover thresholds be notified to the PRC anti-monopoly enforcement authority, currently the State Administration for Market Regulation, before they are implemented. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through Contractual Arrangements or offshore transactions. In addition, the current principal rules governing national security review of foreign investment are the Measures for the Security Review of Foreign Investment promulgated by the NDRC and MOFCOM on December 19, 2020 and effective from January 18, 2021, under which foreign investments that affect or may affect national security may be subject to security review.

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

Following the completion of the Company’s private placement of 1,300,000 ordinary shares on April 24, 2026, the Company has been evaluating the applicable filing requirements and actively preparing the relevant filing documents. Given that the filing submitted by the Company to the China Securities Regulatory Commission in connection with its private placement conducted in December 2024 remains under review by the CSRC, the Company will proceed with the relevant filing procedures for this transaction as soon as practicable.

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

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993, and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the MOF on December 25, 1993, and were recently amended on October 28, 2011 (collectively with the VAT Regulations, the VAT Law). On April 4, 2018, MOF and the State Administration of Taxation, or the SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or MOF and SAT Circular 32. On March 20, 2019, MOF, SAT and General Administration of Customs, or GAC, jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, or MOF, SAT and GAC Circular 39, which became effective from April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Value-added Tax Law of the PRC, or the VAT Law, was adopted by the Standing Committee of the National People’s Congress on December 25, 2024 and came into effect on January 1, 2026, the VAT tax rates are the same as stipulated in the currently valid VAT Law. The draft is in the legislative procedure, and it will take time to become effective.

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

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment or damages the ecology resulting in damage may also be held liable under the Civil Code of the PRC and other applicable laws and regulations. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

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

Regulations Related to Fire Control

Pursuant to the PRC Fire Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, amended on October 28, 2008, April 23, 2019, April 29, 2021, and effective on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, and was amended by the Ministry of Housing and Urban-Rural Development on August 21, 2023, with such amendment taking effect on October 30, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 (approximately $4,000) and RMB300,000 (approximately $43,000).

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

C. Organizational Structure

See “Item 4. Information on the Company - A. History and Development of the Company.”

D. Property, plants and equipment.

See “Item 4. Information on the Company - B. Business Overview - Facilities and Equipment of the PRC Operating Entities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F.

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

The PRC operating entities are a cold roll formed steel profile manufacturer in China with respect to function innovation, performance improvement, and customized manufacturing of their products. The PRC operating entities’ main business operation focuses on the design, production, deep processing, and sales of custom-made profile for machinery and equipment in a variety of sectors, including but not limited in mining and excavation, construction, agriculture, and transportation industries.

With more than 25 years of operating history, the PRC operating entities have developed customers in more than 30 cities in China and a global network covering South Korea, Japan, and the U.S.. The customers of the PRC operating entities include large corporations and international enterprises such as Weichai LOVOL Heavy Industry Co. Ltd. (“LOVOL”), SUNGJIN TECH CO., LTD (“South Korean VOLVO”), XCMG Group, and new customers associated with Katsushiro Machinery Co., Ltd. (“Japan Katsushiro”). Most of the customers of the PRC operating entities have been with us for an average of 10 years. As of December 31, 2025, our key customers have increased their order volumes with the PRC operating entities. The Company continues to maintain strong and growing business relationships with our principal customers going forward.

Recent Factors Affecting Our Results of Operations

As Hongli Cayman has consolidated the financial results of PRC operating entities under the Contractual Arrangements, we believe the following key factors affect our financial condition and results of operations:

Fluctuations in Prices of Steel - The main raw material of the PRC operating entities’ products is steel. Fluctuations in steel prices can lead to volatility in the pricing of their products, which influences the buying patterns of their customers. Because the cost of raw materials represents over half of our total cost of sales, higher or lower cost steel affects our gross margins. Increases in the market price of steel typically enable us to raise our selling prices. It is hard to predict the steel price given the current market condition, however, we do not think that the regular fluctuation of steel price will have a material impact on our results of operations or liquidity due to the operating strategies on the sales-side and cost-side discussed above. Nevertheless, we cannot assure you that in the future, the market will be stabilized or drive the steel price up significantly to the extent that our operating strategy may not be able to successfully mitigate such impact and we and the PRC operating entities will continue monitoring market trends and adjust the operating strategies as needed. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of equipment, transportation and labor.

Development of the Customer Industries - The PRC operating entities produce a comprehensive range of well-designed and customized profile products applied to different kinds of machineries and equipment that are widely used in a variety of sectors, including but not limited to, mining and excavation, construction, agriculture, and transportation industries. Currently, the PRC operating entities’ customers come from the industries of mining and excavation, construction, agriculture, and transportation. At the same time, the PRC operating entities are also actively developing the market expansion of products in other fields. Geographically, the PRC operating entities’ main market focus is in PRC with expanding market outreach globally. If the customers of the PRC operating entities could not improve their products and compete over their competitors in such sectors, their business operation and financial condition could impact their demands from the PRC operating entities, which impacts our revenues.

Company Scale - The future development of the PRC operating entities depends on the Company’s scale. The current manufacturing capacity of the PRC operating entities is saturated. If the PRC operating entities expect to increase their sales volume, enhance their R&D ability to develop more products, and increase their production volumes, they need to expand our scale, by purchasing more facilities, expanding the factories, hiring more employees, etc. Currently, the PRC operating entities are seeking to expand their manufacturing facility to accommodate increasing orders. Please see “Item 4. Information on the Company – B. Business Overview – Facilities and Equipment of the PRC Operating Entities - Yingxuan Assets Purchase.”

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

For the Years Ended December 31, 2025 and 2024

The following table summarizes the results of our operations for the years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the year ended December 31,		Amount Increase	% Increase
	2025	2024	(Decrease)	(Decrease)
	US$	US$	US$
Revenues, net	19,600,691	14,105,620	5,495,071	39.0%
Cost of revenues	13,221,811	9,585,873	3,635,938	37.9%
Gross profit	6,378,880	4,519,747	1,859,133	41.1%
Operating expenses
Sales and marketing expenses	935,432	669,542	265,890	39.7%
Research and development	994,500	818,312	176,188	21.5%
Share-based compensation	-	1,968,000	(1,968,000)	(100.0)%
General and administrative expenses	2,015,663	2,647,189	(631,526)	(23.9)%
Total operating expenses	3,945,595	6,103,043	(2,157,448)	(35.4)%
Income (loss) from operation	2,433,285	(1,583,296)	4,016,581	(253.7)%

Other income and (expenses)
Interest and financing expenses, net	(469,710)	(466,386)	(3,324)	0.7%
Other income	215,881	185,299	30,582	16.5%
Other expenses	(7,932)	(8,860)	928	(10.5)%
Total other expenses, net	(261,761)	(289,947)	28,186	(9.7)%
Income (loss) before income taxes	2,171,524	(1,873,243)	4,044,767	215.9%
Income tax expense	228,684	8,392	220,292	2625.0%
Net income (loss)	1,942,840	(1,881,635)	3,824,475	203.3%

Gross margin rate	32.5%	32.0%	0.5%	1.7%

Revenue

We derive revenues from sales of products in the domestic and overseas markets. The following table presents our revenues by geographical regions.

	For the year ended December 31,
	2025		2024		Variance	%
	US$	%	US$	%	US$
PRC	16,581,343	84.6%	12,196,548	86.5%	4,384,795	36.0%
International	3,019,348	15.4%	1,909,072	13.5%	1,110,276	58.2%
Total	19,600,691	100.0%	14,105,620	100.0%	5,495,071	39.0%

In 2025, Chinese manufacturers recovered after an economic slowdown triggered by weakening global demand last year. These factors actively affected our revenue performance. For the year ended December 31, 2025, our total revenues increased by approximately $5.5 million, or 39.0%, to $19.6 million, compared to $14.1 million for the year ended December 31, 2024.

The increase was primarily driven by a growth in PRC sales, which growth by approximately $4.4 million to $16.6 million in 2025, from $12.2 million in 2024, mainly due to increased orders from our domestic customers. Moreover, international sales also increased, reaching $3.0 million in 2025, an increase of $1.1 million, or 58.2%, from $1.9 million in the prior year.

Cost of revenues

Our cost of revenues consists primarily of expenses incurred to manufacture our products, including the cost of raw materials, direct labor, and depreciation of production machinery and equipment. For the year ended December 31, 2025, the cost of revenues increased by approximately $3.6 million, or 37.9%, compared to the same period in 2024. This increase was generally in line with the growth in total revenues.

Gross profit

Our gross profit was approximately $6.4 million in 2025, representing an increase of $1.9 million, or 41.1%, compared to $4.5 million in 2024. As a percentage of revenues, our gross margin growth to 32.5% in 2025 from 32.0% in 2024, an increase of 0.5 percentage points or representing a 1.7% relative increase.

Operating expenses

Operating expenses primarily consisted of salary expenses and related employee benefits relating to our sales and marketing, finance, legal, human resources and executive office personnel, and included research and development expenses, shipping and handling expenses, depreciation and amortization expenses, office overhead, professional service expenses and travel and transportation costs.

Operating expenses were approximately $3.9 million for the year ended December 31, 2025, representing a decrease of $2.2 million, or 35.4%, compared to $6.1 million in 2024. The decrease was primarily driven by $2.0 million in share-based compensation recognized in 2024. On May 7, 2024, the Company issued 1,200,000 Ordinary Shares to three employees as part of their 2024 compensation packages. The Ordinary Shares were valued at $1.64 per share, based on the closing market price on May 6, 2024, resulting in $1,968,000 recognized as share-based compensation expense during the year.

Sales and marketing expenses

Our sales and marketing expenses primarily consisted of salaries and related employee benefits for sales and marketing personnel, as well as shipping and handling costs, port and customs clearance fees, storage expenses, promotional and marketing expenditures, and other costs associated with sales and marketing activities. For the year ended December 31, 2025, sales and marketing expenses were approximately $0.9 million, representing an increase of $0.2 million, or 39.7%, compared to $0.7 million in 2024. The increase was generally in line with the growth in sales during 2025.

Research and development (“R&D”) expenses

Substantially all research and development (R&D) costs reflect the Company’s efforts in product development activities. In 2025, R&D expenses were approximately $1.0 million, representing an increase of $0.2 million, or 21.5%, compared to $0.8 million in 2024. The increase was primarily attributable to the Company’s increased investment in research and development as the agricultural machinery and construction machinery markets continued to develop favorably in 2025. The Company plans to increase R&D investment as needed in the future to support the development of new products.

General and administrative (“G&A”) expenses

Our general and administrative (G&A) expenses primarily consisted of salaries and employee benefits, repair and maintenance, professional services, depreciation and amortization, travel, entertainment, and office supplies. In 2025, other G&A expenses were approximately $2.0 million, a decrease of $0.6 million, or 23.9%, compared to $2.6 million in 2024. The decrease was mainly attributable to a decrease of $0.4 million in professional service expenses as less professional service was provided in 2025.

Interest and financing expenses, net

Interest and financing expenses, net primarily consisted of interest expenses on loans, finance leases, and other financial liabilities, as well as expenses related to the discounting of notes receivable prior to maturity, net of insignificant interest income. Interest and financing expenses, net were approximately $470,000 in 2025, a decrease of $3,000, or 0.7%, compared to approximately $466,000 in 2024. The decrease was mainly attributable to lower interest expenses in 2025, as the Company refinanced its short-term loans at more favorable interest rates. The weighted average interest rate on short-term loans was 3.46% in 2025, compared to 4.35% in 2024.

Other income

Other income primarily consists of proceeds from the sale of scrapped materials, government subsidies, foreign currency exchange gains or losses, gains or losses on the disposal of property and equipment, and other miscellaneous items. In 2025, the Company recorded other income of approximately $216,000, representing an increase of $31,000, or 16.5%, compared to $185,000 in 2024. The increase was mainly due to a gain of approximately $17,000 on the disposal of equipment in 2025, compared to a loss of approximately $77,000 recognized in 2024 from similar transactions.

Total other income and expenses, net

Total other income and expenses, net, amounted to a net expense of approximately $262,000 in 2025, a decrease of $28,000, or 9.7%, compared to $290,000 in 2024. This decrease was primarily attributable to the changes in interest and financial expenses, net and other income, as discussed in the respective sections above.

Income (loss) before income taxes

Our income before income taxes was approximately $2.2 million for the year ended December 31, 2025, representing an increase of approximately $4.0 million compared to loss before income taxes of approximately $1.9 million in 2024. This growth was primarily attributable to an increase in sales and other factors discussed in the sections above.

Income tax expense

Income tax consisted of the following:

	For the year ended December 31,
	2025	2024
	US$	US$
Current tax provision	246,804	39,615
Deferred tax provision (benefit)	(18,120)	(31,223)
Income tax expense	228,684	8,392

For the year ended December 31, 2025, the Company recorded a current tax provision of approximately $246,804 and a deferred tax benefit of $18,120, resulting in a net income tax expense of $228,684. In comparison, for the year ended December 31, 2024, the Company recorded a current tax provision of approximately $39,615 and a deferred tax benefit of $31,223, resulting in a net income tax expense of $8,392.

Net income (loss)

As a result of the foregoing, we reported a net income of approximately $1.9 million, or $0.03 per basic and diluted share, for the year ended December 31, 2025, compared to net loss of approximately $1.9 million, or $0.11 per basic and diluted share, for the same period in 2024.

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

The spot exchange rate of the U.S. Dollar against the RMB decreased to 6.9931 as of December 31, 2025, compared to 7.2993 as of December 31, 2024. The average exchange rate for the year ended December 31, 2025, also decreased to 7.1875, from 7.1957 in 2024. As a result of these foreign currency exchange rate fluctuations, we recorded a foreign currency translation adjustment gain of approximately $2,397,000 in other comprehensive income for the year ended December 31, 2025, compared to a foreign currency translation adjustment loss of approximately $701,000 in other comprehensive income for the year ended December 31, 2024.

Comprehensive income (loss)

Our comprehensive income was approximately $4.3 million for the year ended December 31, 2025, compared to comprehensive loss of approximately $2.6 million for the year ended December 31, 2024.

For the Years Ended December 31, 2024 and 2023

The following table summarizes the results of our operations for the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the year ended December 31,		Amount Increase	% Increase
	2024	2023	(Decrease)	(Decrease)
	US$	US$	US$
Revenues, net	14,105,620	15,997,954	(1,892,334)	(11.8)%
Cost of revenues	9,585,873	10,752,114	(1,166,241)	(10.8)%
Gross profit	4,519,747	5,245,840	(726,093)	(13.8)%
Operating expenses
Sales and marketing expenses	669,542	631,359	38,183	6.0%
Research and development	818,312	962,961	(144,649)	(15.0)%
Share-based compensation	1,968,000	-	1,968,000	100.0%
Other G&A expenses	2,647,189	2,631,085	16,104	0.6%
Total operating expenses	6,103,043	4,225,405	1,877,638	44.4%
(Loss) Income from operation	(1,583,296)	1,020,435	(2,603,731)	(255.2)%

Other income and (expenses)
Interest and financing expenses, net	(466,386)	(631,558)	165,172	(26.2)%
Other income	185,299	591,440	(406,141)	(68.7)%
Other expenses	(8,860)	(47,855)	38,995	(81.5)%
Total other expenses, net	(289,947)	(87,973)	(201,974)	229.6%
(Loss) income before income taxes	(1,873,243)	932,462	(2,805,705)	(300.9)%
Income tax expense	8,392	67,740	(59,348)	(87.6)%
Net (loss) income	(1,881,635)	864,722	(2,746,357)	(317.6)%

Gross margin rate	32.0%	32.8%	(0.8)%	(2.4)%

Revenue

We derive revenues from sales of products in the domestic and overseas markets. The following table presents our revenues by geographical regions.

	For the year ended December 31,
	2024		2023		Variance	%
	US$	%	US$	%	US$
PRC	12,196,548	86.5%	12,117,240	75.7%	79,308	0.7%
International	1,909,072	13.5%	3,880,714	24.3%	(1,971,642)	(50.8)%
Total	14,105,620	100.0%	15,997,954	100.0%	(1,892,334)	(11.8)%

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

Operating expenses

Operating expenses primarily consisted of salary expenses and related employee benefits relating to our sales and marketing, finance, legal, human resources and executive office personnel, and included research and development expenses, shipping and handling expenses, depreciation and amortization expenses, office overhead, professional service expenses and travel and transportation costs.

Operating expenses were approximately $6.1 million for the year ended December 31, 2024, representing an increase of $1.9 million, or 44%, compared to $4.2 million in 2023. The increase was primarily driven by $2.0 million in share-based compensation recognized in 2024. On May 7, 2024, the Company issued 1,200,000 Ordinary Shares to three employees as part of their 2024 compensation packages. The Ordinary Shares were valued at $1.64 per share, based on the closing market price on May 6, 2024, resulting in $1,968,000 recognized as share-based compensation expense during the year.

Sales and marketing expenses

Our sales and marketing expenses primarily consisted of salaries and related employee benefits for sales and marketing personnel, as well as shipping and handling costs, port and customs clearance fees, storage expenses, promotional and marketing expenditures, and other costs associated with sales and marketing activities. For the year ended December 31, 2024, sales and marketing expenses were approximately $0.67 million, representing a decrease of $0.04 million, or 6%, compared to $0.63 million in 2023. The decrease was generally in line with the decline in sales during 2024.

Research and development (“R&D”) expenses

Substantially all research and development (R&D) costs reflect the Company’s efforts in product development activities. .In 2024, R&D expenses were approximately $0.82 million, representing a decrease of $0.14 million, or 15%, compared to $0.96 million in 2023. retain content as standing The Company plans to increase R&D investment as needed in the future to support the development of new products.

Other general and administrative expenses

Our other general and administrative (G&A) expenses primarily consisted of salaries and employee benefits, repair and maintenance, professional services, depreciation and amortization, travel, entertainment, and office supplies. In 2024, other G&A expenses were approximately $2.65 million, an increase of $0.02 million, or 0.6%, compared to $2.63 million in 2023. The increase was mainly attributable to a $0.06 million rise in depreciation and amortization expenses, driven by new buildings placed into operation and increased allocation of depreciation. Additionally, transportation expenses increased by $0.04 million in 2024, contributing to the overall rise.

Interest and financing expenses, net

Interest and financing expenses, net primarily consisted of interest expenses on loans, finance leases, and other financial liabilities, as well as expenses related to the discounting of notes receivable prior to maturity, net of insignificant interest income. Interest and financing expenses, net were approximately $466,000 in 2024, a decrease of $165,000, or 26%, compared to approximately $632,000 in 2023. The decrease was mainly attributable to lower interest expenses in 2024, as the Company refinanced its short-term loans at more favorable interest rates. The weighted average interest rate on short-term loans was 4.35% in 2024, compared to 5.70% in 2023.

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

Income tax expense

Income tax consisted of the following:

	For the year ended December 31,
	2024	2023
	US$	US$
Current tax provision	39,615	92,869
Deferred tax provision (benefit)	(31,223)	(25,129)
Income tax expense	8,392	67,740

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

The spot exchange rate of the U.S. Dollar against the RMB increased to 7.2993 as of December 31, 2024, compared to 7.0999 as of December 31, 2023. The average exchange rate for the year ended December 31, 2024, also increased to 7.1957, from 7.0809 in 2023. As a result of these foreign currency exchange rate fluctuations, we recorded a foreign currency translation adjustment loss of approximately $701,000 in other comprehensive loss for the year ended December 31, 2024, compared to a foreign currency translation adjustment loss of approximately $659,000 in other comprehensive income for the year ended December 31, 2023.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates and critical accounting policies.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland China project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the mainland China project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower mainland China withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by Hongli WFOE to its immediate holding company, Hongli HK. As of the date of this Annual Report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Hongli HK intends to apply for the tax resident certificate when Hongli WFOE plans to declare and pay dividends to Hongli HK. See “Item 3. Key Information-D. Risk Factors — Risks Related to Doing Business in China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Hongli WFOE, and dividends payable by Hongli WFOE to Hongli HK may not qualify to enjoy certain treaty benefits.”

Any transfer of funds by the holding company to the PRC operating entities, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in mainland China. Any foreign loans procured by the PRC operating entities and Hongli WFOE is required to be registered with SAFE or its local branches or satisfy relevant requirements, and Hongli WFOE may not procure foreign loans which exceed the difference between their respective total project investment amount and registered capital or 3.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of Hongli WFOE, and the VIE may not procure foreign loans which exceed 3.5 times (which may be varied due to the change of mainland China’s national macro-control policy) of the net worth of the VIE. According to the relevant PRC regulations on foreign-invested enterprises in mainland China, capital contributions to the PRC operating entities are subject to the filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

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

Following the completion of the IPO, all net proceeds of approximately $8.4 million—including the exercise of over-allotment options—were transferred from Hongli Cayman to Hongli HK, and subsequently from Hongli HK to the wholly foreign-owned enterprise (“WFOE”). The WFOE loaned a total of $8.4 million to Hongli Shandong through an entrusted loan arrangement with Weifang Bank. Hongli Shandong utilized these proceeds to repay a portion of a $10.5 million (RMB70 million, based on the 2023 exchange rate) bank loan. Please refer to the Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On November 13, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”) for a private placement offering, pursuant to which the Company agreed to sell and issue 60,000,000 ordinary shares, par value $0.0001 per share, at a purchase price of $0.55 per share, for an aggregate purchase price of $33,000,000. The transaction closed on December 5, 2024. Upon closing, the Company issued 60,000,000 ordinary shares to the Purchasers and received gross proceeds of RMB239,979,300, equivalent to $33,000,000. The ordinary shares issued in this transaction were offered and sold in reliance on the exemption from registration provided by Rule 903 of Regulation S under the Securities Act of 1933, as amended. The 60,000,000 new Ordinary Shares were registered for resale under the Company’s registration statement on Form F-3 (File No. 333-284050), initially filed with the U.S. Securities and Exchange Commission on December 5, 2024 and declared effective on February 4, 2025.

On April 11, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a U.S. investor (the “Investor”) for a private placement offering, providing the sale and issuance of 1,300,000 ordinary shares of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.25 per Share, for aggregate gross proceeds of $325,000. The Securities Purchase Agreement contains customary representations and warranties of the Company and the Investor and customary indemnification and obligations of the parties. On April 24, 2026, the transaction contemplated by the Securities Purchase Agreement was closed. Upon closing, the Company issued a total of 1,300,000 ordinary shares to the Investor following receipt of gross proceeds of $325,000.

As of December 31, 2025, we had cash and cash equivalents of approximately $1.9 million, and our current assets were approximately $16.1 million, and our current liabilities were approximately $14.4 million. Total shareholders’ equity as of December 31, 2025 was approximately $57.8 million. Substantially all of our current operations are conducted in the PRC and most of our revenue, expenses, cash and cash equivalents are denominated in RMB. Substantially all of our cash and cash equivalents were held by the Company in the PRC.

In assessing our liquidity, we monitor and analyze our cash on hand and held in the bank, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings, additional capital contributions from shareholders, as well as the proceeds we received from the IPO. For the years ended December 31, 2025, we generated positive cash flow of approximately $0.7 million. For the years ended December 31, 2024, we used $0.4 million in operating activities. For years ended December 31, 2023, we generated positive cash flow of approximately $0.9 million. Our working capital requirements are affected by the efficiency of the PRC operating entities’ operations, the numerical volume and dollar value of their sales contracts, the progress or execution on their customer contracts, and the timing of accounts receivable collections. The PRC operating entities had been using their historical funds to optimize our sales and production and the PRC operating entities generated positive cash flows from their business for their ordinary course of operations in 2025. In order to further grow and expand the business, the PRC operating entities are seeking bank loans and equity financing to fund and execute their Expansion Plan, and there can be no assurance that the PRC operating entities will possess or be able to secure the bank loans to meet these payment obligations under the Expansion Plan when they become due. See “Item 3. Key Information-D. Risk Factors — Risks Related to the Business and Industry — Our indebtedness to lenders and other creditors is significant and if we encounter demands for payment that we cannot meet, it could have adverse consequences for our business and future prospects.”

The following table sets forth summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Net cash provided by (used in) operating activities	878,267	(414,034)	884,917
Net cash used in investing activities	(1,261,573)	(33,311,809)	(2,253,634)
Net cash provided by financing activities	1,255,752	33,508,577	382,094
Effect of exchange rates on cash	87,935	326,383	(311,747)
Net increase (decrease) in cash and cash equivalents	960,381	109,117	(1,298,370)
Cash, cash equivalents and restricted cash at beginning of the year	924,786	815,669	2,114,039
Cash, cash equivalents and restricted cash at end of the year	1,885,167	924,786	815,669

Operating Activities

For the year ended December 31, 2025, net cash provided by operating activities was approximately $0.9 million, including a net income of approximately $1.9 million, adjusted for non-cash items totaling approximately $1.0 million, and negative changes in operating assets and liabilities of approximately $2.1 million. The unfavorable changes in working capital were primarily due to an increase in accounts receivable of $3.2 million, and an increase in notes receivable of $0.7 million. These negative impacts were partially offset by a decrease in prepayments of $1.0 million, a decrease in accounts payable and accrued expenses of $0.4 million, and a decrease in inventory of $0.2 million, along with other minor changes.

For the year ended December 31, 2024, net cash used in operating activities was approximately $0.4 million, including a net loss of approximately $1.9 million, adjusted for non-cash items totaling approximately $3.0 million, and negative changes in operating assets and liabilities of approximately $1.5 million. The unfavorable changes in working capital were primarily due to an increase in prepayments of $1.1 million, an increase in inventory of $0.4 million, and an increase in notes receivable of $0.4 million. These negative impacts were partially offset by a decrease in accounts payable and accrued expenses of $0.3 million, along with other minor changes.

For the year ended December 31, 2023, net cash provided by operating activities was approximately $0.9 million, including a net income of approximately $0.9 million, adjusted for non-cash items of approximately $0.7 million and negative changes in operating assets and liabilities of approximately $2.2 million and positive changes of $1.5 million. The negative changes in operating assets and liabilities mainly included an increase in prepayments of $0.1 million, an increase in accounts payable, accrued expenses and income tax payable of $2.0 million. The positive changes in operating assets and liabilities mainly included a decrease of accounts receivable of approximately $1.2 million, a decrease in notes receivable of approximately $0.06 million, a decrease in inventory of $0.2 million, and a decrease in due from related parties of $0.1 million.

Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was approximately $1.3 million. During the year, the Company prepaid approximately $1.1 million for the acquisition of the Yingxuan Assets, paid $0.4 million loan advance to related parties, and spent approximately $0.2 million on purchase of property and equipment. These investment expenditures were partially offset by approximately $0.4 million repayment of loan from related parties and $0.04 million cash proceeds from the sale of equipment.

For the year ended December 31, 2024, net cash used in investing activities was approximately $33.3 million. During the year, the Company paid $33.4 million as a deposit for investment in joint venture, prepaid approximately $0.3 million for the acquisition of the Yingxuan Assets, and spent approximately $0.03 million on purchase of property and equipment. These investment expenditures were partially offset by approximately $0.35 million loan repayment received from a related party, along with minor cash proceeds from the sale of equipment.

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

Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was approximately $1.3 million. This was primarily driven by net proceeds from short-term loans of approximately $1.5 million (borrowings of approximately $8.9 million offset by repayments of approximately $7.4 million). These inflows were partially offset by repayments totaling of approximately $0.3 million related to long-term loans.

For the year ended December 31, 2024, net cash provided by financing activities was approximately $33.5 million. This was primarily driven by proceeds from a private placement of $33.0 million; net proceeds from long-term loans of approximately $0.3 million (borrowings of approximately $0.4 million offset by repayments of approximately $0.1 million); net proceeds from short-term loans of approximately $0.3 million (borrowings of approximately $7.2 million offset by repayments of approximately $6.9 million); and net proceeds of approximately $0.02 million from related parties (advances of approximately $1.06 million offset by repayments of approximately $1.04 million). These inflows were partially offset by payments totaling of approximately $0.09 million related to finance leases and other financing liabilities.

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

Loans, Guarantees and Pledges

Loans represent amounts due to various banks and financial institutions on scheduled payment dates set out in the loan agreements. These loans are secured by pledge or guarantees and are classified as short term or long term based on their maturities. Substantially all of the loans are used for the purchase of raw materials. Substantially all outstanding loans as of December 31, 2025 and 2024 were guaranteed by the CEO, the family members of the CEO, companies owned by those family members.

As of December 31, 2025 and 2024, short-term loans and long-term loans, and third party and related party companies, personal guarantees and pledges provided for the outstanding loans were as follows:

			As of December 31,
Financial Institutions	Loan period	Interest rate	2025	2024
			US$	US$
China Minsheng Bank(2)(3)	February 11, 2025 to February 11, 2026	3.30%	285,996	-
China Minsheng Bank(2)(3)	June 30, 2025 to June 30, 2026	3.30%	428,994	-
China Minsheng Bank(2)(3)	September 3, 2025 to September 3, 2026	3.30%	571,992	-
Bank of Rizhao(2)	April 10, 2025 to April 10, 2026	3.50%	714,990	-
Rural Commercial Bank of Shandong(2)	September 29, 2025 to September 29, 2026	3.20%	3,574,952	-
Rural Commercial Bank of Shandong(2)	November 21, 2025 to November 18, 2026	3.50%	714,990	-
XCMG Commercial Factoring (Xuzhou) Co., Ltd(2)(3)	November 28, 2025 to November 25, 2026	3.50%	500,493	-
XCMG Commercial Factoring (Xuzhou) Co., Ltd(2)(3)	December 12, 2025 to March 25, 2026	3.50%	171,598	-
Bank of Beijing(2)	December 29, 2025 to December 29, 2026	3.10%	714,990	-
Industrial and Commercial Bank of China	March 21, 2025 to March 20, 2026	3.65%	142,998	-
Industrial and Commercial Bank of China	March 21, 2025 to March 18, 2026	3.65%	285,999	-
Bank of Beijing(1)	December 25, 2024 to December 25, 2025	3.10%	-	958,996
Rural Commercial Bank of Shandong(1)(2)	December 2, 2024 to November 26, 2025	4.35%	-	684,997
Bank of Rizhao(1)(2)	April 17, 2024 to April 10, 2025	3.70%	-	1,095,996
China Minsheng Bank(2)	August 30, 2024 to August 30, 2025	4.00%	-	684,997
Weihai City Commercial Bank(1)	February 29, 2024 to February 25, 2025	3.75%	-	1,095,995
Agricultural Bank of China(2)	September 29, 2024 to September 28, 2025	3.90%	-	1,315,195
Short-term loans			8,107,992	5,836,176

Shenzhen Qianhai WeBank Co., Ltd.(1)	January 30, 2024 to February 1, 2026	6.28%	40,857	234,856
Bank of Weifang(1)(2)	April 25, 2023 to April 22, 2026	2.80%	100,099	-
Bank of Weifang(1)(2)	May 10, 2023 to April 22, 2026	2.80%	1,272,683	5,480
Rural Commercial Bank of Shandong(1)(2)	April 28, 2023 to April 27, 2026	3.50%	1,993,393	2,740
Current portion of long-term loans			3,407,032	243,076
Total short-term loans			11,515,024	6,079,252

Shenzhen Qianhai WeBank Co., Ltd.(1)	January 30, 2024 to February 1, 2026	6.28%	-	39,143
Bank of Weifang(1)(2)	April 25, 2023 to April 22, 2026	2.80%-3.30%	-	136,999
Bank of Weifang(1)(2)	May 10, 2023 to April 22, 2026	2.80%-3.30%	-	1,219,295
Rural Commercial Bank of Shandong(1)(2)	April 28, 2023 to April 27, 2026	3.50%-4.10%	-	1,909,772
Non-current portion of long-term loans			-	3,305,209

(1)	The loans were guaranteed by the CEO, by the CEO, Jie Liu, and the family members of the CEO, Yuanqing Liu, Ronglan Sun and Hongyu Hao.

(2)	The loans were secured by various patents, land use rights and construction in progress, real estate.

(3)	The loans were secured by accounts receivable.

Existing Commitment under Expansion Plan

The Company’s existing commitment under Expansion Plan was as follows as of various dates set forth below:

Projects	Total	Installments	Payment Schedule	Source of Funds	Status	Notes
Yingxuan Assets(1)	$21.6 million	$2.1 million	2020	Working capital	Paid	Upon completion of the legal title transfer for the remaining real estate and land use rights
		$0.7 million	2021	Working capital and bank loan	Paid
		$12.9 million	2022	Working capital and bank loan	Paid
		$1.8 million	2023	Working capital and bank loan	Paid
		$0.3 million	2024	Working capital and bank loan	Paid
		$1.1 million	2025	Working capital and bank loan	Paid
		$2.7 million		Working capital and bank loan	Pending

New facilities(2)	$3.20 million	$3.19 million		Working capital	Paid	As of December 31, 2025
		$0.01 million		Working capital	Paid

Facility finance leasing(3)	$1.55 million	$1.17 million		Working capital	Paid	As of December 31, 2025
		$0.33 million		Working capital	Paid
		$0.05 million		Working capital	Paid

(1)	The total consideration was adjusted to approximately $21.6 million (RMB 151.4 million). As of December 31, 2025, the Company had made cumulative payments of approximately $18.9 million (RMB132.1 million) to Yingxuan in connection with the acquisition of real estate and land use rights. Of the assets covered by these payments, approximately $13.9 million (RMB 97.5 million) had been legally transferred to the Company while the remaining assets, valued at approximately $7.7 million (RMB53.9 million), had not yet been transferred as of the filing date of this report. A remaining balance of approximately $2.8 million (RMB19.3 million) is contractually payable only upon completion of the legal title transfer for the remaining real estate and land use rights.

(2)	As of December 31, 2025, Hongli Shandong had purchased a total of 407 pieces of facilities for these workshops, for a total amount of approximately $3.2 million (RMB23.3 million). Hongli Shandong has made total payments of these facilities for $3.2 million (RMB23.3 million).

(3)	Hongli Shandong entered into several finance leasing agreements to lease various facilities for a total amount of $1.55 million (RMB10.7 million), with lease terms ranging from 13 to 36 months. For the year ended December 31, 2023, the Company paid a total of approximately $308,000 towards these finance leases. As of December 31, 2023, two facility finance leases remained unpaid, with a total lease liability of $45,300, which is scheduled to be paid off in 2024. The Company fully repaid all finance lease liabilities as scheduled in 2024. Upon completion of these payments, the Company obtained full ownership of the related facilities.

(i) Yingxuan Assets

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, building, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately RMB125.0 million (approximately $17.1 million, the “Purchase Price for Yingxuan Assets”).

On January 1, 2021, Hongli Shandong and Yingxuan entered into three asset transfer agreements (the “YX Asset Transfer Agreements”), pursuant to which Hongli Shandong has made various payments towards the Purchase Price for Yingxuan Assets according to the payment schedule and Yingxuan has transferred the titles to part of the Yingxuan Assets to Hongli Shandong, pending the full payment for the Purchase Price for Yingxuan Assets. During the year ended December 31, 2021, Hongli Shandong paid the deposit of RMB15.4 million (approximately $2.4 million) to Yingxuan from its working capital, which was used towards the Purchase Price for Yingxuan Assets.

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

As of December 31, 2025, the Company had made cumulative payments of approximately $18.9 million (RMB 132.1 million) to Yingxuan in connection with the acquisition of real estate and land use rights. Of this amount, assets totaling approximately $13.9 million (RMB 97.5 million) had been legally transferred to the Company. The remaining assets, valued at approximately $7.7 million (RMB 53.9 million), had not yet been transferred as of the filing date of this report. A remaining balance of approximately $2.8 million (RMB 19.3 million) is contractually payable only upon completion of the legal title transfer for the remaining real estate and land use rights. As this payment obligation is contingent on the occurrence of a future event, no liability has been recognized as of December 31, 2025.

Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2025 and 2024, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Tabular Disclosure of Contractual Obligations

Lease

Finance Lease

The Company acquired certain machineries on finance lease. The amortization of the finance lease asset was nil, $37,335 and $73,422 for the years ended December 31, 2025, 2024 and 2023, respectively. The amortization of finance lease asset is included in depreciation and amortization expense. The interest expense on finance lease was nil, $539 and $10,036 for the years ended December 31, 2025, 2024 and 2023, respectively.

Failed sale and leaseback

For the years ended December 31, 2023 and 2022, the Company entered into three sale and leaseback agreements for a 2-year lease of four machineries. The lease agreement offers the Company a bargain purchase option to purchase the machineries at the end of lease term for RMB100. The management evaluated the carrying amount of the underlying assets at the end of lease term and their difference between the bargain purchase consideration, and concluded that the Company is reasonably certain to exercise the bargain purchase option. This qualifies the leases as failed sale and leaseback transactions and the Company accounts for leases as financing transactions. One machinery leased pursuant to such sale and leaseback agreement entered in November 2021 is associated with the new production facilities for the workshops under the Expansion Plan. See “Item 4. Information on the Company – B. Business Overview – Facilities and Equipment of the PRC Operating Entities - Yingxuan Assets Purchase.”

For the years ended December 31, 2025, 2024 and 2023, the interest related to the failed sale and leaseback was nil, nil and $9,371, respectively. There were no financing liabilities as of December 31, 2025 and 2024, respectively. All financing liabilities were fully paid off as of December 31, 2024.

C. Research and development, Patents and License, etc.

See “Item 4. Information on the Company-B. Business Overview-Research and Development” and “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

D. Trend information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

For the year ended December 31, 2025 and 2024, we identified no critical accounting estimates in the preparation of our financial statements.

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

Name	Age	Position(s)
Jie Liu	39	Chief Executive Officer, Director and Chairman
Xiangmei Zeng	40	Chief Financial Officer
Chenglong Yang (1)	37	Independent Director
Qian (Hebe) Xu (2)*	44	Independent Director
Yizhao Zhang (3)*	55	Independent Director
Chuang Chen(2) (3) *	53	Independent Director
Junwei Shao(2)*	48	Independent Director

(1)	Chair of the Compensation Committee.

(2)	Chair of the Nominating and Corporate Governance Committee.

(3)	Chair of the Audit Committee and Audit Committee financial expert.

*	Each of Qian (Hebe) Xu and Yizhao Zhang has tendered his resignation from the position as a director of our company, effective in July 2025, and each of Chuang Chen and Junwei Shao has accepted the appointment to be our director, effective from July 2025.

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

Yizhao Zhang, served as an independent director of our Company until his resignation in July 2025. Mr. Zhang has more than 10 years’ experience in financial management. From June 2017 to July 2021, Mr. Zhang served as an independent director at XT Energy Group, Inc. (OTC: XTEG), a company engaged in a variety of energy-related businesses in China. From December 2009 to July 2021, Mr. Zhang served as an independent director at Kaisa Group Holdings LTD. (HKSE: 1638), a China-based integrated property developer. From August 2009 to July 2021, Mr. Zhang served as an independent director at China Carbon Graphite Group, Inc. (OTC: CHGI), engaged in the research and development, rework and sales of graphene and graphene oxide and graphite bipolar plates in China. He is a Certified Public Accountant of the State of Delaware, and a member of the American Institute of Certified Public Accountants. He also has the Chartered Global Management Accountant designation. Mr. Zhang received his Bachelor’s degree in Economics from Fudan University, Shanghai in 1992 and an MBA degree from State University of New York, University at Buffalo in 2003.

Qian (Hebe) Xu, served as an independent director of our Company until his resignation in July 2025. Ms. Xu has more than 10 years’ experience in the financial markets as an investment banker, specializing in US-China cross border transactions. Since October 2018, Ms. Xu has served as the founder of HB International Consulting LLC, a firm providing business consulting and financial advisory services. From November 2008 to October 2018, Ms. Xu worked at TriPoint Global Equities LLC (“TriPoint”), an investment banking firm, as an analyst (November 2008 to April 2013), the vice president of investment banking (from April 2013 to May 2017) and the senior vice president (from May 2017 to October 2018), leading effort of the US-China cross border investment, mergers & acquisitions, and initial public offerings. Ms. Xu received her Bachelor’s degree in Telecommunication Engineering from Sun Yat-Sen (Zhongshan) University in 2004 and a Master’s degree in Economics from New York University in 2009.

Chuang Chen has been an independent director of our Company since July 2025. Mr. Chen is a certified public accountant. Mr. Chen has been a partner at Zhongxinghua Accounting Firm since November 2011. Prior to Zhongxinghua, he was a department manager at Zhongxingcai Guanghua Accounting firm from November 2018 to October 2021. From November 2017 to November 2018, Mr. Chen was a non-equity partner at Ruihua Certified Public Accountants. Mr. Chen earned his bachelor’s degree in accounting from Handan Agricultural College in 1996 and became a certified public accountant in China in 2004. He has extensive experience in initial public offerings and has advised a number of companies going public in China and the United States, including Huan China Sun Pharmaceutical Machinery Co. Ltd. and Sichuan Goldstone Orient New Material Equipment Inc.’s listings on the Shenzhen Stock Exchange. Mr. Chen is a financial expert in auditing, accounting, and setting up internal control systems. Since November 2023, he has held the position of an independent director and the Chair of the Audit Committee at QQJ Inc.

Junwei Shao, has been an independent director of our Company since July 2025. Mr. Shao has served as the president of Shanghai Lejia Information Co., Ltd. Since April 2015. Prior to that, Mr. Shao acted as the president for Shanghai Yunhe Information Technology Co., Ltd., providing digital cloud services for hotels in China. Mr. Shao earned his bachelor’s degree in applied computer science from Shanghai University in 2001.

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

B. Compensation of Directors and Executive Officers

Summary Compensation Table

For the year ended December 31, 2025, we paid an aggregate of approximately RMB0.27 million (US$0.04 million) in cash to our executive officers and directors. The following table sets forth certain information with respect to compensation for the fiscal year ended December 31, 2025, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Jie Liu(1) CEO and Chairman	2025	26,713	-	-	-	-	-	-	26,713
Xiangmei Zeng(2) CFO	2025	10,990	-	-	-	-	-	-	10,990

(1)	Appointed as the CEO and Chairman effective as of June 2021.

(2)	Appointed as the CFO effective as of October 2023.

We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers, except as required by applicable law. Our subsidiaries and the PRC operating entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund. For compensation share and option grants to our officers and directors, see “Share Compensation Plans.”

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

We have also entered into indemnification agreements with certain of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

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

As of the date of this annual report, no equity awards under the 2024 Plan had been granted to our directors or executive officers. Our employees and other eligible individuals, excluding members of senior management as a group, held equity awards with respect to an aggregate of 1,200,000 ordinary shares under the 2024 Plan.

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

There is no formal requirement under the Company’s Amended and Restated Memorandum and Articles of Association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we may hold such meetings to, among other things, elect our directors.

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

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Ms. Junwei Shao, Mr. Chenglong Yang, and Mr. Chuang Chen is “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence.

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

Remuneration and Borrowing

Until otherwise determined by the company by ordinary resolution, the directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors are serving on each of the committees. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of our three independent directors. Chuang Chen is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Chuang Chen qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors. Chuang Chen is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of April 27, 2026, we have a total of 176 full-time employees, of which 108 are in the manufacturing department, 31 are in research and development department, and 37 are in administrative department.

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

During and after our last completed fiscal year ended December 31, 2025, no requirement arose to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our compensation recovery policy. There was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the compensation recovery policy to a prior restatement.

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

The percentage of beneficial ownership owned is based on 74,738,750 Ordinary Shares outstanding as of the date of May 6, 2026.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Jie Liu(2)(3)	6,787,517	9. 082%
Xiangmei Zeng	-	-
Chenglong Yang	-	-
Chuang Chen	-	-
Junwei Shao	-	-
All directors and executive officers as a group (5 individuals):	6,787,517	9. 082%
5% Shareholders:
Hongli Development Limited(3)	6,787,517	9.082%
PHOENIX GATEWAY ALLIANCE LIMITED(4)	5,970,000	7.988%
ATLAS GLOBAL GROUP LIMITED(5)	5,850,000	7.827%
SOLARIS PRIME INTERNATIONAL LIMITED(6)	5,830,000	7.801%

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 777, Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400.

(2)	Jie Liu is the CEO and Chairman of the Board of Hongli Cayman.

(3)	Representing 6,787,517 Ordinary Shares held by Hongli Development Limited, a British Virgin Islands company, which is owned by Mr. Yuanqing Liu, Mr. Jie Liu, and Mrs. Ronglan Sun. Pursuant to certain proxy agreements, the person having voting, dispositive or investment powers over Hongli Development Limited is Mr. Jie Liu. The registered address of Hongli Development Limited is Ritter House, Wickham Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands.

(4)	Represents 5,970,000 ordinary shares held by PHOENIX GATEWAY ALLIANCE LIMITED, which is 100% owned by Wei Zhang. The address of PHOENIX GATEWAY ALLIANCE LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	Represents 5,850,000 ordinary shares held by ATLAS GLOBAL GROUP LIMITED, which is 100% owned by Zefeng Zhang. The address of ATLAS GLOBAL GROUP LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Represents 5,830,000 ordinary shares held by SOLARIS PRIME INTERNATIONAL LIMITED, which is 100% owned by Maochun Hu. The address of SOLARIS PRIME INTERNATIONAL LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B. Related Party Transactions

Contractual Arrangements among the Hongli HK, Hongli WFOE and Hongli Shandong.

See “Item 4. INFORMATION ON THE COMPANY - A. History and Development of the Company - Our Corporate History and Structure.”

Employment Agreements

See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - B. Compensation of Directors and Executive Officers - Employment Agreements and Indemnification Agreements.”

Share Compensation Plan

See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - B. Compensation of Directors and Executive Officers - Share Compensation Plans.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Name of the related parties	Nature of the relationship
Jie Liu	CEO and Chairman of the Company
Jian Liu	Vice president of the Company
Yuanqing Liu	Family member of the CEO, Father of the CEO
Ronglan Sun	Family member of the CEO, Mother of the CEO
Hongyu Hao	Family member of the CEO and Vice President of Purchase Department
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Li Liu	Family member of the CEO, Sister of the CEO
Yongqing Dong	Family member of the CEO

Certain loans were guaranteed by the CEO, Jie Liu, and the family members of the CEO, Yuanqing Liu, Ronglan Sun and Hongyu Hao.

Amount due from related parties:

	As of December 31,
	2025	2024
	US$	US$
Jie Liu(1)	356,556	-
Jian Liu(5)	20	-
Total	356,576	-

Amount due to related parties:

	As of December 31,
	2025	2024
	US$	US$
Jie Liu(2)(3)(5)	-	(17,875)
Hongyu Hao(5)	-	(629)
Yongqing Dong(4)	(4,207)	(2,743)
Total	(4,207)	(21,247)

Related parties transactions:

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Advance to related parties(1)	(410,017)	-	(351,924)
Repayment from related parties(1)	423,930	346,238	-
Advances from related parties(2)	-	1,064,327	4,566,368
Repayments to related parties(2)	-	(1,041,097)	(5,127,251)
Sale of a vehicle to a related party(3)	19,868	-	-
Purchase of freight service(4)	16,751	-	-

(1)	The Company made interest-free loan to Jie Liu, which is due on demand, and received repayment for the loan.

(2)	The Company received interest-free loan from Jie Liu, which is due on demand, and made repayment for the loan.

(3)	The Company sold a vehicle to Jie Liu.

(4)	The Company received freight service from Yongqing Dong.

(5)	The Company made reimbursement to Jie Liu, Jian Liu, Hongyu Hao, Yuanqing Liu, and Yuanxiang Liu.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of funds from Hongli HK, which will be dependent on receipt of dividends from Hongli WFOE, which will be dependent on payments from the VIE in accordance with the laws and regulations of the PRC and the Contractual Arrangements between them. Pursuant to the PRC Enterprise Income Tax Law, or the “EIT Law” and its implementation rules, any dividends paid by Hongli WFOE to Hongli HK will be subject to a withholding tax rate of 10%. However, if the Hongli WFOE is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends Hongli HK receives from Hongli WFOE may be reduced to 5%. See “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in China - We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct the business.”

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

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Item 4 - Information on the Company,” “Item 6 -Directors, Senior Management and Employees,” “Item 7 - Major Shareholders and Related Party Transactions,” and Exhibits 4.1 to 4.16 in this Annual Report, which sections are incorporated herein by reference.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations Related to Foreign Exchange” for more information.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of mainland China tax law, it represents the opinion of Beijing Dacheng Law Offices, LLP (Shanghai), our PRC counsel. To the extent that the discussion relates to matters of U.S. Federal Income Taxation, it represents the opinion of McCarter & English, LLP, our U.S. counsel. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier (Cayman) LLP, our Cayman Islands counsel.

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

Hong Kong Taxation

Hongli HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 on its taxable income generated from operations in Hong Kong. We did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to us are not subject to any Hong Kong withholding tax.

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

U.S. Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that holds our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare tax on certain net investment income, and any minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders in securities that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for any minimum tax;

●	persons who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own ordinary shares representing 10% or more of our stock (by vote or value); or

●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities or arrangements.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal tax law to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity or arrangements treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ordinary shares will be treated as the beneficial owner of the underlying shares represented by the ordinary shares. The remainder of this discussion assumes that a U.S. Holder of our ordinary shares will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we intend to treat our consolidated VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE and its subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ordinary shares, we do not believe we were a PFIC for the taxable year ended December 31, 2025 and do not anticipate being or becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ordinary shares are readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ordinary shares will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “-Mainland China Enterprise Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. We may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ordinary shares, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the Treaty. Pursuant to U.S. Treasury Regulations (the applicability of which has been postponed until further guidance is issued), if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the U.S. Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a national securities exchange that is registered with the SEC or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For those purposes, our ordinary shares are listed on Nasdaq Capital Market, which is an established securities exchange in the United States. We anticipate that our ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ordinary shares if we are or become a PFIC.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company - A. History and Development of the Company” and Exhibit 8.1 to this Annual Report.

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

Interest rate risk

As of December 31, 2025, we had aggregate variable-rate borrowings, including the term-loans borrowings, factoring loan, and the revolving credit loan from various banks and financial institutions. The following table depicts the outstanding balance of the term-loans, factoring loan and revolving loan from each bank and financial institution.

	As of
	December 31,	Interest Rate Impact on Expense
Financial Institutions	2025	1%	3%	5%
Short-term loans
Rural Commercial Bank of Shandong	$4,289,942	$42,899	$128,698	$214,497
Industrial and Commercial Bank of China	428,997	4,290	12,870	21,450
Bank of Beijing	714,990	7,150	21,450	35,750
Bank of Rizhao	714,990	7,150	21,450	35,750
China Minsheng Bank	1,286,982	12,870	38,609	64,349
XCMG Commercial Factoring (Xuzhou) Co., Ltd	672,091	6,721	20,163	33,605
Total short-term loans	$8,107,992	$81,080	$243,240	$405,401
Long-term loans
Bank of Weifang	$100,099	$1,001	$3,003	$5,005
Bank of Weifang	1,272,683	12,727	38,180	63,634
Rural Commercial Bank of Shandong	1,993,393	19,934	59,802	99,670
Shenzhen Qianhai WeBank Co., Ltd	40,857	409	1,226	2,043
Total long-term loans	$3,407,032	$34,071	$102,211	$170,352

Total	$11,515,024	$115,151	$345,451	$575,753

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

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our initial public offering of 2,371,875 Ordinary Shares (including exercise of over-allotment option). The initial public offering was consummated on March 31, 2023 and the over-allotment option was exercised on May 2, 2023. The managing underwriter was EF Hutton, division of Benchmark Investments, LLC. The Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $9.49 million, and net proceeds of approximately $8.4 million.

We have earmarked and have used the proceeds of the initial public offering as follows: approximately $4.3 million were used to repay the bank loans in connection with the Expansion Plan, approximately $1.8 million were used to pay for a portion of the remaining Yingxuan Assets, approximately $0.4 million were used for product research and development, and approximately $0.1 million were used for recruitment of personnel including not only experienced personnel with solid industry background for the growth of business but experienced personnel and/or advisors with expertise in U.S. GAAP and internal control and capital markets experience.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2025 were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2025, our internal control over financial reporting was not effective due to material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

In the course of preparing our consolidated financial statements for the year ended December 31, 2025, we identified several control deficiencies, which include material weaknesses and significant deficiencies, in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States (the “PCAOB”), as of December 31, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by management, together with our independent registered public accounting firm, were as follows:

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

To remediate the material weakness and significant deficiency described above, we have undertaken the following actions:

●	Hired an experienced outside consultant with adequate experience with U.S. GAAP and the SEC reporting and compliance requirements

●	Continued our efforts to provide ongoing training courses in U.S. GAAP to existing personnel, including our Chief Financial Officer

●	Continued our efforts to setup the internal audit department, and enhance the effectiveness of the internal control system

●	Continued our efforts to implement necessary review and controls at related levels and the submission of all important documents and contracts to the office of our Chief Executive Officer for retention.

In light of the material weaknesses and significant deficiencies identified, our management, accounting and financial reporting staff, and outsourced financial reporting consultant performed additional analyses and procedures in order to conclude that our consolidated financial statements as of December 31, 2025, and for the year then ended included in this Annual Report on Form 20-F are fairly stated in accordance with U.S. GAAP. Accordingly, our management believes that the Company’s consolidated financial statements as of December 31, 2025, and for the year then ended are fairly stated, in all material respects, in accordance with U.S. GAAP.

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

Item 16. Reserved

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Chuang Chen is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website. See Exhibit 11.1 to this Annual Report for the Code of Business Conduct and Ethics.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by RBSM LLP and HTL International, LLC for the periods indicated:

	December 31, 2025	December 31, 2024
	USD’000	USD’000
Audit Fees
- HTL International, LLC	500	-
- RBSM LLP	373	488
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	873	488

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 9, 2026, the audit committee approved the change of the Company’s independent auditor to HTL International, LLC (“HTL”), in place of RBSM LLP (“RBSM”). The Company’s dismissal of RBSM became effective as of January 9, 2026, and the engagement of HTL as the independent auditor of the Company became effective as of January 9, 2026 to audit the consolidated financial statements of the Company and its subsidiaries for the years ended December 31, 2025, 2024 and 2023.

RBSM’s report on the Company’s financial statements for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the fiscal years ended December 31, 2024 and 2023, and through January 9, 2026, there were no disagreements with RBSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to RBSM’s satisfaction, would have caused RBSM to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. During the fiscal years ended December 31, 2024 and 2023, and through January 9, 2026, there were no “reportable events,” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses identified by management under the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on May 12, 2025.

The Company has provided RBSM with a copy of the above disclosure and requested that RBSM furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of RBSM’s letter is incorporated by reference as Exhibit 16.1 to this annual report.

During the fiscal years ended December 31, 2024 and 2023, and any subsequent interim periods prior to the engagement of HTL, neither the Company, nor anyone on behalf of the Company, has consulted HTL regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that HTL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted HTL regarding any matter that was the subject of a “disagreement” as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Hongli Group Inc., and its subsidiaries and PRC operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	First Amended and Restated Memorandum and Articles of Association (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form S-8 (File No. 333-278321), filed with the Securities and Exchange Commission on March 28, 2024)
2.1*	Description of Securities
2.2	Specimen Certificate for Ordinary Shares (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
3.1	Voting agreement between Yuanqing Liu and Jie Liu dated July 7, 2022 (Previously filed; incorporated by reference to Exhibit 3.1 filed with the Annual Report on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on April 30, 2024)
3.2	Voting agreement between Ronglan Sun and Jie Liu dated July 7, 2022 (Previously filed; incorporated by reference to Exhibit 3.2 filed with the Annual Report on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on April 30, 2024)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (Previously filed; incorporated by reference to Exhibit 10.2 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.3	Exclusive Business and Cooperation and Management Agreement between Hongli WFOE and Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.3 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.4	Exclusive Option Agreement among Hongli HK, Hongli Shandong, and the shareholders of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.4 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.5	Equity Interest Pledge Agreement among Hongli WFOE, Hongli Shandong, and the shareholders of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.5 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.6	Power of Attorneys of the shareholders of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.6 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.7	Spousal Consent Letters granted by the spouse of each shareholder of Hongli Shandong, dated as of April 12, 2021 (Previously filed; incorporated by reference to Exhibit 10.7 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.8	Form of Director Offer Letter between Hongli Group Inc. the directors (Previously filed; incorporated by reference to Exhibit 10.8 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.9	English Translation of Sales Agreement between Hongli Shandong and Weichai LOVOL Heavy Industry Co. Ltd., dated as of January 1, 2020 (Previously filed; incorporated by reference to Exhibit 10.11 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)

4.10	Supply Agreement between Hongli Shandong and SUNGJIN TECH CO., LTD, dated as of July 23, 2014 (Previously filed; incorporated by reference to Exhibit 10.12 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.11	2022 Share Compensation Plan (Previously filed; incorporated by reference to Exhibit 10.14 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.12	English Translation of Assets Transfer Agreements between Hongli Shandong and Yingxuan, dated as of January 1, 2021 (Previously filed; incorporated by reference to Exhibit 10.15 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
4.13	English Translation of Supplementary Agreement between Hongli Shandong and Yingxuan, dated as of May 5, 2023 (Previously filed; incorporated by reference to Exhibit 4.17 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
4.14	Hongli 2024 Equity Incentive Plan (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form S-8 (File No. 333-278321), as amended, initially filed with the Securities and Exchange Commission on March 28, 2024)
4.15	Form of Securities Purchase Agreement by and between the Company and the Investor (Previously filed; incorporated by reference to Exhibit 10.1 filed with the current report on Form 6-K, filed with the Securities and Exchange Commission on April 16, 2026)
4.16*	Agreement for the Transfer of Entrusted Investment Funds and Change of Entrustment Relationship by and among Shanghai Zhuofan Industrial Co., Ltd., Jinan Langchi Heavy Industry Co., Ltd, and Shandong Xiangfeng Heavy Industry Co., Ltd., dated as of December 31, 2025
4.17*	Project Investment Entrustment Service Agreement by and among Shanghai Zhuofan Industrial Co., Ltd., SBI China Mega Asset Management Limited, and Shandong Xiangfeng Heavy Industry Co., Ltd., dated as of December 31, 2025
8.1	List of Subsidiaries of the Registrant (Previously filed; incorporated by reference to Exhibit 21.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
11.2	Insider Trading Policy (Previously filed; incorporated by reference to Exhibit 11.2 filed with the Registration Statement on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on May 16, 2023)
12.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1**	Certifications of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350
13.2**	Certifications of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350
15.1*	Consent of Ogier (Cayman) LLP
15.2*	Consent of Beijing Dacheng Law Offices, LLP (Shanghai)
15.3*	Consent of HTL International, LLC, an independent registered public accounting firm
16.1	Letter, dated January 9, 2026, from RBSM LLP addressed to the U.S. Securities and Exchange Commission (Previously filed; incorporated by reference to Exhibit 16.1 filed with the current report on Form 6-K (File No. 001-41671), filed with the Securities and Exchange Commission on January 12, 2026)
97.1	Compensation Recovery Policy of the Company (Previously filed; incorporated by reference to Exhibit 97.1 filed with the Annual Report on Form 20-F (File No. 001-41671), filed with the Securities and Exchange Commission on April 30, 2024)
101.INS**	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Scheme Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hongli Group Inc.

By:	/s/ Jie Liu
Name:	Jie Liu
Title:	Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Xiangmei Zeng
Name:	Xiangmei Zeng
Title:	Chief Financial Officer

Dated:	May 13, 2026

HONGLI GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Hongli Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hongli Group Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2026.

Houston, Texas

May 13, 2026

HONGLI GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. Dollars (“US$”), except for number of shares and per share data)

	As of December 31,
	2025	2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalent	1,811,149	909,716
Restricted cash	74,018	15,070
Accounts receivable, net	9,273,016	5,809,374
Notes receivable	1,041,185	522,331
Inventories, net	2,463,460	2,674,001
Due from related parties – officers	356,576	-
Prepayments and other current assets	1,064,656	2,004,889
Total current assets	16,084,060	11,935,381

Non-current assets
Property, plant and equipment, net	12,292,214	10,385,742
Prepayments for purchase of Yingxuan Assets	4,951,021	5,339,093
Intangible assets, net	4,498,986	4,432,403
Deposit for investment	34,316,583	32,877,029
Deferred tax assets, net	47,781	40,773
Total non-current assets	56,106,585	53,075,040
TOTAL ASSETS	72,190,645	65,010,421

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	11,515,024	6,079,252
Accounts payable	1,876,141	1,380,201
Due to related parties - officers	4,207	21,247
Income tax payable	185,562	36,505
Accrued expenses and other payables	777,588	694,712
Total current liabilities	14,358,522	8,211,917

Non-current liabilities
Long-term loans	-	3,305,209
Total non-current liabilities	-	3,305,209
Total liabilities	14,358,522	11,517,126

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 73,438,750 and 73,438,750 shares issued and outstanding as of December 31, 2025 and 2024, respectively	7,344	7,344
Additional paid-in capital	42,998,556	42,998,556
Statutory reserve	370,683	370,683
Retained earnings	13,666,910	11,724,070
Accumulated other comprehensive income (loss)	788,630	(1,607,358)
TOTAL SHAREHOLDERS’ EQUITY	57,832,123	53,493,295
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,190,645	65,010,421

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in US$, except for number of shares and per share data)

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Revenues, net	19,600,691	14,105,620	15,997,954
Cost of revenues	(13,221,811)	(9,585,873)	(10,752,114)
Gross profit	6,378,880	4,519,747	5,245,840

Operating expenses:
Sales and marketing expenses	(935,432)	(669,542)	(631,359)
General and administrative expenses	(2,015,663)	(4,615,189)	(2,631,085)
Research and development expenses	(994,500)	(818,312)	(962,961)
Total operating expenses	(3,945,595)	(6,103,043)	(4,225,405)
Income from operations	2,433,285	(1,583,296)	1,020,435

Other income and (expense):
Interest and financing expenses, net	(469,710)	(466,386)	(631,558)
Other income	215,881	185,299	591,440
Other expenses	(7,932)	(8,860)	(47,855)
Total other expenses, net	(261,761)	(289,947)	(87,973)
Income (loss) before income taxes	2,171,524	(1,873,243)	932,462

Income tax expenses	(228,684)	(8,392)	(67,740)
Net income (loss)	1,942,840	(1,881,635)	864,722

Other comprehensive income (loss):
Foreign currency translation gain (loss)	2,395,988	(700,623)	(659,161)
Total comprehensive income (loss)	4,338,828	(2,582,258)	205,561

Weighted average common shares outstanding:
Basic and diluted	73,438,750	17,451,865	11,752,180

Earnings (loss) per share:
Basic and diluted	0.03	(0.11)	0.07

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in US$, except for number of shares and per share data)

	Ordinary Shares		Additional			Accumulated other	Total
	Numbers of		paid-in	Statutory	Retained	comprehensive	shareholders’
	Shares	Amount	capital	reserve	earnings	income (loss)	equity
		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2023	10,000,000	1,000	609,601	370,683	12,740,983	(247,574)	13,474,693

Net income	-	-	-	-	864,722	-	864,722
Initial public offering	2,062,500	206	8,249,794	-	-	-	8,250,000
Initial public offering costs	-	-	(1,967,388)	-	-	-	(1,967,388)
Underwriter’s option exercised	309,375	31	1,237,469	-	-	-	1,237,500
Exercise costs	-	-	(92,813)	-	-	-	(92,813)
Surrender of shares	(133,125)	(13)	13	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(659,161)	(659,161)
Balance as of December 31, 2023	12,238,750	1,224	8,036,676	370,683	13,605,705	(906,735)	21,107,553

Net loss	-	-	-	-	(1,881,635)	-	(1,881,635)
Share-based compensation	1,200,000	120	1,967,880	-	-	-	1,968,000
Private placement	60,000,000	6,000	32,994,000	-	-	-	33,000,000
Foreign currency translation loss	-	-	-	-	-	(700,623)	(700,623)
Balance as of December 31, 2024	73,438,750	7,344	42,998,556	370,683	11,724,070	(1,607,358)	53,493,295

Net income	-	-	-	-	1,942,840	-	1,942,840
Foreign currency translation income	-	-	-	-	-	2,395,988	2,395,988
Balance as of December 31, 2025	73,438,750	7,344	42,998,556	370,683	13,666,910	788,630	57,832,123

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	1,942,840	(1,881,635)	864,722

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	687,159	804,395	871,445
Amortization of right-of-use assets	-	37,335	73,422
Amortization of intangible assets	124,047	101,315	100,689
Allowance for current expected credit losses	124,517	38,616	52,914
(Gain) loss on disposals of property and equipment and intangible assets	(16,835)	105,954	(339,117)
Share-based compensation	-	1,968,000	-
Change in inventory reserve	125,614	488	32,412
Deferred tax benefit	(18,120)	(31,223)	(25,129)
Changes in operating assets and liabilities:
Accounts receivable	(3,246,989)	1,845	1,155,718
Notes receivable	(701,686)	(385,084)	57,678
Inventories	193,149	(394,565)	157,729
Prepayments and other current assets	978,924	(1,070,397)	(134,308)
Other non-current assets	-	-	2,118
Due from related parties	-	-	117,210
Due to related parties	53,307	(10,417)	(138,951)
Accounts payable	444,917	39,274	(1,557,271)
Accrued expenses and other payables	43,951	261,255	(310,147)
Income tax payable	143,472	810	(96,217)
Net cash provided by (used in) operating activities	878,267	(414,034)	884,917

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(217,443)	(32,506)	(302,393)
Purchase of intangible assets	-	-	(561,395)
Prepayments for purchase of Yingxuan Assets	(1,099,783)	(277,944)	(1,776,529)
Proceeds from sale of property and equipment	41,740	2,779	738,607
Deposit for investment	-	(33,350,376)	-
Advance to related parties	(410,017)	-	(351,924)
Repayment from related parties	423,930	346,238	-
Net cash used in investing activities	(1,261,573)	(33,311,809)	(2,253,634)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for financing liabilities	-	(44,763)	(235,969)
Payments for finance leases	-	(45,235)	(307,637)
Advances from related parties	-	1,064,327	4,566,368
Repayments to related parties	-	(1,041,097)	(5,127,251)
Payments of offering costs	-	-	(229,723)
Borrowings from short-term loans	8,932,174	7,172,270	1,765,312
Repayments of short-term loans	(7,387,826)	(6,866,531)	(1,883,941)
Borrowings from long-term loans	-	416,916	4,660,425
Repayments of long-term loans	(288,596)	(147,310)	(11,199,141)
Proceeds from initial public offering, net of costs	-	-	7,228,964
Proceeds from exercise of option, net of costs	-	-	1,144,687
Proceeds from private placement	-	33,000,000	-
Net cash provided by financing activities	1,255,752	33,508,577	382,094
Effect of exchange rate changes	87,935	326,383	(311,747)

Net increase (decrease) in cash and cash equivalents and restricted cash	960,381	109,117	(1,298,370)
Cash and cash equivalents and restricted cash, beginning of year	924,786	815,669	2,114,039
Cash and cash equivalents and restricted cash, end of year	1,885,167	924,786	815,669

Cash and cash equivalents	1,811,149	909,716	775,686
Restricted cash	74,018	15,070	39,983
Cash and cash equivalents and restricted cash, end of year	1,885,167	924,786	815,669

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	90,294	38,805	374,487
Interest paid	354,567	599,524	650,803

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Property, plant and equipment acquired in exchange of notes receivable	219,117	87,477	-
Property, plant and equipment acquired and applied from prepayments	17,116	80,654	-
Right-of-use assets transferred to property and equipment upon exercise of purchase option	-	626,414	508,617

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Hongli Group Inc. (the “Company”) was incorporated in Cayman Islands as an exempted company with limited liability on February 9, 2021. The Company, its subsidiaries, its consolidated Variable Interest Entity (the “VIE”) and its subsidiaries (collectively referred to as the “Group”) are principally engaged in manufacturing and selling of customized steel profiles in the People’s Republic of China (“PRC” or “China”) and overseas market.

As of December 31, 2025, details of the Company’s subsidiaries, VIE and its subsidiaries are as follows:

Name	Date of Incorporation	Place of incorporation	Equity interest attributed to the Group	Principal activities
Subsidiaries
Hongli Hong Kong Limited (“Hongli HK”)	March 5, 2021	Hong Kong	100%	Investment holding
Shandong Xiangfeng Heavy Industry Co., Ltd. (“WFOE”)	April 8, 2021	PRC	100%	Consulting service
VIE and its Subsidiaries
Shandong Hongli Special Section Tube Co., Ltd., (“Hongli Shandong”)	September 13, 1999	PRC	100%	Manufacturing and selling of customized steel profiles
Shandong Maituo Heavy Industry Co., Ltd. (“Maituo”) (1)	May 23, 2019	PRC	100%	No operations
Shandong Haozhen Heavy Industry Co., Ltd. (“Haozhen Shandong”) (2)	September 18, 2020	PRC	97%	No operations
Beijing Haozhen Heavy Industry Technology Company Limited (“Haozhen Beijing”) (3)	February 4, 2021	PRC	70%	No operations

(1)	Wholly owned subsidiary of Hongli Shandong.

(2)	Haozhen Shandong was jointly established by Hongli Shandong and Shengda Technology Co. Ltd, with Shengda Technology Co. Ltd holding a 30 % ownership interest in Haozhen Shandong. As of December 31, 2025, Haozhen Shandong has not commenced operations, and no portion of income or loss was attributable to the noncontrolling interest in the subsidiary. Therefore, no noncontrolling interest was reported in the consolidated financial statements for the years ended December 31, 2025, 2024 and 2023.

(3)	Haozhen Beijing was jointly established by Hongli Shandong and an individual, who holding a 3 % ownership interest in Haozhen Beijing. As of December 31, 2025, Haozhen Beijing had not commenced operations, and no portion of income or loss was attributable to the noncontrolling interest in the subsidiary. Therefore, no noncontrolling interest was reported in the consolidated financial statements for the years ended December 31, 2025, 2024 and 2023.

The VIE Arrangements

The Company consolidates VIE and its subsidiaries as variable interest entities and referred to them as “the VIEs” in the Company’s consolidated financial statements. Under PRC laws and regulations, foreign individuals and entities face restrictions on direct investment in certain industries within China. Although the business operations of the VIEs do not fall into any categories that are expressly prohibited from foreign investment, the Company conducts the operation through the VIE to circumvent the substantial costs and time associated with obtaining regulatory approvals for the foreign investment.

The Company, through its wholly owned subsidiary in China, WFOE has entered into the following contractual arrangement with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities and cash flows in the Company’s consolidated financial statements.

Agreements that provide the Company with effective control over the VIEs include:

Exclusive Option Agreement: Pursuant to the exclusive option agreement among Hongli HK, Hongli Shandong and the shareholders of Hongli Shandong (“VIE shareholders”), the VIE shareholders unconditionally and irrevocably granted the WFOE or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interests in the VIEs at nominal consideration which decided by the WFOE or the lowest consideration permitted by PRC laws and regulations under the circumstances where the WFOE or its designee is permitted under PRC laws and regulations to own all or part of the equity interests of VIEs. The WFOE has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without the WFOE’s written consent, the VIE shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of VIEs’ assets or equity interests.

Voting Rights Proxy Agreement & Irrevocable Power of Attorney: The VIE shareholders executed voting rights proxy agreement, appointing the WFOE, or any person designated by the WFOE, as their attorney-in-fact to (i) call and attend shareholders meeting of VIEs and execute relevant shareholders resolutions; (ii) exercise on his behalf all his rights as a shareholder of VIEs, including those rights under PRC laws and regulations and the articles of association of VIEs, such as voting, appointing, replacing or removing directors, (iii) submit all documents as required by governmental authorities on behalf of VIEs, (iv) assign the shareholding rights to VIEs, including receiving dividends, disposing of equity interest and enjoying the rights and interests during and after liquidation. The agreement will remain in effect unless the WFOE terminates the agreement by giving a written notice.

Spousal Consent Letter: Pursuant to the spousal consent letter executed by the spouse of certain shareholders of VIEs, each of such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive option agreement, voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. They further undertake not to make any assertions in connection with the equity interests of the VIEs held by the applicable shareholder, and confirm that the shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity interests of the VIEs held by the applicable shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between WFOE and our VIEs. The valid term of spousal consent letter is same as the term of the exclusive option agreement.

Equity Pledge Agreement: The VIE shareholders agreed to pledge their equity interest in VIEs to the WFOE to secure the performance of the VIEs’ obligations under the series of contractual agreements and any such agreements to be entered into in the future. Without prior written consent of the WFOE, the VIE shareholders shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. If any economic interests were received by means of their equity interests in the VIEs, such interests belong to the WFOE.

Agreements that transfer economic benefits of VIEs to the Group include:

Exclusive Services Agreement: Under the exclusive services agreement, the Company and the WFOE have the exclusive right to provide comprehensive technical and business support services to the VIEs. In exchange, the VIEs pay annual service fees to the WFOE in the amount equivalent to all of their net income as confirmed by the WFOE. The WFOE has the right to adjust the service fee rates at its sole discretion based on the services provided and the operation conditions of VIEs.

The Voting Rights Proxy Agreement and Irrevocable Power of Attorney have conveyed all shareholder rights held by the VIE shareholders to the WFOE or any person designated by the WFOE, including the right to appoint executive directors of the VIEs to conduct day to day management of the VIEs’ businesses, and to approve significant transactions of the VIEs. In addition, the Exclusive Option Agreement provides the WFOE with a substantive kick-out right of the VIE shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIEs. The Equity Pledge Agreements further secure the obligations of the shareholders of the VIEs under the above agreements.

Because the Company, through the WFOE, has (i) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from the VIEs, the Company is deemed the primary beneficiary of the VIEs. Accordingly, the Company has consolidated the VIEs’ financial results of operations, assets and liabilities in the Group’s consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Services Agreement Agreement).

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;

●	limit the Group’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The following information of the VIE and VIE’s subsidiaries as a whole as of December 31, 2025 and 2024 were included in the accompanying consolidated financial statements of the Company. Transactions between VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2025	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	1,762,954	857,212
Restricted cash	74,018	15,070
Accounts receivable, net	9,273,016	5,809,374
Notes receivable	1,041,185	522,331
Inventories	2,463,460	2,674,001
Due from parent company	981,294	940,130
Due from related parties	356,556	-
Prepayments and other current assets	1,064,084	2,004,889
Total current assets	17,016,567	12,823,007

Non-current assets
Property, plant and equipment, net	12,292,214	10,385,742
Prepayments for purchase of Yingxuan Assets	4,951,021	5,339,093
Intangible assets, net	4,498,986	4,432,403
Deferred tax assets, net	47,781	40,773
Total Assets	38,806,569	33,021,018

Liabilities
Current liabilities
Short-term loans	11,515,024	6,079,252
Accounts payable	1,876,141	1,380,201
Due to related parties	4,207	21,246
Income tax payable	174,598	34,427
Accrued expenses and other payables	739,532	638,610
Total current liabilities	14,309,502	8,153,736

Non-current liabilities
Long-term bank loans	-	3,305,209
Due to related parties	8,237,172	7,906,642
Total Liabilities	22,546,674	19,365,587
Net Assets	16,259,895	13,655,431

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Revenue, net	19,600,691	14,105,620	15,997,954
Gross profit	6,378,880	4,519,747	5,245,840
Income from operations	2,597,220	606,308	1,101,095
Net income	1,952,276	146,528	780,491

The revenue-producing assets held by the VIE and its subsidiaries comprise 100% of the Company’s long-lived assets, which mainly consisted of property, plant, equipment, and intangible assets, including land use rights. The VIE and its subsidiaries contributed 100% of the Company’s consolidated revenues for the years ended December 31, 2025, 2024 and 2023.

Initial Public Offering

On March 31, 2023, the Company closed its initial public offering of 2,062,500 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $8.25 million before deducting underwriting discounts and offering expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 309,375 Ordinary Shares at the public offering price. On May 2, 2023, the underwriter exercised the over-allotment option in full for total gross proceeds of $1,237,500 before deducting underwriting discounts and commissions. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “HLP” since March 29, 2023.

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

Emerging Growth Company

As an emerging growth company, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for credit losses, inventory write-down and reserves, useful lives of property, plant and equipment, intangible assets, valuation allowance of deferred tax assets and share-based compensations. Actual results could differ from those estimates.

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

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using US$. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31,	December 31,	December 31,
	2025	2024	2023
1 US$ = RMB
Spot rate	6.9931	7.2993	7.0999
Average rate	7.1875	7.1957	7.0809

Foreign Currency Exchange Rate Risks

The Company’s PRC subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As of December 31, 2025 and 2024, the RMB denominated cash and cash equivalents and restricted cash amounted to $1,868,831 and $917,467, respectively.

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

The Company considers the carrying amounts of its financial assets and liabilities, which primarily include cash and cash equivalents, restricted cash, notes receivable, accounts receivable, and other current assets, accounts payables, other current payables, and short-term loans to approximate their fair values as of December 31, 2025 and 2024, due to their short-term maturities or because they are recorded at present value.

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

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Numerator for earnings (loss) per share:
Net income (loss) attributable to the Company’s ordinary shareholders	1,942,840	(1,881,635)	864,722
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	73,438,750	17,451,865	11,752,180
Per share amount:
Per share - basic and diluted	0.03	(0.11)	0.07

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

Restricted Cash

Restricted cash consists of cash deposited with the PRC bank, which is used as collateral to secure the Company’s loans.

Accounts Receivable, Net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance expected credit losses. ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses to all financial assets held at amortized cost. CECL model requires measurement of the expected credit loss even if that risk of loss is remote. The company adopts a combination of aging schedule and the roll rate method in computation of the current expected credit losses and compute the credit losses based on historical repayment trend. The company uses both quantitative and qualitative methods in considering all available information relevant to assessing collectability. This may include internal information, external information or a combination of both relating to past events, current conditions and reasonable and supportable forecasts.

Notes Receivable

Notes receivable represent trade accounts receivable due from various customers where the banks have guaranteed the payment (“Bank Acceptance Notes”) or the customers’ financial institutions have guaranteed the payment (“Commercial Acceptance Notes”). These notes are non - interest bearing and normally paid within three to six months. Notes receivable may be discounted (sold) to financial institutions or other third parties before maturity, and derecognized based on ASC860. Additionally, notes receivable can be endorsed to third parties (e.g., suppliers or creditors) as a form of settlement or guarantee.

The Company assesses notes receivable for impairment at each reporting date in alignment with ASC 326’s current expected credit loss (“CECL”) model, which requires estimation of expected credit losses over the life of the notes. The approach differs based on the type of note: (1) Bank Acceptance Notes are considered low - risk, due to bank guarantees. Impairment is typically minimal, and is calculated based on the issuing bank’s credit rating and historical default rates. Expected credit losses are recognized only in rare cases where the issuing bank’s creditworthiness is in doubt; (2) Commercial Acceptance Notes carry the credit risk of the issuer, requiring a more detailed analysis. The impairment assessment considers the issuer’s financial condition, historical default rates, forward - looking economic conditions, and the specific terms of the note (e.g., duration and collateral). As a result, expected credit losses for Commercial Acceptance Notes may be more significant than for Bank Acceptance Notes. The Company continuously monitors the creditworthiness of its customers and evaluates the potential for credit losses, considering factors such as the financial stability of the guarantor institutions and the general economic environment. No significant credit risk was identified.

Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the weighted average basis. Work-in- progress inventories consisted of raw materials, direct labor and overhead associated with the manufacturing process. Finished goods included inventory finished in the Company’s own warehouse and goods in transit, which has not met the criteria of revenue recognition. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or net realizable value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. A write down of potentially obsolete or slow-moving inventory is recorded based on management’s analysis of inventory levels.

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

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation are computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Estimated Useful Life
Buildings	30 years
Machinery equipment	10 years
Vehicles	4-5 years
Office equipment	3-5 years
Tools	3-5 years
Electronic devices	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances indicate a change in estimates of useful lives.

Intangible Assets, Net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in China is owned by the government and cannot be sold or transferred by or to any individual or private entity. Instead, the government grants or allocates landholders “land use rights.” The Company has obtained rights to use various parcels of land for 46-50 years. The Company amortizes the cost of the land use rights over their useful life using the straight-line method.

Impairment for Long-Lived Assets

Long-lived assets, including property, plant and equipment, intangible assets with finite lives, and prepayments for purchase of Yingxuan assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. There was no impairment of long-lived assets recognized for the years ended December 31, 2025, 2024 and 2023, respectively.

Lease

The Company has adopted the new lease standard, ASC 842, Leases (Topic 842) for all periods presented.

Financing lease and operating lease classification

The Company classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for a major part of the remaining economic life of the underlying asset.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

When none of the criteria are met, the Company classifies a lease as an operating lease.

Operating lease right-of-use assets and finance lease right-of-use assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

For operating lease, lease expense is recorded on a straight-line basis over the lease term. The amortization of the right-of-use assets is calculated as the difference between the straight-line lease expense and the interest calculated on the lease liability. For finance lease, the amortization of the right-of-use assets is calculated on a straight-line basis over the lease term.

Operating lease liabilities and finance lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. The incremental borrowing rate is the rate of interest that the lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into a sale and leaseback transaction which qualified as failed sale and leaseback transaction as the Company has a purchase obligation to acquire the machinery at the end of the lease term. The asset has been included in the property, plant and equipment, and the amortization is computed based on the shorter of the financing terms or the estimated useful life. Amounts received was presented in Finance lease obligation.

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

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for selling products to customers through the end of the return period (considering expected product returns). The Company offers customers right to return the goods upon mutual agreement. The Company recognizes the amount received or receivable that is expected to be returned as a refund liability, representing its obligation to return the customer’s consideration, as well as a return asset (and adjusts cost of revenues) for its right to recover the goods returned by the customer, at the time of the initial sale. The Company updates its assessment of expected returns and the related refund liabilities and return assets at each financial reporting date and reflects any changes in assumptions about expected returns. Any adjustments made to the estimate will result in a corresponding adjustment to amounts recognized as revenues for the satisfied performance obligations and costs in the value of the returned goods. The refund liability and return asset should be relieved only when cash is refunded or the refund privilege expires. Refund liabilities are included in “Accrued expenses and other current liabilities”. Return assets were included in “Prepayments and other current assets”.

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

The Company does not have any contract asset. Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2025 and 2024, the Company recorded contract liabilities, included in accrued expenses and other payables, of $162,120 and $219,933, respectively. The Company recognized $79,488, $24,484 and $45,800 of beginning contract liabilities as revenue for the years ended December 31, 2025, 2024 and 2023, respectively. Contract liabilities totaling $162,120 as of December 31, 2025, are expected to be recognized as revenue for the year end December 31, 2026.

The Company also provides a regular warranty service for 12 to 24 months, aiming to ensure the products meet the quality standards as agreed in the contract, which is also a general protective term required by law, and are common quality assurance obligations in the industry, of which the warrant period is also in line with related industry practice. The warranty does not provide a customer with a service in addition to the assurance that the products comply with agreed-upon specifications. Besides, the warranty period conforms to industry practices and does not include the content of extended warranty services that can be purchased separately, which means the warranty does not provide the customer an option to purchase a warranty separately. Therefore, it falls into the category of assurance-type warranties, instead of a performance obligation.

The Company estimates the probability of the warranty based on the historical repair costs and frequency rates and account for it under ASC 460 by accruing the estimated liability. The estimation of warranty-related costs is updated at each reporting date using best-available information and revisions to estimates are made as necessary. Warranty cost is recorded as a component of sales and marketing expenses in the consolidated statements of operations and comprehensive income and is recognized at the time the related revenues are recognized (upon product sale).

The Company’s net revenue segregated by geographic regions is as follows:

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
PRC	16,581,343	12,196,548	12,117,240
Overseas	3,019,348	1,909,072	3,880,714
Total	19,600,691	14,105,620	15,997,954

Value Added Tax

Hongli Shandong and its subsidiaries are subject to a VAT of 13% for its business practice. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of the product sold. The Company reports revenue net of PRC’s VAT for all the periods presented on the consolidated statements of operations and comprehensive income.

Cost of Revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs, including production overhead, costs of raw material, contract manufacturers for production, shipping and handling costs, manufacturing and tooling equipment depreciation.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses associated with sales and marketing personnel. Advertising expenses primarily consisted of cost of funding payments for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2025, 2024 and 2023, the advertising expenses were $13,869, $65,005 and $7,037, respectively.

General and Administrative Expenses

General and administrative expenses mainly consisted of (i) staff costs related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

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

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expense. No such expenses incurred during the years ended December 31, 2025, 2024 and 2023.

Share-based Compensation

The Group applies ASC 718, Compensation—Stock Compensation (‘‘ASC 718’’), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees were classified as equity awards. The Group measures the employee share-based compensation based on the fair value of the award at the grant date. The share-based compensation to the Company was $nil, $1,968,000 and $nil for the years ended December 31, 2025, 2024 and 2023, respectively and included in general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Government Subsidy

Government grants include cash subsidies as well as other subsidies received from various government agencies by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of income and comprehensive income when the relevant performance criteria specified in the grant are met, for instance, locating contact centers in their jurisdictions or helping local employment needs. The government subsidy granted to the Company was $67,614, $101,350 and $26,996 for the years ended December 31, 2025, 2024 and 2023, respectively and included in other income in the consolidated statements of operations and comprehensive income.

Statutory Reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

Under the PRC Company Law, the Company’s PRC subsidiaries that are companies incorporated in mainland China are required to allocate 10% of their after-tax profits, as determined in accordance with the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of the PRC, to their statutory reserve when distributing after-tax profits. Such appropriation is no longer required once the accumulated statutory reserve reaches 50% of the registered capital of the relevant company. After making appropriations to the statutory reserve, a company may, upon approval by its shareholders, make appropriations to its discretionary reserve. Statutory reserves and discretionary reserves may be used to make up losses, expand production and business operations, or increase registered capital, but they are not distributable as cash dividends in the ordinary course of business.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023 consisted of net income (loss) and unrealized gain (loss) from foreign currency translation adjustment.

Segment Reporting

The Company follows the ‘management approach’ in determining its reportable operating segments, as prescribed by ASC 280. The Group’s Chief Executive Officer are the chief operating decision-maker (“CODM”). When making decisions about allocating resources and assessing the performance of the Group as a whole, the CODM review operating metrics and consolidated financial statements.

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

On November 4, 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The DISE does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. On January 6, 2025, the FASB issued ASU 2025-01, Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which amends the effective date of Update 2024-03. DISE is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. ASU 2025-05 provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods and should be applied prospectively. Early adoption is permitted, and the Company is currently assessing the impact of adoption.

The Company does not believe other recently issued but not yet effective accounting standards would have a material effect on its consolidated balance sheets, statements of operations and comprehensive income, changes in shareholders’ equity and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Accounts receivable, gross	9,494,308	5,898,773
Less: allowance for current expected credit loss	(221,292)	(89,399)
Accounts receivable, net	9,273,016	5,809,374

The movement of the allowance for current expected credit loss was as follows:

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Balance at beginning of the year	(89,399)	(52,773)	-
Provision	(124,517)	(38,616)	(52,914)
Exchange difference	(7,376)	1,990	141
Balance at end of the year	(221,292)	(89,399)	(52,773)

As of December 31, 2025, accounts receivable totaling $1,944,888 (RMB13,600,794) were pledged as collateral to secure a short-term loan of $1,286,983 (RMB 9,000,000) from China Minsheng Bank (see Note 10).

As of December 31, 2024, accounts receivable totaling $1,525,377 (RMB11,134,187) were pledged as collateral to secure a short-term loan of $684,997 (RMB 5,000,000) from China Minsheng Bank (see Note 10).

The Company had no accounts receivable factoring activities for the years ended December 31, 2024 and 2023. For the year ended December 31, 2025, the Company entered into accounts receivable factoring agreements with XCMG Commercial Factoring (Xuzhou) Co., Ltd. The Company received total proceeds of amounted to $886,588 (RMB6,200,000) for receivables factored with recourse in November and December 2025, of which $672,091 (RMB4,700,000) was outstanding as of December 31, 2025 as short-term borrowing, secured by the accounts receivable amounted to US$672,091(RMB4,700,000) with recourse. This secured short-term borrowing is disclosed in Note 10.

NOTE 4 — NOTES RECEIVABLES

Notes receivable consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Notes receivable	1,041,185	522,331
Provision for notes receivable	-	-
Notes receivable, net	1,041,185	522,331

No provision of credit losses was recorded for notes receivable for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 5 — INVENTORIES, NET

Inventories are summarized as follows:

	As of December 31,
	2025	2024
	US$	US$
Raw materials	1,346,138	848,123
Work in progress	1,126,943	1,633,948
Finished goods	153,270	224,297
Subtotal	2,626,351	2,706,368
Inventory provision	(162,891)	(32,367)
Total	2,463,460	2,674,001

The Company evaluates inventories for excess and obsolescence on a regular basis, based on management’s assessment of product life cycles, historical and forecasted demand, and market conditions. A write-down is recognized when the carrying amount of inventory exceeds its estimated net realizable value.

The movement of the inventory valuation allowances was as follows:

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Balance at beginning of the year	32,367	38,415	6,894
Provision	125,614	488	32,412
Exchange difference	4,910	(6,536)	(891)
Balance at end of the year	162,891	32,367	38,415

NOTE 6 — PREPAYMENTS AND OTHER CURRENT ASSETS

The prepayments and other current assets consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Advance to suppliers	902,590	1,842,903
Prepaid operating cost	52,043	96,165
Prepaid service cost	4,238	52,506
Others*	105,785	13,315
Total	1,064,656	2,004,889

*	Others included the return assets in relation to the provision of warranty-related cost.

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Buildings	9,881,158	7,620,784
Machinery equipment and tools	6,863,743	6,244,008
Electronic devices	125,669	96,866
Office equipment	33,438	21,054
Vehicles	245,455	324,888
Construction in progress	-	230,966
Subtotal	17,149,463	14,538,566
Less: accumulated depreciation	(4,857,249)	(4,152,824)
Total	12,292,214	10,385,742

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $687,159, $804,395 and $871,445, respectively.

During the year ended December 31, 2025, the Company disposed of certain equipment and received cash proceeds of $61,607. As a result, fixed assets with a costs basis of $216,389 and related accumulated depreciation of $178,704 were derecognized. This transaction resulted in a net gain of $16,835, which included a value-added tax (VAT) of $7,087.

During the year ended December 31, 2024, the Company disposed of certain portions of its manufacturing buildings and received cash proceeds of $2,779. As a result, fixed assets with a costs basis of $158,739 and related accumulated depreciation of $79,171 were derecognized. This transaction resulted in a net loss of $77,109, which included a value-added tax (VAT) of $320. In addition, during 2024, the Company incurred $28,845 disposal loss related to certain assets that had previously been included in construction in progress.

During the year ended December 31, 2023, the Company disposed of portions of its manufacturing buildings, resulting in cash proceeds of approximately $1,337,870. Consequently, fixed asset costs totaling $2,839,029 and accumulated depreciation of $1,100,663 were eliminated from the Company’s records. This transaction resulted in a net gain of $222,064. In addition, the Company sold a vehicle and recognized a gain of $1,176 during the year ended December 31, 2023.

As of December 31, 2025 and 2024, properties totaling $5,194,274 and $4,108,743 were pledged as collaterals to secure the Company’s bank loans from Rural Commercial Bank of Shandong, Bank of Weifang and Agricultural Bank of China (see Note 10).

During the years ended December 31, 2025, 2024 and 2023, the Company did not recognize any impairment losses on its property, plant and equipment.

NOTE 8 — INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Land use rights	4,833,247	4,630,496
Less: accumulated amortization	(334,261)	(198,093)
Intangible assets, net	4,498,986	4,432,403

Amortization expense for the years ended December 31, 2025, 2024 and 2023 was $124,047, $101,315 and $100,689, respectively.

As of December 31, 2025 and 2024, land use rights totaling $ 3,766,943 and $3,918,126 were pledged as collaterals to secure the Company’s bank loan from Bank of Rizhao, Rural Commercial Bank of Shandong, Bank of Beijing, Bank of Weifang and Agricultural Bank of China (see Note 10).

During the years ended December 31, 2025, 2024 and 2023, the Company did not recognize any impairment losses on its intangible assets.

During the year ended December 31, 2023, the Company disposed of portions of its manufacturing buildings (see Note 7). In connection with this transaction, a parcel of land use right was sold, resulting in cash proceeds of $738,437. As a result, land use right with a cost of $865,720 and related accumulated amortization of $243,160 was derecognized from the intangible assets. This transaction resulted in a net gain of $115,877.

In 2023, the Company acquired two parcels of land use rights for total consideration of $559,893. The land was reserved for future development.

Amortization of intangible assets attributable to future periods as of December 31, 2025 is as follows:

Twelve months ended	Amortization amount
US$
2026	103,747
2027	103,747
2028	103,747
2029	103,747
2030	103,747
Thereafter	3,980,251
Total	4,498,986

NOTE 9 — OTHER NONCURRENT ASSETS

Deposit for investment

On December 6, 2024, WFOE deposited an amount of approximately $32.9 million to Jinan Langchi Heavy Industry Co., Ltd. (“Langchi”), in anticipation of a joint investment with Zhongke Hongyuan (Beijing) Holdings Co., Ltd. (“Zhongke”) in Langchi under an investment framework contract for a new factory in Xuzhou, Jiangsu Province, under which Hongli WFOE was expected to serve as the managing entity while Zhongke was expected to act as the investing shareholder of Jinan Langchi. The framework contract had a definite effective date until December 31, 2025 and the deposit should be returned if the investment cannot be consummated during the effective period of the framework contract.

In 2025, the investment underlying the abovementioned framework contract was not completed and the investment framework agreement terminated in accordance with its terms. Later, the Company further signed certain agreements with two new partners for a potential investment plan. According to the entrustment contract, the deposit amount would be used as part of the consideration in the upcoming investment projects. The deposit does not constitute an equity investment, loan, or capital contribution before it is finally executed in a definite contract. The Company retains control over the use of the funds, and any unused portion is contractually refundable upon demand.

As of December 31, 2025, no investment project has been completed and the related investment project sourcing activities remain in progress. Accordingly, the balance continues to be presented as a deposit. The Company will reclassify the deposit as part of the consideration transferred upon execution of a definitive agreement and the transfer of the related rights and obligations.

The Company assesses the recoverability of the deposit on an ongoing basis. As of the reporting date, management has concluded that the deposit is fully recoverable, and no impairment loss has been recognized.

Prepayments for purchase of Yingxuan Assets

In November 2020 and January 2021, Hongli Shandong entered into agreements with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) to acquire certain industrial land use rights, buildings, facilities and infrastructure. In May 2023, the parties entered into a supplementary agreement to revise the total consideration to approximately $21.9 million (RMB 151.4 million).

As of December 31, 2025, the Company had paid approximately $18.9 million (RMB 132.1 million) under the agreements. Of the amount paid, approximately $9.3 million (RMB 65.0 million) had been recorded as property, plant and equipment and approximately $4.6 million (RMB 32.5 million) had been recorded as intangible assets, representing assets that had been legally transferred to the Company. As of December 31, 2025, approximately $5.0 million (RMB 34.6 million) was recorded as prepayments for purchase of Yingxuan Assets. The remaining unpaid balance was approximately $2.8 million (RMB 19.3 million). Pursuant to the supplementary agreement, upon receipt of the remaining payment from Hongli Shandong, Yingxuan shall cooperate with Hongli Shandong to complete the transfer of the remaining real estate within 30 days, at which time Hongli Shandong will obtain the beneficial ownership and control of the relevant properties and land use rights. As of the filing date of this report, assets valued at approximately $7.7 million (RMB 53.9 million) had not yet been legally transferred to the Company.

NOTE 10 — LOANS

Loans represent amounts payable to various banks and financial institutions in accordance with the scheduled payment terms outlined in the respective loan agreements. These loans are secured by collateral or guarantees and are classified as either short-term or long-term based on their respective maturities.

			As of December 31,
Financial Institutions	Loan period	Interest rate	2025	2024
			US$	US$
China Minsheng Bank(1)(3)	February 11, 2025 to February 11, 2026	3.30%	285,996	-
China Minsheng Bank(1)(3)	June 30, 2025 to June 30, 2026	3.30%	428,994	-
China Minsheng Bank(1)(3)	September 3, 2025 to September 3, 2026	3.30%	571,992	-
Bank of Rizhao(2)	April 10, 2025 to April 10, 2026	3.50%	714,990	-
Rural Commercial Bank of Shandong(2)	September 29, 2025 to September 29, 2026	3.20%	3,574,952	-
Rural Commercial Bank of Shandong(2)	November 21, 2025 to November 18, 2026	3.50%	714,990	-
XCMG Commercial Factoring (Xuzhou) Co., Ltd(1)(4)	November 28, 2025 to February 25, 2026	3.50%	500,493	-
XCMG Commercial Factoring (Xuzhou) Co., Ltd(1)(4)	December 12, 2025 to March 25, 2026	3.50%	171,598	-
Bank of Beijing(1)(3)	December 29, 2025 to December 29, 2026	3.10%	714,990	-
Industrial and Commercial Bank of China	March 21, 2025 to March 20, 2026	3.65%	142,998	-
Industrial and Commercial Bank of China	March 21, 2025 to March 18, 2026	3.65%	285,999	-
Bank of Beijing(1)	December 25, 2024 to December 25, 2025	3.10%	-	958,995
Rural Commercial Bank of Shandong(1)(2)	December 2, 2024 to November 26, 2025	4.35%	-	684,997
Bank of Rizhao(1)(2)	April 17, 2024 to April 10, 2025	3.70%	-	1,095,996
China Minsheng Bank(1)(3)	August 30, 2024 to August 30, 2025	4.00%	-	684,997
Weihai City Commercial Bank(1)	February 29, 2024 to February 25, 2025	3.75%	-	1,095,996
Agricultural Bank of China(1)(2)	September 29, 2024 to September 28, 2025	3.90%	-	1,315,195
Short-term loans			8,107,992	5,836,176

Shenzhen Qianhai WeBank Co., Ltd.(1)(2)	January 30, 2024 to February 1, 2026	6.28%	40,857	234,856
Bank of Weifang(1)(2)	April 25, 2023 to April 22, 2026	2.80%	100,099	-
Bank of Weifang(1)(2)	May 10, 2023 to April 22, 2026	2.80%	1,272,683	5,480
Rural Commercial Bank of Shandong(1)(2)	April 28, 2023 to April 27, 2026	3.50%	1,993,393	2,740
Current portion of long-term loans			3,407,032	243,076
Total short-term loans			11,515,024	6,079,252

Shenzhen Qianhai WeBank Co., Ltd.(1)(2)	January 30, 2024 to February 1, 2026	6.28%	-	39,143
Bank of Weifang(1)(2)	April 25, 2023 to April 22, 2026	2.80%-3.30%	-	136,999
Bank of Weifang(1)(2)	May 10, 2023 to April 22, 2026	2.80%-3.30%	-	1,219,295
Rural Commercial Bank of Shandong(1)(2)	April 28, 2023 to April 27, 2026	3.50%-4.10%	-	1,909,772
Non-current portion of long-term loans			-	3,305,209

(1)	The loans were guaranteed by the CEO, Jie Liu, and/or the family members of the CEO, Yuanqing Liu, Ronglan Sun and Hongyu Hao.

(2)	The loans were secured by various patents, land use rights and construction in progress, real estate.

(3)	The loans were secured by accounts receivable.

(4)	The loans were secured by recourse financing on eligible accounts receivable.

Interest expense pertaining to the above short-term loans for the years ended December 31, 2025, 2024 and 2023 amounted to $226,264, $281,139 and $450,929, respectively, which included in the “Interest and financing expenses, net” in the Company’s consolidated statements of operations and comprehensive income (loss). The weighted average interest rate for short-term loans was 3.29%, 4.35% and 5.70% for the years ended December 31, 2025, 2024 and 2023, respectively.

Interest expense pertaining to the above long-term loans for the years ended December 31, 2025, 2024 and 2023 amounted to $165,003, $155,472 and $91,135, respectively, which included in the “Interest and financing expenses, net” in the Company’s consolidated statements of operations and comprehensive income (loss).

All the bank loans were denominated in RMB.

NOTE 11 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Salary and welfare payable	247,113	285,195
VAT and other taxes payables	112,917	114,114
Interest payable	22,029	21,398
Contract liabilities	162,120	219,933
Other accrued expenses*	233,409	54,072
Total	777,588	694,712

*	Other accrued expenses included the return liabilities and warranty liabilities in relation to the revenue generated.

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

For the years ended December 31, 2025, 2024 and 2023, the interest related to the failed sale and leaseback was nil, nil and $9,371, respectively. There were no financing liabilities as of December 31, 2025 and 2024, respectively. All financing liabilities were fully paid off as of December 31, 2024.

NOTE 12 — LEASES

The Company entered into several lease agreements to lease machineries to facilitate its manufacturing. The original lease terms range from 13 months to three years. As the lease term includes the lessee’s option to purchase assets at a nominal amount by the end of the lease term, and the Company is reasonably certain to exercise an option to purchase the underlying asset, the Company accounted for the leases as finance leases.

For the years ended December 31, 2025, 2024 and 2023, right-of-use assets of nil, $626,414 and $508,617, respectively, were transferred to property and equipment upon full repayment of the related leases, and the Company exercised the option to purchase the underlying asset during the year ended December 31, 2024 and 2023. There were no finance lease right-of-use assets and liability as of December 31, 2025 and 2024, respectively.

The Components of lease expenses were as follows:

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Finance Lease Cost:
Amortization of right-of-use assets	-	37,335	73,422
Interest on lease liabilities	-	539	10,036
Total finance lease cost	-	37,874	83,458

The remaining lease terms and discount rates were as follows:

	For the years ended December 31,
	2025	2024	2023

Weighted-average remaining lease term (in years)	-	-	0.46
Weighted-average discount rate	-	-	5.84%

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

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income were as follows:

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Current tax provision	246,804	39,615	92,869
Deferred tax benefit	(18,120)	(31,223)	(25,129)
Income tax expense	228,684	8,392	67,740

The following table reconciles the statutory rates to the Company’s effective tax rate in the PRC:

	For the years ended December 31,
	2025	2024	2023
PRC statutory income tax rate	25%	25%	25%
Effect of preferential tax rates	(10)%	(10)%	(10)%
Effect of additional deduction allowed for tax purposes	(6)%	(15)%	(8)%
Effect of non-deductible expense and others	2%	-	-
Effective tax rate	11%	-	7%

The tax effects of temporary differences that give rise to the deferred assets and liabilities were as follows:

	As of December 31,
	2025	2024
	US$	US$
Deferred Tax Assets
Depreciation and amortization	9,519	28,948
Allowance for CECL	33,194	6,971
Inventory reserve	5,068	4,854
Net operating losses	10,085	-
Less: valuation allowance	(10,085)	-
Deferred tax assets, net	47,781	40,773

Net operating losses (NOLs) carryforwards of the Company’s PRC subsidiary is $10,085 as of December 31, 2025 will expire in calendar years 2026 through 2030, if not utilized.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded $10,085, nil, and nil valuation allowance for deferred tax assets, respectively.

Aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC that are available for distribution at December 31, 2025, 2024 and 2023 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC.

The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2025 and 2024, the Company has not declared any dividends.

As of December 31, 2025 and 2024, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of December 31, 2025, income tax returns for the tax years ended December 31, 2020 through December 31, 2024 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2025 and 2024. In addition, the outcome of these examinations may impact on the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company’s management has evaluated the Company’s tax positions and concluded that provision for uncertainty in income taxes was not necessary as of December 31, 2025 and 2024.

NOTE 14 — CONCENTRATIONS

Customer concentration risk

For the years ended December 31, 2025, 2024 and 2023, the customers accounted for more than 10% of the Company’s total revenue was as follows:

	For the years ended December 31,
	2025	2024	2023
Customer A	35%	43%	43%
Customer B	23%	17%	*
Customer C	13%	12%	22%

As of December 31, 2025 and 2024, the customers accounted for more than 10% of the Company’s total accounts receivable was as follows:

	As of December 31,
	2025	2024
Customer A	40%	42%
Customer B	28%	25%
Customer C	10%	*

*	Present the percentage less than 10%.

Vendor concentration risk

For the years ended December 31, 2025, 2024 and 2023, the supplier accounted for more than 10% of the Company’s total purchase was as follows:

	For the years ended December 31,
	2025	2024	2023
Supplier A	*	15%	48%
Supplier B	*	20%	*
Supplier C	33%	*	*
Supplier D	12%	*	*

* Present the percentage less than 10%.

As of December 31, 2025 and 2024, the Company had no supplier accounted for more than 10% of the Company’s total accounts payable.

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

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and accounts receivable arising from its normal business activities. The Company places its cash with financial institutions it believes to be creditworthy. All cash is maintained with the banks in the PRC. Under PRC regulations, the maximum insured amount per financial institution per entity is approximately $69,000 (RMB 500,000). As of December 31, 2025 and 2024, the Company’s uninsured cash balances totaled $1,253,370 and $544,449, respectively. The Company has not experienced any losses related to these bank deposits and believes it is not exposed to significant credit risk with respect to its cash balances.

The Company routinely evaluates the financial condition of its customers and establishes an allowance for doubtful accounts based on expected credit losses and other relevant risk factors. As a result, the Company believes its exposure to credit risk on accounts receivable, beyond the recorded allowance, is not significant.

NOTE 15 — RELATED PARTY

The related parties had transactions for the years ended December 31, 2025, 2024 and 2023 consisted of the following:

Name of the related parties	Nature of the relationship
Jie Liu	CEO and Chairman of the Company
Jian Liu	Vice president of the Company
Yuanqing Liu	Family member of the CEO, Father of the CEO
Ronglan Sun	Family member of the CEO, Mother of the CEO
Hongyu Hao	Family member of the CEO and Vice President of Purchase Department
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Li Liu	Family member of the CEO, Sister of the CEO
Yongqing Dong	Family member of the CEO

Certain loans were guaranteed by the CEO, Jie Liu, and the family members of the CEO, Yuanqing Liu, Ronglan Sun and Hongyu Hao. Details please see Note 10 Loans.

Amount due from related parties:

	As of December 31,
	2025	2024
	US$	US$
Jie Liu(1)	356,556	-
Jian Liu(5)	20	-
Total	356,576	-

Amount due to related parties:

	As of December 31,
	2025	2024
	US$	US$
Jie Liu(2)(3)(5)	-	(17,875)
Hongyu Hao(5)	-	(629)
Yongqing Dong(4)	(4,207)	(2,743)
Total	(4,207)	(21,247)

Related party transactions:

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Advance to related parties(1)	(410,017)	-	(351,924)
Repayment from related parties(1)	423,930	346,238	-
Advances from related parties(2)	-	1,064,327	4,566,368
Repayments to related parties(2)	-	(1,041,097)	(5,127,251)
Sale to a related party(3)	19,868	-	-
Purchase from a related party(4)	16,751	-	-

(1)	The Company made interest-free loan to Jie Liu, which is due on demand, and received repayment for the loan.

(2)	The Company received interest-free loan from Jie Liu, which is due on demand, and made repayment for the loan.

(3)	The Company sold a vehicle to Jie Liu.

(4)	The Company received freight service from Yongqing Dong.

(5)	The Company made reimbursement to Jie Liu, Jian Liu, Hongyu Hao, Yuanqing Liu, and Yuanxiang Liu.

NOTE 16 — SHAREHOLDERS’ EQUITY

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

Share Based Compensation

On March 20, 2024, the board of directors of the Company approved and adopted the 2024 Equity Incentive Plan which allows the Company to offer incentive awards to three employees and officers (the “Participants”). Under the 2024 Equity Incentive Plan, the Company may issue incentive awards to the Participants to purchase not more than 1,200,000 Ordinary Shares.

On May 7, 2024, the Company issued a total of 1,200,000 Ordinary Shares to three employees of the Company. The equity incentive plan agreement does not impose any vesting conditions or restrictions related to employee termination. As a result, $1,968,000 was recognized as wages and employment benefits expenses for the year ended December 31, 2024. Additionally, $120 was recorded as common stock and $1,967,880 as additional paid-in capital in the equity section of the consolidated financial statements.

Private Placement

On November 13, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”) for a private placement offering, pursuant to which the Company agreed to sell and issue 60,000,000 ordinary shares, par value $0.0001 per share, at a purchase price of $0.55 per share, for an aggregate purchase price of $33,000,000. The transaction closed on December 5, 2024. Upon closing, the Company issued 60,000,000 ordinary shares to the Purchasers and received gross proceeds of RMB239,979,300, equivalent to $33,000,000. The ordinary shares issued in this transaction were offered and sold in reliance on the exemption from registration provided by Rule 903 of Regulation S under the Securities Act of 1933, as amended.

NOTE 17 — STATUTORY RESERVE

The statutory reserves in the consolidated balance sheets mainly include the Company’s statutory reserve. In accordance with the relevant laws and regulations of the PRC, the Company is required to set aside at least 10% of its respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of its respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. During the years ended December 31, 2025, 2024 and 2023, no earnings were appropriated to surplus reserve. The statutory reserve of Hongli Shandong amounted to $370,683 and $370,683, which reached 50% of its respective registered capital, as of December 31, 2025 and 2024, respectively.

NOTE 18 — COMMITMENT AND CONTINGENCIES

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

NOTE 19 — SEGMENT REPORTING

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

During the year ended December 31, 2025 and 2024, approximately 15.4% and 13.5% of revenue was derived from export sales, with the remainder from customers in China. The CODM does not evaluate performance based on geographic region, as the products, production processes, customer base, and distribution channels are consistent across all markets.

The measure of segment profit or loss used by the CODM is operating income. Significant expense categories regularly provided to and reviewed by the CODM are those presented in the consolidated statements of comprehensive income. The CODM does not review information on segment assets, liabilities, or capital expenditures; therefore, such information is not disclosed.

NOTE 20 — RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2025 and 2024, the total of restricted net assets were $980,284 and $980,284, respectively.

NOTE 21 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were issued. Based on this evaluation, and except as disclosed below, the Company did not identify any subsequent events that require adjustment to, or disclosure in, the financial statements in accordance with U.S. GAAP.

Private Placement

On April 11, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a U.S. investor (the “Investor”) for a private placement offering, providing the sale and issuance of 1,300,000 ordinary shares of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.25 per Share, for aggregate gross proceeds of $325,000. The Securities Purchase Agreement contains customary representations and warranties of the Company and the Investor and customary indemnification and obligations of the parties. On April 24, 2026, the transaction contemplated by the Securities Purchase Agreement was closed. Upon closing, the Company issued a total of 1,300,000 ordinary shares to the Investor following receipt of gross proceeds of $325,000.

Short-Term Loans

On February 5, 2026, the Company obtained a short-term loan of $428,994 (RMB 3,000,000) from XCMG Group Commercial Factoring (Xuzhou) Co., Ltd. The loan bears interest at an annual rate of 3.5% per annum and is scheduled to mature on May 25, 2026. The loan is secured by accounts receivable totaling $428,994 (RMB 3,000,000) and is personally guaranteed by the CEO and one family member.

On March 4, 2026, the Company obtained a short-term loan of $220,217 (RMB 1,540,000) from XCMG Group Commercial Factoring (Xuzhou) Co., Ltd. The loan bears interest at an annual rate of 3.5% per annum and is scheduled to mature on June 25, 2026. The loan is secured by accounts receivable totaling $220,217 (RMB 1,540,000) and is personally guaranteed by the CEO and one family member.

Related Party Transaction

For the subsequent periods after financial statement date till the financial statement issue date, the Company received totaling $328,896 interest free loan from its related parties, which is due on demand.

NOTE 22 —PARENT COMPANY’S CONDENSED FINANCIAL STATEMENTS

The following condensed financial statements present the financial position and results of operations of Hongli Group Inc., the parent company, which is a holding company with several subsidiaries. The condensed financial information is provided in accordance with Schedule I of Article 5-04 of Regulation S-X, issued by the U.S. Securities and Exchange Commission.

The Company and its subsidiaries and VIEs were included in the consolidated financial statements where the intercompany transactions and balances were eliminated upon consolidation. For purpose of the Company’s standalone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s profits or deficit in subsidiaries were reported as equity in income or losses of subsidiaries in the accompanying parent company financial statements.

HONGLI GROUP INC.

CONDENSED BALANCE SHEETS (PARENT COMPANY ONLY)

(Amounts in US$, except for number of shares and per share data)

	As of December 31,
	2025	2024
	US$	US$
Assets
Cash	4,632	4,654
Due from subsidiaries, net	40,422,612	40,422,612
Investment in subsidiaries	17,404,880	13,066,030
Total Assets	57,832,124	53,493,296

Liabilities and Equity
Current liability	1	1
Total Liabilities	1	1
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 73,438,750, 73,438,750 and 12,238,750 shares issued and outstanding as of December 31, 2025 and 2024, respectively	7,344	7,344
Additional paid-in capital	42,998,556	42,998,556
Statutory reserves	370,683	370,683
Retained earnings	13,666,910	11,724,073
Accumulated other comprehensive loss	788,630	(1,607,361)
Total Hongli Group Inc. shareholders’ equity	57,832,123	53,493,295
Total Liabilities and Equity	57,832,124	53,493,296

HONGLI GROUP INC.

CONDENSED STATEMENTS OF OPERATIONS (PARENT COMPANY ONLY)

(Amounts in US$, except for number of shares and per share data)

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Revenue	-	-	-
Share of profit in subsidiaries	1,942,862	86,387	864,733
Share based compensation	-	(1,968,000)	-
Other general and administrative expenses	(22)	(22)	(11)
Total operating expenses	(22)	(1,968,022)	(11)
Net income (loss)	1,942,840	(1,881,635)	864,722
Other comprehensive income (loss):
Foreign currency translation adjustments	2,395,988	(700,623)	(659,161)
Comprehensive income (loss)	4,338,828	(2,582,258)	205,561

HONGLI GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Cash Flows from Operating Activities
Net income (loss)	1,942,840	(1,881,635)	864,722
Non-cash adjustment	(1,942,862)	(86,387)	(864,734)
Share based compensation	-	1,968,000	-
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Increase in accrued liabilities	-	-	1
Net Cash Used in Operating Activities	(22)	(22)	(11)

Cash Flows from Investing Activities:
Advance to subsidiary	-	-	(8,368,964)
Net Cash Used in Investing Activities	-	-	(8,368,964)

Cash Flows from Financing Activities:
Proceeds from initial public offering, net of costs	-	-	7,228,964
Proceeds from exercise of option, net of costs	-	-	1,144,687
Net Cash Provided by Financing Activities	-	-	8,373,651

Net (decrease) increase in cash and cash equivalents	(22)	(22)	4,676
Cash and cash equivalents - beginning of the year	4,654	4,676	-
Cash and cash equivalents - end of the year	4,632	4,654	4,676

Non-cash investing and financing activities:
Offering costs paid by the VIE	-	-	946,352
Proceeds of private placement deposited into WFOE account	-	33,000,000	-